06013757

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Safran

*CURRENT ADDRESS 2, boulevard du General Martial Valin
75724 Paris Cedex 15 - France

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FILE NO. 82- 34974 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: ERS
DAT : 5/ /06

SAFRAN

Exemption Request pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Exemption Request
pursuant to
Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Press Releases 2005

Date	Description	Tab no.
01-04-2005	SAGEM to design a new cryptophony system for the French DGA	1
01-10-2005	SAGEM: 12.3 % increase in 2004 revenue	2
01-25-2005	SAGEM chosen for the UK police's latest fingerprint and palmprint identification system	3
02-14-2005	SAGEM's mobile handsets can now become Bluetooth-enabled	4
02-14-2005	SAGEM's myX1-2 and myX2-2: a new striking combo in the GSM range	5
02-15-2005	SAGEM's myC3-2: seductive and compact	6
02-17-2005	Groupe Sagem - Annual results 2004	7
03-09-2005	Sagem-Snecma merger – Successful public share offer	8
03-11-2005	The SAGEM myX6-2 : Striking in sound and image	9
03-16-2005	SAGEM joins Smart Payment Alliance	10
03-18-2005	Snecma and Sagem merge, changing name to SAFRAN	11
05-04-2005	SAGEM provides Europe-wide multi-biometric visas in pilot test	12
05-09-2005	Sagem Monetel to participate in the launch of Thailand's e-purse	13
05-11-2005	SAFRAN reports first-quarter pro forma sales	14
05-13-2005	SAFRAN listed	15
10-10-2005	SAFRAN plans to sell Sagem Communication's Power and Telecom cables business	16
10-12-2005	SAFRAN consolidated sales at September 30, 2005 (pro forma)	17
10-12-2005	SAFRAN reports consolidated first-half results	18
11-02-2005	Labinal selected for the Falcon 7X program	19
11-15-2005	Inauguration of SAFRAN media library at Civil Aviation University of China	20
11-15-2005	Spotlight on "SPEC" at first symposium on more electric aircraft technologies	21
11-21-2005	Agreement on the sale of Sagem Communication's cable business	22
12-01-2005	SAFRAN's objectives in the mobile phone market	23
12-06-2005	SAFRAN and AVIC II sign framework agreement to collaborate on helicopter engines	24
12-06-2005	SAFRAN wins exclusive 20-year engine MRO contract from Air China	25
12-09-2005	Aeroflot orders 30 Sukhoi RRJ95 regional jets with SaM146 engines by Snecma and NPO Saturn	26

Press Releases 2006

Documents provided to regulatory authorities or stock exchanges and made public by such entities

Documents provided to shareholders, published or made available to the public

SAGEM to design a new cryptophony system for the French DGA

Paris, January 4th, 2005– The French defence procurement agency, the DGA (Délégation Générale pour l'Armement), has contracted SAGEM to do a feasibility study and design a next generation cryptophony system. This new product will replace the ministries' and armies' current equipment as of 2007.

This new success reinforces SAGEM's position as a major player in the field of information and telecommunications security. (The group developed the first ciphering mobile phone in 1997.) Not only is the company the army's sole supplier for highly secure voice-ciphering terminals, it also provides wire and satellite networks for interdepartmental and strategic communications (e.g. digital cryptophony, ciphering fax, key management system).

SAGEM intends to reinforce its leadership in the fields of civil and military cryptography and information security systems.

SAGEM is a major partner in other large-scale European programmes, especially in the realm of air transport security. For example, the ADP (Aéroports de Paris) selected the group to install a biometric access control system in Paris airports. Moreover, it has drawn on its renowned know-how in electronic certification to become one of the founding shareholders of KEYNECTIS. In the field of highly secure smart cards, the French government recently chose SAGEM to develop the operating system (Mask) of its new Vitale™ health insurance card.

These successes, along with its renowned expertise in new technologies used to secure information systems, demonstrate the company's strong commitment to developing products that meet the requirements of civil and military markets.

Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

SAGEM

Press release

SAGEM: 12.3 % increase in 2004 revenue

Paris, January 10th, 2005 – The provisional consolidated revenue of Groupe SAGEM amounted to €m 3,570 which represents a 12.3 % increase compared to the financial year 2003.

Breakdown by branch:

€m	**Financial year 2004**	Financial year 2003	**Difference**
Communications branch	**2,409**	2,097	**+ 14.9 %**
Defense and Security branch	**1,161**	1,083	**+ 7.2 %**

The results of the financial year 2004 will be published on February 16th, after closing of the Stock Exchange.

Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.
For more information, please visit the SAGEM web site: www.sagem.com

Press Information:
Hervé PHILIPPE
Executive VP, Chief Financial Officer
Tel. +33 1 40 70 62 57
Fax. +33 1 53 23 20 47
E-mail: herve.philippe@sagem.com

PR N°05/02

SAGEM chosen for the UK police's latest fingerprint and palmprint identification system

Paris, January 25th, 2005– SAGEM just signed an eight-year contract with Northrop Grumman Information Technology to provide advanced biometric identification technology which will be used to upgrade a computer system linking more than fifty police forces and agencies in the United Kingdom.

SAGEM will deliver this advanced biometric technology to help Northrop Grumman IT integrate and enhance the current Automated Fingerprint Identification System (AFIS) of England and Wales as well as the AFIS used by Scotland's police forces. Current services have allowed police forces to search their local fingerprints and crime scene marks against their own national databases. The new system, called IDENT1, will enable these fingerprints and marks to be searched against a combined database of more than six million ten-print records and more than one million marks (latents) in minutes.

One of the first new developments under IDENT1 and a major contribution of SAGEM will be the establishment of a national palm-print searching service. This service will enable forces, which already routinely collect palm prints from people that they arrest, to run national searches similar to fingerprint searches. National palm-print searching can have a considerable impact on crime investigation and detection as nearly twenty percent of all marks obtained from crime scenes in the United Kingdom are from palms.

Further developments will include mobile fingerprint checking, facial imaging and video identification.

"The U.K. has set the standard for identification technology in the police service, enabling the fingerprint bureau to complete complex national searches and comparisons. This contract award will enable us to continue the good work and to provide the police service with further national identification services they need to help fight the modern, sophisticated and mobile criminal", said Dr. Fred Preston, director of Identification for the U.K. Police Information Technology Organization (PITO), after awarding the contract to Northrop Grumman.

Jean-Paul Jainsky, Managing Director of the Security Division of Sagem commented "We see this agreement as an excellent relationship for both companies and we are convinced that the unique and well established expertise of Sagem in the design and deployment of very large biometric identification systems will provide a dramatic acceleration to the upgrading of the United Kingdom's police forces. With this additional success, SAGEM reinforces its position as the world leader in the provision of large scale biometric solutions, a rapidly growing market."

Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP. Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

SAGEM's mobile handsets can now become Bluetooth-enabled

SAGEM unveils its new Bluetooth audio-adapter for mobile phones.

Cannes, February 14th, 2004 – SAGEM, today announced the launch of its first Plug-and-Play Bluetooth audio-adapter for its GSM handsets.

In addition to its expanding range of mobile phones, SAGEM is also developing its accessory offer. Its new and innovative Bluetooth audio-adapter is an example of this new strategy. The simple to use SAGEM Bluetooth audio-adapter is a very compact device that can be plugged to most products of the myX range, from the high to the entry-range devices. In association to a Bluetooth ear-set or hands-free kit, the SAGEM Bluetooth audio-adapter offers the end-user the capacity to communicate wirelessly with the maximum level of comfort.

"This ergonomic and light-weight Bluetooth audio-adapter gives a true added-value to our product line since most of our handsets can now be easily transformed into Bluetooth-enabled devices." declared Thierry Buffenoir, Managing Director of SAGEM's Mobile Phones Division.

This increase of the accessories offer, illustrates the willingness of SAGEM to provide the end-user with a wide range of possibilities for mobile communication.

About SAGEM Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

SAGEM's myX1-2 and myX2-2: a new striking combo in the GSM range

Cannes, February 14th, 2005– SAGEM unveils two new entry range products: the myX1-2 and myX2-2 targeting mainly the voice centric segment.

As SAGEM's coverage and presence continues to grow throughout the world and many users still look for accessible and easy to use products, SAGEM continues to enrich its range with products such as these two innovative and attractive handsets.

The SAGEM myX1-2 offers the essential set of features for the end-user: covers customisation, HiFi ring tones but also phone book and built-in hands-free mode. Furthermore, the traditional black and white screen is completely revolutionised thanks to an astonishing colour wall paper embedded in the display. The SAGEM myX1-2 is available with different designs and its pendant the myX1-2w embeds WAP browsing features.

As for the SAGEM myX2-2, based on a 4,096-colour screen, it includes all the necessary and user-friendly features amongst which full customisation of covers, HiFi ring tones, colour wall paper, etc. Ease of WAP browsing is enhanced by its large and comfortable keypad. The SAGEM myX2-2m version also integrates Multimedia Messaging Services (MMS) over GPRS.

"In the scope of its collection, SAGEM is as implicated with integrating new multimedia technologies into its high-range handsets as to renewing its entry-range offering. The large range of products meets not only the diversity driven by the different markets concerned but also the mobile phones usage themselves." declared Thierry Buffenoir, Managing Director of SAGEM's Mobile Phones Division.

These products are available in 900/1800Mhz and 850/1900MHz versions in order to answer the emerging markets needs, such as Latin America, Asia or Africa but also for replacement offers of more mature markets.

About SAGEM Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | her

SAGEM's myC3-2: seductive and compact

The new myC3-2 to enrich SAGEM's Clamshell collection

Cannes, February 15th, 2005– SAGEM today presents its myC3-2: a large colour screen clamshell with Multimedia Messaging (MMS) capabilities over GPRS support.

SAGEM's very compact myC3-2 is an attractive clamshell handset with a global volume of around 70cm3. As it opens, the handset unveils not only an ergonomic and user-friendly keypad, but also a mirror-like window. Its elegant design and blue back-light make it a sophisticated and attractive object. When closed, the myC3-2 outer LCD screen displays numerous and useful information such as a clock or caller identification.

Its large amount of embedded features, comfortable keypad and large 65,536-colour screen allow a pleasant browsing experience through the menus and via its WAP services. This new SAGEM clamshell incorporates all the necessary and user-friendly features including Hi-Fi and/or polyphonic ring tone melodies as well as colour wallpapers also downloadable via a data cable or through WAP.

"SAGEM's myC3-2 is a compact handset that should appeal to a variety of end-users in search for customisable mobile communication tools to meet their needs" declared Thierry Buffenoir, Managing Director of SAGEM's Mobile Phones Division.

SAGEM is also launching the myC3-2j which supports the latest and more powerful version of JAVA™: the MIDP2.0, allowing the end-user to access a large choice of downloadable applications and games.

About SAGEM Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

GROUPE SAGEM

Annual RESULTS 2004

- Revenue: +12.3%
- Operating income: +22.1%
- Net income: +27%[(1)]

Paris, February 16th, 2005 - SAGEM's Supervisory Board met today under the Chairmanship of Mario COLAIACOVO. The Board examined the 2004 annual accounts, which were presented by Grégoire OLIVIER, CEO and Chairman of SAGEM's Executive Board.

The 2004 accounts showing again a strong increase, both revenue and results surpassed the objective announced in July 2004.

Revenue amounted to €3,570 M and progressed by 12.3% as compared to 2003. Operating income was up 22% and amounted to €205.7 M. Consolidated net income totalled €134.2 M, an increase of 27%[(1)] with respect to 2003.

Main figures:

Amount in €M	*2004*	*2003*	*Variation*
Revenue	**3,570**	**3,180**	**+12.3%**
Communications	*2,409*	*2,097*	*+14.9%*
Defence and Security	*1,161*	*1,083*	*+7.2%*
Operating income	**205.7**	**168.5**	**+22.1%**
Net income	**134.2**	**105.7[(1)]**	**+27.0%**

(1): Excluding exceptional capital gains (€14 M after taxes) following sales of GEMPLUS shares

At the end of Y 2004, Groupe SAGEM employed 15,839 people.

BREAKDOWN BY ACTIVITIES

COMMUNICATIONS

Mobile Phones

Mobile phones revenue was up +18.2% as compared to year 2003 and reached €1,277.1 M. Nearly 21 million products were sold throughout the year, of which 15 million terminals and 6 million modules. SAGEM confirmed its position as a leader in France throughout 2004 in terms of telephones sales and hauled itself up to the world's 7th rank by winning important market shares in an economic climate of strong price competition. The operating income was €68.4 M or 5.4% of revenue.

Residential terminals and Broadband communication

Revenue's increase in Residential terminals and Broadband communication was 11.3% in 2004, up to €1,131.5 M. This growth is particularly due to Broadband communication's success. The Group sold more than 3 million ADSL residential gateways in 2004 and keeps a leading position in Europe. The strong upturn of digital television set-top-boxes (over 700,000 products sold) and the very encouraging launch of HD televisions and photo printers also explain the sales increase. The operating income was €45.5 M, or 4% of revenue.

DEFENCE AND SECURITY

Defense and Security's revenue reached €1,161.6 M, an increase of +7.2% in 2004 as compared to 2003. The activity has been particularly sustained in the Defense and Aeronautics business, which progressed by 18.9% in 2004. Characteristic of the year were the signature of new important contracts, in particular FELIN (equipment of the soldier of the future) and the development of the Airbus A380 information systems. Moreover, several contracts have reached delivery stage: MICA infrared seekers for the MBDA, sighting systems for the TIGRE helicopter, equipments for the NH90.

In the Security business, SAGEM consolidated its leading position in multibiometric through several significant contracts with the United Kingdom (identification systems based on fingerprints for the police, iris identification for British Airports passengers), with Australia (face recognition), the Netherlands (multibiometric passports) and Paris Airports (access control for employees)...

SAGEM enjoyed a strong growth in 2004 in Payment terminals with as much as twice volumes sold. SAGEM also performed in the smart cards business (over 20 million cards have been manufactured in France) and has acquired significant interest in the Chinese company named Tian Yu, which produced 30 million cards. SAGEM also acquired E-Software, a company specialised in virtual access control.
The operating income of the Defense and Security Activity was 7.9% of revenue, up to €91.8 M.

FINANCIAL STRUCTURE

The Group's financial structure as at 31 December 2004 is particularly solid. Consolidated shareholder's equity is over €1.2 billion and covers three times the net fixed assets. Net cash after deduction of financial debt amounts to €406.6 M.

GENERAL MEETING - DIVIDEND

The Shareholder's General Meeting shall be held in May. A dividend of €0.22 per share will be proposed to shareholders, which represents a 17% increase. For reminder, SAGEM SA's Shareholder's General Meeting, which met on 20 December 2004, decided to carry out a five to one share split. SAGEM SA's capital today is composed of 177,500,000 shares of €0.20 par value.

Also for reminder, an interim dividend of €0.10 per share will be paid after the settlement-delivery of SAGEM shares issued to remunerate SNECMA shares, which contributed to the exchange offer currently in progress. The existing SAGEM shares and the shares tendered within the scope of the exchange offer, will benefit from this interim dividend along with the complement dividend, which will be paid after the Shareholder's General Meeting date.

Within the scope of SAGEM and SNECMA's merger next May, new shares issued afterwards, with due date on 1 January 2004, and for which *no interim dividend would have been paid*, will consequently benefit from the €0.22 dividend per share.

2005 FOR OUTLOOK

Grégoire OLIVIER declared during the Supervisory Board Meeting, that "growth should continue as well in the Defense and Security as in the Communications businesses in year 2005. As far as the offer on Snecma is concerned, SAGEM expects a success, which will conduct to propose at the Shareholders General Meetings in May, the merger of both Groups. The merger is designed to create a global high-technology group".

Investor relations: Hervé PHILIPPE: Tel: +33 1 40 70 62 57
Internet: www.sagem.com

SAGEM

snecma

SAGEM

Communiqué de presse / Press release

Sagem-Snecma merger

Successful public share offer

Paris, March 9, 2005 – The planned merger between Sagem and Snecma has just taken a decisive step with the official publication of the results of Sagem's public offer for Snecma shares. This offer was a major success, since the number of Snecma shares involved represents more than 83% of the capital **and 94.4% of the shares which could be tendered** (given the shares retained by the French government to satisfy its commitments, and the shares retained by French employees in their company investment plans).

The Sagem Executive Board met today, expressing its satisfaction with the success of the offer. In application of the decision by the Annual General Meeting of Shareholders last December 20, the Board proceeded to issue 187,774,170 new shares in payment for the Snecma shares tendered to the offer.

The share capital of Sagem SA now comprises 365,274,170 shares and 73,054,834 euros. The new shares will be delivered on March 17, and the advance dividend payment of 0.10 euro per share will be paid on March 18.

The corporate management teams of Sagem and Snecma are both delighted with the success of this public share offer, a critical step in the merger of these two high-tech groups, leading to the legal merger in several weeks.

Sagem contact:

Hervé Philippe
Tel: 33 1 40 70 62 57
herve.philippe@sagem.com

Snecma contact:

Jocelyne Terrien
Tel: 33 1 40 60 80 28
jocelyne.terrien@snecma.fr

The SAGEM myX6-2 : Striking in sound and image

Leisure, style and innovation have inspired this new music player camera-phone signed : SAGEM

Hanover, March 11th, 2005 – SAGEM continues to innovate and unveils today in Hanover its brand-new camera-phone handset equipped with the latest functionalities in terms of music, photo, video and games : the myX6-2.

For those who are looking for more than just a phone, the SAGEM myX6-2 is the ideal Multimedia mobility companion. Tri-band, the myX6-2 will be able to follow its owner all around the world.

The SAGEM myX6-2 allows an easy download of full music-tracks. As per its 10MB. of internal memory, this model also integrates a micro SD card player in order to extend its storage capacity potentially reaching up to 256MB. Therefore allowing the user to manage his music collection that constantly follows him directly on his handset. Other than its great ergonomics, its digital player renders a high-quality sound and its compatibility with a stereo kit gives an outstanding rendering, truthful to the original soundtrack.

As per its photo capabilities, the myX6-2 matches those of a digital camera thanks to its embedded 1.3 Mega-pixel sensor and its 8 position progressive digital zoom. The SAGEM myX6-2 also offers the possibility to record video sequences allowing the user to capture unique moments to remember with high emotional rendering.

Its large 256k-colour screen places it at the top of its category, with a remarkable comfort of use: it is therefore possible to watch not only photos but also videos in full screen format, as well as staying informed in real time. Its access to Multimedia Services becomes even more satisfactory: Multimedia Messaging Services (MMS), photo or video download, game and application download compatible with the JAVA™ standard, WAP 2.0, etc...

"This new mobile phone has found its place very naturally in our product range and illustrates our desire to provide products equipped with the most requested functionnalities by our customers in terms of highly advanced products with very attractive prices. The design and capabilities of the myX6-2 take into account this positioning: it is important to be able not only to seduce and re-assure but also to underline the high technology level offered by the product" declared Thierry Buffenoir, Managing Director of SAGEM's Mobile Phones Division.

In short, this new model by SAGEM allows a complete freedom to call, communicate, remain informed and entertain. This freedom is furthermore reinforced by its Bluetooth connectivity which ensures hands-free comfort use as well as a large choice of accessories in option : stereo ear-kit, car kit, USB data cable, car charger, pedestrian Bluetooth kit and interchangeable covers.

Compact (110x47x19mm) and light-weight (104g), the SAGEM myX6-2 was designed to adapt itself to the users' lifestyle. Its fluid lines answer our needs in terms of beauty and simplicity: sophisticates whilst remaining sober in its forms, the myX6-2 should seduced even the most demanding users.

About SAGEM Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

SAGEM

SAGEM joins Smart Payment Alliance

Paris, 16 March, 2005– SAGEM announces that it has joined Smart Payment Alliance, a new industry-wide association gathering the leading smart card manufacturers in the world, Axalto, Gemplus International S.A., Giesecke & Devrient, and Oberthur Card Systems.

Created in January 2005, this non-profit association is dedicated to promote and facilitate the usage of chip-based cards to make payments. Its main objective is to accelerate the transition from traditional magnetic stripe cards to chip-based cards by:

* Promoting the benefits of smart cards for financial institutions * Ensuring optimal interoperability between all system components, for both payment and value-added applications * Establishing representation on standardization committees and within payment associations * Describing use cases for value-added applications and, whenever necessary, establishing joint industry specifications for them

The strategy of the Alliance is to position itself as a partner of EMVCo and to bolster Visa and MasterCard actions on EMV specifications and their implementation.

Aiming to establish consistent specifications, the Alliance members will be involved in very focused workgroups. Meeting regularly, they will carry out projects to advance interoperability as well as develop additional smart payment solutions, which would be difficult to achieve without the concentration of such industrial knowledge.

"Joining Smart Payment Alliance will enable us to participate to promoting chip-based payment cards, but also to establish international specifications, thus improving both quality and security" declares Jean-Paul Jainsky, Managing Director of SAGEM's Security Division.

Marc Birkner, chairman of the board of Smart Payment Alliance, adds: "the success of the Smart Payment Alliance relies on a large base of experience in the chip card field. Therefore we welcome new entrants willing to contribute to the objectives".

Groupe SAGEM is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.

Hervé PHILIPPE | Executive VP, Chief Financial Officer | Tel. +33 1 40 70 62 57 | Fax. +33 1 53 23 20 47 | hei

SAGEM

snecma

Press release

Snecma and Sagem merge, changing name to SAFRAN

Paris, March 18 2005 – SAGEM SA Supervisory Board met today under the Chairmanship of Mario COLAIACOVO and noted the success of the public offer initiated by SAGEM over SNECMA shares. The number of SNECMA shares involved represents more than 83% of the capital and 94.4% of the shares which could be tendered.

SAFRAN is the new name proposed by the Supervisory Board to the General Meeting of shareholders, which will be convened on 11 May 2005 to approve the merger between Sagem and Snecma.
The name SAFRAN has been chosen following a process of reflection, creation and validation. The employees of both Snecma and Sagem played an active role in the entire process. The new name was selected from among a total of 4,250 names submitted, including 1,750 proposed by employees.
The new name SAFRAN was chosen for the broad range of meanings it evokes for the new group. First, it's the French word for the rudder blade on a boat, thus encompassing the ideas of direction, goal, heading, movement and strategy. These connotations seem particularly apt for a holding company whose mission is to guide the group. At the same time, the subsidiaries in the group will retain their names, to ensure continued support for the marketing of their respective product lines.
SAFRAN is also of course the name of one of the spices ("saffron") that inspired the beginning of international trade, opening channels between East and West.
Furthermore, it is remarkably compatible with international usage, since it has the same root in virtually all countries, with just the spelling changing slightly.

SAFRAN will have a workforce of nearly 55,000 people and a high growth potential in all its activities. The new management along with all employees are eager to create a large international high technology group. Everybody is already working to develop it.

During the meeting, the Chairman has welcomed the new Supervisory Board members, who had been appointed after the General Meeting of shareholders last December 20, and who took up their duties after the success of SAGEM's public offer over SNECMA shares.

As from today, the Supervisory Board members are:

- Mr Mario COLAIACOVO, Chairman
- Mrs Anne LAUVERGEON, Deputy Chairman, and Mr François de COMBRET, Mr Armand DUPUY, Mr Jean-Marc FORNERI, Mr Yves GUENA, Mr Philippe JOST (French State's official), Mr Xavier LAGARDE, Mr Jean-Yves LECLERQ (French State's official), Mr Shemaya LEVY, Mr Michel LUCAS, Mr Pierre MORAILLON (French State's official), Mr Dominique PARIS, Mr Jean-Bernard PENE (French State's official), Mr Jean RANNOU, Mr Michel TOUSSAN, Mr Bernard VATIER, Mr Michel WACHENHEIM (French State's official).

Mr Georges CHODRON de COURCEL and Mr Patrice DURAND are the censors.

The Supervisory Board has confirmed the appointment of the Executive Board's new members:

- Mr Jean-Paul BECHAT, Chairman,
- Mr Grégoire OLIVIER,
- Mr Yves IMBERT.

In order to implement as soon as possible the merger between both Groups, the General Meeting of Shareholders will be convened on 11 May 2005 at 9.00 a.m at the following address : "la Maison de la Chimie (75007 Paris)" to approve this friendly transaction.
Items on the agenda are:

- To authorize the contribution-split of SAGEM operational activities in order to build the new Group's organisation around four branches: Defense-Security, Aerospace Equipment, Propulsion and Communications,
- To ratify the Headquarters transfer to the following address: 2 boulevard Martial Valin – 75015 Paris ,
- To approve the Corporate name's change into SAFRAN.

Press Information:

Sagem
Hervé PHILIPPE
Tel. +33 1 40 70 62 57
E-mail : herve.philippe@sagem.com

Snecma
Jocelyne TERRIEN
Tel : +33 1 40 60 80 28
E-mail : jocelyne.terrien@snecma.fr

SAGEM

SAGEM provides Europe-wide multi-biometric visas in pilot test

Paris, May 4th, 2005
Following a consultation (made public in August 2004) of an ad hoc group of member states, SAGEM was chosen to integrate a pilot test of Europe-wide multi-biometric visas. Known as Biodev, the trial is scheduled to begin in the first half of 2005 and will last one year. SAGEM will equip several consulates abroad as well as European border posts.

SAGEM is supplying the enrolment stations and the multi-biometric technology (facial and fingerprint recognition) necessary to create and personalize the travel documents. The personalization of the contactless chips complies with ICAO (International Civil Aviation Organisation) standards, which will soon be applied to future secure passports. In particular, the technology protects against identity theft and fraud.

In addition, SAGEM is installing a temporary database for visa applicants and a search engine, both indispensable for fighting identity fraud and preventing multiple requests. The test is a precursor to the biometric visa information system, which may well be installed throughout the EU's Schengen area. Furthermore, the pilot system will help determine the impact of new control and work procedures on travelers, consular staff and border police.

The pilot test will also allow authorities to verify whether or not documents issued and personalized with different equipment by clients and suppliers in five European countries are interoperable.

This new success confirms SAGEM's expertise in multi-biometric technology, contactless smart cards and securing computer systems. Biodev also shows that the group can bring together numerous partners to experiment with and commercialize solutions that are innovative and interoperable on a large scale.

About SAGEM
SAGEM Group is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, SAGEM is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.
Initiated in October 2004, SAGEM's friendly exchange offer for the aeronautics equipment manufacturer SNECMA was announced a success on March 9, 2005.
The coming together of these two corporate heavyweights is expected to lead to the creation of a worldwide leader in high technology named SAFRAN. A shareholders' vote at the May 11, 2005, General Assembly will finalize the merger.

www.sagem.com
Hervé PHILIPPE | Executive VP - Chief Financial Officer | +33 1 40 70 62 57 | Fax: +33 1 40 70 20 47 | herve.

SAGEM

Sagem Monetel to participate in the launch of Thailand's e-purse

Paris, May 9th 2005

Sagem Monetel will participate in the launch of Thailand's electronic purse, scheduled for the beginning of September 2005. Based on the latest technological innovations in electronic payment, the system will use contact or contactless smart cards that will interface with the Sagem Monetel EFT Smart payment terminal.

This new payment terminal processes electronic transactions in less than four seconds when in contactless mode. Payments will be made in "Touch and Pay" mode. The e-purse – known as Smart Purse – will be used by at least five million card holders on 40 000 terminals in 2 or 3 years. Fast food outlets, bookshops, theatres, concert halls and train stations are the first in line to be equipped with this new payment mode.

For Thai Smart Card – the company developing the overall solution – Smart Purse is more than just a simple e-purse. A lot of value-added services can be integrated, such as loyalty programmes, analysis of consumer behaviour for promotional campaigns, e-vouchers, e-ticketing and MTAs (Money Transfer Applications, to be launched in May 2005).

"Smart Purse is an innovative solution that brings new services and conveniences to the retailers and consumers. This is why we are so optimistic for the development of such a solution. We are very confident in our choice of a partner like Sagem Monetel, with their powerful and secure terminals," said Mr. Chalermchai Chatchaiganan of Thai Smart Card.

Jean-Paul Jainsky, Managing Director of Sagem's Security Division, added: "We are very happy to provide Thai Smart Card with powerful and secure terminals that will ensure an efficient payment process. They support multiple applications and can offer a large range of services. Based on Telium technology, they are open-ended, and as such can process magnetic, contact and contactless smart cards."

About Sagem

Groupe Sagem is an international high-technology group. Major league player in the world, and number one of the French mobile telephones market, Sagem is Europe's first actor in fax machines and provider of global solutions and multi-service networks. Third largest European group in the defence and security electronics market, world leader in fingerprint biometrics as well as major actor in avionics and on-board information systems for aircraft, SAGEM maintains a presence in more than 20 countries world-wide.
Initiated in October 2004, Sagem's friendly exchange offer for the aeronautics equipment manufacturer Snecma was announced a success on March 8, 2005.
The coming together of these two corporate heavyweights is expected to lead to the creation of a worldwide leader in high technology named SAFRAN. A shareholders' vote at the May 11, 2005, General Assembly will finalize the merger.

About Sagem Monetel

A subsidiary of Sagem Group, Sagem Monetel is specialised in electronic payment solutions that integrate cutting-edge technologies such as GSM, GPRS, biometrics, secured transmission, etc.

www.sagem-monetel.com
Sagem Monetel|Hervé Philippe | +33 (0)1 4070 6257 | Fax:+33 (0)1 5323 2047 | herve.philippe@sagem.com





Press release

Safran* reports first-quarter pro forma sales

Paris, May 11th, 2005 - The Safran group posted sales of 2,380 million euros for the three months ended March 31, 2005, based on International Financial Reporting Standards (IFRS), and 2,480 millions euros based on French accounting standards. These are pro forma figures, calculated by adding the sales of Snecma and Sagem.

On the basis of identical accounting standards, sales rose 4.5 percent over the first quarter of 2004.

Application of the IAS 39 standard to sales in foreign currencies had an impact of 100 million euros on the Aerospace Propulsion and Aerospace Equipment branches.

The following table compares results by branch for the first quarter 2004 and first quarter 2005.

millions of euros	French accounting standards			IFRS
	Q1 2004 Pro forma	Q1 2005 Pro forma	Change	Q1 2005
Propulsion	1,007	1,082	+ 7.4%	1,015
Communications	581	551	- 5.2%	551
Equipment	605	663	+ 9.6%	630
Defense and Security	247	263	+ 6.5%	263
Elimination of inter-branch sales	(67)	(79)		(79)
CONSOLIDATED TOTAL	2,373	2,480	+ 4.5 %	2,380

Higher sales by the Aerospace Propulsion branch reflected a growth in service business and increased deliveries of helicopter engines.

Results at the Communications branch were contrasted, with strong growth in the broadband segment (ADSL modems, digital TV set-top boxes), but a decrease in mobile phone sales compared with the first quarter of 2004, when sales were especially strong.

The Aerospace Equipment branch also saw higher sales, mainly due to its wiring, wheels, brakes and nacelle businesses.

The Defense and Security branch posted steady growth in sales of aeronautical systems and security products.

** New name of the Group, pending approval by the Annual General Meeting of Shareholders, taking place on May 11th, 2005.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.snecma.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@snecma.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN LISTED

Paris, May 13, 2005 –

Effective today, the SAFRAN share is listed on the Eurolist market of Euronext Paris, as "SAFRAN" (code SAF).

SAFRAN's capital comprises 417,029,585 shares.

The coupon date has been set at May 20, 2005.

The name of the group formed by the merger of Sagem and Snecma, SAFRAN, was approved on May 11, 2005 by the general meeting of shareholders of Sagem SA.

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, defense and security, aerospace equipment and communications. It has 56,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse · Press release

SAFRAN plans to sell Sagem Communication's Power and Telecom cables business

Paris, October 10, 2005 – SAFRAN announced today that it has received a firm offer from General Cable concerning the acquisition by General Cable Europe of Sagem Communication's power and telecom cables business.

This transaction should be finalized in the coming months, following consultation with all labor organizations and approval by the appropriate authorities.

Sagem Communication's cables business primarily makes electrical power. Its areas of expertise include not only high-voltage and extra-high-voltage power cables, but also engineered and industrial cables, standard electrical cables for the general market and cables for telecommunications applications. The company's cables business generates sales of about 200 million euros a year, and totals about 1,000 employees at its plant in Montereau-Fault-Yonne, near Paris, six regional offices in France, and corporate headquarters in Malakoff, also near Paris.

Sagem Communication's cables business will thus join one of the industry's major players, which plans to expand its business in Europe and especially in France, where it has very limited operations for the moment.

This project is a genuine opportunity for the cables business, which was not a core business at Sagem Communication. It will ensure the business's growth as part of a major international corporation that is specialized in this sector. For Sagem Communication, it will allow us to focus on our current growth markets in the telecom sector, which all depend on extensive expertise in electronics.

***SAFRAN** is an international high-technology group with four core businesses: propulsion, communications, equipment, defense security. It has 56,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets*

***Sagem Communication (SAFRAN Group)** is a major player in the Mobile and Broadband Communication industries, who has acquired a strong world-wide position thanks to renewed innovation. SAGEM products stand-out particularly in the following activities: mobile phones, printing terminals, residential terminals, digital TV, networks, electronic metering, etc.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr




RECEIVED
2006 MAY -1 A 9:07

SAFRAN

Consolidated sales at September 30, 2005 (pro forma)

Paris, October 12, 2005

The SAFRAN Group reported consolidated pro forma sales for the nine months ended September 30, 2005 of 7,473 million euros, an increase of 4.5% over the same period in 2004. Given a constant U.S. dollar, the increase would have been 6.5%.

Millions of euros	2004	2005	Change (%)
Propulsion			
➢ Q3	970	1,092	+ 12.6%
➢ 9 months ended Sept. 30	3,053	3,162	+ 3.6%
Communication			
➢ Q3	568	537	- 5.8%
➢ 9 months ended Sept. 30	1,702	1,648	- 3.2%
Equipment			
➢ Q3	531	631	+18.8%
➢ 9 months ended Sept. 30	1,617	1,818	+12.4%
Defense Security			
➢ Q3	252	270	+ 7.1%
➢ 9 months ended Sept. 30	779	845	+ 8.5%
Consolidated sales			
➢ Q3	**2,321**	**2,530**	**+ 9%**
➢ 9 months ended Sept. 30	**7,151**	**7,473**	**+ 4.5%**

The Propulsion branch had consolidated sales for the nine months ended September 30, 2005 of 3,162 million euros, an increase of 3.6% over the same period in 2004. This increase reflects the expected growth in commercial engine sales, in line with higher aircraft production rates. Given a constant dollar, sales would have increased 6.4%.

The Communication branch had consolidated sales for the nine months ended September 30, 2005 of 1,648 million euros, a decrease of 3.2% over the same period in 2004. Despite the significant increase in the number of mobile phones sold, the sharp drop in prices, especially for entry-level models, continues to weigh against sales.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr



The Equipment branch had consolidated sales for the nine months ended September 30, 2005 of 1,818 million euros, an increase of 12.4% over the same period in 2004. All sectors in this branch (nacelles, wheels & brakes, wiring, landing gear, etc.) logged growth. Given the constant dollar, sales would have increased 15.7%.

The Defense Security branch posted sales of 845 million euros, an increase of 8.5% over the same period in 2004, reflecting the solid growth in sales volumes, especially in the civil avionics and security markets.

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: propulsion, communications, equipment, defense security. It has 56,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

Operating income on the rise

For the first half of 2005, Safran posted adjusted pro forma operating income of 347 million euros, a 6.7% rise over the year-earlier figure of 325 million euros. This result includes a provision covering our entire net risk for Northwest Airlines, which entered Chapter 11 bankruptcy protection on September 14, 2005.

The operating margin stood at 7% despite this event, as well as a first half of the year that proved difficult for the communications business, due to very high pressure on mobile phone prices.

The overall increase in productivity and business volumes at the Propulsion and Equipment branches, especially for spare parts, more than offset these negative factors, as well as the unfavorable impact of the euro-dollar exchange rate.

Net income also on the rise

The Group's share of adjusted pro forma net income for the first half of 2005 was 209 million euros, an increase of 8.8% over net income of 192 million euros in the first half of 2004.

Healthy financial position

The Safran group's debt stood at 1,123 million euros at June 30, after providing 1,250 million euros in financing for the share purchase offer.

With shareholders' equity of 4,821 million euros at June 30, 2005, the group's debt ratio stood at 23%.

Outlook

Safran confirms its original forecast for 2005: growth in sales, sustained operating margin, and increase in net income.

(1) Reported sales stood at 3,375 million euros, with an operating loss of 6 million euros and net loss, Group share, of 23 million euros, given current state of work related to IFRS 3.

Financial and Operating Highlights*

millions of euros	*H1 2004*	*H1 2005*	*Change*
Orders	4,800	7,200	+50%
Sales	4,830	4,943	+2.3 %
Operating income	325	347	+6.7%
as % of sales	*6.7%*	*7%*	
Net income – Group share	192	209	+8.8%
Net financial position	432	(1,123)	
Net income per share *(euros)*	0.46	0.51	

(*)Adjusted pro forma data

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: propulsion, communications, equipment, defense security. It has 56,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

Safran reports consolidated first-half results

- **Sharp rise in orders**
- **Growth in operating income (adjusted pro forma figures)**
- **Growth in net income (adjusted pro forma figures)**

Paris, October 12, 2005 - Sagem and Snecma merged on May 11, 2005 following the successful share purchase-exchange offer initiated by Sagem and concluded on March 17, 2005. The reported consolidated financial statements for the six months ended June 30, 2005 therefore include six months of operations for the former Sagem group and only three months for the former Snecma group. Furthermore, in compliance with the standard IFRS 3 concerning mergers, Snecma's assets and liabilities are now consolidated in these reported financial statements not at their book value, but automatically revalued at their fair value.

To enable a comparison of results for 2004 and 2005, and to reflect the group's actual financial performance, the **audited pro forma** accounts were drawn up as if the merger had taken place on January 1, 2004.

Furthermore, these pro forma statements were then **adjusted** so as to exclude the impact of IFRS 3, and enable tracking the group's actual financial performance during the six-month period.

Given these conditions, the key figures for the first half of 2005 are as follows(1):
> adjusted pro forma sales: 4,943 million euros, an increase of 2.3% over the first half of 2004;
> adjusted pro forma operating income: 347 million euros, an increase of 6.7%;
> adjusted pro forma net income, Group share: 209 million euros, an increase of 8.8%.

Sharp rise in orders

Order intake rose sharply during the first half of 2005, reaching 7,200 million euros, a 50% jump over the first half of 2004 (4,800 million euros).

At June 30, orders had already been booked for more than 1,000 CFM56 engines, an all-time record, 652 helicopter engines and a wide variety of systems and equipment (wheels and brakes for 295 aircraft, cockpit wiring and inertial navigation system for the A400M, etc.).

Sales growth

Sales for the first six months of the year stood at 4,943 million euros, an increase of 2.3% over the year-earlier period (4,830 million euros). At a constant exchange rate, the increase would have been 4.8%.

The Propulsion branch posted sales of 2,070 million euros during the first half of 2005. An increase in business volumes offset both the impact of the weak U.S. dollar and flat military and space sales. Given a constant dollar exchange rate, the increase would have been 2.9%.

The Communication branch posted first-half sales of 1,111 million euros, a slight decrease over the first half of 2004. The mobile phone business was not in line with expected results, despite an increase in deliveries, because of a general steep drop in prices. However, broadband business volumes showed strong growth.

The Equipment branch posted sales of 1,187 million euros for the first half of the year, a 9.3% increase over the year-earlier period. This increase reflects strong positions won in the nacelles, wiring and braking systems markets. Given a constant dollar, the increase would have been 13%.

Sales by the Defense Security branch continued to grow, rising 9.1% over the first half of 2004 to 575 million euros. This increase was driven by the sale of both aircraft systems and security equipment, in particular electronic money transfer and radar systems.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr


SAFRAN



Communiqué de presse . Press release

Labinal selected for the Falcon 7X program

Paris, November 2nd

Labinal, a company of the SAFRAN Group, has been selected by Dassault Falcon Jet Corp. for the manufacture, production, installation and customer support of the Falcon 7X completion electrical harnesses. The electrical systems will be delivered and installed directly at Dassault Falcon's facility (Little Rock, Arkansas USA).

The first installation is planned for Spring 2006. The Europe Wiring Division of Labinal will support the North America Wiring Division by bringing technical and training assistance on the Falcon technical specific products and installation activities.

This contract is the first occasion for Labinal to provide installation activities in the United States.

One of the SAFRAN Group's high tech companies, ***Labinal*** *is a world leader in the field of electrical wiring systems – and studies in their engineering and associated technology – for the aviation, space and defense markets. The company's unmatched expertise is founded on decades of design, development and manufacturing success with long-term partnerships with the leading aerospace companies. Labinal's industrial activities, market segment oriented and customer-driven, are organized in three Divisions: Wiring Europe, Wiring North America and Engineering & Technology.*

SAFRAN *is an international high-technology group with four core businesses: propulsion, communications, equipment, defense security. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France
www.safran-group.com

Press Contact
Jocelyne TERRIEN
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

Labinal
Nathalie Lankry
Press Contact
Tel +33 (0)1 30 85 43 41
Fax +33 (0)1 30 85 43 25
nathalie.lankry@fr.labinal.com
www.labinal.com

Dassault Falcon
Andrew Ponzoni
Manager, Public Relations and Communications
Tel: 201-541-4588
Cell: 201-401-2274
Fax: 201-541-4619
andrew.ponzoni@falconjet.com

SAFRAN

Communiqué de presse . Press release

Inauguration of SAFRAN media library at Civil Aviation University of China

Paris, November 15, 2005 – The SAFRAN Group of France, represented by François Courtot, Vice President International Affairs, and the Civil Aviation University of China (CAUC), represented by its President Wu Tongshui, recently inaugurated the new SAFRAN media library at the CAUC in Tianjin. The ceremony was also attended by Chu Yang, Deputy Director of the CAAC (Civil Aviation Administration of China) administration office, Alexis May, advisor to the French ambassador to China, Marie-Pierre Van Hoecke, head of the CNRS (French scientific research agency) office in China, Marc Ventre, Chairman of Snecma, and Jean-Lin Fournereaux, Chairman of Snecma Services.

The inauguration of this media library marks the first step in the collaboration agreement signed in September by SAFRAN, an international technology leader, and CAUC, the main aeronautical engineering school for civil aviation in China.

The media library, for which SAFRAN supplied 20 computer stations, has a two-pronged goal: it reflects the aerospace expertise and products of the SAFRAN Group, and above all it will be a important resource for CAUC students, giving them access, for instance, to extensive information on group products (especially technical documents on CFM56 engines).

The collaboration with CAUC should continue with the opening of an exhibition space for SAFRAN products, including a CFM56 engine used for hands-on training.

About SAFRAN

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

Spotlight on “SPEC” at first symposium on more electric aircraft technologies

Paris, November 15, 2005 – The first symposium on “more electric” aircraft technologies, organized by the Research & Technology division of the SAFRAN Group, took place on November 8 and 9 at the Génocentre in Evry. Attracting some 150 participants, the symposium spotlighted the work of the SAFRAN Power Electronics Center (SPEC), led by Group company Hispano-Suiza. SPEC is the Group’s center of expertise in power electronics, bringing together ten companies – Aircelle, Hispano-Suiza, Labinal, Messier-Bugatti, Messier-Dowty, Sagem Défense Sécurité, Snecma, Technofan, Techspace Aero and Turbomeca - in research efforts designed to meet the technological challenges inherent in developing tomorrow’s more electric aircraft.

The symposium, coordinated by Hispano-Suiza, brought together aircraft manufacturers, authorities, the companies belonging to SPEC, and their industrial and research partners. Various workshops presented the initial results of work carried out within the scope of SPEC over the last two years, as well as their likely impact on equipment and systems in tomorrow’s more electric aircraft.

Nearly 30 speakers gave presentations on the six main research subjects: thermal management, electromagnetic compatibility (EMC), electrical distribution networks, electrical drive architecture, electric motors and power electronics.

The first symposium spotlighted the high degree of synergies between the different SAFRAN companies involved in SPEC, and the need to continue to pool efforts to bring more electric aircraft technologies to maturity. At the same time, this symposium also showed the necessity of working as far “upstream” as possible with customers.

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

Hispano-Suiza, *part of SAFRAN Group, is a world leader in the design, manufacture and support of commercial and military engine control systems, power transmissions, power electronics and actuators. The company is also actively involved in R&D for advanced systems and equipment on tomorrow's "more electric" aircraft.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Agreement on the sale of Sagem Communication's cable business

Paris, November 21, 2005 – SAFRAN announced today that it has signed an agreement to sell Sagem Communication's cables business to General Cable, as first indicated in a press release on October 10, 2005.

The transaction will involve the sale of Silec Câbles, a subsidiary of Sagem Communication, to Grupo General Cable Sistemas SA, a subsidiary of General Cable, after transferring all of Sagem Communication's cables activities to Silec Câbles.

The sale should be finalized by the end of the year, following approval by all regulatory authorities.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Sagem Communication (SAFRAN Group)** is a major player in the Mobile and Broadband Communication industries, who has acquired a strong world-wide position thanks to renewed innovation. SAGEM products stand-out particularly in the following activities: mobile phones, printing terminals, residential terminals, digital TV, networks, electronic metering, etc.*
For more information, please visit our Web sites: www.sagem.com and www.safran-group.com.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

SAFRAN's objectives in the mobile phone market

Paris, December 1, 2005 – Jean-Paul Béchat, Chief Executive Officer of SAFRAN, reviewed the Group's objectives in the mobile phone market at the "Premium Review" investors symposium.

As he had announced to the press and on the Boursorama financial website earlier in the week, Jean-Paul Béchat confirmed the Group's plan to consolidate SAFRAN's mobile phone business with that of the Chinese company BIRD, a partner to Sagem Communication for several years already. The plan was conceived by the SAFRAN Executive Board and approved by the Supervisory Board.

The objective is to reach critical mass by pooling development work for new products and component procurement, and by harmonizing product ranges.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN and AVIC II sign framework agreement to collaborate on helicopter engines

Paris, December 6, 2005 – Jean-Paul Béchat, Chairman of SAFRAN, and Zhang Hongbiao, Chairman of AVIC II (China Aviation Industry Corporation II), signed a framework agreement on December 5 concerning the delivery of 200 Arriel 2 helicopter turboshaft engines to China, along with a partial production license. The signing ceremony at the Hotel Matignon in Paris was attended by French Prime Minister Dominique de Villepin, and Wen Jiabao, Prime Minister of the People's Republic of China.

This contract marks a major step forward in relations between Turbomeca, part of the SAFRAN Group, and AVIC II. The two companies started working together in the 1980s, with a license for the Arriel 1 engine, initiated by China National South Aero Engine Corporation (SAEC).

The contract for the Arriel 2 engine signals the advent of a new era. In particular, this engine is intended for the H 425 helicopter designed and produced by Harbin Aviation Industry, one of the two helicopter manufacturers belonging to AVIC II.

A large part of the engine components and modules will be produced under license in the SAEC plant in Zhuzhou, Hunan Province. SAEC, also part of AVIC II, is a leader in the design, manufacture and support of small and medium-power helicopter turbine engines for the Chinese market.

Furthermore, the agreement marks a major advance in the development of Turbomeca's helicopter business in China, as well as for SAFRAN's expanding range of partnerships in the country.

There are already 28 different versions of the Arriel engine, powering nine different helicopter types developed by the world's leading manufacturers.

Turbomeca has produced over 6,000 Arriel engines to date, logging some 19 million hours in flight for 1,300 customers in 100 countries.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

RECEIVED
MAY -1 A 9:02

Press release

SAFRAN WINS EXCLUSIVE 20-YEAR ENGINE MRO CONTRACT FROM AIR CHINA

Paris, December 6, 2005 – Air China Company Ltd. and Sichuan Snecma Aero-engine Maintenance Company (SSAMC, a joint venture controlled by Snecma Services, a SAFRAN Group company, in partnership with Air China and Willis Lease Finance Corporation) signed an exclusive service contract for a period of 20 years. The contract covers the maintenance, repair and overhaul (MRO) of all CFM56-5B and CFM56-7B engines powering Air China's fleet of jetliners. This is one of the most extensive engine MRO contracts ever signed with a Chinese airline. Air China already operates more than 200 CFM56 engines, and its fleet is growing quickly.

The project was initiated back in October 2004, during a state visit by French President Jacques Chirac to Chengdu, China. Today, the agreement has been finalized, thanks to the long-term vision and solid commitment by both parties.

"The contract with Air China is a critical step in our company's development in China," noted Jean-Lin Fournereaux, Chairman and CEO of Snecma Services. "In 1999 we created the first CFM56 repair shop in China along with China Southwest Airlines, which subsequently merged with Air China. Our aim was to develop 'best in class' MRO service along with our customers. We won this long-term contract from Air China due to our local commitment, top-flight expertise, close relationship with the CFM56 engine manufacturer and the technical excellence of the SSAMC workshops."

Along with the agreement, Snecma Services will make major capital investments in the SSAMC site, as well as creating jobs in Chengdu, Sichuan Province. The maintenance and repair facility, already specialized in CFM56-3 engines, will extend its expertise to encompass the CFM56-5B and CFM56-7B models. Snecma Services will provide the technical support needed by local teams, as well as the necessary technology and skill transfers.

Air China Company Ltd., also expressed its satisfaction with the agreement: "This contract provides solid foundations for a long-term, effective collaboration between Air China and SSAMC. Our top priority is of course flight safety, which has been largely recognized by a number of awards. We will be able to even further enhance flight safety by using proven MRO techniques, and optimizing engine returns to the shop for servicing. We are very satisfied with our partnership with SSAMC, which will help drive the success of our company."

Air China *is one of the largest airlines in China, with a fleet of over 160 aircraft and the widest choice of destinations, both domestic and international. It is also known for its exceptional service. Based on forecasts of air traffic growth in its market, Air China enjoys an excellent development outlook.*

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Press release

Aeroflot orders 30 Sukhoi RRJ95 regional jets with SaM146 engines by Snecma and NPO Saturn.

Paris, December 9, 2005

Russian airline Aeroflot has placed an order with Sukhoi for 30 Russian Regional Jets (RRJ).The RRJ is powered by the SaM146 engine developed and produced by Snecma (SAFRAN Group) and NPO Saturn, through their equal joint venture, PowerJet.

This contract concerns the 95-seat version of the RRJ. To date, a total of 134 RRJs have been ordered, including firm orders, options, and letters of intent.

The SaM146 core, under Snecma's responsibility, made its first test run on November 30, in line with the development timetable. The first complete engine, known as the First Engine To Test (FETT), will make its first ground test in April 2006.

The first RRJ deliveries to Aeroflot are scheduled for November 2008.

The RRJ is the first aircraft to be developed by Russian industry in partnership with the West, for certification by European, American and Russian aviation authorities. It is designed to win a significant share of the global regional aviation market. Sukhoi estimates the market potential at a minimum of 800 aircraft over a period of 15 years.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

Aeroflot orders 30 Sukhoi RRJ95 regional jets with SaM146 engines by Snecma and NPO Saturn.

In the second paragraph, please read "134 RRJs" instead of "114 RRJ"

Paris, December 9, 2005

Russian airline Aeroflot has placed an order with Sukhoi for 30 Russian Regional Jets (RRJ).The RRJ is powered by the SaM146 engine developed and produced by Snecma (SAFRAN Group) and NPO Saturn, through their equal joint venture, PowerJet.

This contract concerns the 95-seat version of the RRJ. To date, a total of 134 RRJs have been ordered, including firm orders, options, and letters of intent.

The SaM146 core, under Snecma's responsibility, made its first test run on November 30, in line with the development timetable. The first complete engine, known as the First Engine To Test (FETT), will make its first ground test in April 2006.

The first RRJ deliveries to Aeroflot are scheduled for November 2008.

The RRJ is the first aircraft to be developed by Russian industry in partnership with the West, for certification by European, American and Russian aviation authorities. It is designed to win a significant share of the global regional aviation market. Sukhoi estimates the market potential at a minimum of 800 aircraft over a period of 15 years.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense and security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse · Press release

SAFRAN ORGANIZES FIRST INVESTORS' MEETING

Paris, December 14, 2005

The SAFRAN Group of France is organizing its first "Investors' Meeting" today for both financial analysts and investors. Corporate Management (including the chairman, the heads of the four branches, the executive vice president, strategy and development and the CFO) will review the Group's business and strategy, as well as synergies generated by the merger of Snecma and Sagem on May 11, 2005 that created the SAFRAN Group.

The outlook for the Group, as announced at the time of the merger and confirmed by half-year results, will not be modified.

The presentations at the meeting will be available online this morning at:

www.safran-group.com Finance/Analysts and Investors

About SAFRAN

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

ÉCOLE SUPÉRIEURE D'ÉLECTRICITÉ
Supélec

Press release

SAFRAN and Supélec engineering school bolster R&D collaboration

Paris, December 15, 2005 – Armand Dupuy, the Executive Vice President, Research & Technology of SAFRAN, and Alain Bravo, Managing Director of the Supélec (Ecole Supérieure d'Electricité) electrical engineering school, signed a framework R&D agreement on December 12 concerning the terms and conditions for collaboration between SAFRAN and Supélec.

"This agreement extends the tight bonds formed by Supélec and Sagem over the years, a relationship that is now expanding further within the scope of the newly formed SAFRAN Group and its companies," said Armand Dupuy. "At the same time, it also reflects the Group's proactive commitment to investing in power electronics for aircraft systems."

Alain Bravo added, "Our partnership with SAFRAN, a group where a number of Supélec graduates now work, is exemplary. It is based on mutual trust between the teams, enabling them to tackle new challenges together. One example is our joint participation in the System@tic center of competitiveness for the Paris region."

SAFRAN sits on a number of consultative committees at Supélec, including the Industrial Cooperation Council, Scientific Council, Admissions and Degrees. In addition, SAFRAN contributes to the school's operation by paying the apprenticeship tax.

Supélec works with SAFRAN companies in a number of areas of research, including electrical power systems, power electronics, automation, measurements, signal processing, telecommunications, microelectronics, optronics and photonics, electromagnetic compatibility and information processing.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 56,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Supélec** (Ecole Supérieure d'Electricité) is a leading French engineering school, specializing in information technology, electricity and systems. It has more than 1,500 engineering students, about a thousand interns taking in-service training, and nearly 400 researchers, including 190 doctoral candidates. The school has three campuses, at Gif-sur-Yvette, Metz and Rennes.*

Press contacts :

SAFRAN : Jocelyne Terrien

Tel : +33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr

http://www.safran-group.com

Supélec : Marie-Josèphe Conchon

Tel : +33 (0)1 69 85 12 66
marie-josephe.conchon@supelec.fr

http://www.supelec.fr

SAFRAN

Communiqué de presse • Press release

SAFRAN GROUP

SAFRAN reports consolidated sales for 2005 (provisional, pro forma)

Paris, January 11, 2006

The SAFRAN Group posted pro forma consolidated sales of 10,560 million euros for 2005.

At a constant dollar exchange rate, sales increased by 6.1%; at 2005 exchange rates, the increase was 4.6%.

Compared with 2004 sales (*), adjusted on a pro forma IFRS basis, and with actual exchange rates for each year, the Group's branches made the following contributions to total sales:

(millions of euros)	Dec. 31, 2004	Dec. 31, 2005	Change (%)
Aerospace Propulsion	4,315	4,491	4.1%
Aircraft Equipment	2,219	2,495	12.4%
Defense Security	1,159	1,232	6.3%
Communications	2,405	2,342	-2.6%
Consolidated sales	**10,098**	**10,560**	**4.6%**

With a constant dollar, sales by the Aerospace Propulsion branch increased 6.4%, reflecting the growth in sales of commercial aircraft engines, helicopter engines and spare parts. The military engine business recorded a drop in deliveries of new engines and spare parts, partly due to the market situation.

Several records were set last year, most notably orders for **1,640** CFM56 engines and **1,251** helicopter engines.

With a constant dollar, sales by the Aircraft Equipment branch grew 14.6%. All sectors showed growth, in particular confirming strong positions in the nacelle, wiring, landing gear and wheels and brakes sectors.

The 6.3% rise in Defense Security branch sales reflects sustained business in commercial avionics and security.

(*) As if SAFRAN had been formed on January 1, 2004

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Communiqué de presse . Press release

The Communications branch experienced a 2.6% decrease in sales over 2004. Despite the growth in mobile phone sales volumes and in broadband products, results for 2005 reflected very strong pressure on prices.

The SAFRAN Group's net financial position showed significant improvement, from net debt of 1,123 million euros at June 30, 2005 to net debt of 490 million euros at December 31, 2005.

Consolidated results for 2005 will be published on March 1st. SAFRAN still expects a sustained operating margin and increase in net income.

This year should see a continued increase in sales, operating income and net income.

About SAFRAN

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Notice to Snecma shareholders

Paris, January 16, 2006 – Following Sagem's public exchange offer for Snecma shares on March 17, 2005, then the merger of Snecma and Sagem that created SAFRAN on May 11, 2005, SAFRAN hereby provides notice that, since the listed company Snecma no longer exists, Snecma shareholders can exchange their shares for SAFRAN shares, at 13 Snecma shares for 15 SAFRAN shares, by contacting their banker.

As from February 16, 2006, Snecma shares will be definitively withdrawn from delisted securities trading.

In application of the provisions of article L 228-6 of the Code of Commerce, and articles 205-1 and 205-2 of the Decree of March 23, 1967 concerning commercial companies, the Executive Board of SAFRAN, meeting on May 25, 2005, decided to carry out, at the end of a period of two years as from the publication of this notice, the sale of SAFRAN shares – at a par value of €0.20, including dividend rights – which have not been claimed by eligible persons. Following this sale, the former Snecma shares will be cancelled, and their holders will only be entitled to a share in cash of the net income from the sale.

Therefore, Snecma shareholder who were unable or did not want to tender their Snecma shares to the public exchange offer are hereby informed of the following:

- until February 15, 2006, prior to the withdrawal of Snecma share from delisted securities trading, Snecma shareholders with a number of shares equal to or greater than 13 are invited to contact their banker to exercise their right to exchange Snecma shares for SAFRAN shares. Shareholders with less than 13 Snecma shares are invited to either purchase balance of shares needed to have 13 shares to exchange for 15 SAFRAN shares, or to sell their Snecma shares. SAFRAN hereby reminds shareholders that it will assume the cost of trading these fractional shares (Euronext notice No. 2005-2050, May 20, 2005).

- as from February 16, 2006, Snecma shareholders with 13 or more shares are invited to exercise their right to exchange Snecma shares for SAFRAN shares with their banker. Shareholders with fewer than 13 shares will be paid in cash, but for the payment they must wait for the sale of non-claimed SAFRAN shares at the end of the two-year period mentioned below.

- at the end of the period of 2 years as from the publication of this notice, SAFRAN shares not claimed for exchange will be sold as explained above. The net income from this sale will be at the disposal of eligible persons, for a period of ten years, on a frozen account at BNP Paribas Securities Services – GCT Service aux Emetteurs.

At the end of this 10-year period**,** the sums owed to eligible persons will be deposited with the Caisse des Dépôts et Consignation, and will remain there at their disposal for a period of 20 years, following which they will become the property of the State.

Shareholders contact:
33 1 41 33 33 33
www.safran-group.com

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN Group chosen by Boeing to help provide wheels and carbon brakes for Next-Generation 737

Paris, January 30, 2006 - Boeing, having decided to fit its Next-Generation 737 airplanes with carbon brakes, has chosen wheels and carbon brakes from Messier-Bugatti, a subsidiary of the SAFRAN Group. The contract, signed on January 10, covers all versions of the Next-Generation 737 family, and concerns both original equipment for new aircraft and retrofits for aircraft already in service.
Until now, the 737 was fitted with steel brakes.

Messier-Bugatti's Sepcarb®III OR (Oxidation Resistant) brake, the world's best-seller, will be available for deliveries on the Next-Generation 737 in early 2008.

This new technology for the Next-Generation 737 will help airlines lower their maintenance costs due to the economic competitiveness of Messier-Bugatti's carbon brakes that is based on lighter weight, better endurance (average of 2,200 landings per overhaul) and commonality spanning the entire Next-Generation 737 fleet.

"We are extremely proud of this latest mark of confidence from Boeing," said Yves Leclère, Chairman of Messier-Bugatti. Since its first selection by Boeing in October 1997 for the 767-200/300, Messier-Bugatti has seen its wheels and carbon brakes chosen by Boeing for its longer range 777 models, the 777-300ER (Extended Range) and the 777-200LR (Longer Range), as well as the 787 Dreamliner. At the same time, Messier-Bugatti quickly became a major supplier to the U.S. Air Force, with an exclusive global contract to provide wheels and carbon brakes for the Boeing C-17 Globemaster III airlifter and KC-135 Stratotanker. In 1998, Messier-Bugatti set up a U.S. subsidiary, A-Carb, with a plant in Walton, Kentucky (near Cincinnati), to support the growth of its business in the Americas and provide local support to a growing roster of customers, including Boeing, the U.S. Air Force and airlines.

Messier-Bugatti set a new record in 2005, as it booked orders for wheels and carbon brakes on 528 aircraft.

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

Messier-Bugatti, *SAFRAN Group, is a world actor in the field of aeronautical braking and carbon brakes. Messier-Bugatti wheels and carbon brakes equips more than 2,500 commercial aircraft across the world, including near 250 airline companies and 20 airforces amongst its customers and providing them with support throughout the entire world. A system integrator, Messier-Bugatti also provides excellence and innovation in functions such as braking, steering and monitoring systems. Besides being a Boeing partner, Messier-Bugatti also has been an Airbus partner for nearly 30 years.*

Press contacts

SAFRAN
Direction de la Communication
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France
www.safran-group.com

SAFRAN
Jocelyne Terrien
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

MESSIER-BUGATTI
Frédérique Decourselle
Tel +33(0)1 46 29 82 71
Fax +33(0)1 46 29 83 29
frederique.decourselle@messier-bugatti.fr

Communiqué de presse • Press release

SAFRAN WINS NEW ENGINE CONTRACTS IN INDIA

Paris, February 22, 2006 – During the visit to India by French President Jacques Chirac, Indian (formerly known as Indian Airlines) announced its selection of the CFM56-5B engine to power its new fleet of 43 Airbus A320 family aircraft. This was not the first CFM engine order for the airline, since it recently began operating A319 twinjets powered by CFM56-5B engines.

The delivery of the CFM56-5B engines for the A320s will stretch from the end of this year to 2010. The contract is worth more than $500 million at list price.

Moreover, the new low-cost indian airline, SpiceJet, signed a firm order for ten Boeing 737-800 and -900 twinjets, along with ten options, at the Singapore Airshow yesterday. Boeing 737s are powered exclusively by CFM56-7 engines.

The CFM56 engine is produced by CFM International, a 50/50 partnership of General Electric and Snecma, part of the SAFRAN group.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

RECEIVED
2006 MAY -1 A 9:03

Communiqué de presse • Press release

SAFRAN Group reports growth in 2005 results

- **Sales: 10,577 million euros, up 4.7 percent**
- **EBIT: 762 million euros, up 9 percent**
- **Net income, Group share: 501 million euros, up 23.1 percent**

Paris, March 1, 2006 – Sagem and Snecma merged on May 11, 2005 after the successful public share exchange/purchase offer of March 17, 2005. Snecma's accounts were consolidated by Sagem on March 31, 2005. The reported consolidated financial statements for the year ended December 31, 2005[1] therefore comprise 12 months of business of the former Sagem group and only nine months of business of the former Snecma group. Furthermore, in compliance with IFRS 3 rules concerning mergers, the assets and liabilities of Snecma were consolidated at their fair value.

To facilitate comparison of the 2004 and 2005 results, and to accurately reflect the Group's financial performance, **the audited pro-forma financial statements** were prepared as if the Sagem/Snecma merger operation had been carried out on January 1, 2004.

Furthermore, the pro-forma financial statements have been adjusted to exclude the impact of IFRS 3, and enable monitoring of the Group's financial performance.

Under these conditions, the adjusted pro-forma figures for 2005 are as follows:

- Sales: 10,577 million euros, a rise of 4.7 percent over 2004
- EBIT: 762 million euros, a rise of 9 percent
- Net income, Group share: 501 million euros, a rise of 23.1 percent.

Strong increase in orders

Orders rose sharply in 2005, totaling 12,600 million euros, an increase of 12 percent over 2004.

The Group booked orders for **1,640 CFM56 engines in 2005**, an all-time record, along with **1,250 helicopter engines** and a large number of systems and equipment (wheels and brakes selected for 295 aircraft, cockpit wiring and inertial navigation system for the A400M).

Growth in sales

SAFRAN posted sales of **10,577 million euros in 2005**, an increase of 4.7 percent over 2004. With a constant exchange rate, this increase would have been 6.2 percent.

[1] *Reported sales were 8,692 million euros, with a reported EBIT and a reported net income, Group share under IFRS 3 at -308 million euros and -248 million euros, respectively.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

The Aerospace Propulsion branch posted sales of 4,493 million euros, an increase of 4.1 percent. With a constant dollar, the increase would have been 6.5 percent. This branch accounted for 43 percent of the Group's consolidated sales.

The Aircraft Equipment branch posted sales of 2,510 million euros in 2005, an increase of 13.1 percent over 2004. With a constant dollar, this increase would have been 15.2 percent. This branch accounted for 24 percent of the Group's consolidated sales.

The Defense & Security branch posted sales of 1,232 million euros, an increase of 6.3 percent, and accounted for 11 percent of the Group's consolidated sales.

The Communications branch posted sales of 2,342 million euros, a decrease of 2.6 percent over 2004, and accounted for 22 percent of the Group's consolidated sales.

Increase in EBIT

Adjusted pro-forma EBIT (earnings before interest and taxes) for 2005 stood at 762 million euros, an increase of 9 percent over the 2004 figure of 699 million euros.

The overall improvement in productivity and growth in volumes, especially for spare parts, more than offset difficulties experienced by the communications business.

Operating income for the Communications branch stood at break-even. The Group's other branches showed marked growth.

The Group's operating margin was 7.2 percent, compared with 6.9 percent in 2004.

Increase in net income

The adjusted pro-forma net income, Group share, was 501 million euros in 2005, a 23.1 percent increase over 2004 net income of 407 million euros.

General savings plan

The general savings plan, with a target of 700 million euros by 2008 (including synergies), is proceeding on schedule.

Dividend

As proposed by the Executive Board, the Supervisory Board will submit to the Annual General Meeting of Shareholders on May 18, 2006 a proposed dividend of 0.36 euro per share, an increase of 63.6 percent over the previous year's dividend. Once approved, the dividend will be paid on May 22, 2006.

Financial position

SAFRAN considerably reduced its net debt, from 1,123 million euros at June 30, 2005 to 473 million euros at December 31, 2005. Shareholders' equity was 4,736 million euros at the same date.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse • Press release

Outlook for 2006

The Group expects to grow its aviation business in terms of production, as well as spare parts and services. The actions undertaken to restore the performance of the Communications branch should achieve results.

Under these circumstances, sales should continue to increase in 2006.

EBIT is also expected to rise.

Given the projections of stable financial results and tax expenses in line with 2005 figures, the SAFRAN Group expects net income to increase again in 2006.

Key figures (adjusted pro-forma)

Millions of euros	**2004**	**2005**	**Change (%)**
Orders	11,300	12,600	+12%
Sales	10,098	10,577	+4.7%
Aerospace Propulsion	*4,315*	*4,493*	*4.1%*
Aircraft Equipment	*2,219*	*2,510*	*13.1%*
Defense & Security	*1,159*	*1,232*	*6.3%*
Communications	*2,405*	*2,342*	*-2.6%*
EBIT	699	762	+9%
As % of sales	*6.9%*	*7.2%*	
Net income – Group share	407	501	+23.1%
Net financial position	(*) 339	(473)	
Net profit per share (euros)	0.99	1.22	+23.1%
Dividend (euros)	0.22	0.36	+63.6%

(*) Before 1,250 million euros allocated to the purchase of Snecma shares for the merger operation.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

SAFRAN reports consolidated first quarter sales [adjusted pro-forma results (1)]

Paris, April 12, 2006

The SAFRAN Group reported adjusted pro-forma first quarter sales of 2,707 million euros, an increase of 13.7% over the first quarter in 2005, which was relatively weak, however. At constant size and exchange rates, the increase would have been 13.8%.

(Millions of euros)	March 31, 2005	March 31, 2006	Change (%)
Aerospace Propulsion	1,011	1,185	17.2%
Aircraft Equipment	556	648	16.5%
Defense Security	263	345	31.2%
Communications	551	529	-4.0%
Consolidated sales	**2,381**	**2,707**	**13.7%**

Aerospace Propulsion

The growth in sales is due to higher sales of original equipment engines for commercial aircraft and helicopters, and the high level of spare parts sales. Both military and space sales decreased in comparison to the first quarter of 2005.

Aircraft Equipment

The growth in sales reflects the higher delivery rates for most programs.

Defense Security

The sales growth includes the consolidation of ORGA in the branch, as from January 1, 2006. At constant size and exchange rates, the increase would have been 18.6%.

Communications

This branch's sales no longer consolidate the cables business, which was divested in December 2005. At constant size and exchange rates, sales by the Communications branch would have increased 4%, reflecting two contrasting factors: strong increase in sales volumes in most sectors, and sustained downward pressure on prices.

(1) Sales are shown as if Sagem and Snecma had merged on January 1, 2005.

***

About SAFRAN SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

www.safran-group.com

SAFRAN | Communication Dpt| 2, bd du Général Martial Valin 75015 Paris, France |
Press Contact | Jocelyne Terrien | Tél: 33 1 4060 8028 | Fax: 33 1 4060 8026 | jocelyne.terrien@safran.fr
Print this release

Latest order from Southwest brings CFM56 engine orders in 2006 to nearly 900

Paris, April 21, 2006

Southwest Airlines has placed a $1 billion dollar order for CFM56-7B engines to power 79 Boeing Next-Generation 737-700 (NG) aircraft. The airline is scheduled to take delivery of the new aircraft between 2007 and 2012.

CFM56-7B engines are produced and marketed by CFM International, a 50/50 joint company between Snecma, SAFRAN Group (France) and General Electric (United States).

More than 1,900 Boeing 737 NG aircraft deployed by 159 customers and operators worldwide are powered by the CFM56-7B engine.

After booking a record total of 1,640 engine orders in 2005, CFM International has already received orders for nearly 900 engines so far in 2006, confirming the sustained pace set over the last 18 months.

The order by Southwest further consolidates CFM International's market success, based on reliable products that offer very low cost of ownership, along with technical assistance and support services recognized throughout the air transport industry.

***

About SAFRAN
SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

www.safran-group.com
SAFRAN | Jocelyne Terrien | Tél: 33 1 4060 8028 | Fax: 33 1 4060 8026 | jocelyne.terrien@safran.fr

January 5, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

MISCELLANEOUS NOTICES

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €35,500,000.
Registered office: Le Ponant de Paris, 27, rue Leblanc, Paris (15e).
Commercial Registry of Paris: 562 082 909

Voting Rights

Pursuant to the provisions of Article L.233-8 of the French Commercial Code, Sagem S.A., whose shares are listed on the *Premier marché* of the Paris stock exchange, informs its shareholders that a change of greater than 5% in the total number of voting rights existed as of December 22, 2004 in comparison to the total number of voting rights that existed as of November 12, 2004. This change is a result of the division of the par value of the shares by five, which was decided by the shareholders' meeting of December 20, 2004.

As a result, as of December 22, 2004:

- the share capital amounted to €35,500,000, consisting of shares with a par value of €0.20 each;
- the total number of voting rights attached to such shares was 238,164,391.

The Management Board

SAGEM SA

A French limited company with an Executive Board and a Supervisory Board,
and share capital of 35,500,000 euros

Registered office: 27 rue Leblanc, 75015 Paris

REFERENCE DOCUMENT

2004

AUTORITÉ DES MARCHÉS FINANCIERS

This reference document was filed with the *Autorité des Marchés Financiers* (AMF) on 28 February 2005, in accordance with Chapter 1, Title 1, Book II of the AMF General Regulations. It may be used in support of a financial transaction only if accompanied by a transaction notice approved by the AMF.

This document is a free translation into English prepared for the convenience of English speaking readers only

CONTENTS

7 Recent developments and outlook 109

1. Person responsible for the reference document and person responsible for auditing the financial statements

1.1 Name and position of person responsible for the reference document

Grégoire Olivier
Chairman of the Executive Board of Sagem S.A..

1.2 Statement of the person responsible for the reference document

"To our knowledge, the information contained in the present reference document is exact and contains all the information necessary for investors to evaluate the assets, activity, financial situation, results and outlook of Sagem S.A.; no information likely to alter the interpretation of this document has been omitted."

The Chairman of the Executive Board,

Grégoire Olivier

1.3 Statement of the auditors

Statutory auditors:

Deloitte & Associés (Groupe Deloitte Touche Tohmatsu)
Represented by Messrs Jean-Paul Picard and Philippe Battisti
185, avenue Charles de Gaulle
92200 Neuilly sur Seine

Constantin Associés
Represented by Mr Jean-Paul Seguret
26 rue de Marignan
75008 Paris

Date of first appointment: (six-year term)

Ordinary and Extraordinary General Meeting of 21 April 2004

Expiry date:

General Meeting called to approve the 2009 financial statements.

Alternative auditors:

Cabinet BEAS
Represented by Mr Alain Pons
7-9 Villa Houssaye
92200 Neuilly sur Seine

Mr Jean-François Serval
26 rue de Marignan
75008 Paris

Dates of first appointment:

Ordinary General Meeting of 24 April 2001[1]. Ordinary General Meeting of 21 April 2004

Expiry date:

General Meeting called to approve the 2009 financial statements.

Auditors' Report on the reference document ("document de référence")

As statutory auditors of SAGEM SA (the "Company") and as required under Article 211-5-2 of Book II of the AMF's General Regulations (AMF, the French Securities Regulator), we have performed procedures on the information contained in the "document de référence" relating to the historical financial statements of the Company, in accordance with professional standards applicable in France.

The Company's Chairman of the Executive Board is responsible for the preparation of the "document de référence". Our responsibility is to report on the fairness of the information presented in the "document de référence" with respect to the financial statements.

Our work has been performed in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial statements and its consistency with the financial statements on which we have issued a report. Our work also includes reading the other information contained in the "document de référence", in order to identify material inconsistencies with the information presented with respect to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the Company obtained during the course of our engagement, specifying that this document does not include any selected prospective data.

The individual financial statements and the consolidated financial statements for each of the years ended December 31, 2002 and 2003, prepared in accordance with accounting standards generally accepted in France and approved by the Executive Board, have been audited by Calan Ramolino & Associés and Alain Lainé in accordance with professional standards applicable in France. They expressed an unqualified opinion on these financial statements but their reports for the year ended December 31, 2003 included an emphasis of matter paragraph relating to:

- the change in the accounting policy resulting from application in advance, as of January 1, 2003, of CNC regulation no. 2003-R.01 dated April 1, 2003 relating to accounting and valuation rules for pension obligations and similar benefits (individual and consolidated financial statements);
- the change of presentation in the consolidated income statement of joint advertising expenses paid to mobile telephone operators, which are now charged against consolidated sales (consolidated financial statements only).

We have audited in accordance with professional standards applicable in France the individual financial statements and the consolidated financial statements for the year ended December 31, 2004, prepared in accordance with accounting standards generally accepted in France and approved by the Executive Board. We expressed an unqualified opinion on such financial statements and our report did not include any emphasis of matter paragraph.

The condensed combined pro forma financial statements presented in section 7.1.5.2 of the "document de référence" include the pro forma June 30, 2004 balance sheet and the pro forma income statements for fiscal year 2003 and the first half of 2004, which were prepared under the responsibility of the Chairman of the Executive Board in accordance with professional standards applicable in France. Our procedures consisted in assessing whether (i) the practices adopted were consistent and form a reasonable basis for presenting the impacts of the Main Offer (public exchange offer for the shares of Snecma), initiated by Sagem SA and in connection with the Subsidiary Offer (subsidiary public offer for tender) and (ii) to verify whether the resulting figures of the companies comply with the accounting methods used to prepare the most recent historical consolidated financial statements of the Sagem and Snecma groups for the year ended December 31, 2003 and the first half of 2004. It should be understood, as specified in section 7.1.5.2 of the "document de référence", that these pro forma

[1] Alternative auditor appointed for the residual term of his predecessor's (Mr de Longeaux) term of office.

financial statements have not been restated to harmonize the different accounting rules and methods used by the two groups.

Nevertheless, we draw your attention to section 7.1.5.1 of the "document de référence" which specifies that these condensed unaudited pro forma financial statements are intended to reflect, solely for information purposes, the financial position, the assets and the results from the operations of the combined Sagem/Snecma entity, without any difference (goodwill) on initial consolidation being allocated to identifiable assets and liabilities. These pro forma financial statements are not representative of the results and financial position of the combined activities of Sagem and Snecma which could have resulted from the completion of the offers at dates respectively taken into consideration for their preparation and do not provide any indication of the future results and financial position of the combined activities. Finally, it should be noted that these forma financial statements do not take into account the changes resulting from the transition to IFRS as the primary basis of accounting starting from January 1, 2005.

With respect to the additional information presented in section 7.2 "Outlook for the future" of the "document de référence", which includes unaudited consolidated income statements for fiscal years 2003 and 2004 and an unaudited consolidated balance sheet for fiscal year 2004 comprised of key figures added together (hereafter "additional information"), our procedures consisted in reading this information in order to identify, where necessary, material misstatements involving the information on the financial position and the accounts.

We also draw your attention to section 7.2 of the "document de référence" which specifies that in respect to both the unaudited consolidated income statement and balance sheet, the figures are comprised of key figures added together. These amounts are presented without being restated to harmonize the accounting rules and methods of the two groups, and without any difference (goodwill) on initial consolidation being allocated to identifiable assets and liabilities. Moreover, the unaudited consolidated results have been presented before amortization of goodwill and exclude the theoretical interest expense corresponding to the debt generated in 2005 by the Subsidiary Offer. The unaudited consolidated shareholders' equity includes the unallocated goodwill determined based on the acquisition price calculated on the basis of Snecma's June 30, 2004 consolidated financial statements and the stock market price of Sagem's shares used in the prospectus on the Main Offer and the financial debt intended to finance the Main Offer. This additional information is not representative of the results and financial position of the combined activities of Sagem and Snecma and is not an indicator of the future results and financial position of the activities of the new group. Finally, the amounts presented do not include the changes relating to the transition to IFRS as the primary basis of accounting starting from January 1, 2005.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial statements presented in the "document de référence".

Paris and Neuilly-sur-Seine, February 28, 2005
The Statutory Auditors

Constantin Associés	Deloitte & Associés	
Jean-Paul SEGURET	Philippe BATTISTI	Jean-Paul PICARD

Supplementary information:

The "document de référence" includes the following reports:

- the statutory auditors' reports on the individual financial statements and the consolidated financial statements for the year ended December 31, 2004 (respectively pages 80-81 and 71-72 of the "document de référence") including the justification of auditors' assessments in accordance with the requirements of article L.225-235 of the French Commercial Code
- the statutory auditors' report (pages 102-103 of the "document de référence"), prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Supervisory Board of SAGEM SA, on the internal control procedures relating to the preparation and processing of financial and accounting information

1.4 Government Commissioner

Mr Etienne Bosquillon de Jenlis
Comptroller General of the Army
Appointed as Government Commissioner to Sagem by order of the Defence Minister dated 15 December 2002, under the legal and regulatory provisions that apply to companies that are official suppliers of war material, or which manufacture or trade in such materials.

1.5 Information policy

Mr Hervé Philippe
Chief Financial Officer
Tel: +33 (0)1 58 12 46 30

Web site: www.sagem.com

2. Characteristics of the transaction

Not applicable

3. General information on Sagem S.A. and its capital

3.1 General information on Sagem SA

3.1.0 Corporate name and registered office

Corporate name: Sagem SA
Registered office: Le Ponant de Paris, 27 rue Leblanc, 75512 Paris Cedex 15.

3.1.1 Legal form

A French limited company (*société anonyme*) with an Executive Board and a Supervisory Board, which is governed by the French Commercial Code and decree No. 67-236 of 23 March 1967.

3.1.2. Law

French law

3.1.3. Date of incorporation and term of incorporation

The Company was incorporated on 17 September 1924 for a term of 99 years expiring on 28 August 2023, unless the Company is dissolved in advance of said term or its term is extended as provided for in the Articles of Association.

3.1.4 Company's objects - summary

The Company's objects are:

- to carry out in France and abroad, on its own behalf or, where applicable, on behalf of third parties, all financial, commercial or industrial transactions in moveable or real property and, especially, the operation of all companies related to the general applications of electricity, radio-electricity, electronics, optics, mechanics and civil engineering;
- all activities, products and services connected with industries involving engines and mechanical equipment, namely for aircraft and spacecraft, and the use of all processes, equipment and systems of any kind pertaining to propulsion, and any machines that produce or use energy in any form, or any equipment designed to be used with said machines or the user vehicles,
- in general, to carry out all types of transactions that may be directly or indirectly related to the aforementioned objects.

3.1.5. Company registration

Registered with the Paris Trade and Companies Registry under number 562 082 909

3.1.6. Consultation of legal documents

The Articles of Association, minutes of General Meetings and other company documents may be consulted at the Company's registered office at 27 rue Leblanc, 75015 Paris.

3.1.7. Financial year

The financial year begins on 1 January and ends on 31 December of the same year.

3.1.8. Appropriation of net income

An amount at least equal to the statutory percentage is transferred from net income for the year, less any retained losses, where applicable, to the legal reserve. Said transfer ceases to be compulsory in the conditions defined by law.

The balance, increased where applicable by retained earnings and by transfers from reserves decided by the General Meeting of Shareholders, is allocated as follows:

- the amount needed to provide the shares with five per cent (5%) of the paid up and unredeemed amount thereof, as a first dividend. However, if this payment cannot be made from net income for the year after the transfers described above, it cannot be claimed against the income of subsequent years;

- then, any amounts that the General Meeting may decide to carry forward to the next financial year or to allocate to one or more reserve accounts;

- lastly, the surplus shall be allocated to the shares as a super-dividend.

The payment of interest and dividends is made at the times set by the Executive Board.

Any interest or dividends not claimed within the legal time limit shall expire in accordance with the law.

The General Meeting may decide to distribute amounts drawn from reserves at its disposal, expressly specifying the reserve accounts from which the amounts are drawn.

Dividends are paid in priority out of the distributable income for the year.

When a balance sheet, drawn up during or at the end of the financial year and certified by a statutory auditor, shows that the Company, since the closing of the previous financial year, after the necessary depreciation allowance and provisions have been booked, and after deduction, where applicable, of earlier losses and amounts to be allocated to reserve accounts, in accordance with the law and the Articles of Association, made a profit, interim dividends may be distributed prior to the approval of the financial statements for the year. The amount of said interim dividends may not exceed the amount of the profit thus defined.

The General Meeting may grant each shareholder, for all or part of the dividend distributed, an option between payment of the dividend in shares in accordance with the law or in cash.

The General Meeting or, failing that, the Executive Board, shall define the terms and conditions of payment of dividends.

Dividends in cash must be paid within nine months at most after the closing of the financial year, unless said period is extended by court decision.

A request for payment of the dividend in shares must be made within a time limit set by the General Meeting, but which may not exceed three months after the date of the Meeting.

3.1.9. General meetings

3.1.9.1 Convening of General Meetings

General Meetings shall be convened in accordance with the law.

The right to attend General Meetings is conditional upon:

- registration, for holders of registered shares, in the shareholders' register,
- deposit, for the holders of bearer shares, at the places specified in the notice of meeting, of the bearer shares or of a certificate of deposit issued by the bank, financial institution or stockbroker that holds said shares, or of a certificate from the authorised intermediary stating that the shares registered in the account are unavailable until the date of the Meeting.

Said formalities must be completed at least five days prior to the date of the Meeting.

A shareholder may always be represented at General Meetings by his/her spouse or by another shareholder.

The proxy granted by a shareholder in order to be represented at a General Meeting must be signed by the shareholder and specify his name, usual first name and address.

The proxy statement may designate a representative by name, in which case he may not be replaced by another person.

3.1.9.2 Voting rights

Each participant at a General Meeting shall have as many votes as the ordinary shares he owns or represents. However, fully paid up ordinary shares that have been registered in the name of the same shareholder for at least two years, of which evidence must be provided at least five days prior to the Meeting, are granted double voting rights. The Extraordinary General Meeting of 21 June 1974 decided to allocate a double voting right to shares that have been registered for at least two years. The Extraordinary General Meeting of 26 September 1983 increased the minimum period of ownership to five years. The Extraordinary General Meeting of 18 December 2003 reduced this period to two years.

In the event of an increase in capital through capitalisation of reserves, income, issue premiums and, in general, of all available amounts that may be capitalised, the said double voting right shall also be granted, as from the issue thereof, to the bonus registered shares allocated to shareholder for old shares for which they had said rights. However, for bonus new registered shares allocated for old shares not entitled to double voting rights at the time of said capital increase, evidence that they have been registered in the name of the same shareholder for two years as from the allocation date must be provided in order to avail of this double voting right.

The merger of the Company shall have no impact on the double voting right, which may be exercised within the acquiring company, if its Articles of Association so provide.

The double voting right ceases to exist for any share that is converted to a bearer share or transferred. Nevertheless, the two-year period set above shall not be suspended and the vested right shall be retained in the case of transfer between registered shareholders following an intestate succession or a succession by will or liquidation of joint estate between husband and wife. The same shall apply in the event of a donation inter vivos in favour of a spouse or a relative entitled to inherit.

The officers of the Meeting shall draw up the list of registered shares entitled to double voting rights.

The Extraordinary General Meeting may cancel the double voting right only with the authorisation of a special meeting of the holders of said rights.

3.1.9.3 Voting at Meetings

All shareholders may vote by post in accordance with existing law and regulations. However, any vote by post or by proxy shall be precluded if the shareholder attends the Meeting.

3.2 General information on the capital

3.2.0 Change in the capital and ownership rights

The share capital shall be increased or decreased by all means and in accordance with terms and conditions provided for by law. Only the Extraordinary General Meeting shall be empowered to decide on a capital increase.

3.2.1 Share capital

3.2.1.1 Amount

The share capital amounted to €35,500,000 at 31 December 2004, represented by 177,500,000 fully paid up shares of €0.20 each.

3.2.1.2 Shares

Shares shall be in registered form until fully paid up. Once they have been paid up in full, they may be in registered or bearer form, as the shareholder wishes.

They shall be registered in accounts kept by the Company or by an authorised intermediary in accordance with the terms and conditions provided for under existing laws and regulations.

3.1.2.3 Identification of bearer shares

The Company may at any time, in accordance with current laws and regulations, request the main depository which keeps the registers relating to issues of its securities, at its expense, to provide the name, nationality and address of holders of securities that, immediately or at a later date, grant a right to vote, together with the quantity of securities held by each holder.

3.2.1.4. Share transfer

Shares registered in accounts shall be transferred from account to account upon presentation of a transfer order signed by the transferor or, if the transferred shares have not been paid up in full, by the transferor and the transferee.

The transferee shall bear all costs arising from a transfer.

Only securities in respect of which all outstanding payments have been made shall be transferable.

The shares are indivisible and the Company shall acknowledge only one owner for each share, subject to the cases provided for by law.

3.2.1.5 Declaration of exceeding thresholds

Under the Articles of Association, all shareholders, acting alone or with others, who hold a fraction of the capital and voting rights corresponding to 2.5% or more of the Company's capital or to any whole multiple of 2.5% must inform the Company of this. This obligation was established by the Combined Ordinary and Extraordinary General Meeting of 15 June 1988, and modified by the Combined Ordinary and Extraordinary General Meeting of 20 December 2004 – adding the reference to voting rights. This obligation is incumbent on shareholders as from a threshold of 5% ownership of the Company's capital and up to 32.5%.

The shareholders concerned must notify the Company, by registered letter with acknowledgement of receipt, within five trading days of crossing the ownership threshold, of the total number of shares and voting rights that they own and the number of securities granting access to the capital at a later date. In the same way, the Company must be notified when a shareholding drops below one of the whole multiples of 2.5% provided for above.

If the obligation to provide information as provided for under the Articles of Association is not complied with, the shares or voting rights that exceed the fraction that should have been declared shall, at the request recorded in the minutes of the General Meeting of one or more shareholders holding at least 5% of the capital of the Company, lose the right to vote as long as the situation has not been rectified and for a two year period after the date of such rectification.

3.2.1.6 Other rights attached to shares

Each share shall grant its owner a fraction of the Company's assets, income and liquidation surplus, in proportion to the share of capital it represents.

All shares forming or that may form the share capital shall always be regarded as identical for the purpose of all tax charges. Accordingly, any tax or duties that may be charged on certain shares for any reason whatsoever as a result of the redemption of the corresponding capital, during the Company's life or at the time of its liquidation, shall be divided between all the shares comprising the share capital at the time of said redemption(s), in such a way that all existing or future shares entitle their holders to receive the same net amount and the same actual benefits, subject however to the different par values of unredeemed shares and the rights attached to shares of different classes.

Whenever several shares need to be owned to exercise a particular right, the holder of single shares or of fewer shares than the required number shall have no right against the company. In such a case, shareholders shall make it their business to group together the required number of shares.

3.2.1.7 Agreement relating to strategic subsidiaries and assets

With a view to protecting national interests and preserving national independence, the State has informed SNECMA and Sagem of its intention, in view of the merger of Sagem and SNECMA (cf.§7), to exercise its right to take special measures with regard to SNECMA of the kind defined in Article 10 of Act 86-912 of 6 August 1986. In exchange for the waiver of said right to take special measures, the State wished to be granted sufficient contractual rights to ensure the national interests are protected.

In view of this, a tripartite agreement was entered into by Sagem, SNECMA and the State instead of the aforesaid special measures. The agreement, dated 21 December 2004, provides *inter alia:*

- In addition to the applicable legal provisions, the State shall be entitled to appoint a non-voting representative to the boards of directors or supervisory boards of Sagem, SNECMA and subsequently the entity created as a result of the merger, of SNECMA Propulsion Solide (SPS), Microturbo (SPS and Microturbo are defined as strategic subsidiaries) and of all subsidiaries that possess assets having a connection with French military aircraft engines;

- The State shall have a prior right to approve or refuse the sale of certain military and aerospace assets identified as strategic, sensitive or defence[2], by entities in the Sagem group and SNECMA, the transfer of securities in SPS, Microturbo, Europropulsion, Arianespace and G2P, the acquisition of more than 33.33% or 50% of the capital of companies in the Sagem group and SNECMA holding strategic military and aerospace assets, and any projects granting special management rights or rights to information over the strategic military or aerospace assets or rights to be represented on the management bodies of SPS and Microturbo; in which case, if the State does not make known its decision within thirty business days it shall be deemed to approve the transaction;
- In the event a third party acquires more than a multiple of 10% of the capital or voting rights of Sagem, SNECMA, or subsequently the entity created as a result of the merger, and failing an agreement on other ways of protecting national interests in connection with the strategic military and aerospace assets, the State shall be entitled to purchase the securities and assets of SPS and Microturbo at a price to be set by a panel of experts, in which case the parties shall enter into an agreement for the provision of services and the transfer of technology relating to the assets sold.

3.2.2 Capital authorised but not issued, commitments to increase capital

3.2.2.1 Authorisations given by the Combined Ordinary and Extraordinary General Meeting of 21 April 2004

Under the resolutions adopted by the Combined Ordinary and Extraordinary General Meeting of 21 April 2004, the Executive Board was granted an authorisation, for a one-year period, to increase the share capital, if deemed appropriate, by capitalising reserves, profits or issue premiums for a maximum amount of €15,000,000, and to issue transferable securities giving, immediately or at a later date, access to a portion of the share capital:

- a capital increase with preferential subscription rights of a maximum amount of €15,000,000,
- an increase of the Company's debt in the event of issue, with preferential subscription rights, of securities that may provide access to the share capital, up to a total maximum amount of €800,000,000,
- a capital increase without preferential subscription rights of up to a total maximum amount of €15,000,000,
- an increase of the Company's debt in the event of issue, without preferential subscription right, of securities that may provide access to the share capital, up to a total maximum amount of €800,000,000.

On the understanding that:

- the aggregate total of all the capital increases is limited to €100,000,000,
- the increase of the Company's debt through the issue of debt securities that may or may not provide access to the share capital is limited to €1,000,000,000.

Said authorisations have not been used.

[2] **Strategic assets** are assets that exist on the date the agreement comes into force, or that may be developed during the term of that agreement in the context of French defence contracts, and which concern capabilities of prime contractorship, design, manufacture, integration and operational maintenance with regard to French ballistic and tactical missile propulsion and solid propellant based space propulsion.

Sensitive assets are assets governing capabilities of prime contractorship and integration with regard to aircraft engines used by the French military, liquid propulsion of space launch vehicles, high-performance inertia and mission planning systems.

Defence assets are tangible or intangible assets possessed by, or which may come into the possession of, SNECMA or Sagem (or the entity formed by their merger) or the entities in their respective groups, which are used in the context of French defence contacts and fall into one of the following categories:

§ *for assets which currently exist in the SNECMA Group*: *(i)* design, architecture, integration and operational maintenance of military aircraft engines (combat aeroplanes and helicopters) and missiles, and *(ii)* components, equipment and software for military aircraft (combat aeroplanes and helicopters) and missiles;

§ *for assets which currently exist in the Sagem Group*: *(i)* high-performance inertia for strategic missiles and their carriers, and *(ii)* mission planning systems.

3.2.2.2 Authorisations given by the Combined Ordinary and Extraordinary General Meeting of 20 December 2004

With a view to completion of the public offer made by Sagem for SNECMA's shares, the Combined Ordinary and Extraordinary General Meeting of 20 December 2004 approved the following resolution:

"The General Meeting, ruling in accordance with the quorum and majority requirements for extraordinary general meetings, and after having acquainted itself with:

1) the terms of the public share exchange offer and, subsidiarily, the share purchase offer for SNECMA securities to be filed with the Autorité des Marchés Financiers (AMF)[3] by the Company, providing for the allocation of:

a) 15 Sagem shares for 13 SNECMA shares under the public share exchange offer,
b) and/or €20 for one (1) SNECMA share under the share purchase offer, capped at a maximum of €1,250,000,000, corresponding to 62,500,000 SNECMA shares,

2) the report by the Executive Board;

and noting that the Company's capital has been fully paid in, resolves, in accordance with the Commercial Code and in particular with its Article L. 225-129 and Article L. 225-148, provided the public share exchange offer and the share purchase offer are authorised:

- to increase the Company's capital by issuing the number of shares to be allocated to SNECMA shareholders who have agreed to exchange their shares for Sagem shares under the share exchange offer;
- to limit the maximum number of shares that can be issued under this capital increase to 311,644,975 shares each with a nominal value of €0.20, corresponding to a maximum capital increase of €62,328,995, in view of the terms of the exchange offered to SNECMA shareholders;
- that the Executive Board (which may delegate said powers to its Chairman) shall set the final amount of the capital increase on the basis of the notice of the outcome of the aforementioned offer as published by the Autorité des Marchés Financiers, and shall carry out all formalities needed for its effective completion, including amending the Articles of Association;
- that the new shares issued shall be treated identically to existing shares, and shall entitle their holders to the dividend paid in respect of the financial year ended 31 December 2004 and any other dividend distributed after their issue date;
- to authorise the Executive Committee to charge all costs incurred as a direct result of the capital increase, such as advisory fees, bank charges, the cost of legal formalities and other expenses, net of tax, against the issue premium, and also to draw funds from the issue premium for payment into the statutory reserve, so that said reserve equals one-tenth of the amount of the share capital after the increase."

3.2.3. Securities that do not represent capital

None

3.2.4. Other securities giving access to the capital

None. The exercise of purchase options granted to the employees (cf. § 6.2.1) would not have a significant impact on the breakdown of the capital.

[3] Translator's note : The Autorité des marchés financiers (AMF) was established by the Financial Security Act of 1 August 2003. It was formed from the merger of the Commission des opérations de bourse (COB), the Conseil des marchés financiers (CMF) and the Conseil de discipline de la gestion financière (CDGF).

3.2.5. Table of changes in the capital

Year	Transactions	Nominal (euros)	Amount of the capital (euros)	Number of ordinary shares	Number of preference shares	Issue premium at the end of the period (thousands of euros)
2004	(6)	0.20	35,500,000	177,500,000	None	163,366
2004	(5)	1	35,500,000	35,500,000	None	163,366
2003	(4)	1	36,405,229	36,405,229	None	163,366
2002	(3)	1	36,044,360	27,071,000	8,973,360	136,851
2001	(2)	1	36,235,876	27,262,516	8,973,360	136,851
2000	(1)	1	37,890,522	28,917,162	8,973,360	156,817

(1) The General Meeting of Shareholders of 10 May 2000 decided to convert the capital into euros. The following transactions were voted: capital increase by the capitalisation of reserves, a bonus share issue of one new share for five old shares, conversion into euros then multiplication of the number of shares by three by dividing the nominal value of the shares (from €3 to €1)
(2) Cancellation of the 1,654,646 ordinary shares held by the Company and reduction of the capital (30 October 2001)
(3) Cancellation of 191,516 ordinary shares in 2002.
(4) The capital was brought to €34,762,448 after the conversion of preference shares into ordinary shares approved by the General Meetings of 7 March 2003 (appendix to the report of the Executive Board registered under No. E.03-014 on 7 February 2003). The Executive Board Meeting of 23 April 2003 decided the cancellation of 1,462,448 shares bought under the share buyout programme. Upon completion of said transaction, the capital stood at €33,300,000. The Extraordinary General Meeting of 18 December 2003 approved, inter alia, a bonus issue of one free share for six old shares and the takeover of the holding company, Coficem, by Sagem and share cancellations as a consequence (appendix to the report of the Executive Board registered under No. E.03-230 on 18 November 2003). Upon completion of said transactions, Sagem's capital stood at €36,405,229, divided into as many shares with a nominal value of 1 euro.
(5) Cancellation of 905,229 shares with a nominal value of €1 in October 2004.
(6) The General Meeting of Shareholders of 20 December 2004 decided to divide the nominal value of the shares by five.

3.3 Breakdown of the capital and voting rights

3.3.1. Position at 31 December 2004

Shareholders	Number of shares	% Capital	Number of voting rights	% Voting rights
CLUB SAGEM (1)	28,290,930	15.94%	32,387,770	13.59%
FCPE (Company Mutual Fund)	10,874,060	6.13%	15,153,100	6.36%
Employee shareholders	18,963,883	10.68%	36,772,961	15.42%
AREVA (1) (2)	30,875,680	17.39%	55,620,760	23.33%
BNP PARIBAS (1)	7,181,180	4.05%	14,362,060	6.02%
SAGEM SA	5,203,405	2.93%	0	0.00%
CDC	7,351,760	4.14%	10,699,760	4.49%
Public	68,759,102	38.74%	73,409,886	30.79%
TOTAL	177,500,000	100.00%	238,406,297	100.00%

(1) members of the Shareholders' Agreement mentioned under §3.3.1.4.
(2) Via Cogema and Cogerap

Club Sagem's capital breaks down as follows: Sagem's employees, via a Company mutual fund (FCPE) own 76.1%, employees own 11.2%, and CM-CIC owns 12.7%.

Organisation chart as at 31 December 2004


CLUB SAGEM
FCPE
Employee shareholders
Employees and FCPE : 87%
CM-CIC : 13%
BNP-Paribas
AREVA
32.7% - 35.4 %
42.9% - 37.4%
6.1 %
6.4 %
10.7 %
15.4 %
15,9 %
13.6%
4.1 %
6.0%
17.4%
23.3%
SAGEM
2.9%
42.8 %
35.3 %
Other shareholders

FCPE = Company Mutual Fund

% of capital
% of voting rights

3.3.1.1 Interest owned by members of the Company's Supervisory Board and Executive Board

To the Company's knowledge, the members of the Supervisory Board and of the Executive Board did not own a significant number of shares representing the Company's capital at 31 December 2004 (cf. §6.1.0.).

3.3.1.2 Crossing of legal thresholds: summary of statements published by the CMF[4]/AMF[5] in 2004

CDC declared that it had crossed the 5% threshold on 31 December 2003 (AMF notice No. 204C0073 of 14 January 2004) and that it owned 4.67% of the capital and 5.30% of the voting rights.

CDC declared that it had dropped below the 5% threshold on 1 June 2004 (AMF notice No. 204C0711 of 8 June 2004) and that it owned, directly and indirectly, 1,470,352 shares, corresponding to 4.03% of the share capital (consisting of 36,405,229 shares) and 4.73% of the voting rights.

Declaration published by Areva that it had crossed the threshold and declaration of intent (AMF notice No. 203C1392 of 22 November 2004).

1) in a letter dated 19 November 2004 and received on the same day, as a result of the acquisition of double voting rights attached to certain Sagem shares held through the intermediary of its subsidiary Cogema, Areva (27-29 Rue Le Peletier, 75433 Paris Cedex 09) declared that it had indirectly crossed the threshold of 20% of the voting rights in Sagem through its subsidiaries Cogema and Cogerap, and that it indirectly held 6,175,136 shares and 11,124,152 voting rights in Sagem, representing 17.40% of the share capital (consisting of 35,500,000 shares) and 23.32% of the 47,703,674 voting rights (cf. BALO official gazette of 19 November 2004), which can be broken down as follows:

	Shares	% capital	Voting rights	% voting rights
Cogema (1)	6,154,589	17.34%	11,103,605	23.28%
Cogerap (2)	20,547	0.06%	20,547	0.04%
Total indirect Areva interest	**6,175,136**	**17.40%**	**11,124,152**	**23.32%**

(1) The shares held by Cogema fall under the Shareholders' Agreement signed on 12 December 2003 by Club Sagem, BNP Paribas and Cogema, and registered on 15 December 2003 (cf. "Decision and Information" 203C2129)
(2) Shares held for cash management purposes as investment equities.

2) Areva completed its declaration by the following declaration of intent:

"Areva has involuntarily crossed the threshold of 20% of voting rights following the acquisition of double voting rights, without making any material change to its 17% interest, and represents for the next twelve months:
- that it has no intention at present of taking over the control of Sagem and that it has no intention of acquiring more of the capital of Sagem than it has at the moment. It specifies that its subsidiary Cogerap (asset management company) might continue to trade in marginal amounts of Sagem's securities;
- that it is not acting with third parties;
- that it has not requested that additional members be appointed to Sagem's Supervisory Board. Mrs Lauvergeon, Chairman and Chief Executive Officer of Cogema is the Vice Chairman of Sagem's Supervisory Board."

3.3.1.3 Crossing of thresholds set under the Articles of Association

Apart from the shareholders mentioned above, no other shareholder has declared to the Company that it has crossed the 2.5% threshold set under the Articles of Association.

3.3.1.4 Shareholders' Agreement

Notice No. 203C2129 published by the AMF on 15 December 2003

---

[4]Translator's note : Conseil des Marchés Financiers/ Autorité des Marchés Financiers

[5]Translator's note : COB + CMF + CDGF = AMF

"An agreement between Sagem's shareholders, signed by Club Sagem, Cogema and BNP Paribas on 12 December 2003, which shall enter into force after the merger of Coficem into Sagem, was forwarded to the Autorité des Marchés Financiers (AMF).

The development of the Sagem group and the size it has reached, the changes in its business area and economic and industrial environment since the incorporation of Coficem, the holding company of the MBO of Sagem, together with the present situation in the financial markets, lead us to adapt Sagem's shareholding structure so as, in particular, to favour the perception of Sagem shares in its market by increasing the free float and the liquidity, thereby enhancing the outlook for market value and growth.

Against this background, the purpose of the Agreement is:
- to curtail, for a limited period of time, the free transfer of Sagem securities owned by BNP Paribas and Cogema, so as not to interfere with the proper operation of the market for the security;
- to organise with Club Sagem, in the event of the transfer of securities, a pre-emptive right in accordance with the rules of reciprocity defined hereinafter.

The parties declare that they are not acting with others as there is no agreement between them to implement a policy with regard to the Company.

Commitments

BNP Paribas and Cogema undertake, for a period of 20 months from the date on which this agreement enters into force, not to transfer the securities issued to them in exchange for Coficem securities in the context of the merger. At the end of this lock-up period, BNP and Paribas may freely transfer said securities, subject to the terms applicable to the pre-emptive right.

With regard to their appreciation of the company's interests based on the specific nature of its corporate culture, marked by the importance of its employee shareholding, which has historically been an essential factor in the development and industrial success of the Sagem group, BNP Paribas and Cogema have each declared that they will not contribute their securities in the scope of a public offer that has not been approved by the Company's Supervisory Board. Correspondingly, BNP Paribas and Cogema undertake not to transfer securities on the market throughout the entire term of such offer. Said commitments shall be fulfilled in accordance with current stock exchange regulations.

Pre-emptive rights

The parties grant one another a pre-emptive right (with right of substitution) in the event of the transfer of securities representing at least 0.1% of the Company's voting rights after the merger to one or more third parties[6]. However, said pre-emptive right shall not be applicable in the scope of a takeover bid or a public share exchange offer.

To assess the 0.1% threshold, an aggregate shall be made of the transferor's transfers during the 12 month period preceding the last transfer which caused it to reach the threshold in question.

Authorised transfers

The commitment not to transfer and/or the pre-emptive right shall not apply in the event of transfer by the parties of all or part of their securities to one of their affiliates, i.e. BNP Paribas and Cogema, or the Sagem Group mutual fund, i.e. Sagem Club, provided that the affiliate or the mutual fund in question has first unreservedly accepted the terms of the Agreement.

[6] The beneficiaries, if they decide to exercise their pre-emptive right in connection with said transfer, shall notify the transferor within a period that ends at close of the thirtieth trading day following receipt of notice of the transfer, provided that the transfer does not relate to more than 1% of the Company's capital and, beyond this threshold, within a period that ends at close of the fifth trading day following receipt of said notice. Special time limits are provided for in the case of preferential subscription rights.

Entry into force, term, expiry

The Agreement shall enter into force for a period of five years on the date on which Sagem takes over Coficem and it shall not be automatically renewed after this term.

However, the Agreement shall end in advance in the following situations:

- in the event of non payment of the prices of securities bought pursuant to exercise of the pre-emptive right within the time limits provided for in the Agreement; the party who proposed the transfer may notify the other parties of its decision to terminate the Agreement for its part;
- if the percentage of voting rights held by Club Sagem and the company mutual funds set up in the scope of employee profit sharing falls below 10% of the capital for a period of six consecutive months.

Note that the percentages of capital and voting rights in Sagem upon completion of the takeover of Coficem shall respectively be as follows:

	SAGEM securities held after merger	Percentage of capital owned	Number of voting rights	Percentage of voting rights held
BNP Paribas	1,436,176	3.94%	2,872,352	6.43%
Cogema	6,154,589*	16.91%	8,312,339	18.61%
Club SAGEM	4,732,508	13.00%	4,732,508	10.60%

* including Sagem securities owned prior to the takeover of Coficem.

3.3.1.5 Undertaking to keep securities

A collective undertaking to keep Sagem securities was given by 3,386 Sagem employees and former employees (and their beneficiaries) and Club Sagem on 29 March 2004. The natural persons and legal entities that signed the undertaking considered that it was in their interests to give a collective undertaking to keep their Sagem shares. This does not constitute a concerted action vis-à-vis Sagem. These shareholders hold 20.2% of Sagem's capital and 21.5% of the voting rights. They include the following corporate officers: Mario Colaiacovo, Chairman of the Supervisory Board, Grégoire Olivier, Chairman of the Executive Board, Messrs Dupuy, Lagarde, Rouanne, Sevian and Toussan, members of the Supervisory Board, and Messrs Buffenoir, Paccard, Penalver and Philippe, members of the Executive Board. This undertaking is given for six years, and does not contain any provision for its renewal. It is a way of preserving employee independence and group culture, and of reinforcing Sagem's entrepreneurial spirit and team spirit.

3.3.1.6 Concerted actions

To the Company's knowledge, there is no concerted action.

3.3.1.7 Number of shareholders

3,293 shareholders attended or were represented at the Combined Ordinary and Extraordinary General Meeting of 21 April 2004.

3.3.1.8 Pledging of Sagem's shares or assets

To Sagem's knowledge, as at the end of December 2004 7,065,204 Sagem shares had been pledged by various shareholders, of which 6,885,560 had been pledged by Club Sagem (i.e., 3.88% of the capital) to secure 2-3 year loans repayable in 2006 (for the most part) and 2007.
No assets have been pledged.

3.3.1.9 Share buyback programme

From the beginning of April to the end of December 2004, under the share buyback programme authorised by the General Meetings of 23 April 2003 and 21 April 2004 (prospectus approved by the AMF under number 04-237 on 1 April 2004), 885,791 shares were purchased (before 13 October 2004) at an average unit price of €82.05 (4,428,955 at an average price of €16.41 following the decision to divide the nominal value of the shares by five approved by the General Meeting of 20 December 2004 and effective on 22 December 2004).

During this period, 24,762 shares (i.e., the equivalent of 123,810 shares after the division of the nominal value by five) were sold on the market (before 13 October 2004), and 1,642,305 shares were sold to holders of share purchase options at an average price of €11.46.
After the restatement of 800,000 shares as fixed assets, 905,229 shares (i.e., the equivalent of 4,526,145 shares after the division of the nominal value by five) were cancelled on 21 October 2004 (bringing the total number of shares cancelled over the past 24 months to 11,838,385 shares).
As at 31 December 2004, Sagem held 5,203,405 of its own shares, representing 2.93% of the share capital, of which 5,062,355 were allocated to share purchase option plans previously granted. The book value of the portfolio was €63,843,087 and the market value was €81,589,390.

3.3.2. Changes in the breakdown of ordinary shares and voting rights over the last three years (in percentages)

Main shareholders		31/12/2002	31/12/2003	31/12/2004
CLUB Sagem	Shares	/	13.13%	15.94%
	Voting Rights	/	10.71%	13.59%
COFICEM *	Shares	48.84%	/	/
	Voting Rights	63.64%	/	/
AREVA	Shares	6.83%	16.97%	17.39%
	Voting Rights	8.99%	18.66%	23.32%
BNP PARIBAS	Shares	/	3.95%	4.05%
	Voting Rights	/	6.43%	6.02%
CDC	Shares	5.59%	4.67%	4.14%
	Voting Rights	5.31%	5.31%	4.49%
Own shares	Shares	5.73%	4.37%	2.93%
	Voting Rights	0%	0%	0%

* The Extraordinary General Meeting of 18 December 2003 approved, in particular, the merger of Coficem into Sagem

3.3.3. Legal entity that controls Sagem SA

None

3.3.4. Role of Sagem S.A. within the Sagem group

See chapter 4 (§ 4.1.0)

3.4. Market in Sagem S.A. securities

3.4.1. Stock market listing

The Sagem S.A. ordinary share (code ISIN FR 0000073272, code ticker SAG) is listed on segment A of the Eurolist by Euronext™ market and is eligible for the French deferred settlement system (SRD).

The Sagem share is listed on the SBF 120, Euronext 100, IT CAC 50, CAC IT 20, CAC Next 20 and various DJ STOXX and Standard & Poor's indices.

3.4.2. Financial instruments not traded on a regulated market

None

3.4.3 Stock market data

Month	Transactions	Relevant capital (million euros)	Average closing price (euros)	Highest price (euros)	Lowest price (euros)
August 2003	671,688	54.74	13.97	14.40	13.41
September 2003	1,239,633	102.49	14.17	14.57	13.71
October 2003	1,119,579	94.09	14.41	15.09	13.70
November 2003	904,156	83.56	15.84	16.29	15.04
December 2003	1,175,327	113.21	16.88	17.73	15.87
January 2004	1,555,681	148.54	19.10	20.12	17.02
February 2004	2,194,541	198.56	18.10	18.79	17.30
March 2004	1,840,215	169.43	18.41	19.90	17.10
April 2004	1,492,005	137.58	18.44	19.00	17.78
May 2004	1,608,389	142.31	17.70	18.40	16.41
June 2004	967,638	86.66	17.91	18.40	17.31
July 2004	1,704,778	142.60	16.73	18.34	15.69
August 2004	1,831,378	141.84	15.49	16.28	14.71
September 2004	1,314,318	103.44	15.74	16.33	15.20
October 2004	2,154,619	168.38	15.63	16.26	14.16
November 2004	2,630,134	184.19	14.01	14.70	13.57
December 2004	4,079,464	151.57	14.92	15.85	13.82
January 2005	8,702,284	133.49	15.34	15.89	14.80

Source: Natexis Bleichroeder

The price was adjusted to take account of the division of the nominal value of the Sagem share by five, approved by the Combined Ordinary and Extraordinary General Meeting of Shareholders on 20 December 2004.
The transactions and the relevant capital correspond to the historical values.

3.5. Dividends

FY		Number of shares	Global earnings per share (in euros)	Tax credit ** (in euros)	Net dividend (in euros)		Total amount of the distribution (in euros)
			Historical	Historical	Historical	Adjusted data ***	
2000	OS	28,917,162	0.90	0.30	0.60	0.10	17,350,297
	APS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2001	OS	27,262,516	0.90	0.30	0.60	0.10	16,357,510
	APS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2002	OS	34,762,448	1.35	0.45	0.90	0.15	31,286,203
2003	OS	36,405,229	1.41	0.47	0.94	0.19	34,220,915
2004 *	OS	417,029,585	0.22	/	0.22	0.22	91,746,509

* dividend proposed at the Ordinary General Meeting in May 2005

Amounts shown above were calculated on the basis of 417,029,585 shares, which will be the maximum possible number of shares comprising Sagem's capital if the takeover bid for SNECMA is successful and after the merger of SNECMA into Sagem S.A.
Reminder: it was announced in connection with the merger of Sagem and SNECMA (cf.§7.1) that an interim dividend of €0.10 per share would be paid on the profit for the 2004 financial year to all shareholders, including SNECMA shareholders who accept the public share exchange offer. The shares issued for the public share exchange offer and the shares issued following the Sagem/SNECMA merger will have dividend rights attached as from 1 January 2004.
As a result, all the shares shall be entitled to the same dividend (€0.22 per share), and the shares that receive the interim dividend in March 2005 will receive a final dividend less said interim dividend, which will be paid after the General Meeting to be held in May 2005.

**In accordance with the provisions of the 2004 Finance Act, no special dividend tax credit will be allocated to dividends received after 1 January 2005. When calculating income tax, please note that:

- a total annual amount of €2,440 will be deducted from the dividends per married couple filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to article 515-1 of the French Civil Code (*Code Civil)*, and of €1,220 for the single, widowed or divorced, or married persons who file separate tax returns;
- 50% of the amount distributed will be deducted. This deduction is not capped, and will be made before deduction of the €1,220 or €2,440 discussed above. Furthermore, the dividends will be entitled to a normal tax credit of 50% of the amount of the dividends received, before the above deductions, capped at €115 per annum for the single, widowed, divorced or married filing separate tax returns and €230 for married couples filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to article 515-1 of the French Civil Code. This tax credit can be charged against the total income tax due for the year in which the dividend was paid, and will be refunded by the Treasury if it exceeds the amount of tax due.

*** Adjusted to take into account the allocation of bonus shares on the basis of one new share for six existing shares in December 2003, and the division of the nominal value by five voted by the Extraordinary General Meeting of the Shareholders on 20 December 2004.

Reminder: the conversion of preference shares into ordinary shares, approved by the General Meetings held on 7 March 2003, was effected on 3 April 2003.

Dividends are time barred, in accordance with the legal procedure and time limit, five years after the date of payment, in favour of the State. Dividends that have not been collected shall be subject to the procedures provided for by law.

4 Information on the activity of Sagem S.A.

4.1. Presentation of the company and the group

4.1.0 History and structure

The company was founded in 1924. It was active first in mechanics and electricity and later extended its scope of business to include optronics for the French Navy.

Key developments in the last few years were:

1985	Buyout by the employees
1996	Takeover of Silec by Sat
1998	Takeover of Sat by Sagem
1999	Acquisition of SFIM (defence electronics) and merger in December
2000	Takeover of SFIM's French industrial subsidiaries
2001	Sale of the automobile electronics activities
2002	Acquisition of Philips' fax division Acquisition of the Monetel electronic transactions activity
2003	Acquisition of the Vectronix defence optronics division Start up of Ningbo Bird Sagem Electronics Co Ltd in partnership with the Chinese company Bird (mobile telephones) Merger of the holding company, Coficem, and of Sagem International (wholly-owned subsidiary of Sagem)
2004	Acquisition of shareholdings in Wuhan Tianyu Information Industry Co, Ltd (34%) and Wuhan Sagem Tianyu Electronics Co, Ltd (73.34%)

Sagem S.A. plays a preponderant role in the group. The parent company is simultaneously the group's central body, the owner of the principal intangible assets and the main business unit. Sagem S.A. represented 96.7% of consolidated turnover and 92% of total consolidated assets at the end of 2004.

Its subsidiaries, mostly based abroad, form a distribution network. Some are also R&D and/or manufacturing units. Most have been set up recently as the result of the acquisitions made in 2002 and 2003. The Chairmen of the subsidiaries are the heads of divisions or business units at Sagem S.A. Central services are rebilled to the subsidiaries under a service contract.

Legal structure of Sagem at 31 December 2004 (consolidated subsidiaries)


SAGEM SA
100% SAGEM AVIONICS Inc
100% SAGEM DENMARK A/S
100% SAGEM MONETEL
100% SAGEM MORPHO Inc
100% SAGEM PARTICIPATIONS
100% SAGEM Sécurity International Trading Co Ltd
100% CONFIDENCE
100% E-SOFTWARE
100% POSITIVE
100% SFIM Gmbh
7,08%
58,83% EUROFOG
100% VECTRONIX AG
100%
VECTRONIX Inc
33,35% WUHAN Tianyu Information Industry Co Ltd
40%
60% WUHAN SAGEM Tianyu Electronics Co Ltd
40% SOFRADIR
85,02%
ULIS
100% SAGEM AUSTRALASIA Pty Ltd
100% SAGEM Communication AUSTRIA Gmbh
100% SAGEM Communication BENELUX Bv
100% SAGEM Communication CZ Sro
100% SAGEM Communication GERMANY Gmbh
100% SAGEM Communicationes IBERICA
100% SAGEM Communication ITALIA Srl
100% SAGEM Communication POLAND Sp Zoo
100% SAGEM Communication UK Ltd
100% SAGEM Communicaçoes Ltda
100% SAGEM Industria e Comercio de Comunicacoes LDA
100% SAGEM MAGYARORSZAG
100% SAGEM TUNISIE
100% SILEC
100% SPTHD
99,20% Dr NEUHAUS Computer KGAA
100%
Dr NEUHAUS Telekommunikation Gmbh
76,65% Compagnie de Découpe de l'Ouest
68% SAGEM Networks Poland
50% NINGBO BIRD SAGEM Electronics Co Ltd

Organisation by business activity (December 2004)


SAGEM SA*
Communications
Defence and Security
Sales and marketing Europe
Mobile Phones
Terminals and Internet
Networks
Navigation and Aeronautics Systems
Optronics and Airland Systems
Security
• Germany
• Austria
• Benelux
• Spain
• Hungary
• Italy
• Poland
• Portugal
• Romania
• United Kingdom
• Russia
• Scandinavia
• Slovakia
• Czech Republic
• Mobile Phones
• Modules
• Printing Terminals
• Residential Terminals
• Metering and Partnerships
• Printed Circuit Boards
• Networks and Optics
• Cables
• Avionic
• Military Avionic
• Navigation and Sensors
• Optical Technology and Simulation
• Sights
• AirLand Warfare
• Government Solutions
• Secure Terminals and Transaction

(*) The SAGEM share is a component stock of the SBF 120, Euronext 100, IT CAC 50 and DJ Stoxx indices.

4.1.1. to 4.1.3. Activity Report

The presentation of and the valuation methods used for the preparation of the financial statements comply with the existing regulations and are identical to those used the previous year, with the exception of the following changes in valuation rules:

- As from 1 January 2004, Sagem decided to extend the amortisation period for software from one year to three or five years depending on the case. This change in the amortisation period better reflects the actual useful life of software. Its useful life has lengthened as the result of increasing complexity, which has led to a more progressive rollout, particularly in the case of integrated software. The change in the amortisation period applied to software is considered a change in valuation estimates with a prospective impact on earnings under the provisions of CNC 97-06. The impact of extending the amortisation period from one year to three to five years depending on each case added €3.9 million to operating income in 2004.
- Concerning the determination of the cost price of inventories and work in progress, these no longer include certain costs as from 2004. The impact was a decrease in operating income of €3.4 million.
- These two changes in valuation methods had a positive impact of €0.5 million on operating income.

<u>2004 results</u>

2004 was a good year for Sagem with strong growth in both turnover and profitability, achieved mainly through organic growth.

2004 consolidated turnover came to €3,570.2 million versus €3,180.4 million in 2003. This corresponds to growth of 12.3% on a reported basis and of 12% at comparable scope. International sales, mainly in Europe, accounted for 53.5% of total turnover.

Gross operating income increased by 21.4% to €369.3 million versus €304.3 million in 2003. Consolidated operating income grew by 22.1% to €205.7 million compared with €168.5 million the previous year, and represented 5.8% of group turnover.

Financial income came to €5.7 million.

Net exceptional charges came to €11.5 million in 2004. In 2003, exceptional items had included a €21.8 million capital gain before tax on the sale of shares in Gemplus.

Consolidated net income came to €134.2 million versus €119.7 million in 2003, up by 12.1%.

Operating cash flow amounted to €225.3 million compared with €162.6 million in 2003. Capital expenditure and investment came to €120 million in 2004, up 30% compared with 2003, as the result of growth in activity. Working capital requirements came to € 671.3 million in 2004, corresponding to growth of 6.4% less than the growth in turnover.

The consolidated balance sheet was sound at 31 December 2004 with shareholders' equity of €1.2 billion and a low level of intangibles reflecting a policy of acquisitions at conservative prices. Net cash came to €406.6 million.

SECTOR DATA

Breakdown of consolidated turnover by division

€ million	2004	2003	2002
Communications	**2,408.6**	**2,097.0**	**1,764.9**
Mobile Telephones	**1,277.1**	**1,080.7**	**678.6**
Residential Terminals and Broadband	**1,131.5**	**1,016.3**	**1,086.3**
• Internet terminals	616.1	606.9	615.2
• Networks	515.4	409.4	471.1
Defence and Security	**1,161.6**	**1,083.4**	**998.4**
• Defence	878.9	739.4	655.0
• Security	282.7	344.0	343.4
Total turnover	**3,570.2**	**3,180.4**	**2,763.3**

In terms of seasonal impact, the fourth quarter is the strongest quarter and accounted for roughly one third of consolidated turnover in 2004 for the Defence and Security division.

Consolidated turnover by geographic area:

€ million	2004	2003	2002
France	1,658	1,458	1,271
International	1,912	1,722	1,492
Total	3,570	3,180	2,763

Consolidated operating income by division:

€ million	**2004**	**2003**	**2002**
Mobile Phones	68.4	59.5	21.0
Residential Terminals and Broadband	45.5	30.2	30.8
Communications	**113.9**	**89.7**	**51.8**
Defence and Security	**91.8**	**78.8**	**78.3**
Operating income	**205.7**	**168.5**	**130.1**

COMMUNICATIONS

Turnover came to €2,408.6 million for the Communications division in 2004 compared with €2,097 million in 2003, corresponding to an increase of 14.9%. International sales accounted for 54.2% of turnover.

Operating income came to €113.9 million, or 4.7% of turnover, compared with €89.7 million in 2003.

MOBILE PHONES DIVISION

Turnover grew by 18.2% for the Mobile Phones division in 2004, up to €1,277.1 million from €1,080.7 million in 2003. International sales accounted for 66.9% of turnover.

Operating income came to €68.4 million, or 5.4% of turnover.

20.9 million units were sold in 2004, including 6 million modules. This exceeded the target of 18 million set for the year. As in 2003, growth was achieved by extending the product range, with more than 20 new products launched in 2004, and through growth in the customer base.

Sagem managed to increase its market share significantly and has taken the lead in the French market with a market share of around 24% in the first nine months of 2004. In France, these results were achieved thanks to the group's strong position with the three operators and in retail, particularly in entry-level phones with colour display (myX3-2) and camera-phones, as well as to the increase in the number of "clamshell" mobile phones (myC2-2, myC-3, myC5-2) and personalised models supplied to the various operators (myV-55 Vodafone live !, SG 341i for Bouygues Telecom i-mode and the myX5-2 Talk Now for Orange).

2004 also featured the launches of the first Sagem smartphone and the myX-8 model, a top-range camera-phone that can compete with a digital camera, and is Bluetooth enabled and equipped with an MP3 music function.

Sagem's share of the world market doubled from 1.2% to 2.5% (source: Gartner) over the twelve months to the third quarter of 2004. Sagem is now world number seven in mobile telephony (all technologies taken together).

The group's market share increased significantly in Western Europe, up from 4.4% in the third quarter of 2003 to 6.1% in the third quarter of 2004. This makes Sagem one of the leading mobile phone suppliers in the region. In Germany and the Benelux countries, Sagem supplies all the operators in each country. In Central Europe, Sagem continues to expand, winning new customers in Slovakia, Austria and Hungary. TIM is its leading partner in Italy, and Sagem generated significant sales volumes in Spain thanks to a customised product for Telefonica. In the UK, Sagem is a leading partner of Vodafone UK and several of its products are included in the various packages offered by the main operators.

The joint venture set up with Bird in China markets six Sagem products, with 1.88 million units sold in 2004, and supplies more than 50% of the products marketed by Bird. Numerous mobile phones are in the process of being fine-tuned in Ningbo and will be added to Bird and Sagem's product ranges in 2005.

In South and Central America (excluding Brazil), turnover generated in collaboration with Brightstar recorded strong growth in 2004. The three main operators in the zone, TIM, Telefonica and American Movil) all include Sagem products in their catalogues and Sagem's market share in this region increased from 0.4% to 2.3% in the twelve months to the third quarter of 2004.

To develop its activity in Brazil, Sagem will open a factory in Brazil in the first quarter of 2005. This plant will supply Gradiente in the Brazilian market and Brightstar for certain South American markets.

The development of the product range is based on a platform strategy that enables Sagem to adapt any model to the operators' needs and to the country in which it will marketed.

Sagem is also developing key technology for the future. Third-generation phones are undergoing interoperability tests and their launch on the market is scheduled for the third quarter of 2005. EDGE multimedia products will become available in the second half of 2005 to cater for the expected growth in demand for these products in coming years. Sagem was also one of the first European manufacturers to receive NTT DoCoMo certification for i-mode products. Going by the customer bases of the i-mode Alliance operators, more than 70 million people already use this technology, with more than three million users outside Japan.

Sales of modules for use in mobile phones are decreasing and are now limited to just two customers, one of which is the Chinese company Bird. Module sales have been replaced by sales of component packs (RFD) including a user's licence for card diagrams and software. Several products incorporating a Sagem machine-to-machine wireless communication system have been launched. In 2005, Sagem will focus module sales on the Data and Machine-to-Machine wireless communication markets.

Growth will be focused on two areas in 2005:

- strengthening strategic partnerships with major global operators such as Vodafone, Orange, T-Mobile, TIM and Telefonica through the supply of customised and exclusive products;
- ongoing expansion in new strong-growth countries such as the US, India and Russia through local partners that can facilitate Sagem's entry into the market (like Gradiente in Brazil and Brightstar in South America, which represented 16% of the group's mobile phone sales in 2004).

Sagem's goal is to continue, in a profitable manner, to increase its share of the world mobile phone market in 2005.

The main competitors are Nokia, Motorola, Samsung, Siemens, Sony Ericsson, LG and Sharp for mobile phones, and Wavecom, Siemens, Philips and Sony Ericsson for modules.

RESIDENTIAL TERMINALS AND BROADBAND COMMUNICATIONS

2004 turnover came to €1,131.5 million compared with €1,016.3 million in 2003, corresponding to growth of 11.3%. International sales accounted for 39.8% of turnover.

Operating income amounted to €45.5 million in 2004, or 4% of turnover.

Turnover

€ million	**2004**		**2003**		**2002**	
Terminals and Internet	616.1	54.5%	606.9	29.0%	615.2	34.9%
Networks	515.4	45.5%	409.4	19.5%	471.1	26.7%
Total	**1,131.5**	**100.0%**	**1,016.3**	**100.0%**	**1,086.3**	**100.0%**

Terminal and Internet turnover came to €616.1 million in 2004, up by 1.5% compared with €606.9 million the previous year.

International sales, mainly in Europe, accounted for 42.6% of turnover.

Sales of fax and multifunctional terminals remained high, at around 1 million units. New products integrating new functions (MMS or photo printing on multifunctional terminals) were launched and the range of laser terminals was extended. Sagem continued its marketing thrust, concluding an agreement with Xerox under which Xerox will sell Sagem terminals under its own brand name. Growth in the installed base has boosted demand for consumables, manufactured notably by a joint venture between Sagem and Dai Nippon Printing.

This partnership was extended in 2004 to consumables for photo printers. The global photo printer market has strong growth potential in view of the growing sales of digital cameras and camera-phones. A new range of thermal dye sublimation printers was launched in 2004 (Photoeasy 255). This product has been included in telecom operators' product catalogues and was available at France Telecom's sales outlets in 2004.

The lift in fixed-line telecommunications services in Western Europe and the appearance of new functionalities for DECT-compliant telephones, equivalent to those of mobile phones (SIM card reader enabling the transfer of the telephone number directory, colour screen display) resulted in strong growth in sales volumes, with more than 1.4 million units sold.

2005 will see the launch of high-definition digital television in Europe, notably in France. In 2004, Sagem continued to increase its penetration among European distributors and launched two new high-definition flat screens, Axium 27 and Axium 45. The range will be increased to at least six models in 2005.

France Telecom has chosen Sagem to supply the set-top boxes for its broadband digital TV offer "ma ligne TV".

Sagem markets a large range of digital TV set-top boxes, with or without hard disks, for free and pay TV. In the UK, Sagem's set-top boxes have proved very popular and a new product integrating a photo memory card reader has been launched. Sagem also markets DTT set-top boxes in Germany, Sweden and Italy. A double tuner set-top box for cable TV has been launched in France and high definition terminals are at the demonstration phase at Noos. Sagem will be ready to deliver the first Mpeg 4 set-top boxes (simple and high definition) in 2005. A set-top box that complies with the Mhp standard for Italy will be delivered at the beginning of 2005.

The main competitors are:
Multifunctional Terminals: Hewlett Packard, Brother, Canon, Panasonic, Samsung, Sharp, and Ricoh.
DECT: Philips, Siemens, Atlinks, Suncorp, and Panasonic.
Photo printers: HP, Epson, Canon, Kodak, and Sanyo.
Set-top boxes: Thomson Multimedia, Pace, Nokia, and Samsung.

NETWORKS

Turnover came to €515.4 million in 2004 compared with €409.4 million in 2003, corresponding to growth of 25.9%. International sales represented 36.3% of turnover.

The launch of new services that consume more bandwidth on ADSL and UMTS mobile phone networks has boosted growth in the European and global broadband markets. The division benefited from these good market conditions in 2004. The market for entry-level modems stabilised while residential broadband offers with high added value recorded strong growth. These are adapted to added value services such as digital television, Internet voice transmission and high-speed data transmission (up to 8 megabytes).

The increase in the number of broadband subscribers and the development of high added value services has prompted operators to invest in increasing their capacity, the more so in that new services that consume bandwidth will continue to develop, thus generating an increase in average revenue per user. A second factor driving investment in networks is technology rupture resulting from the switchover from SDH technology to Ethernet. To accompany this changeover, Sagem is planning to set up a Research & Development company in partnership with a Chinese company, Harbour Networks, which is well positioned in its market. Sagem continued with the development of a specific distribution network in Europe, setting up a marketing subsidiary in Poland.

The main competitors are Alcatel, Lucent, Thomson Multimedia, Siemens and Ericsson.

Given the situation of global excess capacity, the production capacity of the cable plant was adjusted and targeted investments were made to upgrade machinery. Sagem managed to keep sales volumes stable thanks to a significant increase in sales of industrial cables.

The main competitors are Nexans, Pirelli, ABB and Draka.

DEFENCE AND SECURITY

The Defence and Security division recorded turnover of €1,161.6 million in 2004, up by 7.2% compared with €1,083.4 million in 2003. International sales accounted for 52.3% of turnover.

Operating income came to €91.8 million in 2004, i.e. 7.9% of turnover, compared with €78.8 million the previous year.

Breakdown of turnover by activity:

€ million	2004		2003		2002	
Defence	878.9	75.7%	739.4	68.2%	655.0	65.6%
Security	282.6	24.3%	344.0	31.8%	343.4	34.4%
Total	**1,161.5**	**100.0%**	**1,083.4**	**100.0%**	**998.4**	**100.0%**

AEROSPACE AND DEFENCE

Sagem ranks among the twenty largest European companies in the defence sector and among the top five in defence electronics.

Sagem has a strong position in inertial navigation systems (leader in Europe and number three worldwide), in helicopter flight controls (world leader), space optics (world leader), optronic systems (European leader), tactical UAV systems (European leader) and cockpit information systems (A 380).

Turnover was up by 18.9% to €878.9 million in 2004, compared with €739.4 million in 2003.

Sagem won several contracts in the context of major infantry soldier systems programmes.

In March 2004, the French army procurement agency, DGA (Délégation Générale pour l'Armement) awarded Sagem a €796 million contract for the development, manufacturing and mass production of the FELIN soldier system (Fantassin à Equipements et Liaisons Intégrées) which will equip the French infantry as from 2007. Between now and the end of 2008, two thirds of the French Army's infantry units will be equipped. The French system, FELIN, is the first soldier combat system to be put into operation by an army of an EU member state.

One of the most significant recent technological breakthroughs has been the increased use of radio communication in the defence sector, with broadband RHD, UAV transmission, cellular radio for the FELIN programme and the use of network technology applied to aeronautical information systems (NSS system for the A 380) or the SITEL –SIT programme.

The FELIN system is designed for integration into the battlefield management system being developed by Sagem and Cap Gemini under the SITEL programme. This programme is aimed at generalising the use of information systems at elementary army unit levels. The upgradeable design of the FELIN system should enable it to be integrated at a later date into the BOA project (Bulle Opérationnelle Aéroterrestre – literally, aero terrestrial operational cell) for which a consortium composed of Thales, Giat Industries, and Sagem is preparing the demonstrator, in anticipation for the French Army Land Forces' future combat system.

For its part, SDTI, the interim tactical UAV system supplied to the French Land Forces has proved its operational efficiency, reliability and aptitude to be used safely within a controlled air space.

Anticipating future defence needs, Sagem, Rheinmetall Defence Electronics and Bell Helicopter Textron have come to a strategic agreement for marketing vertical takeoff UAVs to European armies. The agreement is designed to increase interoperability between the systems presently used by their UAVs and ensure the new system's compatibility with the UAV infrastructure of NATO and of other European armies. A cooperation agreement for the development of EUROMALE UAVs was also signed with EADS in June. Under this agreement, Sagem will be responsible for technical aspects relating to sighting and air/ground data links, useful optronics load and interoperability functions between the future EUROMALE system and the existing systems: SDTI (France) and SPERWER used by the land forces of five other European countries.

In optronics, deliveries of MATIS thermal imaging cameras are growing. Vectronix has won a contract to supply the US Army with vector binoculars and the development of a new line of multifunctional binoculars is continuing.

Sagem also intends to strengthen its position in cyphering and information system security in both the civilian and military markets. In this respect, the creation in 2004 of the European Defence Agency, which will finance R&D programmes in the area of security technology, opens up significant growth prospects. Sagem is a forerunner in this field and is the project leader for the European aircraft security programme (SAFEE). UAVs form part of the priority programmes announced, which is an area in which Sagem has a strong position in Europe.

Lastly, in the context of the Laser MegaJoule simulation programme, Sagem was involved in setting up a manufacturing unit that will eventually employ 150 people at the Giat Industries site in Tarbes.

With regard to the aircraft modernisation programmes, the Venezuelan, Egyptian and Pakistani programmes continued.

Sagem also obtained several significant orders for inertial navigation systems for various aircraft (Mig 29, Sukhoi, Hawk, etc), thus boosting the production plan for the coming months; demand for vibrating gyroscopes continued to grow, prompting the group to increase production capacity for inertial navigation systems using this technology, which will be fitted in AASM.

Deliveries of NH90 helicopter navigation systems rose in 2004 while deliveries of M51 strategic missile guiding centres continued. New orders were taken for MICA missile seekers and equipment for RAFALE aircraft, notably with an order for 59 Rafale F-3 at the end of the year. The DGA's choice of standard F3 for the RAFALE confirms its choice of Sagem to supply integrated helmet sights. Production has already begun and mass production is scheduled for 2006.

Lastly, in March 2004, Sagem Avionics Inc took over ARNAV Systems Inc., thus completing Sagem's aeronautic product offer with LCD screens for cockpits, communications and data processing systems, an embedded meteorological service and satellite telephone.

On major contracts, billing will be spread over several years as follows:

MICA missile seeker	2005-2007
NH 90 helicopters	2005-2015
Tigre helicopters	2005-2012
AASM (excluding export)	2005-2012
FELIN (excluding export)	2006-2010
Laser MegaJoule	2007-2014
Rafale	2005-2015
Aircraft and helicopter retrofitting	2005- beyond 2015
Strategic programmes (M51, SNLE n° 4, etc.)	2005- beyond 2015

The main competitors are British Aerospace and Thalès in defence electronics, Honeywell and Litton Industries in inertial navigation, Lockheed Martin and Raytheon in optronics, Thalès, Honeywell, Rockwell Colins in helicopter flight controls, IAI and Elbit in aircraft and helicopter retrofitting, Teledyne and Allied Signal in ACMS (Aircraft Condition Monitoring System), IAI in UAV, and Thalès (Felin).

SECURITY

Sagem is the world leader in biometrics, the French leader and number two in Europe in card systems, the French leader in payment terminals and the French leader in lottery terminals.

Turnover in 2004 came to €282.7 million compared with €344 million in 2003.

In a background marked by the postponement of major civilian programmes by many government agencies, Sagem managed to maintain its position as world leader thanks to several contracts obtained notably at the end of 2004 and very beginning of 2005. First of all, it obtained numerous orders to upgrade or extend existing systems (France, Germany, UK, Mexico, Australia, Honduras, Poland, Hungary, Botswana and South Africa with the extension of the existing system, as well as a major contract for the conversion of fingerprint files for the Department of Home Affairs, etc.).

Moreover, new countries have contracted Sagem for their biometrics systems: Uganda (driving licences), Malawi (biometrics system for secure bank card issuance), Pakistan (biometrics passports) and, more recently, Djibouti (police Automated Fingerprint Identification System – AFIS).

In particular, at the very beginning of 2005, a contract was obtained in partnership with a US company, TRW, to upgrade the UK police fingerprint identification system (Ident1) which is a major global reference.

Also, Sagem's strategy of appropriating biometrics technology complementary to fingerprint identification was rewarded with several contracts, such as immigration control in the UK (iris identification) or airport passenger control in Australia (face identification). The latter system was rolled out very quickly and is now operational.

In the new secure access market, the acquisition of E-Software (Xelios brand) at the beginning of the year enabled Sagem to add to its offer in logical access, whereas the rolling out of biometrics control systems for physical access continued, notably for access to sensitive areas at Aéroport de Paris and recent contracts for access security at six Moroccan airports and at large French companies.

In the context of the automated road offences penalty programme and following the rollout of the first 100 automated speed control cabins, Sagem was contracted to manufacture and supply 900 speed control cabins over a period of around two years. At the end of 2004, 400 cabins were in place and undoubtedly contributed to the decrease in fatal road accidents.

In smartcards, Sagem has entered the Chinese market (40% of the world market for SIM cards), via the acquisition of a stake in the Chinese company TianYu to develop and market cards, and the creation, in collaboration with TianYu, of a local manufacturing unit in which Sagem has a majority holding.

In the French market, Sagem strengthened its position in the health sector with a contract to develop the highly secure interface (mask) for the new Vitale 2 social security card and to produce the last batch of Vitale 1 cards.

Sagem's market share in bankcards grew significantly in 2004. The long-awaited migration to EMV DDA standards, whose interface was contracted to Sagem, should consolidate its position in 2005, both in France and abroad (notably in the UK).

This migration is also expected to boost demand for the new generation bank terminals developed by Sagem Monetel and Sagem Denmark. 2004 was characterised by the growth and consolidation of Sagem's position both in France, where Monetel has become the leader, and abroad with strong positions in Denmark, Turkey, South Africa, etc.

The new generation of lottery terminals supplied to La Française des Jeux was rolled out successfully and an additional order was received from the Ontario Lottery.

The main competitors are Thales, EADS, EDS, Siemens, Unisys, IBM, HP, NEC for the major identity card and border control programmes, NEC, Motorola and Cogent for fingerprint-based biometrics, Identix, Viisage, and Cognitec in face-based biometrics, Ingenico, Hypercom, Verifone in POS terminals, Oberthur, Axalto, Giesecke for smart cards.

4.1.4 Principal business units at end 2004

R&D Centres	Manufacturing units
France	
Argenteuil, Eragny, Massy, Saint Christophe, Saint Pierre du Perray, Valence, Velizy	Angoulême, Bayonne, Dinan, Dijon, Fougères, Lannion, Massy-Palaiseau, Montereau, Montluçon, Montpellier, Poitiers, Saint-Etienne-du-Rouvray, Tourcoing
International	
Denmark, Switzerland, Tacoma (US)	Germany, Austria, Brazil, China, Denmark, Spain, Switzerland, Tunisia

The distribution network operates in Europe, Africa and Australia.

The operating units indicated above are those belonging to the Sagem group. The group occasionally employs sub-contractors.

4.2 Dependence risk

The breakdown of group sales and purchases is such that the group has limited dependence on its main customers and suppliers. In 2004, the group's 10 largest customers accounted for 40% of consolidated turnover, the five largest, for 30%, while the largest customer accounted for 10%. The largest outside supplier represented around 7% of purchases and the top five suppliers represented 24%.

The research and development work on which Sagem's business is based results in the filing of patents to protect the group's know-how. The licences granted for patents held by the group are not material.

The group is not significantly dependent on any holder of patents or licences, industrial, trade or financial supply contracts, new manufacturing processes, suppliers or the public authorities.

4.3 Changes in the workforce

	2004	2003	2002
Management and Engineers	4,687	4,016	3,515
Supervisory staff, technicians and office staff	6,036	5,660	5,301
Workers	4,646	4,358	3,087
Total average number of employees	15,369	14,034	11,903

R&D staff at end 2004

	R&D staff	Total group workforce	Percentage
2002	3,580	12,100	29.6%
2003	3,968	14,675	27.0%
2004	4,250	15,839	26.8%

Breakdown of workforce by division

	Communication	Defence and Security	TOTAL
France	5,955	6,311	12,266
International	2,798	775	3,573
Total	8,753	7,086	15,839

Industrial relations

Employment

At end 2004, the Sagem group employed a total of 15,839 people, of which 8,427 were management staff, engineers or technicians, corresponding to a 7.9% increase compared with 2003.

At the same date, Sagem S.A. employed 11,998 people, of whom 98% were in permanent positions. Of the 239 people employed under fixed-term contracts, 32 were on training contracts and 97 were in apprenticeship.

Also, Sagem S.A. employed an average of 2,300 temporary workers, mainly at manufacturing units.

Finally, the company took on almost 1,200 trainees.

During the year, Sagem S.A. continued to pursue a dynamic recruitment policy with 1,327 new hires, bringing the total number of new staff hired over three years to 3,327.

87% of these new jobs were permanent positions and 13% were short-term contracts, including 61 training or apprenticeship contracts. Recruitment concerned Manufacturing (41%), R&D (35%) and head office sales and marketing staff (24%).

Engineers and management staff accounted for 53% of new hires.

The group's policy of encouraging internal mobility continued in 2004 with 178 transfers from one group entity to another.

Lastly, during 2004, 678 employees left the group, of whom 28% were laid off.

Work time and work organisation

The average working week varies, depending on the entity, from 35 to 38 hours for staff not employed on the basis of a fixed remuneration package.

The Group employed 369 part-time workers as at 31 December 2004.

Absence from work concerned sick leave in 68% of cases, maternity leave in 15%, workplace and commuting accidents for 5%, authorised leave for 6% and other causes for the remaining 6%.

Salaries, employee savings and benefits

Sagem S.A. has a global remuneration policy that favours individual performance, staff implication in results and encourages employee share ownership.

1) Salaries

A company-wide agreement was signed in November 2004 with most of the trade union bodies. This agreement provided for an average salary rise of 2.5% at 1 January 2005 and a specific career-related rise of 0.5%.

The group's policy of raising the salaries of the lowest wage earners was continued: steps were taken to adapt the overall pay scale to take into account the sharp increase in the legal minimum wage.

The average gross monthly salary amounted to €2,939 in 2004, up by 3.9% over 2003.

Total social security charges (employee and employer) amounted to €279 million, or 68% of total payroll expense. Employers' contributions represented nearly 45% of payroll expenses.

2) Employee savings

Incentive bonuses paid by Sagem in 2004 represented roughly one month of net salary for each beneficiary (7.3% of gross salary).

The Company Savings Plan also enables the staff to benefit from contributions from Sagem S.A. when the employee's savings are invested in shares in Sagem or any of its affiliated companies.

Profit sharing

Employee profit sharing in respect of 2004 amounted to €15.5 million, corresponding to 3.82% of total payroll.

Incentive bonuses

Total incentive bonuses amounted to €11.5 million in 2004, corresponding to 2.82% of payroll.

Employee Savings Plan

Employer contributions to employee savings plans via the Company Investment Fund came to €13.6 million in 2004.

These contributions, depending on their origin (incentive bonuses, voluntary payments) and the corresponding locked period (5, 7 or 10 years), represent 50% to 150% of the amounts invested by employees.

3) Benefits

Insurance

For several years now, Sagem S.A. has had insurance plans for its entire staff covering the risk of death, invalidity and disability, and providing complementary health cover.

The Company pays more than 50% of the corresponding premiums, i.e. €9.2 million in 2004.

Complementary pension plans

In 2004, Sagem SA paid €40.9 million in contributions to complementary pension plans.

Training

In 2004, Sagem S.A. dedicated €14.2 million or 3.5% of total payroll costs to professional training, corresponding to an increase of 25% over 2003.

Breakdown of training by professional category:
- Workers: 16%
- Technicians and supervisory staff: 46%
- Engineers and management: 38%

In 2004, training focused principally on:

- Industrial and technical training to acquire new skills necessary for developing new products and enhancing our technical expertise in our core business;
- Computer techniques and advanced programming languages;
- Developing language skills to accompany international expansion;
- Reducing professional and environmental risk.

Equality between men and women

The company agreement signed on 26 November 2004 as part of the annual review contains a section dealing with professional equality and provides for a certain number of hires aimed at promoting equality.

Safety and working conditions

Hygiene and safety is one of management's constant concerns.

Following the assessment carried out in 2002, management set in place a procedure for assessing professional risk, a necessary step for implementing preventive and/or corrective measures.

These measures started in 2003 and continued in 2004. Sagem S.A. thus spent €5.6 million on reducing professional risk and improving working conditions in 2004, 26% more than in 2003.

Major action was taken and resulted in a 25% decrease in the frequency of accidents and a 16% reduction in their gravity.

Social responsibility

In 2004, Sagem SA took steps to ensure the company's social responsibility, which is a factor of sustainable development. It has opted to comply with the international SA 8000 standard, which covers social responsibility issues ranging from non-discrimination to the management system.

This approach will be applied in 2005.

Cultural and social activities

In 2004, Sagem SA spent €10.5 million on cultural and social activities.

It set up a Company Foundation in 2004 with the aim of encouraging, promoting and developing all types of cultural activities (literature, painting, cinema, theatre, sport, etc.) and more particularly music in all its forms.

In respect of 2004, €164,173 was allocated to the Company Foundation, of which €30,000 corresponding to the fixed portion and €134,173 for the variable portion.

Subcontracting

In 2004, a total of €76.4 million was paid to outside companies for subcontracted workers.

4.4. Investment policy

4.4.1 Investments

Total capital expenditure and investment amounted to €120 million in 2004 compared with €92.6 million in 2003 and €61 million in 2002. It corresponded to capital expenditure at the Group's various sites.

4.4.2 Research and Development

Sagem maintains and consolidates its leadership in most of its fields by constantly seeking new competitive advantages through innovation and technological breakthroughs that enable it to win new markets.

A key factor in successfully anticipating market change is a short development time. Development is an increasingly essential factor that must be mastered in order to shorten the time to market.

In particular, the capacity to set in place R&D teams rapidly and mobilise the necessary skills within a narrow timeframe so as to launch projects and solve specific difficulties are essential characteristics of Sagem's R&D division.

Sagem fosters a culture of excellence in key technologies, such as inertial components, optronics, ciphering, biometrics, etc. with strong in-house expertise in electronics, optronics, mechanics and application software and by working with major research bodies in France and abroad.

Over the past three years, the number of Research & Development staff, which represent nearly one third of Sagem's total workforce, has increased by more than 700 people, i.e. a 20% increase. Over the same period, the average age of R&D staff, mostly engineers, has declined steadily and was 37 in 2004.

More particularly, in 2004, commercial successes highlighted Sagem's capacity to make the most of new technology. Thus, in the audiovisual and printing segments, we can point to imaging technology for flat screen television sets and digital photo printing: the exceptional quality of the pictures has been universally recognised by the profession. This was achieved thanks to the high level of cross-disciplinary skills, optimising all the parameters in the image chain.

With regard to intellectual property rights, Sagem continues to file a large number of patents, more than 110 in 2004, which would place it among the top 15 in France in terms of new patents.

4.5 Activity of main subsidiaries

€'000s (unless otherwise specified)	Activity	Shareholders' equity	Turnover	Net income (loss)
SAGEM Communication Austria	Communications	4,686	154,796	649
SAGEM Communicaciones Iberica	Communications	4,171	24,407	(33)
SAGEM DENMARK	Defence & Security	10,551	25,161	2,698
SAGEM Monétel	Defence & Security	21,151	51,159	4,952
SAGEM MORPHO Inc (USA)	Defence & Security	7,308	29,206	(5,692)
SFIM Ind, GmbH	Defence & Security	557	6,143	(1,033)

4.6 Risk exposure

4.6.1 Market risk

v **CURRENCY RISK**

Financial instruments held at 31 December 2004 are intended to hedge the currency risk on trade receivables and payables as well as on future transactions already known at year end.

The Group's main exposure is to the US dollar and Japanese yen. Its position is summarised in the table below:

Group	*USD million*	*JPY million*
Assets	239.5	4,472.9
Liabilities	148.8	5,721.0
Net balance sheet position	90.7	(1,248.1)
Off balance sheet position	172.8	20,462.9
Net position	263.5	19,214.8

To improve control of its currency risk, the group adopted a new approach at the beginning of 2003 under which it manages net exposure with only the residual position giving rise to hedging. However, specific hedging arrangements may be set up at the express request of divisions and after approval by the Finance department.

The finance department centralises all the forecast data at each division relating to incoming and outgoing funds by currency on a monthly basis. To monitor its currency risk, the Group calculates and updates its currency positions each month. This information is provided by the information systems in place at the Group, notably SAP.

On these bases, the finance department determines and implements a currency risk management policy with hedges covering several months.

Hedging is achieved through forward currency transactions, the purchase of currency options or by taking out cover with insurance companies, notably Coface.

Lastly, it should be noted that in view of the interesting levels, both on the dollar and the yen, the Group, which is structurally a buyer of these currencies, has set in place hedges for larger amounts than usual and with longer maturities.

v **INTEREST RATE RISK**

Borrowings

At 31 December 2004, most of the borrowings arranged by the Group through the banking system carried variable interest rates. Specific hedges using interest rate swaps may be used when appropriate.

The financial instruments held by the Group at 31 December 2004 were taken out to hedge the interest rate risk on finance leases.

Investments

The Group did not enter into any transactions in the financial instruments market. At 31 December 2004, nearly all of the Group's cash was invested in money market instruments.

The nominal value of financial instruments is analysed below by maturity:

(€ million)	*31 December 2004*				
	Total	**Within 1 year**	**1 to 5 years**	**Over 5 years**	**Average fixed rate**
Interest rate instruments					
Interest rate swaps (lender of variable rates)	4 .6	0.9	3.7		6.05%
Currency instruments					
Forward transactions – currencies bought	337.8	337 .8	-	-	-
Forward transactions – currencies sold	73.3	73.3	-	-	-
Insurance products	2.2	2.2			

v **SHARES**

The Group did not enter into any transactions in the financial instruments market.

v **RISK RELATING TO THE PRICE OF PRECIOUS METALS**

The Group has a marginal exposure to risk arising from fluctuations in the prices of copper at its only cable manufacturing plant. This risk is managed through a pricing policy that integrates changes in copper prices into the price of cables.

Any decision to hedge the risk is taken on a case-by-case basis.

v **CREDIT RISK**

Customers

Given the diversification of its customers and their geographical dispersion, the group has low credit risk exposure with regard to trade receivables. However, various forms of hedging are used, such as factoring, finance leasing and insurance (Globalliance).

Investments

Investments (mainly money market and short-term instruments) held in the portfolio are sensitive only to fluctuations in interest rates.

v **CASH MANAGEMENT**

As part of its policy of optimising terms with its bankers and controlling market risk, the Group has implemented a system of centralised cash management.

4.6.2. Litigation and disputes

MPEG LA

On 3 May 2004 a claim against Sagem was filed with the Dusseldorf court by seven members of the MPEG LA patent pool. The claim is for a total amount of €27,500,000 in respect of the infringement of the essential patent rights held by the pool. Sagem considers that only certain of the set-top boxes it manufactures are liable to pay licence fees, a situation it has never contested. Sagem had requested a licence for these products but the licence was refused on the grounds that all the set-top boxes manufactured by Sagem should be subject to a licence. At end 2004, Sagem had booked a provision of €6,000,000 corresponding to the licence fees that it considers it owes. The parties are currently negotiating with a view to reaching a settlement as soon as possible.

NOKIA

On 16 November 2004, a claim against Sagem was filed with the Hambourg court by Nokia Corporation for breach of patent rights and unfair competition aimed at prohibiting the marketing of My X5-2 mobile phones in Germany. The claim concerns an amount of around €2,000,000.

Sagem vigorously denies any breach of patent rights on the grounds of demonstrated existence of prior art and the original design of the product in question.

To the company's knowledge, there is no other legal dispute, proceedings or exceptional event in progress that has had or is likely to have a significant impact on the group or the company's activity, earnings, assets or financial situation.

4.6.3. Industrial and environmental risks

Environmental protection is an issue that is both global and local. As an international high technology group, Sagem's goal is to contribute, through technological innovation, to improving the environmental performances of its products to the benefit of its customers and employees, and of the general public. It has thus adopted a policy designed to achieve a steady improvement in the environmental performance of its products, activities and services.

The Sagem Group undertakes to:

- *Comply with applicable environmental legislation.*
- *Prevent pollution by better control of manufacturing processes and increased awareness of personnel.*
- *Implement objectives at its plants relating to the following areas of improvement, adapted to their activities or products:*

  Design and manufacture environmentally friendly products by :
  - § *reducing their weight and energy consumption,*
  - § *removing hazardous substances they may contain,*
  - § *studying recycling possibilities to plan for their end of life,*
  - § *optimising packaging with a view to recycling.*

  Operate installations so as to economise on natural resources and reduce detrimental environmental effects as far as possible by:
  - § *reducing the consumption of energy and materials,*
  - § *recycling waste and reducing quantities disposed of,*
  - § *reducing water consumption and using water more efficiently,*
  - § *minimising risks by identifying and controlling them,*
  - § *improving the management of hazardous substances and reducing their utilisation.*

- *Train and inform employees to ensure that common goals are achieved.*
- *Encourage improvement in suppliers whose products or services have significant impact on the environment.*

Organisation

To achieve its goals, the Sagem group has set up an environmental management system at all its plants.

At group level, global environmental management is supervised by the Manufacturing and Quality Director.

At local level, the environmental management system, under the authority of the Head of the Quality Department, operates on the basis of a methodology specified by the Group. The unit's environment correspondent takes charge of the management system's main operational functions at the site.

The organisation has been strengthened in order to integrate environmental issues at product level. Two new posts, also under the authority of the Quality Department, have been created:

- the product environment correspondent who trains and assists design staff by providing them with all the necessary material, and
- the division environment correspondent who verifies that regulatory requirements and those of customers are taken into account, passed on to designers and implemented by the sales and marketing staff whenever it is involved.

This network of correspondents is supervised by the Manufacturing and Quality Director.

This organisational structure places environmental issues at the heart of the design, production and marketing processes.

Scope

The scope of Sagem's activities has remained stable over the past three years. The environmental data provided includes subsidiaries that are more than 50% owned by the Group.

In a context of strong business growth, the Sagem Group succeeded in reducing all areas of its environmental impact as described below.

Environmental data

Environmental data from subsidiaries is combined with that of Sagem S.A. Subsidiaries are responsible for about 4.5% of the Sagem Group's environmental impact.

Energy consumption

The energy consumption of all the Sagem sites amounted to 60,888 TOE (tonnes of oil equivalent), up by 8% on the previous year, i.e. an increase equivalent to only half the increase in turnover (15%). Electricity is the prime energy source and represented 83% of total energy consumption. Heating of premises is mainly provided by natural gas. Hydrocarbons are used less and less for heating and are now reserved for back-up equipment. The energy impact of transporting goods is not currently taken into account.

	2002	2003	2004
Electricity (tonnes of oil equivalent)	44,973	44,612	47,177
Gas (tonnes of oil equivalent)	9,387	9,718	9,456
Fuel oil (tonnes of oil equivalent)	679	593	601
Total Sagem S.A. (tonnes of oil equivalent)	55,039	54,923	57,234
TOTAL subsidiaries (tonnes of oil equivalent)		2,328	3,654
TOTAL GROUP (tonnes of oil equivalent)		**57,251**	**60,888**

Water consumption

Taken altogether, the entities use mainly drinking water. Two sites pump industrial water from rivers and underground sources.

	2002	2003	2004
Drinking water (m^3)	414,203	385,685	403,267
Industrial water (m^3)	4,174,219	3,022,405	2,906,200
TOTAL SAGEM SA (m^3)	4,588,422	3,408,090	3,309,467
TOTAL subsidiaries (m^3)		20,566	34,747
TOTAL (m^3)		**3,428,656**	**3,344,214**

For some years now, one of the focal points of the Montereau cable plant's environmental policy has been to reduce the amount of pumped industrial water used for cooling. In 2004 major investments were made in refrigeration and water recycling equipment.

Water consumption per tonne of cable manufactured has been reduced by 28% over the past two years and the new equipment is expected to reduce consumption by a further 30% in 2005.



- 28%
-30 %
100
72
50
2002
2004
2005

Waste

Waste resulting from tertiary and industrial activities is classified into two main categories: ordinary, non-hazardous waste and other waste, referred to as hazardous industrial waste.

	2002	2003	2004
Ordinary waste (tonnes)	11,361	11,081	11,658
Hazardous industrial waste (tonnes)	2,047	2,033	2,277

This waste is processed and disposed of in three ways: recycling, transformation into usable energy and storage.

	2002	2003	2004
Recycling (tonnes)	6,271	6,403	9,380
Transformation into energy (tonnes)	2,980	2,906	2,072
Storage (tonnes)	4,157	3,805	2,483
TOTAL SAGEM SA (tonnes)	13,408	13,114	13,935
TOTAL subsidiaries (tonnes)		545	1021
TOTAL GROUP (tonnes)		**13,659**	**14,957**

The increase in production in 2004 was accompanied by an increase in the volume of waste produced, notably composed of packaging and processing waste.

The steady decrease in transformation for energy and disposal at waste dumps and the increase in recycling noted in 2002 and 2003 was strongly confirmed in 2004. This improvement, a material result of Sagem's environmental policy, has been achieved through the implementation of improvement plans at plants and through recycling at source and sorting to recover paper, plastics and metals.

The percentage of recycled waste as a percentage of total waste doubled between 2000 and 2004, from 31% to 67%


Recycled waste
Other waste
2000
31%
69%
2004
33%
67%

Recycling helps reduce the consumption of raw materials and thus contributes to reducing greenhouse gas emissions.

Discharges to atmosphere (excluding subsidiaries)

	2002	2003	2004
Carbon dioxide (tonnes)	24,731	25,244	24,640
Nitrogen oxides (tonnes)	26	26	26
Sulphur oxides (tonnes)	3	3	3

For the most part, these emissions are due to heating. They were calculated on the basis of gas and fuel oil consumption.

Each plant has an emission-monitoring plan which ensures the optimum performance and emission of heating systems.

Subsidiaries accounted for 5% of the group's total emissions in 2004.

Other discharges into the atmosphere arise from industrial activities. These concern mainly solvents. Plans for the management of solvents are being drawn up at the plants concerned. These will enable the plants to determine the weight of these substances in emissions. Already, cleaning processes in closed or washing circuits are in operation or being tested at several plants; these help reduce the emission of volatile organic compounds.

Aqueous discharges (excluding subsidiaries)

	BOD_5	COD	SM
Total per day (kg)	14.1	141.3	40.1
Total over 250 days (kg)	3,515	35,315	10,028

BOD_5: Biochemical oxygen demand
COD: Chemical oxygen demand
SM: Suspended matter

The majority of Sagem S.A.'s sites and industrial processes have little or no impact on water quality. Only three sites discharge cooling and processing effluents into the natural environment, under the control of the relevant administrative authorities and in strict compliance with applicable legislation. Processing effluents that could represent a risk are discharged into surface water via treatment plants that are constantly monitored. When this is not the case, they are collected as industrial waste.

Hazardous substances

For several years, Sagem has implemented a policy aimed at reducing and when possible eliminating the use of hazardous substances in its manufacturing processes.

The group's Research and Development units are working on the elimination or substitution of hazardous substances that will be prohibited in 2006 under the European directive on the restriction of the use of hazardous substances (RoHS) in electrical and electronic equipment.

New RoHS-compliant electronic components are selected, qualified and coded to create a catalogue of elements that can be used to manufacture new products.

Also, with a view to RoHS compliance, the studies and tests conducted to replace lead brazing have produced results. The first series of "lead-free" products is being manufactured. Further work is being carried out to eliminate the use of chromium VI.

Leaving the RoHS directive aside, action to eliminate the use of hazardous substances in the manufacturing processes has continued. After eliminating the use of trichloroethylene as a cleaning solvent, the new machinery installed in 2004 enabled the group to eradicate solvents that damage the ozone layer and contribute to global warming. Research is in progress to replace HCFC cleaning solvents, which are still used in the aerospace industry.

The replacement of transformers containing polychlorobiphenyl and polychloroterphenyl by safer equipment is proceeding according to plan.

Moreover the management and control of hazardous substances will be improved by the setting in place of an approval procedure which will be added to in 2005 by a procurement authorisation procedure integrated into the management software.

Environmental certification

Sagem is continuing the deployment of its ISO 14001 certification project. Seventeen of its 20 sites had obtained certification in 2004 and the project will be completed in 2005.

Moreover, one of its Research & Development units, which had already obtained certification for the management of its site, obtained ISO 14001 certification for its design process.

The manufacturing plants are certified ISO 14001. These consist of Sagem Communication Austria Gmbh, CDO in France, Dr Neuhaus Telekommunication Gmbh in Germany, Vectronix AG in Switzerland and more recently, Sagem Tunisie.

Investment

In 2004, Sagem invested €3.5 million in reducing the environmental impact of its activities, as follows:

- continuing deployment of its ISO 14001 certification project,
- qualification of lead-free electronic card manufacturing processes,
- ground pollution studies,
- prevention of pollution through investments such as the building of a rain water and fire-fighting reserve at the Fougeres plant, and chemicals storage facilities at Lannion and Montereau,
- improvements to the sanitation system,
- installation of a cooling-water recycling system at the Montereau cable plant.

The campaign to increase the competency of staff responsible for the environment continued in 2004 with specific training courses in subjects such as:

- familiarity with environmental regulations,
- familiarity with ISO 14001 standards,
- implementation of a management system,
- eco-design.

Guarantees and provisions

Sagem has set in place an environmental risk assessment and prevention plan. This enables it to prevent and limit the consequences of any environmental accident that could occur.

No provision was set aside for environmental risk in 2004 and Sagem did not pay any compensation resulting from a court decision relating to the environment.

An insurance policy has been taken out to cover any financial consequences that might result from Sagem's liability in the event of environmental damage.

4.6.4. Insurance

The Group implements an active risk management strategy thanks to industrial risk reporting tools, both for material damage and civil liability.

This strategy is based on the following:

- a policy of prevention and protection for employees and third parties,
- a policy of prevention and protection of industrial sites designed to reduce the scope and frequency of fire, environmental and safety hazards,
- prevention of risk from product-related liability,
- a global risk-financing policy based on both containing risk and transferring it to insurers.

The main accidental risks to which the group is exposed – material damages and the resulting operating losses, civil liability, product-related liability, transport, management liability – are covered by a global multi-risk annual insurance programme. This insurance cover is taken out with first-rate insurance companies. Thanks to its efforts in terms of risk prevention, the Group was able to obtain a significant reduction in premiums in 2004, i.e. 0.2% of 2004 turnover.

Total civil liability insurance cover amounts to €150 million through four policies. The total amount covered in material damages and loss of earnings is €3.2 billion.

The deductible amounts to €200,000 for material damages and €1,000,000 for civil liability.

The Group's insurance cover compares well with that of similar-sized companies in terms of both the type and amount of cover.

The insurance programme covers Group operations and activities throughout the world but Sagem also takes out local insurance policies for specific risk or when required by local regulations.

Financial information

5.1 Consolidated financial statements for the years ended 31 December 2004-2003-2002

CONSOLIDATED BALANCE SHEET

(in €'000)

ASSETS At 31 December	2004	2003	2002
FIXED ASSETS			
Goodwill	88,676	86,890	69,468
Intangible fixed assets	16,478	13,495	13,333
Tangible fixed assets	279,188	246,154	223,628
Long-term investments	18,987	20,414	189,253
	403,329	366,953	495,682
CURRENT ASSETS			
Inventories and work in progress	650,522	535,167	442,950
Trade receivables	1,229,527	1,196,039	1,179,535
Other receivables	191,454	164,812	167,498
Marketable securities	377,246	599,554	531,036
Cash	95,367	66,553	114,325
	2,544,116	2,562,125	2,435,344
TOTAL ASSETS	**2,947,445**	**2,929,078**	**2,931,026**

LIABILITIES At 31 December	2004	2003	2002
SHARHOLDERS' EQUITY (GROUP SHARE)			
Capital	35,500	36,405	36,044
Additional paid-in capital	163,366	163,366	136,851
Consolidated reserves and income	1,017,468	987,854	1,120,447
Other	(8,110)	(9,886)	(16,262)
	1,208,224	1,177,739	1,277,080
MINORITY INTERESTS	1,474	983	685
PROVISIONS FOR LIABILITIES AND CHARGES	271,568	267,581	353,656
LIABILITIES			
Loans and other borrowings	65,994	217,754	180,963
Trade payables	792,780	717,506	537,325
Other liabilities	607,405	547,515	581,317
	1,466,179	1,482,775	1,299,605
TOTAL LIABILITIES	**2,947,445**	**2,929,078**	**2,931,026**

CONSOLIDATED INCOME STATEMENT

(in €'000)

Year ended 31 December	2004	2003	2002
Turnover	3,570,181	3,180,440	2,763,298
Other operating revenues	100,626	82,173	(43,826)
Material and services costs	(2,500,356)	(2,222,587)	(1,766,475)
Personnel expenses	(745,129)	(681,069)	(610,148)
Taxes and duties	(56,059)	(54,643)	(61,040)
Gross operating income	**369,263**	**304,314**	**281,809**
Provision write-backs and other operating revenues	136,308	140,387	89,407
Depreciation and amortisation	(83,712)	(76,638)	(74,820)
Provisions	(121,877)	(122,165)	(124,171)
Other operating expenses	(94,259)	(77,408)	(42,175)
Operating income	**205,723**	**168,490**	**130,050**
Net financial income	5,729	3,124	1,951
Pre-tax income on ordinary activities of consolidated companies	**211,452**	**171,614**	**132,001**
Exceptional items	(11,512)	16,937	(14,359)
Corporation tax	(57,699)	(61,789)	(34,631)
Net income of consolidated companies	**142,241**	**126,762**	**83,011**
Goodwill amortisation	(8,079)	(7,466)	(6,109)
Net income before minority interest	**134,162**	**119,296**	**76,902**
Minority interests	(11)	(417)	(58)
Net income - Group share	**134,173**	**119,713**	**76,960**
Earnings per share (in €) (1)	0.75	0.61	0.37

(1) There being no dilutive instruments, earnings per share and diluted earnings per share are the same
2002 and 2003 earnings per share have been adjusted to reflect the 5 to 1 share split carried out in 2004.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (GROUP SHARE)
(in €'000)

	Capital	Additional paid-in capital	Consolidated reserves	Net income	Other items				Total shareholders' equity
					Translation adjustments	Revaluation reserves	Own shares	Total other items	
At 31 December 2002	**36,044**	**136,851**	**1,043,487**	**76,960**	**(1,030)**	**1,474**	**(16,706)**	**(16,262)**	**1,277,080**
- Distribution by the consolidating entity				(28,866)					(28,866)
- Non-distributed 2002 net income			48,094	(48,094)					
- Sale of own shares			50,450				16,706	16,706	67,156
- Purchase of own shares							(95,397)	(95,397)	(95,397)
- Conversion of preferences shares into ordinary shares	(1,282)	1,282							
- Cancellation of own shares	(2,601)	(93,642)	(96,363)				90,822	90,822	(101,784)
- Bonus issue of 1 new share for every 6 existing shares	5,550		(5,550)						
- Change in the accounting method for pension obligations and similar benefits			29,905						29,905
- Merger by absorption of Coficem with Sagem SA	(1,306)	32,021	(111,452)						(80,737)
- Merger of Sagem International with Sagem SA		86,854	(86,854)						
- Translation adjustment			(3,576)		(5,755)			(5,755)	(9,331)
- 2003 consolidated net income (group share)				119,713					119,713
At 31 December 2003	**36,405**	**163,366**	**868,141**	**119,713**	**(6,785)**	**1,474**	**(4,575)**	**(9,886)**	**1,177,739**
- Distribution by the consolidating entity				(32,811)					(32,811)
- Non-distributed 2003 net income			86,902	(86,902)					
- Sale of own shares			809				4,575	4,575	5,384
- Cancellation of own shares	(905)		(72,803)						(73,708)
- Translation adjustment			246		(2,799)			(2,799)	(2,553)
- 2004 consolidated net income (group share)				134,173					134,173
At 31 December 2004	**35,500**	**163,366**	**883,295**	**134,173**	**(9,584)**	**1,474**		**(8,110)**	**1,208,224**

CASH FLOW STATEMENT
(in €'000)

Year ended 31 December	2004	2003
Operating cash flow		
Net income	134,162	119,296
Goodwill amortisation	8,079	7,466
Net income of consolidated companies	**142,241**	**126,762**
Elimination of items with no impact on cash or not related to the ordinary activities		
- Depreciation and amortisation	83,938	77,939
- Provisions (3)	3,940	(16,994)
- Change in deferred taxes	(3,960)	(3,600)
- Capital gains on disposals, net of taxes	(785)	(18,076)
- Exceptional items	(120)	(3,428)
Cash flow from operating activities of consolidated companies	**225,254**	**162,603**
Change in operating working capital requirements	(38,796)	94,074
Net cash flow from operating activities	**186,458**	**256,677**
Cash flow from investing activities		
Acquisition of tangible and intangible fixed assets	(120,019)	(92,614)
Increase in long-term investments	(88,522)	(151,257)
Disposals of fixed assets, net of tax	12,961	108,075
Change in working capital requirements related to investing activities	13,309	(33,114)
Cash in subsidiaries acquired or sold	3,043	4,037
Net cash flow from investing activities	**(179,228)**	**(164,873)**
Cash flow from financing activities		
Dividends paid to shareholders of the consolidating company	(32,811)	(28,866)
Proceeds from loan issues	11,310	46,599
Loan repayments	(164,946)	(100,956)
Net cash flow from financing activities	**(186,447)**	**(83,223)**
Impact of changes in exchange rates	(264)	(1,997)
CHANGE IN CASH AND CASH EQUIVALENT (1)	**(179,481)**	**6,584**
Cash and cash equivalents at 1 January	589,925	583,341
Cash and cash equivalents at 31 December (2)	410,444	589,925

(1) Change in net cash position	(25,845)	60,941
(2) Marketable securities	377,246	599,554
Less: own shares (share options allocated)	(61,738)	(75,666)
Cash	95,367	66,553
Bank overdrafts	(431)	(516)
Cash and cash equivalents at 31 December	410,444	589,925

(3) Excluding provisions against current assets

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) ORGANISATION OF SAGEM


SAGEM SA*
Communications
Defence and Security
Sales and marketing Europe
Mobile Phones
Terminals and Internet
Networks
Navigation and Aeronautics Systems
Optronics and Airland Systems
Security
• Germany
• Austria
• Benelux
• Spain
• Hungary
• Italy
• Poland
• Portugal
• Romania
• United Kingdom
• Russia
• Scandinavia
• Slovakia
• Czech Republic
• Mobile Phones
• Modules
• Printing Terminals
• Residential Terminals
• Metering and Partnerships
• Printed Circuit Boards
• Networks and Optics
• Cables
• Avionic
• Military Avionic
• Navigation and Sensors
• Optical Technology and Simulation
• Sights
• AirLand Warfare
• Government Solutions
• Secure Terminals and Transaction

(*) The SAGEM share is a component stock of the SBF 120, Euronext 100, IT CAC 50 and DJ Stoxx indices.

2) ACCOUNTING PRINCIPLES

2.1 - Accounting principles

The accounting principles used comply with applicable French regulations, in particular Regulation 99-02 on the preparation of consolidated accounts issued by the Comité de la Réglementation Comptable (CRC), the French accounting standards body.

2.2 - Consolidation methods and application of CRC 99-02

2.2.1 - Consolidation scope

Companies that are not significant in terms of their contribution to consolidated figures (turnover, net attributable profit, shareholders' equity, balance sheet total), and particularly in terms of future development, are excluded from the consolidation scope.
Companies over which the parent company exercises exclusive control are consolidated using the full method.
Jointly-owned companies are consolidated using the proportional method.
Changes in the consolidation scope during 2004, and their impact on the accounts, are described in note 4.

2.2.2 - Consolidation adjustments

Consolidation adjustments (in particular concerning regulated provisions, investment grants etc.) comply with the requirements of Regulation 99-02.

2.2.3 - Translation of the financial statements of foreign companies

As a rule, the financial statements of foreign companies are translated as follows:
- balance sheet items are translated at the closing rate of exchange;
- income statement items are translated at the average exchange rate for the year;
- differences arising from the use of different exchange rates are recognised in shareholders' equity.

2.2.4 - Financial year end of consolidated companies

All consolidated companies have a 31 December year-end.

2.2. 5 - Application of the methods recommended in paragraph 300 of CRC Regulation 99-02

Insofar as they are applicable, the Group applies the methods recommended in paragraph 300 of CRC Regulation 99-02.

2.3 - Valuation rules and methods

2.3.1 – Changes in valuation rules

- As from 1 January 2004, Sagem decided to extend the amortisation period for software from one year to three or five years depending on the case. This change in the amortisation period better reflects the actual useful life of software. Its useful life has lengthened as the result of increasing complexity, which has led to a more progressive rollout, particularly in the case of integrated software. The change in the amortisation period applied to software is considered as a change in valuation estimates with a prospective impact on earnings under the provisions of CNC 97-06. The impact of extending the amortisation period from one year to three to five years depending on each case added €3.9 million to operating income in 2004.
- Concerning the determination of the cost price of inventories and work in progress, these no longer include certain costs as from 2004. The impact was a decrease in operating income of €3.4 million.
- These two changes in valuation methods had a positive impact of €0.5 million on operating income.

2.3.2 - Amortisation of goodwill on acquisition

Goodwill on acquisition is amortised using the straight-line method over a maximum of twenty years. When appropriate, goodwill may be subject to an exceptional write-down.
Acquisitions have not given rise to any negative goodwill.

2.3.3 - Intangible fixed assets

Intangible fixed assets are recorded at cost.
They comprise mainly:
- patents and licenses, which are amortised over the period for which they are legally protected or their actual useful life if shorter;
- application software, which is amortised over three to five years.

Research and Development expenses are not capitalised.

2.3.4 - Tangible fixed assets

Tangible fixed assets are recorded at cost if purchased for valuable consideration, or at production cost (which does not include financial expenses) if produced by the company.
Assets made available under finance leases are recorded on the balance sheet.
Fixed assets acquired prior to 1 January 1977 were revalued pursuant to the opportunity given in 1976 to reappraise assets. The effect of this revaluation has been maintained in the consolidated financial statements since that date.
Fixed assets (including those made available under finance leases) are depreciated using the straight-line method or the reducing balance method over their estimated useful lives, as follows:
- buildings: 20 to 40 years;
- industrial plant and equipment: 3 to 6 years and 8 months;
- other tangible fixed assets: 3 to 10 years.

2.3.5 - Long-term investments

Long-term investments are recorded at cost. When their balance sheet value, estimated as their share of net assets and on the basis of their estimated future profitability or useful value, is lower than the gross book value as defined above, a provision for diminution in value is recorded. Nonetheless, this principle may not be applied when the diminution in value does not appear to be lasting in the light of current or future economic and financial conditions.

2.3.6 - Inventories and work in progress

Raw materials and other supplies are valued using the weighted average cost method. Manufactured goods and work in progress are valued at the lower of production cost or net realisable value. Accordingly, provision is made for all losses as soon as they are identified. A provision is made for slow-moving inventories.

2.3.7 - Receivables and payables

Receivables and payables are recorded at their nominal value.
A provision is recorded when the estimated realisable value of receivables is less than their book value.

2.3.8 - Foreign currency-denominated receivables and payables

Foreign currency amounts are converted at the exchange rates ruling on 31 December. If these amounts have not been hedged, translation differences are dealt with in the income statement. When hedged, translation differences are reported as debit or credit translation adjustments in the balance sheet.

2.3.9 - Cash

Foreign currency-denominated cash balances and borrowings are converted at the exchange rates ruling on 31 December. Translation differences are recorded in financial income and expenses in the income statement.

2.3.10 - Marketable securities

Marketable securities are recorded at cost. A provision for depreciation is recorded when their balance sheet value, which is a function of their useful value and their probable negotiable value, is lower than cost.

Own shares held in treasury are recorded at cost. They are valued at the lower of cost or the average share price in the month preceding the year-end. A provision for depreciation is recorded if the average share price is lower than cost. When these shares are allotted in connection with a specific share option plan, and it is likely that these options will be exercised, a calculation is performed for each individual plan. A provision for liability is booked when the option exercise price is lower than the net book value thus determined.

2.3.11 - Provisions for liabilities and charges

Provisions are recorded to cover all liabilities and charges incurred during the current or a previous year. The Group complies with the requirements of CRC Regulation 2000-06 on accounting for liabilities.

Provisions in respect of employee-related obligations

Benefits provided to employees in connection with defined benefits and similar plans on their retirement and other long-term benefits give rise to balance sheet provisions that are determined in accordance with the projected unit credit actuarial method.
Actuarial differences on the valuation of post-employment benefits are recognised in the income statement over the remaining vesting period of the plans concerned in accordance with the "corridor" method.
The impact of the increase in the length of service resulting from the Fillon Law (also referred to as the "Fillon effect") was considered not to be material in light of the local agreement signed at the level of the Paris region on 19 December 2003, under which it was agreed to leave the retirement age at 60 provided that offsetting recruitments were made.

Provisions in respect of customer warranties arising from legal or contractual obligations or commercial practice are generally evaluated statistically.

2.3.12 - Deferred taxes

Deferred taxes are calculated on timing differences between the value of assets and liabilities for accounting and taxation purposes.
All deferred tax liabilities are recognised. By contrast, only those deferred tax assets whose recovery is considered reasonably certain are recognised pursuant to the principle of prudence.
Deferred taxes are calculated using the liability method, by applying the latest tax rate voted as at the balance sheet date to the timing difference in the year in which they will reverse. The impact of changes in tax rates is recognised in the income statement.
Deferred tax assets and liabilities are discounted by reference to the year in which they are expected to reverse. A discount rate of 4.3% was used in 2003 and 2004.

2.3.13 - Turnover

As a rule, turnover is recognised either on delivery in the case of goods or on the transfer of ownership in the case of studies. Turnover and income on long-term contracts are accounted for in accordance with the percentage-of-completion method.

2.3.14 - Exceptional items

The definition of exceptional items used is that contained in the French regulations. Exceptional items comprise, in particular, capital gains and losses on disposals and restructuring charges of an exceptional nature.

2.3.15 - Method of calculating earnings per share

Basic earnings per share are calculated by dividing the group's share of net income by the number of shares in issue. Only those Sagem SA shares held in treasury by group subsidiaries, and deducted from shareholders' equity in the consolidated balance sheet, have been excluded from the number of shares in issue used as the basis for the calculation.

Due to the absence of dilutive instruments, earnings per share and diluted earnings per share are the same.

3) CHANGES IN THE CONSOLIDATION SCOPE

Main consolidated companies:

2004	2003	Consolidation method *	Comments	Location	Siren number	% held	% interest
SAGEM SA	SAGEM SA	FM		Paris (France)	562 082 909	100	100
SAGEM MONETEL	SAGEM MONETEL	FM		Valence (France)	442 508 271	100	100
SAGEM PARTICIPATIONS		FM	Incorporated on 1 March 2004	Paris (France)	452 676 182	100	100
CONFIDENCE		FM	First consolidated on 1 January 2004	Paris (France)	404 401 887	100	100
Eurofog	Eurofog	FM		Massy (France)	340 574 540	65.91	65.91
POSITIVE		FM	First consolidated on 1 January 2004	Antony (France)	339 650 335	100	100
CDO SAS	CDO SAS	PM		Dinan (France)	448 897 405	76.65	76.65
SOFRADIR	SOFRADIR	PM		Chatenay Malabry (France)	334 835 709	40	40
ULIS	ULIS	PM		Veurey Voroize (France)	440 508 331	40	34.01
SILEC	SILEC	FM		Paris (France)	390 654 192	100	100
SPTHD		FM	First consolidated on 1 January 2004	Pau (France)	450 100 862	100	100
E-SOFTWARE		FM	First consolidated on 1 April 2004	Valenciennes (France)	437 782 535	100	100
SAGEM Comunicaciones Ibérica	SAGEM Comunicaciones Ibérica	FM		Spain		100	100
SAGEM AUSTRALASIA Pty Ltd	SAGEM AUSTRALASIA Pty Ltd	FM		Australia		100	100
Dr Neuhaus Telekommunikation Gmbh	Dr Neuhaus Telekommunikation Gmbh	FM		Germany		99.2	99.2
SAGEM MAGYARORSZAG	SAGEM MAGYARORSZAG	FM		Hungary		100	100
SAGEM AVIONICS, Inc	SAGEM AVIONICS, Inc	FM		US		100	100
SFIM Industries Deutschland Gmbh	SFIM Industries Deutschland Gmbh	FM		Germany		100	100
SAGEM-MORPHO Inc.	SAGEM-MORPHO Inc.	FM		US		100	100
SAGEM Denmark A/S	SAGEM Denmark A/S	FM		Denmark		100	100
SAGEM Security International Trading Co Ltd		FM		China		100	100
Wuhan Tianyu Information Industry Co, Ltd		PM	First consolidated on 1 October 2004	China		33.35	33.35
Wuhan Sagem Tianyu Electronics Co, Ltd		FM	First consolidated on 1 November 2004	China		100	73.34
SAGEM Communicaçoes Ltda		FM	First consolidated on 1 January 2004	Brazil		100	100
SAGEM Communication Austria GmbH	SAGEM Communication Austria GmbH	FM		Austria		100	100
SAGEM Communication Germany GmbH	SAGEM Communication Germany GmbH	FM		Germany		100	100
SAGEM Communication UK Ltd	SAGEM Communication UK Ltd	FM		UK		100	100
SAGEM Communication ITALIA Srl	SAGEM Communication ITALIA Srl	FM		Italy		100	100
SAGEM Communication CZ Sro	SAGEM Communication CZ Sro	FM		Czech Republic		100	100
SAGEM Communication BENELUX BV	SAGEM Communication BENELUX BV	FM		Netherlands		100	100
SAGEM Communication POLAND Sp Zo.o	SAGEM Communication POLAND Sp Zo.o	FM		Poland		100	100
SAGEM Industria e Comercio de Comunicacoes LDA		FM	First consolidated on 1 January 2004	Portugal		100	100
Ningbo Bird Sagem Electronics Co Ltd	Ningbo Bird Sagem Electronics Co Ltd	PM		China		50	50
SAGEM Tunisie	SAGEM Tunisie	FM		Tunisia		100	100
Vectronix AG	Vectronix AG	FM		Switzerland		100	100
Vectronix Inc.	Vectronix Inc.	FM		US		100	100
SAGEM Networks Poland		FM	First consolidated on 1 March 2004	Poland		68	68

* FM: Consolidated under the full method
PM: Consolidated under the proportional method

Impact of changes in the consolidation scope (*in € million*):

The changes in the consolidation scope are described in the "Comments" column in the table above. The impact of these changes on turnover in 2004 was of around 0.3% and had no material impact on earnings. The impact on "gross" goodwill was of €10.8 million (see note 4.1) and had no material impact on other balance sheet items.

4) NOTES TO THE BALANCE SHEET AND INCOME STATEMENT

4.1 - Goodwill on acquisition (in €'000)

The amounts concerned are as follows:

	Opening balance	Increase	Decrease	Change	Amortisation	Closing balance
SFIM	24,816				(1,710)	23,106
SAT/SILEC	33,735				(4,034)	29,701
FAX PHILIPS	3,155		(1,000)		(288)	1,867
MONETEL	805				(92)	713
VECTRONIX	24,165			40	(1,269)	22,936
ULIS (a subsidiary of SOFRADIR)	214				(43)	171
POSITIVE		3,660			(366)	3,294
E-SOFTWARE		1,965			(147)	1,818
WUHAN TIANYU INFORMATION INDUSTRY		5,200			(130)	5,070
TOTAL	**86,890**	**10,825**	**(1,000)**	**40**	**(8,079)**	**88,676**

There have been no events likely to require impairment tests to be carried out with regard to goodwill arising before 2004. These goodwill amounts concern activities that are currently profitable and have already been partially amortised.

4.2 - Intangible fixed assets (in €'000)

	Opening balance	Additions at cost Amortisation and write downs	Disposals	Other movements *	Closing balance
Gross book value	60,074	7,833	(4,778)	500	63,629
Amortisation and write-downs	46,579	3,950	(3,749)	371	47,151
Net book value	13,495	3,883	(1,029)	129	16,478

** Mainly due to changes in the consolidation scope*

Additions consist mainly of software.

Intangible fixed assets - breakdown by type (in €'000)

	Gross book value at 31 December 2004	Amortisation and write-downs	Net book value at 31 December 2004	Net book value at 31 December 2003
Concessions, patents and licences	58,380	44,883	13,497	10,932
Advances and payments on account	33		33	646
Other	5,216	2,268	2,948	1,917
TOTAL	63,629	47,151	16,478	13,495

4.3 - Tangible fixed assets (in €'000)

	Opening balance	Additions at cost Amortisation and write-downs	Disposals	Other movements *	Closing balance
Gross book value	855,787	112,186	(54,883)	3,277	916,367
Depreciation and write-downs	609,633	80,043	(51,412)	(1,085)	637,179
Net book value	246,154	32,143	(3,471)	4,362	279,188

** Mainly due to changes in the consolidation scope*

Additions consist mainly of equipment and tooling.

Tangible fixed assets - breakdown by type (in €'000)

	Gross book value at 31 December 2004	Depreciation and write-downs	Net book value at 31 December 2004	o/w assets made available under finance leases	Net book value at 31 December 2003
Land	41,255	8,158	33,097	604	32,930
Buildings	256,436	166,198	90,238	21,245	88,159
Plant, equipment and tooling	509,564	412,504	97,060	0	78,160
Other tangible fixed assets	109,112	50 319	58,793	5,981	46,905
TOTAL	916,367	637,179	279,188	27,830	246,154

4.4 - Long-term investments (in €'000)

	Gross book value at 31 December 2004	Write-downs	Net book value at 31 December 2004	Net book value at 31 December 2003
Participating interests	9,840	2,860	6,980	7,358
Other long-term investments	12,866	859	12,007	13,056
TOTAL	22,706	3,719	18,987	20,414

Other long-term investments include receivables and deposits amounting to €5,396 thousand, of which €4,686 with a maturity of more than one year.

	Opening balance	Additions (*)	Disposals (*)	Other movements (*)	Closing balance
Gross book value	24,502	88,522	(75,735)	(14,583)	22,706
Write-downs	4,088	160	(211)	(318)	3,719
Net book value	20,414	88,362	(75,524)	(14,265)	18,987
(*) o/w own shares		73,708	(73,708)		0

Non-consolidated participating interests

In relation to the main indicators used by the Group, all non-consolidated participating interests that could be included in the consolidation scope represent less than 0.1% of turnover, 0.1% of shareholders' equity, 0.1% of total assets and 0.1% of net income. The companies concerned have net cash equivalent to less than 0.1% of the net cash position reported by the Group.

4.5 - Inventories and work in progress (in €'000)

	Gross book value at 31 December 2004	Provisions	Net book value at 31 December 2004	Net book value at 31 December 2003
Raw materials	243,215	41,425	201,790	151,475
Work in progress	297,452	35,108	262,344	248,301
Intermediate and finished products	214,711	28 323	186,388	135,391
Total	755,378	104,856	650,522	535,167

4.6 - Receivables

Breakdown by type (in €'000)

	Gross book value at 31 December 2004	Provisions	Net book value at 31 December 2004	Net book value at 31 December 2003
Trade receivables	1,280,852	51,325	1,229,527	1,196,039
Advances and payments on account	52,113		52,113	56,580
Other receivables	84,914	10,193	74,721	57,878
Deferred tax assets	36,706		36,706	32,784
Prepayments and accrued income	27,914		27,914	17,570
Sub-total	201,647	10,193	191,454	164,812
TOTAL	1,482,499	61,518	1,420,981	1,360,851

Breakdown by residual maturity (in €'000)

	Total	Due within 1 year	Due in more than 1 year
Receivables	1,420,981	1,397,327	23,654

Other receivables (gross book value of €84,914 thousand at 31 December 2004) comprise tax receivables, VAT receivables, receivables under factoring arrangements and miscellaneous receivables. The provisions (€10,193 thousand at 31 December 2004) concern receivables under factoring arrangements and miscellaneous receivables.

Professional receivables accepted from customers with sound guarantees were ceded to credit institutions in 2004. At 31 December 2004, the receivables concerned amounted to €88.7 million.

4.7 - Bills of exchange included in the balance sheet

(in €'000)	31 December 2004	31 December 2003
Trade receivables	55,503	64,290
Cash (bills of exchange presented for collection)	29,670	16,031
Trade payables	95,271	124,804

4.8 - Marketable securities(in €'000)

	Gross book value at 31 December 2004	Provisions	Net book value at 31 December 2004	Net book value at 31 December 2003
Money market securities	313,406	2	313,404	505,568
Own shares (for share options already allocated)	77,612	15,874	61,738	75,666
Own shares (other)	2,195	91	2,104	18,320
	393,213	15,967	377,246	599,554

4.9 - Capital of the parent company

905,229 shares were cancelled by decision of the Executive Board on 19 October 2004.
The General Meeting of 20 December 2004 decided to divide the face value of each share by five.
On completion of these transactions, the capital amounted to €35,500,000, represented by 177,500,000 shares with a face value of €0.20 each.

4.10 – Provisions (in €'000)

	Opening balance	Set aside	Write-backs - amounts utilised	Write-backs - amounts not utilised	Other movements (including effects of changes in the consolidation scope)	Closing balance
Provisions for liabilities and charges						
Retirement indemnities	48,743	4,474	431		(155)	52,631
Other long-term benefits	8,701	597	457		2	8,843
Customer warranties	63,102	15,960	7,318		(37)	71,707
Charges on contracts	102,922	15,886	22,641	1,330		94,837
Provisions for contracts	9,517	7,386	2,282			14,621
Provisions for deferred tax		87				87
Other	34,596	19,188	22,431	1,229	(1,282)	28,842
	267,581	63,578	55,560	2,559	(1,472)	271,568
Provisions for diminution in value						
Intangible fixed assets	4,104		130		145	4,119
Tangible fixed assets	746	41	112	634	(2)	39
Long-term investments	4,088	(108)	211		(50)	3,719
Inventories and work in progress	94,338	20,617	9,081	1,244	226	104,856
Trade receivables	73,948	44,563	64,779	3,495	1,088	51,325
Other receivables	11,813	3,093	3,982	597	(134)	10,193
Marketable securities	13,279	2,686			2	15,967
	202,316	70,892	78,295	5,970	1,275	190,218
Total	**469,897**	**134,470**	**133,855**	**8,529**	**(197)**	**461,786**

Reconciliation with income statement:	Set aside	Write-backs - amounts utilised	Write-backs - amounts not utilised
Operating items	121,877	122,830	4,053
Financial items	2,645	3,830	
Exceptional items	9,859	7,121	4,476
Corporation tax	89	74	
	134,470	**133,855**	**8,529**

4.11 - Provisions for retirement indemnities and similar benefits

Sagem complies with CNC circular n° 2003-R.01 of 1 April 2003 relating to the accounting and valuation rules to be applied to obligations in respect of retirement and other benefits.

A. Definition of plans

Plans set up to cover obligations towards the staff in respect of retirement and other long-term benefits are either defined contribution plans or defined benefit plans.

Defined contribution plans

These plans are characterised by payments being made to bodies that free the employer from any future obligation. Accordingly, these plans do not give rise to any actuarial liability.

Defined benefit plans

Defined benefit plans giving rise to the payment of post-employment benefits correspond to:
• Plans applicable to French companies for the payment of retirement indemnities to their employees;
• Various internal defined benefit plans in force at European subsidiaries, notably in Germany, Switzerland and Austria.

Other long-term benefits paid to employees under defined benefit plans correspond mainly to long-service awards, loyalty bonuses and anniversary payments.
Defined benefit plans are sometimes covered by pension or similar funds that are subject to a periodic actuarial valuation by independent actuaries. The value of these funds is deducted from amounts reported as a liability.

B. Analysis of provisions

These provisions are recorded as provisions for liabilities and charges (see note 4.10):

(in €'000)	31 December 2004 (1)	31 December 2003 (2)	Change 2004/2003 (3) = (1-2)
Obligations towards employees in respect of:			
Post-employment benefits	52,631	48,743	3,888
Other long-term benefits	8,843	8,701	142
Total	61,474	57,444	4,030

C. Actuarial assumptions

The actuarial assumptions used by the French companies are summarised in the table below:

Assumption	2004	2003
Discount rate	5.5%	4.82%
Retirement age	60	60
Projected return on plan assets	N/A	N/A
Annual increase in salaries	2.5% - 3%	2.5% - 3%
Staff turnover	1% to 5.5%	1% to 4.50%

D. Analysis of provisions relating to post-employment benefits

Amounts recorded by way of provisions in respect of post-employment benefits are analysed below:

(in €'000)	31 December 2004	31 December 2003
Present value of obligation (retirement indemnities in the case of French companies)	47,867	44,203
Fair value of plan assets	N/A	N/A
Net obligation	47,867	44,203
Deferred actuarial gains (losses)	(907)	(711)
Net amount recorded on the balance sheet for the French companies	46,960	43,492
Liabilities in respect of the European subsidiaries	5,671	5,251
Total post-employment benefits	52,631	48,743

Movements in the net amounts reported on the balance sheet are analysed below :

(in €'000)	31 December 2004	31 December 2003
Opening balance	48,743	75,312
Impact of change in accounting method on the 2003 opening balance		(27,943)
Reclassification as a provision relating to other long-term benefits		(571)
Restated opening balance	48,743	46,798
Service cost and interest cost	5,138	4,082
Benefits paid	(1,095)	(4,242)
Translation adjustments on foreign plans	19	(144)
Additional liabilities relating to acquisitions		2,150
Other movements	(174)	99
Closing balance as reported on the balance sheet	52,631	48,743

Service cost and interest cost were recorded as operating charges and are analysed below:

(in €'000)	2004	2003
Service costs	2,628	2,082
Interest cost	2,510	2,000
Actual gains (losses) recognised in the income statement		
Charge for the year	5,138	4,082

E. Analysis of provisions relating to other long-term benefits

Amounts recorded by way of a liability and the net charge for the year are analysed below:

(in €'000)	31 December 2004	31 December 2003	Change 2004/2003
Present value of obligations	8,843	8,701	
Fair value of plan assets	N/A	N/A	
Net amount recorded on the balance sheet	8,843	8,701	142
Charge for the year	140	579	
Other changes	2		
TOTAL	142	579	

4.12 - Depreciation, amortisation and provisions relating to fixed assets (in €'000)

	Depreciation and amortisation (operating)	Depreciation and amortisation (exceptional)	Provisions (operating)	TOTAL
Intangible fixed assets	3,950			3,950
Tangible fixed assets	79,763	226	54	80,043
TOTAL	83,713	226	54	83,993

4.13 - Liabilities

Breakdown by type and maturity (in €'000)

	Total	Less than 1 year	1 to 5 years	Over 5 years
Loans and other amounts due to credit institutions	5,360	3,230	2,085	45
Finance lease obligations	19,209	5,667	10,079	3,463
Other loans and borrowings	41,425	6,212	11,564	23,649
Sub-total - Loans and other borrowings	65,994	15,109	23,728	27,157
Trade payables	792,780	792,725	55	
Advances and payments on account from customers	344,316	344,316		
Tax and social security	188,424	183,306	5,118	
Other payables, accruals and deferred income	74,665	74,605	60	
TOTAL	**1,466,179**	**1,410,061**	**28,961**	**27,157**

Breakdown of loans and other borrowings by type of interest rate (in €'000)

- Variable interest rate	29,449
- Fixed interest rate	36,545
	65,994

Breakdown of loans and other borrowings by currency (in €'000)

- euros	64,392
- Other	1,602
	65,994

4.14 - Personnel expenses

Average number of employees

	2004	2003
Management and engineers	4,687	4,016
Supervisory staff, technicians and office staff	6,036	5,660
Workers	4,646	4,358
Total average number of employees	15,369	14,034

4.15 - Provision write-backs and other operating revenues

In 2004, this item comprised provision write-backs of €126,883 thousand (2003: €133,330 thousand) and miscellaneous revenues of €9,425 thousand (2003: €7,057 thousand).

4.16 - Other operating expenses

In 2004, other operating expenses consisted mainly of license fees of €71,196 thousand (2003: €54,167 thousand) and losses on defaulting receivables of €22,151 thousand (2003: € 22,046 thousand).

4.17 - Net financial income

Breakdown by nature (in €'000)

FINANCIAL INCOME	
Income from marketable securities and long-term receivables	287
Other interest and similar income	2,371
Provision write-backs	3,830
Foreign exchange gains	40,362
Net profit on the sale of marketable securities	10,007
	56,857
FINANCIAL EXPENSES	
Provisions	2,644
Interest payable and similar charges	9,356
Foreign exchange losses	39,128
Net loss on the sale of marketable securities	0
	51,128
NET FINANCIAL INCOME	5,729

Interest payable includes €958 thousand in respect of finance leases.
Translation differences recognised in net financial income represent a net charge of €851 thousand.

4.18 - Exceptional items

Breakdown by nature (in €'000)

EXCEPTIONAL INCOME	
From revenue transactions	3,598
From capital transactions	6,913
Provision write-backs	11,597
	22,108
EXCEPTIONAL CHARGES	
On revenue transactions	15,094
On capital transactions	8,439
Depreciation and amortisation	228
Provisions	9,859
	33,620
NET EXCEPTIONAL INCOME	(11,512)

Charges on revenue transactions consist mainly of restructuring charges and charges relating to the Mobile Phones business decided previously, as do provision write-backs. Provisions booked relate mainly to provisions for contracts.

4.19 - Corporation tax

4.19.1 - Breakdown of corporation tax (in €'000)

	2004	2003
Current tax charge *	61,659	65,389
Deferred tax charge	(3,960)	(3,600)
Total	57,699	61,789
* *of which tax on ordinary activities*	61,771	89,295

4.19.2 - Reconciliation of actual tax charge and theoretical tax charge (in €'000)

	2004		2003	
Current tax charge		57,699		61,789
Pre-tax income of consolidated companies		199,940		188,551
Effective tax rate		28.9%		32.8%
Tax charge based on the statutory tax rate in France	70,839	35.43%	66,804	35.43%
Exceptional tax on special reserves for long-term capital gains	4,987	2.5%		
Impact of changes in the consolidation scope			(1,215)	(0.6%)
Impact of deferred tax assets not recognised*	(6,995)	(3.5%)	2,141	1.1%
Impact of deferred taxes (including discounting)	(358)	(0.2%)	(3,020)	(1.6%)
Tax credits, differences in tax rate and other items	(10,774)	(5.4%)	(2,921)	(1.5%)
TOTAL	57,699	28.9%	61,789	32.8%

* deferred tax assets not previously recorded, booked during the year or corresponding to tax losses, minus deferred tax assets originating during the financial year but not recorded.

4.19.3 - Deferred tax assets not recognised because collection is not considered probable at 31 December 2004 (in €'000, not discounted)

Tax losses carried forward	3,013
Timing differences	810
TOTAL	**3,823**

4.19.4 - Discounting

The effect of discounting deferred taxes was a charge of €1,021 thousand in 2004 compared with a charge of €1,379 thousand in 2003.

4.19.5 - Change in deferred tax assets and liabilities (in €'000)

	At 31 December 2003	Recognised in the income statement	Other movements (changes in consolidation, translation adjustments)	At 31 December 2004
Tax losses carried forward	3,112	(238)	(146)	2,728
Timing differences and consolidation adjustments	29,672	4,198	21	33,891
Deferred taxes reported on the balance sheet	32,784	3,960	(125)	36,619

4.20 - Earnings per share

	2004	2003 proforma *
Number of shares * (a)	177,500,000	182,026,145
Number of own shares held in treasury * (b)	0	316,760
Number of shares other than own shares held in treasury * (c = a - b)	177,500,000	181,709,385
Weighted average number of shares in issue (excluding own shares held in treasury) (c')	179,860,639	196,275,095
Closing share price (in €)* (d)	15.68	16.99
Total market capitalisation (in €m) (e = a x d)	2,783	3,093
Market capitalisation excluding own shares held in treasury (in €m) (f = c x d)	2 783	3,087
Group share of net income (in €m) (g)	134.2	119.7
Earnings per share (in €) (h = g / c')	0.75	0.61
Price/earnings multiple (i = f / g)	20.7	25.8

* 2003 figures adjusted to take into account the five to one share split carried out in 2004

5) OTHER INFORMATION

5.1 – Sector data

Turnover (in €'000)

By activity	2004	2003	By geographical area	2004	2003
Communications	2,408,613	2,097,070	International (*)	1,911,690	1,721,864
Defence and Security	1,161,568	1,083,370	France	1,658,491	1,458,576
	3,570,181	**3,180,440**		**3,570,181**	**3,180,440**

** Europe: 59%; Asia/Australasia: 19%; Africa: 7%; North and South America: 15%*

Tangible and intangible fixed assets (as a % of total)

By activity	2004	By geographical area	2004
Communications	49%	International	9%
Defence and Security	51%	France	91%
	100%		100%

Operating income (in € million)

	2004	2003
Communications	113.9	89.7
Defence and Security	91.8	78.8
TOTAL	**205.7**	**168.5**

5.2 – Off-balance sheet commitments

Market risk

The Group did not enter into any transactions involving financial instruments except in a few isolated cases when arranging specific hedging to protect against identified risks. The Group uses financial instruments to manage and reduce its exposure to fluctuations in foreign exchange rates and interest rates.

Currency risk

Financial instruments held at 31 December 2004 were intended to hedge the currency risk on trade receivables and payables as well as on future transactions already known at the year end.

The Group's main exposures are to the US dollar and Japanese yen and are summarised in the table below:

At 31 December 2004	US dollar (million)	Japanese yen (million)
Assets	239.5	4,472.9
Liabilities	148.8	5,721.0
Net balance sheet position	90.7	(1,248.1)
Net off-balance sheet position	172.8	20,462.9
Net overall position	263.5	19,214.8

To improve control of its currency risk, since the beginning of 2003 the Group has adopted a new approach under which it manages net exposures, with only the residual position giving rise to hedging. However, at the express request of divisions and after approval by the Finance department, specific hedges may be entered into.
Hedging is achieved through forward currency transactions, the purchase of currency options or taking out cover with insurance companies, notably Coface.

To monitor its currency risk, the Group calculates and updates its currency positions each month. This information is provided by the information systems in place at the Group, notably SAP.

Lastly, it should be noted that in view of the present attractive levels, both on the dollar and the yen, the Group, which is structurally a buyer of these currencies, has set in place hedges for larger amounts than usual and with longer maturities.

Interest rate risk

At 31 December 2004, most of the borrowings arranged by the Group through the banking system carried variable interest rates. Specific hedges using interest rate swaps may be used when appropriate.

All financial instruments held by the Group at 31 December 2004 were taken out to hedge the interest rate risk on finance leases.

The Group did not enter into any transactions in the financial instruments market. At 31 December 2004, nearly all of the Group's cash was invested in money market instruments.

The nominal value by maturity of the financial instruments is analysed below.

	At 31 December 2004 (in € million)				
	TOTAL	**Within 1 year**	**1 to 5 years**	**Over 5 years**	**Average fixed rate**
Interest rate instruments					
Interest rate swaps (lender of variable rates)	4.6	0.9	3.7	-	6.05 %
Currency instruments					
Forward transactions – currencies bought	337.8	337.8	-	-	-
Forward transactions – currencies sold	73.3	73.3	-	-	-
Insurance policies	2.2	2.2	-	-	-

Shares

The Group did not enter into any transactions in the financial instruments market.

Risk relating to the price of precious metals

The Group has a marginal exposure to risk arising from fluctuations in the prices of copper at its only cable manufacturing plant. This risk is managed through a pricing policy that integrates changes in copper prices into the price of cables.

Any decision to hedge the risk is taken on a case-by-case basis.

Credit risk

Given the diversification of its customers and their geographical dispersion, the Group has low credit risk exposure with regard to amounts receivable. However, various forms of hedging are used such as factoring, finance leasing and insurance (Globalliance).

Investment securities (mainly money market and short-term instruments) held in portfolio are sensitive only to fluctuations in interest rates.

Cash management

As part of its policy of optimising terms with its bankers and controlling market risk, the Group has implemented a system of centralised cash management.

Contractual obligations (in €'000)

	Total	Ageing of payments by maturity		
		Within 1 year	1 to 5 years	Over 5 years
Long-term debt reported on the balance sheet (*)	65,994	15,109	23,728	27,157
* *Of which finance lease obligations*	*19,209*	*5,667*	*10,079*	*3,463*

Other off-balance sheet commitments (in €'000)

	Total	Ageing of payments by maturity		
		Within 1 year	1 to 5 years	Over 5 years
Guarantees and other commercial commitments *	184,140	97,902	76,557	9,681

** including completion guarantees and bonding*

On 12 March 2004, Sagem Avionics, inc. based in Texas acquired the assets of Arnav Systems, inc. based in Puyallup, Washington.

Payment made in 2004 in connection with this transaction came to 1,703 million dollars. Further payments will be made over the next six years depending on products sold. These payments represent an off balance sheet commitment estimated at 600,000 dollars, i.e. less than 500,000 euros.

5.3 – Working capital requirements (in €'000)

	2004	2003	Change in working capital requirements	
BALANCE SHEET				
Inventories and work in progress	650,522	535,167	115,355	
Trade receivables	1,229,527	1,196,039	33,488	
Other receivables, prepayments and accrued income	191,454	164,812	26,642	
Share options (included in marketable securities)	61,738	75,666	(13,928)	
Trade payables	(792,780)	(717,506)	(75,274)	
Other payables, accruals and deferred income	(607,405)	(547,515)	(59,890)	
	733,056	706,663		26,393
CASH FLOW STATEMENT				
Change in deferred taxes			(3,960)	
Change relating to operating activities			(38,796)	
Change relating to investing activities			13,309	(29,447)
Other changes (consolidation scope, translation differences)				3,054

5.4 – SAGEM / SNECMA merger project

On 29 October 2004 Sagem and SNECMA announced their plan to merge.
This merger reflects the two companies' shared conviction that demand for electronics technology in the civil and military aerospace industry will accelerate over the next few years.
The new group will be a major player in the aerospace, defence, telecommunications and electronic sectors with a solid and well-balanced portfolio of activities, competitive at world level and well-positioned in very robust markets.
The diversity and balance of its businesses, through their complementary business cycles, will give the new group greater financial stability, reduced exposure to the dollar and increased capacity for growth.
The merger will be carried out in two stages:
At the end of December 2004, Sagem made a public offer for all the shares issued by SNECMA, i.e. 270,092,310 shares with a face value of €1 each. The main offer consists of a share exchange offer and is accompanied by a share purchase offer (Information Memorandum filed with the AMF under number 05 - 017 on 17 January 2005).
As its main offer to SNECMA's shareholders, Sagem is offering to exchange SNECMA shares for shares in Sagem on the basis of 15 new Sagem shares to be issued for 13 SNECMA shares, and, as a subsidiary offer, Sagem is offering to buy SNECMA shares at a price of €20 per share within a global limit of 62,500,000 SNECMA shares.
The Sagem shares delivered in exchange for SNECMA shares tendered to the offer will be issued by decision of the Executive Board based on the powers delegated to it by the General Meeting of shareholders on 20 December 2004.
The financing of the subsidiary purchase offer (capped at €1.25 billion) is ensured through a credit line of €1.295 billion arranged with seven French and international banks.
Subject to the success of this offer, the General Meetings of the shareholders of Sagem and SNECMA called to approve the merger will be held at the end of May 2005 at the latest.

The merger parity proposed will be identical to the exchange parity of the public offer, except in the event of the occurrence, after the offer filing date, of an internal or external event with a significant impact on the value of Sagem and/or SNECMA requiring a revision of the terms of the merger.
Pursuant to the provisions of Law 86-912 of 6 August 1986 relating to privatisation, the transfer to private ownership of the majority of the capital of SNECMA may only be carried out if the French shareholdings and transfer commission, Commission des Participations et des Transferts (CPT), approves the conditions for the transfer and the choice of buyer. The State's decision to tender its shares in SNECMA to the offer, and the terms, must be confirmed by an Order of the Minister for the Economy before the closing date of the public offer.

5.5 – Environmental issues

Sagem did not book any provision for environmental risk in 2004.

Breakdown of environmental expense by area:

	Operating expense Charges (€'000)	Investments Expenses capitalised (€'000)
Prevention of air pollution and greenhouse gas emissions		1,195
Waste water management		937
Waste management	1,255	81
Treatment and protection of underground and surface water	148	1,286
Noise and vibration control		66
Other	224	
	1,627	3,565

Constantin Associés
26, rue de Marignan
75008 PARIS

Deloitte & Associés
185, avenue Charles-de-Gaulle
92200 NEUILLY-SUR-SEINE

SAGEM SA

Société Anonyme

Le Ponant de Paris
27, rue Leblanc
75015 PARIS

Auditors' Report on the Consolidated Financial Statements

For the year ended December 31, 2004

In accordance with our appointment as statutory auditors by your Annual Stockholders' Meeting, we have audited the accompanying consolidated financial statements of SAGEM SA for the year ended December 31, 2004.

The consolidated financial statements are the responsibility of the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2004 and the results of its operations for the year then ended in accordance with the accounting principles generally accepted in France.

II. Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

Note 1.1 of the notes to the financial statements describes the changes in accounting estimates with respect to the amortization period for software and the determination of the cost price for finished products and work-in-progress (WIP).

As part of our assessment of the accounting policies implemented by your Company, we have verified the merits of such changes and their presentation in the notes.

The assessments on these matters were performed in the context of our audit approach for the consolidated financial statements taken as a whole, and therefore contributed to enable us to express our opinion in the first part of this report.

III. Specific procedure

In accordance with professional standards applicable in France, we have also verified the information given in the group management's report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Furthermore, we draw your attention to the section on "Transition to IFRS" in the Executive Board's management report as well as the section on "Accounting environment" in part "II – Internal control "procedures implemented" in the report of the Supervisory Board's Chairman on internal control procedures, which presents the progress made on the IFRS transition project and describes the main non quantified differences between French GAAP and IFRS which will impact the Group's consolidated financial statements starting from fiscal year 2005.

Paris and Neuilly-sur-Seine, February 28, 2005
The Statutory Auditors

Constantin Associés	Deloitte & Associés	
Jean-Paul SEGURET	Philippe BATTISTI	Jean-Paul PICARD

This is a free translation into English of the statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

5.2 Extract from the parent company financial statements for 2004-2003-2002

BALANCE SHEET
(in €'000)

ASSETS **At 31 December**		**2004**	**2003**	**2002**
FIXED ASSETS				
Intangible fixed assets		8,536	7,758	7,519
Tangible fixed assets		211,466	179,207	147,869
Long-term investments		347,650	340,330	243,889
	FIXED ASSETS	**567,652**	**527,295**	**399,277**
CURRENT ASSETS				
Inventories and work in progress		594,082	498,709	405,853
Receivables		1,348,381	1,304,314	1,321,281
Marketable securities and cash		201,915	409,240	177,218
	CURRENT ASSETS	**2,144,378**	**2,212,263**	**1,904,352**
	TOTAL ASSETS	**2,712,030**	**2,739,558**	**2,303,629**

LIABILITIES		**2004**	**2003**	**2002**
SHAREHOLDERS' EQUITY		1,067,443	1,065,011	738,678
PROVISIONS FOR LIABILITIES AND CHARGES		263,213	265,404	314,474
LIABILITIES		1,381,374	1,409,143	1,250,477
	TOTAL LIABILITIES	**2,712,030**	**2,739,558**	**2,303,629**

INCOME STATEMENT
(in €'000)

	2004	2003	2002
Turnover	3,450,944	3,029,391	2,642,404
Gross operating income	336,545	280,372	246,555
Operating income (loss)	197,127	163,634	114,387
Net financial income (expense)	(5,342)	51,885	(24,469)
Pre-tax income (loss) on ordinary activities	191,785	215,519	89,918
Exceptional items	(14,439)	18,937	(48,167)
Corporation tax and employee profit-sharing	(67,290)	(80,133)	2,418
Net income	110,056	154,323	44,169

Shareholders' equity

905,229 shares were cancelled by decision of the Executive Board on 19 October 2004.
The General Meeting of 20 December 2004 decided to divide the face value of each share by five. On completion of these transactions, the capital amounted to €35,500,000 euros, represented by 177,500,000 shares with a face value of €0.20 each

Changes in shareholders' equity (in thousands of euros):

	Opening balance	*Appropriation of 2003 income*	*Increases*	*Decreases*	*Other movements*	*Closing balance*
Share capital	36,405			905 (3)		35,500
Additional paid-in capital	163,366					163,366
Revaluation reserve (1)	1,474					1,474
Legal reserve	3,641					3,641
Regulated reserves	501,988					501,988
Other reserves (4)	156,745	164,000		72,802 (3)		247,943
Retained earnings	44,268	(42,488)		4,987 (5)		(3,207)
2003 net income	154,323	(121,512)		32,811 (2)		0
2004 net income			110,056			110,056
Regulated provisions	2,801		5,160	1,279		6,682
	1,065,011	**0**	**115,216**	**112,784**	**0**	**1,067,443**
(1) Revaluation reserve:						
Reserve from revaluation of land in 1977	1,474					1,474
	1,474					**1,474**
(2) Dividends paid						
(3) Cancellation of 905,229 shares for 73,707						
(4) o/w reserve for own shares						79,807

(5) Following the amended Finance Law for 2004 relating to the exceptional tax on the special reserve for long-term capital gains and the recommendation of the emergency committee of the French accounting standards body, Conseil National de la Comptabilité, dated 2 February 2005, this amount has been transferred to tax liabilities.

Capital

Capital and additional paid-in capital

(in €'000)	*Capital*		*Additional paid-in capital*	
At 1 January 1998	30,400		79,923	
1998 capital increase	1,692		76,895	
2000 capital increase	6,418			
2000 adjustment to capital on conversion of the shares' nominal value into euro	(619)			
2001 capital reduction following the cancellation of 1,654,646 ordinary shares	(1,655)		(19,966)	
2002 capital reduction following the cancellation of 191,526 ordinary shares	(192)			
2003				
Conversion of 8,973,360 non-voting preference shares into 7,691,448 ordinary shares	(1,282)		1,282	
Capital reduction following the cancellation of 1,462,448 ordinary shares	(1,462)			
One-for six bonus issue	5,550			
Creation of 15,616 shares in connection with the merger by absorption of Coficem	15,616		101,800	
Cancellation of the Sagem shares held by Coficem	(16,922)		(74,000)	
Cancellation of the Sagem shares held by Sagem International	(1,139)		(93,642)	
2004			91,074	(merger)
Capital reduction following the cancellation of 905,229 ordinary shares	(905)			
	35,500		163,366	
		198,866		

Information relating to share options is provided in the Special Report of the Executive Board.

Composition: 177,500,000 ordinary shares with a nominal value of €0.20 € each

SUBSIDIARIES AND PARTICIPATING INTERESTS
(in thousands of euro or local currency)

COMPANY OR GROUP OF COMPANIES	SHARE CAPITAL	RESERVES BEFORE APPROPRIATION OF NET INCOME	% OF CAPITAL HELD	BOOK VALUE OF SHARES HELD		OUTSTANDING LOANS AND ADVANCES GRANTED BY THE COMPANY	TOTAL GUARANTEES AND PLEDGES GRANTED BY THE COMPANY	TURNOVER (EXCLUDING TAXES) FOR THE LAST FINANCIAL YEAR	NET INCOME (LOSS) FOR THE LAST FINANCIAL YEAR	DIVIDENDS COLLECTED BY THE COMPANY IN 2004	COMMENTS
				GROSS	NET						
1. Detailed information											
A. Subsidiaries (more than 50% of the capital held by Sagem SA)											
SAGEM MORPHO, Inc.	64,826	(54,872)	100	33,870	8,650			36,358	(7,086)		
1145 Broadway Plazza - Tacoma - WASHINGTON 98402 - USA	USD	USD						USD	USD		
SFIM IND. GMBH	1,534	(977)	100	3,855	557			6,143	(1,033)		
GOTTLIEB DAIMLER Str-60 71711 MURR - Germany											
EUROFOG	276	1,171	58.83	1,744	834				28		
13, av. Ramolfo Garnier - 91300 MASSY											
SAGEM Monétel	20,121	1,030	100	20,469	20,469			51,159	4,952		
27, rue Leblanc - 75512 PARIS											
SCI MINERVE	2	69	100	2,044	2,044			126	69	68	
13 avenue Marcel Ramolfo Garnier - 91344 MASSY CEDEX											
Compagnie de Découpe de l'Ouest	3,040	356	76.65	2,330	2,330			9,462	214		
14, rue de la Violette - 22100 DINAN											
VECTRONIX AG	3,800	17,865	100	34,885	34,885	1,000		63,133	7,638	640	
Heinrich Wild Strasse CH-9435 Heerbrugg (Switzerland)	CHF	CHF						CHF	CHF		
SILEC	210,000	4,467	100	210,001	210,001				2 294		
Registered office: 27, rue Leblanc - 75015 PARIS											
Dr Neuhaus KGaA	1,534	844	99.20	8,339	2,379				(189)		
Registered office: Haldenstieg 3 - 22453 HAMBOURG - Germany											
SAGEM DENMARK	1,000	77,488	100	6,172	6,172			187,100	20,066		
Registered office: Fabriksparken 42 - 2600 GLOSTRUP - Denmark	DKK	DKK						DKK	DKK		
SAGEM COMMUNICACIONES IBERICA	471	3,700	100	1,966	1,966			24,407	(33)		
Don Ramon de la Cruz 92 - 28006 MADRID - Spain											
SAGEM MAGYARORSZAG ELEKTRONIKAI Kft	50,010	1,287,474	100	611	611			4,519,866	24,685		
Istvantelki ut 8 1045 BUDAPEST Hungary	HUF	HUF						HUF	HUF		
SAGEM COMMUNICATION (TIANJIN) Co Ltd	9,700	(275)	100	1,116	1,116			13,262	(325)		2003 figures
Registered office: 27, rue Leblanc - 75015 PARIS	CNY	CNY						CNY	CNY		
SAGEM Avionics Inc	2,100	5,939	100	1,363	1,363			18,746	802		
2701 Forum Drive Grand Prairie - TEXAS 75052 - USA	USD	USD						USD	USD		
Wuhan Sagem Tianyu Electronics Co Ltd	20,000	56	60	1,100	1,100				(148)		
Complex Building n° 1037 Luo Yu Road Honshan District	CNY	CNY							CNY		
Wuhan Huber Province PRC											
E. Software	75	(837)	100	1,765	1,765			529	(664)		
360 rue Marc Lefrancq - 59300 VALENCIENNES											
SAGEM Communicaçoes Brazil	6,500	(824)	100	1,821	1,821				(821)		
Avenida Rio Branco n° 80 - 21° floor Rio de Janeiro	BRL	BRL							BRL		
Etat Rio de Janeiro - Brazil											

…/…

SUBSIDIARIES AND PARTICIPATING INTERESTS (cont.)
(in thousands of euro or local currency)

COMPANY OR GROUP OF COMPANIES	SHARE CAPITAL	RESERVES BEFORE APPROPRIATION OF NET INCOME	% OF CAPITAL HELD	BOOK VALUE OF SHARES HELD		OUTSTANDING LOANS AND ADVANCES GRANTED BY THE COMPANY	TOTAL GUARANTEES AND PLEDGES GRANTED BY THE COMPANY	TURNOVER (EXCLUDING TAXES) FOR THE LAST FINANCIAL YEAR	NET INCOME (LOSS) FOR THE LAST FINANCIAL YEAR	DIVIDENDS COLLECTED BY THE COMPANY IN 2004	COMMENTS
				GROSS	NET						
B. Participating interests (10% to 50% of the capital held by Sagem SA)	-	-		-	-	-		- -		-	-
JV NINGBO BIRD SAGEM Electronics Co Ltd Building 2 - Bird Industrial Parck - Junzhong Road 315500 Fenghua City Zhejiang Prolima - PRC	210.238 CNY	28,852 CNY	50	12,676	12,676			255,130 CNY	11,797 CNY		
SOFRADIR Registered office: 43/45, rue Camille Pelletan - 92290 CHATENAY	6,000	23,619	40	2,439	2,439			45,949	3,980		
KEYNECTICS			16.06	819	819						
MELIS@ Infrastructures 14 bld Lavoisier - 49000 ANGERS	1,500		40	600	600						
Wuhan Tianyu Information Industry Co Ltd Building D. Huazhong - Software Park Guanshon n°1 RD Honshan District - Wuhan 430073 Hubei PRC	59,730 CNY	33,483 CNY	33.34	7,764	7,764			255,108 CNY	(21,011) CNY		estimated 2004 figures
2. GENERAL INFORMATION											
A. Subsidiaries not listed in section 1											
a) French subsidiaries (total)				4,597	4,597						
b) Foreign subsidiaries (total)				2,057	736						
B. Participating interests not listed in section 1											
a) French companies (total)				2,910	1,055						
b) Foreign companies (total)				26	26						

Total net book value	328,775
Other long-term investments (deposits, guarantees, other shares, other loans, etc.)	18,875
Total long-term investments	347,650

FIVE-YEAR FINANCIAL SUMMARY
(in €)

YEAR ENDED 31 DECEMBER	2000	2001	2002	2003	2004
SHARE CAPITAL AT THE YEAR END					
Share capital	37,890,522	36,235,676	36,044,360	36,405,229	35,500,000
Number of ordinary shares in issue	28,917,162	27,262,516	27,071,000	36,405,229	177,500,000
Adjusted number of ordinary shares (1)	168,683,445	159,031,340	157,914,165	182,026,145	177,500,000
Number of non-voting preference shares in issue	8,973,360	8,973,360	8,973,360	0	0
Adjusted number of non-voting preference shares (1)	52,344,600	52,344,600	52,344,600	0	0
Total number of shares in issue	37,890,522	36,235,676	36,044,360	36,405,229	177,500,000
Adjusted total number of shares (1)	221,028,045	211,375,940	210,258,765	182,026,145	177,500,000
Maximum number of shares that could be issued:					
- on conversion of bonds					
- on exercise of subscription rights					
RESULTS FOR THE YEAR					
Turnover (net of taxes)	4,183,802,877	2,939,793,431	2,642,403,798	3,029,390,741	3,450,944,596
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	190,657,732	131,592,431	54,015,274	146,500,005	238,577,114
Corporation tax	42,122,950	(36,691,893)	(2,418,074)	61,533,173	51,820,536
Employee profit-sharing for the year	5,212,612	0	0	18,600,000	15,470,000
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	2,482,066	4,796,815	44,168,623	154,322,999	110,055,539
Income distributed by way of dividend	23,631,649	22,638,862	31,286,203	34,220,915	91,746,509 (2)
EARNINGS PER SHARE					
Income after tax and employee profit-sharing, but before depreciation, amortisation and provisions					
- on number of shares in issue	3.79	4.64	1.57	1.83	0.96
- on adjusted number of shares (1)	0.65	0.80	0.27	0.37	0.96
Income after tax, employee profit-sharing, depreciation, amortisation and provisions					
- on number of shares in issue	0.07	0.13	1.23	4.24	0.62
- on adjusted number of shares (1)	0.01	0.02	0.21	0.85	0.62
Net dividend paid or proposed:					
a) Ordinary shares					
- on number of shares in issue	0.60	0.60	0.90	0.94	0.22
- on adjusted number of shares (1)	0.10	0.10	0.15	0.19	0.22
b) Non-voting preference shares					
- on number of shares in issue	0.70	0.70	-	-	
- on adjusted number of shares (1)	0.12	0.12	-	-	
PERSONNEL					
Average number of employees during the year	14,055	13,321	10,998	11,050	11,780
Salaries and wages paid for the year	441,502,023	423,892,597	371,639,524	383,948,446	422,760,011
Payroll-related charges for the year (payroll taxes, company benefits, etc.)	228,054,136	201,441,677	187,896,640	193,807,406	215,406,137

(1) Data adjusted to take account of the allocation of one bonus share for every six shares held, decided by the General Meeting of 18 December 2003 and the share split decided by the General Meeting of 20 December 2004.

(2) The amount was calculated on the basis of 417,029,585 shares, i.e. the maximum number of shares making up the capital of Sagem if the offer for SNECMA is successful and following the merger of SNECMA with Sagem S.A.

Constantin Associés
26, rue de Marignan
75008 PARIS

Deloitte & Associés
185, avenue Charles-de-Gaulle
92200 NEUILLY-SUR-SEINE

SAGEM SA

Société Anonyme

Le Ponant de Paris
27, rue Leblanc
75015 PARIS

Statutory Auditors' Report on the Financial Statements

For the year ended December 31, 2004

In accordance with our appointment as statutory auditors by your Annual Stockholders' Meeting, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of SAGEM SA (the "Company");
- the justification of our assessments;
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company, as at December 31, 2004, and of the results of its operations for the year then ended in accordance with French accounting regulations.

II. Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

Note 1.1 of the notes to the financial statements describes the changes in accounting estimates with respect to the amortization period for software and the determination of the cost price for finished products and work-in-progress (WIP).

As part of our assessment of the accounting policies implemented by your Company, we have verified the merits of such changes and their presentation in the notes.

The assessments on these matters were performed in the context of our audit approach for the financial statements taken as a whole, and therefore contributed to enable us to express our opinion in the first part of this report.

III. Specific procedures and disclosures

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the consistency with the financial statements of the information given in the management report of the Executive Board, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Executive Board contains the appropriate disclosures as to the acquisition of participating and controlling interests and as to the percentage interests and votes held by stockholders.

Paris and Neuilly-sur-Seine, February 28, 2005
The Statutory Auditors

Constantin Associés

Jean-Paul SEGURET

Deloitte & Associés

Philippe BATTISTI   Jean-Paul PICARD

This is a free translation into English of the statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Differences between the accounting principles used for the preparation of the parent company and consolidated financial statements:

Differences exist between the accounting principles used in the company financial statements and those used in the consolidated financial statements resulting from the application of the methods recommended in paragraph 300 of CRC Regulation 99-02, in particular requirements relating to:

- finance leases, which are recorded on the consolidated balance sheet; and
- translation differences on unhedged foreign currency-denominated monetary assets and liabilities, which are recognised in the consolidated income statement.

There are also differences that arise because of the application of methods specific to consolidation, more particularly:

- entries recorded for purely taxation purposes, which are reversed on consolidation;
- deferred tax, which is recognised only in the consolidated financial statements; and
- goodwill on acquisition, which is recognised and amortised only in the consolidated financial statements.

***

In accordance with existing accounting standards, the presentation of the financial statements does not omit material off balance sheet commitments.

5.3 Fees paid to the statutory auditors and members of their firms by the group

Years covered (1) :

en milliers d'euros	Deloitte et Associés				Constantin Associés				Alain Lainé			
	Amount		%		Amount		%		Amount		%	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Audit												
B Audit work, Certification, Examination of company and consolidated financial statements (2)	970	1364	88%	91%	342	0	100%	0%	0	17	0%	100%
B Oher worh												
. Due diligence												
. Other	18	1	1%	0%								
	18	1	1%	0%								
Sub-total	988	1 365	89%	91%	342	0	100%	0%	0	17	0%	100%
Other services												
. Legal, tax, labour-related	87	131	8%	9%								
. Other	31	11	3%	0%								
Sub-total	118	142	11%	9%								
TOTAL	1 106	1 507	100%	100%	342	0	100%	0%	0	17	0%	100%

(1) Relating to services in respect of the 2004 and 2003 financial years and recognised in the income statement

(2) Including services provided by independent experts or network experts at the request of the statory auditors in the framework of the certification of the financial statements

5.4 Transition to International Financial Reporting Standards (IFRS)

Listed European companies must adopt IFRS as from 2005, and present the 2004 figures for the purpose of comparison.

5.4.1 Main qualitative differences

The main qualitative differences between the accounting principles currently applied by the Sagem group and IFRS applicable in 2005 are as follows:

- Development expenses that are currently expensed will, if they comply with IAS 38 criteria for intangible assets, be recorded under assets and amortised over the life of the corresponding products. This will result in an increase in intangible fixed assets and shareholders' equity in Sagem's opening balance under IFRS. The impact of retrospective application will be assessed to the best of our ability.
- Goodwill on acquisition will no longer be amortised but will be subject to a mandatory annual impairment test. In accordance with the option offered by IFRS 1, the group has decided not to restate business combinations that occurred prior to 1 January 2004.
- Own shares that are currently recorded under marketable securities will have to be deducted from shareholders' equity under IFRS.
- Share purchase options allotted by the Group to certain employees will be expensed over the period of employee eligibility. Only the stock option plans issued after 7 November 2002 and whose rights had not been acquired as at 1 January 2005 will be restated. This concerns the April 2003 and April 2004 plans. This restatement will have no impact on the Group's shareholders' equity.
- The presentation of the financial statements will be modified to comply with the provisions of IAS 1. The balance sheet presentation will distinguish between current items and non-current items. In the income statement, certain items recorded up to now under exceptional charges or income will be reclassified under operating income or financial revenues.
- Deferred tax, which is currently discounted to its net present value by reference to the year when it is expected to reverse, will have to be recorded for its non-discounted amount under IFRS; in addition, some netting off will no longer be authorised under the new standards.
- Tangible fixed assets composed of items with materially different useful lives will be systematically broken down so as to enable each item to be depreciated over its estimated useful life. These rules will become a requirement under French GAAP starting in 2005 when CRC 2002-10 comes into force.
- The actuarial differences at 31 December 2003 relating to post-employment benefit obligations will be wiped out in accordance with the possibility offered under IFRS 1. The Group decided to apply the recommendations of CNC Regulation 2003-R.01 on accounting for pension and other post-employment benefits as from 1 January 2003. These recommendations comply fully with the requirements of IAS 19.
- The Group has opted for first adoption of IAS 39 as from 1 January 2005. At the Group's present scope, the impact of recording derivative financial instruments at their fair value (forward purchase or sale of foreign currencies, interest rate swaps, etc.) is not material. There are no composite financial instruments such as bonds redeemable in shares or bonds redeemable in new shares.

The above information is based on IFRS adopted or in the process of being adopted by the European Commission as at the date of this report but does not take into account any changes that may come into effect before the closing date of the 2005 financial year.

5.4.2 Synopsis of main differences and expected impact

To summarise, the main differences are as follows:

	Main differences under IFRS * AS AT 31 DECEMBER 2004	Impact Shareholders' equity Opening balance at 1 January 2004	Impact Future earnings	Debt or cash position
More significant differences	**1. Research and Development expenses (IAS 38 - IAS 36): Development costs are capitalised if they meet the relevant criteria**	**POSITIVE** in view of the retroactive nature of expenses capitalised	**POSITIVE** if there is an increase in costs to be capitalised (higher than amortisation) . **NEGATIVE** if there is a decrease or in the event of impairement	None
	2. Goodwill and business combinations (IFRS 3) : Goodwill amortisation replaced by mandatory annual impairment test	-	**POSITIVE** if no impairment	None
	3. Financial instruments (IAS 32 and IAS 39): Own shares to be deducted from cash and shareholders' equity	**NEGATIVE**	N/A	**NEGATIVE**
	4. Stock options (IFRS 2) : Stock options to be recognised under costs		**NEGATIF**	None
Less significant differences	**5. Deferred tax (IAS 12): Not discounted and no netting off**	**POSITIVE** : increase in net deferred tax assets	-	None
	6. Tangible fixed assets (IAS 16 - IAS 36): Breakdown of tangible assets by component, impairment recorded if the net book value is higher than the collectable value	**POSITIVE** : if the depreciation period is longer than the actual life of the asset ; **NEGATIVE** in the opposite side	**POSITIVE** and then **NEGATIVE** until depreciation has been completely written off	None
	7. Actuarial differences on employee benefits (IAS 19): Set at 0 in the opening balance	**NEGATIVE** : Not significant	-	None
	8. Financial instruments (IAS 32 - IAS 39): Recognition of derivative instruments at fair value No composite instruments such as bonds redeemable in shares and bonds redeemable in new shares	Not significant		None

5.4.3 Other information

Training has been given and information systems and procedures have been adapted to meet the requirements of the new accounting standards.

5.4.4 Project to merge with SNECMA and timetable for transition to IFRS

The merger project underway with SNECMA will require the harmonisation of IFRS regulations at both groups, prior to any disclosures. Harmonisation work is currently in progress, and could result in other differences in addition to those described above.

In view of the merger project with SNECMA, it has been decided not to present any quantitative data in the 2004 annual report. This data will be published once the harmonisation work is complete and before the first interim financial report for 2005 at the latest.

6 Corporate governance

6.1. Composition and operation of the Executive and Supervisory Boards

6.1.0 Composition of the Executive and Supervisory Boards

- Supervisory Board at 31 December 2004

Name	First name	Number of shares held as at end 2004	- Ages - Date on which term of office ends (8) - Board fees (9)	COMPANIES IN WHICH THE MEMBERS OF THE SUPERVISORY BOARD ARE MANAGERS, EXECUTIVE DIRECTORS OR BOARD MEMBERS
Colaiacovo	**Mario**	385,000	63 AGM 2007 42	• Sagem S.A. - Chairman of the Supervisory Board • SAS Club Sagem - Chairman • Member of the Board of Directors of: •CDR •SNECMA •MMA Vie et IARD •Groupe Credit-Mutuel (CIC Finance – CIC Capital Développement- Banque Transatlantique) (1) - (2) - (3) - (4) --(5)
Lauvergeon	**Anne**	360	45 AGM 2007 34	• Sagem SA – Vice Chairman of Supervisory Board • Areva – Chairman of the Executive Board. • Cogema –Chief Executive Officer • Member of the Board of Directors of: •Suez •Total •Areva T&D Holding SA • Areva's permanent representative on the Board of Directors of FCI (1) --(5)
Chodron De Courcel	**Georges**	100	55 AGM 2009 0	• BNP Paribas – Chief Operating Officer • Member of the Board of Directors of: •Alstom •Bouygues •Nexans • Lagardère: Member of Supervisory Board (7)
De COMBRET	**François**	5,830	63 AGM 2007 34	• Banque Lazard: Managing Partner. • Member of the Board of Directors of: •Bouygues Telecom •Renault •Fonds Partenaires Gestion •Institut Pasteur. (1) - (3) --(6)
Dupuy	**Armand**	64,190	56 AGM 2007 30	• Sagem SA: Director, Research and Development (5)
Guena	**Yves**	100	85 AGM 2009 0	(7)
Lagarde	**Xavier**	129,925	57 AGM 2007 30	• Sagem SA.: Director, Manufacturing and Quality (5)
Lucas	**Michel**	115	65 AGM 2007 35	• Confédération Nationale du Crédit Mutuel: Chief Executive Officer • Caisse Centrale du Crédit Mutuel: Chief Executive Officer • Groupe de Crédit Mutuel Centre Est Europe: Chief Executive Officer • Assurances du Crédit Mutuel: Chief Executive Officer • CIC: Chairman of the Executive Board (2) - (4) - (6)
Rouanne	**Guy**	319,00	68 AGM 2007 27	(5)
Sevian	**Patrick**	41,780	47 AGM 2009 0	• Sagem SA: Director, Networks Division (7)
Toussan	**Michel**	165,660	65 AGM 2007 34	(4) --(5)
Vatier	**Bernard**	1,050	57 AGM 2007 35	• Lawyer, former Chairman of the Bar Association (2) - (3) - (5)

(1) Strategic Committee (set up 2002) – (2) Supervisory Board members Selection Board known as the Selection Committee (set up in 2001)
(3) Remuneration and Options Committee (set up in 2002) – (4) Audit Committee (set up in 2002).
(5) Appointed at Combined O&EGM in April 2001
(6) Provisionally appointed in 2002, appointment ratified at Combined O&EGM in April 2003
(7) Appointed at Combined O&EGM in April 2004
(8) The composition of the Supervisory Board will change following Sagem's takeover of SNECMA
(9) for 2003, paid in 2004 (in thousands of €)

- Executive Board at 31 December 2004

NAME	FIRST NAME	Age Date on which term of office ends (4)	COMPANIES IN WHICH THE MEMBERS OF THE SUPERVISORY BOARD ARE MANAGERS, EXECUTIVE DIRECTORS OR BOARD MEMBERS
Olivier	**Grégoire**	44 AGM 2005	• Sagem: Chairman of the Executive Board • Imerys: Member of the Supervisory Board • Wendel Investissement: member of the Board of Directors (1)
Buffenoir	**Thierry**	45 AGM 2005	• Director, Mobile Phones Division
Paccard	**Jacques**	60 AGM 2005	• Director, Aerospace and Defence Division (1)
Penalver	**Georges**	49 AGM 2005	• Director, Internet and Terminals Division and European Sales and Marketing Division (1)
Philippe	**Hervé**	47 AGM 2005	• Chief Financial Officer • NRJ: Member of the Supervisory Board (2)

(1) Appointed by Supervisory Board in April 2001
(2) Appointed by Supervisory Board in April 2003
(3) Appointed by Supervisory Board in February 2004
(4) The composition of the Executive Board will change following Sagem's takeover of SNECMA

- Management committee

Grégoire Olivier	Chairman of the Executive Board
Thierry Buffenoir	Director, Mobile Telephone Division
Dominique Castera	Director, Human Resources
Armand Dupuy	Director, Research and Development
Francis Gaillard	Chief Administrative Officer
Jean-Paul Jainsky	Director, Security Division
Pascal Labarthe	Purchasing Director
Xavier Lagarde	Director, Manufacturing and Quality
Jacques Paccard	Director, Defence and Security Division
Georges Penalver	Director, Internet and Terminals Division
Hervé Philippe	Chief Financial Officer
Patrick Sevian	Director, Networks Division

6.1.1. Operation of the Executive and Supervisory Boards

6.1.1.1 Executive Board

The Company is managed by an Executive Board under the supervision of the Supervisory Board. The Supervisory Board determines how many people shall sit on the Executive Board, although the maximum number of members is seven. Members of the Executive Board may but need not be shareholders, but they must be natural persons.

The members of the Executive Board are appointed by the Supervisory Board. They may be removed from office by the Ordinary General Meeting of Shareholders or by the Supervisory Board. Employment contracts any members of the Executive Board may have with the Company shall not be terminated when they are removed from the Executive Board.

Members of the Executive Board are appointed for a four-year term, after which the entire Board will be renewed, in other words after the Annual General Meeting held in the fourth year after their appointment. Members of the Executive Board may be re-appointed.

Nobody aged over 66 may be appointed to the Executive Board. Any members of the Board in office shall be deemed to have resigned at the end of the financial year in which they reach this age.
The Supervisory Board shall elect one of the members of the Executive Board as Chairman. The Chairman of the Executive Board will represent the Company in its dealings with third parties. The Supervisory Board may change the Chairman of the Executive Board as and when it sees fit.

All deeds and documents executed by the Chairman of the Executive Board shall validly bind the Company vis-à-vis third parties.
The Executive Board shall meet as and when dictated by the Company's interests. Meetings will be called by the Board Chairman or at least half of the members, and shall be held at the registered office or in any other place stated in the notice of the meeting. The agenda will be determined at the meeting. The Chairman of the Executive Board shall chair meetings. The Executive Board will appoint a secretary, who may but need not be a member of the Board.

The Executive Board's decisions must be approved by a majority of its members, and voting by proxy is not authorised. The Chairman shall have the casting vote in the event of a tie. Decisions shall be recorded in minutes drawn up in a special minutes book and signed by the members of the Board who attended the meeting.

The Executive Board is vested with the broadest powers to act in all circumstances in the Company's name with regard to third parties, within the scope of the Company's objects and subject to those expressly reserved by law to the Supervisory Board and to meetings of shareholders.

However, the following decisions by the Executive Board shall be subject to the prior authorisation of the Supervisory Board:

- issues of any kinds of investment securities that are liable to entail a change in the share capital,
- major decisions to establish operations abroad, directly by the establishment of companies, or through direct or indirect subsidiaries or by the acquisition of interests, or decisions to close down said operations.
- major operations that are liable to affect the Group's strategy and to change its financial structure or the scope of its operations.

Assessment of the significant nature of the decision or transaction is the responsibility of the Executive Board.

The Executive Board shall obtain authorisation from the Supervisory Board for the following transactions whenever such a transaction exceeds an amount of forty million euro:

- purchase or sale of property,
- acquisition or disposal of interests in any existing or future company, involving the creation of any company, group or institution, subscriptions to any issue of shares, ownership rights or bonds, apart from cash transactions,
- any exchange, with or without all balancing cash adjustments, relating to assets or securities, apart from cash transactions,
- in the event of any dispute, signature of any agreement and transaction, acceptance of any settlement,
- collateral on the company's assets

Likewise, the Executive Board shall obtain authorisation from the Supervisory Board for the following transactions whenever such a transaction exceeds an amount of one hundred and fifty million euro:

- the granting or contracting of any loan, credit and advance,
- the acquisition or disposal of any receivable, by any means.

Likewise, the Executive Board shall obtain the authorisation of the Supervisory Board whenever it provides a surety bond, endorsement or financial guarantee in the Company's name that exceeds the global limit or maximum amount set per authorised commitment by the Supervisory Board each year.

It shall report to the Supervisory Board once a year on the use made of such authorisations.

The Executive Board shall convene all General Meetings of Shareholders, draw up the agendas for said meetings and implement their decisions.

The Executive Board shall submit a report to the Supervisory Board once a month. Within three months following the closing of each financial year, it shall submit the company and consolidated financial statements as well as the management report that will be submitted to the General Meeting of Shareholders called to approve the financial statements for the year under review.

Lastly, the Executive Board must forward the projected management documents and related reports to the Supervisory Board within eight days of their being drawn up.

6.1.1.2 Supervisory Board

The Supervisory Board determines the method and amount of remuneration for each of the members of the Executive Board, and sets the number and terms of share subscription or purchase options that may be granted to them.

The Executive Board is supervised by a Supervisory Board composed of at least three members and no more than eighteen members, subject to any special exceptions to this rule allowed in the context of a merger. Members may include representatives of employee shareholders and the representatives of the State appointed pursuant to Article 12 of the Act of 25 July 1949. Members[7] may be natural persons or legal entities, but must be shareholders. Members are appointed by the Ordinary General Meeting of Shareholders, which may remove them from office at any time.

Legal entities appointed to the Supervisory Board must appoint a permanent representative, who shall be bound by the same terms and obligations as if he were a member of the Board in a personal capacity.

Whenever a legal entity dismisses its permanent representative, it must immediately appoint a replacement. This rule also applies in the event of the death or resignation of a permanent representative.

Members of the Supervisory Board may not sit on the Executive Board. Any members of the Supervisory Board who are appointed to the Executive Board will forfeit their seat on the Supervisory Board when they accept the seat on the Executive Board.

Members of the Supervisory Board other than representatives of the State must each own at least twenty ordinary shares during their term of office. All such shares are registered shares.

Members of the Supervisory Board are appointed for a term of six years, subject to the provisions relating to renewal and the limitations set forth below:

No more than one-third of the members of the Supervisory Board in office may be aged over 70, rounded up to the next whole number of members.

[7] *In addition to those members appointed pursuant to the law, the agreement signed on 21/12/2004 grants the State a right to have a non-voting representative on Sagem's Supervisory Board (cf. §3.2.1.7).*

If this limit is exceeded, the Supervisory Board shall select the members who shall be deemed to have resigned, on the understanding that those members holding or who have held the office of Chairman of the Supervisory Board or Vice Chairman shall be the last to resign.

In the event one-third of the members of the Supervisory Board are aged over 70 and all of them have held the office of Chairman or Vice Chairman of the Supervisory Board, the eldest of them shall be deemed to have resigned.

Compliance or non-compliance with the maximum limit of one-third of the members of the Supervisory Board aged over 70 shall be assessed and recorded once a year at the last meeting of the Supervisory Board held in the calendar year. At this meeting, the Board shall select the member or members who shall be deemed to have resigned with effect on 31 December of the current year and, if necessary, shall provisionally appoint new members to replace the outgoing members, with effect from 1 January of the following year.

Such new members shall only be appointed for the remainder of their predecessors' term of office.

They may be re-appointed, subject to compliance with the foregoing rules on age limits.

The Supervisory Board shall elect a Chairman and a Vice Chairman from those of its members who are natural persons, with the duty of calling and chairing meetings. They shall be appointed for their terms of office as members of the Supervisory Board.

The Board shall determine their remuneration, as applicable.

The Chairman shall inform the statutory auditors of any agreements entered into between the Company and a member of the Executive Board or a member of the Supervisory Board and, more generally, of any agreement of the type referred to in Article L. 225-86 of the Commercial Code.

The appointments of the Chairman and Vice Chairman shall end no later than at the close of the first Ordinary General Meeting of Shareholders to be held after they reach the maximum age limit specified in Article 24 (70). However, at the Board meeting held after said General Meeting the Supervisory Board may extend said age limit once or more than once, for a maximum of three years in total.
The Board may also appoint a secretary, who may but need not be a shareholder.

Duties and powers of the Supervisory Board

1. The Supervisory Board exercises permanent supervision over the Company's management by the Executive Board in accordance with Article L. 225-68 of the Commercial Code. In this respect, it shall conduct any verification and controls it deems appropriate and may obtain the disclosure of any document it considers useful for the fulfilment of its duties.

2. The Supervisory Board may, within the limits that it sets, authorise the Executive Board, with the right to delegate, to sell property, sell participating interests in whole or in part, and provide security, surety bonds, endorsements and guarantees in the Company's name.

   The Company cannot invoke lack of authorisation with regard to third parties, unless the Company can prove that third parties had knowledge thereof or could not be unaware thereof.

3. It authorises the agreements provided for under Article L. 225-86 of the Commercial Code.

4. It shall submit its comments on the Executive Board's report and on the annual financial statements to the Annual Ordinary General Meeting.

5. It shall decide on the transfer of the registered office in the same French *département*[8] or in a neighbouring *département*, provided that such decision is ratified by the next Ordinary General Meeting.

6. The Supervisory Board may grant one or more of its members all special mandates for one or more specific purposes.

---

[8]Translator's note : administrative division of territory in France

Non-voting members of the Board ("Censeurs")
The Supervisory Board may appoint a maximum of two non-voting members of the Board (*censeurs*) chosen for their expertise, who must be natural persons and who may but need not be shareholders. These non-voting members shall advise and inform the Supervisory Board. They shall attend meetings of the Supervisory Board in an advisory capacity, and may not be represented if they are unable to attend.

They are bound by the same confidentiality obligations as other members of the Supervisory Board.

They shall be appointed for four years.

The age limit for non-voting members is 66. Any non-voting member who reaches this age shall be deemed to have resigned.

Non-voting members may receive remuneration, to be drawn from the board fees allocated to members of the Supervisory Board.

6.1.1.3 Report by the Chairman of the Supervisory Board

Ladies and gentlemen,

In accordance with Article L. 225-68 of the Commercial Code, I will now report to you on the preparation and organisation of the Supervisory Board's work and on the internal control procedures implemented by the Company. This report describes internal control procedures in use within Sagem SA during the 2004 financial year.

Since it was set up in 2001 and 2002, following the change of the Company's legal form to that of a Company with an Executive Board and a Supervisory Board, the Supervisory Board of Sagem S.A. has established four committees (Strategic Committee, Remuneration and Options Committee, Audit committee, Supervisory Board Members Selection Committee). As from the beginning of May 2002, its operation is governed by internal rules that incorporate most of the recommendations on corporate governance.

A memorandum intended for the group's corporate officers sets forth the legal rules and AMF recommendations governing the ownership, purchase and disposal of Sagem S.A. securities.

I. PREPARATION AND ORGANISATION OF THE SUPERVISORY BOARD'S WORK

SUPERVISORY BOARD

Members (at 31.12.2004)

The Supervisory Board has 12 members with an average age of 60 years.

The Supervisory Board followed the recommendations of the AFEP-MEDEF report of October 2003 and reviewed the situation of each of its members in the light of the independence criteria defined in the aforementioned report.

The Supervisory Board decided that Mrs Lauvergeon and Messrs Chodron de Courcel, de Combret, Guena, Lucas and Vatier should be regarded as independent members of the Supervisory Board. Thus, 6 of the 12 members of the Supervisory Board are independent and they represent more than one third of the members of the Board.

Members of the Supervisory Board
Members of the Supervisory Board each own at least 20 shares, in a personal capacity, in accordance with the Articles of Association. Each member of the Supervisory Board of Sagem S.A. must refrain from trading in the shares of companies in respect of which they have insider information.

Officers and any person or entity with whom they are closely related must declare any trading in Sagem SA shares, in accordance with the Monetary and Financial Code (Article L. 621-18-2) and the AMF's General

Regulations (Articles 222-14 and 222-15). The AMF has also recommended that Sagem should publish a half-yearly report on trading in Sagem shares by corporate officers.

Operation of the Supervisory Board

The Supervisory Board shall be convened by any means, in accordance with the law, the Articles of Association and the internal rules. It shall meet at least four times a year; in particular, to approve the company and consolidated financial statements and to review the quarterly report of the Executive Committee. At least once a year, an item on the agenda is devoted to assessing the operation of the Board.

Likewise, it shall deliberate on risks of any kind to which the Company is exposed.

Each member shall be provided with the information he needs to carry out his assignment, in particular, to prepare each Board meeting.

Moreover, each member of the Supervisory Board shall be provided with all relevant information on major events for the Company.

Each member of the Supervisory Board may, where appropriate, ask for the training he needs to carry out his mandate.

Powers of the Supervisory Board

The Company's Articles of Association and the internal rules of the Supervisory Board stipulate that the prior authorisation of the Supervisory Board is required for the following decisions:

- issue of any kind of investment securities liable to entail a change in the share capital,
- major decisions to establish operations abroad, directly by the establishment of companies, or through direct or indirect subsidiaries or by the acquisition of interests, or decisions to close down said operations.
- major operations that are liable to affect the Group's strategy and to change its financial structure or the scope of its operations.

The assessment of the significant nature of the decision or transaction is the responsibility of the Executive Board, regardless of the amounts in question.

Moreover, the authorisation of the Supervisory Board is required for the following transactions whenever such a transaction exceeds an amount of €40 million (capped at €20 million until the General Meeting held on 20 December 2004 which increased the limit in view of the planned merger with SNECMA):

- purchase or sale of property,
- acquisition or disposal of interests in any existing or future company, involving the creation of any company, group or institution, subscriptions to any issue of shares, ownership rights or bonds, apart from cash transactions,
- any exchange, with or without all balancing cash adjustments, relating to assets or securities, apart from cash transactions,
- in the event of any dispute, signature of any agreement and transaction, acceptance of any settlement,

Likewise, the authorisation of the Supervisory Board is required for the following transactions whenever such a transaction exceeds an amount of €150 million (capped at €100 million until the general meeting held on 20 December 2004 which increased the limit in view of the planned merger with SNECMA):

- the granting or contracting of any loan, credit and advance,
- the acquisition or disposal of any receivable, by any means.

Likewise, the authorisation of the Supervisory Board is required for any surety bond, endorsement or financial guarantee issued in the Company's name that exceeds the global limit or maximum amount set by the Supervisory Board per authorised commitment each year. For 2004, this limit was €150 million.

The Executive Board shall submit a progress report on the Company to the Supervisory Board at least once a quarter. It shall also submit, within three months following the closing of each financial year, the company and consolidated financial statements, the management report to the General Meeting of Shareholders called to

approve the financial statements for the year under review and the press release on the results to the Supervisory Board for verification and control.

Lastly, the budgets for the current year are submitted to the Supervisory Board at the first meeting of the year. It shall be informed of any revisions thereof made during the year.

The Board shall set the remuneration of corporate officers.

Activity of the Board in 2004

The Supervisory Board held 7 meetings in 2004.

The attendance rate at Supervisory Board meetings was 88%.

The Board approved the 2003 company financial statements as well as the quarterly and half yearly financial statements and devoted the first meeting of 2005 to a review of the 2004 company financial statements and the 2005 budget.

The Board deliberated on planned financial transactions, such as the merger with SNECMA.

Review of the operation of the Supervisory Board

The operation of the Supervisory Board was reviewed with the help of Mr Vatier, Chairman of the Bar Council, who was designated by the Supervisory Board for that purpose. He asked all Board members for their opinion of the operation of the Board and their suggestions for improvement. Mr Vatier presented his findings to the Supervisory Board meeting of 5 February 2004.

SUPERVISORY BOARD COMMITTEES

The Supervisory Board may set up one or more special committees.

The Board's internal rules provide for decisions in certain fields to be prepared by special Committees composed of members of the Supervisory Board, appointed by the Board for this purpose. These special committees review the matters within their remit and submit their opinions and proposals to the Board. There are four Committees: the Audit Committee, the Remuneration and Options Committee, the Supervisory Board Members Selection Committee and the Strategic Committee. Written minutes are drawn up for the meetings of each of said Committees. The term of office of members of special committees coincides with their term of office as member of the Supervisory Board and may be renewed when their term of office as member of the Supervisory Board is renewed.

AUDIT COMMITTEE

Composition and responsibilities

The Audit Committee is comprised of 3 members, Messrs Mario Colaiacovo, Chairman of said Committee, Michel Toussan and Michel Lucas, and has the following assignments:

a) in the scope of the review of accounting and financial documents:

- to review the draft half-yearly and annual company and consolidated financial statements prepared by the financial department before these are submitted to the Supervisory Board and, in particular, to review any changes to accounting methods and rules applied in preparing the financial statements,
- to review the financial documents issued by the Company at the time of drawing up the annual financial statements and if need be to express an opinion thereon,
- to oversee the quality of procedures to ensure compliance with stock market regulations,
- to review draft financial statements for the requirements of special transactions, such as contributions, mergers, payment of interim dividends, etc. made necessary by market transactions,
- to review the authorisation requests submitted by the Executive Board to the Supervisory Board in connection with major purchases or disposals and capital increases.

b) In the scope of the internal and external audit of the Company:

- to review proposals to appoint statutory auditors of the Company and their remuneration,
- to review each year with the statutory auditors:
  - ► their audit plan and conclusions,
  - ► their recommendations.
- to review the follow up of recommendations made by the statutory auditors.
- to assess, with the Administrative Department, the group's internal control systems,
- to review, with the Administrative Department, objectives, work schedule and plans of action in the field of internal control:
  - ► the findings of their audit and actions,
  - ► their recommendations and the follow up given thereto,
- to review the programme and the results of the internal audit to check that the procedures used to draw up the Company's financial statements give a fair view of the Company and comply with accounting rules,
- to assess the reliability of the systems and procedures used to prepare the financial statements and the validity of decisions taken for the treatment of major transactions,
- to review the reporting of accounting information from foreign subsidiaries.

Activity of the Audit Committee

The Audit Committee met four times in 2004. The attendance rate of its members at meeting was 92% in 2004.

The Chairman of the Committee reported to the Supervisory Board on the Committee's work.

Each time the financial statements are drawn up, the Committee listens to the Statutory Auditors, after the presentation of the financial statements and of risks made by the Financial Department and the presentation of internal audit procedures by the Administrative Department.

The Statutory Auditors attend meetings of the Audit Committee, unless the Committee decides otherwise.

During 2004, the Committee reviewed the draft annual and half-yearly consolidated financial statements before they were submitted to the Supervisory Board and expressed its opinion on said financial statements. In particular, it checked that provisions were adequate in relation to the main risks identified. It closely monitors the change in overheads.

The Group's balance sheet and off-balance sheet structure were presented to the Committee.

At its first meeting held on 14 February 2005, the Audit Committee heard the Chief Financial Officer's presentation of the Company's global risk management policy. Mapping of the group's risks is currently underway and several meetings have been held within Sagem's operational divisions and with the Financial Risks and Operations department. This should enable us to map risks for all the operational divisions by the end of 2005.

Risk mapping for the functional departments was summarised at a meeting of the Executive Board, and the main potential risks were identified and ranked. The biggest risks envisaged are those related to product quality, failure of key suppliers, and potentially serious law suits against the group.

The group plans to implement a plan for monitoring the main risks, with the aim of improving risk management.

REMUNERATION AND OPTIONS COMMITTEE

Composition and responsibilities

Composed of three members, Messrs. Mario Colaiacovo, Chairman, Bernard Vatier and François de Combret, the Remuneration Committee:

- proposes to the Supervisory Board the criteria for setting the remuneration of Board members, including benefits in kind, health or retirement benefits and remuneration of any kind received from any of the companies of the Group. It oversees application of said criteria, in particular, with regard to calculating the variable part,
- informs the Supervisory Board of the policy for allocating stock options and gives an opinion on the list of beneficiaries,
- is informed of the Group's remuneration policy, in particular, in respect of the top executives.

Activity of the Remuneration and Options Committee

The Remuneration Committee met five times in 2004. The attendance rate of its members was 100%.

SUPERVISORY BOARD MEMBERS SELECTION COMMITTEE

Composition and responsibilities

The Committee is comprised of the Chairman of the Supervisory Board, Mr Mario Colaiacovo and Messrs Bernard Vatier and Michel Lucas, and is chaired by Mr Mario Colaiacovo. The Committee is responsible for making proposals to the Supervisory Board on the appointment of members and on the replacement of corporate officers, in particular, in the event of an unforeseen vacancy.

The Selection Committee prepares issues related to corporate governance for review by the Supervisory Board. It conducts the assessment of the Supervisory Board. It makes a proposal to the Supervisory Board on the presentation of its members in the annual report and in particular, proposes the list of independent members.

It makes all proposals relating to the composition of the Board. The Chairman of the Selection Committee is informed prior to the appointment of any member of the Group's Management Committee.

Activity of the Selection Committee

The Selection Committee held two meetings in 2004, which were attended by all its members.

The Committee discussed the composition of the Board and how it should develop in the future, in particular, in the light of the recommendations of the AFEP-MEDEF report.

STRATEGIC COMMITTEE

Composition and responsibilities

This committee has three members: Mr Mario Colaiacovo, Chairman, Mrs Anne Lauvergeon and Mr François de Combret. The Committee is responsible for reviewing and assessing any investments and divestments planned by the Company that could have a major impact on the Company in terms of external and internal expansion. Meetings are called by the Chairman of the Supervisory Board or by half of its members.
The Chairman of the Executive Board attends this Committee's meetings.

Activity of the Strategic Committee

This Committee met three times in 2004, with an attendance rate of 100%, and it has already met in 2005 to review various projects.

STATUTORY AUDITORS

The Company's financial statements are jointly audited and certified by Deloitte & Associés, represented by Messrs Picard and Battisti, and by Constantin Associés, represented by Mr Seguret.

The Statutory Auditors were appointed for six years by the General Meeting of 21 April 2004.

Their terms of office end at the close of the General Meeting scheduled in 2010.

II. EXISTING INTERNAL CONTROL PROCEDURES

General Internal Control Environment

a) External factors

In view of the areas in which its technologies are used (defence, avionics, telecommunications, etc.) and the high profile of its customers (army, government, operators, etc.), Sagem is used to operating in a regulated and controlled environment, and to meeting high standards of quality and compliance as regards technical aspects (certification, customer quality audits) and business aspects (export licences, cost of public contracts). Sagem was quick to organise its activities in such a way as to successfully meet these requirements, namely by implementing sophisticated quality control procedures.

b) Internal factors

Internal "quality" manuals cover all aspects of research, procurement, manufacture and in many cases sales and marketing and business management, defining the group's objectives and standards of quality. Group methodology, which is usually based on the organisation of operations and the pooling of tasks, responsibilities and decisions within multidisciplinary teams composed of the so-called "three partners", namely product, research and production managers, also contributes to developing a culture of staff involvement and collegiality within Sagem which increases the effectiveness of controls and fosters responsible behaviour. The number of employees who hold shares in the Company is another important factor in staff motivation.

c) Accounting environment

In addition to the applicable accounting and financial regulations, Sagem complies with the chart of accounts for the aeronautics and aerospace industries. Furthermore, the policy of frequent reporting facilitates permanent control of the quality of the accounts and the reliability of forecasts.

The SAP R/3 system's financial applications keep track of all automated accounting processes. Preparations for the application of IFRS as from the 2005 financial year at all entities consolidated by Sagem as at 31.12.04 also provided an opportunity to conduct a thorough review of the accounting rules and methods used, and to inform subsidiaries of the internal rules, of IFRS rules and the options chosen for adoption of IFRS within the group, and to organise training for them.

Organisation – Who is involved in Internal Control?

a) General internal control: organisation, main players, role

Sagem's organisation is based on the separation of management tasks, on the one hand, and supervisory and strategic validation tasks, on the other hand, and also on the principle that operational units are given a large degree of autonomy, counterbalanced by the setting of objectives and the monitoring of results and operations. Operational units are backed up by functional departments which define processes and/or draft operating rules

and standards, are involved in the allocation of resources, and which contribute their expertise in the prevention, control and management of risks and the creation of synergies.

Internal control is essentially the responsibility of:

- Steering: the Supervisory Board authorises the group strategy proposed by the Executive Board. The Executive Board implements the authorised strategy and determines the general operational objectives and allocates the resources. The Management Committee coordinates implementation of decisions by the Executive Board. The heads of the various Divisions and Subsidiaries pass these decisions down through their structures and verify implementation.
- Operations and their supervision: the Divisions/Activities, which have authority over the various Centres, Subsidiaries and foreign Establishments, and whose work methods are based on the "three partners" structure already discussed.
- Support: the functional departments in that they define the scope of action, delegate actions to operational entities, verify proper performance of tasks, recommend steering tools and processing tools and encourage pooling of good practices, methods and procedures.
- The Finance Department is responsible for detecting asset risks (protection of resources and financial transactions, security of assets, insurance, etc.) and protecting the company against these risks, regulatory watch (legal, tax, etc.), and protecting the corporate image (institutional and financial communication). Through the foregoing and its role in the execution of financial operations and transactions, its purpose is to guarantee the security of the company's financial operations;
- The Administrative Department is responsible for control and analysis (management and budget controls, analysis of operational performance, audits) and develops and manages the related processes for circulating information and documenting control procedures (management and reporting applications, budget and reporting procedures, auxiliary and cost accounting). This is a key tool for detecting risks inherent in achieving objectives.

b) Accounting and financial controls: organisation, main players, roles

The accounting function is organised according to the type of data processed:

- tasks pertaining to everyday, recurrent operations (purchases, production, sales, personnel, banks, etc.) are highly automated and usually carried out at source, in a decentralised manner (in the centre, division or subsidiary);
- assessments and estimates for accounting purposes are carried out by the person or department which knows most about the operations, risks and related factors and has the best understanding of the financial implications. Accordingly, these tasks are usually delegated to the management departments in the centres, divisions or subsidiaries;
- lastly, the centralisation and consolidation of data and the preparation of summary statements, as well as accounts entries, are the responsibility of the Company and Consolidated Accounts Department, which also manages the chart of accounts, drafts the accounting rules and methods and monitors implementation thereof.

c) Independent controls and assignments

Independent controls of the internal control procedures and their effectiveness are performed by:

- the Supervisory Board's Audit Committee, which hears the statutory auditors' report on their assignment, examines the financial statements and accounting procedures presented by the Executive Board and management and also looks at how they were prepared, as well as examining operational and risk control procedures;
- the statutory auditors, who organise interim reviews as part of their assignment to verify and audit the company and consolidated financial statements. The purpose of the interim reviews is to assess the reliability of the procedures implemented in the various cycles involved in preparing accounting and financial information.

In addition to controls by the foregoing, an Internal Audit Department was set up in 2002 within the Administrative Department and its role was reinforced in 2004. A Charter defines its responsibilities, which include the development of a cyclical control programme for group Centres and Subsidiaries and, after reviewing their operations, files, accounting and financial information and internal control procedures, it recommends ways of improving corporate governance, security and the effectiveness of processes (in particular, accounting and financial processes), or of further protecting the company's assets and improving compliance with regulations and rules of conduct.

General internal control procedures

a) Control of regulatory risks

Legal risks relating to commercial regulations and French company law are monitored by the Legal Department through its standards and legislation watch. The Legal Department is organised according to areas of expertise. Each specific field of legislation (labour law, products, the environment, accounts, tax, etc.) is monitored by a specialist team, and information is circulated to the operational units.

b) Control of risks relating to confidentiality

Policies exist to ensure the confidentiality of information communicated both internally and externally. Information is protected directly through restricted access, while the security of the computer system also plays a key role in protecting information and knowledge (networks, applications and data are protected against failures or hacking).

c) Control of accounting risks

Accounting risks are assessed at various levels: the risks of errors or omissions in processing information are monitored through the procedures designed to detect problems, consistency checks, and regular analyses and checks of supporting documents. The risk of unreliability arising from inappropriate estimates or valuations is reduced by the policy of frequent and regular account cut-offs and by predefined calculation methods that allow the personalisation, based on semi-automatic costings, of the most significant estimates and valuations.

d) Investment controls

Strategic investments and investments necessary to achieve objectives set are the subject of centralised controls and a centralised authorisation procedure.

Plans to acquire companies or businesses must be approved by the Executive Board and the more important acquisitions will also be reviewed and assessed by the Strategic Committee before being presented to the Supervisory Board for approval. The originators of the proposed acquisition and the support functions are responsible for completion of the acquisition on the approved terms and for monitoring the legal and financial consequences.

A new procedure was introduced in 2004 for the selection and authorisation of industrial investments, adding the preparation of long-term investment plans to the traditional signature circuits. Above a set amount, projects must be authorised by the Executive Board.

e) Control of commitments

The company's financial commitments must comply with the limitations specified in the Articles of Association and need to be approved by the Supervisory Board on an annual basis or as and when they arise.

The rule for contractual commitments is that all contracts must be reviewed or drafted by a lawyer during the negotiations conducted by operational staff. Division heads have been delegated authority to sign contracts subject to predefined limitations as regards their type, term and the amount involved. The person who negotiates a contract is responsible for monitoring execution of the contract and the fulfilment of all contractual obligations.

The Group policy on purchasing is based on selection and accreditation processes for suppliers and the definition of needs based on programmes and projects, together with an expense authorisation procedure that involves different levels of authorisation depending on the type of commitment. The amount of commitments, terms and actual expenditure is also controlled in the general supervision, management control, accounting and payment processes.

f) Operational controls

The operational departments are free to organise and conduct their operations as they see fit within the limits of the delegations granted and the objectives assigned. Because of the diversity of the group's activities, customised internal control systems are used to control operations. Line management is responsible for such internal controls, which consist of mechanisms for circulating instructions, methods, appropriate indicators for monitoring business and results, procedures for delegating authority, and the corresponding supervision.

Operational controls are based on the three main components of management control: budget procedures, reporting procedures and budget control.

g) Controlling subsidiaries (operational, financial, legal)

Sagem is usually the majority shareholder of a subsidiary, or jointly manages and governs the company. Decisions to acquire controlling interests or holdings in companies, or to acquire business branches, by subsidiaries must be approved by Sagem SA in the same way as direct investments by the parent company.

Operational subsidiaries are placed under the responsibility and control of a Division/Activity, which is responsible for introducing and implementing group standards as regards the organisation of internal control and compliance with procedures.

The initial operational control of the subsidiaries is the role of the Divisions/Activities through supervision of rules on delegation of authority established with the subsidiary's management. Internal limitations on the powers of legal representatives, compatible with their management functions and with the applicable regulations are being drawn up at subsidiaries.

As well as reporting to the Divisions/Activities and to group internal management control, subsidiaries must also report to the relevant Head Office departments. The subsidiary's management and the Division/Activity to which it reports must comply with a dedicated budget control procedure, under the same conditions and with the same operational monitoring objectives as described above for Divisions/Activities.

The group procedure introduced by the Audit Department for the 2003 financial statements consisting of the issue of letters of confirmation at year-end by the individuals responsible for the operations and finances of consolidated subsidiaries was extended in 2004 to cover internal control procedures and the security and compliance of operations in 2004. Together with internal and external audits, this procedures forms part of the internal processes for financial control and approval of the subsidiaries' financial statements.

h) Combating fraud

In addition to the policy for selecting partners (suppliers, service providers, customers, banks, etc.), external fraud is prevented by vigilant monitoring of bank transactions and payments. Bank transactions are protected by various technological safeguards and the use of secure data transmission systems. Manual and automated procedures for preventing forgery of cheques or other banking instructions are also implemented.

The prevention of internal fraud and the prevention and detection of collusion to defraud relies on the careful selection and regular turnover of people in potentially sensitive positions, the pooling of tasks, and a combination of supervisory methods using different control techniques (control by line management, joint controls, etc.) adapted to the particular context.

i) Risk mapping

In 2004, Sagem, through the Financial Risks and Operations Department, initiated a formal process of systematically mapping its risks with the contribution of "owners" and managers of the risks. The aim is to gradually extend this risk mapping to all its activities, and then to update it regularly, so that managers can

modify their control and protection solutions as necessary and those responsible for controls can better assess the relevance and efficiency of the internal control procedures.

Internal control procedures relating to the preparation and processing of accounting and financial information

a) Company financial statements

The frequency of the accounting cut-offs introduced in the reporting procedure discussed above, and the identical accounting and management reporting sources, means that two departments collaborate very closely in the preparation of the annual financial statements: the Company and Consolidated Accounting Department standardises, plans, centralises and reviews upstream accounting work in order to check its reliability and uniformity; the Management Control Department coordinates the timing, sequence and execution of accounts closing operations and monitors feedback of information from the operational entities' management control departments, in particular their operating figures.

Periodic cut-offs for reporting and budget control purposes, and the statutory auditors' review of the quarterly statements, mean that analyses and assessments are made throughout the year which contribute to the efficiency of the annual accounts closing process.

b) Consolidated financial statements

The subsidiaries' reporting procedures mean that summary reports that take into account the subsidiaries' contribution to turnover and operating results are prepared frequently. The accounts are matched and fully consolidated at the end of each quarter at the least.

Accounts are consolidated using one of the top software applications currently available, which is also used by most of the consolidated subsidiaries.

Control of the consolidation process relies to a large extent on the controls of financial data described in the section on controls of subsidiaries, and in particular on internal and external audits. In particular, for the purposes of the annual accounts consolidation, the Group's statutory auditors coordinate local auditors so as to carry out local audits and communicate the findings within a schedule that is compatible with Sagem S.A.'s accounts cut-off date and the time needed to prepare its financial statements.

c) Preparation, adoption and approval of annual financial statements

Draft company financial statements are reviewed actively and thoroughly by the Financial and Administrative Departments.

The Executive Board then examines the financial statements and interviews any relevant individuals before deciding to adopt the statements and submit them to the Supervisory Board for approval.

The Supervisory Board's Audit Committee meets shortly before the Board meeting, inviting the Financial and Administrative Directors and the statutory auditors to provide explanations and report on controls made in the course of their audit, respectively. The Supervisory Board then votes on the financial statements, as presented.

The calling of the General Meeting of Shareholders signals the end of the process. Information on the annual financial statements is displayed on the institutional web site and communicated in a press release before the shareholders are asked to approve the financial statements.

6.1.1.4 Statury auditors' report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Supervisory Board, on the internal control procedures relating to the preparation and processing of financial and accounting information

Constantin Associés
26, rue de Marignan
75008 PARIS

Deloitte & Associés
185, avenue Charles-de-Gaulle
92200 NEUILLY-SUR-SEINE

SAGEM SA

Société Anonyme

Le Ponant de Paris
27, rue Leblanc
75015 PARIS

Statutory auditors' report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Supervisory Board of SAGEM SA, on the internal control procedures relating to the preparation and processing of financial and accounting information

For the year ended December 31, 2004

In our capacity as statutory auditors of SAGEM SA (the "Company"), and in accordance with article L.225-235 of the French Commercial Code, we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L.225-68 of the Commercial Code for the year ended December 31, 2004.

It is the Chairman of the Supervisory Board to give an account, in his report, notably of the conditions in which the tasks of the Supervisory Board are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the description of the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Supervisory Board's report, prepared in accordance with article L.225-68 of the Commercial Code.

Paris and Neuilly-sur-Seine, February 28, 2005
The Statutory Auditors

Constantin Associés	Deloitte & Associés	
Jean-Paul SEGURET	Philippe BATTISTI	Jean-Paul PICARD

6.1.1.5 Trading in Company shares by corporate officers or individuals or legal entities with whom they are closely related

DECLARATION BY THE CORPORATE OFFICERS OF SAGEM S.A. OF TRADING IN THE COMPANY'S SECURITIES DURING 2004

	GROSS FLOWS *		POSITIONS OPEN on the last day of the financial year	
	Purchase	Sale	Buy positions	Sell positions
Number of corporate officers concerned	8	2	None	None
Number of securities	53,968	11,456	*Call* bought None *Put* sold None Forward purchases None	*Call* sold None *Put* bought None Forward sales None
Weighted average price	56.39	90.81		

* including purchases made upon exercise of purchase options and sales to finance said purchases

6.2. Remuneration of corporate officers

6.2.0. Remuneration of corporate officers

Members of the Supervisory Board bodies were allocated board fees of 300,000 euros in 2004 (*) for their responsibilities in controlled companies.

In 2004 the global amount of gross remuneration of the ten best paid members amounted to 1,909,000 euros (*)for the fixed portion and 1,054,000 euros(*)for the variable portion.

Remuneration paid in 2004 to the Chairman of the Supervisory Board, (1), the Vice Chairman of the Supervisory Board (2) and the Chairman of the Executive Board (3), and to four members of the Executive Board: Mr Buffenoir (4), Mr Paccard (5) Mr Penalver (6) and Mr Philippe (7):

(in thousands of euros)	**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	**(7)**
Remuneration paid by the Company							
Fixed portion	(**)750	60	537	142	224	162	137
Variable portion	162	16	374	85	117	57	41
Benefits in kind	0	0	0	0	0	0	0
Remuneration paid by controlled companies	0	0	0	0	0	0	0
Benefits in kind received from controlled companies	0	0	0	0	0	0	0
Board fees	42	34	0	0	0	0	0

(*) versus respectively in 2003: 229, 1,818 and 1,092 thousand euros
(**) same amount in 2003, of which €64,000 was paid in 2004
Three members of the Supervisory Board received a salary in 2004 in their capacity as Sagem SA employees: Mr Lagarde (fixed: one hundred and forty-five thousand euros; variable: ninety thousand euros; board fees: thirty thousand euros), Mr. Dupuy (fixed: one hundred and forty-eight thousand euros; variable: ninety-one thousand euros; board fees: thirty thousand euros), Mr Sevian (fixed: one hundred and thirty-six thousand euros; variable: fifty-three thousand euros).

The variable portion of the remuneration of corporate officers is calculated based on the achievement of objectives set at the beginning of the year. The corporate officers receive a portion of the remuneration based on the achievement of global objectives (for instance, level of turnover, operating income, operating assets, etc.) and a portion based on the achievement of individual objectives in their particular area of responsibility.

6.2.1 Purchase options

6.2.1.1 Summary table

Record of the allocation of share purchase options

INFORMATION ON SUBSCRIPTION OR PURCHASE OPTIONS						
	1998 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan
Date of the Meeting	19/05/1998	10/05/2000	24/04/2001	17/05/2002	23/04/2003	21/04/2004
Date of the Executive Board meeting (Board of Directors meeting prior to 24 April 2001)	19/05/1998	10/05/2000	24/04/2001	17/05/2002	23/04/2003	21/04/2004
Total number of shares that may be bought	265,500	219,240	230,000	200,000	180,000	150,000
of which: Number - corporate officers *(global information)*	39,900	20,580	64,634	47,133	36,167	39,000
Number - first ten employee allottees *(global information)*	85,050	47,460	35,000	37,334	32,667	25,000
Starting date for the exercise of options	19/05/2001	10/05/2004	24/04/2003	17/05/2004	23/04/2005	21/04/2008
Date of expiry	19/05/2005	10/05/2006	24/04/2006	17/05/2007	23/04/2008	21/04/2009
Purchase price	9.31	50.24	20.51	10.29	10.63	17.26
Methods of exercise (when the plan has several tranches)						
Number of shares bought by allottees at 31/12/2004	79,560			9,838		
Share purchase options cancelled during the year	0	0	0	0	0	0
Remaining share purchase options	133,474	32,340	267,448	219,122	210,087	150,000
Share purchase options remaining after division of par value*	667,370	161,700	1,337,240	1,095,610	1,050,435	750,000

* division of share par value by five, approved by Combined O&EGM on 20 December 2004

NB: these are exclusively share purchase options

6.2.1.2 Purchase options granted to each corporate officer and options exercised by them

The table below shows the number, expiry dates and prices of the share options granted to each of the corporate officers by the Company during the past year for duties and responsibilities discharged within the Company, and provides information on the exercise of options and on the ten Company employees (excluding corporate officers) who received the greatest number of share purchase options and purchased the greatest number of shares. Note that the companies affiliated to Sagem SA. do not grant share purchase options. Neither Sagem SA. nor its affiliated companies have granted share subscription options.

Allocation and exercise of share subscription or purchase options in 2004

Number of shares adjusted to reflect the division of the par value

SHARE SUBSCRIPTION OR PURCHASE OPTIONS GRANTED TO EACH CORPORATE OFFICER AND OPTIONS EXERCISED BY THE LATTER	Number of options allocated / shares subscribed or bought	Price	Expiry dates of the plan	Plan
. Options granted during the year to each corporate officer by the issuer and by any company included in the option allocation scope				
Olivier Grégoire	50,000	17.26	21/04/2009	2004
Paccard Jacques	25,000	17.26	21/04/2009	2004
Penalver Georges	25,000	17.26	21/04/2009	2004
Buffenoir Thierry	25,000	17.26	21/04/2009	2004
Philippe Hervé	17,500	17.26	21/04/2009	2004
Dupuy Armand	17,500	17.26	21/04/2009	2004
Lagarde Xavier	17,500	17.26	21/04/2009	2004
Sevian Patrick	17,500	17.26	21/04/2009	2004
. Options exercised during the year by each corporate officer				
Colaiacovo Mario	35,000	9.31	24/03/2004	1998
Dupuy Armand	26,250	9.31	24/03/2004	1998
Dupuy Armand	21,000	9.53	14/09/2004	1999
Lagarde Xavier	31,500	9.53	14/09/2004	1999
Paccard Jacques	31,500	9.53	14/09/2004	1999
Penalver Georges	31,500	9.53	14/09/2004	1999
Philippe Hervé	31,500	9.53	14/09/2004	1999
Sevian Patrick	31,500	9.53	14/09/2004	1999

ALLOCATION AND EXERCISE OF SHARE SUBSCRIPTION OR PURCHASE OPTIONS TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE	Number of options allocated / shares subscribed or bought	Weighted average price	Plan	Plan
. Options granted during the year by the issuer or any company included in the option allocation scope to the ten employees of the issuer and any company included in said scope with the highest number of options thus granted				
EMPLOYEES NOT HOLDING CORPORATE OFFICE	125,000	17.26	2004	
. Options held on the issuer and the companies mentioned above, exercised, during the year, by the ten employees of the issuer and said companies with the highest number of options thus bought or subscribed				
EMPLOYEES NOT HOLDING CORPORATE OFFICE	136,500	9.31	1998	
EMPLOYEES NOT HOLDING CORPORATE OFFICE	92,000	9.53		1999

NB: These are exclusively share purchase options

6.2.2. Regulated agreements

Two agreements were signed on 21 December 2004 in connection with the planned merger with SNECMA, in accordance with the regulations on privatisations. The agreements were authorised by Sagem's Supervisory Board on 20 December 2004, which was necessary because of the involvement of Mr Colaiacovo, a corporate officer in both companies. The first, called "industrial, commercial and financial cooperation agreement" was signed by Sagem and SNECMA (and a notice was published in the Journal Officiel [official gazette] on 2 December 2004). The second was signed by the State, Sagem and SNECMA and concerned strategic defence assets and subsidiaries and was designed to protect national interests and preserve national independence (cf. §3.2.1.7 of this report).

6.2.3. Loans and guarantees granted to corporate officers

None

6.3. Employee profit sharing schemes

6.3.1. Employee profit sharing and incentive plans

6.3.1.1 Incentive plan

Signed in 1987, the current incentive plan was renewed for the last time on 29 March 2002. It established an incentive plan calculated, for each calendar half-year, on the basis of growth in operating income and on the operating income achieved by the Company. The amount is capped at 5% of the payroll expense for the half year of calculation.

The profit-related bonus is paid to employees who have been on the Company's payroll for three months or more in proportion to the remuneration received by employees for the period of calculation. The amounts to be paid are determined on a six-monthly basis.

Employees have three possibilities for the appropriation of amounts:

- pay the profit bonus to the InterFund Company Mutual Fund which is mainly comprised of Sagem and Club Sagem securities
- receive the profit-related bonus
- pay the profit-related bonus into a multi-company mutual fund with a balanced and diversified investment policy, focused mainly on money market investments.

Results of incentive plan since 2000:

Reference year	Amounts (€ million)	% of payroll expense
2000	6.8	1.57%
2001	0.0	0.00%
2002	15.2	4.23%
2003	10.7	2.89%
2004	11.5	2.82%

6.3.1.2 Profit sharing agreement:

Sagem introduced the profit sharing scheme in1969 and the last addendum was signed on 26 June 1995.

The profit-related bonus is paid to employees who have been on the Company's payroll for three months or more in proportion to the remuneration received by employees for the period of calculation, within the limits of the maximum amount set by law.

Employees have three possibilities for the appropriation of amounts:

- pay the profit-related bonus to the InterFund Company Mutual Fund which is mainly comprised of Sagem and Club Sagem securities
- receive the profit-related bonus
- pay the profit-related bonus into a multi-company mutual fund with a balanced and diversified investment policy, focused mainly on money market investments.

Results of profit sharing plan since 2000

Reference year	Amounts (million of €)	% of the payroll expense
2000	5.2	1.22%
2001	0.0	0.00%
2002	0.0	0.00%
2003	18.5	5.03%
2004	15.5	3.82%

6.3.2. Options granted to the ten Company employees (excluding corporate officers) who received the greatest number of share purchase options and options exercised by the ten Company employees who thus purchased the greatest number of shares.

See table set out in 6.2.1.2

7. Recent developments and prospects for the future

7.1 Recent developments

7.1.0. SAGEM – SNECMA merger

On 29 October 2004 Sagem and SNECMA announced a plan to merge.

7.1.0.1. Reasons for the merger

This merger project reflects the two companies' shared conviction that demand for electronics technology in the civil and military aerospace industry will accelerate over the next few years.

The two groups will be merged to create a major player in the high technology sector.

This merger, by applying Sagem's expertise in electronics to the aeronautical equipment markets in which SNECMA operates, will enable the new group to become a world leader in onboard electronics for aircraft and helicopters. This is a fast-growing world market, with a high level of technology, in which Sagem's R&D teams combined with SNECMA's strong marketing position should enable the group to take a significant position.

The new group, with a total workforce of over 54,000, will be a leader in high-tech electronics and mechanics, with a global presence in four business areas:

- Propulsion,
- Aerospace equipment,
- Telecommunications,
- Defence and Security.

The logic behind this business combination relates to five main objectives:

- achieving critical mass in global markets;
- strengthening the capacity for innovation;
- taking positions in three markets with distinct economic cycles;
- creating new markets by incorporating electronic products into aeronautical equipment and systems;
- a strong employee shareholder base.

7.1.0.2 Terms and conditions of the transaction

- **Public offer**

Sagem has made a public offer for all the shares issued by SNECMA, i.e. 270,092,310 shares with a par value of €1 each. The main offer consists of a share exchange offer and is accompanied by a subsidiary public offer for tender (Information Memorandum filed with the AMF under number 05 - 017 on 17 January 2005).

As its main offer to SNECMA's shareholders, Sagem is offering to exchange SNECMA shares for shares in Sagem on the basis of 15 new Sagem shares to be issued for 13 SNECMA shares (Main Offer).
As a subsidiary offer, Sagem is offering to buy SNECMA shares at a price of €20 per share within a global limit of 62,500,000 SNECMA shares (Subsidiary Offer).
SNECMA shareholders may tender their shares to either the Main Offer or the Subsidiary Offer, or they may combine the Main and Subsidiary Offers.

- **Merger**

A project to merge SNECMA through absorption by Sagem will be submitted to the shareholders of Sagem and SNECMA.
The merger parity proposed will be identical to the exchange parity of the public offer, except in the event of the occurrence, after the offer filing date, of an internal or external event with a significant impact on the value of Sagem and/or SNECMA thus requiring the revision of the terms and conditions of the merger.
Subject to the offer being successful, the General Meetings of the shareholders of Sagem and SNECMA called to approve the merger will be held by the end of May 2005 at the latest.
Note that by decision dated 9 December 2004 (Décision et Information n°204C1502), the AMF decided that it was not necessary for Sagem to file a public buyout offer for SNECMA shares based on the provisions of Article 236-6 of the AMF's General Regulations in the event of the Merger being carried out.

- **Financing of the operation**

The Sagem shares delivered in exchange for SNECMA shares tendered to the offer will be issued by decision of the Executive Board (or of its Chairman if the Board uses its powers of delegation) based on the powers delegated to it by the General Meeting of 20 December 2004.
The financing of the subsidiary purchase offer (capped at €1.25 billion) is ensured through a credit line of €1.295 billion arranged with seven French and international banks.

- **Authorisation**

On 17 February 2005, the French shareholdings and transfer commission, Commission des Participations et des Transferts (CPT) approved the project to merge Sagem and SNECMA and the financial terms and conditions of the merger.

A Ministerial Order dated 17 February 2005 and published in the Official Journal on 19 February 2005, establishes the terms and conditions for the transfer from public to private ownership of the majority of the capital of SNECMA. The State will tender 145,687,168 SNECMA shares to the subsidiary purchase offer. In view of the cap set on the subsidiary offer (62,500,000 SNECMA shares), the shares tendered by the State to the Subsidiary Offer will be subject to a proportional reduction and the shares that cannot be sold in the context of the subsidiary offer will be deemed to have been tendered to the main share exchange offer (on a basis of 13 SNECMA shares for 15 Sagem shares).

7.1.1 Organisation and functioning of the new group

Following the merger, Sagem, which will head the new group, will change its name. In this respect, the General Meeting of Sagem shareholders called to approve the merger will decide on the company's change of name.
As soon as the planned merger has taken place, the new group will adopt an organisation by business line. The group's operating subsidiaries, characterised by a good market/product fit, will be organised in four business divisions: Propulsion, Aerospace equipment, Defence and Security and Telecommunications, the management of the former SNECMA group subsidiaries will remain unchanged.
The spinning off into subsidiaries of Sagem's operating activities will be carried out at the same time as the merger and by the end of 2005 at the latest. SNECMA's operating activities are already carried out by subsidiaries and organised by business line in the Propulsion and Equipment divisions.

7.1.1.1 Corporate governance

The entity formed by the merger of SNECMA and Sagem will continue to be a limited company with an Executive Board and a Supervisory Board.

With a view to the merger, the General Meeting of Sagem shareholders held on 20 December 2004 amended Sagem's Memorandum and Articles of Association so as to adapt them to the size of the new entity, notably with regard to the thresholds above which the transactions referred to in the said Articles of Association require prior authorisation from the Supervisory Board.

The General Meeting of 20 December 2004 also approved, subject to the successful outcome of the Offer, and with effect from the settlement/delivery date, the following changes in the composition of the Supervisory Board and the Executive Board.

Supervisory Board

Sagem's Supervisory Board shall, subject to the successful outcome of the Offer, and with effect from the settlement/delivery date, and as long as the post merger share ownership structure undergoes no significant changes, be composed of 18 members, appointed for a term of six financial years, as follows:

§ 4 members from SNECMA's present Board of Directors,
§ 5 members representing the State, whether members of SNECMA's present Board of Directors or not, appointed by the State under the provisions of Article 12 of the Law of 25 July 1949,
§ 9 members from Sagem's present Supervisory Board.

To this end, after noting the resignations of all the members of the present Supervisory Board, the General Meeting of 20 December 2004 appointed, subject to the successful outcome of the Offer, and with effect from the settlement/delivery date, and for a term of six financial years, the following people to the Supervisory Board:

§ Mario Colaiacovo;
§ François de Combret;
§ Armand Dupuy;
§ Yves Guéna;
§ Xavier Lagarde;
§ Anne Lauvergeon;
§ Michel Lucas;
§ Michel Toussan;
§ Bernard Vatier;
§ Jean-Marc Fornéri;
§ Shemaya Lévy;
§ Dominique Paris; and
§ Jean Rannou.

Also, on the same occasion, the General Meeting noted that five additional members would be appointed to the Supervisory Board by the State (by Ministerial Order) under the applicable regulations thus bringing the number of Supervisory Board members to 18. The State has informed SNECMA and Sagem that, subject to the successful outcome of the Offer, and with effect from the settlement/delivery date, it intends to appoint Messrs Moraillon, Wachenheim, Jost, Penne and Leclercq to the Supervisory Board.

The Supervisory Board shall include, among its 18 members, two members representing the employee shareholders and proposed by the body representing the company's employee shareholders, with one member chosen from Sagem's present Supervisory Board and one member chosen from SNECMA's present Board of Directors. The Supervisory Board shall make every effort to ensure that the appointments of the two members representing the employee shareholders take place within one year from the date of the merger.

Mario Colaiacovo will be the Chairman of the Supervisory Board. Board decisions will be taken by a majority of the members present or represented. In the case of an even number of votes, the Chairman shall have the casting vote.

In the event of any significant change in the company's ownership, the composition of the Supervisory Board will be adjusted accordingly, in compliance with the provisions of the Law of 25 July 1949.

Dominique Noguera (Sagem) will be responsible for the Secretariat of the Supervisory Board

Supervisory Board Committees

Sagem and SNECMA have agreed that four committees will be set up within the Supervisory Board of Sagem as from the Offer settlement/delivery date: an audit committee, a strategic committee, an appointments committee and a remuneration committee.

Non-voting members of the Board ("Censeurs")

The General Meeting of Sagem's shareholders on 20 December 2005 amended the Articles of Association to enable the Supervisory Board to appoint a college of non-voting board members (*censeurs*) composed of at least two people chosen for their expertise, who may but need not be shareholders. These non-voting members shall advise and inform the Supervisory Board. They shall attend meetings of the Supervisory Board in an advisory capacity, and may not be represented if they are unable to attend.

Sagem and SNECMA intend to appoint Georges Chodron de Courcel and Patrice Durand as non-voting members of the Board with effect from the Offer settlement/delivery date.

Executive Board

Subject to the success of the offer, and with effect from the settlement delivery date, the present members of Sagem's Executive Board will resign. The accounting cut-off date and publication of the respective financial statements of the two companies for the financial year ended 31 December 2004 is scheduled for 16 February 2005, i.e. before the settlement/delivery date.
As from the settlement/delivery date, and as soon as Sagem's present Executive Board has presented Sagem's financial statements for the year ended 31 December 2004 to the Supervisory Board, the Executive Board of Sagem will be as follows[9]:

- Jean-Paul Béchat, Chairman (SNECMA)
- Yves Imbert (SNECMA)
- Grégoire Olivier (Sagem)

[9] Each person's name is followed by the name of the entity to which they belong (Sagem or Snecma).

The Executive Board will be supported by the following central functions:

§ Aerospace Propulsion Division:		Jean-Paul Herteman (SNECMA)
§ Aerospace Equipment:		Dominique Hédon (SNECMA)
§ Defence & Security Division:		Jacques Paccard (Sagem)
§ Telecommunications Division:		Grégoire Olivier (Sagem)
§ Corporate and Institutional:		Dominique-Jean Chertier (SNECMA)
Assisted by	• Human Resources:	Dominique Castera (Sagem)
	• Corporate Communications:	Françoise Descheemaeker (SNECMA)
§ Economic and Finance:		Noël Gauthier (SNECMA)
Assisted by	• Finance Department:	Hervé Philippe (Sagem)
	• Management Control:	Francis Gaillard (Sagem) and Pierre-Jean Flores (SNECMA)
	• Mergers - Acquisitions:	Bernard Lebrun (SNECMA)
§ General Secretariat:		Alain Marcheteau (SNECMA)
Assisted by	• Legal:	Bruno Giuliani (SNECMA)
	• Audit and Internal control:	Jacques Jacob (SNECMA)
§ Quality:		Xavier Lagarde (Sagem)
§ Research and Technology:		Armand Dupuy (Sagem)
§ Industry and Information Technology:		Jean-Michel Clin (SNECMA)
§ International:		François Courtot (SNECMA)
§ Progress Action:		Gérard Le Page (SNECMA)

7.1.1.2 Impact of the takeover on Sagem's capital and voting rights

Based on the terms of the offer and assuming the following (see section 1.9.5.1 of the Information Memorandum filed under no. 05-017) :

- § The tender by the State to the Subsidiary Offer of a number of shares representing around 54% of SNECMA's capital, the number of SNECMA shares tendered to the Subsidiary Offer being subject to reduction;
- § 100% of SNECMA shares held by the public tendered to the Subsidiary Offer, the number of SNECMA shares tendered to the Subsidiary Offer being subject to reduction;
- § own shares held by SNECMA are tendered to the Main Offer;
- § a subscription rate of 50% for the Offer Reserved for Employees;

If the public offer is successful, the State has stated its intention of implementing, before the merger, a share ownership offer for employees and former employees of the SNECMA group.

7.1.1.3 Breakdown of Sagem's capital and voting rights following the merger

Chart based on the assumptions described above



FCPE
Employee shareholders
SAGEM
SNECMA
CLUB SAGEM
Employees FCPE : 87%
CM-CIC : 13%
Paribas
2.6%
3.2%
9.4%
12.0%
6.8%
6.8%
1.7%
3.0%
7.4%
11.7%
18.8%
22.0 %
21.5%
15.9%
Other shareholders
36.5%
33.8%
GROUP
33.6%
29.5%
STATE
% of capital
% of voting rights

FCPE = Company Mutual Fund

7.1.2 Strategy of the new group (see section 1.1.3 of the Information Memorandum filed under no. 05-017)

The merger of Sagem and SNECMA will create a new group and will be based on the following strategic orientations:

<u>Consolidate and develop leading positions in all its business lines:</u>

- through continuous efforts in research and development to ensure the technological independence of the new group and mastery of cutting-edge skills;
- by applying the high-tech skills thus acquired to products and systems for robust markets offering a good outlook for profitable growth;
- by managing the entire life cycle of its products, from conception through to maintenance;
- by consolidating the existing partnerships;
- by remaining open to new partnerships, if these are compatible with existing partnerships;
- by strengthening ties with customers by setting up strategically located operations;
- by winning, alone or in partnership, significant parts of all major new programmes in the aerospace, defence/security and telecommunications sectors;
- by continuing to develop a large system manager capacity in the aerospace sector so as to present customers with a coherent global offer;
- by continuing to examine selective acquisition opportunities with even greater resources.

<u>Increase the new group's ability to adapt to business cycles:</u>

- by constantly adjusting its size and industrial organisation;
- by continuing to develop service and maintenance activities;
- by preserving a business portfolio of activities with different and complementary life cycles: civil aerospace, defence/security, and telecommunications, with each activity able to develop more strongly thanks to the support of a global company.

Improve financial performances:

- by leaning on the growth in the installed bases in the aerospace, telecommunications and defence/security sectors to increase the weight of high-margin activities (spare parts, etc.);
- by stepping up ongoing progress initiatives;
- by constantly seeking technological, industrial, commercial and financial synergies within the new group;
- by using every reasonable means of reducing the impact of exchange rate fluctuations;
- by setting in place a strengthened structure enabling the group to exercise even stricter control over all the economic and financial parameters.

Encouraging employee share ownership and the creation of a stable share ownership structure:

- by providing all the shareholders with regular and reliable financial information and ensuring them an attractive return on investment;
- by a policy designed to encourage employee share ownership, which is the guarantee of a dynamic and enterprising corporate culture.

7.1.3 Expected financial advantages

The merger logic and strategic direction of the new group as described above will enable industrial and commercial synergies to be generated as well as synergies at administrative and procurement (excluding production) levels.
At the same time as the expected synergies, the new group will benefit from an improved business balance, reduced exposure to currency risk and a stronger stockmarket status.

(a) Synergies (see section 1.1.2.2.(a) of the Information Memorandum filed under no. 05-017)

The excellent fit between SNECMA and Sagem will enable the new group to generate significant and lasting synergies.

These synergies consist of two types:

§ short-term synergies, i.e. which can be implemented and measured by 2008 at the latest;

§ medium-to-long-term synergies, resulting principally from the enhancement of the product range and the offer of new generations of products and services that meet customers' (aircraft manufacturers, airlines) needs for future programmes; in view of the development and qualification cycle of aeronautic products, these benefits will not feed through until after 2008. These synergies, although already partly identified, have not been included in the analysis below.

For the purpose of estimating these synergies, SNECMA and Sagem formed 15 mixed teams composed of managers of operating units in each group. In its respective field, each team identified ***(i)*** internal productivity gains, ***(ii)*** procurement savings and ***(iii)*** the prospects of new markets resulting from the merger.
Only the data confirmed by the teams was used. Consequently the synergies listed are an initial base. Further work will open possibilities in two directions:

§ examine initial synergies in greater depth;

§ seek new synergies other than those identified by the initial 15 teams.

All the work carried out was reviewed by *Roland Berger Strategy Consultants*, an international firm specialised in defence and aerospace and which has already completed numerous assignments for both groups. This firm participated in the work carried out by the 15 teams, conducted interviews and compared the results with its in-house benchmarks for mergers-acquisitions and with its own in-depth knowledge of both groups. Its findings amply confirm the expected gains listed below.

Source of synergies

The productivity gains result from sharing best practices, optimising research and development resources, pooling resources and the cross utilisation of know-how. The following examples are given by way of illustration:

- at industrial and commercial level: improved management of electronics in SNECMA's products (optimisation of research work, better handling of obsolescence issues by pooling requalifications for programmes common to the two groups or by optimising safety reserves, etc.); utilising SNECMA's expertise in aerodynamics, thermodynamics and fluid mechanics at Sagem's UAV units, counterparty management, etc.;
- at administrative level: information systems, the pooling and streamlining of support functions within the new group.

Savings at procurement level result from price benchmarking on the best terms obtained from suppliers, globalisation of volumes, reducing the number of suppliers, and standardisation of specifications. For purchases excluding production, an improvement in procedures has been systematically sought. The following examples are given by way of illustration:

- at industrial and commercial level: electronic components, concentration and redistribution of subcontracted studies, small mechanical parts, logistics;
- at the level of purchases excluding production: buildings maintenance, office supplies, service providers (telephone, consulting, IT services, etc.) ;
- at administrative level: optimisation of geographic presence, grouping of IT management centres.

The increase in turnover results from:

- pooling sales forces whose global presence is highly complementary, which immediately offers access to a larger client base for existing products; this effect comes into play essentially for the sale of Sagem products already on the shelves through SNECMA's network (flight control systems, instrument panels, ACMS, UAV, etc.)
- an increase in the use of electronics in certain aeronautic equipment which will thus reach the market sooner: this concerns mainly the development of equipment with a view to an "all electric" aircraft (brake control systems, thrust reversers, landing systems, *etc.*);
- a stronger commercial offer, with the good fit between the two groups enabling the new group to offer optimum solutions to its customers; this concerns principally modernisation and repairs;
- SNECMA's growing presence in the world aerospace market, thus facilitating the sale of Sagem products in the civil aerospace market.

In summary, the gains expected in 2008 are estimated at between €163 million and €205 million of EBITA[10].

These gains can be grouped under three broad functional headings as follows:

Type of activity	Estimated synergies in 2008 (€ million)
Industrial and commercial activities	88 to 119
Purchases excluding production	40 to 51
Administration	around 35

[10] EBITA: Earnings before interest, taxes and amortisation (operating profit before goodwill but after employee profit sharing).

The schedule for completion of the measures required to generate these synergies and the expected impact in the new group's accounts are shown in the charts below.


Synergies Snecma-Sagem
completed actions (locked-in gains)
250
200
150
100
50
0
M euros
2005
2006
2007
2008
maximum
minimum

Note: a gain is deemed to be locked-in in the year in which all the measures that will generate the gain are completed (example: signature of a purchase contract at a lower price).

Actions completed in 2006 will represent 80% of total gains expected in 2008.


Synergies Snecma-Sagem
gains in EBITA
250
200
150
100
50
0
M euros
2005
2006
2007
2008
maximum
minimum

Half of the gains expected out to 2008 will show up in EBITA for the 2006 financial year.
These synergies are independent from the progress plans regularly implemented by the various companies. In this respect, the plan currently underway at SNECMA is aimed at achieving savings of around €500 million by 2008.

The auditors have not expressed an opinion or given any undertaking as to the reliability of the information relating to synergies provided above. They decline any responsibility relating to the said information, which does not constitute forecast data.

(b) Reduced exposure to currency risk

SNECMA is exposed to changes in the dollar exchange rate, which is the reference currency in the aerospace market, whereas its cost base, despite an already significant international presence, continues to be mainly in euros. For its part, Sagem's telecommunications business buys more components in dollars and yens than it generates turnover in these currencies, and thus complements SNECMA. The planned merger will thus automatically reduce the exposure to currency risk of the new entity compared with the combined exposure of the two groups taken separately.

Net dollar exposure (2004[e])	
In $ billion	As a % of turnover



2.4
2.0
(0.4)
35%
16%
(9%)
Snecma
Sagem
Snecma + Sagem

In view of the symmetrical positions described above, the new group formed by the merger of SNECMA and Sagem will have a net dollar exposure representing only 16% of estimated proforma 2004 turnover, i.e. nearly half that of SNECMA taken on its own.

(c) A stronger stockmarket status

The new group will enjoy greater stockmarket visibility thanks to greater trading volumes and liquidity, increased coverage by analysts and the likelihood of the new group being included in certain indices: its market capitalisation, liquidity and industrial profile should qualify it for inclusion in the CAC 40 index.

7.1.4 Accounting methods applied to the operation (see section 1.8 of the Information Memorandum filed under no. 05-017)

In the 2005 financial statements, the public offer and merger will be accounted for according to IFRS with, in particular, the reassessment under IFRS 3 of all the assets and liabilities of the acquired company, SNECMA.

The Sagem and SNECMA business combination, in the context of the proforma financial statements, is accounted for according to French generally accepted accounting principles based on the historical financial statements.

The acquisition cost shall be equal to the fair value of the shares issued by Sagem in exchange for SNECMA shares tendered to the Main Offer, along with an additional maximum cost of €1,250 million relating to the Subsidiary Offer (assuming oversubscription of the subsidiary offer).

The proforma consolidated financial statements of the future group therefore comprise the following:

- The assets and liabilities of the Sagem group recorded and valued at their historical book value prior to the business combination, and
- the assets and liabilities of the SNECMA group incorporated in the consolidated financial statements of the new group, the surplus acquisition cost corresponding to Sagem's share of the historical value of the identifiable assets and liabilities of SNECMA being accounted for in accordance with the applicable accounting principles.

7.1.5 Impact of the offer on Sagem's earnings and financial results and on the consolidated financial statements (see section 1.9 of the Information Memorandum filed under no. 05-017)

7.1.5.1 Introduction to the combined proforma financial statements

The combined proforma financial statements, presented in a summary form and not audited (the Proforma Financial Statements) have been prepared according to French generally accepted accounting principles (GAAP) under the responsibility of the Chairman of the Executive Board of Sagem. They are designed to reflect, for indicative purposes only, the financial situation, assets and results of the combined Sagem/SNECMA group without preliminary allocation of the acquisition costs to identifiable assets and liabilities and as though the merger had been carried out on 1 January 2003, i.e. the first day of the oldest financial period presented.

These Proforma Financial Statements can not be representative of the results and financial situation of the combined activities of Sagem and SNECMA that might have resulted from the merger being carried out at the date taken as the basis for preparing these statements. Neither do they provide any indication of the future results or financial situation of the combined activities. The proforma financial data does not integrate any effect arising from the consolidation of SNECMA's assets and liabilities at their fair value within the combined group, nor the effects of any of the synergies expected nor the costs of implementing these synergies. Lastly, it does not take into account the changes in accounting methods linked to first time adoption of IFRS as from 1 January 2005.

7.1.5.2 Proforma summary financial statements

- **Proforma summary balance sheet as at 30 June 2004**

Combined balance sheet at 30 June 2004 (€ million)	SAGEM - Historical - French GAAP (1)	SNECMA - Historical - French GAAP (1)	Proforma adjustements - French GAAP (not audited)	Proforma combined - French GAAP (not audited)
Goodwill (of which GW on first consolidation)	86	707	3 001	3 794
Intangible assets	15	285	0	300
Tangible assets	279	1 141	0	1 420
Long-term investments	21	376	0	397
FIXED ASSETS	**401**	**2 509**	**3 001**	**5 911**
Inventories and work in progress	712	2 088	0	2 800
Receivables	1 223	2 809	0	4 032
Marketable securities, cash and cash equivalents	485	750	0	1 235
CURRENT ASSETS	**2 420**	**5 647**	**0**	**8 067**
TOTAL ASSETS	**2 821**	**8 156**	**3 001**	**13 978**
Share capital	36	270	-223	83
Additional paid-in capital, reserves and other	1 116	868	2 020	4 004
Income (loss)	65	120	-92	93
SHAREHOLDERS' EQUITY	**1 217**	**1 258**	**1 705**	**4 180**
Minority Interests	**1**	**94**	**0**	**95**
PROVISIONS	**267**	**1 295**	**0**	**1 562**
Borrowings	64	1 370	1 320	2 754
Received on account	349	1 379	0	1 728
Trade payables and other liabilities	923	2 760	-24	3 659
LIABILITIES	**1 336**	**5 509**	**1 296**	**8 141**
TOTAL LIABILITIES	**2 821**	**8 156**	**3 001**	**13 978**

(1) Not audited but submitted to a limited review

- **Proforma summary income statement as at 30 June 2004**

Combined statement at 30 June 2004 (€ million)	SAGEM - Historical - French GAAP (1)	SNECMA - Historical - French GAAP (1)	Proforma adjustements - French GAAP (not audited)	Proforma combined - French GAAP (not audited)
Turn over	**1 663**	**3 274**	0	4 937
Other income and operating expenses	56	122	0	178
Purchases consumed	-1 182	-1 803	0	-2 985
Pesonnel expenses	-368	-1 126	0	-1 494
Taxes and duties	-28	-72	0	-100
Depreciation and provisions	-44	-145	0	-189
OPERATING INCOME	**97**	**250**	**0**	**347**
NET FINANCIAL REVENUE (CHARGES)	**7**	**-4**	**-24**	**-21**
ORDINARY INCOME	**104**	**246**	**-24**	**326**
EXCEPTIONAL ITEMS	**-1**	**-11**	**0**	**-12**
Corporation tax	-34	-83	8	-109
NET INCOME OF CONSOLIDATED COMPANIES	**69**	**152**	**-16**	**205**
Share of income of companies consolidated under the equity method		1	0	1
Goodwill amortisation	-4	-24	-76	-104
CONSOLIDATED NET INCOME	**65**	**129**	**-92**	**102**
Minority interests		-9	0	-9
NET INCOME	**65**	**120**	**-92**	**93**

(1) Not audited but submitted to a limited review

- **Summary proforma combined income statement for 2003**

Combined statement at 31 December 2004 (€ million)	SAGEM - Historical - French GAAP (1)	SNECMA - Historical - French GAAP (1)	Proforma adjustements - French GAAP (not audited)	Proforma combined - French GAAP (not audited)
Turn over	**3 180**	**6 431**	0	9 611
Other income and operating expenses	12	74	0	86
Purchases consumed	-2 222	-3 582	0	-5 804
Pesonnel expenses	-681	-1 987	0	-2 668
Taxes and duties	-55	-142	0	-197
Depreciation and provisions	-66	-318	0	-384
OPERATING INCOME	**168**	**476**	**0**	**644**
NET FINANCIAL REVENUE (CHARGES)	**3**	**-58**	**-46**	**-101**
ORDINARY INCOME	**172**	**418**	**-46**	**544**
EXCEPTIONAL ITEMS	**17**	**-48**	**0**	**-31**
Corporation tax	-62	-140	16	-186
NET INCOME OF CONSOLIDATED COMPANIES	**127**	**230**	**-30**	**327**
Share of income of companies consolidated under the equity method		3	0	3
Goodwill amortisation	-7	-48	-152	-207
CONSOLIDATED NET INCOME	**120**	**185**	**-182**	**123**
Minority interests		-3	0	-3
NET INCOME	**120**	**182**	**-182**	**120**

(1) Not audited but submitted to a limited review

- **Notes to the summary combined proforma financial statements**

Historical data used to prepare the Proforma Financial Statements

The Proforma Financial Statements including the balance sheet as at 30 June 2004 and the income statements as at 31 December 2003 and 30 June 2004 have been prepared based on:

§ The summary interim consolidated financial statements of the Sagem group relating to the period from 1 January 2004 to 30 June 2004, prepared under the responsibility of the Chairman of the Executive Board according to French accounting principles. These financial statements were submitted to a limited review by the audit firms Deloitte & Associés and Constantin Associés according to the professional standards applicable in France and did not give rise to any qualification or observation;

§ The interim consolidated financial statements of the SNECMA group for the period from 1 January 2004 to 30 June 2004, prepared under the responsibility of the Chairman of the Board of Directors according to French accounting principles. These financial statements were submitted to a limited review by the audit firms Deloitte Touche Tohmatsu and Mazars & Guérard according to the professional standards applicable in France and did not give rise to any qualification or observation;

§ The consolidated financial statements of the Sagem group for the financial year ended 31 December 2003, prepared by the Executive Board according to French accounting principles as presented in the Reference Document registered with the AMF on 6 April 2004 under no. R.04-048. These financial statements were audited by the audit firms Calan Ramolino & Associés and Alain Lainé according to the professional standards applicable in France and were certified without qualifications but with the following observations relating to:

  § the change in the accounting method resulting from early application, as from 1 January 2003, of the recommendations of CNC regulation no. 2003-R.01 of 1 April 2003 relating to the accounting and valuation rules applicable to pension and similar obligations;

  § the change in the presentation in the income statement of joint advertising expenses incurred with mobile telephone operators, which are now deducted from consolidated turnover.

§ The consolidated financial statements of the SNECMA group for the financial year ended 31 December 2003, prepared by the Board of Directors in accordance with French accounting principles, as presented in the base document registered with the AMF on 4 May 2004 under no. I.04-072. These financial statements were audited by Deloitte Touche Tohmatsu and Mazars & Guérard according to the professional standards applicable in France and were certified without qualifications or observations.

Accounting principles used for the preparation of the Proforma Financial Statements

The historical financial statements used as the basis for preparing the Proforma Financial Statements were prepared according to French accounting principles as described in the notes to the financial statements of Sagem and SNECMA for the year ended 31 December 2003.

However, an examination of the accounting principles and methods applied has enabled us to identify, on a number of precise points, differences in the accounting methods used by the two groups in the following areas:

§ The discounting of deferred tax, which is carried out at the Sagem group level but not at the SNECMA group level;

§ The capitalisation of development expenses for certain products at SNECMA which is not the case at Sagem;

§ The early application by Sagem, as from 1 January 2003, of the recommendations of CNC regulation no. 2003-R.01 of 1 April 2003 relating to the accounting and valuation rules applicable to pension and similar obligations, which was not applied in full by the SNECMA group until 30 June 2004.

No restatement for harmonisation purposes was made in the preparation of the Proforma Financial Statements given the insignificant effect of these differences at the level of the new group's proforma shareholders' equity.
In terms of the presentation of the summary financial statements (balance sheet and income statement) there are no differences between Sagem and SNECMA.

Lastly, these financial statements are presented after the merger of Sagem and SNECMA.

Basis for the preparation of the Proforma Financial Statements

Acquisition costs

The acquisition cost shall be equal to the sum of:

§ The cost of the Subsidiary Offer (assumed to be oversubscribed);

§ The market value of the Sagem shares used in the principal share exchange offer, valued based on the average share price in November 2004 adjusted by the division of the par value by five;

§ The costs directly linked to the acquisition, net of tax, have not been taken into account at this stage.

Number of SNECMA shares in issue at 30 November 2004	270,092,310
Cancellation of treasury shares held by SNECMA	(2,824,560)
Number of shares concerned by the Subsidiary Offer	(62,500,000)
Theoretical number of SNECMA shares concerned by the Main Offer (1)	204,767,750
Share exchange ratio (15 Sagem shares for 13 SNECMA shares) (2)	0.8666
Theoretical number of Sagem shares issued to remunerate SNECMA shareholders (3) = (1)/(2)	**236,270,481**
Average closing price of Sagem share in November 2004 adjusted to take account of the division of the par value by five (4)	14.006
Estimated fair value of Sagem shares issued as part of the capital increase to remunerate SNECMA shareholders (5)=(3)*(4)	**€3,309 million**
Maximum cost of Subsidiary Offer (6)	**€1,250 million**
Costs directly linked to acquisition (7)	Not estimated
Estimated acquisition cost (5)+(6)+(7)	**€4,559 million**

The actual date for fixing the value of the shares will be the settlement/delivery date of the Sagem shares issued in the context of the Main Offer. A rise or fall of €1 in the share price, relative to the price used for preparing the Proforma Financial Statements could lead to an increase or decrease in the acquisition cost and in goodwill on first consolidation of €236 million, and annual amortisation of goodwill on first consolidation could increase or decrease by €11.8 million.

Goodwill on first consolidation

The goodwill on first consolidation before allocation of the acquisition costs to identifiable assets and liabilities amounts to €4,008 million for adjusted net assets of €551 million for the SNECMA group.
No preliminary attribution of acquisition costs was carried in the preparation of the Proforma Financial Statements as the attribution according to French accounting principles would not be representative of that which will be carried out in 2005 under IAS/IFRS; as a convention, this goodwill on first consolidation is amortised in the Proforma Financial Statements over a period of 20 years.

Book value of net assets acquired	€1.258 million
Cancellation of goodwill	(€707 million)
Adjusted value of net assets acquired	**€551 million**
Estimated acquisition cost	€4,559 million
Goodwill on first consolidation before attribution of acquisition cost to identifiable assets and liabilities	**€4,008 million**
Goodwill on first consolidation recorded in the proforma balance sheet as at 30 June 2004, taking into account amortisation as from 1 January 2003	**€3,708 million**

The main SNECMA consolidated balance sheet headings that will be affected by the imputation of acquisition costs to identifiable assets and liabilities are as follows:

§ Intangible assets (order book, customer relations, etc.);
§ Research & development;
§ Inventories;
§ Effect of deferred tax on imputation to assets and liabilities thus identified;
§ Financial instruments.

Cost of financing the Subsidiary Offer

The amount paid in the context of the Subsidiary Offer of a maximum amount of €1,250 million will be ensured by a credit line arranged with seven French and international banks. The Proforma Financial Statements therefore include the interest expenses, net of tax, that would have resulted since 1 January 2003 on a proforma basis; these have been estimated at a normative rate of 3.5% resulting in interest expenses of respectively €46 million in 2003 and €24 million in the first half of 2004. This charge has given rise to the taking into account of a tax effect calculated on the basis of a 35% tax rate.

Intra-group transactions

Given the non-material nature of intra-group transactions between the Sagem and SNECMA groups, these were not eliminated for the preparation of the Proforma Financial Statements.

Changes in the consolidation scope

The Proforma Financial Statements do not include any changes in the consolidation scope of the Sagem and SNECMA groups since 30 June 2004 and do not integrate any future changes in the consolidation scope arising from internal reorganisation or acquisitions already announced.

Details of proforma adjustments

The following adjustments were made in respect of the Proforma Financial Statements:

(a) Elimination of historical goodwill recorded in SNECMA's consolidated financial statements, and of the corresponding amortisation charges, for the following amounts:
- €707 million in net value in the proforma balance sheet as at 30 June 2004;
- €24 million of goodwill amortisation in the proforma income statement for the first half of 2004 and €48 million in the 2003 proforma income statement.

(b) Recognition of goodwill on first consolidation, before imputation of the acquisition cost to identifiable assets and liabilities, for a gross amount at 30 June 2004 of €4,008 million and for a net amount of €3,708 million; the corresponding amortisation charge amounts to €100 million in the income statement for the first half of 2004 and to €200 million in the income statement for 2003.

(c) The taking into account of the borrowings resulting from the cash offer (€1,250 million) and interest thereon. Interest expense was calculated at a normative rate of 3.5% resulting in an interest expense of €46 million in the proforma income statement for 2003 and an expense of €24 million in the income statement for the first half of 2004; this expense was adjusted for a tax effect calculated based on a rate of 35%, corresponding to a reduction in tax of €16 million in 2003 and €8 million in the first half of 2004.

(d) Adjustments in shareholders' equity as follows:
- Cancellation of the historical net assets of the SNECMA group (decrease of €1,258 million)
- Taking into account of increase in Sagem's capital (increase of €3,309 million)
- Goodwill amortisation (decrease of €300 million)
- Adjustment for the cost of additional borrowings (decrease of €46 million)

7.1.5.3 Significant differences between French GAAP and IAS/IFRS

The Proforma Financial Statements have been prepared according to French GAAP, these differ in some aspects from the IAS/IFRS standards that apply as from 1 January 2005. These differences relate mainly to the following:

- § Application of IAS 39 in respect of foreign exchange hedges: recognised in the balance sheet using the *cash-flow hedge* method for valuing hedging instruments that are currently recorded under off balance sheet items (SNECMA);
- § Tangible assets: revaluation of land and buildings, on the one hand, and recording of fixed assets by component and revision of certain depreciation periods, on the other (SNECMA and SAGEM);
- § Capitalisation of development and research expenses: obligation to capitalise the totality of development expenses when these meet six precise criteria (SAGEM);
- § Goodwill on acquisition, which will no longer be amortised, but will be subject to an annual impairment test (SAGEM and SNECMA);
- § Stock options: recording under expenses of the value of the options allocated and cancellation of own shares currently recorded in the balance sheet under marketable securities (SAGEM);
- § The accounting, according to IAS 19, of pension funds and similar obligations, currently recorded under off balance sheet items (SNECMA).

7.1.5.4. Earnings per share

In the Proforma Financial Statements, as the merger is supposed to have taken place at 1 January 2003, earnings per share have been calculated based on net income divided by the number of shares making up the capital of Sagem (after the five to one share split decided by the General Meeting of Sagem shareholders on 20 December 2004 and the various legal operations).

At 31 December 2003,
Proforma earnings per share: €120 million divided by 417,029,585 = €0.29 per share
Proforma net income before goodwill: €327 million divided by 417,029,585 = €0.78 per share
Proforma net income before goodwill and exceptional items (based on the respective implicit tax rate for each company): €346 million divided by 417,029,585 = €0.83 per share.
Accretive impact on proforma net earnings per share based on group share of net income before goodwill and exceptional items [(1)]: the operation results in a 27% increase in net earnings per Sagem share.

(1) The accretive impact can only be assessed based on earnings excluding any non-recurrent items.

At 30 June 2004,
Proforma earnings per share: €93 million divided by 417,029,585 = €0.22 per share
Proforma net income before goodwill: €198 million divided by 417,029,585 = €0. 47 per share
Proforma net income before goodwill and exceptional items (based on the respective implicit tax rate for each company): €206 million divided by 417,029,585 = €0.49 per share.

7.1.5.5 Net assets per share

In the Proforma Financial Statements, as the merger is supposed to have taken place at 1 January 2003, net assets per share have been calculated based on net assets divided by the number of shares making up the capital of Sagem following the five to one share split decided by the General Meeting of Sagem shareholders on 20 December 2004 and the various legal operations.

At 30 June 2004,
Proforma net assets per share: €4,180 million divided by 417,029,585 = €10.02 per share

7.2 Outlook

- **Press release dated 16 February 2005**

Grégoire Olivier, chairman of the Executive Board, declared during the Supervisory Board meeting that he expected growth to continue in both the Defence and Security and Communications businesses in 2005. Sagem expects the offer for SNECMA to be successful and lead to a proposal for the merger of the two groups being submitted to the Shareholders' General Meetings in May. The merger would create a global high-technology group.

- **Additional information released during the presentation of the 2004 results of both groups (17 February 2005)**

Income statement: additional key figures for 2004 (preliminary, not audited)

In € million	2003	2004
Turnover	9,611	10,382
Operating income	644	717
Net income, Group share	288 (1)	368 (2)

(1) earnings before goodwill and theoretical interest expenses on the debt generated in 2005 in connection with the subsidiary cash offer and taking into account the capital gain on the sale of Gemplus shares (€14 million after tax) reincorporated in Sagem's net income
(2) earnings before goodwill and theoretical interest expenses on the debt generated in 2005 by the subsidiary offer

2004 Balance sheet (€ million): additional key figures for 2004 (preliminary, not audited)

ACTIF		PASSIF	
Fixed assets	6,149	Shareholders' equity	4,686 (1)
		Provisions for risk and charges	1,657
		Payments on account	465
Current assets	7,074	Net borrowings	754 (2)
		Current liabilities	5,661
Total assets	13,223	Total liabilities	13,223

(1) Shareholders' equity includes unallocated goodwill determined on the basis of an acquisition price based on the Sagem share price used in the Information Memorandum for the public offer
(2) This amount includes €1,250 million designed to finance the offer in 2005. The actual net cash position at 31 December 2004 was of €496 million

Objectives for 2005 (preliminary, not audited)

Before taking into account the impact of transition to IFRS and excluding goodwill (allocated to asset headings such as inventories or intangible assets) generated by the business combination, the new group's business objectives for 2005 (based on a hedged exchange rate of €1 = USD1.05 and constant consolidation scope) are as follows:

- Continuing growth in turnover
- A stable operating margin
- An increase in net income

- **Indicative timetable for the Offer**

23 February 2005	Closing date of Offer
7 March 2005	Results of Offer
17 March 2005	Settlement/delivery and first quote for Sagem shares delivered in the context of the share exchange offer Payment of an interim dividend of €0.10 per Sagem share (see section 3.5)
May 2005	Combined Ordinary and Extraordinary General Meeting of Sagem shareholders called to approve the 2004 financial statements, the spinning off of Sagem's activities into three divisions and the merger with SNECMA

snecma

Société anonyme
With a share capital of €270,092,310
Registered office:
2, boulevard du Général Martial Valin
75015 Paris
R.C.S. Paris 562 111 997

CORPORATE INFORMATION DOCUMENT

UNOFFICIAL ENGLISH LANGUAGE TRANSLATION

Pursuant to Articles 211-6 of the AMF's General Regulations, this corporate information document was registered with the AMF (the French Securities Regulator) on March 25, 2005, under number R-05-032. It may not be used for the purposes of a financial transaction unless it is accompanied by a prospectus approved by the AMF.

This corporate information document was prepared by the issuing company and is the responsibility of its authors. Registration is effective following the determination of the relevance and coherence of the information provided on the company, but does not constitute authentication of the financial and accounting information contained within.

Copies of this corporate information document are available at no charge from Snecma offices, 2, boulevard du Général Martial Valin, 75015 Paris, as well as on its Internet site (http://www.snecma.com), and on the Internet site of the AMF (http://www.amf-france.org).

TABLE OF CONTENTS

Page

Page

In this corporate information document, unless otherwise provided, "***Company***" solely refers to Snecma, whereas "***Snecma***" and "***Group***" shall refer to the Company and its consolidated subsidiaries.

This corporate information document contains certain statements concerning Snecma's objectives, particularly with respect to sections 4.1.2 "Strategy" and 5.1.13 "Objectives". These statements are often identified by the use of the future or conditional tenses and forward-looking terminology such as "thinks", "expects", "should", "anticipates", "believes" or "could". This information is not historical data and must not be interpreted as guarantees that the facts and figures will materialize or that the objectives shall be achieved. Due to their nature, these objectives may not be attained and the projections upon which they are based may prove to be erroneous.

In addition, this corporate information document contains statements with respect to markets where Snecma conducts business. This information is based on studies carried out by third parties. Due to the rapidly changing environment of the aeronautical industry, it is possible that this information may prove erroneous and no longer up-to-date. Snecma's business, could, as a result, differ materially from that described in this corporate information document and the statements or information contained therein could prove erroneous. Accordingly, Snecma is under no obligation to provide updated information, subject to applicable regulations and, in particular, Articles 222-1 to 222-11 of the AMF's General Regulations.

The forward-looking statements contained in this corporate information document also concern known and unknown risks, uncertainties and other factors that could cause Snecma's future results, performances and output to differ materially from the formulated and suggested objectives. These factors may include changes in the economic and business conditions, exchange rates and the factors described in section 4.13 "Risk Factors".

CHAPTER 1 PERSON RESPONSIBLE FOR THE CORPORATE INFORMATION DOCUMENT AND STATUTORY AUDITORS

1.1 PERSON RESPONSIBLE FOR THE CORPORATE INFORMATION DOCUMENT

Mr. Jean-Paul Béchat
Snecma Chairman and Chief Executive Officer

1.2 CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE CORPORATE INFORMATION DOCUMENT

"To my knowledge, the information presented in this corporate information document fairly reflects the current situation and includes all information necessary for investors' understanding of the assets, activities, financial condition, results and future prospects of the Company and its subsidiaries. No material aspects of such information have been omitted."

Mr. Jean-Paul Béchat
Snecma Chairman and Chief Executive Officer

1.3 STATUTORY AUDITORS

1.3.1 Incumbent statutory auditors

Deloitte et Associés
185, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine,
represented by Mr. Jean-Paul Picard and Mr. Jean-Marc Lumet

Appointed by shareholder resolution at the ordinary shareholders' meeting held on May 11, 1999 for a period of six fiscal years expiring following the ordinary shareholders' meeting held to adopt the Company accounts for the fiscal year ending December 31, 2004.

Mazars & Guérard
Le Vinci 4, allée de l'Arche, 92300 La Défense
represented by Mr. Michel Rosse and Mr. Jean-Marc Deslandes

Appointed by shareholder resolution at the ordinary shareholders' meeting held on May 11, 1999 for a period of six fiscal years expiring following the ordinary shareholders' meeting held to adopt the Company accounts for the fiscal year ending December 31, 2004.

1.3.2 Alternate statutory auditor

Mr. Alain Vincent
64, rue du Rocher, 75008 Paris

Partner at Ernst & Young Audit.

Appointed by shareholder resolution at the ordinary shareholders' meeting held on May 26, 1993. The most recent renewal for a period of six fiscal years was approved during the ordinary shareholders' meeting held on May 11, 1999. This renewed term shall expire following the ordinary shareholders' meeting held to adopt the Company accounts for the fiscal year ending December 31, 2004.

1.3.3 Attestation of the statutory auditors

As statutory auditors of Snecma and in accordance with AMF (*Autorité des Marchés Financiers* — French Securities Regulator) General Regulations (Article 211-5-2, Book II) and professional standards applicable in France, we have performed certain procedures on information contained in this corporate information document (*document de référence*) relating to the financial situation and the historical financial statements of the Company.

The Chairman and Chief Executive Officer of Snecma is responsible for the preparation of the corporate information document. Our responsibility is to report on the fairness of the information presented in the corporate information document relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the corporate information document in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to

report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the Company obtained during the course of our engagement, specifying that this corporate information document does not include any selected prospective data.

We have audited in accordance with professional standards applicable in France the individual company financial statements and the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, as approved by the Board of Directors, and expressed an unqualified opinion on such financial statements. We mentioned the following comments in our reports:

- with respect to 2004, a comment concerning the change in accounting and valuation methods applicable to pensions and other post-employment benefits; and
- with respect to 2002, a comment concerning the change in accounting method for recording repayable advances (consolidated financial statements);

On the basis of our procedures, we have no comment to make as to the fair presentation of the information concerning Snecma's financial position and financial statements, as set forth in this corporate information document.

Neuilly-sur-Seine and La Défense,
March 25, 2005

The Statutory Auditors

MAZARS & GUERARD DELOITTE & ASSOCIES

Michel Rosse Jean-Marc Deslandes Jean-Paul Picard Jean-Marc Lumet

This is a free translation into English of the statutory auditors' attestation and is provided solely for the convenience of English-speaking readers. The statutory auditors' reports on the individual company financial statements and consolidated financial statements, referred to in this attestation, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the individual company financial statements and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the individual company financial statements and consolidated financial statements. This attestation should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

Supplementary information:

The corporate information document includes:

Appendix 1: the statutory auditors' reports on the individual company financial statements and the consolidated financial statements for the year ended December 31, 2004 (presented on pages 130 and 123 of the corporate information document, respectively), including explanatory paragraphs discussing auditors' assessments pursuant to Article L 225-235 of the French Commercial Code.

Appendix 2: the statutory auditors' report, prepared in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code (page 140 of the corporate information document), on the report prepared by the Chairman of the Board of Directors, with respect to the internal control procedures for the preparation and treatment of financial and accounting information.

1.4 INVESTOR RELATIONS OFFICERS

Mr. Noël Gauthier
Senior Vice-President — Economic and Financial Affairs
Telephone: 01.40.60.83.32
Fax: 01.40.60.83.92
E-mail: noel.gauthier@snecma.fr

Mrs. Françoise Descheemaeker
Vice-President — Communication
Telephone: 01.40.60.81.06
Fax: 01.40.60.84.87
E-mail: françoise.descheemaeker@snecma.fr

CHAPTER 2 ADMISSION TO TRADING ON THE EURONEXT PARIS S.A. *PREMIER MARCHE*

Not applicable.

CHAPTER 3 GENERAL INFORMATION CONCERNING THE COMPANY AND ITS SHARE CAPITAL

3.1 GENERAL INFORMATION CONCERNING THE COMPANY

3.1.1 Company name and registered office

The Company name is: Snecma.

The registered office is located at: 2, boulevard du Général Martial Valin, 75015 Paris.

3.1.2 Legal form and governing law

Snecma is a limited liability company (*société anonyme*) with a Board of Directors, governed notably by the provisions of Book II of the French Commercial Code and Decree No. 67-236 of March 23, 1967 on commercial companies.

In addition, because of the nature of its activities, Snecma is subject to specific provisions. In particular, pursuant to Article L. 151-3 of the French Monetary and Financial Code and Decree No. 2003-196 of March 7, 2003 on financial relations with entities abroad, the crossing by foreign companies or non-French residents of a cumulative threshold of 33.33% of the share capital or voting rights of a company with operations in the defense sector, or by a company that researches, manufactures or sells arms or weapons materials must first be approved by the French State.

3.1.3 Date of incorporation and term (Article 5 of the Articles)

Snecma was incorporated on July 4, 1905. The Company's term, which was fifty years commencing on the date of incorporation, was extended to June 16, 2054 by resolution of the extraordinary shareholders' meeting held on June 13, 1955.

3.1.4 Corporate purpose (Article 2 of the Articles)

The Company shall have the following purpose, both in France and abroad:

- direct and indirect participation in any and all financial, commercial and industrial transactions, including through incorporation of companies, capital contribution and financing, by subscription or redemption of securities, shares or units, through merger, alliance, acquisition of interest in a legal entity, whether by joint venture or otherwise, and through management of a securities portfolio;
- any activities, products and services in connection with the engine and mechanical equipment industries, including, but not limited to, aircraft and airborne systems, and the use of any processes, machinery, equipment and devices related to propulsion, through any form whatsoever, and any devices producing or using energy in any form or any equipment designed for such devices or user systems; and
- generally, any industrial, commercial, financial, personal or real property transactions, in addition to providing any services indirectly or directly related to the foregoing which are likely to favor the growth or expansion of the Company, without exception or reserve, both on its own behalf and on behalf of third parties, or jointly, in any form whatsoever, including the incorporation of companies, capital contribution, financing, subscription or purchase of securities, shares or units, merger, joint venture, alliance, investment or by any other method.

3.1.5 Commercial registry, APE code

The Company is registered with the *Registre du Commerce et des Sociétés de Paris* (Paris Commercial and Corporate Registry) under No. 562 111 997.

Its APE code is 741 J — Corporate administration.

3.1.6 Access to legal documents

Any legal documents concerning the Company to be made available to shareholders in compliance with applicable laws and regulations may be consulted at the registered office, located at 2, boulevard du Général Martial Valin, 75015 Paris.

3.1.7 Fiscal year

Each fiscal year consists of a 12-month period, commencing on January 1 and ending on the following December 31.

3.1.8 Distribution of earnings (Articles 43 and 44 of the Articles)

Earnings for the fiscal year include net proceeds for the period, less overheads and other expenses of the Company, including any depreciation charges and provisions deemed necessary by the Board of Directors.

A withholding of at least 5% must be made on the fiscal year's earnings, reduced where applicable by deferred losses, for allocation to the statutory reserve fund (*réserve légale*). This withholding ceases to be mandatory when the statutory reserve fund reaches an amount equal to one-tenth of the share capital.

Distributable earnings are equal to earnings for the period, less losses carried-forward and amounts allocated to reserves created pursuant to law and the Articles, plus carried-forward earnings.

Furthermore, at a shareholders' meeting, the shareholders may resolve to distribute sums from available reserves. In such an event, the resolution shall detail the reserve line items from which the proceeds shall be distributed. However, dividends shall be distributed first out of any distributable earnings for the relevant period.

Dividends are paid annually, at the times and places determined by the Board of Directors, but in no event later than nine months following the end of the relevant fiscal year. Dividends, including interim dividends, may be paid in shares.

Share dividends are validly paid to the owner of the shares.

3.1.9 Shareholders' meetings

3.1.9.1 Convening, admission terms and conditions and voting rights (Articles 28, 29 and 32 of the Articles)

Shareholders' meetings must be convened pursuant to the prevailing laws and regulations applicable to the Company.

Shareholders' meetings shall be held at the registered office of the Company or at any other place indicated in the notice of meeting.

Each shareholder, without regard to the number of shares held, is entitled to attend shareholders' meetings and to vote on resolutions, either in person or by proxy, subject to:

— for holders of registered shares, entry in the Company's share register at least five days prior to the date of the relevant shareholders' meeting;

— for holders of bearer shares, the filing, five days prior to the date of the shareholders' meeting, at the place indicated in the notice of meeting, of a certificate issued by an authorized broker, certifying that the relevant shares shall be held in escrow from the date of deposit until the day following the relevant shareholders' meeting.

The Board of Directors may, by resolution, reduce the aforementioned limitation period for share ownership and allow shareholders who do not come within the limitation period described above to attend meetings.

Shareholders may vote by correspondence or by proxy in compliance with applicable law. The French State must be represented by a person appointed for such purpose and corporate entities must be represented by a person duly authorized for such purpose, without any requirement that such person be a shareholder of the Company.

Shareholders who are not French residents may be represented at the meeting by any party acting on their behalf pursuant to a general power of attorney for the management of securities, provided that, at the time of opening its account with the Company or the financial institution holding the account, such representative, in compliance with applicable law and regulations, expressly states that it is acting in its capacity as an intermediary, holding securities for third parties. The Company may require that the intermediary referred to in the preceding section provide the list of shareholders it is representing whose voting rights are to be exercised at such meeting. The vote or power exercised by any intermediary who has not reported its status in compliance with applicable law, regulations or the Articles, or who has not disclosed the identity of beneficial shareholders, cannot be taken into account.

Shareholders may, subject to applicable law and regulations, send their proxy forms and votes by correspondence for any shareholders' meeting, either by regular mail, or, where approved by the Board of Directors and published in the notice of meeting, by fax or electronic mail.

Shareholders may also, subject to applicable law and regulations, attend meetings by videoconference or by electronic telecommunication, where approved by the Board of Directors and published in the notice of meeting. Such shareholders are considered present at the meeting for the purposes of calculating quorum and majority requirements.

3.1.9.2 Double voting rights

None.

3.1.9.3 Restrictions on voting rights

None.

3.1.10 Corporate thresholds (Article 11A of the Articles)

Any individual or corporate entity, acting alone or jointly, who directly or indirectly becomes the holder of shares representing 1% of the share capital or voting rights must, within five days of the acquisition of shares causing such person to attain or exceed such threshold, send a notice to the Company by registered letter with return receipt at the registered office, stating the aggregate number of shares and voting rights owned, in addition to the aggregate number of convertible, exchangeable or redeemable securities and voting rights attached thereto.

Such disclosure shall be required pursuant to the preceding section each time that holdings in the share capital or voting rights are either increased or reduced by 1%.

In the event of failure to fulfill the foregoing disclosure requirement, and if requested at a shareholders' meeting by one or more shareholders holding at least 2% of the share capital and voting rights, shares exceeding the fraction which should have been disclosed may be stripped of their voting rights in compliance with applicable law.

This provision is in addition to the laws and regulations governing disclosure of corporate thresholds.

3.1.11 Identification of holders of bearer shares and foreign shareholders (Article 11B of the Articles)

For the purpose of identifying holders of bearer shares, the Company may, subject to applicable law and regulations, request at any time, at its own expense, that the relevant central depository for financial instruments provide the individual or corporate name, nationality, date of birth or incorporation and the address of any holder of shares or securities conferring, whether or not immediately, voting rights at shareholders' meetings, in addition to the number of securities held by each of them and any restrictions applicable thereto.

Based on the list provided to the Company by the relevant central depository for financial instruments, the Company may ask such agent or the listed persons who, in the Company's view, may be acting on behalf of foreign security holders, for the information referred to in the preceding section concerning security holders.

The Company may also require, at any time, that any intermediary acting on behalf of third party owners of registered shares residing abroad disclose the identity of such security holders.

The Company may, if it is of the view that certain holders of either registered or bearer securities hold such securities on behalf of third parties, require that such holders disclose the identity of the relevant third parties in compliance with the foregoing terms and conditions.

Following such information requests, the Company may require any corporate entity holding shares in the Company representing more than 2.5% of the share capital or voting rights to disclose the identity of any person holding, directly or indirectly, more than one-third of the share capital or voting rights of such corporate entity exercised at such entity's shareholders' meetings.

Where the person has been requested to provide such information and fails to do so within the statutory and regulatory time limitations or discloses inaccurate or incomplete information, with respect to itself or to the beneficial owners of such securities, the shares or securities granting immediate or future access to the share capital and which are inscribed in the name of such intermediary shall be stripped of voting rights at any shareholders' meeting held prior to the disclosure thereof, and dividend payments shall be deferred until such date.

Furthermore, where the intermediary knowingly breaches such provisions, the relevant court in the jurisdiction where the Company has its registered office may, upon request by the Company or one or more shareholders holding at least 5% of the share capital, prohibit such holder from exercising voting rights or receiving dividends on such shares, in whole or in part, for a maximum period of five years.

3.2 GENERAL INFORMATION CONCERNING THE SHARE CAPITAL

3.2.1 Rights attached to shares

Each share entitles the holder to earnings, corporate assets and the liquidation surplus in a proportion equal to the fraction of share capital it represents, subject, where applicable, to special rights attached to preferred shares and taking into account share capital that has been redeemed and/or fully paid up.

Any shares which comprise or shall comprise the share capital will be deemed to rank *pari passu* at all times with respect to tax charges. Consequently, any taxes and duties which, for any reason, further to redemption of shares, become payable on only some of the shares, either during the corporate term or upon winding-up of the Company, shall be charged to all the shares comprising the share capital such that all current or future shareholders shall be entitled to the same benefits and proceeds, while taking into account the non-redeemed nominal value of the shares and the rights of different classes of shares.

Shareholders shall only be liable up to the nominal value of the shares they hold.

Each time the accumulation of several shares is necessary to exercise any right, in cases of exchange, consolidation or granting of shares, or further to any increase or reduction in the share capital, whether or not caused by losses, merger or other company reorganization, the owners of single shares, or uneven lots, may only exercise such rights in the event they combine and, where applicable, purchase or sell the necessary shares or rights to make up a round lot.

The rights and obligations attached to the share shall attach irrespective of the holder. Holding of a share shall be deemed consent to the Company Articles and resolutions adopted by the shareholders' meeting.

3.2.2 Types and registration of shares — Disposal and transfer of shares

Company shares may be held in bearer or registered form at the owner's discretion.

Shares are represented by book entries pursuant to terms and conditions provided by applicable law and regulations.

Title to Company shares shall be evidenced by a book entry in the shareholders' name either:

- with any accredited intermediary of their choice, for bearer shares; or
- with the Company or any authorized representative for standard registered shares (*nominatif pur*) or, where preferred, with any accredited intermediary of its choice and with the Company or its duly authorized representative, for administered registered shares.

For securities where the owner is not a French resident, any accredited intermediary may request their registration in his name on behalf of such owner. The registered accredited intermediary, at the time of opening its account, shall be required to report that it is acting as an intermediary holding securities for the benefit of third parties.

All shares of the Company are freely negotiable and transferable.

3.2.3 Share capital

As of the filing date of this corporate information document, the share capital of the Company is €270,092,310.

The share capital is made up of 270,092,310 shares with a nominal value of €1 each.

All shares of the Company are of the same class and have been fully subscribed and paid up.

3.2.4 Changes in share capital — Share payment

Subject to statutory provisions applicable to the Company with respect to payment of the share capital, the share capital may be increased or decreased, in one or several transactions, subject to applicable laws and regulations.

3.2.5 Securities providing access to the share capital

As of the filing date of this corporate information document, no marketable securities that could in the future lead to the creation of new shares had been issued (see section 3.2.7 on the authorizations to issue such securities).

3.2.6 Trading by the Company in its own shares

The ordinary shareholders' meeting of May 25, 2004 approved a Company share buyback program pursuant to Article L. 225-209 *et seq.* of the French Commercial Code.

3.2.7 Authorizations to increase the share capital

The following table summarizes the authorizations to increase the share capital granted to the Company's Board of Directors by the extraordinary shareholders' meeting of May 25, 2004. These authorizations are detailed in sections 3.2.7.1 to 3.2.7.4 below.

Nature of the transaction	Maximum nominal increase in the share capital	Term of the authorization
Issue of securities granting immediate or future access to share capital, with or without shareholders' pre-emptive rights (see section 3.2.7.1)	€30 million	26 months(1)
Issue of securities granting immediate or future access to share capital in cases of exchange offers initiated by the Company (see section 3.2.7.2)	€30 million(2)	26 months(1)
Capital increase by capitalization of reserves, earnings or premiums (see section 3.2.7.3)	€10 million	26 months(1)
Capital increase for the benefit of employee members of a savings plan (see section 3.2.7.4)	€5 million	5 years(1)

(1) As of May 25, 2004.

(2) This maximum shall apply jointly with the maximum set by the previous authorization (see section 3.2.7.1 below).

3.2.7.1 Issue of shares and securities granting access to share capital of the Company, with or without shareholders' pre-emptive rights

The extraordinary shareholders' meeting of May 25, 2004 granted the Board of Directors, for a twenty-six month period commencing the date of the meeting, the powers necessary to issue, in one or several transactions, at its discretion, in France or abroad, in the amounts and at the times it will decide, in euros, foreign currencies or any other currency unit determined with reference to several currencies, with or without premiums:

- shares; and/or
- marketable securities granting entitlement by conversion, exchange, redemption, presentation of a warrant or any other lawful transaction, to the allotment, at any time or at set dates, of issued securities representing a fraction of the Company's share capital, including unattached warrants to subscribe for new shares (or where necessary existing shares) issued at no charge (solely in cases of maintaining shareholder pre-emptive rights) or for valuable consideration,

with or without shareholders' pre-emptive rights.

The maximum capital increase, immediately or at a future date, resulting from all issues thus carried out shall be the nominal amount of €30 million, provided that:

(i) within such maximum,

- the issue of preferred shares, either with or without voting rights, shall not result in an increase of the share capital in an aggregate nominal amount exceeding €15 million;
- the issue of investment certificates (*certificats d'investissement*), either with or without priority rights, shall not result in an increase of the share capital in an aggregate nominal amount exceeding €15 million;
- the aggregate nominal amount of an increase in the share capital resulting from the exercise of unattached warrants to subscribe for new shares shall not exceed €30 million; and

(ii) the aforementioned limitations shall be determined without taking into account the nominal value of securities to be issued, pursuant to adjustments required by law in order to safeguard the rights of holders of securities (including unattached warrants to subscribe for new shares) granting future access to the share capital of the Company.

Securities issued in the aforementioned manner, granting access to the share capital of the Company, may be comprised of debt securities or be associated with the issue of such securities, or allow their issuance as intermediate securities. They may take the form of perpetual or fixed-term subordinated securities or non-subordinated securities, to be issued in France or abroad, in euro or in non-euro foreign currencies, or in any other currency unit determined by reference to several currencies. The maximum nominal amount of debt securities thus issued may not exceed €400 million or its equivalent value on the date of the decision for issuance, such amount being independent of the amount of debt securities issued which do not give access to the capital and whose issue is authorized by the ordinary shareholders' meeting described in section 3.2.8 below. They may be subject to fixed or floating interest rates, with or without capitalization, to repayment, with or without premium, or amortization, using any method, and the securities may, furthermore, be purchased on the stock exchange or be subject to offers to purchase or exchange by the Company.

The authorization thus granted to the Board of Directors:

- shall automatically result in a waiver by existing shareholders of their pre-emptive rights to shares in favor of these securities holders; and
- shall automatically result in an express waiver by existing shareholders of their pre-emptive rights to shares to which convertible bond holders are entitled, and to shares to which holders of unattached warrants to subscribe for new shares are entitled.

In the case of issues with shareholders' pre-emptive rights:

- if statutory subscriptions and, where applicable, non-statutory subscriptions do not absorb the entire issue, the Board of Directors may, in the order it deems appropriate, either limit the issue to the amount of subscriptions received, in compliance with applicable law, provided that at least three-quarters of the issue has been subscribed, or freely distribute all or part of the unsubscribed securities, or offer them for sale to the public;
- for the free allotment of unattached warrants or shares to holders of old shares, the Board of Directors may decide that fractional allotment rights are not negotiable and that the corresponding rights will be sold, the proceeds being allocated to holders of rights no later than 30 days after the registration in their account of the whole number of warrants allocated; and
- the amount due to the Company immediately or at a later date for each of the shares issued or to be issued in connection with the aforementioned authorization, after taking into account, for the issue of unattached warrants, the issue price of such warrants, will be at least equal to the nominal value of the share on the date of issue of such securities.

In the case of issues without shareholders' pre-emptive rights:

- if the issues take place on the French market, the Board of Directors may grant shareholders priority rights to subscribe for shares, warrants or securities issued within a period and under the terms and conditions to be set by the Board for the entire issue or a portion thereof. This non-negotiable priority right will be exercised in proportion to the number of shares held by each shareholder. Shares, warrants or securities that are not subscribed pursuant to these rights shall be subject to a public offering in France or abroad; and
- the amount due to the Company immediately or at a later date for each of the shares issued or to be issued in connection with the aforementioned authorization, after taking into account, for the issue of unattached warrants, the issue price of such warrants, will be at least equal to the minimum value set by the applicable law at the time this authorization is used, currently the Company's average share price over 10 consecutive trading days selected from the 20 most recent trading days preceding the start of the issue, after any adjustment to take into account a difference in the dividend due date.

3.2.7.2 Issue of shares and securities granting access to share capital in cases of exchange offers initiated by the Company

The extraordinary shareholders' meeting of May 25, 2004 granted the Board of Directors, for a twenty-six month period commencing the date of the meeting, the powers necessary to issue, at its discretion, subject to the terms

and conditions applicable to the issue of shares and securities granting access to the share capital of the Company without pre-emptive rights as described in section 3.2.7.1 above, securities, including unattached warrants to subscribe for new shares (or where necessary existing shares), granting immediate or future access to a fraction of the share capital of the Company, in consideration for securities tendered in any exchange offer made by the Company for securities of another company listed on any of the regulated markets referred to in Article L. 225-148 of the French Commercial Code and decide, as necessary, to revoke for the benefit of holders of such securities, the shareholders' pre-emptive right to such shares and securities.

The maximum nominal capital increase, immediately or in the future, resulting from issues carried out pursuant to such delegation was set at €30 million, noting that this maximum shall apply jointly with the maximum amount set for the issue of shares and securities granting access to the share capital of the Company, as described in section 3.2.7.1 above.

3.2.7.3 Share capital increase by capitalization of reserves, earnings or premiums

The extraordinary shareholders' meeting of May 25, 2004 granted the Board of Directors, for a twenty-six month period commencing the date of the meeting, the powers necessary to increase the share capital, in one or several transactions, at its discretion, in the amounts and at the times it will decide, by capitalization of reserves, earnings or premiums or other amounts that may be capitalized, through the issue of new ordinary shares, an increase in the nominal value of shares making up the share capital, or the simultaneous use of both procedures.

The aforementioned issue of new shares or increase in the nominal value of shares shall not result in an increase of the share capital in an aggregate nominal amount which exceeds €10 million, determined independently of the maximum limit for share capital increases that may be realized pursuant to the authorizations described in sections 3.2.7.1 and 3.2.7.2 above.

For share capital increases in the form of bonus share allotments, the fractional allotment rights remaining after the allotment of the new shares due to each shareholder will not be negotiable and will be settled in cash. Accordingly, the new shares corresponding to the fractional rights will be sold and the net proceeds will be allocated on a prorated basis to holders of rights no later than 30 days after the registration in their account of the number of new shares allotted.

3.2.7.4 Share capital increase for the benefit of employee members of a savings plan

The extraordinary shareholders' meeting of May 25, 2004, granted the Board of Directors, for a five-year period commencing the date of this meeting, the powers necessary to increase the share capital, in one or several transactions, at its discretion, in the amounts and at the times it will decide, by the issue of shares or other securities granting access to the share capital of the Company and reserved for members of a corporate savings plan (*plan d'épargne d'entreprise*) of the Company and French or foreign affiliates as defined by Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Labor Code.

The maximum limit for share capital increases, immediately or in the future, resulting from issues carried out pursuant to this delegation was set at a nominal amount of €5 million, determined independently of the maximum limit for share capital increases that may be realized pursuant to the authorizations described in sections 3.2.7.1, 3.2.7.2 and 3.2.7.3 above.

As the Company' shares are now traded on a regulated market, the subscription price of shares issued pursuant to this delegation shall not be less than 20% and 30%, respectively, of the average opening price of the Company's share on the Euronext Paris *Premier Marché* during the twenty trading days immediately preceding the decision of the Board of Directors setting the opening date for subscriptions, depending on whether the shares thus subscribed, directly or indirectly, shall be held in escrow for a period of less than ten years or for a period equal to or exceeding ten years. However, the Board of Directors may reduce the aforementioned discount, if it deems opportune, in particular to limit the discount granted to 15% of the listed share price on the day of the decision setting the opening date for subscriptions, subject to legal and regulatory restrictions, so as to consider, *inter alia*, legal, accounting, tax and social regimes applicable locally. The Board of Directors may also replace the entire discount or a portion thereof by allotting shares or other securities.

3.2.8 Issue of bonds, debentures and other securities granting similar debt claims against the Company

The extraordinary shareholders' meeting of May 25, 2004, granted the Board of Directors, for a five-year period commencing the date of this meeting, the powers necessary to proceed in one or several transactions, at its discretion in the amounts and at the times it will decide, in France or abroad, with the issue of bonds or

debentures, or any other debt securities granting similar debt claims against the Company in the same issue, with or without warrants attached conferring entitlement to the allotment, purchase or subscription of other bonds, debentures or securities granting similar debt claims against the Company. These securities may take the form of perpetual or fixed-term subordinated securities or non-subordinated securities.

The maximum nominal amount of all the aforementioned securities to be issued may not exceed €600 million, or its equivalent in any of the national subdivisions of the euro, in non-euro foreign currencies or any other currency unit determined with reference to several currencies, noting that such maximum nominal amount shall apply globally to other bonds or debentures and other debt securities issued upon or after the exercise of warrants, but that such amount shall not include redemption premiums, if any.

3.2.9 Change in share capital over the last five years

Date	Transaction	Number of shares issued	Nominal increase in the share capital	Share premium per share	Total share premium	Successive amounts of share capital	Total number of shares	Nominal value
Balance sheet as of December 31, 1998....					FRF 2,787,378,593.45	FRF 1,800,615,400	18,006,154	FRF 100
OSM of May 2, 2000....	Partial absorption of losses carried forward	—	—	—	FRF 0	FRF 1,800,615,400	18,006,154	FRF 100
ESM of December 19, 2000 (effective January 1, 2001)......	Conversion of share capital into euro	—	—	—	€0	€270,092,310 (after share capital reduction of €4,409,738.15)	18,006,154	€15
ESM of October 5, 2001	Share split	—	—	—	€0	€270,092,31	270,092,310	€1

OSM = Ordinary shareholders' meeting

ESM = Extraordinary shareholders' meeting

3.3 SHARE OWNERSHIP AND VOTING RIGHTS

3.3.1 Current share ownership and voting rights

The following table sets forth the share ownership and voting rights of the Company as of December 31, 2004 of this corporate document.

Shareholders	Shares		Voting rights	
	Number	%	Number	%
French State	168,061,366	62.2	168,061,366	62.9
Private investors	85,067,010	31.5	85,067,010	31.8
Employees	9,453,231	3.5	9,453,231	3.5
United Technologies(1)	4,672,935	1.7	4,672,935	1.7
Directors	13,208	n.m.	13,208	n.m.
Treasury shares(2)	2,824,560	1.0	—	—
Total	270,092,310	100.00	267,267,750	100.00

(1) United Technologies Corp. is a U.S. supplier of high technology products for the aviation, aerospace and construction industries. Its relations with the Group, through its division, Pratt & Whitney, are described in Chapter 4.

(2) Shares held by Lexvall 2, subsidiary of the Company. n.m.: Not material.

Each share grants entitlement to one vote. There is no limit to the number of votes available to each shareholder. There are no double voting rights.

In accordance with the law, there are no voting rights for treasury shares.

3.3.2 Changes in the share ownership and voting rights over the last three years

The following table sets forth changes in share ownership and voting rights over the last three years:

	Position as of December 31, 2004				Position as of December 31, 2003			Position as of December 31, 2002		
Shareholder	Number of shares	% of share capital	Number of voting rights	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
French State	168,061,366	62.2	168,061,366	62.9	262,593,675	97.22	98.25	262,593,675	97.22	98.25
United Technologies	4,672,935	1.7	4,672,935	1.7	4,672,935	1.73	1.75	4,672,935	1.73	1.75
Treasury shares(1)	2,824,560	1.0	—	—	2,824,560	1.05	—	2,824,560	1.05	—
Directors	13,208	n.m.	13,208	n.m.	135	n.m.	n.m.	135	n.s.	n.s.
Employees	9,453,231	3.5	9,453,231	3.5						
Private investors	85,067,010	31.5	85,067,010	31.8						
Miscellaneous shareholders					1,005	n.m.	n.m.	1,005	n.m.	n.m.
Total	270,092,310	100.00	267,267,750	100.00	270,092,310	100.00	100.00	270,092,310	100.00	100.00

(1) Shares held by Lexvall 2, subsidiary of the Company.
n.m.: Not material.

3.3.3 Information on the Company's share capital transactions over the last three years

The following table sets forth the Company's share capital transactions over the last three years until the date of the filing of this corporate information document.

Name of shareholder	*Position of shareholder*	*% of share capital held before the transaction*	*Date of the transaction*	*Nature of the transaction*	*Number of shares acquired*	*Average unit price of shares acquired*	*% of share capital acquired*	*% of share capital held after the transaction*
Lexvall 2	Subsidiary 99.7% held by Snecma	0.98	October 25, 2002	Acquisition (Transferor: Mr. Jean-Paul Béchat)	174,510	€ 1.92	0.07	1.05

3.3.4 Shareholders' agreements

None.

3.3.5 Pledge of Company shares

None.

3.3.6 Group organization chart

See below.

3.4 SNECMA SHARE PRICE TRENDS BETWEEN JUNE 18, 2004 AND DECEMBER 31, 2004

Snecma shares (ISIN code FR0005328747, mnemonic SCA) are traded on the Euronext Paris S.A. *Premier Marché* since June 18, 2004 and are eligible for deferred settlement.

The Snecma share is included in the SFB 120 and Euronext 100 indices.

3.4.1 Financial instruments not traded on a regulated market

None.

3.4.2 Stock market data


SBF 120
SNECMA
2 950
2 900
2 850
2 800
2 750
2 700
2 650
2 600
2 550
2 500
2 450
21,5
20,5
19,5
18,5
17,5
16,5
15,5
14,5
13,5
SBF 120
Snecma
17/06/04
01/07/04
15/07/04
29/07/04
12/08/04
26/08/04
09/09/04
23/09/04
07/10/04
21/10/04
04/11/04
18/11/04
02/12/04
16/12/04
30/12/04
13/01/05
27/01/05
10/02/05
24/02/05
10/03/05

3.5 DIVIDENDS

3.5.1 Dividends paid in respect of the last five years

Year	Total number of shares	Net dividend per share	Payment date
1999	18,006,154	€2.29 (FRF 15)	June 15, 2000
2000	18,006,154	€5.34 (FRF 35)	May 15, 2001
2001	270,092,310(*)	€0.36	May 14, 2002
2002	270,092,310(*)	€0.12	May 13, 2003
2003	270,092,310(*)	€0.21	May 11, 2004

(*) After 15 for 1 share split on October 5, 2001.

3.5.2 Dividend distribution policy

The dividend distribution policy is decided by the Board of Directors. The Board may take into account, *inter alia*, the operating results and the financial position of the Company, in addition to the dividend policies of major French and international companies engaged in the same business. However, the Company cannot guarantee the dividend amount which may be paid with respect to a particular period.

3.5.3 Prescription period

Dividends which have not been claimed within five years from their payment date shall revert to the French State.

Simplified Organization Chart


Snecma
PROPULSION
and related services
EQUIPMENT
and related services
EQUITY STAKES
% control
100 % SNECMA MOTEURS
SNECMA SERVICES 100 %
FBA, Inc. 100 %
CFAN 50 %
TECHLAM 100 %
FAMAT 50 %
CFM INT. SA 50 %
CFM INT. Inc. 50 %
EPI Europrop International GmbH 28 %
100 % SNECMA PROPULSION SOLIDE
GIE G2P 75 %
100 % TURBOMECA
MICROTURBO 100 %
51 % TECHSPACE AERO
50 % EUROPROPULSION
SNECMA SERVICES BRUSSELS 100 %
SNECMA MOROCCO ENGINE SERVICES 51 %
SICHUAN SNECMA AERO-ENGINE MAINTENANCE COMPANY 52.7 %
CERAMIC COATING CENTER 50 %
INTERNATIONAL COMPRESSOR TECHNOLOGIES 50 %
25.5 % PROPULSION TECHNOLOGY 25.5 %
100 % SNECMA USA, Inc.
CINCH CONNECTORS, Inc. 100 %
GLOBE MOTORS, Inc. 100 %
100 % SNECMA Ltd
CINCH CONNECTORS Ltd 100 %
MICROTURBO Ltd 100 %
100 % MESSIER-BUGATTI 31.9 %
100 % MESSIER-DOWTY 68.1 %
MESSIER-SERVICES INTERNATIONAL
100 % LABINAL
100 % SOFRANCE
100 % HISPANO-SUIZA 50 %
FADEC International
47.32 %
52.68 % HUREL-HISPANO
60.71 % TECHNOFAN
ARIANESPACE PARTICIPATION 10.75 %
EMBRAER 3 %
GEAM 19.9 %

NB: In its meeting of February 16, 2005, the Board of Directors authorized the CEO to sell Cinch Connectors, Inc. and Cinch Connectors Ltd. to an investment fund

4 INFORMATION CONCERNING SNECMA'S BUSINESS

4.1 GROUP PROFILE

Snecma is an integrated aerospace group which produces engines and equipment for three major markets: civil aviation, military aviation and space. With consolidated sales of 6,812 million euros in 2004, it is one of the world's four leading aircraft engine manufacturers in terms of published sales figures for the period, and one of the top three rocket engine manufacturers. At December 31, 2004, the Group had nearly 39,900 employees. It is organized in two complementary branches: Propulsion and Equipment. The associated maintenance, repair and overhaul (MRO) services are integrated within each branch. In 2004, Snecma generated over 70% of its consolidated sales through exports. Furthermore, about 37.5% of this total was generated by support services, including spare parts, maintenance, repair and overhaul, and customer support.

For 2004, the Group's consolidated sales by geographic region were as follows:

- Europe (with a significant share outside France): 54%
- United States: 28%
- Asia: 9%
- Rest of the World: 9%

The Group's Propulsion branch designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles, UAVs, launch vehicles and ballistic missiles, satellites and space vehicles. In 2004, the Propulsion branch accounted for 63% (4,523 million euros) of the Group's consolidated sales, before elimination of inter-branch sales.

Snecma considers that it holds leadership positions in today's aviation propulsion market, largely through its association with General Electric (United States), a world-leader in the production of engines for mainline jets (over 100 seats) (source: Client Aviation System Enquiry-CASE, January 2005). The Group also considers itself to be a world leader in turbine engines for civil and military helicopters.

The Group's Equipment branch designs, develops, produces and markets landing and braking systems, engine nacelles, thrust reversers, power transmissions and control systems, electrical wiring systems, electrical motors, connectors, ventilation and filtering systems. In 2004, the Equipment branch accounted for 37% (2,628 million euros) of the Group's consolidated sales, before elimination of inter-branch sales.

Snecma is among the world leaders in landing gear, wheels, carbon brakes and associated systems, nacelles, thrust reversers and aircraft wiring.

The Group's development depends on strong alliances with other engine manufacturers, primarily with General Electric for CFM56 engines, a family of engines developing 18,500 to 34,000 pounds of thrust that power mainline jets (over 100 seats). In addition, Snecma teams up with Rolls-Royce on helicopter turbine engines, with Avio and SNPE on rocket propulsion, and with various airlines for MRO services.

4.1.1 History

The Company was originally created in 1945 upon the nationalization of Gnome et Rhône and the acquisition of other companies reaching back to the birth of aviation, including the "Groupe d'Etudes de Moteurs à Huile Lourde", "Moteurs Lorraine" and Renault aircraft engines.

From the outset, Snecma developed its own jet engines, in particular for Dassault Aviation's combat aircraft, such as the Mystère, Etendard and Mirage.

In 1968, Snecma took control of Hispano-Suiza, making it heir to two of the world's oldest aircraft engine manufacturers (Gnome was founded in 1905). Piston engines made by Gnome et Rhône and Hispano-Suiza powered military aircraft made by Europe's major aircraft manufacturers during the first world war, and a number of European aircraft between the two world wars, setting many records. They also powered most French military aircraft in service at the outbreak of the second world war, including Morane, Dewoitine, Bloch and Bréguet.

In 1974, Snecma formed a major alliance with General Electric to produce the CFM56 family of engines for commercial jetliners, most notably the Boeing 737 and the Airbus A320 family.

In addition, from the outset, Snecma engines have powered all Ariane launch vehicles, as well as the strategic missiles in France's nuclear deterrent force.

Snecma has gradually extended its scope of business by successively entering the areas of engine power transmissions, landing gear, wheels, brakes and associated systems, nacelles and thrust reversers, helicopter turbines, wiring systems and engine maintenance, repair and overhaul services. Because of the strong synergies between its engine and mechanical equipment activities, Snecma is developing a strategy of grouping its equipment and repair businesses, to counter cycles and fluctuations in the aviation industry. The main stages in this growth were the acquisition of a controlling interest in Hispano-Suiza, the link-ups with Messier starting in 1971 and with Dowty starting in 1994, the acquisition of a controlling interest in the Société Européenne de Propulsion (SEP) in 1985, and the acquisitions of Labinal's aviation business and Hurel-Dubois in 2000.

Snecma's businesses and organizational structure were consolidated in 2001 and 2002. In particular, the nacelle business was bolstered through the creation of Hurel-Hispano in 2001 and Snecma's acquisition in early 2002 of Airbus Industrie's 50% stake in their joint subsidiary Aircelle, giving it 100% of the company. In addition, the landing system support network was consolidated by the creation of Messier Services and the transfer of various product lines from Labinal to Messier-Bugatti to rationalize the equipment business. Labinal is now focused on electrical wiring and engineering services. Hispano-Suiza has integrated Snecma Moteurs' former Snecma Control Systems division, enabling it to offer a complete integrated range of engine equipment. The Snecma Group continued consolidating its businesses in 2003, as Labinal purchased Boeing's wiring production plant in Corinth, Texas, and signed a long-term supply agreement with Boeing, while Hispano-Suiza and BAE Systems Controls created the Fadec International joint venture to handle the design, production, sale and support of full authority digital engine control systems for high-power commercial jet engines. In March 2004, Snecma sold its subsidiary Cinch SA, specialized in connectors for the auto industry, to the American group Molex.

Over the years Snecma has undergone a major transition, from an engine manufacturer for primarily military markets to an aerospace propulsion and equipment group with a majority of its sales generated by the civil aviation sector (approximately 77% of consolidated sales in 2004).

The slowdown in the civil aviation market in the early 1990s led to major losses for Snecma. This was followed by a recovery, which, coupled with restructuring and recovery initiatives launched by new corporate management since 1996, significantly improved the Group's earnings at the end of the 1990s, as well as in 2000 and 2001. From 2001 to 2003, during a cyclical downward trend, exacerbated by the events of September 11, 2001, then the Iraq war and the SARS epidemic in Asia, the Group's business has proved resilient. Sales decreased only about 6% during this period, and in 2004 returned to virtually the same level as 2001.

The French State conducted an initial public offering (IPO) of Snecma shares in 2004, reducing its stake from 97.2% to 62.2%. The Snecma share was listed on the First Market of Euronext Paris in June. In October 2004, Snecma and Sagem announced their plan to merge, giving birth in May 2005 to a global technology leader with four core businesses: aircraft equipment, defense and security, propulsion and telecommunications.

4.1.2 Strategy

The Group's strategy is based on the following general objectives:

Consolidate or develop leadership positions in all businesses, by:

- drawing on a continuous effort in research and development to ensure both the technological independence of the Group and its state-of-the-art expertise;
- consolidating its leadership in the engine market for mainline jets (over 100 seats), within the scope of its partnership with General Electric;
- pursuing an active partnership policy in other areas of its business, such as the partnership with NPO Saturn for the Russian Regional Jet engine, the partnership with Rolls-Royce, MTU Aero Engines and ITP for the A400M engine, the partnership with Rolls-Royce for the Tiger and NH90 helicopter turbine engines, and the partnership with BAE Systems for commercial engine FADEC units;
- winning, alone or through partnerships, significant shares of major new aviation programs;
- strengthening relationships with customers by setting up owned operations in selected locations;
- bolstering its position as a large-scale systems integrator, in order to provide its clients with comprehensive, coherent solutions;
- continuing to meticulously examine all advantageous external growth opportunities.

Enhance the Group's ability to adapt to aviation industry cycles, by:

- continuously adjusting the Group's size and industrial organization;
- further developing its service and MRO businesses;
- maintaining a significant position in the defense and space markets, which are not subject to the same cycles as civil aviation.

Improve financial performance, by:

- drawing on the development of its installed base of engines and equipment to increase its share of higher margin activities, such as spare parts;
- increasing the focus on general progress initiatives — part of the Group-wide Action V business improvement initiative — concerning productivity, the shortening of development and production cycles, and the purchasing policy;
- continuously developing technological, industrial and commercial synergies between the different businesses of the Group;
- exercising rigorous control over all economic and financial aspects.

4.1.3 Economic environment and outlook

The Group is developing its core businesses as an engine and equipment manufacturer in the civil aviation, defense and space sectors. In 2004, these three sectors accounted for approximately 72%, 23% and 5% of consolidated sales, respectively.

4.1.3.1 Civil aviation

The civil aviation sector comprises both airplanes and helicopters. The market for civil aircraft includes four unequal segments:

- commercial aircraft with more than 100 seats (mainline jets);
- regional transport aircraft (less than 100 seats);
- business aircraft;
- light aviation aircraft.

Snecma is currently primarily an engine supplier to the first segment, and an equipment supplier to the first three segments. However, it is worth noting that Snecma is in the process of taking full control of SMA, a small company (about 60 employees) that develops, produces and sells engines for light aircraft, which was previously equally-controlled by EADS, Renault and Snecma.

- **Mainline jets and regional transport**

Trends in air transport

Civil aviation is a global market. Its outlook depends heavily on the projected growth in world air traffic, which has mainly been driven by the following factors:

- Economic growth: for example, during the period 1985-2004, air traffic showed average annual growth of 4.7% in terms of revenue passenger kilometers (number of passengers carried multiplied by the number of kilometers traveled by each passenger) (source: ICAO, January 2005). Over the same period, worldwide GDP grew by 3.3% (source: International Monetary Fund).
- Liberalization of air transport, which has led to increased competition between airlines, mainly due to the development of low-cost carriers, and a resulting continuous pressure on prices, especially in the United States and Europe.
- Lower fares, made possible by the introduction of more economical aircraft, as well as higher airline productivity.
- Improvement in networks, based on the opening of new lines and the creation of hub airports. The main factors behind the improvement in networks have been lower fares, an improved offering by manufacturers, and changes in the regulatory environment.

- Product innovation, including the introduction of widebody jets and higher-performance aircraft, which permits enhanced services coupled with lower fares.

However, in recent years the positive effect of these underlying trends was negatively impacted by exceptional events. In 2003, the Iraq war and the SARS epidemic had a major impact on the sector, which was still suffering from the consequences of the terrorist attacks of September 11, 2001. According to provisional figures from the International Air Transport Association (IATA), in a December 2004 study, international passenger traffic grew 14% in 2004 compared to 2003 (it had decreased 2.4% in 2003, compared to 2002).

The following graph summarizes changes in global GDP and passenger traffic since 1980 (total civil aviation passenger traffic, excluding CIS, measured in passenger-kilometers and given as a percentage), with an estimation for 2005 (source: historical data, OECD for GDP and ICAO for traffic; predictions, OECD June 2004 for GDP, ICAO December 2004 for 2004 traffic and September 2004 for 2005 traffic prediction).


Air traffic growth
GDP growth
World traffic
World GDP
Estimation
15%
10%
5%
0%
-5%
6%
4%
2%
0%
-2%
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Aircraft industry

Changes in air transport over the last 20 years have had a major influence on the aircraft manufacturing industry. The main trends were as follows:

- The steady growth in air traffic over this period required a constant increase in fleets, with the exception of measures taken by airlines to adapt capacity to the exceptional events of 2001 and 2003. These events led to a downturn in these airlines' economic position, and aircraft deliveries therefore decreased.
- Fleet aging and obsolescence also gave rise to a need for replacement aircraft, a trend that has been amplified by the fact that environmental regulations (noise, pollution, etc.) are increasingly strict. For example, the virtual banning of older generation aircraft — which produce a high level of noise pollution — led airlines in the West to replace these aircraft with more recent models. New standards are now being drawn up. In the medium term they could heighten aircraft constraints and lead to new replacement needs.
- The airlines' demand for increased aircraft standardization has led them to restructure their fleets around a limited number of models, in order to reduce operating costs (training, spare parts, etc.).
- The rise in jet fuel prices — or at least the uncertainty about future price trends — is also a factor in accelerating the replacement of fuel-hungry older models.
- Airline profitability also impacts aircraft demand, due to the significant investments required.

All of these aspects have significant influence on aircraft supply and demand. Airframe, engine and equipment manufacturers must offer products that meet customer needs in terms of cost, performance and environmental regulations. These needs can change over time. For example, deliveries during the 1990s fluctuated, with a drop at the beginning of the decade followed by a recovery during the second half of the 1990s. Beyond this cycle,

however, over a longer period, the commercial aircraft construction industry has experienced largely positive growth as shown by aircraft deliveries by ten-year period for the last four decades.

The following table shows delivery trends for aircraft, excluding regional aircraft, over the last 40 years (source: Airline Monitor, May 2003)

	1963-1972	1973-1982	1983-1992	1993-2002
Number of aircraft deliveries	3,616	3,273	5,105	8,090

Outlook

According to IATA, the aggregate net loss of airlines worldwide (including 280 airlines) amounted to $35 billion since September 2001 (December 2004 study). In 2004, the eleven major U.S. airlines recorded an aggregate net loss for the year of $9.16 billion, compared with a loss of $2.35 billion in 2003.

Boeing, in a study carried out in June 2003, estimated that the exceptional events of 2001 and 2003 (September 11, 2001, the Iraq war, the SARS epidemic) will have a negative impact for several years, but will not significantly alter long-term trends in the global economy and market forecasts. Boeing estimated that, all in all, air traffic in 2022 will be 5% less than what it would have been had these exceptional events not occurred. However, in its 2004 study (Boeing 2004 CMO), Boeing predicts average annual growth in passenger traffic over the next 20 years of 5.2%, based on global economic growth of 3%.

The situation in the aviation sector will remain fragile, while airlines recover from the consequences of the various events since 2001.

Snecma believes that the renewed development of air transport should have a favorable impact on the aircraft industry in general, impacting original equipment, as well as maintenance, repair and overhaul (MRO) services. The Group believes that growth in the original equipment sector will be driven by the economy and the airlines' replacement requirements and financial condition. The MRO sector should be positively affected by the growth in the installed base of aircraft, which generates more recurring income.

- **Outlook for aircraft construction and the aircraft engine sector**

Assuming average annual worldwide GDP growth of 3% over the next 20 years, as indicated above, the Boeing study released in July 2004 forecasts 5.2% average annual growth in passenger traffic over this same 20-year period. According to Boeing, this growth should result in the worldwide airline fleet more than doubling by 2023, from 16,168 aircraft in 2003 (including both regional jets and commercial jets with over 90 seats), to 34,764 aircraft in 2023. On this basis and taking into account aircraft retired from service, this should result in the delivery of 24,993 new aircraft.

The study forecast the following changes over the same period, broken down by type of aircraft:

	2003 Fleet	2023 Fleet	Deliveries 2004-2023
Boeing forecasts (passenger & cargo)			
Airlines only			
Regional transports (less than 90 seats)	2,245	5,773	4,286
Single-aisle (90-240 seats)	9,050	18,953	17,714
Widebody (over 240 seats)	3,107	6,582	5,269
Cargo aircraft	1,766	3,456	724
Total	16,168	34,764	24,993

In a January-February 2004 study, The Airline Monitor predicted 5.3% average annual growth in passenger traffic for the period 2004-2023. On this basis, The Airline Monitor estimated that airlines and other operators will deploy a fleet of 33,192 aircraft in 2023, with the delivery of 23,050 aircraft.

In an October 2004 study (Airbus GMF 2004-2023), Airbus predicted average annual growth of 5.3% in passenger traffic for the period 2004-2023. On this basis, Airbus estimated that some 16,601 new aircraft with over 100 seats should enter service by 2023, bringing the worldwide fleet for this type of aircraft from 10,838 at year-end 2003 to 21,759 at year-end 2023.

The breakdown of this market by number of engines reflects both aircraft configuration (two engines on short/medium-haul aircraft and two or four engines on long-haul aircraft), and the outlook for each of the aircraft

operating in these segments. It should also be noted that twin-engine aircraft may compete against four-engine aircraft, as is the case of the Boeing 777 versus the Airbus A340, for example.

- **Service market outlook**

In its April 2004 study, "The outlook of commercial MRO through 2013", AeroStrategy estimated that the MRO (maintenance, repair and overhaul) market for commercial aircraft totaled $35.8 billion in 2004 and should grow to $60 billion in 2013, equal to an annual average increase of 5.3%. Within the MRO market, engine maintenance represents about 35% of the total.

Snecma believes that the favorable outlook for this activity, especially for CFM56 engines, as well as the spare parts supply business, is due to the steady increase in fleets deployed by airlines. This is due in turn to the increase in the number of aircraft (because of traffic growth), the increase in the CFM56's share of the installed base, and the natural aging of this fleet. The recovery in aviation business in 2004 also saw an increase of about 4% in the number of CFM56 flight-hours worldwide (to 31.5 million hours), and an increase of about 10% in the number of CFM56 shop visits.

In the MRO market, equipment suppliers and engine manufacturers are facing competition from third-party parts manufacturers (having received Parts Manufacturer Approval, or PMA). To receive flightworthiness approval, aircraft engines and spare parts must be certified by the relevant aviation authorities. Spare parts for engines, and to a lesser degree for equipment, manufactured by third-party companies, have been certified by the Federal Aviation Administration (FAA) of the United States. Their use in airspaces other than those governed by the FAA requires authorization from other aviation authorities. These "PMA" parts (or repair of parts under DER, i.e., approved by a Design Engineering Representative) are not tested and approved according to the complete procedures of the manufacturer of the propulsion system. According to a study by AeroStrategy, the market share for PMA parts not approved by the manufacturer could reach 3 to 4% of the total number of aircraft spare parts in 2008. Under these conditions, Snecma continues to maintain the operability and airworthiness conditions of its engines and equipment to the very highest standards.

- **Business aviation**

The business aviation sector showed strong growth at the end of the 1990s, driven by global economic growth, the fast-paced development of fractional ownership and the introduction of new models. The result was a lowering of barriers for this type of transportation, and therefore an expanded potential market. However, the sector remains subject to general economic conditions.

A study published by the Teal Group in 2003 forecast a market for 6,075 new aircraft during 2003-2012, for a total of $89 billion, 25% higher than the previous period of 1993-2002.

- **Civil helicopters**

The civil helicopter market is less affected by GDP trends than the civil airplane market, because of the diversity of helicopter users and customer segmentation. Demand is generated by corporate and some individual customers, the offshore oil sector, public and state agency services (police, emergency medical services, fire-fighters, civil security) and a wide range of operators, especially for aerial photography, construction and agriculture.

According to a study by Jane's Information Group in September 2003 summarizing the predictions of several civil helicopter market participants and observers, the market should be relatively stable over the period 2003-2011, with average growth of less than 3% per year. The study highlighted the uncertain economy, the reduction in the number of heliports, restrictions concerning the use of airspace, and growing opposition to the noise generated by helicopters. According to the study, North America and Europe account for 70% of the market. In the United States, the market is affected by the budget restrictions of police forces and emergency medical services. Furthermore, equipment replacement in the offshore oil sector, the other traditional outlet for civil helicopters, is dependent on trends in this business.

The main manufacturers in this market are AgustaWestland and Eurocopter in Europe, and Bell Helicopters, MD Helicopters and Sikorsky in the United States.

4.1.3.2 Military aviation

The military aviation sector can be divided into four unequal segments:

- heavy combat aircraft;
- light combat and training aircraft;
- military transports;
- military helicopters.

Snecma participates in all four market segments, as a supplier of both engines and equipment.

The military aircraft and equipment market has several specific characteristics. While some markets are open to foreign manufacturers, they are still subject to a policy of preference for national "champions".

- **Heavy combat aircraft**

Following strong growth during the period 1975-1990, the heavy combat aircraft market experienced a considerable slowdown against the backdrop of shifting international relations following the fall of the iron curtain. Snecma believes that the market is once again starting to open up due to aging fleets, especially in countries with the ability to buy so-called fourth-generation aircraft: Mirage 2000-9, Rafale, Eurofighter, F-16 Block 60.

The September 11 attacks, the conflict in Afghanistan and the war in Iraq have generated an increase in military orders in the United States. In Europe, however, most military orders have been postponed due to budgetary restrictions. France does not reflect this trend, since its military spending bill for 2003-2008 provides for a significant budget increase, allowing current orders to be consolidated.

In a study from April 2003, Forecast International predicted that the replacement of heavy combat aircraft fleets should lead to an increase in production, reaching 3,038 aircraft during the period 2003-2012.

The main manufacturers of heavy combat aircraft are:

- United States: Boeing, for the F/A-18 and F-15, and Lockheed Martin, for the F-16 and the USAF's new F/A-22 Raptor fighter (in collaboration with Boeing), and also selected for the future Joint Strike Fighter (JSF), or F-35.
- Europe: Dassault Aviation, for the Rafale and Mirage 2000; Saab, along with BAE Systems, for the Gripen; and the Eurofighter consortium, comprising BAE Systems, EADS and Finmeccanica/Alenia, for the Typhoon.
- Russia: Sukhoi, for the Su-27, Su-30 and numerous derivatives; and RAC MiG, for the MiG-29 and derivatives.

- **Light combat and training aircraft**

According to the same study by Forecast International, the training aircraft market should increase. A total of 1,398 jet training and light combat aircraft should be produced over the period 2003-2012.

- **Military transport aircraft**

In a study dated October 2003, Forecast International predicted that about 882 new military transport aircraft would be produced over the period 2003-2012. From 2003 to 2007, 408 aircraft should enter service, with another 474 following during 2008-2012. According to Forecast International, this total breaks down as follows for the period 2003-2012.

Type of military transport	Number of aircraft
Less than 20,000 pounds payload capacity	141
Medium capacity (20,000 to 80,000 pounds)	268
Large capacity (over 80,000 pounds)	473

The military transport sector is dominated by heavy transports, which should account for 88.5% of all revenues in this sector over the next ten years, according to Forecast International (October 2003). Historically, this sector has been influenced by U.S. budgetary decisions, leading to a predominance of American manufacturers and aircraft,

including the Boeing C-17 and the Lockheed Martin C-130 Hercules. European military transport fleet replacement, especially with the new A400M, should open new growth possibilities.

- **Military helicopters**

The demand for new military helicopters is primarily determined by budgetary considerations, the need to replace aging fleets and strategic considerations. According to Snecma, the introduction of new-generation helicopters, such as the Tiger and NH90, should help stimulate demand for military helicopters in the near future.

A report by Jane's Information Group in September 2003 cites forecasts by Rolls-Royce that predict the delivery of 5,246 military helicopters for the period 2003-2012.

The main military helicopter manufacturers supplying the world market are located in the United States (Bell Helicopter, Boeing and Sikorsky) and Europe (AgustaWestland, a subsidiary of Finmeccanica, and Eurocopter). There are also a certain number of national manufacturers in ex-Soviet states that compete within their respective markets. The military market is highly coveted, but it is difficult for foreign manufacturers to bid on national requests for proposals, for reasons of national security, politics and long-established relationships.

4.1.3.3 Space

Snecma's activities in the space propulsion sector concern two distinct market segments: launch vehicle propulsion and, to a lesser degree, satellite propulsion.

The world's three leading launch service providers are Arianespace, Boeing and Lockheed Martin. Alone or as part of consortiums with several Eastern European countries, including Russia, they accounted for virtually all launches in recent years. China, Japan and India, which call on domestic launcher technology and experience, are not providers of commercial launch services, but are striving to become such providers.

Launch service providers have had to adapt their offering to meet changing market requirements, especially the launch of increasingly heavy satellites into geostationary orbit. The Group believes that this trend now seems to be stabilizing at satellites around 4 to 5 metric tons for most of the market. However, additional launch requirements are being confirmed for large satellites in the over 5-metric-ton class, and smaller satellites of less than 3 metric tons. In addition to the diversity of services offered and competition on prices, the reliability of the launch service provider is a major factor in the competitive marketplace.

4.2 PROPULSION BRANCH

In 2004, the Propulsion branch contributed 63% (4,523 million euros) of the Group's consolidated sales, before elimination of inter-branch sales (see paragraph 5.1.5.1 below for sales after elimination of inter-branch sales). It designs, develops, produces and markets a wide range of aircraft and rocket engines for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, launch vehicles, ballistic and tactical missiles. Commercial aircraft propulsion accounted for about 58% of the branch's sales in 2004, after elimination of inter-branch sales, with rocket propulsion for launchers and ballistic missiles accounting for about 12%, military aircraft propulsion about 18% and helicopter propulsion about 12%. Snecma's powerplants range from the 8 grams of thrust developed by plasma thrusters for satellites, to solid rocket motors for launch vehicles developing nearly 1.5 million pounds of thrust. The Propulsion branch also includes the sale of spare parts, and engine maintenance, repair and overhaul (MRO) services.

The main companies in this branch are:

- Snecma Moteurs: engines for civil and military aircraft, rocket engines.
- Snecma Propulsion Solide: solid rocket motors for launch vehicles, tactical and ballistic missiles; thermostructural composites.
- Turbomeca: turbine engines for civil and military helicopters, engines for training aircraft and tactical missiles, land and marine turbines, MRO.
- Techspace Aero: modules and equipment for aircraft and rocket engines, engine test stands, MRO.
- Microturbo: jet engines for tactical missiles and target drones, auxiliary power units, air starters.
- Snecma Services: aircraft engine maintenance, repair and overhaul (MRO) services.

4.2.1 Snecma Moteurs: aircraft and rocket engines

Snecma Moteurs encompasses most of the Group's operations in civil and military aircraft propulsion, as well as rocket engines for launch vehicles. Through their joint company CFM International, Snecma Moteurs and General Electric are the world's leading suppliers of aircraft engines in their thrust class, with 14,617 CFM56 engines in service as of December 31, 2004, out of a total of 25,475 engines in the 15,000 to 45,000-pound-thrust class (source: Snecma and CASE, January 2004). Snecma considers itself to be the second leading rocket propulsion company worldwide in terms of sales, covering both solid propulsion (with Snecma Propulsion Solide) and liquid propulsion (through Snecma Moteurs).

Snecma Moteurs contributed 2,943 million euros to the Group's consolidated sales and accounted for 65.4% of the Propulsion branch's consolidated sales in 2004, after elimination of inter-branch sales. This figure includes the Snecma Group's share generated by CFM International S.A., CFM International Inc. and SES (Shannon Engine Support) (see 5.2.5.1.C).

4.2.1.1 Commercial aircraft engines

Market and competition

In the mainline jet market (over 100 seats), engine manufacturers market their engines to the two main airframe manufacturers, Airbus and Boeing, and to airlines or aircraft leasing firms. The sale of new engines for a given model stretches over 10 to 15 years, with spare parts being distributed up to 40 years after service entry of the first engine.

Each engine is developed according to the type of aircraft it will power, in conjunction with the aircraft manufacturer. In most cases, the aircraft is sold with a choice of two engine types. In this case, the engine manufacturers chosen as preferred suppliers, for example CFM International for the CFM56-5A and -5B on the Airbus A320, must market their product to the aircraft buyer so as to be chosen to equip their aircraft. An aircraft manufacturer may also decide to offer a single engine type, if it deems that the choice of a single supply source will be well received by the market, as is the case with Boeing, which chose the CFM56-7 as the single source engine on its current generation 737 twinjets. Lastly, engine manufacturers also market their engines to airlines and leasing firms by offering a retrofit, i.e., replacing existing engines with their engines.

Once sold, the engine generates significant recurring business through spare parts and MRO services. Spare parts are mainly supplied directly by the engine manufacturer. Spare parts business volume, which primarily depends on the size of the fleet in service, is a critical factor in determining the profitability of an engine program. Engine manufacturers sometimes face increasing competition from other parts manufacturers that hold Parts Manufacturer Approval (PMA) authorization from the U.S. Federal Aviation Administration (FAA) (see 4.1.3.1., service market outlook).

The engine manufacturer provides after-sales services: MRO services may be provided by the engine manufacturer, by repair shops that are either independent or associated with an airline or other engine manufacturer, or by the user itself. Since engine manufacturers operate in both the spare parts and MRO markets, they can offer customers long-term support contracts with a full range of services. This trend is developing in response to growing demand from customers and users. Snecma's own aircraft engine service business is described in paragraph 4.2.6 below.

The mainline jet engine market can be divided into two segments:

- Engines developing 18,000 to 45,000 pounds of thrust that power single-aisle mainline jets, in particular the Boeing 737 and the Airbus A320 family, as well as the four-engine Airbus A340-300 widebody jet (two aisles). As of December 31, 2004, this segment counted an in-service fleet of 25,475 engines, with 932 delivered during the year 2004 (source: CASE, January 2005 and Snecma). Snecma Moteurs is present in this market via CFM International, an equal joint venture of Snecma Moteurs and General Electric Aircraft Engines. CFM International's main competitor in this segment is the IAE consortium, formed by Pratt & Whitney (United States), Rolls-Royce (United Kingdom), MTU Aero Engines (Germany) and the Japanese Aircraft Engine Company (JAEC). In 2004, CFM56 engines accounted for about 72% of the engines delivered and about 62% of the engines ordered in this segment (source: CASE, January 2005 and Snecma).
- Engines developing more than 45,000 pounds of thrust that power most widebody four-engine jets, especially the Boeing 747 and the Airbus A340-500 and A340-600, as well as the widebody twin-engine aircraft Airbus A300, A310 and A330, and the Boeing 777 and 767. As of December 31, 2004, this segment had a fleet of 11,715 engines in service, with 358 engines delivered during the year (source:

CASE, January 2005 and Snecma). Snecma Moteurs operates in this market segment through its stakes in General Electric engine programs. The competitors are Rolls-Royce and Pratt & Whitney. In 2004, General Electric accounted for about 40% of the engines delivered in this segment (source: CASE, January 2005 and Snecma).

Through CFM International, its equal alliance with General Electric (see "CFM International agreements" below), and stakes in various General Electric engine programs, Snecma Moteurs is currently present in the mainline jet propulsion market (for commercial aircraft with over 100 seats). This is currently the largest market segment, with 37,190 engines in service as of December 31, 2004, and 1,290 engines delivered in 2004 (source: CASE, January 2005 and Snecma).

In addition, Snecma Moteurs continues to pursue its objective of entering the market for regional aircraft engines. This market currently represents an in-service fleet of about 6,500 aircraft. The SaM146 propulsion system, offered jointly by Snecma Moteurs and NPO Saturn, was selected by Sukhoi and approved by the Russian government as powerplant for the Russian Regional Jet (RRJ), now being launched. A Memorandum of Understanding was signed to this effect with Sukhoi and NPO Saturn in April 2003. Sibir (Siberia Airlines), the second largest Russian airline, signed a letter of intent to order 50 aircraft, along with 10 on option.

Alliances and partnerships

Given the technological, cost and development time challenges involved, as well as the uncertain commercial success of any engine program, engine manufacturers tend to form alliances or partnerships over and above the usual subcontracting arrangements. This approach is designed to combine the best technological skills and pool the risks inherent in program development. Four major players form the hubs of these partnerships and alliances, General Electric, Pratt & Whitney, Rolls-Royce and Snecma. This is a major characteristic of the commercial aircraft engine sector. Partnerships or alliances are created for the length of a program, which may stretch over several decades, including the development and marketing of new versions of the initial engine. The collaborations may involve equal alliances between two or more prime contractors, such as CFM International or IAE, or a minority stake in a program managed by one or several prime contractors (a "risk and revenue sharing participant").

The latter type of agreement generally provides for the participant to supply certain engine parts. Unlike a traditional supplier, who receives a sales price for each part delivered, the risk and revenue sharing participant receives a share of the sales revenues determined at the outset according to its negotiated share in the program. The risk and revenue sharing participant pays a fee to the engine prime contractor for its services for program management and customer relationships. This means that the participant has a stake in the engine's commercial success, as well as the sales terms offered to the buyer, and the risk of program failure during the *development and production phase.* The risk and revenue sharing participant may also take part in development activities. If this is not the case, the participant pays the prime contractor for these activities (in cash or through work performed), in proportion to its share of the program, and also contributes to the engine's certification costs for the different aircraft it will power. The participant is also responsible for financing the tooling needed. The risk and revenue sharing participant supplies spare parts for the parts of the engine under its responsibility and receives either a sales price for these parts or a fixed-price payment in relation to its participation, depending on the situation.

For mainline jet engines, Snecma develops, produces and markets its products either through an equal alliance with General Electric (CFM International), or through risk and revenue sharing participant type agreements. As indicated below, its main partner is General Electric, and its largest program is the CFM56. Snecma estimates that about 34% of current sales are related to programs carried out in conjunction with General Electric.

For regional aircraft engines, Snecma, as indicated below, has formed an equal alliance with Russian engine manufacturer NPO Saturn.

Products

Engine	Thrust range (pounds)
• SaM146[(1)]	14,000 — 17,500
• CFM56	18,500 — 34,000
• CF6-80 and GEnx[(1)]	50,000 — 72,000
• GP7000[(1)]	70,000 — 85,000
• GE90	76,000 — 115,300

(1) Under development

- **CFM56**

The CFM56 family, which accounts for a majority of the sales of Snecma Moteurs, is developed, produced and marketed by CFM International, within the scope of equal collaboration agreements with General Electric. The family comprises models with thrust ranging from 18,500 to 34,000 pounds. A detailed description of the terms of these agreements can be found in the section "CFM International Agreements" below.

Snecma Moteurs is responsible for the development and production of the low-pressure part of the engine, the power transmission units, and certain major subassemblies, including the lubrication system, fuel system and electrical wiring. General Electric is in charge of the development and production of the high-pressure part of the engine (core engine) and the control system. Snecma and General Electric share on an equal basis in the assembly, acceptance testing and monitoring of engine integration in the nacelle, splitting major responsibility for a given engine model according to proximity of the aircraft manufacturer customer (Snecma Moteurs for all Airbus applications, General Electric for Boeing applications). This approach strives to minimize overall costs, while maintaining the principle of equality.

Over half of all mainline jets (over 100 seats) delivered in the last fifteen years are powered by CFM56 engines (source: CASE, January 2005 and Snecma). As of December 31, 2004, CFM International had 413 customers and users worldwide, and an in-service fleet of 14,617 engines. At the same date, it had a backlog of 2,100 engines on order.

The following graph summarizes the annual proportion of CFM56 engines delivered in relation to the total number of jet engines delivered in the 18,000 to 45,000 lb thrust range, for the period 1988-2004 (source: CASE January 2005 and Snecma).


100%
80%
60%
40%
20%
0%
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
CFM
IAE
P&W
RR

With the delivery of the first CFM56 engines in 1982, Snecma Moteurs and General Electric achieved a major advance in technology, cutting fuel consumption by 20% compared with the then-current generation of engines (source: Jane's Information Group, 1996). The Snecma Group believes that the reliability of the CFM56, as well as its low operating costs, are major competitive advantages. CFM56 engines offer one of the highest on-wing rates (without removal for servicing) in the industry: original equipment CFM56-3 and -5A models, for example, average 18,000 to 20,000 hours on-wing from service entry, depending on the model. The Group believes that this endurance translates into resale value for the CFM56 and is a competitive advantage.

CFM International has successively developed different versions of the CFM56 to meet the needs of aircraft manufacturers and their customers:

- CFM56-2, which marked the introduction of the CFM56 in the early 1980s, as a reengining option for the DC-8. It develops 22,000 to 24,000 pounds of thrust. As of December 31, 2004, there were 524 CFM56-2 engines in service (excluding military applications) on 105 aircraft deployed by 18 operators (source: CWC* CFM/Snecma).

- The CFM56-3 family is the sole source powerplant for the second-generation Boeing 737 twinjet (737-300, -400 and -500), which entered service in 1984. It develops 18,500 to 23,500 pounds of thrust. As of December 31, 2004, there were 4,498 CFM56-3 engines in service on 1,969 aircraft deployed by 178 operators (source: CWC* CFM/Snecma).

- The CFM56-5A and -5B models, developing 21,600 to 33,000 pounds of thrust, power the entire range of Airbus single-aisle, twin-engine aircraft: A318, A319, A320 and A321. According to CFM International, these engines hold 55% of the market for these aircraft, based on cumulative firm orders since the launch of the CFM56-5A in 1988, ahead of their main competitor, which has 44.1% of the market. As of December 31, 2004, there were 2,948 CFM56-5A and -5B engines in service on 1,362 aircraft deployed by 97 operators (source: CWC* CFM/Snecma).

* (CWC: Customer Web Center)

- The CFM56-7 entered service in 1997, taking over for the CFM56-3, since it powers — still as sole source powerplant — the third generation of the Boeing 737 (737-600, -700, -800 and -900). It develops 19,500 to 27,300 pounds of thrust. As of December 31, 2004, there were 3,445 CFM56-7 engines in service on 1,624 aircraft deployed by 146 operators (source: CWC* CFM/Snecma), excluding military applications under development or in the process of certification.

- The CFM56-5C is the most powerful engine in this family. Entering service in 1993, it is the exclusive powerplant of the Airbus A340-200 and -300 four-engine long-haul jetliners. There are several versions of this engine, developing from 31,200 to 34,000 pounds of thrust. As of December 31, 2004, there were 1,068 CFM56-5C engines in service on 233 Airbus A340s deployed by 38 operators (source: CWC* CFM/Snecma). A new version of the CFM56-5C, called the CFM56-5C/P, for an upgraded version of the A340-300, has been certified and entered service in November 2003. It provides lower fuel consumption and maintenance costs.

---

* CWC: Customer Web Center

Looking ahead, Snecma Moteurs and General Electric launched a research and technology program for the CFM56 in 1998, called TECH56, designed to allow partners to anticipate and meet probable customer requirements for improved performance, operating costs and environmental friendliness (in terms of fuel consumption, noise, pollution, etc.). Results to date are in line with objectives for 2010. Certain advanced technologies developed by this program will be introduced as of 2007 in the CFM56-7 and CFM56-5B engines that power the current Boeing 737 and Airbus A320 families, respectively. Looking beyond this program, CFM is gearing up for the launch of a new technology program that aims to meet the requirements of aircraft manufacturers for the replacement of the current single-aisle 737 and A320 families, possibly towards 2012. The modular design of the CFM56 allows for new technologies incorporated in either derivative versions or a brand-new engine (six-stage high-pressure compressor, combustor, high-pressure turbine and low-pressure turbine).

In addition to the CFM International alliance, Snecma Moteurs is a risk and revenue sharing participant in many other programs. Its minority stakes in these programs concern engine modules and subassemblies with technologies understood and applied by Snecma Moteurs.

- **CF6-80**

Snecma Moteurs is associated in General Electric's CF6-80 engine program (50,000 to 72,000 pounds of thrust), as a risk and revenue sharing participant with a 10% stake in the CF6-80C2 and a 19.4% stake in the CF6-80E1. Snecma Moteurs produces the components under its responsibility. The CF6-80 range entered service in 1985, and powers the Airbus A300-600 and the Boeing 747, 767 and MD-11. As of December 31, 2004, there were over 4,000 CF6-80 engines in service with 140 customers and users, and 124 CF6-80 engines were delivered in 2004. The improved CF6-80E1 A3 version, rated at 72,000 pounds of thrust, enhances the performance of the Airbus A330-200 and A330-300.

- **GE90**

Snecma Moteurs is a risk and revenue sharing participant in the General Electric GE90-94B engine (76,000 to 94,000 pounds of thrust), with a 23.5% stake in the program. Entering service in 1995, the GE90 powers the twin-engine widebody Boeing 777-200 and -200ER aircraft. As of December 31, 2004, there were 353 GE90-94B engines in service with 16 customers and users. Snecma Moteurs designs, develops and produces the components under its responsibility, in particular most of the high-pressure compressor. A total of 23 GE90-94B engines were delivered in 2004.

The Boeing 777-300ER, with the GE90-115B (115,300 pounds of thrust) as sole source powerplant, entered service in May 2004 with the launch customers Air France, Japan Airlines and All Nippon Airways (ANA). At December 31, 2004, ten Boeing 777-300ERs were in service. Snecma Moteurs has a 23.7% stake in this program, expanding its position in the high-thrust commercial engine market. Thirty-five GE90-115B engines were produced in 2004.

- **GP7000**

Snecma Moteurs also strengthened its presence in the high-thrust aircraft engine market in 2000 by taking a role as a risk and revenue sharing participant in the GP7000 engine (70,000 to 85,000 pounds of thrust). The GP7000 program is conducted by the Engine Alliance, a 50/50 joint venture between General Electric and Pratt & Whitney. Snecma Moteurs signed a Memorandum of Understanding with General Electric in November 2000,

giving it 20% of General Electric's share of the program. Snecma Moteurs, which is most notably in charge of the high-pressure compressor, will also participate in development, production and support services for all versions of this engine. Techspace Aero is also a risk and revenue sharing participant in this program, with a 15% share in Pratt & Whitney's part of the program (see paragraph 4.2.4 below).

The GP7200 is on offer to airlines, in competition with the Rolls-Royce Trent 900, for the new A380 super-jumbo quadjet now under development by Airbus. The A380 should enter revenue service in 2006. The GP7200, slated for certification in 2005, has been chosen by Air France, Fedex, Emirates and ILFC (International Lease Finance Corporation), for a total of 67 firm airplane orders at the end of 2004, equaling firm orders for approximately 300 engines (source: Engine Alliance)

- **SaM146**

Snecma Moteurs has teamed up with Russian engine manufacturer NPO Saturn to develop, produce and market an engine in the 14,000 to 17,500-pound-thrust range for regional transport aircraft. This engine was selected by Sukhoi, and has received the authorization of the Russian government to power the new Russian Regional Jet, now being launched.

Major airlines have indicated a keen interest in this new engine. The goal is for aircraft certification by Russian authorities at the end of 2007, followed six months later by Western authorities' certification.

The collaboration with engine-maker NPO Saturn is based on several entities: in July 2004, the two partners created an equally-owned management entity for the SaM146 program. Called PowerJet, this joint venture is in charge of all SaM146 program aspects: design, production, marketing and support. PowerJet has two operating units, one in France and the other in Russia. Italian engine-maker Avio joined this program in 2004 as a risk and revenue sharing participant, with a stake of 8.8%.

NPO Saturn and Snecma Moteurs are also setting up the joint company VolgAero to produce components for the SaM146, as well as parts and assemblies for other engines produced by the two parent companies. The two partners will create an open-air test cell to carry out performance and certification tests for the SaM146.

- **Spare parts**

Snecma Moteurs produces spare parts for engine components under its responsibility. Its spare parts business represents a recurring revenue stream which is key to the profitability of an engine program. Industry experts generally consider that the revenues generated by the sale of spare parts over the life of a commercial jet engine are equivalent to the engine's original sale price. Furthermore, this business generates higher margins than those on the sale of new engines. The spare parts volume increases with the size of the fleet and its age. The sale of spare parts is a key factor in the profitability of the Propulsion branch.

An engine begins to consume spare parts in significant amounts after about five to eight years, and continues over a lifespan which may reach 20 to 30 years. Engine manufacturers hold a major share of the spare parts supply market. There were 14,617 CFM56 engines in service as of December 31, 2004, and deliveries have gone from 1,080 in 1999, to 1,021 in 2000, 1,044 in 2001, 750 in 2002, 702 in 2003 and 728 in 2004. This means that the fleet of engines over five years old should naturally grow over the coming years, with an analogous increase in spare parts sales. The sale and distribution of spare parts is handled either directly by the engine manufacturer partners in each program, or as part of maintenance operations by MRO companies such as Snecma Services (see 4.2.6 below).

In this area, in the U.S. market Snecma is facing increasing competition from parts manufacturers holding PMA (Parts Manufacturer Approval) authorization from the Federal Aviation Administration (see 4.1.3.1, service market outlook). The Group's response to this competition is based on the following:

- innovation and quality, to offer users original parts guaranteed by Snecma;
- the development of long-term maintenance contracts, in which spare parts will necessarily be Snecma parts;
- if applicable, the filing of patents and counterfeiting suits against third-party manufacturers of such parts.

Industrial and commercial organization

The product has a very long life cycle. In general, the different periods involved are as follows:

- Two to four years to develop and certify an engine;
- 12 months to manufacture it;
- 10 to 15 years of sales of new engines; it is also common to develop successive derivatives of a given engine for some 20 years;
- Over 40 years for the complete cycle, including sale of spare parts and engines and support services.

For the program shares under its responsibility, Snecma Moteurs either calls on traditional subcontractors, or on second-tier risk and revenue sharing participants.

Snecma Moteurs and General Electric have formed several equally-owned subsidiaries to produce specific equipment items for their joint programs:

- Famat (Fabrications Mécaniques de l'Atlantique), in Saint-Nazaire, which manufactures large mechanically-welded casings for CFM56, CF6-80 and GE90 engines.
- CFan, in Texas, which manufactures the composite fan blades for different versions of the GE90.

In addition, Snecma Moteurs calls on subsidiaries in the Equipment branch, primarily Hispano-Suiza, which develops and produces power transmission systems and control equipment for the CFM56, as well as the control system for the SaM146.

CFM International agreements

In 1974, Snecma signed an agreement with General Electric for the design, manufacture and marketing, on an equal basis, of a family of jet engines developing 18,500 to 34,000 pounds of thrust. Two equally-owned marketing companies were created, CFM International S.A., a French *société anonyme*, and CFM International Inc., a U.S.-registered company. These two companies are commonly denominated "CFM International". The following paragraphs describe the main terms in the collaboration agreement.

CFM International is founded on the principle of an equal split of tasks and revenues. All sales are made by one or the other of the two joint companies, CFM International S.A. and CFM International Inc. The sales proceeds are paid to Snecma Moteurs and General Electric, following a split which varies slightly depending on the type of engine, but which remains based on the principle of equality. The collaboration agreement sets out the responsibilities of Snecma and General Electric in the design and production of CFM56 engines. Snecma and General Electric aim for a balanced sharing of tasks, based on a preliminary determination of set values. Development, production and support costs remain the responsibility of the respective participants, who generate their own margins according to their productivity and profitability. Each of the partners is responsible for the supply of spare parts on the sections of the engine for which they are responsible. Each partner receives the sale price for this part. Compensation is regularly adjusted to take account of the difference in consumption rates of spare parts produced by General Electric and Snecma. If new engine types are developed within this family, such agreements provide for possible adjustments in the workshare split to maintain the principle of equality.

Snecma and General Electric remain equally responsible for expenses related to the warranties, discounts and other promotions required for the marketing of CFM56 engines by CFM International. The two partners share on an equal basis, regardless of who is responsible, all consequences in regards to the customer that could arise from an engine incident. All damage, claims, penalties or other expenses resulting from a claim expressed by a third-party related to the use of the engines, or spare parts, or a contract signed by CFM International with a third party, in particular due to the application of the warranty clauses that it may contain, will be covered equally by Snecma and General Electric.

CFM International S.A. and CFM International Inc. have the same structure and the same management. Snecma and General Electric each designates the same number of representatives on the board of directors of the two companies, which in turn elects a single chairman to manage the joint companies.

The collaboration agreement, which originally terminated on December 31, 1990, was extended until December 31, 2015. Beyond that time, the two parties remain committed to each other so long as a commitment to a customer is applicable. If one party were to withdraw from the agreement, the other party may decide to continue the program in progress, and demand that the withdrawing party execute certain obligations, in particular the continuation for a reasonable period of its responsibilities in the design and production of CFM56 engines, the

procurement of rights and licenses for the duration of the program, and technical assistance. Neither party may withdraw with the objective of developing an engine that would compete with CFM56 engines.

In addition, Snecma and General Electric have extended their collaboration by signing, in 1993, an agreement concerning the development of any new engine in the 18,500 to 50,000-pound-thrust range, based on the same principle of equality. If one of the two parties decides to produce and market such an engine, it must propose that the other party participate in the program, which would then fall within the scope of application of the 1974 agreement. In case of refusal of this proposal, the first party is free to launch such an engine, either alone or in collaboration with another party. This agreement, initially for a period of 10 years, was extended until 2013.

4.2.1.2 Military Aircraft Engines

Market

Growth in the military aircraft market is currently weak. In the United States, this market was worth a total of $40 billion in 2003, compared to $38 billion in 2002 (source: AIA/Aerospace Industries Association). In Europe, the market grew to 11.2 billion euros in 2003, compared to 8.5 billion euros in 2002 (source: ASD/AeroSpace & Defence Industries Association of Europe); this growth is primarily due to the start of Eurofighter deliveries.

Governments are the customers in military markets, although the purchasing responsibility for military equipment may be split between various public agencies and air forces. Customers choose aircraft according to their overall qualities, especially avionics, propulsion and weapon systems. In general, military aircraft are offered by the manufacturer with a single engine type. However, for transport aircraft and, to a lesser extent, training and combat aircraft, engine manufacturers can offer users a reengining package during modernization or fleet renewal programs. The military market is characterized by the importance of national independence and diplomatic considerations.

The Snecma Group operates in all three segments of this market — combat aircraft, training aircraft and transport/patrol aircraft engines — mainly through Snecma Moteurs. Turbomeca (Larzac and Adour engines), Techspace Aero (engine components and lubrication systems) and Hispano-Suiza (control systems and engine equipment) also participate in this market.

Most manufacturers of commercial aircraft engines also make military aircraft engines, to leverage technical synergies between the two sectors. For the combat aircraft market, the main U.S. engines are the Pratt & Whitney F100 and the General Electric F110, F404 and F414, which mainly power the F-15, F-16 and F-18 combat aircraft. Pratt & Whitney and General Electric are also developing engines for the Joint Strike Fighter (JSF), the future American combat aircraft, respectively the F135 (basic engine) and the F136 (alternative engine, in collaboration with Rolls-Royce).

In Europe, products on offer mainly comprise the Snecma M53 and M88, powering the Dassault Aviation Mirage 2000 and Rafale, respectively, and the EJ-200 for the Eurofighter Typhoon combat aircraft. The EJ-200 is developed by Eurojet, a European consortium comprising Rolls-Royce (U.K.), MTU Aero Engines (Germany), Avio (Italy) and Industria de Turbo Propulsores (ITP, Spain). Swedish company Saab has also developed the Gripen fighter, powered by the F404-RM12, built by Volvo Aero Corporation under license from General Electric. In Russia, the two combat aircraft manufacturers are Sukhoi, which makes the Su-27 as well as a number of derivatives, up to the Su-35, and RAC MiG, formerly the Mikoyan design bureau, which builds the MiG-29 and derivatives (including the MiG-29SMT). The two main families of Russian combat aircraft engines are the Klimov RD-33, which powers the MiG-29, and the Lyulka-Saturn AL-31, which powers the Sukhoi 27 and 30.

The choice of engines for training aircraft is very diversified, since these engines could have been developed for business aircraft (Falcon, Learjet, etc.). The primary engine suppliers in this market are Snecma, with the Larzac and Adour (the latter in partnership with Rolls-Royce), in North America Pratt & Whitney (JT-15D, PW500 and PW300 families) and Honeywell (TFE731 family and F124), and in the United Kingdom Rolls-Royce (Viper). The Russian government and engine manufacturers have shown a strong commitment to establishing a presence in this segment (NPO Saturn AL-55, Soyuz RD-1700 and Salyut AI 222), in both export and domestic markets, for future training aircraft Yak-130 and MiG-AT.

Military transport/patrol aircraft engines are mainly from the U.S., with the Rolls-Royce North America (formerly Allison) T56 and AE2100 turboprops, which power the Lockheed Martin C-130 Hercules military transport. The Rolls-Royce Tyne, powerplant of the Transall C-160 and Breguet Atlantique, is no longer in production. A new entry in this market is the TP400 for Europe's planned A400M military transport. Snecma is involved in this engine through the Europrop International (EPI) consortium. The CFM56 powers military

versions of the Boeing 707 airframe (CFM56-2), and will also power military versions of the Boeing 737 (CFM56-7): the 737 MMA (Multimission Maritime Aircraft) and the 737 Wedgetail (detection and command aircraft).

According to its estimates and based on sales, Snecma is the second leading supplier of military jet engines in Europe, and number four worldwide.

As for commercial aircraft engines, the technological challenges, cost and long development cycles for military engines encourage manufacturers to form alliances or risk and revenue sharing agreements.

Products

As of December 31, 2004, engines made by the Snecma Group (Snecma Moteurs, plus Turbomeca for the Larzac and Adour engines) powered aircraft deployed by about 50 armed forces around the world, with more than 7,300 engines in service. In terms of the number of Snecma engines, the distribution of customers was as follows: North America 28%, France 23%, rest of Europe 15.5%, Africa/Middle East 15.5%, Asia 15%, South America 3%.

- **Combat aircraft jet engines**
  - **Atar:** Developing 45 to 70 kN of thrust, Atar engines power several types of Dassault Aviation combat aircraft, including the Super-Etendard and the Mirage III, IV, V, F1 and 50 family. Out of 3,451 produced since service entry in 1961, more than 1,300 are still in service in 19 countries.
  - **M53:** Developing 95 kN of thrust with afterburner, the M53 entered service in 1984. It powers Dassault Aviation's Mirage 2000, with about 660 in service in eight countries. To satisfy the evolving needs of its customers, Snecma is now studying a mid-life upgrade for the M53, especially its control system. Dubbed the M53-P3, this engine project is now on offer to several customers.
  - **M88:** The latest member of Snecma Moteurs' combat engine family, the M88 (75 kN of thrust with afterburner) powers the Dassault Aviation Rafale multirole fighter. It features latest-generation technologies such as powder metallurgy, single-crystal alloys and composite materials. The M88-2 was developed for France. The Stage 1 version was qualified in 1996, while the Stage 4 version, offering significantly extended lifespans for the most highly loaded parts of the core and afterburner, was qualified in December 2001. The first production-standard Rafales have been operational since early 2001 at the Landivisiau naval air base and on the Charles de Gaulle aircraft carrier. The first Rafales for the French air force were delivered in November 2004.

At December 31, 2004, a total of 75 production-standard M88 engines had been delivered to French armed forces. In October 2004, the French government awarded Snecma Moteurs an additional order for 138 M88-2 engines (including a firm order for an initial batch of 40) to power 59 Rafale fighters, including spare engines. The Rafale is on offer for several export contracts, in particular for Singapore, for which a decision is expected in 2005.

The "ECO" demonstration program was started in 2004 to decrease overall cost of ownership of the M88, based on longer lifespan for hot parts. It also aims to demonstrate the ability to eventually increase the engine's thrust rating to 90 kN to meet export requirements. The first of the two engines covered by this two and a half year program made its first ground test at the end of 2004.

- **Training aircraft jet engines**
  - **Larzac:** Developing 14 kN of thrust, the Larzac was developed and is produced jointly by Snecma Moteurs (23%), Turbomeca (29%; Turbomeca was not part of the Snecma Group when the engine was developed), MTU Aero Engines (23%), Rolls-Royce Deutschland (22%), and European accessory manufacturers for the remaining 3%. Snecma Moteurs and Turbomeca formed the GRTS consortium to handle this program. The Larzac powers the Alpha Jet trainers built by Dassault Aviation and Dornier. Out of 1,235 engines produced since service entry in 1979, over 800 are still deployed in 12 countries. The Larzac passed the mark of 3 million flight-hours in 2003. The Larzac also powers the Russian MiG-AT twin-engine advanced trainer (three aircraft flying) and India's single-engine HJT-36 trainer (two prototypes flying). In addition, discussions are now underway to use this engine on the Chinese K-8 trainer. Although not currently in production, the Larzac offers both thrust increase and modernization potential which would enable it to meet any requirements of these new applications.
  - **Adour:** Rated at 37 kN of thrust (with afterburner) for the Jaguar, and 29 kN (without afterburner) in its latest version for the Hawk, the Adour was developed and produced by RRTM (Rolls-Royce Turbomeca

Ltd.), a partnership between Turbomeca and Rolls-Royce. Designed to power support and attack aircraft, it mainly equips the Dassault Aviation/BAE Systems Jaguar, the BAE Systems Hawk and the Boeing T45A Goshawk. Out of 2,830 engines produced since service entry in 1973, over 1,600 were still deployed in 22 countries at December 31, 2004.

- **Transport and patrol aircraft engines**
  - **CFM56-2:** The CFM56-2 turbofan, developing 98 to 107 kN of thrust, has been used on various military aircraft derived from the Boeing 707 airframe since 1984: transport, KC-135 in-flight tankers and surveillance aircraft, such as the RC135, E-3 and E-6 AWACS. As of December 31, 2004, there were 2,131 CFM56-2 engines in service on 503 aircraft deployed by seven air forces worldwide.
  - **CFM56-7B:** In addition to the commercial version of the engine, the CFM56-7B also powers C-40 transport aircraft for the U.S. Navy (military version of the Boeing 737 transport) and the Boeing 737 AEW&C (Airborne Early Warning & Control). In June 2004, the CFM56-7B was also chosen to power the future Boeing 737 MMA (Multimission Maritime Aircraft), intended to replace the Lockheed Martin P3-Orion maritime patrol aircraft currently deployed by the U.S. Navy.
  - **Tyne turboprop:** The Tyne turboprop engine, developing 4,550 kW of power, was developed by Rolls-Royce, and was produced under license by Snecma (57%), MTU Aero Engines (20%) and Rolls-Royce (23%). It powers the Transall C-160 transport and Breguet Atlantic and Atlantique 2 maritime patrol aircraft. Out of 945 engines built since service entry in 1968, some 800 were still deployed in seven countries as of December 31, 2003. Maintenance of these engines is a significant business for the Snecma Group.
  - **TP400 turboprop:** The TP400-D6 turboprop, rated at 10,000 shaft horsepower, was selected by Airbus Military in May 2003 for Europe's future A400M military transport, against the competing Pratt & Whitney Canada engine. The TP400-D6 is being developed by four European engine manufacturers through the Europrop International (EPI) joint venture: Snecma (32.2%), Rolls-Royce (25%), MTU Aero Engines (22.2%), and ITP (20.6%). This brand-new engine was designed from the ground up to meet Airbus Military's specifications for the A400M. Snecma Moteurs is responsible for the design and production of the hottest parts of the engine, the combustor and high-pressure turbine. Hispano-Suiza designs and produces most of the control system and associated equipment, and Techspace Aero is responsible for the lubrication system, components, assembly and development tests. The first engine is scheduled to start ground tests in late August 2005, and certification is planned for the end of 2007. To date, 180 of these four-engine aircraft have been ordered by the seven launch countries (Germany, France, Spain, U.K., Turkey, Belgium and Luxembourg), and other countries, such as South Africa, have shown an interest.

- **Spare parts**

Spare parts supply and MRO services generally represent from 60 to 80% of the value of a military aircraft engine. See paragraphs 4.2.3 and 4.2.6 below for a description of spare parts supply and MRO services for military engines.

Industrial organization

The product has a very long life cycle. The different periods involved are as follows:

- Four to five years to develop and certify an engine;
- 18 to 24 months to manufacture it;
- 20 to 25 years of sales of new engines;
- Over 40 years for the complete cycle, including sale of spare parts and support services.

Snecma Moteurs itself is responsible for most of the design, development and production work on its military engines. It calls on subcontractors for certain design and production operations, but prudently because of the high-technology expertise required and the strategic nature of military business. Within the Group, Snecma Moteurs' main suppliers are Hispano-Suiza, Snecma Propulsion Solide and Messier-Bugatti.

Joint military engine programs are rarer than in the civil sector, but the trend is for an increase in this type of arrangement. The latest and most emblematic example is the TP400 program, in which Snecma Moteurs is participating in program management through the EPI (Europrop International) joint venture, along with Rolls-

Royce, MTU Aero Engines and ITP. From the industrial standpoint, Snecma Moteurs, Hispano-Suiza and Techspace Aero are linked to EPI through a joint supply contract.

Snecma Moteurs and Rolls-Royce have established a joint subsidiary to lay the groundwork for next-generation French-British military engines. This company received a contract from the British Ministry of Defense to study concepts for unmanned aerial vehicle (UAV) engines.

4.2.1.3 Space

- **Space propulsion**

Market and competition

Snecma Moteurs, the main engine manufacturer for the Ariane launcher, considers that it is the world's second leading producer of liquid-propellant rocket engines for launchers in terms of sales, following Boeing-Rocketdyne of the United States. Arianespace, the marketing company for Ariane, launched 20 commercial satellites in the 2002-2004 period, accounting for 42% of the world market (source: Arianespace).

Since 2001, the launch services market has been in a critical situation, caused by the crisis in the telecommunications market and the advent of cheap Russian launchers. This competition not only affects Ariane, but also the Delta IV and Atlas 5 launchers in the American Evolved Expendable Launch Vehicle (EELV) program. It has led Boeing and Lockheed Martin to mainly use their own launchers, the Delta IV and Atlas 5, respectively, for U.S. Department of Defense applications, while favoring launchers from their business alliances, the Ukrainian Zenit and Russian Proton, respectively, for commercial satellite launches.

In Europe, the weak government market means that independent European access to space depends on the success of Arianespace in commercial markets. Fierce competition on launch prices and a reduced Ariane launch rate led to operating losses at Arianespace in 2000, 2001 and 2002, threatening the company's long-term survival and the businesses of the manufacturers involved in launcher production. Under these conditions, the governments of countries belonging to the European Space Agency (ESA) and industry have taken measures to preserve guaranteed access to space and achieve cost-effective production of Ariane 5, while improving competitiveness to place it on an even footing with competitors. Measures applied include a capital injection in Arianespace (carried out in December 2004), reductions in production costs through higher productivity, industrial restructuring, and a program implemented by ESA called European Guaranteed Access to Space (EGAS), which enables financing certain fixed costs, and guarantees the possibility of using Ariane 5 at the best market price for European government applications. The service entry in 2005 of Ariane 5 ECA, the most powerful version of this launcher, will enable a return to the dual launch policy, thus decreasing launch costs.

Snecma Moteurs considers that it is the second largest European supplier of liquid propulsion systems for satellites, after EADS, and that it is first in electric propulsion. It is also a major player in space mechanisms.

In October 2004, Snecma and EADS announced that they were studying the possibility of merging the launcher and satellite propulsion operations of Snecma Moteurs in France and EADS Space Transportation GmbH in Germany.

Products

- **Ariane propulsion**

Snecma Moteurs was the propulsion prime contractor for the Ariane 1 to 4 launch vehicles, with responsibility for all liquid propellant engines. It is currently the lead engine supplier on Ariane 5. To date, there have been 164 Ariane launches.

- **Viking:** Snecma Moteurs supplied the liquid-propellant 70-metric-ton (154,000 pound) thrust Viking engine for the first two stages of Ariane 1 to 4, as well as its liquid strap-on boosters. This launcher made its final flight on February 15, 2003, closing out a series of 74 consecutive successful missions since 1995. The 144 Ariane 1 to 4 launchers used a total of 958 Viking engines.
- **HM7:** Snecma Moteurs also supplied the 7-metric-ton (15,400 pound) thrust HM7 cryogenic (liquid hydrogen and oxygen) engine for the third stage of Ariane 1 to 4 launchers. The upper stage on the new Ariane 5 ECA version is also powered by an HM7 engine.
- **Vulcain:** Snecma Moteurs produces the Vulcain main stage cryogenic engine for the current standard version of Ariane 5 (Ariane 5G, for "Generic"), rated at 110 metric tons of thrust (242,000 pounds). The new Ariane 5 ECA version, equipped with the Vulcain 2 engine developing 130 metric tons of thrust

(286,000 pounds), will increase payload capacity from 6 to 10 metric tons. The first Ariane 5 ECA launch in December 2002 was a failure. However, thanks to the mobilization of teams from Snecma Moteurs and its partners, along with the requisite technological resources, the Vulcain 2 engine and the ESC-A cryogenic upper stage were validated during a successful qualification flight in February 2005, paving the way for commercial flights by the most powerful version of the launcher.

- **Vinci:** Development of the new Vinci restartable cryogenic engine developing 18 metric tons of thrust (39,600 pounds), for the upper stage of the future heavy-lift Ariane 5 ECB, continued during the year, but the program was slowed down by ESA for budgetary reasons. The first development engine has now been built, and should be ground tested in 2005.

- **Satellite propulsion and equipment**

Snecma Moteurs is active in chemical propulsion, electric propulsion and mechanisms for satellites, supplying products for more than 350 French and European spacecraft.

- **Chemical propulsion.** Snecma offers two different propulsion technologies, hydrazine and bipropellant. With respect to the former, Snecma Moteurs supplied all propulsion systems for the Spot/Helios family, including thrusters developing 3.5 and 15 Newtons, and it currently makes the propulsion system for the French space agency's (CNES) microsatellite platform, using 1 Newton thrusters. Snecma Moteurs also makes the 200-Newton bipropellant engines for the European ATV (Automated Transfer Vehicle), which will ferry supplies to the International Space Station.

- **Electric propulsion.** Snecma Moteurs has been developing plasma thrusters for ten years. It develops this technology, which offers significant weight savings on satellites, in collaboration with Russian company Fakel. The SPT 100 stationary plasma thrusters by Fakel have already been sold by Snecma Moteurs to Alcatel and Astrium for a dozen communications satellites. The PPS 1350, the first plasma thruster developed and produced by Snecma Moteurs, powers ESA's Smart-1 spacecraft, now in orbit around the Moon, following an Ariane 5 launch in September 2003. By January 2005, the PPS 1350 on this spacecraft had logged 4,400 hours of operation, a world record for this type of propulsion system. Snecma Moteurs has also started preliminary development of a more powerful thruster, the PPS 5000, which will meet propulsion needs for future large communications satellites.

- **Space mechanisms.** Snecma Moteurs is the leading European supplier of solar array drive mechanisms. It offers four different product lines, for all types of satellites. To date, it has received orders for more than 70 satellites.

Industrial and commercial organization

Propulsion systems for Ariane are developed using government funding within the scope of European partnerships led by prime contractor Snecma Moteurs, coordinating a dozen main partners in nine countries.

Cryogenic rocket engines for launchers have a very long cycle, with development and qualification taking up to ten years. Once in production, these engines are sold to EADS, which has been named prime contractor for Ariane since the restructuring of the European launcher industry, and the company estimates that these engines may continue in production for 20 or 25 years.

Satellite engines are developed in three to four years, and may be produced for the same length of time as launcher engines. Snecma Moteurs markets these products to European satellite constructors.

4.2.2 Snecma Propulsion Solide: solid rocket motors and thermostructural composites

Snecma Propulsion Solide, a wholly-owned subsidiary of Snecma, was created in February 2002 as part of the spinoff of the company's Bordeaux-le Haillan plant. The company designs and produces solid rocket motors (for the Ariane 5 launcher, M45 and M51 strategic missiles and tactical missiles) and thermostructural composites for the aerospace and manufacturing industries. In 2004, Snecma Propulsion Solide (and Europropulsion, see 4.2.2.1) contributed 273 million euros to the Group's consolidated sales, or 6.1% of the Propulsion branch's consolidated sales, after elimination of inter-branch sales.

In 2004, the military sector (strategic and tactical missiles) accounted for about 68% of Snecma Propulsion Solide's business, with the space sector taking about 22%, and thermostructural composites for industry and miscellaneous about 10%.

The French government asked Snecma and SNPE to study the merger of their energetic materials and solid propulsion businesses within a joint subsidiary. The goal is to group complementary operations for the same applications to enhance efficiency and compete with major companies in this sector on an equal footing. In 2002 Snecma spun off its Bordeaux-Le Haillan plant as Snecma Propulsion Solide, and SNPE spun off its corresponding operations within SNPE Matériaux Energetiques (SME), as a preliminary step to the merger under consideration.

4.2.2.1 Solid rocket motors

Ariane 5 launch vehicle

Snecma Propulsion Solide co-produces solid rocket motors for Ariane 5's boosters, each developing 650 metric tons of thrust (nearly 1.5 million pounds), within the scope of its joint subsidiary with Avio, Europropulsion.

Ballistic missiles

Ballistic missiles are an essential part of national nuclear deterrent forces, and countries deploying these forces generally favor domestic manufacturers. France is the only country in Europe to develop this kind of missile.

Snecma Propulsion Solide collaborates with SME within the G2P consortium to provide rocket motors for the M45 missiles in France's ocean-going strategic nuclear force. Snecma Propulsion Solide holds 75% of G2P, which is now developing the solid rocket motor for the third-generation M51 ballistic missile. The contract for series production was announced at the end of 2004.

Tactical missiles

Orders for tactical missiles are placed by governments. Certain major markets (including the United States, Russia and China) remain totally or partially closed to European suppliers, or are subject to policies based on preference for domestic suppliers. The main manufacturers in this sector are Raytheon, MBDA, Lockheed Martin and Boeing.

Snecma Propulsion Solide produces the propulsion system for the Mistral, a very short-range surface-to-air missile built by MBDA. In partnership with Roxel, Snecma Propulsion Solide is now carrying out the feasibility study for the solid rocket motor on MBDA's future MdCN shipborne cruise missile, and built the first units in 2004.

In Europe, Snecma's main competitors are Roxel in France and the United Kingdom, Bayern-Chemie/Protac in Germany, and Nammo in Norway.

4.2.2.2 Thermostructural composites

Snecma believes that it holds technological leadership in thermostructural composites, a critical technology for rocket engine nozzles and aircraft braking (in synergy with the carbon brake technology offered by Messier-Bugatti, a Group company). Snecma Propulsion Solide, the Group's center of expertise for this technology, was chosen by Pratt & Whitney to design and produce the extendable nozzle for the RL10B-2 engine used on Boeing's Delta III and IV launchers. It was also chosen by ESA to supply the extendable nozzle for the new Vinci engine, now under development. This technology is also used in combat aircraft engine nozzles (Rafale's M88 engine), due to its lower weight and resistance to high temperatures. Snecma believes that thermostructural composites could be used even more widely in aircraft engines, for the same reasons.

In 2002, Snecma therefore launched a nozzle demonstration program for commercial jet engines. Carried out by Snecma Propulsion Solide in conjunction with Hurel-Hispano and Snecma Moteurs, this program will eventually give airlines higher-performance solutions than those currently available, in terms of weight, temperature resistance and noise reduction. The first prototypes were built in 2004.

4.2.3 Turbomeca: helicopter engines and turbines

Snecma's helicopter propulsion business is handled by its subsidiary Turbomeca, making the Group the world's leading supplier of helicopter engines.

Turbomeca also designs and produces the Larzac and Adour jet engines for military trainers (see paragraph 4.2.1.2 above), as well as land and marine turbines derived from its aircraft products.

In 2004, Turbomeca contributed 666 million euros to the Group's consolidated sales and accounted for 14.8% of the Propulsion branch's consolidated sales, after elimination of inter-branch sales. The sale of spare parts and MRO services account for more than half of Turbomeca's sales.

4.2.3.1 Helicopter engines

Market and competition

The helicopter market is split between civil helicopters (including state agencies such as police, customs, fire-fighters and medical services) and military machines. Turbomeca's position in these markets is determined by that of the helicopter manufacturers, especially Eurocopter, the main outlet for Turbomeca engines.

The American and Russian domestic military markets are not easily accessible to foreign manufacturers. Outside these two markets, American manufacturers enjoy favored access to countries in the U.S. sphere of influence. However, Eurocopter enjoys favored access to European markets. Competition in other markets, where price is a key factor, is open.

As for airplanes, the helicopter market comprises an original equipment segment and an MRO segment.

This means that engine manufacturers have three types of customers:

- Helicopter manufacturers, who purchase engines as original equipment.
- Governments, who purchase engines, spare parts and MRO services, and who finance design and development work.
- Civil and state agency operators, who purchase engines, spare parts and support services.

The trend in the civil helicopter market is to place engine manufacturers in competition when a new program is launched, or when a helicopter is to be reengined. On the military market, however, relations to date between helicopter and engine manufacturers have always been guided by considerations of national independence.

Turbomeca's main competitors in the helicopter turbine market are listed below.

- Civil and state agency market:
  - Rolls-Royce North America (formerly Allison): 250 series II and IV engines, which compete with the Turbomeca Arrius and Arriel families.
  - Pratt & Whitney Canada: PW206 and 207, which compete with the Turbomeca Arriel and Arrius families, and the PT6, which competes with the Turbomeca Makila, TM333 and Ardiden.
  - Honeywell: LTS 101, which competes with the Turbomeca Arriel and Arrius families.

Based on the number of engines delivered for civil and state agency applications from 1998 to 2002, Snecma estimates that its market share is approximately 50%, compared with about 21% for Rolls-Royce, about 28% for Pratt & Whitney, and about 1% for other manufacturers, including Honeywell.

- Military market:
  - General Electric: T700, which competes with the Turbomeca/Rolls-Royce RTM322 and the Turbomeca Makila.
  - LHTEC (partnership between Honeywell and Rolls-Royce): T800, which competes with the Turbomeca MTR390 (in partnership with Rolls-Royce and MTU Aero Engines).
  - Klimov, engine supplier for Russian helicopters.

Based on the number of engines delivered for military applications from 2000 to 2004, Snecma estimates that its market share is approximately 30%, compared with about 37% for General Electric, about 18% for Rolls-Royce, about 6% for Honeywell, about 5% for Pratt & Whitney and about 4% for other manufacturers.

Products and services

- **Helicopter turbines**

Turbomeca offers a wide range of turbine engines, developing from 450 to 2,700 shaft horsepower (shp) and powering 23 helicopter types deployed in more than 140 countries. At December 31, 2004 Turbomeca had

delivered more than 50,000 engines logging over 82 million flight-hours according to its estimates. Turbomeca now produces seven engine families (listed in increasing order of power):

- Arrius, which powers the Eurocopter Ecureuil, Fennec, EC120 and EC135, the Agusta A109 Power and the Kamov Ka-226.
- Arriel, which powers the Eurocopter Dauphin, Ecureuil, Fennec, EC130, EC155, Panther, BK117 and EC145, the Agusta A109K2, the Sikorsky S-76, and the Chinese Z9 (H410 A) and Z11.
- TM333, which powers the Indian Dhruv and Cheetal.
- Ardiden, now under development, which will make its debut on the Indian Dhruv.
- MTR390, developed jointly and equally with MTU Aero Engines and Rolls-Royce, which powers the Eurocopter Tiger.
- Makila, which powers the Eurocopter Super Puma, Cougar and EC225/725, and the Denel Aviation (South Africa) Rooivalk, as well as the Puma as a retrofit option.
- RTM322, developed jointly and equally with Rolls-Royce, which powers the NH Industries NH90, the AgustaWestland International EH101, and the AgustaWestland/Boeing (under license) Apache AH Mk1.

These products have a very long life cycle. In general, from three to five years are needed to develop and certify an engine, and 18 months to build it. New engines are sold for a period of 20 to 30 years, and the complete life cycle, including sale of spare parts and aftermarket support, lasts for more than 40 years. In general, revenues from support services are estimated to be worth twice the original sale price over the life of an engine.

Turbomeca also teams up with other manufacturers, including Snecma Moteurs, to produce the Larzac and Adour training aircraft engines (see 4.2.1.2, military aircraft engines).

- **Services**

Turbomeca provides support services for more than 2,000 Turbomeca engine users in 140 countries. Operator support services accounted for over 60% of Turbomeca's business in 2003, and mainly include the following:

- sale of spare parts and engines;
- repair/general overhaul of parts, accessories, modules and engines;
- standard exchanges of engines, modules and accessories;
- maintenance and repair contracts;
- technical assistance;
- leasing;
- tools;
- warranty services;
- training;
- technical documentation;
- maintenance contracts per flight-hour: Support By the Hour (SBH®), SBH Mission, Total Support Package (TSP).

SBH Mission is a modular maintenance program, guaranteeing operators engine availability, maintenance support and close tracking of costs. This new program extends Turbomeca's current SBH program.

Maintenance of engines accounts for approximately 30% of total helicopter maintenance costs.

Turbomeca considers that it currently controls over 90% of the market for its spare parts. Likewise, Turbomeca considers that it controls about 75% of the MRO market for its equipment, with a facility in France and various repair subsidiaries, especially in the United States, the United Kingdom, Australia, Brazil, Canada and South Africa. Furthermore, third-party repair companies are either military users, which prefer handling their own operations in-house, or civil repair firms certified by Turbomeca according to a contract setting out the firm's geographic market.

In addition to the basic aspects of quality/price/turnaround time, the quality of these services also depends on being able to provide local service and ensuring that spare parts and engines are available. The demand for local service and availability, especially the standard exchanges routinely used for engines and engine subassemblies, led Turbomeca to establish a pool of equipment spanning a large number of engine families and versions. This pool currently comprises about 480 engines and 760 subassemblies.

Turbomeca offers its customers both parts and labor support contracts and engine support per hour contracts, with the latter now accounting for 40% of Turbomeca's MRO business. This aspect has expanded considerably with packages including several levels of service, and tailored to customers' missions.

4.2.3.2 Land and marine turbines

Land and marine turbines represent a diversification of Turbomeca's business portfolio, in military and civil niche markets. Turbomeca has to date sold nearly 2,000 gas turbines to 460 customers in 30 countries. In the military market, it produces Makila and Astazou turbines as auxiliary power units on minehunters and the Charles de Gaulle nuclear aircraft carrier, as well as the Oredon turbine for the Shahine program (Saudi tanks) and the Pegasus program (South Korean tanks), and the TM307 turbocharger for the Leclerc tank's diesel engine. It is developing the TM 1800 turbine, with 50% funded by the French defense procurement agency DGA and the British MoD, primarily for naval and rail applications.

In the civil market, Turbomeca produces the Makila turbine for rail traction, oil and industrial cogeneration applications. Snecma Moteurs is also present in the market for civil industrial and power generation applications, through its 9 to 12% stake in the 45-kW General Electric LM6000 turbine, derived from the CF6-80.

4.2.4 Techspace Aero: aircraft and rocket engine modules and equipment, engine test stands, MRO

Techspace Aero is the only engine manufacturer in Belgium. It designs, develops, qualifies, produces and markets a wide range of aircraft engine modules, as well as aerospace equipment. Through partnership with the world's leading engine-makers, including General Electric, Pratt & Whitney and Snecma Moteurs, Techspace Aero is responsible for low-pressure compressors in many commercial aircraft engines on offer or under development (CF34, CFM56, GP7000, GE90). More recently, Techspace Aero carved out a position on the low-pressure compressor (booster) for the GEnx engine that will power the Boeing 787 and the Airbus A350, with 3% of the program.

Techspace Aero has built up a solid reputation in the global market for its jet engine lubrication systems. It is also a major designer and manufacturer of valves for rocket engines. In the service sector, Techspace Aero provides MRO services for military engines and equipment, the repair of commercial engine components and engine testing. It is one of the world's leading suppliers of test cells for airplane and helicopter engines, with an American subsidiary Cenco Inc. (source: Snecma).

Techspace Aero is a subsidiary of Snecma (51%), with the balance held by the Walloon region of Belgium (28.4%), Pratt & Whitney (19%) and the Société Fédérale d'Investissement (1.6%).

In 2004, Techspace Aero (including its American subsidiaries), contributed 121 million euros to the Group's consolidated sales, accounting for 2.7% of the Propulsion branch's consolidated sales, after elimination of inter-branch sales. Techspace Aero posted company sales of 271 million euros in 2004, of which 61% with Snecma Group companies.

Market and competition

Techspace Aero's main competitors are:

- aircraft engine modules: engine manufacturers in Europe (MTU Aero Engines, Avio, ITP, Volvo Aero Corporation) and Asia (AIDC, Samsung, KHI, IHI);
- aviation equipment: Nichols, Lear-Rohmec (U.S. companies);
- space equipment: EADS, Boeing;
- MRO services for the F100: Pratt & Whitney, Bet Shemesh, Samsung;
- test cells: ASE, MDS.

For original equipment (79% of the company's 2004 sales), Techspace Aero's customers are the world's leading engine manufacturers:

- Snecma Moteurs: CFM56 and GE90 commercial engines, valves for Ariane launchers;
- General Electric: CF34-10 commercial engine; F110 military engine;
- Pratt & Whitney: PW4000 and GP7000 commercial engines; F100 military engine;
- Honeywell: AS900 commercial engine.

The company's main customer is still Snecma Moteurs, which accounts for over 50% of company sales through CFM56 partnerships and space business.

Techspace Aero's MRO business and related services accounted for 14% of total company sales in 2004. For military maintenance, customers are mainly air forces using the F-16. Out of 18 air forces worldwide that deploy the F-16, 14 are Techspace Aero customers. Customers for commercial engine MRO are airlines and engine manufacturer repair centers.

4.2.5 Microturbo: jet engines and auxiliary power units

Through its subsidiary Microturbo, Snecma is present in the market for small turbines, starting systems and auxiliary power units (APU) for airplanes and helicopters (mainly military), as well as tactical missile, target drone and UAV (unmanned aerial vehicle) engines, and generating sets for land applications.

In particular, Microturbo provides the engines for the Apache cruise missile chosen by the French army, as well as the engines for the derivative Storm Shadow and Scalp missiles. These missiles are now being produced by the European manufacturer MBDA. In addition, Microturbo provides the engines for MBDA's C22 target drones, for the U.S. Air Force's MQM107 target drones and for the target drones from Italian company Galileo (formerly Meteor) for NATO forces in Europe. It makes APUs and starters for the Mirage 2000, Rafale, Hawk, JAS39 Gripen and Eurofighter Typhoon combat aircraft and the Super Puma and NH90 helicopters.

In 2004, Microturbo contributed 85 million euros to the Group's consolidated sales, and accounted for 1.9% of the Propulsion branch's consolidated sales, after elimination of inter-branch sales.

4.2.6 Snecma Services: commercial and military engine MRO

Maintenance, repair and overhaul (MRO) services for the Group's commercial and military aircraft engines are mainly provided by the company Snecma Services, which developed and markets the range of services in question. For example, Snecma Services can offer its customers long-term contracts with a complete integrated package of services, and capitalizing on the expertise and experience built up through work on the fleet of engines produced by Snecma Moteurs.

In 2004, Snecma Services (including its Belgian subsidiary Snecma Services Brussels) contributed 412 million euros to the Group's consolidated sales, and accounted for 9.2% of the Propulsion branch's consolidated sales, after elimination of inter-branch sales. Revenues generated by the sale of spare parts are recorded by the engine manufacturer, primarily Snecma Moteurs, while revenues generated by Snecma Services represent maintenance, repair and overhaul services.

Market

The engine maintenance, repair and overhaul (MRO) market is highly competitive. Its growth is driven by the growth in air traffic and the expansion and aging of the fleet in service. According to an April 2004 study by AeroStrategy, the engine MRO market was worth 12.4 billion euros in 2004.

Snecma considers that certain airlines are tending to refocus on their core business and therefore to outsource their maintenance work, sometimes in the form of partnerships, which may generate workload exchanges between repair shops.

To meet customer demand, MRO companies tend to offer a complete package of services, including technical support, off-wing or on-wing maintenance, technician training and sometimes engine leasing. The market is now experiencing growth in long-term contracts, especially those on an "engine service per hour", or "total care" basis, instead of the traditional parts and labor ("time & material") type contract. Engine service per hour contracts (payment of a fixed price per hour of flight for a set of MRO services) are based on a different concept of profitability, anchored in a drive to secure long-term relations with customers and a fair evaluation and optimization by the service provider of the cost of services supplied.

The MRO market does not fall within the scope of application of the agreement between Snecma and General Electric in CFM International. As a result, the service arms of the two groups, Snecma Services and General Electric Engine Services, generally compete in this market on the CFM56, but are partners on the GE90. Snecma Services estimates that its share of the CFM56 MRO market, expressed in the total number of shop visits over the period, as a percentage of all shop visits worldwide, including those by airlines in their own shops, was 11.7% in 2004. Snecma Services posted sales for the CFM56 of 378.6 million euros in 2004, compared to 348.5 million euros in 2003 and 254.1 million euros in 1999.

Service business

Snecma Services' main business is the maintenance, repair and overhaul of CFM56 engines. Snecma Services also handles MRO for the Group's military engines, and for all high- and low-pressure compressors on GE90 engines, as well as providing MRO services for several engines by other manufacturers.

MRO business for the CFM56 family of engines should benefit from the growing fleet, especially aircraft over five years old, which are beginning to generate recurring maintenance needs. This trend is already reflected in the fact that the number of CFM56 shop visits has doubled in the last ten years.

The following graph shows the growth in the CFM56 installed base from 1981 to 2008.


15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
CFM engines over 5 years old
CFM engines under 5 years old

* Assuming no retirements from 2003 to 2008

Snecma Services combines its after-sales and MRO experience to provide top-level support services to its customers.

Snecma Services is focusing on enhancing its customer portfolio (over 100 airlines and 40 armed forces) and ensuring customer loyalty through a multifaceted approach:

- A network of customer representatives.
- Customer support center, e-business site (spare parts orders, order tracking and consultation of technical documents), and an online service that allows customers to monitor the progress of shop repair of their engines (Engine Repair Status).
- Development of long-term contracts, which accounted for over half of Snecma Services' MRO business in 2004.
- Development of new services to meet customer requirements, including on-wing engine repair, engineering support (fleet management, remote diagnostics via the real-time transmission of certain flight data), LRU support (access to a pool of line replaceable units) and engine leasing (via Shannon Engine Support, a wholly-owned subsidiary of CFM International Inc.).

To support its development, Snecma Services has built a network of alliances and partnerships with airlines for engine repair shops, and with manufacturers to cover the segment of high-tech, high-value-added repair of engine parts. Snecma Services has developed the following partnerships and alliances, primarily since 1999.

- **Engine repair subsidiary in Belgium**
  - Snecma Services Brussels: initially created with Sabena Technics, wholly-owned by Snecma Services since December 2001.
- **Engine repair shops in collaboration with airlines**
  - Snecma Morocco Engine Services (owned 51% by Snecma Services) in Morocco, in partnership with Royal Air Maroc.
  - Sichuan Snecma Aero-engine Maintenance Company (owned 52.7% by Snecma Services) in China, in partnership with the Air China group.
- **Engine parts repair centers**
  - Ceramic Coating Center (owned 50% by Snecma Services) in France, in collaboration with MTU Aero Engines, for thermal coating.
  - International Compressor Technologies (owned 50% by Snecma Services) in France, in collaboration with Praxair Surface Technologies, to refurbish compressor parts.
  - Propulsion Technology LLC (owned 25.5% by Snecma Services Participations Inc. and 25.5% by Techspace Aero) in Miami, Florida, for parts repair.
- **Partnerships in support services**
  - General Electric Aviation Materials (owned 19.9% by Snecma Services Participations, Inc., a wholly-owned subsidiary of Snecma Services), resulting from a collaboration with General Electric Engine Services; company specialized in the trading of aircraft engine parts.
  - SES (Shannon Engine Services), a wholly-owned subsidiary of CFM International: short, medium and long-term leasing of all types of CFM56 engines.

In addition, Snecma Services has set up collaboration agreements, including with:

- GE Engine Services and some airlines for engine and parts repair.
- The aeronautical maintenance department of the French defense procurement agency DGA (Délégation Générale à l'Armement), for Atar engine repair.
- CSA (Czech Airlines) in Europe, and Timco in the United States, for on-wing maintenance.

4.3 EQUIPMENT BRANCH

The Snecma Group is one of the world's leading aeronautical systems and equipment suppliers, specializing in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, engine control systems and associated equipment, power

transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The Equipment branch also includes related maintenance, repair and overhaul (MRO) services and the sale of spare parts. The Equipment branch accounted for 37% (2,628 million euros) of the Group's consolidated sales in 2004, before elimination of inter-branch sales (see paragraph 5.1.5.1 below for sales after elimination of inter-branch sales).

Systems and equipment by Group companies are sold in both the civil and military aviation markets. Although each type of equipment has its own specific market(s), each with distinct competitive situations and players, overall Equipment branch trends are in line with those of aviation markets, as described in paragraph 4.1.3 above.

The main entities in Snecma's Equipment branch are:

- Hurel-Hispano (nacelles and thrust reversers, composite material parts);
- Messier-Dowty (landing gear);
- Messier-Bugatti (wheels and brakes, associated systems);
- Messier Services (support services for landing gear, wheels and brakes and associated systems);
- Hispano-Suiza (engine control systems and associated equipment, power transmissions);
- Labinal (wiring, electrical connection systems).

In 2004:

- businesses related to landing systems (Messier-Dowty, Messier-Bugatti and Messier Services) accounted for approximately 47% of the branch's sales before elimination of inter-branch sales;
- businesses related to nacelles, thrust reversers and engine equipment (Hurel-Hispano, Hispano-Suiza) accounted for approximately 24% of these sales;
- businesses related to aircraft equipment (Labinal, Technofan, Sofrance) accounted for approximately 18% of these sales;
- businesses related to other equipment (Cinch, Globe Motors, Teuchos) accounted for approximately 11% of these sales.

4.3.1 Hurel-Hispano: nacelles and thrust reversers

Hurel-Hispano was formed in early 2001 by combining the operations of Hurel-Dubois and Hispano-Suiza Aerostructures. Through this subsidiary, the Snecma Group designs, produces and markets aircraft engine nacelles and thrust reversers, and supports its products with maintenance, repair and overhaul (MRO) services. Hurel-Hispano also produces composite parts for engines and airframe components.

In 2004, Hurel-Hispano contributed 494 million euros to the Group's consolidated sales and accounted for 21.4% of the Equipment branch's consolidated sales, after elimination of inter-branch sales.

The nacelle is composed of the engine fairing, the system for attaching it to the wing, and the thrust reverser, which, as its name indicates, reverses the engine's thrust to help brake the aircraft. It is worth about half of the total value of the nacelle system.

Market

Nacelles and thrust reversers are developed on a single source basis for each type of engine. The engine manufacturer or aircraft manufacturer chooses the supplier of the nacelle and the thrust reverser. This market concerns only civil aircraft and military transport, surveillance, tanker and patrol aircraft with jet engines.

For this business, Hurel-Hispano is comparable in size to its main competitor, Goodrich. In general, Boeing makes its own thrust reversers and nacelles in-house, except recently on the Boeing 787. The other competitors on the open nacelle market are smaller and do not offer completely integrated nacelle and thrust reverser systems.

The maintenance and repair market is split between original equipment manufacturers, customer airlines and independent specialists (Nordam, LAB). Routine maintenance and minor repairs are generally handled by the airlines themselves.

Products and services

With a legacy position in the thrust reverser market, Hurel-Hispano has developed its business in recent years in the complete nacelle market.

Its operational organization is based on four divisions that group programs and activities by market segment:

- Large nacelles: Hurel-Hispano has built up experience over the last 25 years on nacelles and/or thrust reversers, for the Airbus A340-500/600 (Rolls-Royce Trent), A340-200/300 (CFM56), A330 (Rolls-Royce Trent), A320 (CFM56), A318 (PW6000) and A380 (Rolls-Royce Trent 900 and Engine Alliance GP7200) and for the Boeing 747 and 767 powered by Rolls-Royce RB211 engines.

- Small nacelles: Alone or in association with Aermacchi, via the MHD joint venture created in 1998, Hurel-Hispano is involved in a number of aircraft programs, including the Bombardier Global Express and Gulfstream V (BR710), Challenger 300 (AS907), Dassault Falcon 7X (PW307A), Embraer ERJ 135/145 (AE3007), Embraer 170 (CF34-8) and Embraer 190 (CF34-10). Hurel-Hispano was also chosen to design the nacelle on the SaM146-powered Russian Regional Jet (RRJ) and has started development on this new program.

  Nacelles and thrust reversers accounted for approximately 82% of Hurel-Hispano's business in 2004, including the services described below.

- Aerostructures: Hurel-Hispano is developing the expertise needed for its nacelles business, especially composite materials, through complementary activities such as engine parts and aerostructures. It is the organic matrix composites center of excellence for the Snecma Group. Aeronautical components accounted for about 18% of Hurel-Hispano's business in 2004.

- Customer support: Since 2002, the company has supplied aftersales services directly to the airlines for three of its products: the air inlet and thrust reverser on the Embraer ERJ145, the Airbus A330/Trent 700 thrust reverser, and the complete nacelle on the A340-500/600. It has set up a dedicated customer support organization, supported by structures that already exist within the Group, a front office that provides 24-hour, 7 day a week support to airlines.

  In 2004, the company set up a new nacelle repair center, Hurel-Hispano Europe Services, at Pont-Audemer in France. Current repair activities primarily concern the thrust reversers for the A330/Trent 700, air inlets and thrust reversers for the Embraer ERJ145 and thrust reversers for the A320, A340-200/300 and A340-500/600. A bilateral agreement with Boeing, signed in 2004, authorizes Hurel-Hispano Europe Services to repair nacelles on the 737 Classic and 737 NG (Next Generation) jetliners stationed in Europe.

  Customer support services accounted for about 9.3% of Hurel-Hispano's business in 2004 (included in the above-mentioned percentages).

4.3.2 Messier-Dowty, Messier-Bugatti and Messier Services: landing gear, wheels, brakes and associated systems and services

The Snecma Group operates in the market for original equipment landing gear, wheels, brakes and associated systems through two of its subsidiaries, Messier-Dowty and Messier-Bugatti. Although these are distinct equipment items, still largely supplied by separate manufacturers, strong commercial synergies exist, with customers and users increasingly requesting integrated systems incorporating the landing gear and associated control systems, as well as maintenance, repair and overhaul (MRO) services. Messier-Dowty and Messier-Bugatti pooled their global landing, braking and hydraulic system MRO networks within Messier Services International (see 4.3.2.3).

4.3.2.1 Messier-Dowty: landing gear

Through Messier-Dowty and its subsidiaries, the Snecma Group designs, produces and supports landing gear for civil and military airplanes and helicopters of all sizes. If requested by the customer, it also handles the integration of associated systems. In addition, Messier-Dowty provides technical assistance services and distributes the spare parts needed for its equipment. In 2004, Messier-Dowty contributed 577 million euros to the Group's consolidated sales, and accounted for 25.0% of the Equipment branch's consolidated sales, after elimination of inter-branch sales.

Landing gear market

The aircraft landing gear market comprises a civil aircraft segment and a military aircraft segment, with associated MRO services for each segment. In 2004, the worldwide market for original equipment landing gear (excluding Boeing's in-house operations and helicopters) was an estimated 700 million euros, with mainline jets (over 100 seats) accounting for about 55% of the market, business and regional aircraft for about 24% and military aircraft about 21% (source: Snecma/Messier-Dowty).

- **Civil market**

The Snecma Group considers it is one of the world's two leading suppliers of landing gear for civil aircraft, based on its position as supplier for:

- the Airbus family of jetliners;
- Dassault Aviation business aircraft;
- EADS regional aircraft and helicopters;
- the majority of Bombardier aircraft.

The other main players in this market are Goodrich of the United States and, to a lesser extent, Liebherr. Messier-Dowty was selected by Boeing in 2004 to supply the landing gear for the new 787 Dreamliner, the first contract won by Messier-Dowty as a direct supplier to Boeing for a commercial airplane.

- **Military market**

Snecma estimates it is one of the two leading suppliers worldwide of military aircraft landing gear, with the entire market for Dassault Aviation combat aircraft and EADS helicopters and aircraft, including the new A400M military transport. The other major player in this market is the American company Goodrich. Messier-Dowty is also a top-tier supplier to Boeing military airplanes, including landing gear for carrier-borne aircraft (F-18E/F, V-22).

Products and services

Messier-Dowty markets its products to major airplane and helicopter manufacturers and provides maintenance services to some 750 customers and users (air forces, maintenance shops and airlines).

Landing gear allow aircraft to absorb energy during landing and also to steer the aircraft while on the ground. Landing systems are designed specifically for each aircraft. Except for the technological expertise developed by the manufacturer across various programs, two aircraft programs have little in common from the standpoint of the landing gear.

Technical specifications for landing gear define the number of landings corresponding to an average life of 20 years. For example, this is equal to about 20,000 landings for widebody jetliners or business aircraft, and 65,000 landings for a single-aisle jetliner, such as the Airbus A320.

The lifespan of landing gear for all types of military aircraft and civil or military helicopters generally does not exceed 10,000 landings, due to the very extreme demands of their missions.

In general, landing gear are overhauled two or three times during their operating life. They are completely disassembled, each part is inspected and repaired or replaced if necessary, then the system is reassembled, tested and placed back in service. Maintenance is performed by the operators themselves (airlines or armed forces), by independent repair shops, or by repair shops affiliated with the designer-manufacturer or the aircraft manufacturer.

For many years, the Snecma Group has made investments to enhance its position in the global MRO market. It now has a network of repair shops throughout Europe, the United States and Asia.

4.3.2.2 Messier-Bugatti: wheels and brakes, landing/braking control systems, passenger seat systems

Through Messier-Bugatti, the Snecma Group designs, produces and supports aircraft wheels and carbon brakes. It also provides electronic and electrohydraulic systems for aircraft braking, tire/brake/landing gear monitoring and landing gear steering systems. In addition, it offers electrical systems for passenger and pilot seats.

Today, Messier-Bugatti is the only company in the world to produce wheels and brakes as well as braking control and monitoring systems for mainline jets, which the Group believes is a competitive advantage.

In 2004, Messier-Bugatti contributed 366 million euros to the Group's consolidated sales, accounting for 15.9% of the Equipment branch's consolidated sales, after elimination of inter-branch sales.

- **Wheels and brakes**

Market

The world market for aircraft wheels and brakes is essentially a replacement market for worn parts. Except for the Boeing 737, all mainline jets now in production are fitted with carbon brakes. Likewise, virtually all new regional and military aircraft are equipped with carbon brakes. Messier-Bugatti estimates the wheel and carbon brake market (both original equipment and replacement) at approximately 550 million euros per year. Messier-Bugatti holds 37% of this market, equipping 2,225 out of a total of 6,000 carbon brake-equipped mainline jets. The fleet equipped by Messier-Bugatti increased by 175 aircraft in 2004 (source: ACAS and Snecma).

The aircraft wheel and brake market is very competitive. For a given aircraft, the manufacturer generally makes a preliminary selection of two suppliers within the scope of a certification process to satisfy very demanding technical criteria. Each user then makes its own choice. Messier-Bugatti's main competitors in this market are the American companies Goodrich and Honeywell, as well as Dunlop and ABSC. In Messier-Bugatti's core business of wheels and brakes for mainline jets (over 100 seats) fitted with carbon brakes, Goodrich holds approximately the same market share, according to Messier-Bugatti's estimates.

The wheel and brake market is primarily considered a "consumer" market, because the carbon brake disks are subject to constant wear. For example, the brake unit on a medium-haul jetliner is replaced about every year, and that on a long-haul jetliner every two years. The operating costs of the wheels and brakes over the product life cycle is the third largest expense on the aircraft, after the airframe and engine. Because brake manufacturers generate a majority of their revenues from the frequent replacement of brake units, rather than from the sale of original equipment, they are less affected by the cyclical nature of the aviation industry than are equipment manufacturers whose core business is original equipment supply, or whose maintenance business stretches over a longer cycle. Furthermore, the trend in this market is increasingly moving toward turnkey contracts, which include services and cover an entire fleet with a cost per landing (CPL) ceiling.

Products

Messier-Bugatti develops and produces wheels and the associated brakes made of carbon disks, and markets them to aircraft manufacturers, airlines and leasing firms and air forces, especially the U.S. Air Force. In 1983, Messier-Bugatti marked a major technological breakthrough by replacing the traditional metal brakes with brakes made of a composite carbon material.

Carbon offers a number of advantages over steel brakes, in particular weight savings, shorter braking distance, longer endurance and higher reliability, especially in the case of a rejected takeoff (RTO). Messier-Bugatti is a supplier to all aircraft in the Airbus family, except for the A380, to Dassault Aviation military and civil aircraft and to the Boeing 767-200 and -300. Over the last three years, Messier-Bugatti has been chosen as wheel and carbon brake supplier on the A340-500/600, the Boeing C-17 Globemaster III military transport and the new Boeing longer range 777LR, available in two versions, the 777-300ER and the 777-200LR. In 2004 it was selected as a dual source supplier for electric brakes on the Boeing 787, and as a sole source supplier of brakes on the Airbus A400M.

- **Braking/landing control systems and monitoring systems**

Market

Messier-Bugatti is the sole source supplier of systems for all Airbus aircraft, as well as all of Dassault's civil and military aircraft.

These systems have the same lifespan as that of the aircraft. In general, users purchase a set of spare equipment — especially computers — to handle unexpected replacement needs. The technology combines computer modeling, digital electronics, hydraulics and mechanical engineering, all for systems operating under very severe conditions (such as temperature fluctuations and vibrations).

The main competitor in the braking system market is Crane-Hydroaire (United States), which is a sole source supplier to Boeing. Main competitors in the landing gear steering system market are Smiths Aerospace (U.K.) and Goodrich (U.S.).

Products

Messier-Bugatti designs, develops and integrates:

- Landing control systems: steering and braking control (from the pedal in the cockpit to the runway); and landing gear control systems;
- Monitoring systems.

Landing gear control systems are complex systems, comprising digital computers and including between 10 and 100 hydraulic units. The system and computers are specific to an aircraft type, while the hydraulic units may be common across several different types.

Monitoring systems are safety-related systems that display data in the cockpit. They are specific to each aircraft type and, until now, mainly have been installed in commercial jetliners (Airbus and Boeing). The development of wireless technology will enable Messier-Bugatti to install these systems on regional and business aircraft.

For all of these systems, Messier-Bugatti distributes spare parts and subassemblies, and supplies all necessary technical assistance and troubleshooting services worldwide, 24 hours a day.

4.3.2.3 Messier Services: support services for landing gear, wheels, brakes and associated systems

Messier Services, the joint subsidiary of Messier-Bugatti and Messier-Dowty, offers its customers (airlines, leasing firms and air forces) maintenance services for all Messier-Bugatti and Messier-Dowty products, as well as products made by competitors for all aircraft over 10 metric tons. By integrating a complete range of services within its subsidiaries and affiliates in France, the United Kingdom, the United States and Singapore, Messier Services can offer total support contracts for entire fleets, as well as contracts by the hour. Messier Services contributed 139 million euros to the Group's consolidated sales in 2004, accounting for 6% of the Equipment branch's consolidated sales, after elimination of inter-branch sales.

The worldwide market for the repair and maintenance of landing gear and associated systems (hydraulic) on civil aircraft was an estimated 525 million euros in 2004 (source: Aviation Week & Space Technology), and approximately 800 million euros for the military market (source: Flight International). Messier Services holds approximately 21.5% of the civil market (112.8 million euros), and 5% of the military segment (40.7 million euros). Landing gear systematically undergo shop level servicing at dates set by the manufacturer, generally once every eight to ten years. Associated systems are only returned for shop servicing when a failure is detected in service. The main competitors in this market are Lufthansa Technik, Hawker Pacific, EADS-Revima, AAR, Air Canada, Goodrich and Alitalia.

4.3.3 Hispano-Suiza: engine control systems and equipment, power transmissions

Hispano-Suiza designs, produces and markets, primarily for the Group, and supports a wide range of control systems, power transmissions and equipment for civil and military aircraft engines. Taking up power from the engine's motion through a radial shaft, accessory gearboxes transmit the power needed to drive various equipment items essential to the aircraft and its engines. In addition to the gearbox, Hispano-Suiza supplies fuel pumps and metering units, actuators, wiring harnesses, sensors and lubrication units which, along with the computer, also supplied by Hispano-Suiza, form a complete engine control system. The ensemble of these products account for 15 to 30% of the cost of a new engine.

In 2004, Hispano-Suiza contributed 67 million euros to the Group's consolidated sales, and accounted for 2.9% of the Equipment branch's consolidated sales, after elimination of inter-branch sales. The company had total sales of 345 million euros in 2004, including 81% within the Group.

Market

The market for commercial engine systems and equipment is highly competitive and related to the rate of engine deliveries. In 2004, this market remained stable, as did the engine market.

Hispano-Suiza's main competitors for control systems and engine equipment are Hamilton Sundstrand (UTC), Goodrich, Woodward, BAE Systems and Honeywell, and, for power transmissions, Avio and Hamilton Sundstrand.

Hispano-Suiza has been able to penetrate new market segments, including electromechanical thrust reverser control systems and equipment for business aircraft (braking and steering system computers). Because of its

electrical and electronics expertise, Hispano-Suiza has been designated Snecma's center of excellence in power electronics, responsible for fostering technical and industrial synergies for the benefit of all Group companies.

Products and services

Power transmission systems accounted for about 38% of Hispano-Suiza's company sales in 2004, and engine control systems and equipment about 62%. In 2004, original equipment accounted for about 62% of company sales, with customer services at 29% and R&D services sold directly to customers 9%. Following Snecma Moteurs, Hispano-Suiza's leading customer is Rolls-Royce.

- **Power transmissions**

As of December 31, 2004, Hispano-Suiza had an installed base of approximately 17,000 power transmissions, with 1,044 new systems delivered during the year.

Hispano-Suiza power transmissions for commercial aircraft are used on the CFM56 engine family, as well as the Rolls-Royce Trent 500, 700 and 800. The company also supplies the power transmission for the Honeywell CFE 738 engine powering the Falcon 2000, as well as those on the Rolls-Royce BR710 (Global Express and Global 5000, Gulfstream 500 and 550) and BR715 (Boeing 717).

On Dassault Aviation's military aircraft, Hispano-Suiza supplies the power transmission for the Mirage 2000's M53 engine, as well as the drive shaft. On the Rafale fighter, it supplies the entire power transmission system, including the aircraft accessory gearbox, the drive shaft and the M88 engine's power transmission.

- **Engine equipment and control systems**

Hispano-Suiza is one of the world's leading designers and producers of electronic control units for high-power commercial aircraft engines. FADEC International LLC, an equally-owned subsidiary of Hispano-Suiza USA Inc. and BAE Systems Controls Inc., supplies the full authority digital engine control (FADEC) for the CFM56-5, CFM56-7 (old version), CF6-80E and GE90. Its latest-generation FADEC 3, optimized for higher performance and lower cost, is designed for latest-generation engines, including the GE90-115B, GP7200, CFM56-7B, CF6-80C2 L1F, TP400-D6 and GEnx. The company has delivered nearly 11,000 FADEC units to date, including almost 800 in 2004.

Hispano-Suiza designed and built the complete control system for the M88 engine. It is also responsible for part of the control system on the TP400 turboprop engine that will power Europe's new A400M military transport.

Hispano-Suiza designs and produces digital control systems for helicopter turboshaft engines, in particular the Turbomeca Arrius family, the Makila 1A/2A and the TM333. In partnership with Diehl Avionik Systeme, it also provides the control unit for the MTR390.

In 2004, the electromechanical thrust reverser actuation system (ETRAS), designed by Hispano-Suiza in partnership with Honeywell, carried out its first test flights on a Rolls-Royce flying testbed. ETRAS is designed for the thrust reversers equipping the nacelles developed by Hurel-Hispano for both A380 powerplants, the Rolls-Royce Trent 902 and the Engine Alliance GP7200. This system replaces hydraulic and pneumatic technologies with electrically driven devices, for lower operating costs and reduced weight.

4.3.4 Labinal: wiring and electrical connection systems

Through its subsidiary Labinal, the Snecma Group supplies electrical wiring systems and provides engineering services for the aerospace and defense markets.

In 2004, Labinal contributed 396 million euros to the Group's consolidated sales, and accounted for 17.1% of the Equipment branch's consolidated sales, after elimination of inter-branch sales. Labinal's contribution to the Group's sales includes the contributions of Labinal SA, Labinal Inc., Labinal-Corinth Inc., Labinal de Mexico, Labinal GmbH and Teuchos (see 5.2.5.1.C)

Electrical wiring accounts for about 70% of Labinal's sales contribution.

The Engineering Services business generated approximately 30% of Labinal's sales in 2004. Labinal took over the operations of wiring manufacturer Gespac Intégration in Témara, Morocco, in November 2004, which should allow it to keep pace with the strong increase in requirements expected by its aircraft manufacturer customers in 2005, by calling on employees who are already trained.

Market

The world aircraft wiring market is closely tied to the aircraft production rate. Primarily an original equipment market, it also benefits from upgrades to wiring systems throughout an aircraft's life. The trend is toward the development of long-term contracts.

According to Labinal's estimates, nearly half of the aircraft wiring market is held by aircraft manufacturers, who have integrated production capacity, primarily in North America. However, these manufacturers, following in the footsteps of Boeing on its 787 program, are tending to withdraw from this activity. Through Labinal, Snecma considers that it is one of the world leaders in the open market. Labinal's main competitors are Fokker-Elmö and Latelec.

Labinal's Engineering business is involved in most of the world's new aircraft programs (Airbus A380, Boeing 787, NH90 helicopter, etc.). Today, it is recognized by industry as a European leader in the aviation and automobile markets, which account for more than 95% of its sales.

Products and services

Labinal produces electrical assemblies as a partner to the world's principal aircraft manufacturers. Its products cover all or part of the wiring and electrical connection systems used on aircraft, and incorporate state-of-the-art technologies.

Labinal builds on strong legacy relationships with its customers. The partnership with Boeing was strengthened in 2004 by the selection of Labinal to design, produce and certify the electrical wiring systems on the new 787 Dreamliner.

Labinal's main wiring customers are Airbus, Boeing, Bombardier, Dassault Aviation, EADS, Eurocopter, Lockheed Martin and Raytheon.

Through its service division, especially the Teuchos and Comecad business units, Labinal provides high-tech engineering and consulting services for its aviation and automotive customers. This range of services covers the entire development cycle of a system, from preliminary studies to operational support. Building on its experience and its multidisciplinary expertise, Labinal is capable of meeting all of its customers' design requirements, through consulting, technical assistance, a commitment to fixed-price contracts, through-life support and offshore operations.

Its main outside engineering service customers are Airbus, Boeing, EADS, Eurocopter, PSA and Renault.

4.3.5 Other equipment

4.3.5.1 Cinch Connectors Inc.: connectors

Through its subsidiary Cinch Connectors Inc., the Snecma Group designs, manufactures and markets lines of both standard and custom-designed connectors and connection systems for the commercial vehicle market, and for certain segments of the aviation, defense, telecommunications and computer markets.

The sale of this business is now underway.

4.3.5.2 Globe Motors: small electric motors

Through its subsidiary Globe Motors, the Snecma Group designs, produces and markets a wide range of precision miniature electric motors and actuators, primarily for the automotive market, but also for tactical missiles, business systems, medical apparatus and manned military vehicles.

4.3.5.3 Technofan: aircraft ventilation systems

Through its 60.71%-owned subsidiary Technofan (listed on the Second Market of Euronext Paris; the balance is publicly traded), the Snecma Group designs, produces and markets ventilation systems for commercial aircraft cabins, avionics and brake cooling for commercial aircraft and military airplanes and helicopters.

4.3.5.4 Sofrance: hydraulic filters

Through its subsidiary Sofrance, the Snecma Group develops, produces and markets a wide range of filtration systems for fuel, lubrication, air and hydraulic applications.

4.4 EQUITY STAKES

Snecma holds various minority stakes (see chart in paragraph 3.3.7 above). The most significant of these are its 10.75% stake in Arianespace Participations (10.21% in the consolidated Arianespace group), and the 19.9% stake in GE Aviation Materials L.P. (held via Snecma Services), plus the 1.02% stake in the Brazilian aircraft manufacturer Embraer (3% of voting rights).

4.5 ACTION V

Since 1994, Snecma has launched several financial performance improvement programs. In 2001, it implemented a follow-up initiative to systematically apply progress actions across the Group, dubbed "Action V".

The Action V initiative's main aim is to improve the performance of each company in the Snecma Group, as well as to develop Snecma's corporate culture and foster synergies between group companies through various initiatives.

The resources employed to meet these objectives include:

- An ambitious action plan, comprising some 230 projects to date in all spheres of activity. These projects mobilize more than 1,000 full-time equivalent employees within the Group.
- Quantitative goals for each project. For example, 20 of these projects aim to achieve recurring savings exceeding 5 million euros.
- A coordination and reporting structure corresponding to the different decision centers: business unit, subsidiary and Group.
- Broad deployment of methods to implement progress on a more professional basis: project management, standard continuous improvement tools, and innovative methods for managing change.

Calling on employees' creativity and innovation.

- Measures designed to capitalize on the Group's size and develop synergies, either through:
  - Group-wide projects covering some or all companies. There are now 9 Group-wide projects encompassing all companies; or
  - Group-wide standing committees organized by major area (12 areas covered).

The Ambition 2008 program was launched in 2004 to go even further, setting up a framework to generate ambitious medium and long-term projects at Group level. Designed as an incubator of new projects, to be handled within the scope and using the methods of Action V, Ambition 2008 aims to significantly improve the Group's competitiveness and reduce its exposure to dollar exchange risks.

4.6 RESEARCH, TECHNOLOGY, DEVELOPMENT AND ENGINEERING

Research and Technology (R&T) comprises all studies, research and technology demonstrations needed to master technologies for the development of a given product at the lowest possible risk, time and cost. "Development" refers to the phase including product design, fabrication of prototypes, development tests and qualification tests showing that the product meets customer specifications. "Engineering" refers to the phase involving the definition and supply of all specific processes and tools needed for the series production of the products that have been developed. The development and engineering phases, previously successive, are now concurrent and interactive. Production teams are active from the outset of the design phase, or even as early as the technology demonstration phase, to ensure that the product can be produced to meet targeted cost and performance objectives.

Research, technology, development and engineering (RTDE) are therefore fundamental activities that are key to the Group's strategy. The cost of these activities amounted to about 17.6% of the Group's consolidated sales in 2004 — a level that reflects the Group's steady focus on building solid foundations for the future — and over half of these costs were self-financed. Outside financing was primarily provided by the French Ministry of Defense (military RTDE), the Ministry of Transportation (civil R&T), the French space agency CNES and the European Space Agency (space RTDE), the European Commission through the PCRD (Programmes Communs de Recherche & Développement) joint research programs (civil R&T) and, to a lesser extent, the French Ministry of Research.

Snecma calls on outside competencies as needed by means of collaboration agreements, especially to decrease the cost of planned studies, or to acquire or deploy new scientific or technological expertise. Partnerships, already widely used during development, have been extended to R&T on several levels:

- With the laboratories of the French organizations CNRS (national scientific research agency), CEA (atomic energy commission) and ONERA (aerospace research agency), as part of very strong partnerships. In particular, Snecma has set up 17 external research hubs covering the most important R&T disciplines. To foster effective research, Snecma focuses on unifying public research organizations and government departments around cross-disciplinary themes, including:
  - The LCTS Thermostructural Composites Laboratory, which has brought together for several years some fifty researchers from CNRS, University of Bordeaux II, CEA and Snecma Propulsion Solide;
  - The INCA advanced combustion research initiative in 2002, with 22 laboratories, and the MAIA advanced mechanical modeling initiative of 2003, grouping 15 laboratories;
- With certain European laboratories and manufacturers, within the scope of the PCRDs.
- With industrial partners, whether customers or suppliers, to develop next-generation products.

In addition, in 2004 Snecma joined the drive to energize relations between research and industry, through the "Research Foundations" initiative. Snecma will be a shareholder in the Research Foundation for Aerospace.

Research & Technology

The Snecma Group's R&T policy can be defined as follows:

- R&T must ensure the Group companies' technological advances in their respective businesses. Innovation is based on reaching out to take advantage of diversity, on internal creativity which is encouraged and organized, and on a progressive technological maturing process, whether in terms of evolutionary or "disruptive" technological progress.
- R&T is decentralized in the different Group companies, and each subsidiary is responsible for establishing and conducting its own R&T program. Initially established for five years, the program is then defined in detail for the following year.
- R&T is guided by each subsidiary's product policy, and the program is defined according to preliminary specifications for future products which determine key "enabling" technologies. For each of these key technologies, both the competitive environment and the progress factors (challenges and opportunities) are evaluated to define the efforts needed and the type of partnerships to be formed.
- Fostering synergies between subsidiaries is a primary goal, applied at the Group level. Specific organizational structures are designed to unify the subsidiaries' approaches and technology in areas of common interest. For instance, the Extended Materials Laboratory, part of the Group's materials research policy, and centers of expertise in areas such as organic matrix composites, thermostructural composites, acoustics and power electronics, to deliver technical and industrial solutions to Group companies with requirements for these technologies. Also being developed are synergies in various environmentally-friendly processes. For instance, several programs have been launched to test new surface treatment processes not requiring either Chromium VI or organic solvents.

Snecma's corporate Research & Technology Division is responsible for assessing and directing R&T activities at the subsidiaries level, monitoring the development of partnerships, organizing R&T synergies between Group companies, coordinating the participation of these companies in the PCRD programs and ensuring the Group's broad technology knowledge base.

The main R&T programs now being conducted within the Group include:

- ECO, designed to demonstrate an array of technologies that would be mature in the short term, in order to both increase the M88's thrust and reduce its cost of ownership.
- THEO, an advanced initiative designed to demonstrate new-generation HP turbine technologies on the M88, that will reduce combat aircraft engine fuel consumption and total cost of ownership (Snecma Moteurs).
- DEM21: a demonstrator that has validated technologies in a core engine designed for regional aircraft.

- SCORES: demonstration of a robust composite fan blade technology for high-power commercial aircraft engines, optimized for lower noise and higher performance.
- High-power engine: a program to integrate new bi-centrifugal compressor technologies for future power requirements on the Tiger helicopter and its successor (Turbomeca).
- ATHENA: core engine with cooled turbine for a 1100-kW-class helicopter engine (Turbomeca).
- SIR-C: demonstration program for an advanced cruise missile jet engine (Microturbo).
- TARGET: incorporation of titanium in landing gear structures, and STEEL, concerning very high-strength stainless steels (Messier-Dowty).
- EPICUR and INSTINCT, two coordinated programs on the development of titanium matrix composites and their application to compressor disks (Snecma Moteurs) and landing gear structures (Messier-Dowty).
- BRAKE BY WIRE: replacement of hydraulic controls and equipment by electrical controls and actuators, within the scope of the "more electric" aircraft program (Messier-Bugatti).

Programs based on international collaboration are generally product or environment oriented:

- TECH56: a technology demonstration program in partnership with General Electric, for technologies applicable to CFM56 successor versions, or in the form of improvement kits for current engines, concerning all major components in commercial aircraft engines. The objectives are to improve fuel consumption, efficiency, environmental friendliness, maintenance costs and reliability. TECH56 was completed in 2004. A second program, TECH56-2, is now being defined for engines entering service in 2012.
- Demonstration of nozzle flaps made of thermostructural composites developed by Snecma Propulsion Solide on Pratt & Whitney F100 engines, which reduce the weight and increase the lifespan of these critical parts by a factor of four. An operational assessment phase was launched in 2004 on several USAF aircraft.
- POA (Power Optimized Aircraft): a European Union program (5th PCRD) dedicated to evolving aircraft toward more extensive use of electricity, by replacing hydraulic power sources by electrical sources. Seven Group companies, mainly in the Equipment branch, are participating.
- SILENCER (Significantly Lower Community Exposure to Aircraft Noise): European Union program (5th PCRD) dedicated to aircraft noise reduction, coordinated by Snecma Moteurs for the engine, nacelle, wing and landing gear.
- EEFAE (Efficient and Environmentally Friendly Aero Engine): European Union program (5th PCRD) aimed at reducing polluting emissions by civil aircraft, with two technology platforms in conjunction with other European engine or equipment manufacturers: CLEAN (Snecma Moteurs, MTU, Avio, Volvo), and ANTLE (Rolls-Royce, Techspace Aero, Fiat, ITP, Hispano-Suiza). The CLEAN demonstrator was successfully tested at the end of 2004.
- Snecma has started work on three Integrated Projects (IP) within the scope of the 6th PCRD: the environmentally-friendly helicopter, FRIENDCOPTER, extended virtual enterprise technologies, VIVACE, and advanced maintenance methods, TATEM. Snecma also obtained the launch, under its coordination, of the VITAL IP, dedicated to the low-pressure section technologies needed to meet objectives for reduction of environmental impact, in terms of reducing noise and greenhouse effect gases.
- VOLGA: Development of a reusable rocket engine for launchers in conjunction with Russia and European manufacturers (Snecma Moteurs, Techspace Aero, Astrium, Volvo).
- P80: New-generation solid rocket motor demonstrator, through a joint European program to qualify technologies with strong potential for reducing launcher costs (Snecma Propulsion Solide). The small launcher Vega will be the first application to benefit from this technology.

Development

The main engine and equipment development programs (or in the production engineering phase) for new aircraft are as follows:

A400M:	Development of the TP400-D6 turboprop by the Europrop International (EPI) consortium. Snecma Moteurs is responsible for the high-pressure turbine, combustor, FADEC and controls, assigned to Hispano-Suiza, and the lubrication system, assigned to Techspace Aero. To date, Messier-Dowty and Messier-Bugatti have been chosen for the landing gear and associated systems and Messier-Bugatti for the wheels and brakes. Labinal is participating in development of the electrical systems and Microturbo will supply the starter.
A380:	Engine (participation by Snecma Moteurs and Techspace Aero in the GP7000) and nose landing gear (Messier-Dowty), nacelles for the two engines offered (GP7000 and Rolls-Royce Trent 900), wiring for the nose, central section, wing and fuselage (Labinal), braking control system, steering system (Messier-Bugatti), avionics and cabin ventilation system (Technofan), filtration for all hydraulic systems (Messier-Bugatti/ Sofrance), tire and brake monitoring systems and EBHA mini-pumps (Messier-Bugatti).
A318:	Engine (participation of Snecma Moteurs and Techspace Aero in the CFM56-5), PW6000 nacelle and CFM56 thrust reversers (Hurel-Hispano), landing gear (Messier-Dowty), wheels, brakes and associated systems (Messier-Bugatti/Technofan) and wiring (Labinal).
A340-500/600:	Landing gear (Messier-Dowty), engine nacelle (Hurel-Hispano), accessory gearbox for the Trent engine (Hispano-Suiza), wheels, brakes and associated systems (Messier-Bugatti/Technofan), certain aerostructures (Hurel-Hispano) and wiring (Labinal).
Sukhoi RRJ:	Development of the SaM146 engine and its nacelle by Snecma Moteurs and NPO Saturn of Russia. Snecma Moteurs is developing the core, derived from its DEM21 demonstrator, ground-tested in Villaroche in 2002. Hispano-Suiza will be involved in the development of the control system, while Hurel-Hispano is supplying the nacelle with thrust reverser. Messier-Dowty has been chosen for the landing gear.
Embraer 170/190 Bombardier Challenger 300:	Thrust reverser and components (Hurel-Hispano).
Falcon 7X:	PW308 nacelle (Hurel-Hispano), landing gear (Messier-Dowty) and tire pressure monitoring system (Messier-Bugatti).
Boeing 787 Dreamliner:	Boeing has selected various Equipment branch companies for this aircraft: Messier-Dowty (landing gear), Messier-Bugatti (wheels and brakes), Labinal (wiring). From the Propulsion branch, Techspace Aero will collaborate with General Electric on the development of the low-pressure compressor for the GEnx engine, one of two to be offered on the 787.
Boeing C-17:	Wheels and brakes (Messier-Bugatti and U.S. subsidiary A-Carb).
EC155:	Main gearbox (participation by Hispano-Suiza).
Dhruv:	Ardiden turboshaft engine being developed with the participation of HAL of India for future versions of the Dhruv (Turbomeca).
Tiger:	MTR390 engine (40% Turbomeca), landing gear (Messier-Dowty), wheels and brakes (Messier-Bugatti), aerostructures (Hurel-Hispano) and equipment (Hispano-Suiza, Labinal).
NH90:	Engine (Turbomeca participation in RTM322), wiring and avionics bay (Labinal), APU (Microturbo), aerostructures (Hurel-Hispano), ventilation (Technofan) and Harpon (Messier-Bugatti).

EC225/EC725:	Makila 2A turboshaft engine (Turbomeca) and APU (Microturbo).
Rafale:	M88-2 engine (Snecma Moteurs), landing gear (Messier-Dowty), wheels, brakes and associated systems, hydraulic pumps (Messier-Bugatti), APU (Microturbo) and certain aerostructures (Hurel-Hispano).
Hawk:	Adour Mk951 engine (participation by Turbomeca) and APU (Microturbo).
M51:	Solid rocket motors developed by G2P, a consortium of Snecma Propulsion Solide and SNPE.
Ariane 5:	Vulcain 2 higher-thrust main stage engine (Snecma Moteurs and Techspace Aero).
	Vinci, a new engine for the upper stage (Snecma Moteurs, Techspace Aero).
Plasma thrusters for satellites:	Following the PPS® 1350 plasma thruster, used for the first time to propel Europe's Smart-1 spacecraft to the Moon, Snecma Moteurs is developing a higher-power PPS® 5000, designed for orbital transfer and control of large geostationary satellites.

The following table shows the Group's committed research, technology, development and engineering expenditures during the last three years.

(millions of euros)	2002	2003	2004
Total RTDE expenses	1,124	1,112	1,199
as % of consolidated sales	17.3%	17.3%	17.6%
of which self-financed	653	624	754

4.7 INTELLECTUAL PROPERTY

Intellectual property rights, especially patents and expertise, play an important role in the production and protection of Snecma's technologies, services and products. Protecting technologies developed by Group companies depends on both patents and confidentiality. The Group believes that it is not dependent on any specific technology or patent.

Each Group company holds its own intellectual property rights, except for general brands, such as the "Snecma" brand, which are the property of the parent company. Group companies have signed a framework agreement concerning research and technologies that facilitates joint work in these areas. In addition, each Group subsidiary can take advantage of intellectual property rights belonging to another Group company, generally within the scope of non-exclusive licenses granted by the company holding these rights. In general, Snecma does not utilize intellectual property outside the Group. However, within the scope of the CFM International alliance, Snecma and General Electric have provided for the possibility of reciprocal access to technologies developed by each of the parties, uniquely for the requirements of the CFM56 program.

More than 1,500 Snecma Group inventions are currently protected by over 8,400 patents around the world. In the last three years, approximately 900 patents have been filed in France, the United States, and the other major OECD countries with significant operations in the Group's businesses. Approximately 400 patents will expire in these countries during the period 2005-2006. The Group regularly evaluates all of its patents to determine which ones do not need to be renewed.

Protecting the commercial image of the products made by Group companies is based on the use of about 180 brands registered throughout the world — some of which are very renowned. The most important are those corresponding to the main company names, which are protected worldwide. As for CFM International, the "CFM" brand and its associated brand names are registered throughout the world by CFM International S.A. or CFM International Inc.

For risk and revenue sharing type programs in which Snecma is involved, it is up to the prime engine manufacturer to arrange for brand protection.

Snecma Moteurs' intellectual property department provides consulting and assistance services for all Group companies.

4.8 EXCEPTIONAL EVENTS AND LITIGATION

The Group is involved in several legal proceedings in the ordinary course of its business. Except for the aspects described below, neither the parent company nor any of its subsidiaries are, nor have they been, parties to any legal or arbitration proceedings likely to have or have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only taken to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions taken is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the advent of events during the proceeding may nonetheless lead to a reevaluation of the risk. As of December 31, 2004, Snecma had set aside €24 million in provisions for litigation, compared to €23 million as of December 31, 2003 and €17 million as of December 31, 2002. Snecma believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- At the end of 2002, a group of French manufacturers including Snecma was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand was relative to the execution of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. Snecma has not set aside a provision at this point.
- A transaction took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the transaction was carried out. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.
- CFM International Inc. and CFM International SA have received a summons, together with Boeing, by the victims and their families of an accident which took place in January 2002 involving a Garuda Airlines Boeing 737 in Indonesia. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.

To date, none of these three legal proceedings has changed in any particular way.

No other legal proceeding has occurred in the meantime.

4.9 HUMAN RESOURCES

4.9.1 Employment

As of December 31, 2004, the Snecma Group had 39,845 employees, only slightly higher (0.4%) than as of December 31, 2003.

The following table shows the workforce totals at year-end 2002, 2003 and 2004.

	31.12.2004			31.12.2003			31.12.2002		
	France	**International**	**Total**	**France**	**International**	**Total**	**France**	**International**	**Total**
Propulsion	18,518	3,189	21,707	18,803	3,041	21,844	19,035	2,949	21,984
Equipment	9,723	8,150	17,873	9,945	7,664	17,609	10,117	6,665	16,782
Snecma SA	252	—	252	223	—	223	214	—	214
Snecma Conseil	13	—	13						
Group total	28,506	11,339	39,845	28,971	10,705	39,676	29,366	9,614	38,980

In France, there are 28,506 employees, 1.7% less than in 2003. The decrease is mainly due to the sale of Cinch SA in March 2004. At constant size, the workforce was stable. By type of employee, the 28,506 people are broken down as follows: 26% management, 47% technicians, supervisors and office staff, and 27% line workers. The share of the workforce dedicated to research, technology, development and engineering is 26%.

The Group bolstered its policy of reducing the average age of the workforce and adding new competencies, by hiring 1,225 new employees, 30% more than in 2003. New employees included 639 management staff (50%), of which 70% are less than 30 years old and 24% are women. The Equipment branch accounted for 60% of management hires.

As in 2003, Snecma continued to make very limited use of fixed-term contracts, such contracts accounting for only 0.5% of the workforce at year-end 2004. Likewise, temporary staff accounted for a marginal share of the total: 3.3%, or a monthly average of 933 people.

Staff mobility between Group companies increased slightly in comparison to 2003, with 333 transfers, including a growing share of management staff (222). Career mobility, defined as the number of changes in functions (facilities and divisions) within a single company, is much higher, being estimated at an annual average of 5%.

The Group continued to consolidate its international presence, as the workforce grew by 5.9%, with a slighter higher rise in the Equipment branch (6.3%) than in the Propulsion branch (4.9%).

The following table shows the breakdown of Group employees by region as of December 31, 2004.

France	28,506
United Kingdom	1,910
Belgium	1,440
Other European countries (Portugal, Germany, Poland)	587
Subtotal Europe, excluding France	3,937
Subtotal Europe, including France	32,443
United States	2,468
Canada	910
Mexico	2,536
Subtotal, North America	5,914
Other countries*	1,488
Total outside France	11,339
Total Group	39,845

* Australia, Brazil, China, India, Japan, Morocco, Singapore, Uruguay, South Africa, Taiwan, Russia

4.9.2 Human resources policy

4.9.2.1 Early retirement measures

A total of 1,200 persons were included within the scope of one of the early retirement schemes applied by French companies in the Group, excluding asbestos provisions, during 2004.

Early retirement of certain employees (CASA)

Snecma Moteurs, Hispano-Suiza, Messier-Dowty and Labinal allowed approximately 700 employees to take advantage of the French government's "CASA" scheme (*Cessation d'Activité des Salariés Agés*), created by the extended agreement of July 26, 1999. This scheme falls within the scope of regulatory provisions known as *Cessation d'Activité de certain Travailleurs Salariés* ("CATS"). The "CASA" agreement defines the conditions for early retirement starting at 55 years of age for employees having worked at night, or in shift work, during part of their careers, provided that such employees have a sufficient number of quarters worked at age 60 for retirement. Eligibility for these schemes is accompanied by the payment of an indemnity and the maintenance of members under each company's social protection plan. No direct compensatory hiring is planned according to these agreements, which terminate on February 28, 2005.

Other early retirement schemes

The progressive early retirement schemes implemented within the scope of *Fonds National de l'Emploi* agreements continued in four Group companies until December 31, 2004, and concerned about 350 employees.

The application of the agreement concerning the early retirement of workers involved with asbestos, signed by Snecma Propulsion Solide in 2002, resulted in the departure of 42 employees in 2004.

In addition, 17 employees of Techspace Aero benefited from the Belgian "pre-pension" system in 2004, within the scope of a multiyear, limited-length agreement, validated by the government in 2002.

Agreements allowing for the early retirement of employees having performed certain arduous jobs were renewed in five Group companies.

Management of ages and skills transfer

The Group is concerned with managing ages and skills transfer. For example, at Messier-Bugatti this proactive policy has resulted in setting up working groups tasked with studying issues of collaboration between junior and senior staff, and of implementing actions to foster the transfer of skills.

Along the same lines, Snecma Moteurs has set up a skills enhancement support initiative, which has three main objectives: increase the volume of internal mobility, especially towards growth disciplines; allow employees to develop their skills through a gradual introduction to work situations, supported by training; and giving volunteer employees the opportunity to implement a professional project outside the company.

4.9.2.2 Agreements concerning the reduced work week

Each Group company has negotiated an agreement concerning the reduced work week in its French facilities. General agreements, together with specific accords concerning managers and engineers, have provided for a mixed reduction combining a shorter week and allocation of days off. The majority of agreements are designed to maintain employment.

4.9.2.3 Changes in remuneration

Group companies negotiated salary plans in 2004 providing for an average increase in remuneration equal to more than 3% of payroll. This was accomplished by general and individual raises for employees, and specific raises for management staff.

4.9.2.4 Profit-sharing, incentives and employee savings

Each company in the Snecma Group signed or renewed agreements concerning incentives and profit-sharing. Incentives depend on the net income posted by each company, and its change from the previous year. If applicable, this indicator is rounded out by other indicators measuring performance criteria that are chosen by each company. The total amount is then divided individually among the employees in proportion to salaries, while also taking into account a minimum salary.

Profit-sharing is calculated by each company based on the regulatory formula, except for the Company Snecma, which has a specific formula. Profit-sharing is divided among employees in proportion to their salary. The application of this criteria is weighted by taking into account a minimum salary to calculate the share of the special profit-sharing reserve attributed to each employee.

All or part of employee savings are allocated to four joint Group mutual funds, managed on a parity basis.

4.9.2.5 Training — Snecma University

Snecma has an extensive training budget, as it considers it to be an investment in both employees and companies. Training programs at Group companies average 3.5% to 4.7% of payroll.

Snecma University is a solution providing support for changes in the Group and prepare Snecma managers to meet upcoming challenges, namely to:

- Foster a Group culture and facilitate teamwork through better mutual understanding and exchange of best practices;
- Help current and future senior managers assume their new responsibilities, and allow them to acquire knowledge and learn the methods and demeanor needed to perform their jobs;
- Support major Group projects through appropriate training;
- Circulate "state-of-the-art" management techniques, based on training sessions and external presentations.

Snecma University is primarily intended for those persons who currently exercise, or will be called upon to exercise major responsibilities within the Group. The courses offered provide short, medium and long-term preparation for situations involving transfers of all types: between Group companies, between different regions/countries and between different jobs.

The University is also designed to facilitate the integration of companies that join the Group. Specific programs will be created to welcome managers from these companies, and prepare them for their new situations, as applicable.

Since being founded at the end of 2002, Snecma University has provided training for more than 2,000 managers from Snecma companies.

4.9.2.6 Integration of disabled workers

Group companies continued their commitment to a proactive policy of integrating disabled persons. For example, since 2000 Snecma Moteurs has applied the "Mission Handicap" program in partnership with Agefiph and specialized associations for the hiring and continued employment of disabled workers, and the development of subcontracting in a protected environment. As of December 31, 2004, disabled workers accounted for 5.5% of the workforce, in full-time equivalent jobs.

4.9.3 Labor relations

The Group continued to apply a proactive labor relations policy throughout the year, to ensure that employees benefit from measures adapted to individual economic situations. Six agreements were signed concerning professional equality between men and women, to support a proactive policy in this area.

The Group and European "work's councils" were renewed, following an amendment to each original agreement. Each of these bodies met twice during the year.

Two Group-level agreements were signed in 2004:

- An agreement on the development of labor-management communications was signed on January 16, 2004 by all unions, providing for the creation of Group-level coordinator positions. It defines and completes the provisions concerning career development of elected and appointed employee representatives, and lays foundations for the use of e-communications systems by unions. It also lays down the principles governing Snecma's contribution to the financing of national union organizations.
- An agreement concerning the settlement of differences about the past career itineraries of union representatives and personnel, signed on July 9, 2004 by the unions CFTC, CGE-CGC, FO and CFDT, for a set term up to December 31, 2004. It enabled resolving most disputes concerning the past career development of union representatives who considered that they had been or would be damaged in this sense.

A group profit-sharing agreement was negotiated and signed, and will apply to the financial year 2005. All unions announced that they would sign this agreement, as soon as the requisite formalities had been completed.

4.9.4 Community relations

In general, the Group's facilities maintain close relations with their local and regional environments, and contribute to spreading the Group's influence through active participation in the local social and economic fabric. One focus at the Group is welcoming young people for work-study programs, or through apprenticeships and internships at various levels. In 2004, for example, the Group's French facilities welcomed over 2,800 young people (2,200 in 2003). The Group develops partnership actions with public research laboratories (CEA, CNRS, etc.) and with science universities both in France and abroad. The Group is represented on the boards of schools specialized in high-tech disciplines applied in aerospace.

4.9.5 Social benefits

Most Group companies pay an annual amount equal to around 5% of payroll to their work's councils for various social benefits.

4.10 INDUSTRIAL FACILITIES AND PROCESSES

As of December 31, 2004, Snecma had more than 90 industrial facilities, including about 50 in France. The Group's main industrial facilities are located in the greater Paris area and the Aquitaine region (near Bordeaux). Snecma also has industrial facilities abroad, in particular in Belgium, the United Kingdom, Poland, Portugal, Germany, Spain, Russia, the United States, Canada, Mexico, Brazil, Morocco, South Africa, China, India, Singapore and Australia. In addition, Snecma deploys a dedicated services network in 13 countries.

The following table shows the Group's main industrial sites, along with an indication of their workforce:

Company	Business	Workforce (approx.)
Snecma Moteurs		
Courcouronnes (France)	Headquarters	130
Villaroche (France)	Jet engine design, assembly and testing, commercial engine sales and marketing	3,080
Villaroche Nord (France)	Design and production of engines and equipment for satellites	110
Evry-Corbeil (France)	Aeronautical parts machining and assembly, military engine sales and marketing	3,530
Gennevilliers (France)	Aeronautical parts forging, casting and machining	1,965
Istres (France)	Flight testing of prototype engines and rocket engine tests	85
Le Creusot (France)	Turbine disk machining	190
Vernon (France)	Design and production of rocket engines	1,190
Famat		
Saint-Nazaire (France)	Manufacture of housings	435
C-FAN		
San Marcos (USA)	Manufacture of blades and composite parts	110
Techlam		
Cernay (France)	Design, manufacture and sale of flexible connection systems based on elastomers	50
Volgaero		
Rybinsk (Russia)	Production of aircraft engine parts	10
Smartec		
Moscow (Russia)	Aeronautical design office	35
Iberespacio		
Madrid (Spain)	Rocket engine design office	60
Snecma Propulsion Solide		
Le Haillan (France)	Headquarters — Solid propulsion for Ariane and missiles, thermostructural composites	1,380
Europropulsion		
Kourou (France)	Assembly of Ariane 5 solid rocket motors	45
Snecma Services		
Montereau sur le Jard (France)	Headquarters — Customer Support	700
Saint-Quentin (France)	Commercial engine MRO	780
Chatellerault (France)	Military engines, commercial engine parts and modules	700
ICT		
St Etienne (France)	Compressor blade repair	40
SS Brussels		
Zaventem (Belgium)	Commercial engine MRO	200
SMES		
Casablanca (Morocco)	Engine overhaul and maintenance	115
SSAMC		
Chengdu — Sichuan (Chine)	Engine testing and repair (assembly — disassembly)	140
CCC		
Chatellerault (France)	Ceramic coatings	20
PTC		
Miami (USA)	Engine parts repair	70

Company	Business	Workforce (approx.)
Turbomeca		
Bordes (France)	Headquarters — design, manufacture and testing of gas turbines	2,360
Tarnos (France)	Production of mechanical components and maintenance for helicopter engines	1,340
Mézières sur Seine (France)	Test stands and equipment	210
Bezons (France)	Turbochargers	40
Microturbo		
Toulouse (France)	Design and manufacture of turbines, starters and APUs	460
Microturbo Ltd.		
Fareham (UK)	Manufacture, maintenance and repair of gas turbines	120
Turbomeca Canada		
Montréal (Canada)	Mechanical components for helicopter engines	60
Turbomeca USA		
Grand Prairie (USA)	Helicopter engine MRO	260
Turbomeca Africa		
Johannesburg (South Africa)	Helicopter engine production and repair	280
Turbomeca Australasia		
Sydney (Australia)	Helicopter engine MRO	60
Turbomeca do Brasil		
Rio de Janeiro (Brazil)	Helicopter engine MRO	215
CGTM		
Pau Uzein (France)	Helicopter flight test center, maintenance	70
Techspace Aero		
Milmort + Liers (Belgium)	Headquarters — Production of aerospace products, test cell design and jet engine testing	1,230
Cenco Inc.		
Lombard (USA)	Design and production of test cells	36
Techspace Aero Canada		
Montréal (Canada)	Design and testing offices	20
Hispano-Suiza		
Colombes (France)	Headquarters — Power transmissions	730
Reau (France)	Electronic engine control systems	940
Bezons (France)	Hydromechanical components	90
Hispano-Suiza Canada		
Peterborough (Canada)	Electronic control systems	115
Snecma Polska		
Sedziszow Malopolski (Poland)	Power transmission parts	60
Hurel-Hispano		
Meudon (France)	Headquarters — Design and production of nacelles and thrust reversers	620
Le Havre (France)	Design and production of nacelles and thrust reversers	1,200
Burnley (UK)	Production of nacelles and thrust reversers	600
Toulouse (France)	Assembly of nacelles and thrust reversers	140
SLCA		
Florange (France)	Production of parts for nacelles and thrust reversers	115
HHES		
Pont Authou (France)	Nacelle MRO	30
Pont Audemer (France)	Nacelle MRO	10

Company	Business	Workforce (approx.)
Labinal		
Montigny Le Bretonneux (France)	Headquarters	70
Villemur sur Tarn (France)	Production of aircraft wiring	520
Blagnac (France)	Design office	260
Vichy-Charmeil (France)	Wiring production	190
Colombes/Toulouse/Mérignac (France)	Wiring assembly and installation	250
Labinal de Mexico		
Chihuahua (Mexico)	Wiring production	1,550
Labinal Inc.		
Pryor (USA)	Wiring production	285
Everett (USA)	Wiring production	85
Corinth (USA)	Wiring production	520
Labinal GmbH		
Hamburg (Germany)	Wiring production	250
Labinal Maroc		
Temara (Morocco)	Wiring production	40
Teuchos		
Elancourt (France)	Headquarters and design office	730
Snecma Aerospace India		
Bangalore (India)	Design services	160
Messier-Bugatti		
Velizy (France)	Headquarters — Design of braking systems and equipment	580
Villeurbanne (France)	Production of carbon brakes — R&D	220
Molsheim (France)	Production of wheels and brakes, hydraulic systems	415
Aubervilliers (France)	Electrical systems	120
A-Carb		
Walton (USA)	Production of carbon brakes	95
MB Tracer		
Milwaukee (USA)	Brake MRO	50
Sofrance		
Nexon (France)	Aircraft filtering systems	160
Technofan		
Blagnac (France)	Manufacture of ventilation and pressurization systems	185
Messier-Dowty		
Vélizy (France)	Headquarters — Design and testing of landing gear and aircraft equipment	330
Bidos (France)	Production of landing gear	860
Gloucester (UK)	Production of landing gear; test systems and equipment	920
Messier-Dowty Inc.		
Mirabel (Canada)	Production of landing gear	190
Toronto (Canada)	Design and production of landing gear	530
Messier-Dowty Suzhou		
Suzhou (China)	Production of landing gear	136
Messier Services		
Velizy (France)	Headquarters	90
Molsheim (France)	Landing gear MRO	450
MS Ltd.		
Gloucester (UK)	Landing gear MRO	185
MS Inc.		
Sterling (USA)	Landing gear MRO	155
MS Asia Pte Ltd.		
Singapore	Landing gear MRO	200

Company	Business	Workforce (approx.)
Cinch Connectors Inc.		
Lombard (USA)	Connectors for vehicles	95
Vinita (USA)	Connectors for vehicles	265
Reynosa (Mexico)	Connectors for vehicles	610
CINCH Connectors Ltd.		
Worksop (UK)	Connectors for vehicles	120
Globe Motors		
Dayton (USA)	Electric motors	160
Dothan (USA)	Electric motors	255
Reynosa (Mexico)	Electric motors	370
Vila do Conde (Portugal)	Electric motors	260

Certain supplies may be on a single source basis. However, given the variety of raw materials, products and industrial processes used, Snecma does not believe it is dependent on any industrial process that is not under its control, or on a particular subcontractor.

4.11 SAFETY, HEALTH AND THE ENVIRONMENT

Regulatory context

The Group is subject to increasingly strict and constantly changing environmental, health and safety regulations and laws in each country in which it operates, especially France, the United Kingdom, Belgium, Canada and the United States. These laws and regulations impose strict environmental protection standards, especially for atmospheric emissions, releases of wastewater, and the use, handling, storage and elimination of raw materials or waste, asbestos, and the environmental remediation of industrial sites. These standards could expose the Group to liabilities and major costs in relation to its current or past activities, and especially in relation to active or divested sites, or activities which have been shut down.

In the countries in which it operates, the Group must first obtain operating permits, licenses or authorizations, or carry out the formal procedures necessary to conduct these activities. In particular, the Group operates four "Seveso" classified installations, including three considered as "high threshold" sites as defined by the European directive 96/82/CE of December 9, 1996, involving dangerous substances, which may imply major risks for the health and safety of the surrounding populations and the environment.

The Group makes significant investments and complies with necessary procedures to ensure that its sites are in compliance with regulatory requirements, and to plan ahead for expected changes in health, safety and environmental regulations. The Group believes that today it has most of the authorizations required, and that it has carried out the necessary formal procedures required to exercise its activities in compliance with current regulations.

General Group policy and organization

The Group believes that it has implemented and is implementing the appropriate measures needed to handle the past and present environmental impact of its activities. The Group's Health-Safety-Environment policy emphasizes compliance with regulations, planning ahead for changes in standards and regulations, and risk prevention. More specifically, the last aspect involves identifying critical materials, products and processes used in production, maintenance and repair activities, identifying and selecting substitutes, to reduce or even eliminate potential risks starting from the design phase of the product, process and installation, and carrying out risk analyses to correct any deficiencies. Within the scope of this policy, all Group companies apply prevention actions.

The Group's health, safety and environment policy for its employees, customers and any person who works at one of its facilities is defined and managed by the Sustainable Development Division. This division is supported by a network of about 100 specialists within the Group, including 33 health-safety environmental auditors. In 2004, they carried out 33 internal audits. The division reinforced the internal audit structure set up by training safety/health management system auditors in the OHSAS 18001 standard.

As of December 31, 2004, 36 Group facilities had been certified ISO 14001 for their environmental management system, including three in 2004. This is a significant investment, covering nearly 75% of Group employees.

At year-end 2004, seven French facilities had obtained OHSAS 18001 certification for their occupational health and safety systems. Twelve other Group facilities are aiming to set up this type of system in 2005-2006. This reflects an innovative initiative, in which Snecma is among the first companies to have certified its health-safety management systems.

Environmental problems in the Group

The Group is concerned by laws related to asbestos, in particular for employee protection, the elimination of products containing asbestos from buildings, and exposure of workers to asbestos.

Substitute solutions have been applied concerning products containing asbestos manufactured by Snecma Group companies.

With respect to the presence of asbestos-containing materials in buildings, in 1997 a specialized firm investigated and diagnosed the asbestos risk, according to the nature and condition of such materials. This diagnostic also integrated, in advance of legal requirements, non-friable materials. A sampling and monitoring program was carried out in compliance with the regulations of the countries in which these facilities are located. The Group goes beyond the strict application of regulations, since building maintenance and conversion work integrates the progressive elimination of all materials containing asbestos.

Concerning the risks of polluted sites, certain Group sites have a long industrial history. As is typical for this type of site, the soil and/or groundwater in certain sites have been contaminated, and other contamination could be discovered and/or could occur in the future.

The Group has systematically assessed its facilities and set up action plans. Furthermore, Snecma continues work on the remediation of polluted facilities.

The Group works alone, or with other French aerospace companies, to define replacement solutions for certain hazardous materials and processes. For example, eight Group companies are conducting joint research to find substitutes for cadmium and hexavalent chromium. Research is also being conducted on the use of products hazardous for the ozone layer, to help improve air quality.

Aerospace products and the environment

The Group has been making heavy R&T investments for over 20 years to reduce the environmental pollution related to the operation of aircraft engines, in particular by reducing noise and atmospheric emissions, such as greenhouse effect gases and oxides of nitrogen (NOx). The Advisory Council for Aeronautical Research in Europe (ACARE) has set objectives which are ambitious but necessary for the sustainable development of air transport: by 2020, cutting the releases of greenhouse gases per passenger-kilometer by half, and an 80% reduction in NOx compared to current regulatory standards.

Industrial safety

The number of industrial accidents recorded in 2004 was even less than in previous years. In 2004 the number of accidents involving more than 3 days of lost time per million hours of work, or in relation to the number of employees, for 63 Group facilities representing more than 35,000 employees, confirms the drop recorded since 2000. This steady decrease is observed for all work accidents, even the most minor.

	Number of accidents per 100 employees at the Group's facilities	Number of accidents with lost time over 3 days per 100 employees at the Group's facilities
2000	13.0	1.39
2001	13.7	1.30
2002	12.5	1.00
2003	10.5	1.00
2004	8.6	0.94

Number of accidents with lost time over 3 days per 100 employees at the Group's facilities.

This steady reduction in the number of industrial accidents is the result of the Group's Health-Safety-Environment policy and the risk prevention measures applied in all Group companies.

The total number of vocational illnesses registered showed a sharp drop in 2004 of 30%. Nearly half of these illnesses concern muscular-skeletal problems. This is the most common cause of vocational illness on a national level, showing a significant increase year to year. At Snecma, we have observed a decrease since 2002, probably due to taking into account problems of posture and work organization, resulting at many facilities in ergonomic studies carried out in-house or with outside consultants.

The number of vocational illnesses due to previous exposure to asbestos is stable. These are primarily pathologies observed following past exposure in activities other than at Snecma.

4.12 RISK MANAGEMENT, INSURANCE

4.12.1 Overall risk management: general policy

Fully aware of the importance of having indicators that identify the risks to which it is exposed, the Snecma Group has launched an "Overall Risk Management" initiative that is managed at upper levels by the Group Risk Committee.

The main priorities of this project are:

- Creation of a plan identifying the main risks likely to affect the Group, with an action plan defined for each one, and an "owner" in charge of implementing the plan.
- Implementation of coordinated procedures for managing warnings and crises, not only at the Group level, but also at the company and facility levels.
- Enhanced "product and services safety" initiative, by increasing awareness of the challenges involved in maintaining product and service integrity.

The organization is based on a network of risk managers, appointed by each of the Group's main companies.

4.12.2 Insurance

Except for non-significant exceptions related to the continuation of insurance policies in force in certain companies before joining the Group, policies were, until the end of 2004, negotiated and managed by Snecma Moteurs on behalf of all Group companies. Since January 2005, this has been the responsibility of Snecma S.A.

The Group's main policies for its industrial activities are as follows:

- A "comprehensive industrial risks" policy, covering damage to industrial installations (buildings, machines, inventories, etc.), resulting from fire, theft, water damage, machine breaks, etc. There is also a "supplementary expenses" guarantee. Risks are regularly audited by insurance company experts. In 2004, the maximum repayable amount per event is €305 million.
- "Civil liability for aviation products" policies that guarantee coverage of the financial consequences of a product failure, in case of an accidental event following its delivery to a third party. The amounts and type of guarantees are similar to those obtained by other major aerospace manufacturers. The policies relate to engines and equipment intended for commercial and military airplanes, helicopters and the space sector. For 2005, the coverage amount is $1.5 billion per year, which can be used during the year, for engines and equipment intended for commercial and military aircraft and space, and $1 billion per year, which can be used during the year, for helicopter engines and equipment.

In addition, the Group obtains protection policies for its personnel within the scope of its social benefits policies.

Except for Turbomeca, the Group's policies do not cover operating losses.

The total premiums paid by the Group for all insurance policies equaled 0.48% of consolidated sales in 2004, while it was equal to 0.58% of consolidated sales in 2003.

A captive reinsurance company, Soreval, based in Luxembourg, participates in the risk coverage scheme. Its aims are to bear risks other than those covered by conventional insurance markets and to optimize the cost of third-party insurance For 2005, the total of commitments obtained by Soreval was €35 million, compared with financial reserves of €70 million as of December 31, 2004.

4.13 RISK FACTORS

4.13.1 The cyclical nature of the aviation market

The civil aviation sector generated 72% of Snecma's consolidated sales in 2004. Growth in this sector is closely linked to growth in air traffic, which in turn relates to global GDP trends. Aircraft orders are cyclical, tied to growth in passenger traffic, the rate of fleet aging and replacement, and airlines' procurement decisions and financial capacity. Snecma believes that the continued cyclical nature of the passenger aircraft market could affect its business levels and have an adverse effect on its future financial position.

4.13.2 Certain exceptional and unpredictable events may have an impact on the Group's markets

Exceptional events may have a strong impact on air traffic, and therefore on the aircraft engine and equipment market. These events are not related to the economy or cycles in the aviation industry, and are by nature unpredictable. Such events may be linked to a geopolitical situation in certain regions of the world (such as war). Although terrorist attacks are not a new phenomenon, their level of violence, global impact and ongoing threat may impact air traffic, the financial condition of the airlines and aircraft manufacturers and therefore, engine manufacturers. Other events of various types (epidemics for example) may have similar effects in a given region (see paragraph 4.1.3 above).

4.13.3 Markets are highly competitive and may be subject to considerations of national independence

Snecma faces intense competition in all markets where it operates. For example, it competes with major international players in the civil and military aircraft propulsion market, and with smaller, but specialized competitors for its other products. Pricing pressure on products offered by the Group is expected to continue, or even increase, which could adversely affect its competitiveness in all markets, or lead to lower margins and higher pressure on earnings.

Furthermore, certain aerospace and defense markets are closed to foreign competitors, or contracts are awarded by taking into account considerations of national independence. The political considerations which sometimes impact access to these markets may continue to prevail in the future, thus preventing Snecma from penetrating certain markets, which could have an unfavorable effect on its growth and results.

4.13.4 Competition in the spare parts market

Snecma faces increasing competition from certain manufacturers of spare parts for some of its engines. To receive flightworthiness approval, aircraft engines and the spare parts to be added or replaced must be certified by the relevant aviation authorities. Even though these parts are not protected by patents, this certification requirement generally acts as a barrier to entry in the spare parts market. However, the Company has noticed in recent years that an increasing number of spare parts for engines, and to a lesser degree for equipment, manufactured by these third-party companies, have been certified by the Federal Aviation Administration (FAA) of the United States. The Company is using every effort to offer maintenance contracts that enable it to sell original spare parts. However, since the sale of spare parts is a major factor in the profitability of the Propulsion branch, widespread commercialization of parts manufactured by third-parties and certified by aviation authorities could have an adverse effect on the Group's business and results.

4.13.5 Highly regulated markets

Snecma generates a significant percentage of its sales from export markets (about 72% of consolidated sales in 2004). Because of the strategic and political importance of certain products designed by Snecma, especially for military applications, exports of such products may be limited by regulations, or could be subject to various export controls and approvals. Furthermore, political considerations could make it difficult or even impossible to obtain export licenses or other authorizations for certain customers. If Snecma's ability to access the civil or military export markets were reduced, its earnings and financial position could be negatively affected.

Snecma also faces regulatory and political restrictions in the countries where it markets its products. In particular, these restrictions could result in the negotiation of technical specifications or sales terms which are less favorable for Snecma. Difficulties in complying with certain local or international regulations could also negatively impact Snecma's business and future financial position.

4.13.6 Exchange rates

A significant share of Snecma's sales and expenses are denominated in currencies other than the euro, in particular the U.S. dollar, exposing the Group to exchange rate risk. According to Snecma's estimates, approximately 60% of its current sales are dollar denominated. Snecma manages this risk net of purchases made in dollars using various instruments (see paragraph 5.1.8 below). Changes in exchange rates between these currencies, in particular a sustained drop in the value of the dollar against the euro, could have a significant adverse impact on Snecma's earnings beyond the future cash flows covered by instruments already in place (a specific action plan has been set up to limit this risk).

4.13.7 Repayable advances

In the past, the civil and military aviation sectors have benefited from public funding for the design and development of certain products, including aircraft engines. For example, Snecma has received funding from the French State for the development of aviation projects, in particular in the form of repayable advances. There is no certainty about the amount of such funding in the future. In 1992, the European Union and the United States signed an agreement limiting the amount of financial aid that governments can provide to manufacturers of civil aircraft. This agreement could change within the scope of negotiations currently in progress.

4.13.8 Defense business

Approximately 23% of Snecma's sales in 2004 were generated by the defense sector. The Company believes that this sector will continue to account for a similar share of its business in the future. Defense investments are dependent on a number of factors, in particular geopolitical considerations, budgetary restrictions and strategic decisions. A reduction in military spending, or a delay in certain programs, should they be decided, could affect Snecma's business.

4.13.9 Maintaining high levels of technology for key products

The aerospace and defense markets are subject to rapid and significant technological change. It is impossible to predict how future technologies will affect Snecma's business. However, the products currently offered by Snecma could face competition from new technologies, making them less competitive or even obsolete. If the Group's competitors develop products that offer better technical and economic performance, Snecma's business and financial position could be affected.

4.13.10 Dependence on certain collaboration agreements

A significant part of Snecma's sales depends on certain key products, in particular the CFM56, CF6-80, GE90 and GE90-115 engines developed and produced in collaboration with General Electric. Snecma estimates that approximately one-third of its current sales relate to these programs.

Snecma also has several partnerships in place with other engine manufacturers. If these programs were terminated, or if Snecma's partners no longer fulfilled their role in the development or marketing of the engines in question, the Group's sales and business could be affected.

Furthermore, few engines are developed by a single manufacturer, and there is a limited number of platforms for engines. Given these conditions, if the Group, for technical, financial, commercial or political reasons, was no longer able to sign new partnership agreements or to participate in new programs alongside other manufacturers, it could be excluded from the market, which could have a significant impact on its performance and financial position.

4.13.11 Uncertainty about long-term profitability

Snecma's businesses, especially propulsion, imply considerable investments, in particular for research and development. These investment programs imply a long-term return on investment. The market and profitability assumptions made by Snecma may not be confirmed, and the products for which these investments are made may not enjoy sufficient commercial success to justify the initial investments.

4.13.12 Jointly-owned companies and minority stakeholdings

The global propulsion market is characterized by the frequent use of partnerships and other collaborative arrangements for the launch of new engine programs. For example, a significant share of Snecma's business is carried out by joint companies and affiliates, mainly through two joint companies with General Electric, CFM

International S.A. and CFM International Inc., in which Snecma holds 50%, and through minority stakes in the General Electric engine programs CF6-80, GE90 and GE90-115. In addition, Snecma is developing new programs through the European consortium EPI (Europrop International) for the Airbus A400M powerplant, and the Engine Alliance for the GP7000, which is one of the two engines selected for the Airbus A380. Snecma has also decided to develop and produce the SaM146 engine for the planned Russian Regional Jet (RRJ) within the scope of a joint venture with Russian engine manufacturer NPO Saturn, the company PowerJet.

Snecma believes that these companies and stakeholdings provide it with technical, financial and commercial advantages that are essential to its business. If favorable opportunities arise, Snecma could decide to participate in the development of new products via other joint companies or stakeholdings. This could mean that the contribution of these companies or stakeholdings to Snecma's sales would increase.

Snecma's control of the joint companies or consortiums in which it participates and the minority stakes it holds varies on a case by case basis. In its jointly-held companies, there is a risk of disagreement or deadlock. Snecma's partners may have interests which are different, or even incompatible, with those of Snecma, given their competitive position. There is an even greater risk of conflict or deadlock in structures where a unanimous vote or an increased majority of partners is needed to make important decisions, or where exit rights are limited.

Furthermore, Snecma holds only a minority stake in certain programs and partnerships. The documents of incorporation or agreements governing relations between partners and associates related to some of these programs and partnerships provide that certain major decisions, such as approval of business plans and allocation of profits, require the consent of Snecma's partners, or, in certain cases, may be made without the consent of Snecma. Such provisions could limit Snecma's ability to meet its objectives.

The alliances and partnerships in which Snecma participates are covered by non-competition agreements, which prevent Snecma from developing products similar to those marketed by the alliances or partnerships, including following the termination of Snecma's participation in the alliance or partnership in question. As a consequence, these agreements may restrict Snecma's scope of business and have a long-term effect on its earnings and financial position.

4.13.13 Guarantees

The products designed, built and sold by Snecma are integrated in other products with a high unit price, especially civil and military aircraft and satellites. Snecma may therefore have significant liability in case of the failure of one of its products. For example, the Company may be implicated in the event of the loss of an aircraft, the death of passengers, or the loss of operating capability by an airline. Furthermore, within the scope of certain joint ventures or minority stakeholdings, Snecma guarantees part of the risks incurred by the entities concerned, no matter what the underlying cause of damage.

Although Snecma believes that its insurance sufficiently covers its risks, such insurance may prove to be insufficient to cover certain losses resulting from exceptional damage, which would have a negative impact on its financial position.

4.13.14 Extreme operating conditions for Snecma's products

Snecma's products are generally characterized by their high degree of technology and sophistication, as well as the extreme conditions under which they operate. Certain products may not perform as expected, or could prove to be defective. These failures could lead to expense, cause significant loss of sales for Snecma, or adversely affect its commercial position.

4.13.15 Environment, Health and Safety

Snecma is subject to increasingly strict and constantly changing laws and regulations concerning health, safety and environmental protection at the local, regional, national and European levels. These laws and regulations concern in particular the manufacturing processes for Snecma's products, the emission, handling and elimination of dangerous products and waste, asbestos, and the noise and polluting emissions of the engines it designs. The Group has defined a proactive health, safety and environmental management policy that often goes beyond legal requirements and deploys the efforts needed to comply with these laws and regulations.

Meeting health, safety and environmental regulations implies significant and regular costs for the Group, and could limit its ability to modify or expand its facilities and continue production. Complying with these regulations could also require the installation of expensive devices to control polluting emissions, or lead to major expenses, including remediation costs. Non-compliance with these regulations could lead to financial or criminal penalties,

or other penalties against the Group. It is also possible that, despite the measures taken, Snecma may incur responsibility because of damages to a third-party or to the environment, which could lead to payment of damages and interest, fines and the remediation of the sites in question. The Group may also have to undertake major expenses in the case of new laws, regulations or government policies being voted, or because of the discovery of new facts or situations.

Furthermore, several Group facilities in operation or closed down have a long industrial history. As is typical for this type of site, the soil and/or groundwater in certain sites have been contaminated, and other contamination could be discovered and/or could occur in the future. Snecma may be obliged to clean up the pollution or participate in the cleaning-up operation, which could lead to significant expense.

In addition, the Group operates a certain number of "Seveso" classified installations as defined by the European directive 96/82/CE of December 9, 1996, modified, involving hazardous substances which could present major risks for the health and safety of the surrounding populations and the environment. The number of vocational illnesses due to previous exposure to asbestos is stable. These are primarily pathologies observed following past exposure in activities other than at Snecma.

CHAPTER 5 ASSETS, FINANCIAL POSITION AND OPERATING RESULTS

5.1 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The comments below are based on financial information for 2002, 2003 and 2004 and should be read together with Snecma's consolidated financial statements for these periods.

With consolidated sales of €6,812 million in 2004 and net operating income of €511 million, Snecma is a world leader in aviation and aerospace propulsion and equipment. Its activities are divided into two branches:

- the Propulsion branch, which includes the Group's activities relating to the construction of engines for aviation (civil and military) and aerospace applications; and
- the Equipment branch, which mainly includes the Group's activities relating to engine nacelles, thrust reversers, landing gear and braking systems, power transmission and control systems, electrical wiring systems and ventilation and filtering systems.

5.1.1 Overview

Changes in the Group's activity are closely related to developments in the civil aviation and defense sectors and, to a lesser extent, the space sector.

In the civil aviation sector, the market for engines and equipment is closely related to the commercial aircraft market. This market is highly dependent on passenger air travel, which is linked to changes in worldwide GDP. Despite its cyclical nature, worldwide air travel has increased steadily over the last thirty years, with the exception of 1991, 2001 and 2003. In 2001, worldwide air travel was impacted by the events of September 11, 2001, and, in 2003, by the war in Iraq and the SARS outbreak. These factors generated a considerable drop in passenger travel. The decrease in air travel had a significant financial impact on airline companies, which reduced their orders accordingly and, in some cases, did not exercise aircraft purchase options, while others deferred delivery on a portion of their orders over the period 2001-2003. The decline in air travel augmented the effects of the beginning of a decrease in the order cycle in the civil aviation sector in 2001 (see section 4.13.1 "The cyclical nature of the aviation market") and a slowdown in the economy. For the reasons mentioned above, the Group's activity is sensitive to commercial air transport trends, the effects of which have been felt in recent years on commercial aircraft engine orders. Historically, this sector has accounted for the majority of the Group's consolidated sales and represented approximately 72% of consolidated sales in 2004 (compared to approximately 71% in 2003 and 73% in 2002).

The military sector is highly dependent on government policies, international events and national defense budgets. The Group expects demand to remain stable in all activities pursued by the Group, in view of the Rafale and A400M transport aircraft programs, the attack helicopter and military transport (NH90 and Tiger) programs, and the M51 strategic missile program. Military sector sales represented approximately 23% of the Group's consolidated sales in 2004, compared to approximately 24% in 2003 and 20% in 2002.

In the space sector, the launch services market has suffered a major decline in the last three years due to the telecommunications market crisis and increased competition following the introduction on the market of more cost-effective Russian space launchers. In 2004, the civil space sector represented approximately 5% of the Group's consolidated sales (compared to approximately 5% in 2003 and 7% in 2002).

In a more complex and uncertain geopolitical and economical environment, the Group has strived to adapt its industrial organization (Action V, a reorganization and realignment of its activities) in order to develop resistance to the cyclical nature of the aeronautic sector and protect its economic performance. It believes that the efforts made each year in research and development should enable it to maintain its technological edge and its position among the world's leading aircraft engine and equipment manufacturers. In addition, the Group monitors dollar/euro exchange rate movements and competition developments in the spare parts market given the significant contribution of spare parts sales to the profitability of the Propulsion branch. The Group has also adopted an active exchange rate hedging strategy, coupled with a cost reduction plan, in order to maintain profitability in the event of a long-term downturn in the dollar/euro rate (see section 4.13.6 "Exchange rates"). Furthermore, in response to increased competition in the spare parts market (see Chapter 4 "Information concerning Snecma's business"), the Group expanded its offering of long-term maintenance contracts. Finally, the Group believes that its wide product range represents a major advantage for the development of its service activities.

5.1.2 Changes in the scope of consolidation

During the years ended December 31, 2002 and 2003, the Group acquired and sold a number of various investments and assets. Changes in the scope of consolidation in these two years primarily concerned the buy-out of our partner's 50% stake in Aircelle in 2002 and the acquisition of Boeing's wiring business in Corinth (United States) in June 2003.

Changes in the scope of consolidation which occurred during the year ended December 31, 2004 are described in section 5.2.5.1.C.

5.1.3 Accounting policies

The sections below describe certain accounting policies relevant to the understanding of the financial information provided in this corporate information document (see also section 5.1.12 "Transition to IAS/IFRS").

5.1.3.1 Research and development costs

The Group's research costs are expensed in the year during which they are incurred. In the consolidated income statement, these costs are recorded principally under "Cost of sales", "Personnel costs", and "Depreciation, net of amortization and provisions", depending on their nature. When these costs are partially financed by a third party, the external financing is recorded as sales using the percentage of completion method.

For information regarding accounting for development costs, see the notes to the consolidated financial statements entitled "Accounting policies — Valuation methods and rules — Research and development costs — Repayable advances" in section 5.2.5.1.B. Costs of €114 million, €179 million and €292 million were capitalized in 2002, 2003 and 2004, respectively.

5.1.3.2 Repayable advances

The Group receives public funding in the form of repayable advances to finance the development of aviation projects. These advances are repaid on the basis of future sales of engines or equipment. The amount to be repaid on each sale is determined in advance and is stipulated in the development agreements signed between the Group and the government or institution concerned. For the Group, this involves payment of a fixed percentage on the sale of each engine or piece of equipment sold. In this manner, the advances are fully repaid once a certain sales threshold has been reached.

In line with changes in accounting rules and practices, repayable advances have been treated from January 1, 2002 as sources of financing and no longer as operating income. They are now recorded under "Borrowings subject to specific terms and conditions" on the balance sheet (see section 5.2.5.1.B.3).

Under certain contracts, after full repayment of the advance, the Group must pay a fee in respect of replacements of 1% to 14% of replacement sales, depending on the contract. This fee no longer constitutes the repayment of an advance, but an operating expense. For information purposes, fees paid in 2002, 2003 and 2004 were approximately €10 million to €25 million per year.

5.1.3.3 Recording of sales and expenses denominated in U.S. dollars

Excluding U.S. subsidiaries, sales and expenses denominated in U.S. dollars are recorded in euro at the average exchange rate for the period resulting from the hedges used over the period. For 2002, 2003 and 2004, the average rates were, respectively, $1.00., $0.98 and $1.00 for €1. This average rate is referred to as the "dollar hedge rate" below. As of December 31, 2004, the hedging portfolio totaled $5.4 billion (see sections 4.13.6 "Exchange rates" and 5.1.8 "Currency risk exposure"). However, sales and expenses of U.S. subsidiaries, for which the U.S dollar is the operating currency, are recorded in euro at the average exchange rate for the year concerned. Accordingly, for 2004, sales thus translated totaled €431 million, *i.e.*, approximately 6% of the Group's consolidated sales.

5.1.4 Critical accounting policies

The Company's consolidated financial statements are prepared based on assumptions and estimates that impact the amounts recorded in respect of existing assets and liabilities, expenses and income, and contingent assets and liabilities in both the financial statements and the notes to the consolidated financial statements. The Group regularly makes estimates, particularly for operating warranties, doubtful debts, reserves for the write-down of inventory and work-in-progress, investments, the net book value of tangible and intangible assets, deferred taxes, restructurings, pension commitments, contingent liabilities, and disputes and litigation. Group estimates are based on past experience and various other assumptions deemed reasonable under the circumstances and are used as a

basis for the valuation of assets and liabilities with net book values that cannot be readily calculated using other sources.

Actual results are likely to differ from these estimates and impact the financial statements in subsequent years. The Group believes that the most significant judgments and estimates used in the preparation of its consolidated financial statements are the following:

5.1.4.1 Reserves for financial guarantees on sales

Reserves covering the Group's risk exposure under financial guarantees that it has granted are calculated by determining whether the risk has been triggered or not. For non-triggered risks, the reserve is recorded based on assumptions, particularly the value of the aircraft, determined using specialized companies' reports, and customer default probability based on reports prepared by independent rating agencies. For triggered risks, the reserve is calculated based on valuations, *e.g.*, the market value of the aircraft (see section 5.2.5.1.B.12 "Reserves for contingencies and losses").

5.1.4.2 Inventories and work-in-progress

Reserves for the impairment of inventory and work-in-progress are recorded when their cost is higher than their probable net realizable value, taking into account sales prospects and risks of obsolescence compared to objective inventory levels. Should unfavorable changes in future market conditions lead to order cancellations and a drop in sales, requiring that additional expenses linked to a reduction in inventory value be recorded, our income would be adversely impacted.

5.1.4.3 Valuation of fixed assets and deferred tax assets

The Group records additional provisions for depreciation and amortization or reserves in the event of asset impairment losses.

The Group reduces its deferred tax assets to the most probable net realizable value taking into account expected taxable income forecasts.

5.1.4.4 Pensions and retirement termination benefits

The Group finances or records reserves for its pensions and other retirement termination benefits in different ways to ensure potential coverage of all of its employees that meet the required criteria. Statistical data and other parameters, designed to assess changes in the relevant population, are used to value the expenses and reserves recorded for future employee retirements. The actuaries appointed to perform these calculations use assumptions to value pension commitments that are based on inflation, discount and employee turnover rates, as well as mortality and retirement age tables. The assumptions used for French companies are included in section 5.2.5.3.B.8 "Reserves for contingencies and losses".

5.1.4.5 Capitalization of development costs

Development costs are capitalized when certain conditions are met (see section 5.2.5.1.B.2 "Accounting policies — Valuation methods and rules — Research and development costs"). The amount of development costs capitalized is equal to the gross margin on equipment already ordered by final customers, excluding options, and the spare parts necessary for use and is based, in particular, on estimates of program profitability.

5.1.5 Comparison of results for the three years ended December 31, 2002, 2003 and 2004

5.1.5.1 Sales

Sales decreased 1.1% from €6,504 million for the year ended December 31, 2002 to €6,431 million for the year ended December 31, 2003 and then increased 5.9% to €6,812 million for the year ended December 31, 2004. On a constant foreign exchange and hedging basis, Group sales would have dropped by 0.5% in 2003, as compared to 2001 and increased 7.7% in 2004, as compared to 2003. The slight increase in engine deliveries in 2003 was partially offset by the war in Iraq and the SARS outbreak which impacted service activities (MRO and spare parts), although to a limited extent.

Sales growth in 2004 was primarily due to an increase in civil engine deliveries (728 CFM56 engines were delivered in 2004 compared to 702 in 2003), growth in service activities and an increase in the scope of consolidation in the Equipment branch (Teuchos, Labinal GmbH).

Breakdown of sales by geographical area

Sales by geographical area for 2002, 2003 and 2004 were as follows:

	Year ended December 31,					
	2002		2003		2004	
(in € millions)	Total	%	Total	%	Total	%
Europe	3,500	53.8	3,540	55.1	3,658	53.7
United States	2,013	31.0	1,712	26.6	1,897	27.8
Asia	500	7.7	458	7.1	626	9.2
Rest of the world	491	7.5	721	11.2	631	9.3
Total	6,504	100.0	6,431	100.0	6,812	100.0

Breakdown of sales by branch

Sales by branch for 2002, 2003 and 2004 were as follows:

	Year ended December 31,					
	2002		2003		2004	
(in € millions)	Total	%	Total	%	Total	%
Propulsion	4,362	64.3	4,162	62.3	4,523	63.2
Equipment	2,427	35.7	2,520	37.7	2,628	36.8
Total before inter-branch eliminations	6,789	100.0	6,682	100.0	7,151	100.0
Elimination of inter-branch sales	(285)		(251)		(339)	
Total	6,504		6,431		6,812	

Propulsion Branch

Propulsion branch sales (before elimination of inter-branch sales) fell 4.6% between 2002 and 2003, decreasing from €4,362 million to €4,162 million and then increased 8.7% in 2004 to €4,523 million. On a constant foreign exchange and hedging basis, Propulsion branch sales would have decreased by 4.8% in 2003 and increased by 10.1% in 2004. Sales trends over this period are mainly attributable to the number of civil engine deliveries and the increase in spare parts sales. In particular, the number of CFM56 engines invoiced fell from 750 in 2002 to 702 in 2003 before increasing to 728 in 2004. Conversely, Turbomeca recorded a steady increase in sales over the period, due, in particular, to the volume of activity.

The contributions of the main entities of the Propulsion branch to its sales (before elimination of inter-branch sales) were as follows:

	Year ended December 31,				
	2002	2003		2004	
(in € millions)	Total	Total	Change %	Total	Change %
Snecma Moteurs[(1)]	2,881	2,652	(7.9)	2,960	11.6
Snecma Propulsion Solide[(2)]	297	301	1.4	274	(9)
Snecma Services[(3)]	426	380	(10.8)	413	8.7
Turbomeca[(4)]	601	641	6.7	667	4.1
Techspace Aero[(5)]	96	113	17.7	124	9.7
Microturbo	61	75	23.0	85	13.3
Propulsion total	4,362	4,162	(4.6)	4,523	8.7

(1) Snecma Moteurs' contribution to sales includes the contributions of CFM International Inc. and S.A., SES and Snecma S.A.

(2) Snecma Propulsion Solide's contribution to sales (company spun-off in 2002) includes the contribution of Europropulsion.

(3) Snecma Services' contribution to sales includes the contributions of Snecma Services and SSB.

(4) Turbomeca's contribution to sales includes the contribution of TM USA and, from 2004, the contribution of TM Africa.

(5) Including Cenco from 2004.

In the civil aviation sector, the different CFM56 engine-related activities represented the majority of Snecma Moteurs sales in 2002, 2003 and 2004. Snecma Moteurs' sales trends were therefore primarily influenced by the

number of these engines and related spare parts sold over the period. The contribution of each of Snecma Moteurs'[(1)] three divisions to total sales over the three-year period before elimination of inter-branch sales was as follows:

	Year ended December 31,		
	2002	2003	2004
Civil aviation	71%	72%	71%
Military	17%	20%	20%
Space	12%	8%	9%
Total	100%	100%	100%

(1) As defined in the above table (contributions of the main entities of the Propulsion branch to sales).

The increase in 2003 in the contribution of military sales reflects, in addition to the decrease in civil aviation sales, the delivery of jet engines for Mirage 2000 combat aircraft sold abroad.

The increase in 2004 sales (up 11.6%) was due to a rise in the number of civil engines delivered (first GE90-115K deliveries) and replacement part sales. Space engine activities also increased as did military engine activities, with the escalation of the M88 more than offsetting the fall in M53 deliveries.

The decline in Snecma Services' sales in 2003 was due to the €26 million decrease in Snecma Services Brussels' sales and the particularly steep decline in GE90 engine repairs in 2002. Sales growth in 2004 was primarily due to an increase in civil aviation activities, notably concerning CFM flight-hour based contracts and GE90 engines.

Turbomeca's increased contribution to Propulsion branch sales in 2004 followed the entry into the scope of consolidation of Turbomeca Africa. In addition, the increase in production-standard helicopter engine deliveries offset the fall in replacement part sales.

Equipment branch

Equipment branch sales increased 3.8% in 2003 from €2,427 million to €2,520 million, followed by a further increase of 4.3% in 2004 to €2,628 million. On a constant foreign exchange and hedging basis, Equipment branch sales would have increased by 8.0% in 2003 and 3.4% in 2004. The rise in sales in 2004 was primarily due to the entry into the scope of consolidation of new companies, notably within Labinal (Teuchos and Labinal GmbH). Conversely, Hurel-Hispano recorded a drop in full nacelle deliveries for the A340-500/600 program, which had enjoyed a particularly high level of deliveries in 2003.

The contributions of the main entities of the Equipment branch to its sales (before elimination of inter-branch sales) were as follows:

	Year ended December 31,				
	2002	2003		2004	
(in € millions)	Total	Total	Change %	Total	Change %
Messier-Dowty	590	563	(4.6)	577	2.5
Messier-Bugatti	336	342	1.8	368	7.6
Messier Services	166	138	(16.9)	139	0.7
Hurel-Hispano	470	593	26.2	519	(12.5)
Hispano-Suiza	272	258	(5.1)	344	33.3
Labinal[(1)]	276	326	18.1	410	25.8
Cinch[(2)]	128	109	(14.8)	78	(28.4)
Globe Motors	137	141	2.9	138	(2.1)
Other[(3)]	52	50	(3.8)	55	10.0
Equipment total	2,427	2,520	3.8	2,628	4.3

(1) Including Labinal Corinth from June 2003 and Teuchos and Labinal GmbH from January 2004.

(2) Sale of Cinch S.A. activities on March 31, 2004.

(3) Notably includes Technofan and Sofrance.

Sales before and after elimination of inter-branch sales were as follows:

	Year ended December 31, 2004	
	Sales before elimination of inter-branch sales	Sales after elimination of inter-branch sales
Propulsion branch		
Snecma Moteurs[(1)]	2,960	2,947
Snecma Propulsion Solide	274	273
Snecma Services	413	412
Turbomeca	667	666
Techspace Aero	124	121
Microturbo	85	85
Propulsion branch total	4,523	4,504
Equipment branch		
Messier-Dowty	577	577
Messier-Bugatti	368	366
Messier Services	139	139
Hurel-Hispano	519	494
Hispano-Suiza	344	67
Labinal	410	396
Cinch	78	78
Globe	138	138
Other	55	53
Equipment branch total	2,628	2,308
Total	7,151	6,812

(1) Includes Snecma S.A. sales of €4 million before and after elimination of inter-branch sales (€5 million in 2003).

5.1.5.2 Operating expenses

Group operating expenses, excluding taxes and net charges to depreciation, amortization and provisions, totaled €5,809 million for the year ended December 31, 2002, compared to €5,644 million for the year ended December 31, 2003 and €6,110 for the year ended December 31, 2004, representing a decrease of 2.8% between 2002 and 2003 and an increase of 8.3% between 2003 and 2004.

Cost of sales fell 5.4% between 2002 and 2003 from €3,787 million to €3,582 million, before increasing to €3,867 million in 2004. The increase in 2004 is consistent with the increase in production activities during the year.

Personnel costs increased 3% between 2002 and 2003 and a further 7% in 2004, from €1,929 million in 2002 to €1,987 million in 2003 and €2,131 million in 2004. The slight increase in 2003 was due to the inclusion of Labinal Corinth in the scope of consolidation and salary increases. The increase in 2004 was due to entries into the scope of consolidation, which generated a 3.4% increase in the average workforce (35,451 employees in 2004), salary increases (cumulative impact) and the recording of accrued expenses in respect of the CASA/CATS early retirement plans (see Chapter 4).

Net charges to depreciation, amortization and provisions increased 16.9% between 2002 and 2003 and 2.2% between 2003 and 2004, rising from €272 million in 2002 to €318 million in 2003 and €325 million in 2004. Net charges to depreciation and amortization remained stable over the period 2002-2004, while changes in net charges to provisions, which increased from €34 million in 2002 to €79 million in 2003 before falling back to €70 million in 2004, was attributable to an increase in services provided under flight-hour based maintenance contracts.

Taxes other than income tax decreased from €155 million in 2002, to €142 million in 2003, before increasing to €147 million in 2004. These taxes mainly comprised the business tax charge, which is not directly linked to Group activity levels.

Research, technology, development and production engineering expenses (RTDE), which are allocated between different operating expense line items, remained stable between 2002 and 2003 before increasing 7.8% in 2004, falling from €1,124 million in 2002 to €1,112 million in 2003 and rising to €1,199 in 2004. Such expenses represented 17.3% of sales in 2002 and 2003 and 17.6% in 2004. These expenses were internally financed in the

amount of €622 million in 2002, €530 million in 2003 and €600 million in 2004. The Group's research and development policy is described in section 4.6.

5.1.5.3 Net operating income

After a slight increase of 2.1% between 2002 (€466 million) and 2003 (€476 million), net operating income reported growth of 7.4% in 2004 (€511 million). Group net operating income represented 7.2%, 7.4% and 7.5% of sales in 2002, 2003 and 2004, respectively.

Changes in the dollar hedge rate and foreign exchange rates had a negative impact on 2004 net operating income of €53 million, compared to a positive impact of €35 million in 2003.

The slight increase in net operating income in 2003 was due to significant growth in the Equipment branch's net operating income, which was partially offset by a decrease in the net operating income of the Propulsion branch. The main factors that impacted net operating income at Group level included a drop in RTDE costs expensed (€92 million) and in restructuring costs (€82 million).

Sales growth and productivity gains enabled a 7.4% improvement in net operating income in 2004 to €511 million. Contrary to 2003, this was achieved despite a negative foreign exchange rate impact and an increase in RTDE costs expensed (+€70 million), which primarily affected the Equipment branch, currently involved in a number of major programs.

Net operating income by branch for 2002, 2003 and 2004 was as follows:

	Year ended December 31,				
	2002	2003		2004	
(in € millions)	Total	Total	%	Total	%
Propulsion	311	289	60.7	384	75.1
Equipment	159	198	41.6	167	32.7
Total before inter-branch eliminations	470	487	102.3	551	107.8
Other and eliminations	(4)	(11)	(2.3)	(40)	(7.8)
Total	466	476	100.0	511	100.0

Propulsion branch consolidated net operating income represented 7.1%, 6.9% and 8.5% of sales (before inter-branch eliminations) in 2002, 2003 and 2004, respectively. Equipment branch consolidated net operating income represented 6.6%, 7.9% and 6.4% of sales (before inter-branch eliminations) in 2002, 2003 and 2004, respectively.

In 2003, the consolidated net operating income of the Propulsion branch decreased approximately 7.1%, while Equipment branch consolidated net operating income rose 24.5%. The decrease in Propulsion branch net operating income followed the change in sales over the period and was also due to provisions recorded in respect of the CASA/CATS early retirement plans (see section 4.9.2.1). The marked increase in Equipment branch net operating income in 2003 was due to the development of the Hurel-Hispano full nacelle activity, which generated an increase in sales and improved Hurel-Hispano's margin.

In 2004, Propulsion branch consolidated net operating income increased 32.9%, while Equipment branch consolidated net operating income fell back 15.7%. The increase in Propulsion branch net operating income was mainly due to growth in engine and replacement part sales. The drop in Equipment branch net operating income was mainly attributable to the increase in research and development costs.

5.1.5.4 Net financial expense

The net financial expense for the years ended December 31, 2002, 2003 and 2004 amounted to €41 million, €58 million and €46 million, respectively. The increase in 2003 is attributable to an impairment provision of €21 million recorded in respect of Arianespace securities. In 2004, the net financial expense included an impairment provision of €29 million in respect of SMA securities.

5.1.5.5 Non-recurring items

The Group recorded a non-recurring loss of €169 million in 2002 and €48 million in each of 2003 and 2004. In 2003, the financial guarantees had little impact on non-recurring items (provision reversals of €35 million and charges of €35 million), with the change due to a series of charges arising from restructurings and the impairment

of assets of various Group companies, primarily concerning former Labinal sites (€19 million). In 2004, charges included listing expenses of €19 million and company contributions of €10 million.

5.1.5.6 Income tax

After an increase in the tax charge between 2002 and 2003 from €92 million to €140 million, the tax charge decreased to €127 million in 2004. The effective tax rate increased from 35.9% in 2002 to 37.9% in 2003 and fell to 30.5% in 2004. This rate includes the favorable impact of the new volume-based research tax credit.

5.1.5.7 Share in income of equity affiliates

The share in income of equity affiliates is stable and totaled €3 million in each of 2002, 2003 and 2004.

5.1.5.8 Goodwill and amortization

Goodwill amortization remained unchanged over the period, totaling €48 million in 2002, 2003 and 2004. The amortization charge comprises €12 million in respect of Messier-Dowty, €7 million in respect of Hurel-Hispano and €29 million in respect of all Labinal group companies.

5.1.5.9 Minority interests

Minority interests decreased from €11 million in 2002 to €3 million in 2003, before returning to €11 million in 2004. These changes were primarily due to fluctuations in Techspace Aero's results.

5.1.5.10 Net income

Net income (Group share) increased from €106 million in 2002 to €182 million in 2003 and €234 million in 2004. Net income (Group share) represented 1.6% of 2002 sales, 2.8% of 2003 sales and 3.4% of 2004 sales.

5.1.6 Order backlog

Snecma records firm orders for engines, equipment or spare parts and, in certain cases, future orders for engines and equipment related to engines in the order backlog. As such, in respect of CFM56 engines and nacelles, orders may be entered in the order backlog several weeks before receiving the final order, but after the aircraft manufacturer has announced it. However, this advanced recognition has no significant impact since, in both cases, this difference represents only a few weeks compared to more than three years for the order of the corresponding equipment. From now on, Group services are also recorded; the net impact of this change in 2003 was €2.9 billion. The order backlog represents the amount that remains to be delivered on orders recorded prior to the year-end. It is therefore not possible to accurately predict Snecma activity, sales or income levels in future years based on the order backlog.

As of December 31, 2004, the total order backlog amounted to approximately €13.8 billion, with Propulsion branch orders representing approximately €10.6 billion and Equipment branch orders approximately €3.2 billion. As of December 31, 2003, the total order backlog on a pro forma basis was approximately €12.6 billion, comprising approximately €9.5 billion and €3.1 billion for the Propulsion and Equipment branches, respectively.

5.1.7 Financing

The Group's activities, particularly in the propulsion sector, require considerable investment, especially in research and development. The financing sources for these investments and operating activities are mainly cash flows from operations and changes in working capital requirements.

The Group reduced its recourse to financing in 2003 and 2004, with net indebtedness falling from €590 million in 2002 to €251 million in 2003 before reporting a surplus of €54 million in 2004. As part of the Group's financing policy, confirmed credit lines were set up in 2002 totaling €1,000 million in order to secure access to short-term credit. In addition, the Group negotiated new long-term loans in 2003, totaling €400 million, in order to extend the average maturity of its borrowings. The Group has not draw down any of its confirmed credit lines but drew down €200 million on its long-term borrowings in 2003 and €200 million in 2004.

5.1.7.1 Consolidated cash flows

The main items of the statement of cash flows are as follows:

(in € millions)	Year ended December 31, 2002	2003	2004
Net cash from operations before changes in working capital requirements	637	630	623
Changes in working capital requirements	(270)	50	(3)
Cash flows from operating activities	367	680	620
Cash flows used in investing activities	(580)	(332)	(229)
Cash flows from/(used in) financing activities	227	(82)	61

Cash flows from operating activities increased from €367 million in 2002 to €680 million in 2003 and fell back to €620 million in 2004. The increase in 2003 was due to a decrease in working capital requirements following efforts to reduce inventories and recover receivables. The decrease in 2004 is attributable to stable working capital requirements (increase in inventories and receivables within assets and increase in supplier credit and advance payments received in liabilities).

Cash flows used in investment activities fell from €580 million in 2002 to €332 million in 2003 and €229 million in 2004. 2002 was marked by financial investments involving the acquisition of Aircelle for €63 million and the creation of a second-hand parts company with General Electric for €42 million. Capital expenditure was substantial in 2002 and included, in particular, the purchase of engines to develop the rental activities of the subsidiary, Shannon Engine Support (SES), for a total of €95 million.

Despite the continued high level of capital expenditure, 2004 reported the repayment of airline loans and the sale of Cinch activities in Europe.

Free cash flow (cash flows from operations less net operating investments) amounted to negative €51 million in 2002, and €429 million in 2003 and €296 million in 2004.

Cash flows from/(used in) financing activities were positive in 2002 (€227 million) and 2004 (€61 million) and negative in 2003 (€82 million).

5.1.7.2 Net indebtedness

As a result of cash flows from/(used in) financing activities and the change in cash position, the Group's net indebtedness was as follows:

(in € millions)	As of December 31 2002	2003	2004
Borrowings	(936)	(855)	(1,000)
Marketable securities	203	486	939
Cash and cash equivalents	143	118	115
Net financial indebtedness	(590)	(251)	54

After a year of significant investment in 2002, the reduction in Group indebtedness started in 2003 continued in 2004, resulting in a net positive position at the end of 2004 of €54 million. The ratio of net indebtedness to total shareholders' equity (including minority interests) decreased from 50.5% in 2002 to 19.7% in 2003. The ratio of net indebtedness to shareholders' equity, Group share, decreased from 55% in 2002 to 21.2% in 2003.

This indebtedness does not include amounts received and not yet repaid on repayable advances. As of December 31, 2004, repayable advances recorded in liabilities totaled €430 million. The amount actually repaid will depend on the commercial success of the relevant programs and sales activity. The liabilities amount is calculated assuming reasonable delivery levels up to 2023 using a discount rate of 5.5%.

5.1.8 Currency risk exposure

Most of the Group's sales are transacted in U.S. dollars, which is practically the sole currency used in the civil aviation sector. Accordingly, the Group had a net excess of dollar revenues over dollar operating expenses of approximately $2.7 billion in 2004 (which breaks down as follows: 2,500 million in $/€, 154 million $/pounds sterling (GBP) and 65 million in $/Canadian dollar (CAD)) compared to approximately $2.51 billion in 2003 (2,300 million in $/€, 145 million $/GBP and 70 million in $/CAD) and approximately $2.38 billion in 2002

(2,180 million in $/€, 149 million $/GBP and 49 million in $/CAD). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a regular income.

The two basic principles of the Group's currency risk management policy are: (i) safeguarding the economic performance of the Group from random dollar fluctuations and (ii) optimizing the quality of hedging whenever possible without jeopardizing the first principle.

The philosophy adopted is primarily one of protection, relying on the purchase of forward currency contracts for the sale of U.S. dollars and put options. For the optimization of future hedging through forward sales, the Group also uses the sale of U.S. dollar call options. Option sales represent anticipated hedging of forward sales. At the date of purchase, the exercise price of call options is always more favorable than that of the last forward sales carried out. Financial instruments hedging exchange risk generated reciprocal obligations of $7.6 billion as of December 31, 2002, $6.7 billion as of December 31, 2003 and $5.6 billion as of December 31, 2004 including:

- $5,419 million in forwards as of December 31, 2004 (of which $5,073 million to hedge $/€ exposure); and
- $150 million in call option sales as of December 31, 2004.

For information purposes, the market value of all such instruments as of December 31, 2004 was €1,497 million.

The Group estimates its net annual €/$ exposure over the period 2005-2009 to be approximately $2.5 to $3.0 billion.

5.1.9 Interest rate risk

The Group manages its interest rate exposure through an equitable balance of fixed and floating rate financial instruments. Where necessary, it may use market hedging instruments such as interest rate swaps and futures. See also sections 5.2.5.3.B.10(d) and 5.2.5.5.A.

As of December 31, 2004, financial assets, all of which are at floating rates, exceeded floating rate financial liabilities. Sensitivity to interest rate fluctuations is, therefore, low.

The average rate of fixed rate financial liabilities as of December 31, 2004 was 3.84%.

	Less than 1 year		Between 1 and 5 years		Beyond 5 years		Total	
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Financial assets*	(85)	(336)	(246)	(182)	(116)	(36)	(446)	(554)
Financial liabilities**	—	1,054	—	—	—	—	—	1,054
Net position	(85)	718	(246)	(182)	(116)	(36)	(446)	500

* Deposits, negotiable debt securities, loans and other borrowings, miscellaneous liabilities, etc.

** Negotiable debt securities, mutual funds, loans and advances, miscellaneous assets, etc.

5.1.10 Other financial commitments

As part of its commercial engine sales campaigns, the Group often participates in the financing packages offered by aircraft manufacturers to the airline companies. This participation may take two forms:

- financial guarantees given by the Group to lending institutions as part of aircraft financing; and
- guarantees covering the value of assets, whereby Snecma grants the customer an option to sell the aircraft at a given date for an agreed price.

These commitments form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to the engine in the financing of aircraft.

Snecma's commitments in terms of financial guarantees are spaced out primarily from 2004 to 2010. The first asset-value guarantees may be exercised in 2006, with the remaining guarantees spread out until 2017.

These guarantees generated risks of $767 million (including $705 million in off-balance sheet items) as of December 31, 2004, compared to $966 million as of December 31, 2003, and $1,030 million as of December 31, 2002. However, these amounts do not reflect the actual risk borne by the Group, as the financial obligations are secured by the value of the underlying assets (the aircraft).

Some of these transactions are subject to reserves calculated by distinguishing between two types of risk:

- triggered risks; and
- non-triggered risks.

Triggered risks:

Triggered risks concern Group commitments for which one of the following events has effectively taken place:

- non-payment of an installment;
- request by the customer for the renegotiation or restructuring of loans or lease installments;
- bankruptcy (Chapter 11 or 7 for U.S. companies or an equivalent procedure in other countries); or
- notification of return of the aircraft under the asset value guarantee.

Non-triggered risks:

A valuation is performed in respect of non-triggered risks, taking into account changes in work-in-progress, airline company default probability based on reports prepared by independent rating agencies, and estimates of future changes in the value of underlying assets.

For both triggered and non-triggered risks, the value of the underlying assets is estimated using either market references or estimates published by independent experts, mainly "The Aircraft Value Reference".

Calculated as such, the net risk representing the outstanding risk after deduction of the value of the underlying assets was estimated at $308 million as of December 31, 2004, $380 million as of December 31, 2003, and $397 million as of December 31, 2002. As of these dates, the net risk was subject to provisions in the amounts of $244 million, $281 million and $304 million, respectively.

5.1.11 Off-balance sheet commitments

The table below presents the Group's off-balance sheet commitments, excluding financial guarantees and forward currency purchases/sales:

	2004
Counter-guarantee market deposits:	—
Transfer of receivables (Dailly transfer forms)	—
Pledges, mortgages and collateral	—
Endorsements and guarantees given	
Employee-related commitments	23
Commitments given to customers (completion warranties, performance bonds)	132
Commitments given to third parties by Snecma on behalf of its subsidiaries	324
Commitments given to customs authorities by Snecma on behalf of its subsidiaries	31
Financial commitments (pledge of financial instruments)	30
Total	540
Other commitments given	
Commitments arising from its role as EIG member	16
Other commitments	29
Total	45
Total commitments given	585

5.1.12 Transition to IAS/IFRS

The Group will prepare its published financial statements in accordance with International Financial Reporting Standards (IFRS) commencing in fiscal year 2005.

The main differences between current Group policies and IFRS are as follows:

- *Development costs: IAS 38.* IAS 38 is expected to lead to increased capitalization of development costs. The Group currently limits the amount that may be capitalized to the gross margin on equipment already ordered by final customers and the spare parts necessary for use. The portion of development

costs in excess of this amount is therefore expensed in the year incurred. By taking into account development costs, without limitation, over a longer period (the business plans of programs currently in the development phase), IAS 38 should lead to an increase in the amounts capitalized.

- *No more straight-line amortization of goodwill: IAS 22.* Positive goodwill is currently recorded in the balance sheet and amortized over a period not exceeding 20 years. Such amortization will no longer be authorized.
- *Property, plant and equipment: IAS 16.* The recognition of longer depreciation periods may generate a positive impact on equity. In addition, the Group will make use of the option permitting the revaluation of real estate assets.
- *Financial instruments: measurement and presentation (IAS 39 and IAS 32).* The Group currently hedges its net forecast cash flows in U.S. dollars against the euro, pound sterling and Canadian dollar. Under IAS 39, the market value of these hedges will be recorded in equity.

Furthermore, the calculation of sales and expenses will be impacted as follows:

- the portion of sales normally hedged by dollar-denominated expenses will be valued at the market exchange rate;
- the remaining sales will be valued using the parity guaranteed by the hedging instruments;
- dollar-denominated expenses will be valued at the market exchange rate; and
- consequently, there will be no resulting impact on net operating income.

5.1.13 Objectives

Based on the hedging of its currency risk, providing Snecma with an exchange rate of €1 to $1.05 for 2005, and assuming a constant Group structure, the Group's economic objectives for 2005 are:

- continued sales growth
- stable operating margin, and
- an increase in net income.

5.2 CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

5.2.1 Consolidated balance sheets as of December 31, 2004, 2003 and 2002

(in € millions)	As of December 31, 2004	2003	2002(*)
ASSETS			
Goodwill	683	731	779
Intangible assets	342	229	166
Tangible assets	1,082	1,101	1,209
Long-term investments	298	390	362
Equity affiliates	16	15	16
Non-current assets	2,421	2,466	2,532
Inventories and work-in-progress	2,063	2,003	2,157
Payments on account	134	142	188
Operating receivables	2,486	2,289	2,486
Deferred tax assets	189	215	200
Other receivables, accrued income and deferred charges	131	154	140
Marketable securities	939	486	203
Cash and cash equivalents	115	118	143
Current assets	6,057	5,407	5,517
Total assets	8,478	7,873	8,049
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	270	270	270
Reserves	844	761	687
Translation differences	(36)	(30)	9
Net income for the year	234	182	106
Shareholders' equity	1,312	1,183	1,072
Minority interests	90	91	96
Reserves for contingencies and losses	1,385	1,341	1,339
Borrowings subject to specific terms and conditions	430	364	328
Borrowings and long-term debt	1,000	855	936
Advances received	1,406	1,373	1,610
Operating payables	2,437	2,260	2,359
Deferred tax liabilities	136	100	47
Other liabilities, accruals and deferred income	282	306	262
Total liabilities	5,691	5,258	5,542
Total liabilities and shareholders' equity	8,478	7,873	8,049

* To improve the presentation of financial information, a certain number of 2002 totals have been transferred to other accounts.

5.2.2 Consolidated statements of income for the years ended December 31, 2004, 2003 and 2002

(in € millions)	2004	2003	2002
Sales	6,812	6,431	6,504
Cost of sales[(1)]	(3,867)	(3,582)	(3,787)
Personnel costs	(2,131)	(1,987)	(1,929)
Duties and taxes other than income tax	(147)	(142)	(155)
Depreciation, amortization & provisions	(325)	(318)	(272)
Other operating revenues and expenses	169	74	105
Net operating income	511	476	466
Net financial expense	(46)	(58)	(41)
Net operating income of consolidated companies	465	418	425
Non-recurring items	(48)	(48)	(169)
Income tax	(127)	(140)	(92)
Net income of consolidated companies	290	230	164
Share in income of equity affiliates	3	3	3
Amortization of goodwill	(48)	(48)	(50)
Consolidated net income	245	185	117
Minority interests	(11)	(3)	(11)
Net income	234	182	106
Earnings per share (in €)	0.88	0.68	0.40
Diluted earnings per share (in €)	0.88	0.68	0.40

(1) Transfer of "Change in inventories and work-in-progress" and "Cost of sales" to "Other operating revenues and expenses" in 2002.

5.2.3 Consolidated statements of changes in shareholders' equity

(in € millions)	Share capital & Addit. paid-in capital	Reserves: Consolidated	Reserves: Other	Translation adjustments	Net income for the year	Total shareholders' equity
As of December 31, 2002	270	(6)	693	9	106	1,072
Dividend distribution	—		(32)			(32)
Appropriation of prior year net income	—		106		(106)	
Net income for the year	—				182	182
Translation adjustments	—			(39)		(39)
Other						
As of December 31, 2003	270	(6)	767	(30)	182	1,183
Dividend distribution			(56)			(56)
Appropriation of prior year net income			182		(182)	
Net income for the year					234	234
Translation adjustments				(6)		(6)
Change in method**			(43)			(43)
As of December 31, 2004	270	(6)	850	(36)	234	1,312

* Primarily due to the translation of foreign company financial statements denominated in U.S. dollars

** Due to the application as of January 1, 2004 of CNC Recommendation 2003-RDI

	Minority interests
As of December 31, 2002	96
Dividend distribution	(6)
Other	(2)
Net income for the year	3
As of December 31, 2003	91
Dividend distribution	(5)
Other	(1)
Net income for the year	11
Change in method	(6)
As of December 31, 2004	90

5.2.4 Consolidated statements of cash flow

(in € millions)	2004	2003	2002
I Cash flow from/(used in) operating activities			
Consolidated net income	234	182	106
Share in income of equity affiliates (net of dividends received)	(1)	(1)	(1)
Revenues and expenses not impacting cash flow			
Depreciation, amortization and provisions	296	394	517
Net (gains)/losses on asset disposals	24	15	4
Investment subsidies recorded in the income statement	(1)	(1)	(1)
Other (including deferred taxes)	60	39	
Minority interests	11	2	12
Net cash from operations before changes in working capital	623	630	637
Net change in inventories and work-in-progress	(27)	125	(74)
Net change in operating payables and receivables	110	(207)	(74)
Net change in income tax receivable and payable (excluding deferred tax)	(51)	89	(132)
Net change in other receivables and payables	(35)	43	10
Changes in working capital	(3)	50	(270)
TOTAL I	620	680	367
II Cash flow from/(used in) investing activities:			
Purchases of tangible and intangible assets; net of proceeds from disposals	(324)	(251)	(418)
Net operating investments	(324)	(251)	(418)
Net purchases of shares in other companies	(9)	(30)	(121)
Proceeds from the sale of shares in other companies	1	1	
Net proceeds on long-term investments	67	(52)	(44)
Disposal of activities	23	—	—
Changes in scope of consolidation	13	—	3
TOTAL II	(229)	(332)	(580)
III Cash flow from/(used in) financing activities:			
Repayments of borrowings and long-term debt	(44)	(158)	(74)
Repayment of repayable advances	(25)	(25)	(17)
New borrowings and long-term debt	223	203	33
Repayable advances received	77	45	68
Change in short-term financing	(108)	(109)	321
Dividends paid to parent company shareholders	(56)	(32)	(97)
Dividends paid to minority interests	(6)	(6)	(7)
TOTAL III	61	(82)	227
IV Effect of changes in exchange rates:			
TOTAL IV	(2)	(8)	(9)
Increase/(decrease) in cash and cash equivalents: I+II+III+IV	450	258	5
Opening cash and cash equivalents	604	346	341
Closing cash and cash equivalents	1,054	604	346
Increase/(decrease) in cash and cash equivalents	450	258	5

5.2.5 Notes to the consolidated financial statements

Following the decision by the French government to open up Snecma share capital to private investment, the Snecma share was listed on the Euronext Paris *Premier Marché* on June 18, 2004. Approximately 35% of the share capital was floated on the market via an Open Price Offer (private individual investors), an Underwritten Global Placement (institutional investors) and an offer reserved for employees (3.5% of share capital). The total cost of these operations, including the Group contribution to the employee share ownership plan, is recorded in non-recurring expenses for €29 million.

The merger of the Snecma and Sagem groups was announced on October 29, 2004. This merger will result in the acquisition of Snecma Group by Sagem Group, via a public offer for cash and shares, followed by the merger of the two groups. These operations will be carried out during the first half of 2005 and, as such, the 2004 financial statements do not include the impact of this proposed merger.

5.2.5.1 Accounting policies

The consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with legal and regulatory requirements applicable in France, according to CRC Regulation No. 99-02, approved by the French Accounting Regulation Committee (*Comité de Réglementation Comptable*) on April 29, 1999. Snecma Group applies all preferred methods.

In the fiscal year beginning January 1, 2004, Snecma adopted CRC Recommendation No.2003-R.01 of April 1, 2003 regarding the valuation of and accounting for retirement commitments and similar benefits.(see Section 5.2.5.1.B.13) Previously, Snecma fully provided retirement commitments in France, but using different valuation methods.

In addition, coverage shortfalls in respect of retirement commitments abroad were recorded in off-balance sheet commitments.

The impact on opening balances of this change in method was offset directly against shareholders' equity in accordance with accounting regulations. This resulted in a €43 million reduction in Group shareholders' equity and a €6 million reduction in minority interest following the recognition of actuarial differences as of December 31, 2003, the application of valuation methods in accordance with recommendations and the recording on the balance sheet of net commitments in respect of foreign pension funds.

A. Consolidation methods

1) ***Consolidation criteria***

Companies over which Snecma exercises permanent *de facto* or *de jure* control, and whose contribution to sales (over a minimum €15 million), to operating results, to net income or to total assets represents a material share of the consolidated amounts, are fully consolidated.

Companies that are jointly controlled by Snecma and another group are proportionally consolidated when their consolidated sales exceed €15 million. However, companies which, after the elimination of inter-company transactions, are not sufficiently material to be accounted for under the proportional consolidation method are accounted for under the equity method.

Companies over which Snecma exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Companies which meet the above criteria, but which are not intended to be held on a long-term basis from the date of acquisition, are not consolidated. These investments are recorded at their acquisition cost, minus any impairment in value, if necessary.

Companies over which the Group no longer exercises significant influence are removed from the scope of consolidation and recorded at the lower of cost or fair value at the date of deconsolidation.

In accordance with the Financial Security Act, entities in which the Group does not own capital but bears the majority of risks, are fully consolidated.

2) ***Accounting period***

Companies are consolidated using the financial statements or balance sheets for the period ended December 31, 2004.

3) *Effective date of acquisitions and disposals*

A company effectively enters into the scope of consolidation at either:

- the date on which the shares are acquired or the date from which control or significant influence is exercised if the acquisition takes place in several stages; or
- the date specified in the purchase agreement if the dates of transfer of control and transfer of shares are different.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution or in the event of stringent, long-term restrictions that substantially limit control or influence, or the possibility of transferring cash and cash equivalents to other Group companies, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

4) *Translation of foreign company financial statements*

The financial statements of foreign subsidiaries are translated into euro as follows:

- assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year; and
- exchange rate gains or losses resulting from differences between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation adjustments in consolidated shareholders' equity.

5) *Inter-company transactions*

All material transactions between fully or proportionally consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net income, transactions between fully and proportionally consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionally consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or as a direct extension of the business of its various shareholders.

B. Valuation methods and rules

1) *Goodwill*

Fair value adjustments resulting from consolidation measured at the date of acquisition of an interest in a company — defined as the difference between the acquisition cost (including expenses), and the value of the Group's percentage interest in the equity of that company estimated as of the acquisition date — are allocated to the assets acquired and liabilities assumed based on expert valuations of these fair values.

In accordance with applicable law, this allocation of fair value adjustments becomes definitive one year after the acquisition date.

Positive goodwill is recorded in the balance sheet under "Goodwill'

The companies owned by the Group are industrial companies for which it has not set a maximum investment period. The objectives and forecasts of these companies demonstrate their long-term profitability. The Group applies the maximum amortization period authorized by regulations of 20 years.

An annual review of the present value of goodwill is performed should events or circumstances indicate that an impairment loss may have occurred. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, *etc.*) or the Group's assumptions or objectives (mid-term plan, market shares, order backlog, regulations, disputes and litigations, *etc.*).

As of December 31, 2004, the Group had not recognized any impairment losses.

Negative goodwill is recorded in the balance sheet under reserves for contingencies and losses as "Negative goodwill" and is released to the income statement to offset losses or to cover any unallocated expenses or capital losses forecast at the time of acquisition and recorded in the income statement.

2) *Research and development costs*

Research costs are expensed as incurred during the year.

Development costs are accounted for in accordance with the following rules:

- tools, including research studies involving tools, are capitalized in tangible assets and depreciated over six years and eight months from the date of first use;
- industrialization studies are recorded in deferred charges and amortized to income over 5 years

Other development costs are capitalized if all of the following conditions are met:

- the product or process is clearly identified and the attributable costs can be distinguished and reliably measured;
- the technical feasibility of the product or process can be demonstrated;
- the company intends to produce and market or use the product or process;
- the existence of a market for the product or process can be demonstrated (or its usefulness for the Group in the case of internal use); and
- adequate resources exist to complete, market or use the product or process.

In addition, development costs capitalized cannot exceed the expected profitability of the program.

The amount which may be capitalized is equal to the gross margin on equipment already ordered by final customers, excluding options, and the spare parts necessary for use. Development costs in excess of this amount are expensed in the year incurred.

Following the commissioning of a program, additional development costs may no longer be capitalized.

Capitalized costs are recorded in intangible assets and amortized on a straight-line basis over 10 years from the month of certification of the aircraft concerned by the development.

When the financing of development costs is explicitly provided for in the sales price of mass produced equipment, the expensing of these costs is deferred and booked in inventories until realization of the corresponding sales.

3) *Repayable advances*

The Group has received public financing for the development of aeronautical projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines and equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Until December 31, 2001, repayable advances were recorded in Snecma's consolidated financial statements in full as income on receipt, and in expenses on repayment. In addition, the present value of probable future repayments was recorded in off-balance sheet commitments.

It was decided to adopt a new accounting method with effect from January 1, 2002, under which advances are treated as sources of financing and not as operating income. The impact of this change in accounting method, which allows a better presentation of the Group's financial position, was recorded in consolidated shareholders' equity (net of the deferred tax impact) as of January 1, 2002.

In order to present a fair view of this debt, essentially corresponding to advances received between 1988 and 1996, special treatment was adopted on the date of change in method, justified by the debt's long-term maturity. Taking into account the expected duration of the corresponding programs, the debt was estimated based on total repayments due up to 2022, discounted at a rate of 5.5%.

The nominal value of these advances as of January 1, 2002 was €734 million.

Repayable advances are now recorded in "Borrowings subject to specific terms and conditions".

In addition, the Group records an annual discounting reversal in respect of the advances received prior to January 1, 2002, which are recorded in borrowings at the discounted present value of probable future repayments.

4) *Intangible assets*

Intangible assets (other than goodwill and development costs) consist mainly of software, amortized over an estimated useful life of 1 to 5 years, and purchased goodwill amortized over a period not exceeding 20 years.

5) **Tangible assets**

a) *Finance lease agreements*

Tangible assets acquired under finance leases are recorded in the balance sheet at market value on the date that the agreement is signed. They are depreciated according to the methods described below, when it is highly likely that the company will acquire the asset upon the termination of the agreement. The debt corresponding to the related finance lease is recorded as a liability on the balance sheet.

Any capital gains generated by lease-back transactions are cancelled, i.e. the fixed asset remains recorded at its initial value and the original depreciation schedule is continued.

b) *Other tangible assets*

Tangible assets are recorded in the balance sheet at acquisition cost (including additional expenses) or production cost, excluding financial expenses.

Depreciable and non-depreciable tangible assets acquired in France prior to December 31, 1976 were subject to statutory revaluation, the impact of which has remained in the balance sheet. Depreciation is calculated using the straight-line method over the estimated useful lives of the tangible assets as follows:

Buildings	20 years
Building fixtures, fittings and improvements	10 years
Engines rented out	12 years
Technical facilities	10 years
Equipment and tooling	6 years and 8 months
Other	3 to 4 years

The per component approach was not adopted for 2004. Provisions for major repairs were recorded when necessary.

6) *Investment subsidies*

Investment subsidies are recorded under "accruals and deferred income" and taken to operating income in accordance with the underlying asset's depreciation schedule.

7) *Long-term investments*

Shares in non-consolidated companies are stated at acquisition cost or adjusted value (*valeur réévaluée*), if necessary.

Impairment provisions are determined by comparing the net book value of the investment to the value in use (*valeur d'utilité*) of the shares. Value in use is determined by taking into account the future profitability of the company, the commercial prospects that the investment offers the Group and the Group's share in the net worth of the company.

Provisions are recorded for loans and other long-term investments if recovery is uncertain.

8) *Inventories and work-in-progress*

Inventories and work-in-progress are valued using the weighted average cost method. They are stated at acquisition cost, including additional expenses, or production cost excluding financial expenses, research and development costs, general, administrative and distribution costs and idle capacity costs.

Provisions for impairment are recorded when the cost is higher than the net realizable value, taking into account the market price, sales prospects and risks of obsolescence compared to objective inventory levels.

9) ***Receivables, payables, and translation of foreign currency-denominated transactions***

Trade accounts receivable and payable are stated at nominal value. If there is a risk of non-recovery, an impairment reserve is recorded.

Hedged trade accounts receivable or payable are translated at the corresponding foreign exchange hedging rate of the following fiscal year. Where this is not the case, they are stated at the closing exchange rate. Unrealized exchange gains and losses are recorded under financial income/(expense).

10) *Marketable securities*

Marketable securities are recorded on the balance sheet at the lower of acquisition cost or market value. For securities of listed companies, market value is determined using last month average stock market prices. Securities of unlisted companies are determined using probable trading values.

11) *Treasury shares*

Parent company shares held on a long-term basis by consolidated companies are deducted from consolidated shareholders' equity at their acquisition price. Gains or losses generated on the sale of such securities are recorded directly in consolidated reserves.

12) ***Reserves for contingencies and losses***

a) Reserves for losses to completion

Orders that could result in the recording of reserves for losses to completion are recorded in the Order Backlog as of December 31, *i.e.* orders for which a contract has been signed by the Group or its industrial partners.

In order to evaluate the amount of any reserve required to cover losses on received orders, the Group analyzes the overall profitability of the programs concerned. When net losses in the backlog are identified, the Group refines its analyses by verifying whether future sales estimates for associated replacements, determined based on reasonable assumptions, are sufficient to offset the initial negative margin. Flows used in this analysis are discounted to take account of the time period involved.

Probable losses are subject to reserves for the write-down of work-in-progress in the case of completed production and contingency reserves in the case of work to be completed. These losses are determined based on regular updates of projected income on completion.

b) Reserves for financial guarantees on sales

As part of its commercial engine sales campaigns, the Group grants two types of guarantee to its customers:

- financial guarantees whereby Snecma provides a guarantee to the lending institution which finances its customer; or
- guarantees covering the value of assets, whereby Snecma grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments given by Snecma together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to the engine in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which as of December 31, 2004 does not reflect the net risk to which Snecma is effectively exposed. In effect, our commitments are counter-guaranteed by the value of the underlying assets, that is the value of the aircraft pledged.

Contingency reserves are recorded in respect of the guarantees, distinguishing between two types of risk:

Triggered risks:

These comprise commitments guaranteed by Snecma in respect of which one of the following events has effectively taken place:

- non-payment of an installment;
- request by the customer for the renegotiation or restructuring of loans or lease installments;
- bankruptcy (notably Chapter 11 or 7 bankruptcy proceedings for U.S. companies or an equivalent procedure in other countries); or
- notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on Snecma's gross commitment, net of the value of the pledged assets. As triggered risks, they are valued using the average hedge rate.

Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings. These risks are valued at the year-end closing rate.

c) *Reserves for performance warranties*

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Contingency reserves are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to two years. They are calculated based on either technical files or statistics relating to, in particular, the return of parts covered by warranty.

13) ***Retirement plans and related benefits***

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

- In France, reserves are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.
- Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement.

Assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Reserves are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to income.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

An actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

14) ***Financial instruments***

Due to the volume of U.S. dollar transactions in the aeronautical industry, the Group manages its overall foreign currency risk by hedging its projected operating cash flows net of expenses in the same currency with futures and options.

Premiums paid or received on options are recorded in the balance sheet under "Other operating receivables" and "Other operating payables" and are only taken to the income statement upon maturity or when the option is called.

Hedged foreign currency-denominated sales and purchases are recorded at the average hedge rate for the year.

15) ***Off-balance sheet commitments***

a) Financial guarantees

The current financial guarantees described in section 1.B.12.b above are recorded at gross value as commitments given by the Group, and contingency reserves may be recorded.

b) Bills discounted but not yet due

Bills discounted but not yet due are recorded in off-balance sheet commitments.

16) ***Sales***

a) Production

Sales are recorded when ownership of property is transferred.

b) Multi-year research contracts

Sales generated by long-term research contracts are recorded according to the percentage of completion method. The amount recognized is based on the terms and conditions of the contract and the cost of the work completed, compared to the total cost of the work to be performed under the contracts.

Losses to completion with respect to current contracts are provided as soon as they are foreseeable.

c) Other multi-year contracts

Sales are recorded according to the percentage of completion method. Progress is generally determined based on events provided contractually (mainly flight hours). Depending on the characteristics of the contract and the fleet concerned, an average margin is provided for in the contract. Using this margin rate the costs to be expensed in respect of sales are calculated. Where the costs calculated are less than costs incurred to date, the temporarily excess costs are recorded in inventory and work-in-progress. Where the costs calculated exceed costs incurred to date, the difference is recorded as a reserve for future services to be rendered.

17) ***Non-recurring items***

Non-recurring items relate to events and transactions outside the ordinary activities of the company and which, by nature, are neither frequent nor regular (*e.g.* site closures).

18) ***Deferred tax***

The deferred tax position of each entity or group is determined on the basis of temporary differences between financial and tax reporting.

Deferred tax balances are not discounted.

For each company or tax group, deferred tax assets and liabilities are compared by reversal date: net deferred tax liability balances are automatically recognized and net deferred tax asset balances are recognized only if it is likely that the company will utilize them as a result of expected taxable income forecast within a maximum period of five years.

19) ***Procedure for calculating earnings per share***

Earnings per share is calculated by dividing Consolidated net income after minority interests by the average number of shares outstanding during the year. The average number of shares outstanding for the year and in

previous years excludes treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

Earnings per share after dilution is calculated by dividing consolidated net income after minority interests by the total number of shares issued or to be issued at the year-end. This number is used to calculate the maximum possible dilution, including all dilutive instruments outstanding, whatever the maturity and excluding anti-dilutive instruments and treasury shares.

20) *Statements of cash flow*

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net income or loss.

The heading "Effect of changes in exchange rates" presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities. Changes in loans to and liabilities due from non-consolidated subsidiaries and changes in bank financing are shown under financing activities.

C. Scope of consolidation

1) *Changes in the scope of consolidation*

In 2004, the scope of the Snecma Group was modified as a result of the following transactions:

- entry into the scope of consolidation of the German company Labinal GmbH, responsible for the commercialization of aeronautical equipment, following the crossing of the external sales threshold in 2004. The company is fully consolidated,
- creation of Techspace Aero Inc. by Techspace Aero, which purchased Cenco in July 2003 for $5.1 million. Cenco is a design office which outsources all test bench production, construction, and assembly tasks. It is wholly owned. Goodwill calculated following the acquisition totaled $0.7 million and was amortized in full during the year as immaterial.
- entry into the scope of consolidation of the South-African company Turbomeca Africa Pty Ltd, a 51% subsidiary of Turbomeca since its creation by Debel in 2002. This company manufactures engine components and repairs engines and equipment. No goodwill was recognized in respect of this company.
- entry into the scope of consolidation of the Teuchos Group, purchased by Labinal in 2001 (97.49% subsidiary). This group comprises four companies:
  - Teuchos Holding
  - Teuchos Exploitation
  - Teuchos SAS
  - B2T Technologies

Accumulated losses since creation total €7.2 million (accumulated losses of €5.8 million plus a €1.4 million reserve for minority interests in the interests of prudence). The goodwill recognized of €6.9 million was amortized in full due to the level of losses incurred.

These amounts were provided in the 2003 Snecma consolidated financial statements.

The above operations impacted the consolidated financial statements as follows:

	01/01/2004				
(in € millions)	Labinal GmbH	Cenco	Teuchos	Turbomeca Africa Pty Ltd	TOTAL
Non-current assets	1.2	(1.7)	0.8	(1.2)	(0.9)
Total assets	4.3	1.6	23.4	24.2	53.5
Net financial position(1)	2.7	0.8	(11.4)	(5.8)	(13.7)

(1) marketable securities + cash and cash equivalents – borrowings and long-term debt

2) *Non-affiliated companies*

In 2004, off-balance sheet commitments arising from sales financing (described in sections 5.2.5.1-B-12-b and 5.2.5.5-D) were partially borne by one entity for which the Group bears most of the risks. These risks are included in the reserves for financial guarantees described in this note. In accordance with new regulations requiring the consolidation of these companies, the latter was included in the Group scope of consolidation in 2004. This company leases aeronautic equipment.

The consolidation of this company impacted the consolidated financial statements as follows:

(in € millions)	01/01/2004 Laura Leasing
Non-current assets	42
Total assets	46
Net financial position	(60)

3) *Consolidated companies*

Company name, Form, Registered Business Address	Siren N° or country	2004 Method	2004 % interest	2004 % control	2003 Method	2003 % interest	2003 % control
Snecma SA				Parent Company			
Direct Snecma subsidiaries							
Snecma Moteurs SA — 75015 Paris	414 815 217	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza SA — 92707 Colombes	692 015 217	FC	100.0	100.0	FC	100.0	100.0
Hurel-Hispano (ex-HSA) — Gonfreville l'Orcher — 76700 Harfleur	352 050 512	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero — B4041 Milmort	Belgium	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche SA — 75015 Paris	542 028 154	FC	100.0	100.0	FC	100.0	100.0
Snecma Propulsion Solide — 33187 Le Haillan	434 021 028	FC	100.0	100.0	FC	100.0	100.0
Labinal (ex-Canalab) SA — 78180 Montigny-le-Bretonneux	301 501 391	FC	100.0	100.0	FC	100.0	100.0
Snecma USA Inc. (ex-Labinal Inc.) — Wilmington/ Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA — 64510 Bordes	338 481 955	FC	99.9	100.0	FC	99.9	100.0
Connecteurs Cinch SA — 75015 Paris	572 046 670	FC	100.0	100.0	FC	100.0	100.0
Technofan SA — 31700 Blagnac	710 802 547	FC	61.37	100.0	FC	61.37	100.0
Sofrance SA — 87800 Nexon	757 502 240	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti SA — 78141 Velizy	712 019 538	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd — Gloucester	UK	FC	100.0	100.0	FC	100.0	100.0
Laura Leasing	UK	FC	100.0	100.0	NC	—	—
Europropulsion SA — 92150 Suresnes	388 250 797	PC	50.0	50.0	PC	50.0	50.0
SEM MB SA — 95815 Argenteuil	592 027 312	EQ	50.0	50.0	EQ	50.0	50.0
Snecma Moteurs subsidiaries							
Snecma Services SA — 75015 Paris	562 056 408	FC	100.0	100.0	FC	100.0	100.0
CFM International SA — 75105 Paris	302 527 700	PC	49.9	49.9	PC	49.9	49.9
CFM International Inc. — City of Dover, Co Kent — Delaware 19901	USA	PC	50.0	50.0	PC	50.0	50.0
Snecma Services subsidiary							
Snecma Services Participations SA — 75015 Paris	414 815 399	FC	100.0	100.0	FC	100.0	100.0
Snecma Services Participations subsidiary							
Snecma Services Brussels — 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	FC	100.0	100.0
CFM International Inc. subsidiary							
Shannon Engine Support Ltd — Shannon, Co Clare	Ireland	PC	50.0	50.0	PC	50.0	50.0
Hurel-Hispano subsidiary							
Hurel-Hispano UK Ltd — Burnley Lancashire	UK	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero subsidiary							
Techspace Aero Inc. — Cincinnati, Ohio 45246	USA	FC	51.0	100.0	NC	—	—
Techspace Aero Inc. subsidiary							
Cenco Inc. — Minnesota 55112	USA	FC	51.0	100.0	NC	—	—
Etablissements Vallaroche subsidiary							
Soreval — L2633 Senningerberg	Luxembourg	FC	100.0	100.0	FC	100.0	100.0
Labinal subsidiary							
Labinal Gmbh — 21129 Hambourg	Germany	FC	100.0	100.0	NC	—	—
Teuchos Holding — 78990 Elancourt	352 876 197	FC	97.5	100.0	NC	—	—

Company name, Form, Registered Business Address	Siren N° or country	2004 Method	2004 % interest	2004 % control	2003 Method	2003 % interest	2003 % control
Snecma SA			Parent Company				
Teuchos Holding subsidiaries							
B2T Technologies — 31300 Toulouse	424 327 914	FC	49.7	100.0	NC	—	—
Teuchos Exploitation — 78990 Elancourt	353 054 505	FC	97.5	100.0	NC	—	—
Teuchos — 31300 Toulouse	382 849 990	FC	97.5	100.0	NC	—	
Snecma USA Inc. (formerly Labinal Inc.) subsidiaries							
Labinal Inc. (ex-LADS Inc.) — Wilmington/ Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti Systems Inc. — Wilmington/ Delaware 19808	USA	FC	100.0	100.0	NC	—	—
Cinch Connectors Inc. — Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. — Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV (ex-Aerotec) — Chihuahua	Mexico	FC	100.0	100.0	FC	100.0	100.0
Labinal Corinth Inc. — Corinth/Texas 76210	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca USA Inc. (ex-TEC) — Wilmington/ Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. subsidiary							
Globe Motors Portugal — Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA subsidiary							
Microturbo SA — 31200 Toulouse	630 800 084	FC	99.9	100.0	FC	99.9	100.0
Turbomeca Africa Pty Ltd — Bonaero Park 1622	South Africa	FC	51.0	100.0	NC	—	—
Messier-Bugatti subsidiary							
A-Carb LLC Walton — Kentucky 41094	USA	FC	100.0	100.0	FC	100.0	100.0
S-Pro Pte Ltd — Singapore 508956	Singapore	EQ	50.0	50.0	EQ	50.0	50.0
Messier-Dowty International Ltd subsidiary							
Messier-Dowty SA — 78142 Velizy	552 118 846	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Ltd — Gloucester GL2QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Inc. — Ajax Ontario	Canada	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International — 78140 Velizy	434 020 996	FC	100.0	100.0	FC	100.0	100.0
Messier Services International subsidiaries							
Messier Services SA — 78140 Velizy	439 019 485	FC	100.0	100.0	FC	100.0	100.0
Messier Services Inc. — Sterling Virginia 20166-8914	USA	FC	100.0	100.0	FC	100.0	100.0
Messier Services Pte Ltd — Singapore 508985	Singapore	FC	100.0	100.0	FC	100.0	100.0
Messier Services Ltd — Gloucester GL29QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier Services International investment							
Hydrep — 35800 Saint-Lunaire	381 211 184	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Inc. investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd — Singapore 508985	Singapore	FC	60.0	100.0	FC	60.0	100.0

FC: full consolidation
PC: proportional consolidation
EQ: equity affiliate
NC: not consolidated

4) *Main companies not included in the scope of consolidation*

(in € millions)	% control	Shareholders' equity after appropriation of 2004 net income	2004 net income	NBV as of Dec. 31, 2004
Snecmasat	100.00	0.20	—	—
Sichuan Snecma Aero-Engine Maintenance***	52.70	(2.4)	(5.8)	—
Snecma Morocco Engine Services SAS***	51.00	1.6	(2.6)	0.2
International Compressor Technologies SAS***	50.00	(1.3)	(0.8)	—
Turbomeca do Brasil	100.00	5.4	1.5	8.5
Arianespace Participation	8.57	n.a.	n.a.	—
Embraer *	3.00	1,174	266	38.4
Snecma Ltd	100.00	n.a.	n.a.	25.9
RRTM	50.00	5.4	0.2	—
Famat	50.00	16	0.4	3.8
GEAM**	19.90	118	16	30.8

* Based on consolidated financial statements to September 30, 2004

** Investment held by SSP Inc., a non-consolidated subsidiary of Snecma Services Participations.

*** Provided in the Group consolidated financial statements

n.a.: not available

5.2.5.2 Segment Information

A. Non-current assets

The net non-current assets of the Group's different branches are as follows:

(in € millions)	As of Dec. 31, 2004 Amount	%	As of Dec. 31, 2003 Amount	%	As of Dec. 31, 2002 Amount	%
Propulsion	1,386	53.6%	1,515	56.8%	1,557	57.2%
Equipment	1,198	46.4%	1,152	43.2%	1,164	42.8%
Total before inter-branch eliminations	2,584	100.0%	2,667	100.0%	2,721	100.0%
Elimination of inter-branch assets	(163)		(201)		(189)	
Total	2,421		2,466		2,532	

The net assets are located in the following geographical areas:

(in € millions)	As of Dec. 31, 2004 Amount	%	As of Dec. 31, 2003 Amount	%	As of Dec. 31, 2002 Amount	%
France	1,872	74.2%	1,913	74.1%	1,885	71.6%
Other European Union countries	430	17.0%	423	16.4%	451	17.1%
North America	199	7.9%	224	8.7%	284	10.8%
Southeast Asia	7	0.3%	7	0.3%	9	0.3%
Rest of the world	15	0.6%	14	0.5%	5	0.2%
Total before inter-area eliminations	2,523	100.0%	2,581	100.0%	2,634	100.0%
Elimination of inter-area assets	(102)		(115)		(102)	
Total	2,421		2,466		2,532	

B. Sales

Sales per branch can be broken down as follows:

(in € millions)	2004 Amount	2004 %	2003 Amount	2003 %	2002 Amount	2002 %
Propulsion	4,523	63.2%	4,162	62.3%	4,362	64.3%
Equipment	2,628	36.8%	2,520	37.7%	2,427	35.7%
Total before inter-branch eliminations	7,151	100.0%	6,682	100.0%	6,789	100.0%
Elimination of inter-branch sales	(339)		(251)		(285)	
Total	6,812		6,431		6,504	

The breakdown of sales by geographical area (company location) can be analyzed as follows:

(in € millions)	2004 Amount	2004 %	2003 Amount	2003 %	2002 Amount	2002 %
France	5,946	74.9%	5,648	76.3%	5,660	75.3%
Other European Union countries	873	11.0%	767	10.4%	816	10.9%
North America	932	11.8%	851	11.5%	922	12.3%
Southeast Asia	18	0.2%	22	0.3%	60	0.8%
Rest of the world	167	2.1%	109	1.5%	57	0.8%
Total before inter-area eliminations	7,936	100%	7,397	100%	7,515	100%
Elimination of inter-area sales	(1,124)		(966)		(1,011)	
Total	6,812		6,431		6,504	

The breakdown of sales by geographical area of destination can be analyzed as follows:

(in € millions)	2004 Amount	2004 %	2003 Amount	2003 %	2002 Amount	2002 %
Europe	3,658	53.7%	3,540	55.1%	3,500	53.8%
United States	1,897	27.8%	1,712	26.6%	2,013	31.0%
Asia	626	9.2%	458	7.1%	500	7.7%
Rest of the world	631	9.3%	721	11.2%	491	7.5%
Total	6,812	100%	6,431	100%	6,504	100%

C. Net operating income

Net operating income by branch can be broken down as follows:

(in € millions)	2004 Amount	2004 %	2003 Amount	2003 %	2002 Amount	2002 %
Propulsion	344	67.3%	278	58.4%	310	66.5%
Equipment	167	32.7%	198	41.6%	156	33.5%
Total	511	100.0%	476	100.0%	466	100.0%

5.2.5.3. Notes to the consolidated financial statements

A. Breakdown of income statement items

1) Other operating revenues and expenses

(in € millions)	2004	2003	2002
Capitalized production	159	124	100
Inventory of own production	5	(88)	20*
Operating subsidies	10	12	8
Expense transfers	22	16	7
Other	(27)	10	30
Total	169	74	105

* included in Cost of sales in the 2002 financial statements.

2) *Cost of sales*

(in € millions)	2004	2003	2002
Purchases of raw materials and supplies	(2,789)	(2,569)	(2,633)
External services	(1,078)	(1,013)	(1,154)
Total	(3,867)	(3,582)	(3,787)

3) *Personnel costs*

(in € millions)	2004	2003	2002
Wages and salaries	(1,449)	(1,342)	(1,306)
Social security contributions	(618)	(587)	(572)
Statutory employee profit-sharing	(31)	(29)	(25)
Optional employee profit-sharing	(33)	(29)	(26)
Total	(2,131)	(1,987)	(1,929)

4) *Depreciation, amortization and provisions*

(in € millions)	2004	2003	2002
Net depreciation and amortization			
— intangible assets	(21)	(12)	(15)
— tangible assets	(231)	(226)	(223)
— deferred charges	(3)	(1)	—
Net charge to/reversal of operating provisions			
— non-current assets	(3)	(2)	(28)
— inventories	29	(12)	15
— trade accounts receivable	(19)	(8)	(6)
— contingencies and losses	(77)	(57)	(15)
Total	(325)	(318)	(272)

5) *Net financial expense*

(in € millions)	2004	2003	2002
Net interest on loans and equivalent borrowings	(17)	(22)	(28)
Net financial income/(expense) of non-consolidated companies	8	10	9
Net charge to provisions	(46)	(35)	(13)
Repayable advance discounting reversal	(13)	(13)	(13)
Foreign exchange gains	22	2	4
Net financial income/(expenses)	(46)	(58)	(41)

6) *Non-recurring items*

(in € millions)	2004	2003	2002
Cost of financial guarantees	(102)	—	—
Contribution	(10)	—	—
Other management fees	(4)	(2)	—
Non-recurring income/(expense) from non-capital transactions	(116)	(2)	—
Listing expenses	(19)	—	—
Capital gains or losses on disposal	(6)	(4)	(2)
Non-current assets	11	(20)(1)	(1)
Reserves for contingencies and losses	74(3)	(6)	(164)
Other provisions	31	(16)	(2)
Net charge to depreciation, amortization and provisions	116	(42)	(167)
Increase/(decrease) in percentage interests	(23)	—	—
Total	(48)	(48)(2)	(169)(4)

(1) Including exceptional depreciation of €14 million on non-operating activity buildings.

(2) Including a reserve for accumulated losses of €16 million and €4 million for Teuchos and Turbomeca Africa, respectively

(3) Including financial guarantees of €76 million and reversals of reserves for accumulated losses of €20 million for Teuchos and Turbomeca Africa

(4) The financial condition of airline companies led to the recording of exceptional provisions of €155 million in 2002. However, it should be noted that following an opportunity that arose in the last quarter of 2003, Snecma transferred its Air Canada receivables and therefore was no longer exposed to any risk with regards to this company at the year end.

7) *Income tax*

The income tax charge breaks down as follows:

(in € millions)	2004	2003	2002
Current tax charge	(68)	(109)	(74)
Deferred tax income/(charge)	(59)	(31)	(18)
Total income tax charge	(127)	(140)	(92)

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short-term in respect of the current year, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

The effective tax rate can be broken down as follows:

(in € millions)	31.12.2004	31.12.2003	31.12.2002
Pre-tax net income	417	370	256
Current tax rate applicable to parent company	35.43%	35.43%	35.43%
Theoretical tax charge	(148)	(131)	(91)
Impact of permanent differences	—	(4)	(2)
Impact of differences in tax rates between France and foreign countries	5	2	1
Impact of applying the deferred tax liability method	(3)	1	(3)
Impact of unrecognized deferred tax assets	8	(7)	2
Impact of tax credits and other special tax arrangements*	11	(1)	1
Current tax charge	(127)	(140)	(92)
Effective tax rate	30.46%	37.84%	35.94%

* Mainly due to the new rules concerning research tax credits

8) *Earnings per share*

The number of shares used to calculate earnings per share as of December 31, 2004 is determined as follows:

Total number of shares	270,092,310
Treasury shares held	(2,824,560)
Number of shares used	267,267,750

Earnings per share are as follows:

	2000	2001	2002	2003	2004
Net income for the year, Group share (in € millions)	318	358	106	182	234
Number of shares used	17,829,484	267,442,260*	267,267,750	267,267,750	267,267,750
Earnings per share	17.83	1.34	0.4	0.68	0.88
— Group share (in euro)	1.19	1.34	0.4	0.68	0.88
— Group share calculated using the number of shares in 2002 (in euro)	96.08	97.2	32.4	56.1	**
Net dividend distribution for the year (in € millions)	5.34	0.36	0.12	0.21	**
Dividend per share calculated using the number of shares in 2002 (in euro)	0.36	0.36	0.12	0.21	**
Tax credit per share (in euro)	2.67	0.18	0.06	0.10	**
Tax credit calculated using the number of shares in 2002 (in euro)	0.18	0.18	0.06	0.10	**

* The ESM of October 5, 2001 approved a reduction in the nominal value of the share to € 1.

** Pending the Snecma Ordinary Shareholders' Meeting

B. Breakdown of balance sheet items

1) *Non-current assets*

a) *Goodwill*

The breakdown of goodwill is as follows:

	As of Dec. 31, 2004			As of Dec. 31, 2003			As of Dec. 31, 2002		
(in € millions)	Gross	Amort.	Net	Gross	Amort.	Net	Gross	Amort.	Net
Messier-Bugatti[(1)]	34	(7)	27	34	(6)	28	34	(4)	30
Messier-Dowty International	223	(92)	131	223	(79)	144	223	(67)	156
Microturbo SA	27	(6)	21	27	(5)	22	27	(3)	24
Labinal	168	(40)	128	168	(31)	137	168	(23)	145
Snecma USA Inc.	52	(12)	40	52	(10)	42	52	(6)	46
Sofrance	13	(3)	10	13	(2)	11	13	(2)	11
Technofan	5	(1)	4	5	(1)	4	5	(1)	4
Turbomeca	273	(61)	212	273	(47)	226	273	(34)	239
Hurel-Hispano[(2)]	130	(20)	110	130	(13)	117	130	(7)	123
Total	925	(242)	683	925	(194)	731	925	(146)	779

(1) Transferred following the partial asset transfer of Labinal to Messier Bugatti in 2002.

(2) Merged during 2002, following the acquisition of 50% of Aircelle, leading to the recognition of goodwill of €62 million.

The net movement in goodwill breaks down as follows:

(in € millions)	As of Dec. 31, 2004	2003	2002
Net balance at start of year	731	779	761
Changes in scope of consolidation	—	—	62
Amortization of goodwill	(48)	(48)	(50)
Account transfers	—	—	6
Net balance at end of year	683	731	779

b) Intangible assets

Intangible assets break down as follows:

(in € millions)	As of Dec. 31, 2004			As of Dec. 31, 2003			As of Dec. 31, 2002		
	Gross	Amort.	Net	Gross	Amort.	Net	Gross	Amort.	Net
Development costs	330	(38)	292	227	(48)	179*	183	(69)	114
Concessions, patents, licenses	19	(14)	5	15	(10)	5	16	(11)	5
Software	89	(71)	18	84	(63)	21	74	(57)	17
Purchased goodwill	22	(14)	8	22	(12)	10	25	(7)	18
Other	34	(15)	19	24	(10)	14	22	(11)	11
Total	494	(152)	342	372	(143)	229	320	(154)	166

* Including €20 million following the inclusion in 2003 of spare parts in the gross margin calculation (capitalization limit).

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization or provisions	Net
As of December 31, 2002	320	(154)	166
Additions	91	—	91
Disposals	(9)	6	(3)
Amortization	—	(22)	(22)
Changes in scope of consolidation	(1)	—	(1)
Translation adjustments	(4)	2	(2)
Other changes	(25)	25	0
As of December 31, 2003	372	(143)	229
Additions	136	—	136
Disposals	(7)	4	(3)
Amortization	—	(25)	(25)
Changes in scope of consolidation	11	(6)	5
Translation adjustments	(2)	2	—
Other changes	(16)	16	—
As of December 31, 2004	494	(152)	342

c) *Tangible assets*

(in € millions)	As of Dec. 31, 2004 Gross	Deprec and prov.	Net	As of Dec. 31, 2003 Gross	Deprec and prov.	Net	As of Dec. 31, 2002 Gross	Deprec and prov.	Net
Aircraft*	32	(3)	29	—	—	—	—	—	—
Land	72	(1)	71	71	(3)	68	75		75
Buildings	975	(726)	249	966	(700)	266	979	(680)	299
Technical facilities, equipment and tooling	2,339	(1,828)	511	2,331	(1,755)	576	2,376	(1,739)	637
Tangible assets in course of construction, advances	124	—	124	106	(1)	105	109	(2)	107
Other	323	(225)	98	303	(217)	86	290	(199)	91
Total	3,865	(2,783)	1,082	3,777	(2,676)	1,101	3,829	(2,620)	1,209

* Aircraft recorded at fair value by Laura Leasing, a special purpose entity consolidated in 2004.

Including tangible assets financed under leasing or finance lease agreements:

(in € millions)	As of Dec. 31, 2004 Gross	Deprec and prov.	Net	As of Dec. 31, 2003 Gross	Deprec and prov.	Net	As of Dec. 31, 2002 Gross	Deprec and prov.	Net
Land	5	—	5	5	—	5	5	—	5
Buildings	56	(34)	22	57	(31)	26	53	(30)	23
Technical facilities, equipment and tooling	46	(18)	28	48	(17)	31	69	(28)	41
Computer hardware	12	(4)	8	—	—	—	—	—	—
Total	119	(56)	63	110	(48)	62	127	(58)	69

Movements in the value of tangible assets break down as follows:

(in € millions)	Gross	Depreciation or provisions	Net
As of December 31, 2002	3,829	(2,620)	1,209
Additions	222	—	222
Disposals	(148)	115	(33)
Depreciation	—	(238)	(238)
Changes in scope of consolidation	8	4	12
Translation adjustments	(102)	38	(64)
Other changes	(32)	25	(7)
As of December 31, 2003	3,777	(2,676)	1,101
Additions	216	—	216
Disposals	(141)	105	(36)
Depreciation	—	(222)	(222)
Changes in scope of consolidation*	71	(9)	62
Translation adjustments**	(52)	17	(35)
Other changes	(6)	2	(4)
As of December 31, 2004	3,865	(2,783)	1,082

* including €42 million in respect of the special purpose entity Laura Leasing.

** primarily due to the translation of foreign company financial statements denominated in US dollars.

d) Long-term investments

(in € millions)	As of Dec. 31, 2004 Gross	Provisions	Net	As of Dec. 31, 2003 Gross	Provisions	Net	As of Dec. 31, 2002 Gross	Provisions	Net
Participating interests	252	(78)	174	261	(72)	189	239	(26)	213
Loans to affiliates	12	—	12	9	—	9	8	—	8
Loans	110	(2)	108	191	(2)	189	139	(2)	137
Other long-term investments	4	—	4	3	—	3	4	—	4
Total	378	(80)	298	464	(74)	390	390	(28)	362

Movements in participating interests break down as follows:

(in € millions)	Gross	Provisions	Net
As of December 31, 2002	239	(26)	213
Acquisitions and subscriptions	30	—	30
Changes in scope of consolidation	(8)	—	(8)
Net charge to provisions	—	(46)	(46)
Translation adjustments	—	—	—
As of December 31, 2003	261	(72)	189
Acquisitions and subscriptions	9	—	9
Disposals and capital decreases	(1)	—	(1)
Changes in scope of consolidation	(15)	—	(15)
Net charge to provisions	—	(6)	(6)
Translation adjustments	(2)	—	(2)
As of December 31, 2004	252	(78)	174

e) Equity affiliates

The Group share in the net worth and income of equity affiliates breaks down as follows:

(in € millions)	As of December 31, 2004 % interest	Shareholders' equity	Income	Net	December 31, 2003 Net	December 31, 2002 Net
A Pro Inc.	50.00%	4	1	5	5	6
Hydrep	50.00%	4	1	5	4	4
Sem Mb	49.96%	3	1	4	3	4
S-Pro Pte Ltd.	50.00%	2	—	2	3	2
Total		13	3	16	15	16

2) *Inventories and work-in-progress*

Inventories and work-in-progress break down as follows:

(in € millions)	As of December 31, 2004 Gross	Provisions	Net	As of December 31, 2003 Gross	Provisions	Net	As of December 31, 2002 Gross	Provisions	Net
Raw materials and other supplies	267	(52)	215	251	(52)	199	279	(51)	228
Work-in-progress	929	(26)	903	865	(50)	815	944	(51)	893
Semi-finished and finished goods	1,103	(217)	886	1,149	(242)	907	1,273	(237)	1,036
Bought-in goods*	82	(23)	59	83	(1)	82	—	—	—
Total	2,381	(318)	2,063	2,348	(345)	2,003	2,496	(339)	2,157

* This account heading was not separately identified in 2002.

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down or provisions	Net
As of December 31, 2002	2,496	(339)	2,157
Change during the period	(127)	—	(127)
Net charge to provisions	—	(12)	(12)
Changes in scope of consolidation	7	2	9
Translation adjustments	(28)	4	(24)
As of December 31, 2003	2,348	(345)	2,003
Change during the period	27	—	27
Net reversals of provisions	—	29	29
Changes in scope of consolidation	20	(4)	16
Activities disposals	(5)	—	(5)
Translation adjustments	(9)	2	(7)
As of December 31, 2004	2,381	(318)	2,063

3) *Accounts receivable*

Accounts receivable break down as follows:

	As of December 31, 2004			As of December 31, 2003			As of December 31, 2002		
(in € millions)	Gross	Provisions	Net	Gross	Provisions	Net	Gross	Provisions	Net
Debit balances on accounts payable	3	—	3	8	—	8	22	—	22
Trade accounts and notes receivable	2,351	(62)	2,289	2,221	(82)	2,139	2,435	(59)	2,376
Current accounts (equity affiliates and non-consolidated companies)	39	(31)	8	5	—	5	9	—	9
Other (taxes other than income tax, amounts receivable from employees)	186	—	186	137	—	137	80	(1)	79
Total	2,579	(93)	2,486	2,371	(82)	2,289	2,546	(60)	2,486

Movements in accounts receivable break down as follows:

(in € millions)	Gross	Provisions	Net
As of December 31, 2002	2,546	(60)	2,486
Change during the period	(155)	(63)	(218)
Net reversal of provisions	—	39	39
Changes in scope of consolidation	9	—	9
Translation adjustments	(29)	2	(27)
As of December 31, 2003	2,371	(82)	2,289
Change during the period	205	—	205
Net charge to provisions	—	(6)	(6)
Changes in scope of consolidation	35	(3)	32
Account transfer	(3)	(3)	(6)
Translation adjustments	(18)	—	(18)
Activities disposals	(9)	—	(9)
Other movements	(2)	1	(1)
As of December 31, 2004	2,579	(93)	2,486

Virtually all Group receivables are due within one year.

4) *Deferred tax*

a) *Deferred tax assets and liabilities*

Tax receivable and payable breaks down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Deferred tax assets	189	215	200
Deferred tax liabilities	136	100	47
Total	53	115	153

b) *Analysis of deferred tax assets and liabilities*

(in € millions)	As of December 31, 2004	2003	2002
Deferred tax asset base			
Temporary differences	690	722	745
Losses carried forward	86	141	117
Total	776	863	862
Gross deferred tax balance			
Temporary differences	192	234	250
Losses carried forward	45	49	46
Total	237	283	296
Deferred tax assets not recognized			
Temporary differences	(139)	(120)	(103)
Losses carried forward	(45)	(48)	(40)
Total	(184)	(168)	(143)
Net deferred taxes recorded			
Temporary differences	53	114	147
Losses carried forward	—	1	6
Total	53	115	153

Net tax assets are restricted to the extent to which each tax entity or group is able to recover their assets in the near future (5 years).

5) ***Other receivables, accrued income and deferred charges***

	As of December 31, 2004			As of December 31, 2003			As of December 31, 2002		
(in € millions)	Gross	Provisions	Net	Gross	Provisions	Net	Gross	Provisions	Net
Other receivables	90	(1)	89	119	(4)	115	93	—	93
Prepaid expenses	22	—	22	25	—	25	42	—	42
Deferred charges	20	—	20	14	—	14	5	—	5
Total	132	(1)	131	158	(4)	154	140	0	140

Movements in other receivables break down as follows:

(in € millions)	Gross	Provisions	Net
As of December 31, 2002	140	0	140
Change during the period	13	(4)	9
Net reversal of provisions	—	—	0
Changes in scope of consolidation	8	—	8
Translation adjustments	(3)	—	(3)
As of December 31, 2003	158	(4)	154
Change during the period	(28)	—	(28)
Net reversal of provisions	(3)	—	(3)
Changes in scope of consolidation	2	—	2
Translation adjustments	(1)	—	(1)
Account transfer	3	3	6
Other movements	1	—	1
As of December 31, 2004	132	(1)	131

6) ***Marketable securities and cash and cash equivalents***

a) Marketable securities

	As of December 31,		
(in € millions)	2004	2003	2002
Maturity less than 3 months from trade date with no interest rate risk			
Negotiable debt securities	310	291	—
Bonds	—	—	—
UCITS	502	72	156
Money market accounts	127	123	47
Total	939	486	203

(in € millions)	
As of December 31, 2002	203
Change during the period	286
Changes in scope of consolidation	—
Translation adjustments	(3)
As of December 31, 2003	486
Change during the period	454
Changes in scope of consolidation	—
Translation adjustments	(1)
As of December 31, 2004	939

The market value of these securities is not materially different from their accounting value, as they are essentially money market funds.

b) Cash and cash equivalents

(in € millions)	
As of December 31, 2002	143
Change during the period	(20)
Changes in scope of consolidation	1
Translation adjustments	(6)
As of December 31, 2003	118
Change during the period	(15)
Changes in scope of consolidation	13
Translation adjustments	(1)
As of December 31, 2004	115

c) Fixed and floating rate financial assets

	Short-term as of December 31,					
	2004		2003		2002	
(in € millions)	Base	Rate	Base	Rate	Base	Rate
Financial assets						
Marketable securities	939	FED/EONIA	486	FED/EONIA	203	EONIA
Cash and cash equivalents	115	FED/EONIA	118	FED/EONIA	143	FED/EONIA
Total	1,054		604		346	

7) *Consolidated shareholders' equity*

a) Share capital

The Extraordinary Shareholders' Meeting of October 5, 2001, approved a reduction in the nominal value of shares to €1, thereby increasing the number of shares making up the share capital to 270,092,310.

Prior to this reduction, the share capital was made up of 18,006,154 shares of €15 nominal value each.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote, except the 2,824,560 treasury shares, which were cancelled on consolidation.

8) *Reserves for contingencies and losses*

a) Breakdown of reserves for contingencies and losses

Reserves for contingencies and losses break down as follows:

	As of December 31,		
(in € millions)	2004	2003	2002
Reserves for performance warranties	266	268	285
Financial guarantees	195	267	310
Services to be rendered	328	255	206
Employee-related commitments	79	103	74
Retirement commitments and similar benefits	298	272	275
Sales agreements and long-term receivables	30	11	10
Losses to completion	87	52	80
Disputes and litigation	24	23	17
Negative net worth	24	20	9
Other	54	70	73
Total	1,385	1,341	1,339

Movements in reserves for contingencies and losses break down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Net balance at start of year	1,341	1,339	1,161
Charges	690	664	712
Account transfers	(54)	(130)	—
Utilization	(486)	(410)	(521)
Reversals*	(127)	(113)	—
Changes in scope of consolidation	(19)	—	1
Translation adjustments	(4)	(8)	(11)
Change in method	49	—	—
Other changes	(5)	(1)	(3)
Net balance at end of year	1,385	1,341	1,339

* including €40 million following the end of US Airways Chapter 11 bankruptcy proceedings in 2003

These reserves impact net income as follows:

(in € millions)	As of December 31, 2004	2003	2002
Operating	(77)	(57)	(15)
Financial	(20)	14	(11)
Non-recurring	74	32	(165)
Total	(23)	(11)	(191)

b) Reserves for retirement commitments

The Group has various commitments with respect to retirement pensions and retired employees in France and abroad. The accounting treatment of these various commitments is described in the section "Valuation rules and methods".

The tables below reconcile the value of commitments under each retirement plan with the corresponding provisions in the consolidated financial statements.

The pro forma column indicates the valuation of retirement commitments and similar benefits as though the recommendation had been applied as of December 31, 2003.

- **Reserves recorded in respect of French commitments**

The calculation of retirement commitments in France is based on the following assumptions:

	As of Jan. 1, 2004 and Dec. 31, 2004	As of Dec. 31, 2003
Inflation rate	2%	2%
Discount rate	5.5%	5.5%
Rate of salary increase	between 2% and 5%	3.2%
Expected return on plan assets (incremental retirement plans)	5.5%	5.5%
Retirement age — executives	63 years old	63 years old
Retirement age — non-executives	61 years old	61 years old

Retirement termination payments

(in € millions)	As of December 31, 2004	2003 pro forma*	2003 published	2002
Actuarial liability	189	191	227	236
Unrecognized actuarial gains/(losses)	—	—	(13)	(15)
Commitments provided in the balance sheet	189	191	214	221

* following change in method

Residual actuarial differences as of January 1, 2004 were written off in accordance with the CNC recommendation regarding first-time application.

Movements in the reserve break down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Cost of services rendered	12	15	22
Discounting charge	10	10	8
Amortization of actuarial differences	—	1	1
Net charge	22	26	31
Benefits used during the period	(22)	(33)	(10)
Change in method	(23)	—	—
Change in scope of consolidation	(2)	—	—
Reserve movement	(25)	(7)	21

Incremental executive retirement plan

A complementary defined-benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the Company as of that date to maintain their benefits, in whole or in part. Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the Company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the Company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%. With the exception of those in this last age-group, executives were then moved to a new defined contribution complementary retirement plan. Group companies affected by this change were Snecma SA, Snecma Moteurs, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty and Messier Services.

The plan is funded by contributions to an insurance company which then manages payment of the pensions.

(in € millions)	As of December 31, 2004	2003 Pro forma*	2003 Published	2002
Actuarial liability	130	127	127	127
Fair value of plan assets	114	114	116	116
Actuarial liability on plan assets	16	13	11	11
Unrecognized net assets	1	1	—	—
Unrecognized actuarial gains/(losses)	(2)	—	9	11
Commitments provided in the balance sheet	15	14	20	22

* following change in method

Residual actuarial differences as of January 1st, 2004 were written off in accordance with the CNC recommendation regarding first-time application.

Movements in the reserve break down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Cost of services rendered	—	—	—
Discounting impact	7	7	7
Expected return on plan assets	(6)	(6)	(6)
Net charge	1	1	1
Contributions paid	—	—	—
Amortization of actuarial differences	—	(3)	(5)
Change in method	(6)	—	—
Change in scope of consolidation	—	—	—
Reserve movement	(5)	(2)	(4)

- **Reserves recorded in respect of retirement commitments in foreign countries**

The calculation of retirement commitments in the different geographical regions is based on the following assumptions:

	Belgium	United Kingdom	United States	Canada
Discount rate				
Jan. 1, 2004	5.50%	5.80%	6.10%	6.10%
Dec. 31, 2004	5.50%	5.80%	6.10%	6.10%
2004 Inflation rate	1.8%	2.8%		
Rate of salary increase	3.0%	3.7% — 4.5%	3.5%	4.0%
Expected return on plan assets	4.9%	6.6% — 7.0%	7.2%	7.0%

Application of the regulatory calculation method resulted in the recording as of January 1, 2004 of commitments estimated at €240 million, fund assets of €162 million and a net retirement commitment reserve of €78 million.

The amounts recorded in the balance sheet break down as follows:

(in € millions)	As of December 31, 2004	2003 Pro forma*
Actuarial liability	253	240
Fair value of plan assets	179	162
Actuarial liability net of plan assets	74	78
Unrecognized past service cost	—	—
Unrecognized actuarial differences	(2)	—
Commitments provided in the balance sheet	72	78

* following change in method

Movements in the reserve break down as follows:

(in € millions)	As of December 31, 2004
Current service cost	10
Impact of discounting	15
Expected return on plan assets	(13)
Gains and loss on curtailment and settlement	(7)
Pension charge	5
Employer contributions	(11)
Change in method	78
Translation adjustments	—
Change in scope of consolidation	—
Movement in Reserve	72

9) *Borrowings subject to specific terms and conditions*

Movements in this item break down as follows:

	(in € millions)
As of December 31, 2002	328
New advances received	45
Advances repaid	(25)
Discounting charge	13
Translation differences	—
Other	3
As of December 31, 2003	364
New advances received	77
Advances repaid	(26)
Discounting charge	13
Translation differences	—
Other	2
As of December 31, 2004	430

10) *Borrowings and long-term debt*

a) Breakdown of borrowings and long-term debt

Borrowings and long-term debt break down as follows:

	As of December 31,		
(in € millions)	2004	2003	2002
Finance lease borrowings	66	69	79
Other long-term loans	666	433	339
Accrued interest not yet due	4	4	8
Long-term borrowings from the outset	736	506	426
Commercial paper	180	280	485
Short-term bank facilities and equivalent	84	69	25
Short-term borrowings from the outset	264	349	510
Total borrowings	1,000	855	936

Long-term financing provides for two financial covenants:

- net borrowings and long-term debt/EBITDA < 2.5
- net borrowings and long-term debt/shareholders' equity < 1

The terms "Net borrowings and long-term debt", "EBITDA" and "Shareholders' equity" are English translations of the terms used in the French accounting standards applicable in 2004:

- Net borrowings and long-term debt: net borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Share capital: share capital is comprised of the Group's share of equity and minority interests, as indicated in the notes to the financial statements.

The limit ratios are not applicable as of December 31, 2004 as there are no net borrowings and long-term debt at this date.

Available confirmed credit lines as of December 31, 2004 totaled €1 billion.

Movements in borrowings and long-term debt break down as follows

(in € millions)	
As of December 31, 2002	936
Increase in borrowings and long-term debt	203
Decrease in borrowings and long-term debt	(158)
Change in cash credits	(109)
Changes in scope of consolidation	7
Other	(1)
Translation differences	(23)
As of December 31, 2003	855
Increase in borrowings and long-term debt	234
Decrease in borrowings and long-term debt	(54)
Change in cash credits	(107)
Changes in scope of consolidation	121*
Other	(18)
Translation differences	(31)
As of December 31, 2004	1,000

* including borrowings of €61 million within Laura Leasing

b) Analysis by maturity

	As of December 31,		
(in € millions)	2004	2003	2002
Expiring in:			
1 year	421	421	750
2 to 5 years	428	317	119
Over 5 years	151	117	67
Total	1,000	855	936

The increase in amounts maturing after one year is due to new borrowings secured of €200 million over several years.

c) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

	As of December 31,					
	2004		2003		2002	
(in currency millions)	in currency	in euro	in currency	in euro	in currency	in euro
Euros	683	683	493	493	569	569
U.S. dollars	284	209	300	238	243	232
Canadian dollars	47	29	50	31	62	37
Pound sterling	51	73	57	81	59	91
Other	—	6	—	12	—	7
Total	—	1,000	—	855	—	936

d) Fixed and floating rate financial liabilities

	Long term as of December 31,						Short-term as of December 31,					
	2004		2003		2002		2004		2003		2002	
(in € millions)	Base	Rate	Base	Rate	Base	Rate	Base	Rate	Base	Rate	Base	Rate
FINANCIAL LIABILITIES												
Fixed rate	361	3.79%	238	4.28%	151	4.92%	85	4.07%	16	4.34%	47	5.80%
Floating rate	218	3.32%	196	3.34%	34	3.07%	336	3.22%	405	2.30%	704	3.04%
Total	579	3.61%	434	3.86%	185	4.58%	421	3.39%	421	2.38%	751	3.21%

Given financial assets of €1,054 million, €604 million and €346 million as of December 31, 2004, 2003 and 2002 respectively, the net financial position is positive €54 million, negative €251 million and negative €590 million at the same dates.

11) *Accounts payable*

Trade accounts and notes payable break down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Credit balances on accounts receivable	390	375	481
Operating payables	1,943	1,813	1,862
Operating current account	7	7	11
Taxes other than income tax	97	65	5
Total	2,437	2,260	2,359

Movements in accounts payable break down as follows:

(in € millions)	
As of December 31, 2002	2,359
Change during the period	(66)
Changes in scope of consolidation	24
Translation adjustments	(57)
As of December 31, 2003	2,260
Change during the period	173
Changes in scope of consolidation	31
Translation adjustments	(22)
Other	(5)
As of December 31, 2004	2,437

12) *Other liabilities, accruals and deferred income*

Other liabilities break down as follows:

(in € millions)	As of December 31, 2004	2003	2002
Accounts payable on fixed assets	33	48	20
Other liabilities	73	47	61
Deferred income	175	206	169
Premiums on currency options received before the due date	1	5	12
Other liabilities, accruals and deferred income	282	306	262

Movements in other liabilities break down as follows:

(in € millions)	
As of December 31, 2002	262
Change during the period	46
Changes in scope of consolidation	2
Translation adjustments	(4)
As of December 31, 2003	306
Change during the period	(33)
Changes in scope of consolidation	4
Translation adjustments	(2)
Other	7
As of December 31, 2004	282

13) ***Workforce***

The Group's average workforce over the year breaks down as follows

Consolidated companies France	28,334
Abroad	7,117
Total	35,451

The breakdown per branch is as follows:

Consolidated companies	
Equipment	14,647
Propulsion	20,804
Total	35,451

The workforce, including non-consolidated companies, totals 39,642.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	7,390
Supervisors	1,117
Technicians	9,819
Administrative employees	2,407
Workers	7,601
Total	28,334

The above figures include the workforce of the following proportionally consolidated companies (in the amount of percentage consolidation):

Shannon Engines Support	10
Europropulsion	33
Total	43

5.2.5.4 Statement of Cash Flow

Snecma Group reported net income for 2004 of €234 million and cash from operations before changes in working capital of €623 million.

Net cash from operating activities totaled €620 million, after only a slight change in working capital requirements (negative €3 million compared to positive €50 million in 2003).

After payment of a dividend distribution of €62 million to Group shareholders, external bank finance coupled with repayable advances generated net cash from financing activities of €61 million.

Thanks to the above and tight control of operating and financial investments, the Group reports a significant improvement in cash and cash equivalents of €450 million.

(in € millions)

Cash flow from operations	623
Financing of working capital requirements	(3)
Net operating investments*	(324)
Financial investments**	95
Change in borrowings and long-term debt	72
Change in repayable advances	51
Dividend paid	(62)
Other	(2)
Increase in cash and cash equivalents	450

(in € millions)	
RTDI	(105)
Other intangible assets	(30)
Tangible assets	(175)
Change in fixed asset accounts payable	(14)
Total	(324)

* net operating investments comprise:

** including proceeds from the sale of Cinch SA of €23 million.

5.2.5.5 Off-Balance Sheet Commitments and Financial Instruments

A. Exposure to interest rate risk

(in $ millions)	As of December 31, 2004 Total	Remaining to maturity Less than 1 year	1 to 5 years	More than 5 years
Interest rate swaps (1 month LIBOR/3 month LIBOR)...	69,5	6,6	62,9	—

B. Exposure to foreign currency risk

Most sales are transacted in U.S. dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the Group had a net excess of dollar revenues over dollar operating expenses of approximately US$2.7 billion in 2004, which breaks down as follows: USD/euro 2,500 million, USD/Canadian dollars 66 million and USD/GBP 154 million. The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

1) *Hedging policy*

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random U.S. dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum U.S. dollar exchange rate parity and contract term as follows; a minimum parity corresponding to a U.S. dollar exchange rate that allows Snecma to meet its operating income objectives.

2) *Management policy*

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold. Protection measures primarily involve the use of forward contracts and option purchases (« call Euro/put USD »).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (« call USD/put EUR »).

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

As a result of the measures described above, the financial instruments used generate reciprocal commitments of:

- US$5,419 million for forward contracts, including US$5,073 against the euro; and
- US$150 million for option sales

As this is an overall hedging position, these commitments were not revalued at the year-end exchange rate.

For information purposes, the market value of these instruments as of December 31, 2004 would have been €1,497 million.

Note that this information is by nature theoretical, as estimated market values reflect amounts which would have been paid or received on the termination of these commitments as of December 31, 2004, determined using period-end market rates. As such, they are not representative of gains and losses which will be recorded on maturity.

C. Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- short-term investments;
- derivative instruments;
- customer accounts;
- financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2004, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

D. Financial guarantees granted as part of the sale of Group products

These guarantees generate risks, which amounted to a gross amount of $634 million as of December 31, 2004. This amount does not, however, reflect the actual risk to which Snecma is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

E. Endorsements, guarantees and other commitments

The various commitments given by the Group are as follows:

(in € millions)	As of December 31, 2004	2003
Counter-guarantee market deposits	—	—
Transfer of receivables (Dailly transfer forms)	—	—
Pledges, mortgages and collateral	—	—
Endorsements and guarantees given		
Employee-related commitments	23	23
Commitments given to customers (completion warranties, performance bonds)	132	121
Commitments given to third parties by Snecma on behalf of its subsidiaries	324	269
Commitments given to customs authorities by Snecma on behalf of its subsidiaries	31	31
Financial commitments (pledge of financial instruments)	30	31
Total	540	475
Other commitments given		
Commitments arising from its role as EIG member	16	13
Other commitments	29	34
Total	45	47
Total commitments given	58	52
Commitments received	9	13

F. Vendor warranties

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of December 31, 2004, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

5.2.5.6 Disputes and litigation

The Group is involved in several legal proceedings in the ordinary course of its business. Except for the proceedings described below, neither the parent company nor any of its subsidiaries are, nor have been, parties to any legal or arbitration proceedings which are likely to have or have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only recorded to cover the expenses that may result from these proceedings when the expenses are considered probable, and their amount may be either quantified or estimated. The amount of provisions recorded is based on an assessment of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reassessment of the risk. Snecma believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- At the end of 2002, a group of French manufacturers including Snecma was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand was relative to the execution of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. Snecma has not set aside a provision at this point.
- In 1995 the insurers of Turbomeca S.A. settled a claim with the victim of a helicopter accident. This person subsequently launched new proceedings relating to the conditions under which the settlement was reached. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.
- CFM International Inc. and CFM International S.A. have received a summons, together with Boeing, from the victims and their families of an accident which took place in January 2002 involving a Garuda Airlines Boeing 737 in Indonesia. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim. Snecma has not set aside a provision at this point.

There have been no recent material developments in respect of the above four proceedings.

5.2.5.7 Auditors' report on the Consolidated Financial Statements for the year ended December 31, 2004

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Snecma for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2004 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

Without qualifying the above opinion, we would draw your attention to the change in accounting method described in Note 1 to the consolidated financial statements "Accounting policies", concerning the accounting and valuation rules applicable to retirement commitments and similar benefits.

Justification of our assessments

Pursuant to Article L. 225-235 of the French Commercial Code governing the justification of our assessments, we hereby report on the following:

Accounting estimates

As specified in Note I.B.1 to the consolidated financial statements, the Group reviews events or circumstances which may indicate that goodwill has been subject to an impairment loss. Based on the information available as of the date hereof, we have reviewed the information justifying the absence of any impairment of goodwill as of December 31, 2004.

Note I.B.2 to the consolidated financial statements specifies the conditions under which development costs may be capitalized. Our procedures consisted in assessing the assumptions and the estimated financial information on which the conditions for recording these costs in assets are based. We also reviewed the calculations performed by the Group.

The Group records reserves for financial guarantees on sales and reserves for performance warranties, as described in Note I.B.12 to the consolidated financial statements. We have assessed the assumptions, financial information and statistical bases adopted for the calculation models used.

Our procedures involved an assessment of the reasonableness of these different estimates.

Changes in accounting method

As of January 1, 2004, the Group values its retirement commitments and similar benefits using the projected unit credit method and raises provisions to cover funding shortfalls in respect of foreign retirement commitments, as detailed in Note 1.B.13 to the consolidated financial statements. As part of our assessment of the accounting policies and rules adopted by the Group, we satisfied ourselves as to the appropriateness of this change in accounting method and the disclosure thereof.

These assessments are part of our audit approach to the consolidated financial statements taken as a whole and therefore contribute to the expression of the unqualified opinion given in the first part of this report.

Specific procedures and disclosures

We have also verified the information given in the Group's management report according to professional standards applicable in France. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly sur Seine and Paris, February 17, 2005

The Auditors

DELOITTE & ASSOCIES MAZARS & GUERARD

Jean-Paul Picard Jean-Marc Lumet Michel Rosse Jean-Marc Deslandes

This is a free translation into English of the auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. Such report, together with the auditors' report addressing financial reporting in the management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

5.3 SUMMARY PARENT COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

5.3.1 Balance Sheet

(in € millions)	As of December 31, 2004 Net	2003 Net	2002 Net
ASSETS			
Intangible assets	0.4	0.8	1.1
Tangible assets	17.9	27.9	40.3
Long-term investments	2,500.3	2,603.7	2,524.0
Total non-current assets	2,518.6	2,632.4	2,565.4
Inventories and work-in-progress			
Payments on account — inventories	0.0	0.2	0.0
Operating receivables	4.5	4.9	3.9
Other receivables	388.8	361.0	392.6
Marketable securities	859.5	398.3	119.6
Cash and cash equivalents	49.2	75.5	79.6
Total current assets	1,302.0	838.9	595.7
Prepaid expenses	1.0	0.3	0.6
Other prepayments and accrued income	0.0	0.0	0.0
Total assets	3,821.6	3,472.6	3,161.7
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	270.1	270.1	270.1
Additional paid-in capital			
Revaluation reserves	0.4	0.4	0.4
Other reserves	162.2	162.2	162.1
Retained earnings	643.9	565.7	299.4
Net income for the year	206.4	134.1	298.7
Investment subsidies			
Tax-driven reserves	0.9	0.9	0.9
Shareholders' equity	1,283.9	1,133.4	1,031.6
Other equity to be capitalized	0.0	0.6	0.6
Reserves for contingencies and losses	203.7	167.2	132.5
Borrowings and long-term debt	774.0	669.4	620.0
Advances received on account for work-in-progress			
Operating payables	13.4	8.9	9.3
Other payables	1,546.1	1,488.1	1,355.5
Total liabilities	2,333.5	2,166.4	1,984.8
Deferred income	0.5	5.0	12.0
Unrealized foreign exchange gains	0.0	0.0	0.2
Total liabilities and shareholders' equity	3,821.6	3,472.6	3,161.7

5.3.2 Statement of Income

(in € millions)	Year ended December 31, 2004	2003	2002
Sales	67.1	67.3	68.1
Increase/(decrease) in inventories of finished goods and work-in-progress Own production capitalized			
Reversal of depreciation, amortization & provisions	3.5	5.7	10.6
Operating expense transfers	24.5	1.0	0.0
Other operating income	0.4	8.2	0.5
Operating income	95.5	82.2	79.2
Purchases of bought-in-goods	(69.7)	(39.0)	(36.0)
Duties and taxes other than income tax	(3.2)	(2.9)	(4.0)
Personnel costs	(42.2)	(35.6)	(38.3)
Depreciation, amortization & provisions	(15.9)	(10.1)	(5.3)
Other operating expenses	(0.4)	(0.1)	(0.2)
Operating expenses	(131.4)	(87.7)	(83.8)
Net operating loss	(35.9)	(5.5)	(4.6)
Net financial income	236.6	155.1	162.2
Net income on ordinary activities	200.7	149.6	157.6
Non-recurring income from non-capital transactions	(19.1)	(1.7)	128.1
Capital gains and losses on disposals	(5.3)	(0.6)	0.5
Non-recurring expenses on non-capital transactions	0.0	0.0	0.0
Exceptional charges to depreciation, amortization and provisions	(24.7)	(44.9)	(36.6)
Movements in tax-driven provisions	0.0	0.0	0.1
Non-recurring items	(49.1)	(47.2)	92.1
Employee profit-sharing	(1.5)	(2.7)	(1.8)
Income tax	56.3	34.4	50.8
Net income	206.4	134.1	298.7

5.3.3 Statement of Cash Flow

(in € millions)	Year ended December 31, 2004	2003	2002
Net income	206.4	134.1	298.7
Depreciation, amortization & provisions	69.8	39.5	(16.2)
Net (gains)/losses on disposal of assets	5.3	0.6	(0.5)
Neutralization of merger bonus	—	—	(128.1)
Net cash from operations before changes in working capital	281.5	174.2	153.9
Change in working capital	(64.6)	55.7	(119.1)
Cash flow from (used in) operating activities	216.9	229.9	34.8
Net purchases of intangible and tangible assets	(0.7)	(2.5)	(0.5)
Proceeds from disposals of intangible and tangible assets	8.4	3.1	1.6
Net purchases of shares	(6.1)	(1.7)	(161.4)
Proceeds from sale of shares	0.0	0.0	0.3
Loans granted	(7.6)	(84.6)	(217.1)
Repayment of loans	109.6	28.4	6.0
Cash flow from (used in) investing activities	103.6	(57.3)	(371.1)
New borrowings	195.6	200.0	50.0
Repayment of borrowings	0.0	(22.7)	(51.1)
Issuance of share capital	0.0	0.0	0.0
Change in advances made to affiliates	66.5	85.2	164.4
Change in short-term financing	(91.0)	(127.9)	333.1
Dividends paid	(56.7)	(32.4)	(97.2)
Cash flow from (used in) financing activities	114.4	102.2	399.2
Net change in cash and cash equivalents	434.9	274.8	62.9
Cash position at beginning of year	473.8	199.0	136.1
Cash contributed to Snecma Moteurs	0.0	0.0	0.0
Cash position at end of year	908.7	473.8	199.0
Increase/(decrease) in cash and cash equivalents	434.9	274.8	62.9

5.3.4 SNECMA S.A. results for the last five fiscal years

(in €)	2000(1)	2001(3)	2002(3)	2003(3)	2004(3)
Share capital as of December 31,					
Share capital	274,502,048	270,092,310	270,092,310	270,092,310	270,092,310
Number of shares outstanding	18,006,154	270,092,310	270,092,310	270,092,310	270,092,310
Number of convertible bonds					
Operations and income for the period					
Sales, excluding taxes	42,463,233	67,187,406	68,092,869	67,253,527	67,095,245
Net income before income tax, employee profit-sharing, depreciation, amortization and provisions	163,178,651	241,520,518	233,638,125	141,876,400	225,184,752
Income tax	(5,279,239)	(2,647,326)	50,827,146	34,423,576	56,324,973
Employee profit-sharing	(731,603)	(1,739,963)	(1,792,388)	(2,764,665)	(1,595,414)
Net income after income tax, employee profit-sharing, depreciation, amortization and provisions	257,158,629	265,052,982	298,690,203	134,083,716	206,416,885
Dividend distribution	96,075,717	97,233,232	32,411,077	56,719,385	NA
Per share data					
Net income after income tax and employee profit-sharing, but before depreciation, amortization and provisions	8.73	0.88	1.05	0.64	1.04
Net income after income tax, employee profit-sharing, depreciation, amortization and provisions	14.28	0.98	1.11	0.50	0.76
Dividend per share(2)	5.34	0.36	0.12	0.21	NA
Employee data					
Average number of employees during the year	190	232	268	245	265
Total payroll for the year	13,771,819	29,736,046	25,650,637	24,971,954	29,901,438
Total optional employee profit-sharing and incentive plans for the year	644,730	890,993	530,308	1,123,865	1,333,714
Social security, pension costs and other employee benefits	7,068,838	10,861,653	12,056,636	10,351,232	12,058,011

(1) After spin-off of Snecma Moteurs' engine activities on January 1, 2000.

(2) Net dividend.

(3) The Extraordinary Shareholders' Meeting of December 19, 2000 approved the conversion of the share capital into euro and a reduction in its value to €270,092,310. The difference of €4,409,738.15 was recorded in a special blocked reserve account. The Extraordinary Shareholders' Meeting of October 5, 2001 approved a reduction in the nominal value of shares making up the share capital from €15 to €1 and a corresponding multiplication of the number of shares making up the share capital by 15, without modifying the total value of the Company share capital.

5.3.5 Detailed financial information on subsidiaries and affiliates as of December 31, 2004

Company (in € millions or in %)	Share capital	Shareholders' equity other than share capital and net income	% of share capital held	Book value of investments Gross	Book value of investments Net	Outstanding loans and advances granted by the parent company	2004 Sales	2004 Net income/ (loss)	Dividends received by Snecma in 2004	Guarantees and endorsements accorded by Snecma
A. DETAILED INFORMATION ON SUBSIDIARIES AND AFFILIATES WHOSE GROSS CARRYING VALUE EXCEEDS 1% OF SNECMA SHARE CAPITAL (*i.e.*, €2.7 million)										
1. Subsidiaries (more than 50% of share capital)										
a) French companies										
Connecteurs Cinch	13.5	(4.2)	100.0	11.3	11.3		16.2	8.7		
Etablissements Vallaroche	15.6	1.6	100.0	62.8	17.6		0.0	0.5	0.2	
Hurel-Hispano	41.2	182.1	52.7	224.2	224.2	150.0	488.8	(9.3)		249.6
Hispano-Suiza	36.8	50.8	100.0	163.8	163.8		345.2	2.1	13.4	0.3
Labinal	19.3	20.1	100.0	190.2	190.2		232.7	12.5	9.2	
Messier-Bugatti	33.6	153.8	100.0	180.3	180.3	10.0	397.4	26.0		0.4
Snecma Moteurs	150.0	139.7	100.0	199.4	199.4		2,934.5	171.0	180.0	2.7
Snecma Propulsion Solide	20.0	7.6	100.0	23.9	23.9		245.0	17.2	15.9	
SnecmaSat	9.2	0.1	100.0	9.3	0.0		0.0	0.0		
Sofrance	1.5	5.5	100.0	21.2	21.2		16.5	1.8	0.7	
Turbomeca	38.8	124.1	100.0	539.0	539.0		662.1	44.5	34.0	0.2
Valin Participations	5.3		100.0	5.3	0.0		0.0	(8.1)		
Technofan	1.5	28.4	60.7	17.4	17.4		44.7	4.5	0.7	
b) Foreign companies										
Labinal Italia S.r.l.(1)	0.3	0.0	100.0	5.2	1.7		N.M	N.M.		
Messier-Dowty Int. Ltd.	83.4	293.9	100.0	380.2	380.2		15.6	(2.4)		
Snecma Ltd (ex Labinal Ltd)(2)	23.0	24.5	100.0	40.0	40.0		0.0	0.6		
Snecma USA Inc.	124.8	(8.4)	100.0	127.6	127.6	2.4	0.0	13.5	10.2	
Techspace Aéro (Belgique)	62.3	88.6	51.0	63.8	63.8		272.7	24.8	5.0	
2. Affiliates (10 to 50% of share capital)										
a) French companies										
Arianespace Participation(2)	306.4	(15.0)	10.4	31.7	0.0		NC	(21.3)		
B. SUMMARY INFORMATION CONCERNING OTHER SUBSIDIARIES AND AFFILIATES										
1. Subsidiaries (more than 50% of share capital)										
a) French companies				0.0	0.0				0.0	
b) Foreign companies				1.8	1.8				0.0	
2. Affiliates (10 to 50% of share capital)										
a) French companies				6.9	4.2	3.6			1.9	2.9
b) Foreign companies				38.4	38.4	8.9			1.4	

(1) Labinal Italia Srl: company currently undergoing liquidation.

(2) Position as of December 31, 2002.

Foreign company share capital, shareholders' equity, sales and net income balances are translated into euro at the official exchange rate as of December 31, 2004.

5.3.6 Auditors' report on the summary company financial statements for the year ended December 31, 2004

In accordance with our appointment as auditors at your Annual General Meeting, we hereby report to you for the year ended December 31, 2004 on:

- the audit of the accompanying financial statements of Snecma S.A.;
- the justification of our assessments; and
- specific procedures and disclosures required by law.

The financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of Snecma S.A. as of December 31, 2004 and the results of its operations for the year then ended, in accordance with French accounting regulations.

Without qualifying the above opinion, we would draw your attention to the change in accounting method described in Note A-9 to the company financial statements concerning retirement commitments and similar benefits.

Justification of our assessments

Pursuant to Article L. 225-235 of the French Commercial Code governing the justification of our assessments, we hereby report on the following:

As indicated in Note A.1.3 to the financial statements, the company records impairment provisions for long-term investments based on their value in use (*valeur d'utilité*). Value in use is determined by taking into account the net worth of each company, adjusted by material unrealized capital gains net of tax, if applicable, or future profitability. Our procedures consisted of assessing the financial information and the assumptions on which these estimates are based, and reviewing the calculations performed by the company. We have also assessed the reasonableness of these estimates on these bases.

These assessments are part of our audit approach to the financial statements taken as a whole and therefore contribute to the expression of the unqualified opinion given in the first part of this report.

Specific procedures and disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and the documents addressed to the shareholders in respect of the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures concerning the identify of shareholders.

Neuilly sur Seine and Paris, February 17, 2005

The Auditors

DELOITTE & ASSOCIES		MAZARS & GUERARD	
Jean-Paul Picard	Jean-Marc Lumet	Michel Rosse	Jean-Marc Deslandes

This is a free translation into English of the auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

5.3.7 Auditors' special report on related party agreements for the year ended December 31, 2004

In accordance with our appointment as auditors of your company, we hereby report on the agreements involving related parties.

Pursuant to Article L. 225-40 of the French Commercial Code (*Code de Commerce*) the following agreements entered into by your company, and authorized beforehand by the Board of Directors, have been brought to our attention.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the Decree of March 23, 1967, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; these standards require that we agree the information provided to us with the relevant source documents.

Agreements authorized during the year

Agreement between Sagem SA and Snecma

Pursuant to the provisions of Decree No. 93-1041 of September 3, 1993, as amended, the Board of Directors of your Company approved a draft industrial, commercial and financial cooperation agreement (the "Cooperation Agreement") on December 14, 2004; the objectives of this Cooperation Agreement, signed on December 21, 2004, were published in the Official Journal of the French Republic on December 2, 2004.

Director concerned: Mr. Mario Colaiacovo, Chairman of the Sagem SA Supervisory Board and member of the Snecma Board of Directors.

Tripartite agreement between the French State, Sagem SA and Snecma

The desire to protect national interests and preserve national independence led the French State to contact Snecma and Sagem and advise them of its intention to exercise, with respect to the alliance and pursuant to the provisions of Article 10 of Law No. 86-912 of August 6, 1986, its right to introduce a "poison pill" share into the share capital of Snecma. In consideration for waiving this right to introduce a "poison pill" share, the French State requested the transfer to it of adequate contractual rights for the protection of national interests.

Under these conditions, a tripartite agreement substituting the "poison pill" share was signed by Sagem, Snecma and the French State, the main terms and conditions of which are presented in Section 1.4.11 of the prospectus for the public offer targeting Snecma shares launched by Sagem. This agreement was approved by the Board of Directors of your Company on December 14, 2004 and signed on December 21, 2004.

Director concerned: Mr. Mario Colaiacovo, Chairman of the Sagem SA Supervisory Board and member of the Snecma Board of Directors.

Agreements approved during previous years which continued during 2004

In addition, pursuant to the Decree of March 23, 1967, we have been informed that the following agreement, approved in prior years, has continued during 2004.

With FAMAT

General management services are invoiced by Snecma under the July 27, 1981 agreement. Your company invoiced €253,980 pursuant to this agreement during 2004.

Neuilly and La Défense, February 17, 2005

The Auditors

DELOITTE & ASSOCIES

Jean-Paul Picard Jean-Marc Lumet

MAZARS & GUERARD

Michel Rosse Jean-Marc Deslandes

This is a free translation of the original text in French for information purposes only. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

5.4. AUDITOR AND NETWORK MEMBER FEES PAID BY THE GROUP

	Deloitte, Touche & Tohmatsu		Mazars & Guérard		Deloitte, Touche & Tohmatsu		Mazars & Guérard	
	Amount	%	Amount	%	Amount	%	Amount	%
(in € thousands)	2003		2003		2004		2004	
Audit								
Statutory Audit, certification, review of consolidated financial statements	2,260	94%	1,516	92%	2,944	81%	2,022	73%
Additional engagements	8		136	8%	652	18%	739	27%
Sub-total	*2,268*	*95%*	*1,652*	*100%*	*3,596*	*99%*	*2,762*	*100%*
Other services								
Legal, tax, employee-related	128	5%	0	0%	54	1%	0	0%
Information technology			0		0	0%	0	0%
Internal audit			0		0	0%	0	0%
Other		0%	0	0%	0	0%	0	0%
Sub-total	*128*	*5%*	*0*	*0%*	*54*	*1%*	*0*	*0%*
TOTAL	2,396	100%	1,652	100%	3,650	100%	2,762	100%

CHAPTER 6 CORPORATE GOVERNANCE

6.1 COMPOSITION AND OPERATION OF ADMINISTRATION AND MANAGEMENT BODIES

6.1.1 Board of Directors

6.1.1.1 Composition of the Board of Directors

The acquisition by Sagem of 83.39% of the share capital of Snecma pursuant to the public share offering carried out by this latter (see Chapter 7 hereafter), led to the transfer of the majority of Snecma share capital to the private sector and the end of the terms of office of the directors representing the French State and the directors representing employees, elected pursuant to the provisions of Law No. 83-675 of July 26, 1983 concerning the Democratization of the Public Sector. As of the filing date of this corporate information document, the members of the Snecma Board of Directors were as follows:

Full name, age, term of office and main position within the Company	Term of office	Main position outside of the Company	Other positions and duties and terms of office
Jean-Paul Béchat 62 years old Chairman and Chief Executive Officer Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009		*Chairman of the Sagem Management Board* *Director* of Alstom, Sogepa and Aéroports de Paris Honorary Chairman of GIFAS
Mario Colaiacovo 63 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009	Chairman of the Sagem Supervisory Board	*Director* of CDR, MMA Vie and MMA IARD, CIC Finance and CIC Capital-Développement, Permanent representative of Impex on the Board of Directors of Banque Transatlantique (CIC Group)
Patrice Durand 51 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009		
Shemaya Lévy 57 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009	Member of the Supervisory Board of Groupe Ségula Technologies	*Director* of Nissan Motor Company, Renault Finance and Renault Espagne
Jean-Marc Forneri 45 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009	Founding Chairman of Bucéphale Finance	*Director* of Bonnasse Lyonnaise de Banque, Perseus Participations, ICE Incorporated (USA) and IPE limited (UK) *Member* of the Supervisory Board of Balmain S.A.
Dominique Paris 63 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009		*Directors* of Snecma Moteurs,
Jean Rannou 62 years old Director representing shareholders	*Appointment:* Shareholders' meeting of May 25, 2004 *Expiration of term of office:* July 1, 2009	Member of the Franco-British Council, Member of the Improvement Council of the National Gendarme Officer School, Associate member of the National Air and Space Academy	*Director* of Aéro-Club de France, Institut Français des Relations Internationales (IFRI) and Institut de radioprotection et de sûreté nucléaire (IRSN)

With a view to the transfer of Snecma to the public sector, the shareholders' meeting of December 15, 2004 approved an amendment to the Company Articles to bring them into compliance with Article 8.1 of the August 6, 1986 Privatization Act, subject to the condition precedent of the settlement-delivery of the public offer.

Following the settlement-delivery of the public offer on March 17, 2005, Article 14 of the Company Articles is amended as follows:

"The Board of Directors comprises sixteen members:

- twelve members representing shareholders, appointed by shareholders at a general meeting,
- three members representing employees and one member representing employee-shareholders appointed in accordance with the conditions laid down in the Companies Act of July 24, 1966 (Law No. 66-537)."

Pursuant to the provisions of Article L225-24 of the Commercial Code, the Board of Directors has a period of three months in which to make temporary appointments in order to increase its numbers to the requisite amount. The Board of Directors does not intend to make any such temporary appointments prior to the merger/absorption of Snecma by Sagem scheduled for May 11, 2005.

6.1.1.2 Government commissioner, censors

Government commissioner

The government commissioner acts on behalf of the French State in the implementation of defense markets and in the auditing of the related costs. He oversees the French State's interests in the defense sector in relation to strategic aspects of Snecma's industrial policy. He has the broadest powers of investigation in order to enforce the French State's control over weapons markets. He is convened to all meetings of the Board of Directors, as well as to all meetings of the shareholders.

Mr. Yves Jourdan was appointed as government commissioner to the Company by order of the Minister of Defense dated December 15, 2002.

Censors

The Company Articles stipulate that the Board of Directors may appoint one or more censors to inform and counsel Board members and attend Board meetings in an advisory capacity. As of the date this corporate information document was filed, no censors had been appointed.

6.1.1.3 Activities of the Board of Directors

Powers of the Board

The Board of Directors determines the Company's strategy and ensures its implementation. Subject to the powers expressly reserved by law for shareholder meetings, and within the limits of the Company's corporate purpose, the Board of Directors reviews all issues concerning the Company's business and adopts resolutions in connection therewith.

The Board of Directors performs controls and verifications as it deems appropriate.

In addition, the Company Articles detail a number of decisions that must be submitted to the Board of Directors for prior approval. Such decisions concern the Group and comprise:

a) transactions or decisions which may affect Group strategy or important policy matters as to its future direction;

b) strategic alliance agreements and financial and industrial cooperation agreements;

c) adoption of a multi-year strategic plan including annual budgets;

d) major transactions which alter the scope of the Group's activities;

e) major acquisitions or sales of shares or assets, including capital contributions (either made or received);

f) major transactions which may alter the financial structure of the Group;

g) major transactions involving the granting or subscription of loans, borrowings, credits or advances; and

h) major transactions involving the sale of real property, the granting of collateral, as well as guarantees, endorsements and other securities.

Transactions or decisions are considered material if they will affect the assets, liabilities or annual revenues of the Company during any of the next three years:

- in an amount which exceeds 6% of the consolidated shareholders' equity of the Group at the end of the previous period for items d) and e); and/or
- in an amount which exceeds €150 million at 1999 values, for items f) to h), with the €150 million limit being adjusted annually to take into account the inflation rate since 1999.

Board meetings

The Board of Directors meets as often as necessary in the interests of the Company.

The Board met 7 times during 2004, with an average attendance rate of 86%. Other than discussions related to the usual functions of the Board (approval of accounts and management documents, convening shareholders' meetings, *etc.*), among other things, the Board debated the opening of the Company's share capital and the proposed merger of Snecma and Sagem.

Internal regulations and Director's Charter

The activities of the Board of Directors are governed by internal regulations, which were adopted by the Board of Directors on September 14, 2004.

The Internal Regulations include a Director's Charter that defines the duties of Board members, namely to act in the interest of the Company and all its shareholders under all circumstances, inform the Board of any conflict of interest situation, devote the time necessary to prepare the Board's business, regularly attend Board and committee meetings, and safeguard the confidentiality of information that is communicated.

The Internal Regulations describe, among other things, the organization and operational procedures of the Board committees.

Board performance evaluation, independence of Directors

The Board of Directors has not initiated any performance evaluation procedures.

The Chief Executive Officer does not receive directors' fees, nor do the Directors representing the French State or the Directors representing employees.

6.1.2 Board of Directors' Committees

There are three Board of Directors' committees:

— the Audit and Accounts Committee;

— the Strategy Committee; and

— the Appointments and Compensation Committee

Their composition, roles and operating procedures are defined in the Board's Internal Regulations.

6.1.2.1 The Audit and Accounts Committee

The Audit and Accounts Committee has three members: Mr. Patrice Durand (Chairman), Mr. Jean-Marc Forneri and Mr. Dominique Paris.

Its role is twofold. First, to examine the financial statements in detail in order to inform the Board of Directors of their content and their presentation to the general public and, second, to gain an understanding of internal and external control procedures and ensure that such procedures provide satisfactory coverage of risk areas.

It meets when convened by its chairman or one of its members, and, at a minimum, prior to each Board meeting for which the agenda includes a committee issue. The committee chairman, or a member designated to this effect, reports to the Board of Directors on the business of the Audit and Accounts Committee.

In 2004, the Audit and Accounts Committee comprised four members (Mr. Patrice Durand (Chairman), Mr. Jean-Marc Forneri, Mr. Dominique Paris and Mr. Jean-Yves Leclercq) and met four times

The main subjects discussed by the Committee in 2004 were as follows:

— Review of the individual and consolidated financial statements,

— Review of financial communications documents,

— Presentation of the budget,

— Work performed on the transition to IFRS,

— Internal control and risk supervision procedures and presentation of the draft Chairman's report,

— Monitoring of the internal audit program.

6.1.2.2 Strategy Committee

The Strategy Committee has three members: Mr. Jean Rannou (Chairman), Mr. Jean-Paul Béchat and Mr. Shemaya Lévy.

It is responsible for informing the Board of Directors on issues concerning the Group's strategy and development, as well as the current position and growth perspectives of its scope of activities and alliances.

It meets when convened by its chairman as often as necessary in the interests of the Company, prior to each Board meeting for which the agenda includes a committee issue, and at least once annually. The committee chairman, or a member designated to this effect, reports to the Board of Directors on the business of the Strategy Committee.

In 2004, the Strategy Committee comprised six members (Mr. Jean Rannou (Chairman), Mr. Jean-Paul Béchat, Mr. Christophe Burg, Mr. Michel Wachenheim, Mr. Jean-Yves Leclercq and Mr. Shemaya Lévy) and met four times.

The main subjects discussed by the Committee in 2004 were as follows:

— Presentation of projects concerning the opening of the share capital and the Sagem/Snecma merger,

— Analysis of current projects concerning investments, acquisitions, divestments, subsidies and/or repayable advances.

The Committee also analyzed the position of service activities within the Group.

6.1.2.3 Appointments and Compensation Committee

The Appointments and Compensation Committee has three members: Mr. Mario Colaiacovo (Chairman), Mr. Jean-Marc Forneri and Mr. Shemaya Lévy.

It is responsible for examining the operation and structure of the Board of Directors, the composition of the Group Executive Committee and the appraisal of its members, as well as matters relating to their compensation.

In 2004, the Committee comprised five members (Mr. Mario Colaiacovo (Chairman), Mr. Jean-Marc Forneri, Mr. Shemaya Lévy, Mr. Christophe Burg and Mr. Jean-Yves Leclercq), and met three times.

6.1.3 Internal Control

Pursuant to the application of the Financial Security Act (*Loi de Sécurité Financière*), Snecma decided to formally document its internal control procedures based on the COSO* international framework.

The Group defines internal control as a process implemented by its Board of Directors, management and personnel to provide reasonable assurance as to the realization of the following objectives:

- the implementation of Company strategies and the effective conduct of operations;
- the fairness and reliability of financial reporting; and
- compliance with applicable laws and regulations.

Internal control thus contributes to the safeguarding of assets and the prevention of any organizational dysfunctions.

* COSO: Committee of Sponsoring Organizations of the Treadway Commission

6.1.3.1 Internal control environment

Snecma is a decentralized corporate group, in the sense that each subsidiary directly manages the operational aspects related to its activity. The Group's legal structure was designed to be as simple as possible, with each subsidiary having a uniform portfolio of activities.

The Snecma holding structure plays a decision-making, management, coordination and technical support role in various areas. Its main components are:

- Group level executive management charged with, in particular, developing internal synergies;
- Group level executive management responsible for strategy and development;
- The senior vice-presidents of the Propulsion and Equipment branches, to whom the Chairman delegates his authority, on a permanent or occasional basis, to monitor the activity of companies belonging to their respective branches for purposes of:
  - setting objectives,
  - monitoring results, and
  - coordinating actions with central operations management;
- The senior vice-president of economic and financial affairs, who oversees the financial management of subsidiaries and centralizes and coordinates financing, cash, tax, budget process, reporting, consolidation of the accounts and mergers/acquisitions.
- The senior vice-president of social and institutional affairs, who coordinates, for the Group, the drafting of the social policy and internal and external communications in close conjunction with Branch general management and the chairmen and human resource directors of the different Group companies.

  He has authority over the following departments: Group communication, institutional relations, employment relations, sustainable development and the division responsible for safeguarding the Group and its assets.
- the Secretary General who, in addition to his role of secretary to the Board of Directors, is responsible for defending Group interests, ensuring the protection and growth of its assets and developing its entities. He works with the risk department, the Group's internal audit department, the legal department, and the real-estate and insurance department.

  He identifies the key risks facing the Group and assesses the probability and impact of such risks on the economy and Group results. He ensures the implementation of adequate prevention measures and coverage, within the framework of the policy defined by the Group Risk Committee.

An Ethics Charter, communicated throughout the Group, sets out the principles governing the conduct of personnel, so as to better protect the image and assets of the Company. Each subsidiary is responsible for its implementation in day-to-day operations. It is now included in the procedures manual.

The aviation environment in which the Group carries out its activities imposes rigorous standards in terms of product safety and environmental impact. Various regulatory and certification authorities ensure compliance with these standards, and the Group has always implemented the measures necessary to guarantee, from the design stage, a maximum level of product safety (ISO 9000 and 14000 standards).

6.1.3.2 Identification of risks

Since 2002, the Group has conducted a global risk management policy, steered by the Group Risk Committee.

The main risks likely to affect the Group were in this way defined and are regularly updated. The list of definitions is submitted to the Board of Directors' Audit and Accounts Committee and the Group Risk Committee for review.

6.1.3.3 Internal control procedures

After an inventory in 2003 of current management procedures within the main Group companies, a specific internal control documentation project was launched in 2004.

At Group parent company level, it was considered necessary to combine within a single summary document all the procedures concerning its areas of competence, as well as the key elements enabling it to perform its decision-

making, management, coordination and implementation role with respect to the subsidiaries. This summary document is currently being finalized.

In terms of financial and accounting reporting procedures, the Group:

- possesses a consolidation manual which was updated in connection with the implementation of the Magnitude software package during 2003.

  The new software package contains the controls necessary to ensure consistency among the various elements constituting the consolidation reporting packages.

  The submission of a consolidation reporting package by a Group company is accompanied by formal validation by the company's financial director.

  The work schedule of the external auditors of each company includes the verification of the consolidation reporting packages sent to the Group parent company.

- receives two representation letters signed by the Chairman and the Financial Director of the main Group companies, the first concerning the true and fair view presented by the financial statements, signed by the Chairman and the Financial Director and the second concerning internal control, signed by the Chairman alone.

- applies, for accounting purposes, French regulatory texts and the recommendations presented in the GIFAS professional accounting guide (*Groupement des Industries Françaises Aéronautiques et Spatiales*).

- will apply the new International Financial Reporting Standards (IFRS) commencing with the publication of the 2005 interim financial statements.

  The main principles applicable under this new framework will be integrated during 2005 into a Group accounting manual, aimed at ensuring compliance by the Group with the new standards.

  These main principles, and the impact of IFRS transition, will be reviewed by the Audit and Accounts Committee and the Board of Directors.

6.1.3.4 Reporting and communication

Each year, the budget and planning process results in the formalization at Group level of objectives to be met for each subsidiary.

A budget committee examines actual figures each quarter, defines any corrective measures necessary and validates, where appropriate, new objectives for the year.

The subsidiaries prepare monthly budget and financial reports regarding their activity. Monthly meetings are held that include the senior vice-president of economic and financial affairs and the financial directors of the subsidiaries in order to follow-up and comment on reporting elements.

On a weekly basis, Group parent company executive management receives a report from each subsidiary summarizing the main events concerning its activity.

The main procedures governing Group operations are assembled in a documentation system (*Système Documentaire Procédures Société*), accessible via the Group intranet.

6.1.3.5 Internal control management

The general internal control process is supervised, according to each area of responsibility, by the Group parent company management team, which relies on various centralized management teams, on the Group's internal audit department and on the special internal control roll-out project launched during the second half of 2003 (phase 1) and in the second half of 2004 (phase 2).

In particular, the Group's internal audit and internal control department is responsible for continually ensuring the proper understanding and implementation of internal control procedures throughout the entire Group.

The Group's internal audit committee, led by the Group's internal audit director and made up of Snecma executive management representatives and the financial directors of the main companies of the Group, meets twice annually in order to:

- determine the general strategies concerning the audit plan, taking into account the specific assignments performed by the auditors;

- examine the main recommendations formulated by the auditors;
- duly note the main corrective measures initiated.

All of these procedures are described in the Group's internal audit charter.

The audit plan is approved by the committee of the chairmen of Group companies. It is then presented to the Audit and Accounts Committee of the Board of Directors.

6.1.3.6 Implementation of the Group internal control roll-out project

As indicated above, the Group decided to implement a special internal control project in 2003 covering the reliability of accounting and financial information.

The "internal control roll-out" steering committee, placed under the direct authority of the Chairman-Chief Executive Officer, meets at least twice a year. It determines the key project directions to be taken at Group level.

The project operating committee, chaired by the Group General Secretary and bringing together the financial directors of leading Group subsidiaries with the internal audit and control director, monitors project progress. A project manager and a dedicated project team coordinates activity at Group level.

During 2004, the Group implemented an internal control monitoring system with an organizational structure comprising a central team and managers appointed in each subsidiary concerned.

Four key accounting and financial information processes were selected:

- Accounting and financial control of programs
- Company account period-end procedures
- Purchases and supplier relations
- Cash management

The main Group subsidiaries and the parent company implemented a program covering the documentation and testing of key aspects of internal controls covering these processes.

More generally, internal control action plans were defined for the main subsidiaries.

The current scope of the project covers 75% of Group sales for the processes selected.

The auditors were provided with documents describing the approach, performed in addition to their own procedures.

Moreover, in October 2004, the Audit and Accounts Committee examined the various phases of the project and was informed of the main conclusions of the procedures carried out in 2004. It also examined this report.

6.1.3.7 Outlook for 2005 and action plan

Snecma Group aims to establish a continual internal control improvement momentum, encompassing the reliability of accounting and financial information. As such, the following measures will be implemented in 2005.

a) Sagem/Snecma merger

Following the scheduled merger of Sagem and Snecma, the resulting group will seek to combine the convergence and harmonization conditions of the internal control approaches adopted separately by the two groups prior to the merger.

b) Procedures manual

The accounting procedures documented in the Group procedures manual will be updated to bring them into line with International Financial Reporting Standards (IFRS).

c) Extension of the process monitoring scope

The documentation of key internal control aspects and tests on the correct application of processes not covered in 2004 and with a potential impact on the reliability of the accounts, will be completed for the 12 main Group subsidiaries.

As the appraisal approach is annual in nature, the four processes reviewed in 2004 will be re-appraised in 2005.

Five additional processes impacting the true and fair view presented by accounting and financial information have been selected:

- Preparation of accounting and financial data at consolidation level
- Sales and customer relations
- Payroll and personnel management
- Inventory management
- Investment

d) Extension of the scope of Group activities and audit

The remaining subsidiaries will be reviewed in order to assess their level of materiality at Group consolidated account level and thereby establish the extent of documentation and testing necessary under the internal control roll-out program.

The four processes analyzed in 2004 at the 12 subsidiaries and the parent company will be the subject of audit assignments in order to control the implementation of action plans concerning these processes and will be rolled-out to other Group subsidiaries in order to increase the rate of coverage at the end of 2005.

e) Additional internal control resources

An IT tool specifically dedicated to this project will be implemented enabling, in the long-term, the collation of all process and test procedure documentation concerning the key control aspects, the monitoring of action plans and the strategic management of the project.

6.1.3.8 Auditors' report, prepared in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code, on the report prepared by the Chairman of the Board of Directors of Snecma S.A., with respect to the internal control procedures for the preparation and treatment of financial and accounting information — Year ended December 31, 2004

In our capacity as auditors of Snecma S.A., and in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your Company in accordance with Article L. 225-37 of the French Commercial Code for the year ended December 31, 2004.

It is the Chairman's responsibility to report to you, in particular, on the conditions governing the preparation and organization of the Board's activities and the internal control procedures implemented by the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and treatment of financial and accounting information.

We have performed our procedures in accordance with the professional guidelines applicable in France. These guidelines require that we perform procedures to assess the fairness of the information set forth in the Chairman's report with respect to internal control procedures relating to the preparation and treatment of the financial and accounting information. These procedures mainly consisted of the following:

- familiarizing ourselves with the general organization of internal controls with a view to Company objectives, and notably with regards to the reliability of accounting and financial information, as well as the internal control procedures relating to the preparation and treatment of this information, as presented in the Chairman's report;
- familiarizing ourselves with the procedures underlying the information presented in the report.

On the basis of our procedures, we have no comment to make on the information given in respect to the internal control procedures relating to the preparation and treatment of financial and accounting information, set forth in the report of the Chairman of the Board of Directors, prepared in accordance with the last paragraph of Article L. 225-37 of the French Commercial Code.

Neuilly and La Défense, February 17, 2005

The Auditors,

Deloitte & Associés		Mazars & Guérard	
Jean-Paul Picard	Jean-Marc Lumet	Michel Rosse	Jean-Marc Deslandes

This is a free translation of the original French text for information purposes only.

6.1.4 Executive management

6.1.4.1 Concurrent positions of Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the decision taken by the Board of Directors' meeting of December 17, 2002, in accordance with the New Economic Regulations Law of May 15, 2001, the functions of the Chief Executive Officer are exercised by the Chairman of the Board of Directors.

6.1.4.2 Powers of the Chief Executive Officer

The Chief Executive Officer represents the Company in its dealings with third parties. Subject to the powers expressly conferred by law to shareholder meetings or the Board of Directors, and within the limit of the Company's corporate purpose, the Chief Executive Officer has any and all powers to act on behalf of the Company for all purposes.

In its dealings with third parties, the Company is also bound by *ultra vires* acts of the Chief Executive Officer, unless it can demonstrate that such third party was aware or should have been aware, under the circumstances, that the act was *ultra vires*, noting however, that the mere filing of the Company Articles shall not be deemed sufficient evidence thereof. The provisions of the Company Articles or the resolutions of the Board of Directors that restrict the scope of powers of the Chief Executive Officer are not enforceable against third parties.

Limitations imposed by the Company Articles

The Company Articles list the decisions pertaining to Snecma Group that must be submitted to the Company's Board of Directors for approval. These limitations of power, described in section 6.1.1.3 above, also apply to the Snecma Chairman and Chief Executive Officer.

Limitations decided by the Board of Directors

Pursuant to the decision of the Board of Directors' meeting of June 4, 2002, the Company's Chairman and Chief Executive Officer cannot alienate or mortgage any Company property in an amount greater than €10 million without the prior authorization of the Board of Directors.

6.1.5 Executive Officers

At the date of filing of this corporate information documents, the Snecma Group Executive Committee was as follows:

Name	Title	Date of appointment	Age
Jean-Paul Béchat	Chairman and Chief Executive Officer	June 1996	62
Dominique Paris	Group Deputy Chief Executive Officer Development of Internal Synergies	January 2004	63
Yves Imbert	Group Deputy Chief Executive Officer Strategy and Development	January 2004	63
Jean-Paul Herteman	Senior Vice-President Propulsion branch	January 2004	54
Dominique Hédon	Senior Vice-President Equipment branch	January 2004	54
Dominique-Jean Chertier	Senior Vice-President Social and Institutional Affairs	November 2003	54
Noël Gauthier	Senior Vice-President Economic and Financial Affairs	October 2004	57
Alain Marcheteau	Secretary General	October 2004	60
Alain Bosser	Adviser to the Chairman	October 2004	62

Jean-Paul Béchat (62 years old). Chairman and Chief Executive Officer of Snecma since June 1996, Jean-Paul Béchat began his career with the Group in 1965 and held various industrial positions until 1974. From 1974 to 1978, he was Production Director at Hispano-Suiza and Assistant Technical Director of Snecma from 1979 to 1981. He served as Director of Work Relations of Snecma in 1981, followed by Deputy Director of Industrial Affairs and then Senior Vice-President of Hispano-Suiza from 1982 to 1985. He was Deputy Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Messier-Bugatti from 1986 to 1994. In June 1994, he left the Group to become Chairman and Chief Executive Officer of SNPE, a position which he held up until his appointment to his current position. Mr. Béchat has also been a Board member of GIFAS since 1988 and

was named honorary president after having been President from July 1997. Mr. Béchat is a graduate of the Ecole Polytechnique and holds a Master of Sciences from Stanford University.

Dominique Paris (63 years old). Group Deputy Chief Executive Officer since January 2004, mainly in charge of the Development of Internal Synergies, Dominique Paris joined the Group in 1972 after having held various research, physics and information technology positions within several French companies. From 1972 to 1985, he served in various industrial capacities within the Group. He was Director of Commercial Programs within Snecma from 1985 to 1990, Chief Executive Officer of Messier-Bugatti from 1991 to 1994, Chairman and Chief Executive Officer of Messier-Eram in 1994, Chairman and Chief Executive Officer of Messier-Dowty S.A. and Chief Executive Officer of Messier-Dowty International from 1995 to 1998, Chairman and Chief Executive Officer of Messier-Dowty International in 1998 and 1999, Chairman and Chief Executive Officer of Snecma Moteurs from 2000 to 2002, and finally Chief Executive Officer of the Snecma Propulsion branch in 2002 up until his appointment to his current position. Mr. Paris is a graduate of the Ecole Nationale Supérieure des Télécommunications and holds a Master of Sciences in Physics from the University of Illinois.

Yves Imbert (63 years old). Group Deputy Chief Executive Officer in charge of Strategy and Development since January 2004, Yves Imbert joined the Group in 1967 and held various industrial positions until 1984. He was Procurement Director for Snecma from 1984 to 1991, Chairman and Chief Executive Officer of Sochata (renamed Snecma Services) from 1991 to 1996, Chairman and Chief Executive Officer of Hispano-Suiza from 1997 to 1998, Deputy Director of Strategy and Development of Snecma from 1998 to 1999, and finally Senior Vice-President, Group Strategy and Development, and Chief Executive Officer of the Equipment branch until his appointment to his current position. Mr. Imbert is an Ingénieur Civil des Mines de Paris, holds a Master of Sciences from Stanford University and an engineering doctorate from Faculté d'Orsay.

Jean-Paul Herteman (54 years old). Senior Vice-President of the Propulsion branch since January 2004, Jean-Paul Herteman worked for the *Délégation Générale pour l'Armement* before joining the Snecma Group in 1984. He has held various technical, industrial and commercial positions and, in particular, served as Vice-Chairman of CFM International. He was Chief Executive Officer of the Engines-Missiles branch of Snecma Moteurs from 1999 to 2002 and served as Chairman and Chief Executive Officer of Snecma Moteurs from 2002 until his appointment to his current position. Mr. Herteman is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure de l'Aéronautique et de l'Espace.

Dominique Hédon (54 years old). Senior Vice-President of the Equipment branch since January 2004, Dominique Hédon began his career in 1973 at the *Centre d'Essais des Propulseurs* in Saclay and, as from 1977, worked within the Aeronautical Programs Technical Department. He joined the Snecma Group in 1980, serving as Director of CFM56 Programs until 1985, Director of Management and Planning from 1985 to 1988, Director of Messier-Bugatti divisions from 1988 to 1991 and Director of Snecma Civil Engines from 1991 to 1993. In 1993, he worked for the U.S. engine constructor AlliedSignal (Honeywell) as European Sales and Customer Support Manager until 1995, and then as Director of Civil Engines in Phoenix, Arizona from 1995 to 2003. In 2003, he joined Snecma as Senior Vice-President, Industrial Strategy until his appointment to his current position. Mr. Hédon is a graduate of the Ecole Polytechnique and the Ecole Supérieure d'Aéronautique.

Dominique-Jean Chertier (54 years old). Senior Vice-President, Social and Institutional Affairs since November 2003, Dominique-Jean Chertier began his career in 1976 within the Department of International Business at Renault. From 1982 to 1986, he worked for the Sacilor group as Director of Labor Relations. He was then Director of Human Resources and a member of the Executive Management Committee at Air Inter from 1986 to 1992, and managing director of the UNEDIC unemployment benefits management organization from 1992 to 2002. In March 2002, he joined the Snecma Group as Deputy Director of Human Resources. In May 2002, he was appointed social affairs advisor to the French prime minister, before taking up his current position within the Snecma Group in November 2003. Mr. Chertier holds an Arts postgraduate certificate and is a graduate of Celsa.

Noël Gauthier (57 years old). Senior Vice-President of Economic and Financial Affairs since October 2004, Noël Gauthier joined Snecma Group in 1984 as a manager in the Financial Management Department before being appointed Head of the Financial Management Department in 1984. He was appointed Assistant Financial Director in 1990 at the Snecma head office and then occupied the position of Financial Director from 1994 until his appointment to his current position.

Alain Marcheteau (60 years old). Senior Vice-President for Corporate Affairs since October 2004, Alain Marcheteau was previously a Director at the Ministry of Transport from 1971 to 1975 and at the Treasury Department from 1975 to 1981. He successively became Treasurer, Financial Director and Senior Vice President (Finance and Subsidiaries) of Air France between 1981 and 1991. Mr. Marcheteau was the Chief Financial Officer of Compagnie de Suez from 1991 to 1996, Chairman and Chief Executive Officer of ISM, a subsidiary of

Crédisuez, from 1996 to 1998, then Associate Director within the Executive Board of Suez-Lyonnaise des Eaux from 1998 to 1999, when he joined Snecma Group as Senior Vice-President of Economic and Financial Affairs, a position he occupied until his appointment to his current position. Mr. Marcheteau is a graduate of Institut d'Etudes Politiques in Paris and the Ecole Nationale d'Administration and holds a graduate degree in law.

Alain Bosser (62 years old). Adviser to the Chairman since October 2004, Alain Bosser previously worked at the Institut Atlantique from 1964 to 1968 then on the Commissariat Général du Plan from 1969 to 1973, acting principally as assistant spokesman for the *Commission de l'industrie du VIe Plan.* He joined the Group in 1973 and was primarily responsible for the financial management of Snecma before serving as Chief Financial Officer of Messier-Bugatti from 1983 to 1991. He served as Director of Snecma Subsidiaries and Investments from 1991 to 1997 and then Secretary General until his appointment to his current position. Mr. Bosser has a graduate degree in Economics.

6.2 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS AND STOCK OPTIONS HELD

6.2.1 Compensation of directors and executive officers

The following table presents the compensation paid by the Company to directors and executive officers in 2004:

	Amounts in €
Jean-Paul Béchat	770,662.20(1)
Dominique Paris	449,036.00(1)
Frédéric d'Allest	0.00(2)
Michel Bernard	3,048.98
Bruno Revellin Falcoz	3,048.98
Emile Blanc	4,573.47
Jean Rannou	12,500(2)
Shemaya Lévy	12,000(2)
Mario Colaiacovo	13,786.74(2)
Patrice Durand	17,073.47(2)
Jean-Marc Forneri	13,000.00(2)

(1) Gross compensation (Jean-Paul Béchat and Dominique Paris did not receive any directors' fees)

(2) Directors' fees

No compensation was paid to directors and executive officers by any Group companies other than Snecma S.A.

The Company paid directors' fees of €79,031.64 in respect of 2004, including additional fees paid to members of Board committees. The directors' fees were allocated, on the basis of regular attendance, to directors appointed for their specific expertise, with the exception of the Chairman and Chief Executive Officer and the shareholder representative appointed by the shareholders' meeting (excluding Dominique Paris). The Chairman and Chief Executive Officer does not receive directors' fees, as is the case for directors representing the French State and directors representing employees.

Mr. Jean-Paul Béchat received annual gross fixed compensation of €596,312.20 for 2004, as well as variable compensation of €170,893.00 paid in 2004 for achievements attained in 2003 and based on the profitability of consolidated operating income. These elements of compensation are notified by the French State to the Company[1].

Mr. Jean-Paul Béchat is a member of the complementary retirement plan with fixed contributions for engineers and executives of the Company, as well as the insurance plan available to all employees of the Company. In 2004, the amount of corresponding payments was €18,506.00. Mr. Jean-Paul Béchat does not have, with the Company or with other companies of the Group, any other retirement benefits or other benefits *ad hoc* relating to severance packages.

Having formerly been an employee of Snecma, Mr. Jean-Paul Béchat's employment contract has been suspended for the duration of his term of office. Upon issue of his term of office, he will be reintegrated as an employee earning an amount equivalent to the compensation received while exercising his duties as a director and officer of the Company.

(1) As from January 1, 2005, the Chairman's compensation is determined by the Board of Directors, via the Compensation Committee.

6.2.2 Executive management share ownership

Directors, other than those representing employees or appointed by decree, must hold at least one share in the Company.

As of the filing date of this corporate information document, the members of the Board of Directors held 13,208 shares in the Company, including 10,015 shares held by the Chairman and Chief Executive Officer.

6.2.3 Stock options

To date, the Company has not allotted any stock options.

6.2.4 Information on related party transactions

Except for transactions involving Group companies, the auditors' special report on related party transactions for the year ended December 31, 2004 (see section 5.3.7) mentions two transactions falling within the scope of Articles L. 225-38 *et seq.* of the French Commercial Code.

These are:

— an industrial, commercial and financial cooperation agreement between Snecma and Sagem,

— an agreement between the French State, Sagem and Snecma concerning strategic assets and subsidiaries in the defense sector.

6.2.5 Loans and guarantees granted to directors and executive officers

None.

6.3 PROFIT-SHARING

6.3.1 Statutory profit-sharing (participation)

For each Group company, statutory profit-sharing linked to company results is governed by applicable legal provisions, with the exception of Snecma for which there is a specific calculation formula.

Total amounts paid by all Group companies in respect of the last six years were as follows:

	(in € millions)
1999	13
2000	40
2001	53
2002	25
2003	29
2004	31

6.3.2 Optional profit-sharing *(intéressement)*

For each Group company, aggregate optional profit-sharing may not exceed 5% of payroll. The principal underlying criterion is an improvement in the economic performance of each company.

The profit-sharing amount is usually determined based on the ratio of operating income to sales. Profit-sharing is paid when this ratio (operating income/sales) reaches a certain threshold. This indicator is often accompanied by performance criteria adapted to the economic position of each company.

Total amounts paid by all Group companies in respect of the last six years were as follows:

	(in € millions)
1999	37
2000	30
2001	40
2002	26
2003	29
2004	33

6.3.3 Company stock savings plan

A Company Stock Savings Plan has been set up for each Group company. The plan is funded by profit-sharing or by voluntary contributions (*e.g.*, optional profit-sharing). The Company's contribution consists of assuming all management costs. Employees who subscribe to the plan may request that their contributions be invested in one of the Group's *fonds commun de placement* (*FCPE*s or mutual funds).

Several types of mutual funds are generally available:

- Security *FCPE*;
- Dynamic *FCPE*;
- Mixed *FCPE*;
- Ethical investment *FCPE*.

6.3.4 Group stock savings plan

A Group Stock Savings Plan is a collective savings scheme, offering all employees of member companies the ability to participate, with the assistance of such companies, in the creation of a portfolio of marketable securities.

It enables employees to:

- accumulate savings under attractive financial terms and conditions,
- acquire Snecma shares as part of the public offering

The Snecma Group Stock Savings Plan:

- was used for the purposes of the first employee shareholding transaction in June 2004,
- will receive some of the shares purchased during the upcoming employee shareholding transaction scheduled for April 2005.

Several types of mutual funds are available:

- Investment *FCPE*, for voluntary payments invested in Snecma shares,
- Contribution *FCPE*, for shares subscribed under plans involving a company contribution,
- Leveraged *FCPE*, for shares subscribed under leveraged plans,
- Dynamic *FCPE*.

6.4 SHARE OWNERSHIP

On the opening of Snecma share capital to private investment, 10% of the share capital floated on the market was reserved for current and former employees of the Group in France and abroad, *i.e.* 3.5% of the share capital.

The tranche reserved for employees was subscribed in full and 57% of French employees subscribed for shares.

Four schemes were proposed to employees for the purchase of these shares:

- an immediate availability plan
- a plan offering a 20% discount but blocking shares for 2 years
- a plan including a contribution by the Company
- a leveraged plan with a bank complement.

Under the first two plans, the shares could be held in a stock savings plan (*PEA*), a securities account or the "Snecma Opening" *FCPE* specially created for this purpose. For shares purchased under the other two plans, investment in the dedicated *FCPE*s of the Group Stock Savings Plan was mandatory.

6.5 STOCK OPTIONS

To date, the Company has not allotted any stock options.

CHAPTER 7 RECENT DEVELOPMENTS AND OUTLOOK

Sagem and Snecma alliance

Snecma and Sagem signed a Memorandum of Understanding (the "Memorandum") in November 2004, targeting the combination of their activities via a public offering for Snecma shares (the "Public Offer"), immediately followed by the merger-absorption of Snecma by Sagem (the "Merger"), subject to approval by shareholders of the two companies at general meetings.

This alliance seeks to create a major player in the electronics and mechanical high technology sector, present in four businesses: aeronautical and space propulsion, aeronautical equipment, defense-security and telecommunications.

The reasoning behind the Sagem and Snecma alliance covers five key areas(2):

- achievement of critical mass in global markets;
- strengthening of innovative capacity;
- positioning in three markets with different economic cycles;
- the creation of new commercial outlets through the incorporation of electronic products in aeronautical systems and equipment;
- high level of employee share ownership.

With a view to the transfer of Snecma to the private sector, which would follow the successful completion of the Public Offer; the Board of Directors of Snecma on December 14, 2004 and the Supervisory Board of Sagem on December 20, 2004, in accordance with the provisions of Decree No.93-1041 of September 3, 1993, as amended, approved a draft industrial, commercial and financial agreement, subsequently signed on December 21, 2004. The objectives of this agreement were published in the Official Journal of the French Republic on December 2, 2004.

The desire to protect national interests and preserve national independence, led the French State to contact Snecma and Sagem and advise them of its intention to exercise, with respect to the alliance and pursuant to the provisions of Article 10 of Law No. 86-912 of August 6, 1986, its right to introduce a "poison pill" share into the share capital of Snecma. In consideration for waiving this right to introduce a "poison pill" share, the French State requested the transfer to it of adequate contractual rights for the protection of national interests. A tripartite agreement was signed by Sagem, Snecma and the French State on December 21, 2004(3).

The Public Offer was filed with the AMF (*Autorité des Marchés Financiers*, French Securities Regulator) on December 27, 2004, and was accepted by the AMF on January 11, 2005 (see. Decision and Financial Information No.205C0060 dated January 13, 2005). On January 17, 2005, the AMF awarded visa No.05-0017 to the prospectus produced jointly by Sagem and Snecma.

Within the context of the Public Offer, Sagem offered Snecma shareholders, firstly, the possibility to exchange their Snecma shares for Sagem shares at an exchange parity of 15 Sagem shares for 13 Snecma shares.

Secondly, Sagem offered to purchase the shares held by Snecma shareholders at a price of €20 per share, up to an overall maximum of 62,500,000 Snecma shares.

Following completion of the Public Offer, which took place between January 19, 2005 and February 23, 2005, Sagem purchased 225,237,614 Snecma shares representing 83.39% of Snecma share capital and 84.27% of voting rights. The contribution by the French State of 145,687,168 Snecma shares to the Public Offer, or 53.94% of Snecma share capital and 54.51% of voting rights, led to the transfer of the majority of the Snecma share capital to the private sector.

Pursuant to the Memorandum, the general shareholders' meetings of Sagem and Snecma convened to approve the Merger will be held on May 10, (Snecma) and May 11, (Sagem) 2005. The merger parity proposed will be identical to the Public Offer exchange parity, unless an internal or external event with a material impact on the valuation of Sagem and/or Snecma, requires the revision of the merger parity.

In accordance with regulations, a draft Document E will be filed with the AMF, with a view to its registration at least one month prior to the Sagem and Snecma shareholders' meetings.

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(2) These items are developed in the joint prospectus registered by the AMF on January 17, 2005 under the number 05-0017.

(3) The contents of this agreement are described in the joint prospectus registered by the AMF on January 17, 2005 under the number 05-0017, section 1.4.11.

It is noted that by decision dated December 9, 2004 (Decision and Information No.204C1502), the AMF decided that Sagem need not file a squeeze-out bid for Snecma shares prior to the completion of the Merger, based on the provisions of Article 236-6 of AMF General Regulations.

It is also noted that by decision dated December 9, 2004 (Decision and Information No.204C1502), the AMF noted that the French State's interest in the share capital of Sagem may exceed the one-third threshold following the Merger, and granted the French State in this respect, based on Articles 234-8 3° and 234-9 of AMF General Regulations, a derogation from the obligation to file a public offer for Sagem shares.

Sale of Cinch Connectors Inc. and Cinch Connectors Ltd

Furthermore, the Board of Directors in its meeting of February 16, 2005, authorized the Chairman and Chief Executive Officer to sell the shares in its subsidiary Cinch Connectors Inc., held by Snecma USA Inc. to an investment fund. It also authorized the sale to the same investment fund by Cinch Connectors Ltd, a wholly-owned subsidiary of Snecma Ltd, itself a wholly-owned subsidiary of Snecma, of all its industrial and commercial activities.

CHAPTER 8 ORDINARY SHAREHOLDERS' MEETING OF TUESDAY, MAY 10, 2005

8.1 AGENDA

8.1.1 Reading of the Board of Directors' management report

8.1.2 Reading of the Auditors' reports

8.1.3 Approval of the company balance sheet and accounts for fiscal year 2004

8.1.4 Approval of the consolidated balance sheet and accounts for fiscal year 2004

8.1.5 Appropriation of net income

8.1.6 Approval of the agreements referred to in Article L.225-38 of the French Commercial Code

8.1.7 Replacement of a Director representing employees

8.1.8 Conferring of powers

8.2 BOARD OF DIRECTORS' MANAGEMENT REPORT TO THE ORDINARY SHAREHOLDERS' MEETING

Dear Shareholders,

We have convened this shareholders' meeting, in accordance with the law and the Company Articles, in order to report to you on the activities of your Company in 2004 and submit for your approval the annual financial statements for the year ended December 31, 2004 and the resolutions proposed by the Board of Directors.

The Auditors' reports on the performance of their engagement will also be read to you.

8.2.1 Major events of the year

8.2.1.1 Sector environment

2004 enjoyed a recovery in air traffic and saw the birth of numerous "low cost" airline companies, after three difficult years for the air transport sector and the aeronautical industry as a whole. The recovery in passenger traffic was evident across all geographical areas.

The International Civil Aviation Organization (ICAO) estimates growth in global passenger traffic realized by member State airline companies at approximately 14% in 2004 (including growth of 15% in international traffic).

Nonetheless, this growth rate is relative. It represents "catch-up" growth after the weak level of activity in 2003, affected by the war in Iraq and the SARS outbreak.

The financial position of airline companies remains poor, despite the recovery in traffic, primarily due to high fuel costs in 2004. The numerous cost reductions targeting other expense headings since 2001 have proved insufficient to offset the increase in fuel costs.

The International Air Transport Association (IATA) estimates that, as a whole, airline companies will report a net loss of US$5 billion for 2004. At the beginning of 2004, the IATA forecast net income of US$3 billion.

The position of airline companies, however, varies significantly between geographical areas.

In the U.S., the overall position of airline companies is critical. The Majors[(1)] (excluding low cost Majors: Southwest and America West), still fail to report an operating profit despite cost reduction measures implemented in recent years.

In Europe, while affected by the increase in crude oil prices, the airline companies reported an improvement in operating margins compared to 2003. The low cost companies, Easyjet and Ryanair, also confirmed their good financial health, despite being affected by current events.

In Asia, financial results were boosted by the marked recovery in passenger transport and dynamic cargo activity (Malaysian, Singapore). Cost reduction programs and price increases were able to mitigate the impact of higher fuel prices.

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(1) American Airlines, America West, Alaska, Continental, Delta, Northwest Southwest, United, US Airway

8.2.1.2 Snecma activities

Snecma was ready for this recovery and was able to take full advantage of the situation.

The key points of note with regard to activity and current programs are as follows:

- Snecma and General Electric's CFM56 engine consolidated its position:
  - over 220 CFM56-7 engines were sold, notably to GOL Transportes Aereos, Turkish, Airlines, Westset and Southwest.
  - over 330 CFM56-5B engines were sold to new customers: China Southern, Virgin America, Cebu, CSA; CFM56 engines power 57% of aircraft of the A320 family ordered in 2004.
- Engine contracts for the U.S. armed forces:
  - US Navy: the Boeing 737 MMA (Multi-mission Maritime Aircraft) is powered by the CFM56-7 engine.
  - US Coast Guard: Turbomeca was selected in March to supply Arriel 2C2-CG turbine engines for the reengineering of 96 HH-G5 "Dolphin" helicopters.
- The Sultan of Oman Air Force selected the RTM 322 engine to power 20 NH90 helicopters. This is the tenth country to choose the NH90 and the ninth country to choose the RTM322
- Equipment contracts:
  - EADS-Airbus Military selected Messier-Dowty to supply an integrated landing system for the European military transport aircraft A400M.
  - Snecma wins at Boeing with the selection for the 787 of:
    - Messier-Dowty to supply forward and principal landing gear.
    - Labinal to supply electrical connection systems.
    - Messier-Bugatti to supply the breaking system, with electrical breaks to be fitted for the first time on a commercial aircraft.
- Satisfactory continuation of the Ariane 5 program:
  - Successful launch of three "standard" Ariane 5
  - Snecma and EADS-ST signed a production contract for 30 Ariane 5 launchers.
- In the strategic propulsion sector, the French armed forces (*Délégation Générale pour l'Armement*) announced an order for a M51 ballistic missile for which Snecma will supply the propulsion.

8.2.1.3 Outlook for 2005

According to the International Civil Aviation Organization (ICAO), the recovery in passenger traffic should continue in 2005, in the absence of any exceptional events. In this context, Snecma is well placed to consolidate its positions.

Nonetheless, the downward trend in selling prices and unfavorable movements in the dollar exchange rate represent challenges which require the continuation of efforts launched as part of the Action V progress approach.

Launched in 2001 and aimed at achieving constant improvement in performance levels, Action V brings together the different areas of progress within the Group. In addition to the creativity systems and improvement tools implemented several years ago, more than 230 improvement projects have been implemented within the Group.

The Ambition 2008 program launched during 2004 seeks to take the Group even further, and equip it with a framework enabling the development of ambitious medium- and long-term projects at Group level. Designed as an incubator for new projects which will be processed within the Action V framework and using these methods,

Ambition 2008 seeks to achieve a significant improvement in competitiveness and reduce the Group's exposure to U.S. dollar exchange risk.

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Most notably, 2004 was one of the most important years in the life of the Group, with the stock market listing of Snecma on the Euronext Paris *Premier Marché* and the announcement of the proposed alliance with Sagem scheduled for the first half of 2005.

Stock market listing of the Snecma shares

817,127 purchase offers were received pursuant to the Open Price Offer (OPO) to private investors. The Underwritten Global Placement (UGP) for institutional investors was subscribed 2.2 times. Finally, the employee offer was subscribed in full and 57% of Group employees became shareholders, holding 3.5% of the share capital. The over-allocation option was exercised in full and the shareholding of the French State was reduced from 97.2% to 62.2%. The introductory price was set at €15.70 and the Snecma shares were listed for the first time on June 18, 2004.

On Wednesday June 23, 2004, the settlement-delivery date for Company shares pursuant to their admission for trading on the Euronext Paris *Premier Marché*, the composition of the Board of Directors was brought into compliance with the provisions of article 6 of Law No.83-675 of July 26, 1983, concerning companies in which the French State holds a stake of between 50% and 90%.

On Thursday, July 1, 2004, the Board of Directors was completely renewed.

Sagem-Snecma alliance

The strategic alliance of Sagem and Snecma, two major French industrial groups, with a strong, uniform industrial culture, aims to create a major player in the high technology sector.

The industrial development and market positions of both Sagem and Snecma are in effect founded on ownership of their own technology enabling the development of their products and on the direct control of customer service.

They have in common an industrial culture based on mastering technology and processes, the constant search for progress, improving product quality and developing customer service.

Sagem and Snecma also share the same desire to develop a solid employee shareholder base.

The alliance of Sagem and Snecma by way of merger responds to the shared conviction of both companies that the penetration of electronic technology in existing civil and military aeronautical sectors, businesses and markets and those of related equipment will accelerate in the coming years.

Strengthened by these common characteristics and eager to make the most of their complementary features, Snecma and Sagem signed a Memorandum of Understanding in November 2004 targeting the combination of their activities via a public offer for Snecma shares, immediately followed, if successful, by the merger-absorption of Snecma by Sagem, subject to approval by shareholders of the two companies in general meeting.

In accordance with the provisions of Decree No.93-1041 of September 3, 1993, as amended, the Board of Directors of Snecma on December 14, 2004 and the Supervisory Board of Sagem on December 20, 2004, approved in this context a draft industrial, commercial and financial agreement, subsequently signed on December 21, 2004.

Sagem's Public Offer for Snecma was filed with the AMF (*Autorité des Marchés Financiers*, French Securities Regulator) on December 27, 2004, and was accepted by the AMF on January 11, 2005 (see. Decision and Financial Information No. 205C0060 dated January 13, 2005). On January 17, 2005, the AMF awarded visa No. 05-0017 to the prospectus produced jointly by Sagem and Snecma.

Following completion of the Public Offer, which took place between January 19, 2005 and February 23, 2005, Sagem purchased 83.39% of your Company's share capital, leading to the transfer of the majority of Snecma share capital to the private sector.

In this respect, your shareholders' meeting of December 15, 2004 amended the Articles of the Company to bring them into compliance with Article 8.1. of the Law of August 6, 1986 on privatizations, subject to the condition precedent of settlement-delivery of the Public Offer.

The desire to protect national interests and preserve national independence, led the French State to contact Snecma and Sagem and advise them of its intention to exercise, with respect to the alliance, its right to introduce a "poison pill" share into the share capital of Snecma pursuant to the provisions of article 10 of Law n° 86-912 of August 6, 1986. The French State, nonetheless, accepted not to exercise this right to introduce a "poison pill" share provided that adequate contractual rights for the protection of national interests were transferred to it.

As such, a tripartite agreement was signed by Sagem, Snecma and the French State on December 21, 2004. The main provisions of this agreement, approved by the Snecma Board of Directors on December 14, 2004, were described in the prospectus made available to the public for the purposes of the Public Offer.

You will be asked in this respect, during this shareholders' meeting, to vote on the proposed merger-absorption of Snecma by Sagem, which represents, after the Public Offer, the final stage of the alliance between the two companies.

8.2.2 The Group's operating units

8.2.2.1 Propulsion branch

8.2.2.1.1 Snecma Moteurs

CFM56

A total of 728 CFM56 engines were delivered in 2004 (compared with 702 in 2003), bringing the total number of CFM56 engines delivered as of December 31, 2004 to 14,700. The CFM56 fleet had logged nearly 275 million flight-hours at the end of 2004, and some 5,800 CFM56-powered aircraft were in service with nearly 400 operators.

CFM International booked orders for 683 CFM56 engines in 2004, sustaining its healthy backlog. CFMI continued to consolidate its share of the market for mainline jets (over 100 seats), in particular with 57% of the market for A320 family aircraft ordered in 2004.

Large engines

CF6 and derivatives

Seventy-six CF6-80C2 and 48 CF6-80E engines were produced in 2004. Demand for the CF6-powered Airbus A330 is on the rise again, stretching over the next three years.

GE90

Twenty-three of the basic GE90 engine models (94,000 lb of thrust) were produced in 2004.

GE90-115B

The GE90-115B entered service in 2004 with Air France, JAL and ANA. A total of 35 engines were produced in 2004. The fleet of GE90-115B-powered Boeing 777-300ER aircraft will grow significantly in 2005, as it adds new operators Emirates, EVA and Etihad.

GP7000

Ground tests of development engines started in March 2004, with the first flight under the wing of a B747 testbed in early December 2004. Engine certification is planned for the third quarter of 2005, with service entry following in October 2006 on the Emirates Airlines' A380s.

Four customers, Air France, Emirates, Fedex and ILFC, have chosen the GP7000 for 67 aircraft, representing 58% of the market.

SaM146 regional aircraft engine

Developing 14,000 to 17,500 lb of thrust, the SaM146 is purpose-designed for regional aircraft. It was chosen by aircraft manufacturer Sukhoi for the Russian Regional Jet (RRJ) family, in 60, 75 and 95-seat versions.

The SaM146 is being developed in partnership with NPO Saturn through the equal joint-venture PowerJet, created in 2004.

Military engines

TP400-D6

This past year saw accelerated deployment of resources for the development of the TP400-D6, powerplant of the Airbus A400M military transport, at both Europrop International (EPI) and partner companies.

M88

To date, Snecma Moteurs has produced and delivered 80 M88-2 engines. The M88-2 fleet has logged over 18,000 hours in flight.

The French Ministry of Defense awarded Snecma Moteurs an order, in two batches, for 118 M88-2 engines, along with spare engines and modules, for delivery starting in 2007. These engines will power 59 Rafale fighters for the French air force and navy.

M53

Export clients took delivery of 18 new M53-P2 engines in 2004. The delivery of M53 engines for the United Arab Emirates' Mirage 2000 aircraft has been completed. Final deliveries for India and Greece will continue in 2005.

Tyne — Tyne MRO

This is the sixth year that Snecma Moteurs, in conjunction with Snecma Services, has provided a flat-rate per hour of flight maintenance contract for the engines deployed by the French air force and navy and the Italian air force. All parties to the contract are very satisfied, especially in terms of engine dispatch reliability.

Space engines

Liquid rocket engines for launchers

Ariane 5

The standard Ariane 5G launcher carried out three successful missions this year. The first was the Rosetta comet exploration mission, followed by the launch of Anik F2, the world's largest communications satellite, on July 18. In December, an Ariane 5 launched the Helios IIA military observation satellite.

On July 27, 2004, Snecma Moteurs and EADS Space Transportation signed the production contract for engines and equipment on 30 Ariane 5 launchers.

The first Vinci development engine was installed on the test rig in December 2004. Developing about 40,000 lb of thrust, Vinci is the first European cryogenic engine using the expander cycle and offering in-flight restartability.

Satellite propulsion and equipment

During the night of November 15 to 16, 2004, the PPS 1350 Hall effect plasma thruster successfully injected the European Space Agency's Smart-1 probe into orbit around the Moon.

This is a first for Europe, since Smart-1 is the first European spacecraft to use this type of propulsion. Not only does it validate the technology in orbit, but it paves the way for tomorrow's interplanetary missions. Snecma Moteurs developed this technology in conjunction with Russian industrial partner OKB Fakel, and with the support of French space agency CNES.

8.2.2.1.2 Snecma Propulsion Solide

At the end of the year, French defense procurement agency DGA placed an order with EADS Space Transportation for production of the M51 missile. For Snecma Propulsion Solide, this contract will generate over 1 billion euros in revenues over 10 years.

Operation of the M45 system continues at the same time.

8.2.2.1.3 Snecma Services

With air transport beginning to recover in 2004, CFM56 engines logged 4% more flight hours (to 31.5 million), and about 10% more shop visits.

Snecma Services signed major new contracts in 2004, including with Varig, SAS, Air Europa and Air Canada.

8.2.2.1.4 Techspace Aero

Two major highlights last year were:

- **A partnership agreement with General Electric, giving Techspace Aero responsibility for the design, development and production of guide vanes for the low-pressure compressor on the GEnx engine that will power the Boeing 787.**
- Techspace Aero has confirmed its participation in the CF34-10A, which will power the Chinese ARJ21 regional jet, as a partner to General Electric for the low-pressure compressor.

8.2.2.1.5 Turbomeca

2004 highlights:

- First orders from China for the Arrius 2F-powered EC120; the U.S. Border Patrol also selected this helicopter, ordering 55 units.
- EASA certification of the Makila 2A, intended for the Eurocopter EC225/EC725, and delivery of the first production models.
- RTM322 for the NHIndustries NH90 certified and qualified.
- Contract with Nahema (NATO Helicopter Management Agency) for the supply of spare RTM322 engines, modules and parts, within the scope of support for the NH90 fleets to be deployed by France, Germany, the Netherlands and Portugal.

Turbomeca sold 708 engines in 2004, versus 683 in 2003, the increase coming mainly from the Arriel 2 and RTM322.

Microturbo, a subsidiary of Turbomeca, delivered more than 600 new jet engines and APUs during the year.

8.2.2.2 Equipment branch

8.2.2.2.1 Hurel-Hispano

2004 highlights:

- The first complete, fully-fitted nacelles for the Trent 900 engine were delivered to Airbus for the series of A380 flight tests that will start in 2005.
- Hurel-Hispano delivered 62 nacelles for the A340-500/600 in 2004, along with 17 thrust reversers for the A340-200/300. It signed two new contracts with Airbus, concerning the doors for the nose and central landing gear on the A340-500/600 and the nose gear on the A340-200/300.
- Hurel-Hispano delivered 252 thrust reversers for the A320 family.
- The first "butterfly" type thrust reverser for the A318's PW6000 engine was delivered to Pratt & Whitney in August. The first nacelles were installed on the test aircraft, which made its first flight on December 9.
- Start of development of the complete nacelle for the new Sukhoi Russian Regional Jet. It will be fitted with a "butterfly" type thrust reverser.
- Hurel-Hispano signed an agreement with Boeing, providing for Hurel-Hispano's American customers to use Boeing's service center in Wichita, Kansas for nacelle repairs on their Embraer 135/145 aircraft. In turn, Boeing's European customers can make use of Hurel-Hispano Europe Services for nacelle repairs on their Boeing 737 Classic twinjets.

8.2.2.2.2 Hispano-Suiza

2004 highlights:

- Work continued on design and development of the control systems for the TP400-D6 turboprop, powerplant of the A400M, and the SaM146, which will power Sukhoi's RRJ regional jet family.
- The electromechanical thrust reverser actuation system (ETRAS), designed by Hispano-Suiza and Honeywell, carried out its first test flights, successfully demonstrating concept validity and system operation. ETRAS will be used on the nacelles developed by Hurel-Hispano for the two engines being offered on the Airbus A380 super-jumbo, the GP7200 and the Trent 900.
- General Electric selected Fadec International, the equal joint venture of Hispano-Suiza and BAE Systems, to design, produce and support the full authority digital engine control on the GEnx engine intended for the Boeing 787.
- Rolls-Royce selected Hispano-Suiza to develop and produce the power transmission for the new version of its BR710 engine that will power the Gulfstream GV-SP AEP surveillance aircraft.
- French defense procurement agency DGA selected Hispano-Suiza for maintenance of the fuel metering units on the air force's M53-5 and -P2 engines, in conjunction with the armed forces' own aeronautical maintenance service (SMA).

8.2.2.2.3 Messier-Bugatti

Messier-Bugatti logged a number of highlights in 2004:

- Boeing selected Messier-Bugatti wheels and electrical brakes for its new 787, the first commercial jet to be fitted with electrical brakes. This is a major technical breakthrough and a clear step toward the "all-electric" aircraft.
- The largest carbon brake ever made by Messier-Bugatti entered service last year, on the 777-300ER jetliners deployed by JAL and ANA.
- Messier-Bugatti delivered its first equipment items for the A380: brake-by-wire control system, nosewheel steering system and, for the first time, landing/braking monitoring systems for the main wheels, distribution and filtration system for hydraulic circuits, etc.
- Messier-Bugatti won contracts to supply wheels and carbon brakes for 63 A319/A321 twinjets ordered by Spirit (including 23 on option), and more than 100 A320s for Virgin America (33 firm, 72 on option). Messier-Bugatti is making strong inroads into the discount fare market in the U.S., after chalking up a number of contracts from new low-cost carriers around the world, including Air Deccan, Tiger Airways, Kingfisher Air and Cebu Pacific.
- The Dassault Falcon 7X was fitted with the first new-generation tire pressure monitoring system (TPMS).
- Messier-Bugatti, along with prime contractor Messier-Dowty, was chosen to provide the integrated landing system for the A400M military airlifter, including the steering system, the landing gear extension/retraction system, and the innovative aircraft kneeling/hiking system to facilitate loading and unloading.

8.2.2.2.4 Messier-Dowty

2004 highlights:

- Boeing chose Messier-Dowty to provide the landing gear on the 787 — the first time that Messier-Dowty will be a prime supplier on a Boeing commercial airplane.
- Messier-Dowty was selected as prime contractor for the A400M's integrated landing gear, in conjunction with Messier-Bugatti and other European partners. Messier-Dowty will manage the design, development, manufacture, integration and support of this integrated ensemble, which includes the landing gear and all associated systems.
- Messier-Dowty delivered the 1,000th CRJ 100/200 landing gear to Bombardier Aerospace in May; the CRJ is the world's best selling regional jet.

- Messier-Dowty delivered the first integrated landing system to Dassault Aviation for the Falcon 7X business jet. The F7X is the first aircraft to benefit from Messier-Dowty's integrated systems approach. Messier-Dowty is the sole landing gear supplier for the Falcon family of business jets.

8.2.2.2.5 Messier Services

Messier Services further expanded its client portfolio in 2004, winning new landing system MRO contracts through its four international subsidiaries, especially from Malaysia Airlines and Thai Airways.

8.2.2.2.6 Labinal

2004 highlights:

Sustained activity on the A380 super-jumbo jet:

- Delivery of all wiring harnesses for the first A380.
- Initial fabrication of harnesses for A380 No. 3, the first production-standard A380, intended for Singapore Airlines.

Boeing selected Labinal to design, manufacture and certify the electrical wiring systems for the 787.

Labinal is also expanding its industrial capabilities:

- Design office opened in Wichita, Kansas (USA).
- Acquisition of the Moroccan operations of Gespac Integration, specialized in wiring manufacture, and creation of Labinal Maroc.
- Expansion of the design office in Everett (state of Washington) to support the launch of the 787, and growth of electrical wiring business on aircraft in production (e.g., the 767).

8.2.3 Human resources

8.2.3.1 Employment

As of December 31, 2004, the Group workforce comprised 39,845 employees, including 28,506 in France, up slightly (0.4 %) on December 31, 2003.

- The policy to reduce the average age of the workforce and introduce new expertise was reinforced, with the recruitment of 1,225 employees. Of the employees recruited, 639 were management staff (50%), including 70% under 30 years of age, and 24% were women.
- As in 2003, recourse to fixed-term contracts remained very limited, with such employees making-up only 0.5% of the workforce at the end of 2004. Similarly, temporary staff remained marginal at 3.3%, or a monthly average of 933 employees.

Internal mobility between Group companies increased slightly on 2003, with 333 transfers including an increased proportion of management staff (222). Professional mobility, defined as the number of changes in position (sites and departments) within the same company, is much higher and is estimated at an annual average of 5%.

- Approximately 1,200 employees benefited from one or other of the early retirement programs existing within the French companies of the Group during 2004.

  In 2004, Snecma Moteurs, Hispano-Suiza, Messier-Dowty and Labinal enabled approximately 700 employees to benefit from the CASA early retirement program, created by the extended branch agreement of July 26, 1999.

  This program falls within the framework created by CATS (Cessation of activity by certain employees) regulatory provisions. The CASA agreement defines the terms and conditions under which an employee of 55 years of age or more, having worked nights or in teams during part of their career, may stop work, provided the employee will have the necessary number of pension contribution quarters at the age of 60 to receive his or her pension.

  The implementation of progressive early-retirement measures within the framework of National Employment Fund agreements continued in four Group companies up to December 31, 2004 and concerned 350 employees.

Agreements permitting the early departure of employees having carried out work under difficult conditions were continued by several Group companies.

- The Group also considers the management of the age spread and the transfer of expertise. For example, in Messier Bugatti this aggressive policy led to the implementation of working groups in order to identify the problems encountered by young and old employees working together and implement action plans for the transfer of expertise.

In the same spirit, Snecma Moteurs implemented a system to accompany changes in expertise.

8.2.3.2 Working hours

Each Group company has negotiated an agreement covering the organization of and reduction in working hours of its French establishments. General agreements, completed by specific agreements covering a reduction in the working hours of engineers and management staff, implemented a mixed reduction in working hours, combining a shorter working week and the attribution of rest days. The majority of agreements seek to preserve employment.

8.2.3.3 Compensation, optional profit-sharing and employee savings

Group companies negotiated employee programs for 2004, enabling an average increase in the payroll of over 3%, by the attribution of general and individual salary increases to non-management staff and purely individual increases to management staff.

Group companies signed or renewed agreements concerning optional and statutory profit-sharing. Optional profit-sharing is paid based on the net operating income of each company and the year-on-year increase therein; this indicator is completed, where appropriate, by other criteria which measure performance areas selected by each company. Profit-sharing is allocated individually to each employee based on the ratio of individual to total salaries, after a minimum salary adjustment.

Statutory profit-sharing is calculated by each company using the legal formula, with the exception of Snecma which applies a specific calculation.

All or part of these employees savings are allocated to one of the Group's four mutual funds, managed jointly.

8.2.3.4 Employee relations

Group companies continued their policy of dialogue with labor representatives, to enable employees to benefit from measures adapted to their individual economic position and context. Six agreements concerning male/female equality were signed and support an active policy in this area.

Two Group agreements were signed in 2004:

- An agreement on developing social dialogue signed January 16, 2004 with all union organizations. This enabled the implementation of union coordinators at Group level, clarifies and extends provisions concerning the career path of elected employees and representatives and lays down ground rules for the use by union organizations of electronic communication means. Finally, its sets the terms of Snecma's financing of national union organizations.

- An agreement covering the settlement of differences regarding the past career of union and employee representatives signed July 9, 2004 with the CFDT, the CFE-CGC and the FO, for a fixed period to December 31, 2004. This agreement brought to an end the majority of disputes concerning the past career of union and employee representatives who considered they suffered a prejudice in this respect.

Finally, a "Group Statutory Profit-Sharing" agreement was negotiated and signed and will take affect in 2005.

8.2.3.5 Training

The Group devotes a significant budget to training, which it considers an investment for both employees and the companies. Overall, the training measures identified within the different Group companies represent between 3.5% and 4.5% of the payroll.

8.2.3.6 Management

The Snecma University is a means of assisting the Group's transformation and preparing Snecma managers for the challenges of tomorrow.

Since its creation at the end of 2002, it has trained over 2,000 managers from the different Snecma Group companies.

The Snecma University specifically targets individuals with major responsibilities within the Group, or who will assume such responsibilities in the future. The modules proposed prepare managers, over the short-, medium- or long-term, for all types of mobility: mobility between Group companies, geographical mobility, mobility between businesses.

8.2.4 Health and safety and environmental protection

As part of Snecma Group's Health, Safety and the Environment policy, the companies continued their risk prevention actions and implemented management systems.

As a result of measures taken within the Group establishments, the number of accidents in the workplace recorded in 2004, as a percentage of the number of employees or hours worked, confirmed the downward trend commenced several years ago; this reduction concerned all types of accident, both minor and those followed by sick leave.

Five establishments involved in the implementation of a Health and Safety management system (OHSAS 18001), obtained certification in 2004, bringing the number of certified sites to seven.

Three Group establishments obtained ISO 14001 certification for their environment management system in 2004, brining the number of Snecma Group establishments with environmental certification to 36.

33 audits were carried out in 2004 to assess the proper functioning of management systems and 20 sites were visited as part of fire inspection measures.

8.2.5 Research and innovation

In 2004, Snecma Group maintained its research, technology and development efforts at a level comparable with that of prior years, with an activity volume in excess of 17% of sales, including 11% internally financed. This level of activity places Snecma among the busiest aeronautical groups in terms of preparing for the future. In 2004, 200 patents representing new innovations were filed by the Group.

8.2.5.1 Scientific partnerships with public research bodies

In France, Snecma has developed a network of partners offering highly specialized expertise, which it has named the External Research Division. This network brings together 17 research organizations and laboratories: 10 CNRS[(5)] laboratories including a combined Snecma-CEA-CNRS laboratory (Bordeaux Thermostructural Composites Laboratory) and 7 university laboratories. In addition, Snecma is an active partner in the new approach to energizing links between Industry and Research, represented by the Research Foundations: Snecma will be a future shareholder in the Aeronautical and Space Research Foundation, which will have initial funds of €18 million.

The development of two virtual laboratories, the Snecma-Public research INCA (Advanced Combustion Initiative) laboratory and the MAIA (Advanced Mechanical Engineering Methods) laboratory continued with efficiency: this method of collaboration between industry and research will be followed by an initiative currently in the preparation stages with ONERA[(6)] and several industrial and scientific partners, concerning noise reduction issues.

8.2.5.2 External technology partnerships

External technology partnerships bring together industrial partners who have decided to share the costs, risk and future successes resulting from the development of innovative new technologies. These partnerships primarily form for the development of material and processes: for example, in 2004, Snecma became a partner in the Harmony Advanced Surface Technology industrial platform located in the Alsace Lorraine region, which seeks to assess new environmentally-friendly humid surface treatment methods. Snecma continued its active participation in its European partnerships obtaining, for example, European Commission support for the VITAL program (enVIronmenTALy friendly aero-engine): this program, led by Snecma, brings together all European engine manufacturers in the development of innovative technologies for engines optimized to reduce greenhouse gas

(5) CNRS — *Centre National de la Recherche Scientifique* — French National Research Centre

(6) ONERA — *Office National d'Etudes et de Recherche Aérospatiales* — French National Office of Aerospace Research

emission and noise. It follows on from the 5th PCRD[7] CLEAN program, whose trials were successfully completed at the end of 2004.

8.2.5.3 Internal synergies

Group companies are involved in several technology synergy approaches, aimed at bringing technologies for which they have a common need to maturity faster. The Extended Materials and Procedures Laboratory, which brings together 600 engineers and technicians on numerous common subjects concerning mechanical businesses, is the largest organization of this type.

8.2.6 Financial results

8.2.6.1 Consolidated financial statements

8.2.6.1.1 Accounting standards

The consolidated financial statements have been prepared in accordance with legal and regulatory provisions applicable in France and the methodology approved by the French Accounting Regulatory Committee (*Comité de réglementation comptable*) on April 29, 1999.

8.2.6.1.2 Key consolidated data

Sales for the year totaled €6,812 million compared to €6,431 million in 2003, an increase of 6%.

The Propulsion branch reported sales of €4,523 million and the Equipment branch sales of €2,628 million, some 63% and 37% respectively of total sales before elimination of inter-branch sales of €339 million.

Net operating income totaled €511 million compared to €476 million in 2003 and represents 7.5% of sales compared to 7.4% in 2003.

The net financial expense is €46 million.

The non-recurring loss is €48 million.

Net income (Group share) is €234 million, compared to €182 million in 2003.

Net cash from operations before changes in working capital is €623 million compared to €630 million in 2003.

Shareholders' equity totals €1,402 million.

The net financial position shows a net asset of €54 million compared to a net liability of €251 million at the end of 2003.

8.2.6.2 Company financial statements

Sales for the year totaled €67 million, stable on 2003.

The net operating loss is €36 million; compared to €6 million in 2003.

Net financial income totaled €237 million compared to €155 million in 2003, and primarily consists of dividends.

The non-recurring loss is €49 million compared to €47 million in 2003.

Net income for the year is €206 million compared to €134 million in 2003.

8.2.6.3 IAS/IFRS transition

Starting from 2005, the Group will prepare its published financial statements in accordance with International Financial Reporting Standards (IFRS).

The main differences between current Group policies and IFRS are as follows:

- *Development costs: IAS 38.* IAS 38 is expected to lead to increased capitalization of development costs. The Group currently limits the amount that may be capitalized to the gross margin on equipment

(7) PCRD — *Programme-Cadre de Recherche et de Développement Technologique* — Technology Research and Development Framework Program

already ordered by final customers and the spare parts necessary for use. The portion of development costs in excess of this amount is therefore expensed in the year incurred. By taking into account development costs, without limitation, over a longer period (the business plans of programs currently in the development phase), IAS 38 should lead to an increase in the amounts capitalized.

- *No more straight-line amortization of goodwill: IAS 22.* Positive goodwill is currently recorded in the balance sheet and amortized over a period not exceeding 20 years. Such amortization will no longer be authorized.
- *Property, plant and equipment: IAS 16.* The recognition of longer depreciation periods may generate a positive impact on equity. In addition, the Group will make use of the option permitting the revaluation of real estate assets.
- *Financial instruments: measurement and presentation (IAS 39 and IAS 32).* The Group currently hedges its net forecast cash flows in U.S. dollars against the euro, pound sterling and Canadian dollar. Under IAS 39, the market value of these hedges will be recorded in equity.

Furthermore, the calculation of sales and expenses will be impacted as follows:

- the portion of sales normally hedged by dollar-denominated expenses will be valued at the market exchange rate;
- the remaining sales will be valued using the parity guaranteed by the hedging instruments;
- dollar-denominated expenses will be valued at the market exchange rate; and
- consequently, there will be no resulting impact on net operating income.

The Board of Directors proposes:	
to appropriate the net income for 2004 of	€ 206,416,884.84
plus retained earnings brought forward of...............	€ 643,915,197.36
as follows:	
to retained earnings bringing this account to	€ 850,332,082.20

8.2.7 Snecma share price trends between June 18, 2004 and December 31, 2004


SBF120
SNECMA
2,750
2,700
2,650
2,600
2,550
2,500
2,450
18.5
18.0
17.5
17.0
16.5
16.0
15.5
15.0
14.5
14.0
13.5
6/17/04
7/7/04
7/27/04
8/16/04
9/3/04
9/23/04
10/13/04
11/2/04
11/22/04
12/10/04
12/30/04
SBF120
Snecma

8.2.8 Share ownership

As of December 31, 2004, the share capital of the Company was held as follows:

	Shares		Voting rights	
Shareholder	Number	%	Number	%
French State	168,061,366	62.2	168,061,366	62.9
Private investors	85,067,010	31.5	85,067,010	31.8
Employees	9,453,231	3.5	9,453,231	3.5
United Technologies	4,672,935	1.7	4,672,935	1.7
Directors	13,208	n.m.	13,208	n.m.
Treasury shares	2,824,560	1.0	—	—
Total	270,092,310	100.0	267,267,750	100.0

This share ownership structure is practically unchanged from the structure produced by the stock market flotation of the Company, except for the shareholding of employees who subscribed for 3.5% of the share capital under a reserved offer.

8.2.9 Financial authorizations

The following table summarizes the authorizations to increase the share capital granted to the Company's Board of Directors by the extraordinary shareholders' meeting of May 25, 2004.

Nature of the transaction	Maximum nominal increase in the share capital	Term of the authorization
Issue of securities granting immediate or future access to share capital, with or without shareholders' pre-emptive rights	€30 million	26 months(1)
Issue of securities granting immediate or future access to share capital in cases of exchange offers initiated by the Company	€30 million	26 months(1)
Capital increase by capitalization of reserves, earnings or premiums	€10 million	26 months(1)
Capital increase for the benefit of employee members of a savings plan	€5 million	5 years(1)

(1) As of May 25, 2004.

Appendix No. 2

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

- Mr. Jean-Paul Béchat .... €770,662.20(1)
- Mr. Frédéric d'Allest .... € 0.00
- Mr. Michel Bernard .... € 3,048.98
- Mr. Bruno Revellin-Falcoz .... € 3,048.98
- Mr. Emile Blanc .... € 4,573.47
- Mr. Mario Colaiacovo .... € 13,786.74
- Mr. Patrice Durand .... € 17,073.47
- Mr. Jean Rannou .... € 12,500.00
- Mr. Shemaya Lévy .... € 12,000.00
- Mr. Jean-Marc Forneri .... € 13,000.00
- Mr. Dominique Paris .... €449,036.00(1)

(1) Jean-Paul Béchat and Dominique Paris did not receive directors' fees.

Appendix No. 3

Offices and positions held by directors and executive officers

Jean-Paul Béchat

Director of Alstom

Director of Sogepa

Director of Aéroports de Paris

Honorary Chairman of GIFAS

Mario Colaiacovo

Director of CDR, MMA Vie and MMA IARD, CIC Finance and CIC Capital-Développement

Permanent representative of Impex on the Board of Directors of Banque Transatlantique (CIC Group)

Chairman of the Supervisory Board of Sagem

Patrice Durand

None

Shemaya Lévy

Director of Nissan Motor Company, Renault Finance, Renault Espagne

Member of the Supervisory Board of Groupe Ségula Technologies

Jean-Marc Forneri

Director of Bonnasse Lyonnaise de Banque, Perseus Participations, ICE Incorporated (USA), IPE Limited (UK)

Member of the Supervisory Board of Balmain SA

Founding Chairman of Bucéphale Finance

Dominique Paris

Group Deputy Chief Executive Officer, Development of Internal Synergies

Permanent representative of Snecma on the Board of Directors of Snecma Moteurs

Director of Snecma Services

Jean Rannou

Director of Aéro-Club de France, Institut Français des Relations Internationales (IFRI), Institut de radioprotection et de Sûreté nucléaire (IRSN)

Member of the Franco-British Council

Member of the Improvement Council of the National Gendarme Officer School,

Associate member of the National Air and Space Academy

Michel Wachenheim

Director of Sogepa, Institut du Transport Aérien (ITA)

Government commissioner on the Boards of Directors of Aéroports de Paris and Air France

CEO of Aviation Civile

Jean-Yves Leclercq

Director of DCN, Bull, Sogepa, Sogeade, Snecma, Imprimerie Nationale, EPFR

Director of Investments at the Ministry of the Economy, Finance and Industry

Christophe Burg

Director of SNPE, Sogeade Gérance, Sogepa

Assistant Director at the *Délégation Générale pour l'Armement* (DGA)

Industrial Cooperation and Affairs Division (DCI)

Aeronautic Missiles-Space Sub-Division

Jean-Marie Malterre

Assistant Director at the Ministry of Defense, Aeronautical Program Department

Pierre Moraillon

Director of International Relations

Department of Treasury and Economic Policy

Alain Janvier

Employee of Snecma Moteurs

Frédéric Bourges

Employee of Snecma Moteurs

Marcel Virlouvet

Employee of Snecma Moteurs

Nicole Croizer

Employee of Hispano-Suiza

André Larrere

Employee of Snecma Services

Jean-François Huet

Employee of Snecma Moteurs

Member of the Technical University National Pedagogical Commission of the Ministry for Education

Snecma
COMPANY FINANCIAL STATEMENTS

KEY FIGURES FOR THE LAST FIVE YEARS

	2000(1)	2001(2)	2002(4)	2003(4)	2004(4)
• Share capital	274,502,048	270,092,310	270,092,310	270,092,310	270,092,310
• Number of shares outstanding	18,006,154	270,092,310	270,092,310	270,092,310	270,092,310
• Number of convertible bonds					
• Net sales	42,463,233	67,187,406	68,092,869	67,253,527	67,095,245
• Net income before tax, employee-profit sharing, depreciation, amortization and provisions	163,178,651	241,520,518	233,638,125	141,876,400	225,184,752
• Income tax	(5,279,239)	(2,647,326)	50,827,146	34,423,576	56,324,973
• Employee-profit sharing	(731,603)	(1,739,963)	(1,792,388)	(2,764,665)	(1,595,414)
• Net income after tax, employee-profit sharing, depreciation, amortization and provisions	257,158,629	265,052,982	298,690,203	134,083,716	206,416,885
• Dividend distribution	96,075,717	97,233,232	32,411,077	56,719,385	NA
Per share data:					
• Net income after tax and employee-profit sharing but before depreciation, amortization and provisions	8.73	0.88	1.05	0.64	1.04
after 15 for 1 share split	0.58	0.88	1.05	0.64	1.04
• Net income after tax, employee-profit sharing, depreciation, amortization and provisions	14.28	0.98	1.11	0.50	0.76
after 15 for 1 share split	0.95	0.98	1.11	0.50	0.50
• Dividend per share(3)	5.34	0.36	0.12	0.21	NA
after 15 for 1 share split	0.36	0.36	0.12	0.21	NA
• Average number of employees during the year	190	232	268	245	265
• Total payroll for the year	13,771,819	29,736,046	25,650,637	24,971,954	29,901,438
• Total optional profit-sharing and incentive plans for the year	644,730	890,993	530,308	1,123,865	1,333,714
• Social security, pension costs and other employee benefits	7,068,838	10,861,653	12,056,636	10,351,232	12,058,011

(1) From fiscal year 1999, optional employee profit-sharing is recorded under personnel costs and no longer appears after non-recurring items. For comparative purposes, prior year optional employee profit-sharing has been transferred to "Personnel costs".

(2) Snecma S.A. after spinning-off Snecma Moteurs' engine activities on January 1, 2000.

(3) Net dividend.

(4) The Extraordinary Shareholders' Meeting of December 19, 2000 approved the conversion of the share capital into euro and a reduction in its value to €270,092,310. The difference of €4,409,738.15 was recorded in a special blocked reserve account. The Extraordinary Shareholders' Meeting of October 5, 2001 approved a reduction in the nominal value of shares making up the share capital from €15 to €1 and a corresponding multiplication of the number of shares making up the share capital by 15, without modifying the total value of the Company's share capital.

8.3 DRAFT RESOLUTIONS

8.3.1 First resolution

Shareholders, having taken due note of the report of the Board of Directors and the Auditors' reports, hereby approve the company financial statements for the year ended December 31, 2004, as presented, and the transactions reflected in these accounts or summarized in these reports.

8.3.2 Second resolution

Shareholders, having heard the Auditors' special report on transactions with related parties covered by Article L.225-38 of the French Commercial Code, hereby approve such transactions.

8.3.3 Third resolution

Shareholders, at the recommendation of the Board of Directors, hereby decide to appropriate 2004 net income

of	€206,416,884.84
plus retained earnings of	€643,915,197.36
as follows:	
• Retained earnings:	€850,332,082.20

In addition, and to take account of the change in the capital-gains tax regime introduced by Article 39 of the 2004 amended Finance Act, shareholders hereby decide to transfer before December 31, 2005, the amounts recorded in the long-term capital gains reserve of €108,737,228 to an ordinary reserve account.

However, given the merger-absorption of Snecma by Sagem, shareholders hereby decide that this transfer shall only be performed if required by legislative and regulatory texts. Shareholders confer as necessary all powers on the Chairman of the Management Board of the absorbing company to perform this transfer in the name and on behalf of Snecma, should the aforementioned conditions be met.

Pursuant to Article 243 bis of the General Tax Code, dividends distributed per share in respect of the last three years were as follows:

Fiscal year	Net dividend (in €)	Tax credit (in €)
2001	0.36	0.18
2002	0.12	0.06
2003	0.21	0.10

8.3.4 Fourth resolution

Shareholders, having taken due note of the report of the Board of Directors and the Auditors' report, hereby approve the consolidated financial statements for the year ended December 31, 2004, as presented.

8.3.5 Fifth resolution

Shareholders take due note of the replacement during the Board of Directors meeting of November 2, 2004 of Mr. Eric Mureau by Mrs. Nicole Croizer.

8.3.6 Sixth resolution

Shareholders, hereby confer full powers on the bearer of a copy or extract of the minutes of this meeting to file any necessary documents and comply with all registration, publication and other formalities.

8.4 REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE PREPARATION AND ORGANIZATION OF THE ACTIVITIES OF THE BOARD OF DIRECTORS AND INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

Dear Shareholders,

Pursuant to the provisions of the Financial Security Act No. 2003-706 of August 1, 2003, I hereby report to you on the preparation and organization of the activities of the Board and internal control procedures implemented by the Company. This report also details the limits placed by the Board on the powers which may be exercised by the Chief Executive Officer.

This report, appended to the 2004 management report, has been prepared in accordance with the provisions of Article L.225-37 of the French Commercial Code. The Auditors' report on the company financial statements is followed by a report presenting their observations on this report, with regards to those internal controls covering the preparation and treatment of accounting and financial information.

8.4.1 Preparation and organization of the activities of the Board of Directors

8.4.1.1 Role of the Board of Directors

The Board of Directors determines the strategic direction of Company activities and supervises the correct application of its policy. Subject to the powers expressly attributed by law to shareholder meetings, and within the limits of the corporate purpose, the Board of Directors considers all questions concerning the proper operation of the Company and settles by deliberation all related matters.

8.4.2.2.2 Limitations decided by the Board of Directors

Pursuant to the decision of the Board of Directors' meeting of July 1st, 2004, the Company's Chairman and Chief Executive Officer cannot alienate or mortgage any Company property in an amount greater than €10 million without the prior authorization of the Board of Directors.

In addition, the Board of Directors authorizes the Chairman and Chief Executive Office each year, with the right of delegation, to accept commitments and grant deposits and guarantees in the name of the Company up to certain given ceilings.

8.4.3 Internal control procedures implemented by the Company

8.4.3.1 Definition of internal control and related objectives

Pursuant to the application of the Financial Security Act (*Loi de Sécurité Financière*), Snecma decided to formally document its internal control procedures based on the COSO* international framework.

The Group defines internal control as a process implemented by its Board of Directors, management and personnel to provide reasonable assurance as to the realization of the following objectives:

- the implementation of Company strategies and the effective conduct of operations;
- the fairness and reliability of financial reporting; and
- compliance with applicable laws and regulations.

Internal control thus contributes to the safeguarding of assets and the prevention of any organizational dysfunctions.

8.4.3.2 Key aspects of Snecma Group internal control

8.4.3.2.1 Internal control environment

Snecma is a decentralized corporate group, in the sense that each subsidiary directly manages the operational aspects related to its activity. The Group's legal structure was designed to be as simple as possible, with each subsidiary having a uniform portfolio of activities.

The Snecma holding structure plays a decision-making, management, coordination and technical support role in various areas. Its main components are:

- Group level executive management charged with, in particular, developing internal synergies;
- Group level executive management responsible for strategy and development;
- The senior vice-presidents of the Propulsion and Equipment branches, to whom the Chairman delegates his authority, on a permanent or occasional basis, to monitor the activity of companies belonging to their respective branches for purposes of:
  - setting objectives,
  - monitoring results, and
  - coordinating actions with central operations management;
- The senior vice-president of economic and financial affairs, who oversees the financial management of subsidiaries and centralizes and coordinates financing, cash, tax, budget process, reporting, consolidation of the accounts and mergers/acquisitions.
- The senior vice-president of social and institutional affairs, who coordinates, for the Group, the drafting of the social policy and internal and external communications in close conjunction with Branch general management and the chairmen and human resource directors of the different Group companies. He has authority over the following departments: Group communication, institutional relations, employment relations, sustainable development and the division responsible for safeguarding the Group and its assets.
- The Secretary General who, in addition to his role of secretary to the Board of Directors, is responsible for defending Group interests, ensuring the protection and growth of its assets and developing its entities. He works with the risk department, the Group's internal audit department, the legal department, and the

* Committee of Sponsoring Organizations of the Treadway Commission

real-estate and insurance department. He identifies they key risks facing the Group and assesses the probability and impact of such risks on the economy and Group results. He ensures the implementation of adequate prevention measures and coverage, within the framework of the policy defined by the Group Risk Committee.

An Ethics Charter, communicated throughout the Group, sets out the principles governing the conduct of personnel, so as to better protect the image and assets of the Company. Each subsidiary is responsible for its implementation in day-to-day operations. It is now included in the procedures manual.

The aviation environment in which the Group carries out its activities imposes rigorous standards in terms of product safety and environmental impact. Various regulatory and certification authorities ensure compliance with these standards, and the Group has always implemented the measures necessary to guarantee, from the design stage, a maximum level of product safety (ISO 9000 and 14000 standards).

8.4.3.2.2 Identification of risks

[La direction des risques Groupe supervise l'identification des risks.]

As part of the Group global risk management approach, each major subsidiary appointed a risk manager, who is responsible for identifying the critical risks affecting the entity, using an approach and methodology defined by the Group. The main risks likely to affect the Group were in this way defined and are regularly updated.

The list of definitions is submitted to the Board of Directors' Audit and Accounts Committee and the Group Risk Committee for review.

8.4.3.2.3 Internal control procedures

After an inventory in 2003 of current management procedures within the main Group companies, a specific internal control documentation project was launched in 2004 (see below).

At Group parent company level, it was considered necessary to combine within a single summary document all the procedures concerning its areas of competence, as well as the key elements enabling it to perform its decision-making, management, coordination and implementation role with respect to the subsidiaries. This summary document is currently being finalized.

In terms of financial and accounting reporting procedures, the Group:

- possesses a consolidation manual which was updated in connection with the implementation of the Magnitude software package during 2003. The new software package contains the controls necessary to ensure consistency among the various elements constituting the consolidation reporting packages. The submission of a consolidation reporting package by a Group company is accompanied by formal validation by the company's financial director. The work schedule of the external auditors of each company includes the verification of the consolidation reporting packages sent to the Group parent company.
- receives two representation letters from the main Group companies, the first concerning the true and fair view presented by the financial statements, signed by the Chairman and the Financial Director and the second concerning internal control, signed by the Chairman alone.
- applies, for accounting purposes, French regulatory texts and the recommendations presented in the GIFAS professional accounting guide (*Groupement des Industries Françaises Aéronautiques et Spatiales*).
- has achieved adequate progress with regards to its IFRS transition project to enable the application of IFRS commencing with the publication of the 2005 interim financial statements. However, no quantitative information has been included in financial communications as the merger with Sagem requires the prior harmonization of application methods and necessitates the production of figures at the new group level.

The main principles applicable under this new framework will be integrated during 2005 into a Group accounting manual, aimed at ensuring compliance by the Group with the new standards.

These main principles, and the impact of IFRS transition, will be examined by the Audit and Accounts Committee and the Board of Directors.

8.4.3.2.4 Reporting and communication

- Each year, the budget and planning process results in the formalization at Group level of objectives to be met for each subsidiary.

A budget committee examines actual figures each quarter, defines any corrective measures necessary and validates, where appropriate, new objectives for the year.

The subsidiaries prepare monthly budget and financial reports regarding their activity. Monthly meetings are held that include the senior vice-president of economic and financial affairs and the financial directors of the subsidiaries in order to follow-up and comment on reporting elements.

On a weekly basis, Group parent company executive management receives a report from each subsidiary summarizing the main events concerning its activity.

- The main procedures governing Group operations are assembled in a documentation system (*Système Documentaire Procédures Société*), accessible via the Group intranet (see above).

8.4.3.2.5 Internal control management

- The general internal control process is supervised, according to each area of responsibility, by the Group parent company management team, which relies on various centralized management teams, on the Group's internal audit department and on the special internal control roll-out project launched during the second half of 2003 (phase 1) and in the second half of 2004 (phase 2).
- In particular, the Group internal audit and internal control department is responsible for continually ensuring the proper understanding and implementation of internal control procedures throughout the entire Group.
- The Group internal audit committee, led by the Group's internal audit and control director and made up of Snecma executive management representatives and the financial directors of the main companies of the Group, meets twice annually in order to:
  - determine the general strategies concerning the audit plan, taking into account the specific assignments performed by the auditors;
  - review the main recommendations formulated by the auditors;
  - duly note the main corrective measures initiated.

All of these procedures are described in the Group's internal audit charter.

- The audit plan is approved by the committee of the chairmen of Group companies. It is then presented to the Audit and Accounts Committee of the Board of Directors.

8.4.3.3 Implementation of the Group internal control roll-out project

8.4.3.3.1 As indicated previously (see above), the Group decided to implement a special internal control project in 2003 covering the reliability of accounting and financial information.

The "internal control roll-out" steering committee, placed under the direct authority of the Chief Executive Officer, meets several times a year. It determines the key project directions to be taken at Group level.

The project operating committee, chaired by the Group General Secretary and bringing together the financial directors of leading Group subsidiaries with the internal audit and control director, monitors project progress.

8.4.3.3.2 After the review carried out in 2003 within the main Group subsidiaries and the parent company, existing management procedures were inventoried. Additional documentation activities were identified and carried out during 2004.

During 2004, the Group implemented an internal control monitoring system with an organizational structure comprising a central team and managers appointed in each subsidiary concerned.

Four key accounting and financial information processes were selected:

- Accounting and financial control of programs
- Company account period-end procedures

- Purchases and supplier relations
- Cash management

The main Group subsidiaries and the parent company implemented a program covering the documentation and testing of key aspects of internal controls covering these processes.

- More generally, internal control action plans were defined within the main subsidiaries.
- The current scope of the project covers 75% of Group sales for the processes selected.
- The auditors were provided with documents describing the approach, performed in addition to their own procedures.
- Moreover, in October 2004, the Audit and Accounts Committee reviewed the different phases of the project and was informed of the main conclusions of the procedures carried out in 2004. It also reviewed this report.

8.4.3.4 Outlook for 2005 and action plan

Snecma Group aims to establish a continual internal control improvement momentum, encompassing the reliability of accounting and financial information. As such, the following measures will be implemented in 2005.

Sagem/Snecma merger

Following the scheduled merger of Sagem and Snecma, the resulting group will seek to combine the convergence and harmonization conditions of the internal control approaches adopted separately by the two groups prior to the merger.

Procedures manual

The accounting procedures documented in the Group procedures manual will be updated to bring them into line with International Financial Reporting Standards (IFRS).

Extension of the process monitoring scope

- The documentation of key internal control aspects and tests on the correct application of processes not covered in 2004 and with a potential impact on the reliability of the accounts, will be completed for the 12 main Group subsidiaries.
- As the appraisal approach is annual in nature, the four processes reviewed in 2004 will be re-appraised in 2005.
- Five additional processes impacting the true and fair view presented by accounting and financial information have been selected:
  - Preparation of accounting and financial data at consolidation level
  - Sales and customer relations
  - Payroll and personnel management
  - Inventory management
  - Investment

Extension of the scope of Group activities and audit

The remaining subsidiaries will be reviewed in order to assess their level of materiality at Group consolidated account level and thereby establish the extent of documentation and testing necessary under the internal control roll-out program.

The four processes analyzed in 2004 within the 12 subsidiaries and the parent company will be the subject of audit assignments in order to control the implementation of action plans concerning these processes and will be rolled-out to other Group subsidiaries in order to increase the rate of coverage at the end of 2005.

Additional internal control resources

An IT tool specifically dedicated to this project will be implemented enabling, in the long-term, the collation of all process and test procedure documentation concerning the key control aspects, the monitoring of action plans and the strategic management of the project.

Jean-Paul Béchat
Chairman of the Board of Directors

GLOSSARY

Afterburning (or reheat in British): A system used in jet engines, in which additional fuel is burned with the remaining free oxygen in the hot exhaust gas, to increase thrust.

Application: Generic term designating the different types of vehicles using the Group's products: commercial airliners, military transport, training and combat aircraft, civil and military helicopters, strategic and tactical missiles, drones, launchers and ballistic missiles, satellites and space vehicles.

Avionics: Aviation electronics, for both airplanes and helicopters.

Drone: A pilotless aircraft, either pre-programmed or remotely controlled, used for reconnaissance missions or as an aerial target.

FADEC (Full Authority Digital Engine Control): Engine control unit that takes into account, analyzes and continually uses the different operating sequences of the engine, from start-up to full throttle, in order to optimize operation.

Jet engine: A gas turbine engine comprising a compression system, a combustion chamber (or combustor), a turbine and an expansion nozzle. Air sucked in the front is compressed, heated by combustion of a fuel, expanded through the turbine and released at high speed rearwards through a nozzle. The turbine taps part of the energy from the hot gas to drive the compressor through a shaft. In a turbofan engine, part of the air taken in is only slightly compressed, then released into the atmosphere through a bypass duct in the low-pressure section of the engine. The other part goes through the complete compression, heating and expansion cycle in the high-pressure, or core part of the engine. Compared to a simple turbojet engine, this technology offers significant fuel savings and noise reduction.

ICAO: Internal Civil Aviation Organization.

Missile (ballistic, strategic, tactical): The difference between ballistic/strategic and tactical missiles lies in their range, which also reflects their different missions. Ballistic/strategic missiles are designed to reach enemy territory, behind the lines, and therefore offer very long range, exceeding 5,000 km for intercontinental missiles. Tactical missiles are used on the battlefield, and therefore offer shorter ranges, generally less than 500 km.

MRO: Maintenance, repair and overhaul.

Nacelle: The engine fairing and system for attaching it to the aircraft.

Newton (N): An IS (international standard) unit of force, equal to an acceleration of 1 meter per second, imparted to a 1 kg mass.

Nozzle: The duct through which the gas is ejected after having been burned in the combustion chamber of a jet or rocket engine. It accelerates these hot gases to create forward thrust.

Orbit (geostationary, non-geostationary, high, medium and low): Geostationary orbit is a circular orbit 36,000 km above the Earth along the equator. Since the satellite revolves at the same speed as the Earth, it stays in a fixed position over a given point on the equator. The other, non-geostationary orbits are called "high" when they are over 40,000 km, low from 1,000 to 10,000 km altitude, and medium between the two.

Original equipment: The installation of an engine, system or equipment item on a new aircraft, as opposed to the installation of an engine, system or equipment item on one already in service. In the latter case, either an identical item is used as replacement, or a later or competing model is installed (retrofit or reengining for engines).

Plasma thruster: A type of electric propulsion, using a plasma (or ion) thruster, which separates a gas into ions with opposing electrical charges (most often a heavy ion and an electron). These ions are then accelerated by an electrical field and ejected at very high speed (about 15 km/s).

Pound: A standard unit of thrust in the English-speaking world, equal to 0.13825 newton.

Power transmission system: A system that takes up power from the engine's motion through a radial shaft, to drive pumps, alternators, lubrication units, starters, oil traps and other auxiliary engine or aircraft power generation equipment.

Reengining: See definition under "original equipment".

Revenue Passenger Kilometers (RPKs): Total number of passengers carried times distance in kilometers.

Retrofit: See definition under "original equipment".

Thrust reverser: A system that reverses the direction of the engine's thrust to help brake an aircraft, without contact with the ground.

Turbine: An assembly designed to convert the dynamic force of a fluid into a rotational movement, transmitted through a shaft, or converted into another form of energy.

Turbocompressor: Gas-powered unit using a blade rotary system to increase pressure or flow.

Turboprop/Turboshaft: A type of gas turbine engine in which the energy is used to drive a propeller.

Watt: A unit of mechanical power, equal to the energy transfer of 1 joule in 1 second (or 0.1019 kgm/s).

April 1, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

MISCELLANEOUS NOTICES

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, Paris (15e).
Commercial Registry of Paris: 562 082 909

Voting Rights

Pursuant to the provisions of Article L.233-8 of the French Commercial Code, Sagem S.A., whose shares are listed on the Paris stock exchange, informs its shareholders that a change of greater than 5% in the total number of voting rights existed as of March 17, 2005 in comparison to the total number of voting rights that existed as of December 22, 2004. This change is a result of the payment and delivery of Sagem securities that were issued in exchange for the Snecma shares that were tendered in the context of the principal public exchange offer that was initiated by Sagem for Snecma securities.

As a result, as of March 17, 2005:

- the share capital amounted to €73,054,834, consisting of 365,274,170 shares with a par value of €0.20 each;

- the total number of voting rights attached to such shares was 422,635,441.

The Management Board

[LOGOS OF SNECMA AND SAGEM]

Merger of Snecma with Sagem SA
Summary of the main characteristics of the transaction described in the Document E filed with the French *Autorité des Marchés Financiers* (the AMF) on April 8, 2005 under the number E.05-039

Acquirer:
Sagem SA
French *société anonyme*, governed under French law by a Management Board and a Supervisory Board.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75512 Paris Cedex 15
Activity sector: IT equipment

Company being acquired:
Snecma
French *société anonyme*, governed under French law by a Board of Directors.
Registered office: 2, boulevard du Général Martial-Valin, 75724 Paris Cedex 15
Activity sector: aerospace and defense

Purpose of the transaction:

- Type of transaction: merger of Snecma with Sagem
- Aim of transaction: In accordance with the agreements entered into between Sagem and Snecma at the end of 2004, this merger is a part of the extension of the public offering on Snecma's shares carried out by Sagem in the first quarter of 2005 (see the French prospectus jointly issued by the two companies filed with the French AMF on January 17, 2005 under the number 05-0017). The strategic merger of Sagem and Snecma aims to create a major player on a global scale, to be called Safran*, in the field of advanced mechanical and electronic technology in the four following areas: Propulsion, Aeronautic Equipment, Telecommunications and Security-Defense. This merger will continue the integration process of structures while simplifying the group's organizational chart.

Securities to be issued:

- Type of securities: Sagem shares
- Number: 51,755,415
- Nominal amount: 0.20 euros
- Date when the shares begin to bear dividends: January 1, 2004. These shares will give right to the entire dividend paid out by Sagem for 2004, including the interim dividend payment of 0.1 euros per share distributed on March 18, 2005.
- Listing date: A request will be made to list the new shares on Eurolist of Euronext Paris as soon as possible so that they are ready to trade as soon as the merger is finalized.

Conditions for the Exchange Offer:

- Amount of contributed net assets: 1,283,872,990 euros (on the basis of the accounts as of December 31, 2004).
- Exchange ratio: 15 Sagem shares for 13 Snecma shares.

---

* Subject to approval by Sagem's general shareholders' meeting of May 11, 2005.

Press release published by request of the French *Autorité des Marchés Financiers*

- Merger premium: 202,863,920 euros
- Unfavorable merger variance: 3,268,227,110 euros

Evaluation of the exchange ratio:

- Main evaluation criteria:

  The merger plan is part of the extension of the public offering (the main exchange offer followed by a squeeze out) on Snecma's shares by Sagem. The exchange offer of the merger corresponds to the exchange offer of the main offering. As such, the criteria used to compare Sagem and Snecma in the merger transaction correspond to those used to evaluate the exchange offer of the main offering, after taking into account the financial results for 2004, for example:

- Recent share price information;
- Share price targets published by financial analysts;
- Current net profits per share;
- Comparison to similar companies;
- Consolidated net assets per share;
- Net dividend per share;
- Reference to the exchange ratio of the main offering.

  The auditors appointed to review the merger transaction, Messrs. Legorju and Ledouble, have concluded that the exchange ratio of 15 Sagem shares for 13 Snecma shares is fair and the value of the contributions amounting to 1,283,872,990 euros is not overvalued and consequently the contributed net assets is at least equal to the amount of the capital increase of the acquirer, increased by the issuance premium.

Other information:

- Date of Sagem's joint shareholders' meeting: May 11, 2005
- Date of Snecma's joint shareholders' meeting: May 10, 2005
- The merger takes legal effect on May 11, 2005, subject to approval of the merger plan by the shareholders' meetings of Snecma and Sagem, with retroactive accounting and financial effect as of January 1, 2005.

Availability of Document E:

Document E filed with the AMF on April 8, 2005 under the number E.05-039 and the other documents that it incorporates by reference (i.e., Sagem's reference document filed with the AMF on February 28, 2005 under the number D.05-0156, Snecma's reference document filed with the AMF on March 25, 2005 under the number R.05-0032, the French prospectus issued jointly by Snecma and Sagem filed with the AMF on January 17, 2005 under the number 05-0017 as well as the French prospectus related to the employee offering filed with the AMF on March 25, 2005 under the number 05-0185) may be requested free of charge from: Snecma, 2 boulevard du Général Martial-Valin, 75724 Paris cedex 15; Sagem, 27 rue Leblanc, 75512 Paris cedex 15; BNP Paribas Securities Services, GTC Service for Issuers, Tolbiac Building, 75450 Paris Cedex 09, as well as on the AMF's website (www.amf-france.org).



PADOCS01/322198.1

Press release published by request of the French ***Autorité des Marchés Financiers***

April 8, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 562 082 909

VICTOR
(to be renamed Safran Informatique)

A French *société anonyme* with a board of directors and a share capital of €37,000.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 480 107 143
(hereafter, "Safran Informatique")

Notice of proposed contribution under the spin-off regime

1. By deed under private seal, dated April 1, 2005, a proposed contribution under the legal spin-off regime, in accordance with Article L.236-22 of the French Commercial Code, was agreed by Sagem S.A. in favor of Safran Informatique. Safran Informatique's activities are in the "Information Systems" branch, which includes all of Sagem's information and communication systems, *i.e.*, the structures and services in connection with the central information services, but does not include the decentralized information services, which are operationally integrated within the "Defense and security" and "Communications" branches, and which will therefore be contributed to the companies Sagem Défense Sécurité and Sagem Communication.

Total amount of assets included in Sagem S.A.'s contribution..	€17,014,530.93
Liabilities in the contribution to be paid by Safran Informatique..	€8,331,144.59
Net contribution by Sagem S.A. to Safran Informatique....	€8,683,386.34

The contribution and spin-off will become effective, with retroactive effect, on January 1, 2005.

By the same deed, the companies explicitly agreed, in accordance with Article L.236-21 of the French Commercial Code, to exclude joint liability between them in connection with the liabilities of Sagem S.A.

2. As consideration for the net assets contributed by Sagem S.A., 7,119,000 new shares with a par value of €1 each, to be issued by Safran Informatique by way of its share capital

increase of €7,119,000, will be attributed to Sagem S.A. As a result, Safran Informatique's share capital will be increased by an amount of €7,119,000, increasing the share capital from €37,000 to €7,156,000.

The shares thus created as consideration for Sagem S.A.'s contribution will not have to be divided among the shareholders of such company. There is therefore no need to indicate an exchange ratio for the securities.

The premium on the contribution amounts to €1,564,386.34.

3. Four originals of the proposed contribution were submitted by Sagem S.A. and Safran Informatique to the clerk of the Commercial Court of Paris on April 7, 2005.

   In accordance with applicable law, the creditors of the companies above, whose claims arose prior to the publication of the present notice, have thirty days to make their opposition known.

For notification,
The management board of Sagem S.A.;
And the board of directors of Safran Informatique.

April 8, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €35,500,000, increased to €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 562 082 909

SAGEM COMMUNICATION
(formerly Ponant)

A French *société anonyme* with a board of directors and a share capital of €37,000.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 480 108 158

Notice of proposed contribution under the spin-off regime

1. By deed under private seal, dated April 1, 2005, a proposed contribution under the legal spin-off regime, in accordance with Article L.236-22 of the French Commercial Code, was agreed by Sagem S.A. in favor of Sagem Communication. Sagem Communication's activities are in the "Communications" branch, which includes (i) the "Mobile communications" division, (ii) the "Terminals and Internet" division, and (iii) the "Networks" division, including "Cable" activities.

Total amount of assets included in Sagem S.A.'s contribution	€1,056,467,606.91
Liabilities in the contribution to be paid by Sagem Communication	€755,468,674.46
Net contribution by Sagem S.A. to Sagem Communication	€300,998,932.45

The contribution and spin-off will become effective, with retroactive effect, on January 1, 2005.

By the same deed, the companies explicitly agreed, in accordance with Article L.236-21 of the French Commercial Code, to exclude joint liability between them in connection with the liabilities of Sagem S.A.

2. As consideration for the net assets contributed by Sagem S.A., 300,235,000 new shares with a par value of €1 each, to be issued by Sagem Communication by way of its share capital increase of €300,325,000, will be attributed to Sagem S.A. As a result, Sagem Communication's share capital will be increased by an amount of €300,325,000, increasing the share capital from €37,000 to €300,272,000.

The shares thus created as consideration for Sagem S.A.'s contribution will not have to be divided among the shareholders of such company. There is therefore no need to indicate an exchange ratio for the securities.

The premium on the contribution amounts to €763,932.45.

3. Four originals of the proposed contribution were submitted by Sagem S.A. and Sagem Communication to the clerk of the Commercial Court of Paris on April 7, 2005.

   In accordance with applicable law, the creditors of the companies above, whose claims arose prior to the publication of the present notice, have thirty days to make their opposition known.

For notification,
The management board of Sagem S.A.;
And the board of directors of Sagem Communication.

April 8, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €35,500,000, increased to €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 562 082 909

SAGEM DEFENSE SECURITE
(formerly Leblanc)

A French *société anonyme* with a board of directors and a share capital of €37,000.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 480 107 911

Notice of proposed contribution under the spin-off regime

1. By deed under private seal, dated April 1, 2005, a proposed contribution under the legal spin-off regime, in accordance with Article L.236-22 of the French Commercial Code, was agreed by Sagem S.A. in favor of Sagem Défense Sécurité. Sagem Défense Sécurité's activities are in the "Defense and security" branch, which includes (i) the "Navigation and Avionics systems" division, (ii) the "Optronics and air-land systems" division, and (iii) the "Security" division.

Total amount of assets included in Sagem S.A.'s contribution	€1,444,436,185.27
Liabilities in the contribution to be paid by Sagem Défense Sécurité	€849,475,464.51
Net contribution by Sagem S.A. to Sagem Défense Sécurité	€594,960,720.76

The contribution and spin-off will become effective, with retroactive effect, on January 1, 2005.

By the same deed, the companies explicitly agreed, in accordance with Article L.236-21 of the French Commercial Code, to exclude joint liability between them in connection with the liabilities of Sagem S.A.

2. As consideration for the net assets contributed by Sagem S.A., 593,266,000 new shares with a par value of €1 each, to be issued by Sagem Défense Sécurité by way of its share capital increase of €593,266,000, will be attributed to Sagem S.A. As a result, Sagem

Défense Sécurité's share capital will be increased by an amount of €593,266,000, increasing the share capital from €37,000 to €593,303,000.

The shares thus created as consideration for Sagem S.A.'s contribution will not have to be divided among the shareholders of such company. There is therefore no need to indicate an exchange ratio for the securities.

The premium on the contribution amounts to €1,694,720.76.

3. Four originals of the proposed contribution were submitted by Sagem S.A. and Sagem Défense Sécurité to the clerk of the Commercial Court of Paris on April 7, 2005.

In accordance with applicable law, the creditors of the companies above, whose claims arose prior to the publication of the present notice, have thirty days to make their opposition known.

For notification,
The management board of Sagem S.A.;
And the board of directors of Sagem Défense Sécurité.

April 11, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

MISCELLANEOUS NOTICES

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, Paris (15e).
Commercial Registry of Paris: 562 082 909
Siret: 562 082 909/00283

Notice of Shareholders' Meeting and Agenda

The shareholders of Sagem are convened to an extraordinary and ordinary shareholders' meeting to be held on Wednesday, May 11, 2005 at 9 a.m. at the Maison de la Chimie, 28 bis, rue Saint-Dominique, Paris (7e) to deliberate on the following agenda.

1. Management report of the Management Board on the accounts and transactions for the financial year ended December 31, 2004;

2. The report of the Supervisory Board on the Management Board's report and the accounts for the related financial year;

3. Special report of the Management Board on the stock option plans;

4. Report of the independent auditors on the accounts for the financial year ended December 31, 2004 and the transactions described in articles L.225-86 *et seq.* of the French Commercial Code (*Code de Commerce*);

5. Approval of agreements as well as the financial accounts and transactions for the 2004 financial year;

6. Approval of the consolidated financial statements;

7. Discharge for the members of the Management Board and Supervisory Board;

8. Review and approval of the agreement for the partial contribution of assets in preparation for the contribution by Sagem SA of its entire independent security and defense branch to Sagem Défense et Securité; Approval of these contributions and their payment;

9. Review and approval of the agreement for the partial contribution of assets in preparation for the contribution by Sagem SA of its entire independent communications branch to Sagem Communications; Approval of these contributions and their payment;

10. Review and approval of the agreement for the partial contribution of assets in preparation for the contribution by Sagem SA of its entire independent IT branch to Safran Informatique; Approval of these contributions and their payment;

11. Approval of the plan to merge Snecma with Sagem S.A.; share capital increase;

12. Change to the corporate name;

13. Ratification of the transfer of the registered office;

14. Amendments to articles 2, 4, and 6 of the bylaws;

15. Distribution of profits;

16. Authorization for the Company to repurchase its own shares;

17. Authorization for the Management Board to allocate shares free of charge to the Company's employees;

18. Authorization for the Management Board to increase the share capital;

19. Authorization for the Management Board to allocate stock options;

20. Authorization for the Management Board to cancel previously repurchased shares;

21. Powers for formalities.

The Management Board

SAGEM

A French *société anonyme* with a management board and share capital of €73,054,834
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75512 Paris Cedex 15
Commercial Registry of Paris: 562 082 909

SUMMARY OF THE INFORMATION NOTICE IN CONNECTION WITH THE IMPLEMENTATION OF THE SHARE REPURCHASE PROGRAM THAT WILL BE SUBMITTED TO THE APPROVAL OF THE MIXED SHAREHOLDERS' MEETING OF MAY 11, 2005

AMF

Pursuant to Article L.621-8 of the French Monetary and Financial Code, the French securities commission (*Autorité des marchés financiers*, "AMF") granted visa no. 05-293 on April 22, 2005 on this information notice, in accordance with the provisions of Articles 241-1 to 241-8 of the General Regulations of the AMF. This document was prepared by the issuer. The signatories of this document are liable for its contents. The visa does not signify an approval of the share repurchase program or a verification of the accounting and financial information contained in this document.

PRINCIPAL CHARACTERISTICS OF THE TRANSACTION
Share Repurchase Program

AMF Visa: no. 05-293, dated April 22, 2005

Issuer: SAGEM SA ("Sagem"), a company listed in Compartment A of the Eurolist of Euronext Paris

<u>Share Repurchase Program</u>

Shares: Sagem shares

Maximum repurchase as a percentage of share capital, as provided for by the Shareholders' Meeting of May 11, 2005: 33,000,000 shares (*i.e.*, 7.91% of the share capital after the merger of Snecma into Sagem, set by the proposed resolution)

Maximum purchase price per share: €22

Minimum sale price per share: €16

Purposes in decreasing order of importance:

- Grant of stock options to employees of the company or of the group or grant of free shares to employees of Sagem,
- Cancellation of treasury shares held by Sagem, subject to the adoption of the 15th resolution authorizing the cancellation by the Mixed Shareholders' Meeting of May 11, 2005 in its formation as an extraordinary meeting,

- Market-making in the secondary market or ensuring the liquidity of the Sagem share via an investment service provider in the context of a liquidity contract in accordance with the code of ethics recognized by the AMF,

- Purchase and holding of shares by Sagem, which shares may be used as a medium of exchange or payment in possible external growth transactions.

Maximum amount allocated for the program: €726,000,000

Length of program: to end at the date of the next annual shareholders' meeting.

The complete information notice may be consulted on the AMF's website at www.amf-france.org or on Sagem's website at www.sagem.fr.

EURONEXT PARIS NOTICES

11 May 2005

N° 2005- 1865

SAGEM SA

SNECMA

- Merger absorption of SNECMA by SAGEM SA
- Change of business name of SAGEM SA into SAFRAN
- Listing of new SAFRAN shares
- Cancellation of the SNECMA shares from the Eurolist and registration in the struck-off securities sector of the regulated markets
- Assimilation of the SAFRAN shares

(Eurolist – Compartment A - DSO)

I – DECISIONS OF GENERAL MEETINGS

The general meetings of SNECMA on 10 May 2005 and SAGEM SA on 11 May 2005, after having taken note of the reports by the Board of Directors and the appendices (document E registered on 8 April 2005 under no. E.05-039 by the Autorité des marchés financiers), approved the merger per absorption of SNECMA by SAGEM SA.

The exchange parity was fixed at 15 SAGEM SA shares, participating from 1st January 2004, for 13 SNECMA shares.

In accordance with L.236-3 of the Code de Commerce, there will be no exchange of SNECMA shares held by SAGEM SA. Therefore, **51,755,415 new SAGEM SA shares** will be created each with a face value of 0.20 €, and participating from 1st January 2004.

Exchange operations: From 13 May 2005:

BNP Paribas Securities Services will receive the exchange requests of SNECMA shares against SAGEM SA shares (according to a parity of 15 SAGEM SA shares for 13 SNECMA shares.

Securities will have to be credited on the 030-affiliate account of BNP Paribas Securities Services GCT Services aux Emetteurs, into Euroclear France, in type of account 051.

It is specified that shareholders which do not hold a number of SNECMA shares multiple of the exchange parity (i.e. 15/13) will be responsible of the odd lots.

SAGEM SA General Meeting has noted that an interim dividend of EUR 0.10 per share was paid in March 2005.

Because new SAGEM SA shares originating from the merger are participating from 1st January 2004, General Meeting decided to attribute to holders of those new shares, the same interim dividend (i.e. EUR 0.10 per share).

Moreover, it decided to attribute to all the shares a dividend of 0.12 EUR per share (Total dividend for the year 2004: EUR 0.22 par share).

The payment date of those dividends will be 20 May 2005.

Therefore, shares delivered in exchange will be, taking into account the interim dividend of EUR 0.10 per share, will be delivered and traded under a specific code (ISIN FR0010192351), until their assimilation.

II – CHANGE OF BUSINESS NAME

SAGEM SA General Meeting decided to change its business name into SAFRAN.

From **13 May 2005**, SAFRAN shares will be traded under the following name:

- New name "**SAFRAN**" – ISIN code: FR0000073272 – New trading symbol: **SAF**.

From 13 May 2005, intermediaries will no longer use the trading symbol SAG of the old SAFRAN shares.

III – LISTING OF THE NEW SAFRAN SHARES

From **13 May 2005,** listing on the Eurolist, on a second line of **51,755,415** new shares originating from the merger absorption of SNECMA, participating from 1st January 2004, interim dividend included, and traded into the following conditions:

- Continue, trading group 16, ISIN code FR0010192351 – symbol SAF04
- Trades in these new shares will be settled and delivered according to RELIT procedures.

SHARES OUTSTANDING on the Eurolist, of SAFRAN (EUR 0.20 of nominal value and participating from 1st January 2004):

- **365,274,170** existing shares (ISIN code FR0000073272 – symbol SAF).

- **51,755,415** new shares, Name "SAFRAN ACPTE04" (ISIN code FR0010192351 – Symbol SAF04).

IV – CANCELLATION OF THE SNECMA SHARES FROM THE EUROLIST AND TEMPORARY REGISTRATION IN THE STRUCK-OFF SECURITIES SECTOR OF THE REGULATED MARKETS.

The SNECMA shares will stay registered onto the Eurolist until and inclusive 12 August 2005.

On **15 August 2005**, the 270,092,310 SNECMA shares will be cancelled from the Eurolist (ISIN code FR0005328747 – mnemonic SCA).

From 15 August 2005 to 15 February 2006 inclusive, the SNECMA shares will be traded into the struck-off securities sector of the regulated markets under the following conditions: fixing, value group 39, ISIN code and Euronext Paris code FR0005328747 – mnemonic SCA). They will stay listed in the stock exchange network of the RELIT settlement/delivery procedures. Negotiations will be compensated and guaranteed.

Due to the transfer of SNECMA shares to the struck off securities sector of the regulated markets, the orders that are not executed on the evening of 12 August 2005 will be eliminated. The clients should renew their orders on the morning of 15 August.

On **16 February 2006**, the SNECMA shares will be finally removed from the struck-off securities sector of the regulated markets.

V – ASSIMILATION OF THE SAFRAN SHARES

1 - From 20 May 2005, 51,755,415 new shares participating from 1st January 2004 will be assimilated with the 365,274,170 old shares participating from 1st January 2004 on a single line of shares participating from 1st January 2005.

2 - From 20 May 2005, the 417,029,585 SAFRAN shares, participating from 1st January 2005 will be quoted as a single line on the Eurolist.

Orders for the new shares (ISIN and Euronext code: FR0010192351) will expire automatically at the end of the trading session on 19 May 2005.

May 13, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAGEM S.A.

A French *société anonyme* with a management board and supervisory board and a share capital of €73,054,834.
Registered office: Le Ponant de Paris, 27, rue Leblanc, 75015 Paris.
Commercial Registry of Paris: 562 082 909

Compared Consolidated Revenues
(excluding tax)

(in € millions)

	2005	2004
Communications Branch:		
First quarter	550,981	580,691
	550,981	580,691
Defense and Security Branch:		
First quarter	262,594	247,642
	262,594	247,642
Group Sagem Total		
First quarter	813,575	828,333
	813,575	828,333

May 27, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917.
Registered office: 2, boulevard du Général-Martial-Valin, Paris (15e).
Commercial Registry of Paris: 562 082 909

Voting Rights

Pursuant to the provisions of Article L.233-8 of the French Commercial Code, Safran, whose shares are listed on the Paris stock exchange, informs its shareholders that, as of May 11, 2005, the date of its mixed shareholders' meeting which decided, in particular, the merger of Snecma into Sagem S.A., resulting in the issuance of 51,755,415 new shares, of a change in name from Sagem S.A. to Safran, the change in name from Sagem S.A. to Safran, and which also ratified the transfer of the registered office from Ponant de Paris (15e), 27, rue Leblanc to Paris (15e), 2, boulevard du Général-Martial-Valin:

- the share capital amounts to €83,405,917, consisting of 417,029,585 shares with a par value of €0.20 each;

- the number of voting rights attached to such shares is 473,980,206.

The Management Board

August 3, 2005

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917.
Registered office: 2, boulevard du Général-Martial-Valin, Paris (15e).
Commercial Registry of Paris: 562 082 909
Financial year: January 1 to December 31

Sagem's annual corporate and consolidated accounts as of and for the year ended December 31, 2004, which were published in the *Bulletin des Annonces légales obligatoires* on March 25, 2005 (pages 4033 to 4051), were approved without change by the mixed shareholders' meeting of May 11, 2005.

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share capital of 83 405 917 euros – Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin – 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

10/05/05

Last Name:	TOUSSAN
First Name:	Michel
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares
Type of Transaction:	Sale of 15,000 Securities
Date of Transaction:	07/03/05
Place of Transaction:	Paris
Price of Transaction:	€ 16.21
Amount of Transaction:	€ 243,210

Last Name:	TOUSSAN
First Name:	Michel
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares
Type of Transaction:	Sale of 5,300 Securities
Date of Transaction:	09/16/05
Place of Transaction:	Paris
Price of Transaction:	€ 17.68
Amount of Transaction:	€ 93,704

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share capital of 83 405 917 euros – Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin – 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

10/24/05

Last Name:	COLAIACOVO
First Name:	Mario
Position:	Chairman of Management Board
Type of Financial Instrument:	Shares
Type of Transaction:	Purchase of 2,260 Securities
Date of Transaction:	10/14/05
Place of Transaction:	Paris
Price of Transaction:	€ 17.17
Amount of Transaction:	€ 38,804

PADOCS01/322282.1

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share of 83 405 917 euros – Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin – 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

10/25/05

Last Name:	FORNERI
First Name:	Jean-Marc
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares
Type of Transaction:	Purchase of 1,000 Securities
Date of Transaction:	10/27/05
Place of Transaction:	Paris
Price of Transaction:	€ 17.49
Amount of Transaction:	€ 17,490

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share capital of 83 405 917 euros – Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin – 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

10/27/05

Last Name:	BECHAT
First Name:	Jean-Paul
Position:	Chairman of Management Board
Type of Financial Instrument:	Shares
Type of Transaction:	Purchase of 10,000 Securities
Date of Transaction:	10/27/05
Place of Transaction:	Paris
Price of Transaction:	€ 16.20
Amount of Transaction:	€ 162,000

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share capital of 83 405 917 euros – Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin – 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

03/08/06

Last Name:	OLIVIER
First Name:	Grégoire
Position:	Member of Management Board
Type of Financial Instrument:	Shares (exercise of options)
Type of Transaction:	Purchase of 116 670 Securities
Date of Transaction:	03/02/06
Place of Transaction:	Paris
Price of Transaction:	€ 10.29
Amount of Transaction:	€ 1,200,534.30

RECEIVED
2006 MAY -1 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAFRAN

Exemption Request
pursuant to
Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Exemption Request
pursuant to
Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Press Releases 2005

Date	Description	Tab no.
01-04-2005	SAGEM to design a new cryptophony system for the French DGA	1
01-10-2005	SAGEM: 12.3 % increase in 2004 revenue	2
01-25-2005	SAGEM chosen for the UK police's latest fingerprint and palmprint identification system	3
02-14-2005	SAGEM's mobile handsets can now become Bluetooth-enabled	4
02-14-2005	SAGEM's myX1-2 and myX2-2: a new striking combo in the GSM range	5
02-15-2005	SAGEM's myC3-2: seductive and compact	6
02-17-2005	Groupe Sagem - Annual results 2004	7
03-09-2005	Sagem-Snecma merger – Successful public share offer	8
03-11-2005	The SAGEM myX6-2 : Striking in sound and image	9
03-16-2005	SAGEM joins Smart Payment Alliance	10
03-18-2005	Snecma and Sagem merge, changing name to SAFRAN	11
05-04-2005	SAGEM provides Europe-wide multi-biometric visas in pilot test	12
05-09-2005	Sagem Monetel to participate in the launch of Thailand's e-purse	13
05-11-2005	SAFRAN reports first-quarter pro forma sales	14
05-13-2005	SAFRAN listed	15
10-10-2005	SAFRAN plans to sell Sagem Communication's Power and Telecom cables business	16
10-12-2005	SAFRAN consolidated sales at September 30, 2005 (pro forma)	17
10-12-2005	SAFRAN reports consolidated first-half results	18
11-02-2005	Labinal selected for the Falcon 7X program	19
11-15-2005	Inauguration of SAFRAN media library at Civil Aviation University of China	20
11-15-2005	Spotlight on "SPEC" at first symposium on more electric aircraft technologies	21
11-21-2005	Agreement on the sale of Sagem Communication's cable business	22
12-01-2005	SAFRAN's objectives in the mobile phone market	23
12-06-2005	SAFRAN and AVIC II sign framework agreement to collaborate on helicopter engines	24
12-06-2005	SAFRAN wins exclusive 20-year engine MRO contract from Air China	25
12-09-2005	Aeroflot orders 30 Sukhoi RRJ95 regional jets with SaM146 engines by Snecma and NPO Saturn	26

Date	Description	Tab no.
12-12-2005	Erratum – Aeroflot orders 30 Sukhoi RRJ95 regional jets with S a M146 engines by Snecma and NPO Saturn	27
12-14-2005	SAFRAN organizes first investors' meeting	28
12-15-2005	SAFRAN and Supélec engineering school bolster R&D collaboration	29

Press Releases 2006

01-11-2006	SAFRAN Group – SAFRAN reports consolidated sales for 2005 (provisional, pro forma)	30
01-16-2006	Notice to Snecma shareholders	31
01-30-2006	SAFRAN Group chosen by Boeing to help provide wheels and carbon brakes for New-Generation 737	32
02-22-2006	SAFRAN wins new engine contracts in India	33
03-01-2006	SAFRAN Group reports growth in 2005 results	34
04-12-2006	SAFRAN reports consolidated first quarter sales [adjusted pro-forma results (1)]	35
04-21-2006	Latest order from Southwest brings CFM56 engine orders in 2006 to nearly 900	36

Documents provided to regulatory authorities or stock exchanges and made public by such entities

01-05-2005	Sagem – Notice regarding the number of voting rights attached to the shares following the extraordinary and ordinary shareholders' meeting of December 20, 2004	37
02-28-2005	Sagem – Reference Document 2004	38
03-25-2005	Snecma – 2004 Corporate Information Document	39
04-01-2005	Sagem – Notice regarding the number of voting rights attached to the shares	40
04-08-2005	Summary of the main characteristics of the transaction described in "Document E" filed with the French AMF	41
04-08-2005	Sagem – Notice regarding the contribution in the demerger of Safran Informatique from Sagem	42
04-08-2005	Sagem – Notice regarding the contribution in the demerger of Safran Communication from Sagem	43
04-08-2005	Sagem – Notice regarding the contribution in the demerger of Safran Defense Securité from Sagem	44
04-11-2005	Sagem – notice of an extraordinary and ordinary shareholders' meeting to be held on May 11, 2005 and the resolutions	45
04-22-2005	Summary of French prospectus regarding the share repurchase program	46
05-11-2005	Sagem – Snecma Euronext Paris Notice	47
05-13-2005	Sagem – comparative consolidated accounts of 2004 and 2005 for the first quarter	48
05-27-2005	Safran – Notice regarding the number of voting rights attached to the shares following the extraordinary and ordinary shareholders' meeting of May 11, 2005	49
08-03-2005	Safran – Notice regarding shareholder approval of the corporate and consolidated accounts published on March 25, 2005	50

Date	Description	Tab no.
10-05-2005	Statement of transactions on company's securities conducted by directors and officers	51
10-24-2005	Individual statements pursuant to articles 222-14 and 222-15 of the AMF's General Regulations	52
10-25-2005	Individual statements pursuant to articles 222-14 and 2225-15 of the AMF's General Regulations	53
10-27-2005	Safran: Individual statements pursuant to articles 222-14 and 2225-15 of the AMF's General Regulations	54
03-08-2006	Statement of transactions on company's securities conducted by directors and officers	55

Documents provided to shareholders, published or made available to the public

Date	Description	Tab no.
02-17-2005	Sagem – Accounts Presentation Outlook	56
06-02-2005	Safran – Major Consequences of IFRS Transition – Technical schedules	57
06-02-2005	Safran – Main IFRS Impacts	58
06-30-2005	Safran – Consolidated statement as of and for the six months ended June 30, 2005	59
10-12-2005	Safran – Half-Year Financial Review	60
12-14-2005	Safran – Investor day documentation	61
-	Safran – Consolidated balance sheet and income statement as of and for the year ended December 31, 2005	62

SAGEM

2004
ACCOUNTS PRESENTATION
OUTLOOK

Thursday, February 17th 2005

SAGEM

2004 CONSOLIDATED KEY FIGURES

(in millions of €)	2004	2003	△ 04/03
Revenue	**3,570**	**3,180**	**+ 12.3%**
Communications	2,409	2,097	+ 14.9 %
Defense and Security	1,161	1,083	+ 7.2 %
Operating income	**205. 7**	**168.5**	**+ 22.1 %**
Net income	**134.2**	**105.7***	**+ 27.0%**

Net cash as of Dec 2004	**€406.6M**

* Excluding exceptional capital gains (€14M after taxes) following sales of shares

2004 REVENUE's DEVELOPMENT

Average growth rate: + 10.6%



In millions of euros
3800
3600
3400
3200
3000
2800
2600
2400
2200
2000
2,633
2,763
3,180
3,570
+12.3%
2001 *
2002
2003
2004

% at constant consolidation scope from year to year

* at constant consolidation scope

2004 OPERATING INCOME's DEVELOPMENT


In millions of euros
200
180
160
140
120
100
80
60
40
20
0
130.1
168.5
205.7
+ 22.1%
2002
2003
2004

% at constant consolidation scope from year to year

DEFENSE AND SECURITY

European leader and World number 3 in inertial systems
World leader in helicopter flight controls
European leader in optronics systems
European leader in tactical UAV systems

World leader in fingerprint-based biometric

Revenue

In millions of euros



2003
2004
1400
1200
1000
800
600
400
200
+ 7.2%
493
527
590
634
1,083
1,161
H1
H2
Year

Operating income

In millions of euros



2003
2004
100
90
80
70
60
50
40
30
20
+ 16.5%
38.2
40.4
40.6
51.4
78.8
91.8
H1
H2
Year

SAGEM

DEFENSE AND SECURITY

Major contracts



2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
MICA Infrared seeker
NH 90 helicopters
Tigre (STRIX/ OSIRIS)
AASM
FELIN
MEGAJOULE Laser
RAFALE
Strategical (M 51, SNLE N°4)
New UAV generations
Network centric warfare concept (BOA)

NH 90 HELICOPTER

Navigation | **Observation** | **Fly by wire system**


Doppler Radar
Air Data Sensor (ADS)
Navigation system (Gyrolaser / GPS)
More than 400 helicopters have been ordered
Infrared Sensor
Actuators
Fly by wire calculator
Attitude and heading reference system

RAFALE


DDM
SIGMA
OSF
CDVE Senso
Weapon station interface unit
A contract for 59 Ra ales ha
been signe
MICA
Infrared seeker
« Gerfaut »
HMDS
SLPRM
AASM

DEFENSE AND SECURITY

FELIN SYSTEM


Head system
Multi-function
Infrared Imager
Day/night sight
for indirect firing
Interface
Soldier
System
Personal
Radio & localisation
Calculator
Batteries

AIRBUS A380


Aircraft Information System
Sensors and actuators
Centralized Data
Acquisition Module CDAM
Secured Communication
Interface SCI
Network Server System NSS
- Cockpit
- Airlines
- Avionics
Data Loader Control System
DLCS
A380
Back-up Power Suppli BPS
Rate Gyro Unit
RGU
Large Environment Accelerometer Unit
LEAU
Back-up Command Module BCM

DEFENSE AND SECURITY

Biometric

Leader in biometric
Recently signed contracts


Morpho- GATE

• **Fingerprints :**

- Major european company for frequent flyers
- Access control in Paris Airports (90,000 people)
- Identity cards: Honduras, Uganda, Pakistan, Malawi
- AFIS systems: United Kingdom (Northrop Grumman contract), several Brasilian states, South Africa, Australia, Mexico,Hungaria, Austria, Germany

• **IRIS :** Border control systems for frequent flyers in the United Kingdom

• **Face recognition**: Border control system in Australia

• **Multibiometrics** (Fingerprints, face recognition): passports for the Netherlands

DEFENSE AND SECURITY

Smart cards

SAGEM has produced over 20 million smart cards in 2004

Chinese smart cards market-penetration

- SAGEM acquires interest in Tian Yu Co and founds a new production plant
- Tian Yu represents about 15% of the Chinese market: over 30 million SIM cards have been produced in 2004

SAGEM, major player in secure transactions

- Banks for the development of last generation smart card templates (SAM Moneo, EMV DDA)
- GIE Sesam Vitale (Carte Vitale 2)



Growing market share in banking sector

- New markets in UK, Lebanon, Egypt and Jordan

Payment terminals

Volumes x 2 in 2004

EMV Standard

New contracts


MONTANT : 15,34 €

COMMUNICATIONS

Major player in mobile phones: SAGEM n°7 worldwide
Provider of terminals, global solutions and multi-service networks

Revenue

In millions of euros



2003
2004
+ 14.9%
973
1,136
1,124
1,273
2,097
2,409
2700
2200
1700
1200
700
200
H1
H2
Year

Operating income

In millions of euros



2003
2004
+ 26.9%
44.6
56.9
45.1
57.0
89.7
113.9
120
110
100
90
80
70
60
50
40
30
20
H1
H2
Year

Mobile Phones

Revenue
In millions of euros



2003
2004
1400
1200
1000
800
600
400
200
460
597
621
680
1,081
1,277
+ 18.2%
H1
H2
Year

Operating income
In millions of euros



2003
2004
+ 14.9%
60
55
50
45
40
35
30
25
20
26.3
32.5
33.2
35.9
59.5
68.4
H1
H2
Year

Millions of units	H1 2004	H2 2004	H3 2004	H4 2004	2004
Terminals	3.2	3.1	4.1	4.5	14.9
Modules	2.0	2.0	0.7	1.3	6.0
TOTAL	5.2	5.1	4.8	5.8	20.9

Mobile Phones

SAGEM: leader of the French mobiles phones market

SAGEM: 6th position in Western Europe

- Market share: strong increase to **6.1% in Q3 2004 up from 4.4% in Q3 2003**
- Present in all main operators offers

SAGEM 7th position world-wide

- Market share: strong increase to **2.5% in Q3 2004 up from 1.2% in Q3 2003**

Outlook for 2005

- Reinforcement of strategical partnerships with important world operators

- Follow on winning new countries with high growth potential

SAGEM mobile phones in the world


Manufacturing plants
R&D
Sales / Partnerships

Mobile phones

2005 Key elements

2004
- 20 new products launched
- 40 different models sold

2005
- 20 new products to be launched in all segments

Key elements
- Ł New UMTS and EDGE products
- Ł More Bluetooth products in the range
- Ł Enhancement of Music services: full track download, high quality ring tones
- Ł Deployment of Video services support: video telephony, video streaming
- Ł And associated storage solution for contents: through additional memory cards connections
- Ł New Colourised wall papers in black & white screens
- Ł To continue to develop various designs according mobile phones usage

Mobile Phones – main new products in 2005



Basic
Voice Addict
Messaging
Gaming
Camera Phone
Music Phone
Video Phone
3G EDGE
Corporate Device
High
Mid-High
Mid-Low
Low
Entry
myX-1
myC-1
myX1-2
myX-1 Trio
myX-2
myC-2
myC2-2
Clam
Low End
myX2-2
myC-3
myC-3b
myX3-2
myC3-2
BarPhone
myX-4
Camera
Clam
myC5-2
Camera
Slide
myX5-2
myV-55
SG341i
Camera
barphone
Music
Music
Clam
myX-7
myV-75
myX-8
EDGE
UMTS
myS-7
CF Card
Clam or Slide design
Barphone design

Residential terminals and broadband communication

Revenue

In millions of euros



2003
2004
+ 11.4%
1200
1000
800
600
400
200
0
513
539
503
593
1,016
1,132
H1
H2
Year

Operating income

In millions of euros



2003
2004
+ 50.6%
50
45
40
35
30
25
20
15
10
5
0
18.3
24.4
11.9
21.1
30.2
45.5
H1
H2
Year

Residential terminals and broadband communication

COMMUNICATION

VOICE

PRINTING

PICTURE



DECT

Sustained growth in volumes

Over 1.4 million units



Multi-functions fax machine

Development of the product range

« Consumable » sales

Nearly 1 million units



Photo Easy

Photo printer

Market run up

Over 20 000 units

Residential Terminals and broadband communication

DIGITAL TV



Cable / Sat
HD
PVR
Zapper
ADSL / IP
HD
PVR
MPEG 4
Photo
Zapper
TERRESTRIAL
HD
PVR
MPEG 4
Photo
Zapper
32"
27"
TVHD
Home Cinema
DVB-T
45"
50"
56"

Residential terminals and broadband communication

SAGEM ADSL range

	2004	2005
Home Networking	 ***Wifi***  ***F@st Plug*** - Home Plug 1.0	 ***F@st Plug*** - Home Plug 1.0 - Video over PLT / WiFi
Video telephony	 *F@st 4000* - Embedded ADSL - H.323 / H.263	 *F@st 4200* - ADSL2+ / PLT - BT cordless - SIP / H.264
Full Play	*F@st 3001* - ADSL - Data, VoIP   *F@st 3202* - Triple Play / ADSL2+ - Wifi, Bluetooth	 *F@st 3302* - Triple Play / ADSL2+ - Wifi, Bluetooth - Telephony over BT / Wifi - Device management
Routers Double Play Data, TVoDSL	 ***F@st 1500WG*** - ADSL2+ - 4 Eth / Wi-Fi	 ***F@st 1200*** - ADSL2+ - USB, Eth
Modems	 ***F@st 800*** ***F@st 908***	 ***F@st 800*** - ADSL2 USB modem

Outlook for 2005

- Follow on growth in Defense and Security

- Follow on growth in Communication

SAGEM

SAGEM

FINANCIAL DATA

2004 CONSOLIDATED REVENUE

(In millions of euros)	2004	2003	△ 04/03
Communications	**2,408.6**	**2,097.0**	**+ 14.9%**
Mobile Phones	1,277.1	1,080.7	+ 18.2%
Residential Terminals and Broadband	1,131.5	1,016.3	+ 11.3 %
Internet Terminals	616.1	606.9	+ 1.5 %
Networks	515.4	409.4	+ 25.9%
Defense and Security	**1,161.6**	**1,083.4**	**+ 7.2 %**
Defense	878.9	739.4	+ 18.9 %
Security	282.7	344.0	- 17.8 %
Total	**3,570.2**	**3,180.4**	**+ 12.3 %**

2004 CONSOLIDATED INCOME STATEMENT

(In millions of euros)	2004	2003	△ 04/03
Revenue	**3,570.2**	**3,180.4**	**+ 12.3 %**
Added Value	1,164.7	1,032.3	+ 12.8 %
Gross operating income	**369.3**	**304.3**	**+ 21.4 %**
Operating income	**205.7**	**168.5**	**+ 22.1 %**
Financial income	5.7	3.1	
Exceptional items	- 11.5	16.9	
Corporation tax	- 57.7	- 61.8	
Amortisation of goodwill	- 8.0	- 7.4	
Minority interests	ns	0.4	
Net income - group share	**134.2**	**105.7***	**+ 27.0 %**
Net income - group share	**134.2**	**119.7**	**+ 12.1 %**

* Excluding exceptional capital gains (€14M after taxes) following sales of shares

2004 CONSOLIDATED OPERATING INCOME BY SECTORS

(In millions of euros)	2004		2003	
	OI	% Rev	OI	% Rev
Communications	**113.9**	**4.7 %**	**89.7**	**4.3 %**
Mobile Phones	68.4	5.4 %	59.5	5.5 %
Residential terminals and Broadband communication	45.5	4.0 %	30.2	3.0 %
Defense and Security	**91.8**	**7.9 %**	**78.8**	**7.3 %**
Total	**205.7**	**5.8 %**	**168.5**	**5.3 %**

CONSOLIDATED BALANCE SHEET

(In millions of euros)	Dec.31th 2004	Dec.31th 2003		Dec.31th 2004	Dec.31th 2003
Fixed assets	403.3	367.0	Fonds propres	1 209,7	1 178,7
Operating assets	2,071.5	1,896.0	Provisions	271.5	267.6
Marketable securities and cash	472.6	666.1	Financial debts	66.0	217.8
			Operating debts	1,400.2	1,265.0
Total assets	**2,947.4**	**2,929.1**	**Total liabilities**	**2,947.4**	**2,929.1**

Net cash			Workg. Cap. Req.		
	On Dec.31th 2004	€406.6 M		On Dec.31th 2004	€ 671.3 M
	On Dec.31th 2003	€448.3 M		On Dec.31th 2003	€ 631.0 M

SAGEM

ANNEX

BREAKDOWN OF CONSOLIDATED QUARTERLY REVENUE BY DIVISION

(In millions of euros)	Q1		Q2		Q3		Q4	
	2004	2003	2004	2003	2004	2003	2004	2003
Mobile phones	313.9	225.2	282.6	234.7	312.9	293.4	367.7	327.4
Residential terminals & Broadband communication	266.8	256.1	272.6	256.9	256.1	227.7	336.1	275.6
Communications	**580.7**	**481.3**	**555.2**	**491.6**	**569.0**	**521.1**	**703.8**	**603.0**
Defense	181.4	152.6	216.3	196.2	195.5	155.7	285.7	234.9
Security	66.2	63.9	63.1	79.9	56.4	73.8	96.9	126.4
Defense and Security	**247.6**	**216.5**	**279.4**	**276.1**	**251.9**	**229.5**	**382.6**	**361.3**
Total Group	**828.3**	**697.8**	**834.6**	**767.7**	**820.9**	**750.6**	**1,086.4**	**964.3**

ANNEX
BREAKDOWN OF QUARTERLY OPERATING INCOME BY DIVISION

(In millions of euros)	Q1		Q2		Q3		Q4	
	2004	2003	2004	2003	2004	2004	2004	2003
Mobile phones	17.2	12.7	15.3	13.6	16.5	14.9	19.4	18.2
Rsidential terminals & Broadband communication	10.9	9.2	13.5	9.1	10.1	7.7	11.0	4.2
Communications	**28.1**	**21.9**	**28.8**	**22.7**	**26.6**	**22.6**	**30.4**	**22.4**
Defense and Security	**18.0**	**15.5**	**22.4**	**22.7**	**19.3**	**17.6**	**32.1**	**23.1**
Total Group	**46.1**	**37.4**	**51.2**	**45.4**	**45.9**	**40.2**	**62.5**	**45.5**

ANNEX
BREAKDOWN OF QUARTERLY INCOME STATEMENT

(In millions of euros)	Q1		Q2		Q3		Q4	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	**828.3**	**697.8**	**834.6**	**767.7**	**820.9**	**750.6**	**1,086.4**	**964.3**
Gross operating income	90.7	74.4	91.7	73.6	84.4	78.4	102.4	77.9
Operating income	**46.1**	**37.4**	**51.2**	**45.4**	**45.9**	**40.2**	**62.5**	**45.5**
Financial income	8.3	0.5	(1.6)	0.8	0.2	1.2	(1.2)	0.6
Pre-tax income on ordinary activities	54.3	37.9	49.6	46.2	46.1	41.4	61.3	46.1
Exceptional items	0.4	(4.3)	(1.4)	(1.4)	(6.8)	16.9	(3.7)	5.7
Tax	(17.8)	(10.9)	(15.9)	(14.6)	(14.3)	(21.0)	(9.7)	(15.3)
Amortisation of goodwill	(1.9)	(1.9)	(2.0)	(2.0)	(2.0)	(2.0)	(2.2)	(1.6)
Minority interests	-	(0.2)	(0.1)	(0.2)	-	(0.1)	-	-
Net income	**35.0**	**21.0**	**30.5**	**28.4**	**23.0**	**35.4**	**45.7**	**34.9**

ANNEX
CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros)	2004	2003
Cash flow	225.3	162.6
Change in working capital requirement	(38.8)	94.0
Net cash flow from operating activities	186.5	256.6
Industrial investments	(120.0)	(92.6)
Cash flow from investing activities	(59.2)	(72.2)
Dividends	(32.8)	(28.9)
Increase / (decrease) of loans	(153.5)	(54.4)
Changes in exchange rates	(0.3)	(1.9)
Change in cash and cash equivalents	(179.5)	6.6
Change in cash excl. loan repayments	(26.0)	61.0

SAFRAN

MAJOR CONSEQUENCES OF IFRS TRANSITION

Technical schedules

Financial analysts meeting

June 2, 2005

IFRS TRANSITION

Within the context of the transition to IFRS from financial year 2005, Safran Group has decided to present qualitative information on the adoption of IFRS, concentrating on those standards having the greatest impact. This qualitative information is presented in a series of ten technical schedules presented below and organized as follows:

- Description of previous accounting rules,
- Description of IFRS rules
- Consequences for Safran Group.

LIST OF SCHEDULES BY SUBJECT

BUSINESS COMBINATIONS

IFRS 3

SAGEM / SNECMA

1. IFRS rules

The application of IFRS 3 to business combinations results in the valuation of the assets and liabilities of the company acquired at fair value at the acquisition date.

The resulting positive goodwill is recorded in balance sheet assets and is not amortized (please refer to the goodwill schedule).

Fair values attributable to the assets and liabilities of the company acquired must be determined and the resulting allocation of the purchase price finalized within 12 months of the acquisition date.

2. Consequences for Safran

Under the terms of the business combination, Sagem acquired Snecma. The revalued assets and liabilities of Snecma were included in the Sagem balance sheet as of April 1, 2005. The main consolidated balance sheet accounts affected by the allocation of the acquisition price were as follows:

- Goodwill: the balances previously recognized by Snecma Group were cancelled;
- Intangibles assets (programs, brands): the programs, including the order backlog, customer relations and specific technologies, were valued by discounting future net cash flows over the residual life of the assets;
- Finished product and engine spare part inventories: valued at selling price less selling costs;
- Financial liabilities: valued in accordance with market terms and conditions at the offer date;
- Net of resulting deferred tax impacts.

In order to enable the comparison of the 2004 and 2005 financial statements and present the economic performance of the group, Safran Group will publish pro-forma consolidated financial statements as if the merger had taken place on January 1, 2004.

GOODWILL

IFRS 3

1. Previous accounting rules

Positive goodwill balances are recorded in balance sheet assets and amortized over a maximum of 20 years.

The current value of goodwill balances is subject to annual impairment tests when events or circumstances indicate that a loss in value may have occurred. Such events and circumstances include, notably, significant negative changes of a long-term nature impacting the economic environment (commercial outlets, supply sources, fluctuations in indices or costs, etc.) and assumptions and objectives adopted by the group (medium-term plan, market share, order backlog, regulations, disputes and litigation, etc.).

The Group financial statements do not include any negative goodwill balances.

2. IFRS rules

Under IFRS 3 (Business Combinations), positive goodwill balances are recognized in assets but are not amortized. They are, nonetheless, tested for impairment annually or more frequently if events or circumstances indicate a loss in value. If the loss in value is established, the impairment recognized is definitive.

3. Consequences for Safran

As a result of adoption of IFRS 3 from January 1, 2004, the Safran Group no longer amortizes goodwill.

On first-time adoption on January 1, 2004, the Safran Group:

- did not elect for the retroactive adjustment of business combinations,
- reclassified in goodwill the net carrying amount of purchased goodwill acquired in prior years which does not meet the capitalization criteria laid down in IAS 38.

The profit or loss of accounting periods beginning on or after January 1, 2004:

- will no longer be impacted by goodwill amortization, but impairment losses only where appropriate;
- will take account, where appropriate, of the annual impact of new business combinations.

FOREIGN CURRENCY DENOMINATED COMMERCIAL TRANSACTIONS AND HEDGE INSTRUMENTS

IAS 32 and 39

1. Previous accounting rules

A significant portion of Safran revenue is denominated in USD. The group has a net excess USD position and is exposed to €/USD exchange risk largely hedged by forward contracts.

Foreign currency denominated revenue and purchases are translated at the exchange rate negotiated in the hedging instruments.

Hedge instruments represent off-balance sheet commitments.

Option premiums paid or received are recognized in the balance sheet and released to profit or loss at the option exercise or maturity date.

2. IFRS rules

The recognition and measurement of foreign currency-denominated transactions are governed by IAS 21 "The effects of changes in foreign exchange rates".

This standard requires the recognition of foreign currency-denominated transactions at the exchange rate prevailing at the transaction date.

At the accounting period-end, trade receivables and payables are translated at the closing exchange rate, with exchange differences recognized as income or expenses of the period.

Under IAS 39 "Financial Instruments: recognition and measurement", hedging instruments are recognized in the balance sheet at their fair value on the trade date. Subject to compliance with a certain number of criteria, two types of hedging relationship can be identified: fair value hedges and cash flow hedges.

1. A fair value hedge protects the fair value of assets or of liabilities recognized in the balance sheet. Changes in the value of the derivative and the hedged item are recognized through profit or loss of the period and offset each other in whole or in part.
2. A cash flow hedge covers cash flows not yet realized but highly probable. Changes in the fair value of the derivative are recognized:
    - through equity, for the portion of the gain or loss that is determined to be an effective hedge (the effective portion corresponds to the change in the value of the derivative linked to fluctuations in the spot rate of the currency),
    - in profit or loss for the ineffective portion (the ineffective portion corresponds to the change in value of the derivative linked to fluctuations in interest rates associated with the currency).

3. Consequences for Safran

Safran hedges future flows based on its order backlog and budgeted forecast transactions, for sales not naturally hedged by purchases.

Hedging instruments are now recognized in the balance sheet at fair value.

Foreign-currency denominated transactions are translated using the monthly spot rate. The effective portion of hedging instruments is recognized initially in equity while the hedged instrument is not recognized in the balance sheet; it is then released through profit or loss when the hedged instrument is recognized. The ineffective portion of the hedging instrument is recognized in financial income and expenses.

Adoption of IAS 32 and 39 from January 1, 2005 generates equity and revenue volatility in line with movements in €/foreign currency exchange rates. Conversely, EBIT remains unchanged.

FINANCIAL ASSETS AND LIABILITIES

IAS 32 and 39

1. Previous accounting rules

Financial assets comprise long-term investments, current operating assets, investment securities and cash and cash equivalents.

Financial liabilities comprise borrowings and other financing.

Financial assets and liabilities are recognized at acquisition cost and are not marked to market at accounting period-ends.

Costs relating to financial assets and liabilities are amortized on a straight-line basis or expensed in the year incurred.

2. IFRS rules

IAS 39 requires the classification of financial assets in one of four categories:

- Held-to-maturity investments
- Loans and receivables
- Available-for-sale financial assets
- Financial assets at fair value through profit or loss.

Depending on the category chosen, the financial asset is measured initially at fair value and then subsequently at amortized cost using the effective interest method or at fair value.

Changes in value are recognized through profit or loss, except for changes in the value of available-for-sale assets which are recognized directly in equity.

Financial assets measured at amortized cost are subject to impairment tests at each accounting period-end.

Borrowings and other financial liabilities are valued at amortized cost using the effective interest rate method.

Amortized cost is equal to the acquisition cost of the financial asset or liability, plus or minus internal and external transition costs that are directly attributable. The effective interest rate is the contractual interest rate recalculated to include initial transaction costs.

In addition, IAS 39 requires the marking-to-market of loans and borrowings not issued at market rates, based on future cash-flows discounted at the market rate applicable to similar loans/borrowings granted to a counterparty with a similar credit rating.

Finally, all treasury shares must be deducted from equity in accordance with IAS 32, irrespective of the reason for which they are held.

3. Consequences for Safran

IAS 32 and IAS 39 were adopted by Safran as of January 1, 2005.

The consequences for Safran of the adoption of IAS 39 on the recognition and measurement of financial assets and liabilities, are primarily limited to the reclassification of financial assets and liabilities in accordance with the categories defined in the standard. For example, marketable securities and cash and cash equivalents are classified within "Financial assets at fair value through profit or loss".

Up to December 31, 2004, treasury shares classified within marketable securities were recognized in accordance with French GAAP. From January 1, 2005, treasury shares are deducted from equity.

RESEARCH AND DEVELOPMENT EXPENDITURE

IAS 38

1. Previous accounting rules

Development costs are either expensed directly in the year incurred or capitalized, notably when the criteria of technical feasibility of the product or process, existence of a market and identification of costs are met.

Development costs are only capitalized up to a maximum of the expected gross margin on equipment already ordered, excluding options, by final customers and on spare parts necessary to operation.

Costs capitalized in intangible assets are amortized on a straight-line basis over 10 years, from the month of certification of the program concerned by the development.

2. IFRS rules

Under IAS 38, research expenditure is recognized as an expense of the period.

Expenditure incurred during the development phase may be capitalized if, and only if, the company can demonstrate all of the following:

- the technical feasibility of completing the intangible asset as well as its intention and ability to complete the intangible asset (availability of technical, financial and other resources) and use or sell it,
- the asset will generate probable future economic benefits,
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

When there is an indication of loss in value, the value in use of each project must be determined in order to confirm the net carrying amount of the assets concerned, or alternatively, recognize the corresponding impairment.

In accordance with IAS 38, Safran recognizes research and development expenditure as an expense of the period in which it is incurred, except for internally financed development costs meeting the capitalization criteria.

As such, when the group is selected by a customer (e.g. in the propulsion, equipment or defense sectors), the development phase of a program is characterized by:

- a development start date (date at which the aforementioned criteria are satisfied), determined by:
    - o the launch of the program by the customer;
    - o the choice of Safran by the customer;
    - o evidence of the profitability of the program validated by sources other than the customer and Safran.

- A development end date evidenced by the certification or necessary qualification of the product (e.g. the engine or the equipment) regarding the condition necessary for it to be capable of operating.

When the product is intended for sale to the general public (e.g. in the communications sector), the specific characteristics of the market lead to the setting, during special-purpose meetings, of the development start date by formally documenting the intention to complete the product, taking into account, notably, the technical feasibility of the major projects concerned and the generation of probable future economic benefits.

In the case of study and development contracts, in the absence of a contractual guarantee from the customer covering the financing of development expenditure incurred, costs are capitalized when they meet the aforementioned capitalization criteria. When the customer contractually guarantees payment (e.g. certain development contracts where financing is included in the selling price of units to be delivered), costs incurred are recognized in "Inventories and work-in-progress".

Capitalized costs are amortized from the date of first delivery of the product, on a straight-line basis over the expected useful life, subject to a maximum of 20 years.

The value in use of development projects is systematically tested when pre-determined indications of loss in value are identified and, notably, when there is a change in expected volumes, selling prices or costs with a material impact on the profitability of projects.

3. Consequences for Safran

On first-time adoption of IFRS (IFRS1), the group consolidated financial statements as of January 1, 2004 were primarily impacted as follows:

- Reclassification of work-in-progress recognized in respect of development contracts under which payment is not guaranteed within intangible assets when the costs meet the criteria detailed in §2.

- Recognition of additional intangible assets following the retrospective analysis of costs recognized in respect of projects in the development phase. Performance of impairment tests in respect of all projects.

In future accounting periods, the main impact will be the removal of the ceiling limiting expenditure capitalized to backlog margins and the capitalization of all costs incurred during the development phase.

TANGIBLE ASSETS

IAS 16 and IAS 17

1. Previous accounting rules

Tangible assets acquired and produced are recognized in the balance sheet at acquisition cost (including incidental expenses) and production cost respectively. Financing costs are not capitalized.

Tangible assets acquired under finance lease are recognized in the balance sheet at their market value at the date the agreement is signed.

Tangible assets are depreciated over standard periods for the sector.

Depreciation is generally calculated using the straight-line method, except for certain assets for which the reducing-balance method best reflects the rate of consumption of future economic benefits (e.g. in the communication sector).

A reserve for major repairs is recognized where necessary.

2. IFRS rules

IFRSs require, *inter alia*:

- the depreciation of tangible asset components over their useful lives, taking into account their residual value;
- the non-recognition of reserves for major repairs;
- the capitalization of fixed assets acquired under finance lease and the recognition of a corresponding liability.

At Safran, in application of these rules:

- the maximum depreciation period for a component is 40 years;
- major repair expenditure is considered to represent a separate component ("overhaul" component");
- the analysis of lease agreements did not identify any material consequences.

In addition, the group continues to recognize fixed assets on a historical cost basis (no periodic revaluation) and has not elected to apply the option offered by the standard to include borrowing costs in the initial value of fixed assets. The residual cost of tangible assets is immaterial.

3. Consequences for Safran

For first-time adoption purposes:

- in accordance with the option offered by IFRS 1, Safran has elected to revalue certain real estate and land assets, which have not been the subject of recent transactions, at fair value determined by independent appraisal. The replacement of the net carrying amount of these assets as of December 31, 2003 by their fair value was recognized through equity;
- application of the components approach to other assets led to an increase in equity;
- reserves for major repairs were cancelled and replaced by the depreciation of the overhaul component of the asset concerned.

In future years, due to the adoption of a new depreciation schedule, the IFRS impact on profit or loss will reflect a different rate of depreciation, immaterial at group level.

EMPLOYEE BENEFITS

IAS 19

1. Previous accounting rules

The Group has adopted CNC Recommendation N° 2003-R01 of April 1, 2003 concerning the recognition and measurement of pension obligations and similar benefits, with effect from the accounting period beginning January 1, 2004.

In addition to pension payments, resulting from the application of prevailing legislation in the countries where Group companies are located, employees receive supplementary pensions and/or retirement termination payments.

The Group provides benefits under defined benefit and defined contribution plans:

- Benefits granted under defined contribution plans do not give rise to the recognition of a commitment. Payments to organizations are expensed in the year incurred and discharge the employer of any future obligation;
- Benefits granted under defined benefit plans give rise to the recognition of a reserve, taking into account actuarial gains and losses, discounting and, where appropriate, the fair value of plan assets;
- Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. The actuaries appointed to perform these calculations use assumptions to value pension commitments that are based on inflation, discount and employee turnover rates, wage increases as well as mortality and retirement age tables;
- The impact of changes in actuarial assumptions is spread over the estimated remaining service life of employees, in accordance with the corridor method.

2. IFRS rules

As a result of the application of CNC Recommendation N° 2003-R01 from January 1, 2004, the Safran Group is in compliance with the recognition and measurement rules for pension obligations laid down in IAS 19

3. Consequences for Safran

Due to the application of the CNC recommendation by Safran, the adoption of IAS 19 by the Group from January 1, 2004 has no impact on the financial statements. The corridor method is retained for the subsequent recognition of Safran actuarial gains and losses.

The net decrease in French GAAP equity following the application of the CNC Recommendation from January 1, 2004 was due to:

- the recognition of actuarial gains and losses not booked as of December 31, 2003,
- the recognition of group obligations not recognized as of December 31, 2003,
- the update of the obligation calculation in accordance with the "projected unit credit" method.

SHARE OPTIONS /
BONUS SHARE ISSUES
IFRS 2

1. Previous accounting rules

In the French GAAP consolidated financial statements, share subscription and purchase options are not valued and do not impact the consolidated income statement.

Current plans include share purchase plans providing beneficiaries with the right to purchase existing shares at a given price. Information on these share purchase plans is disclosed in the Corporate Information Document.

2. IFRS accounting rules

Pursuant to IFRS 2 (Share-based payment) share purchase or subscription options granted to employees must be measured at fair value. Options must be measured at the grant date.

The Black & Scholes valuation model has been adopted for valuation purposes.

Option values are based on:

- the exercise price,
- the expected life of the option (or maturity),
- the current price of the underlying shares on grant,
- the expected volatility of the underlying shares,
- the risk-free interest rate,
- the dividends expected on the shares.

Only plans granted after November 7, 2002 and which have not yet vested on January 1, 2005 are valued and recognized in the accounts. Plans issued before November 7, 2002 are not therefore recognized. In accordance with this provision, two share purchase plans (2003 and 2004 plans) were valued and recognized.

The total cost of each plan is determined taking into account a turnover rate for the employees concerned.

3. Consequences for Safran

The option value is recognized in personnel costs on a straight-line basis over the option vesting period, commencing on the grant date and terminating on the date of definitive vesting of entitlement.

IFRS 2 adoption impacts expenses of the period but does not impact consolidated equity. In effect, the annual charge is offset by an equivalent increase in equity.

In addition, the extraordinary shareholders' meeting of May 11, 2005, approved the allocation of bonus shares to employees of SAGEM SA, prior to the merger, in accordance with the new provisions introduced by the 2005 Finance Act. Each employee, with at least one year's service on the eve of the extraordinary general meeting, will receive 50 bonus shares.

The overall expense relating to this bonus issue is determined, under IFRS, based on the share price and turnover assumptions. It is recognized on a straight-line basis over the 2-year vesting period, commencing May 11, 2005.

REVENUE RECOGNITION

IAS 18

1. Previous accounting rules

The revenue recognition date for sales of standard goods is the transfer of ownership.

The profit or loss on long-term contracts is measured in line with completion of contractual clauses or based on the cost of work carried out as a percentage of total contract costs.

Losses to completion on contracts in progress are, where appropriate, provided when foreseeable.

2. IFRS rules

IAS 18 states that, irrespective of the contract in question:

- revenue from ordinary activities is measured at the fair value of the consideration received or receivable, taking into account the amount of any trade discounts and material deferred payments.
- When a company has a loss-making contract, the current obligation under this contract must be provided.

The majority of contracts identified within the Safran Group are contracts for the sale of standard products, research and development contracts and fleet maintenance/support contracts.

Revenue recognition criteria are detailed below distinguishing between sales of standard goods and sales of services.

Revenue recognition for standard product sales contracts

Under IAS 18, revenue can only be recognized if the company has transferred to the buyer all the risks and rewards of ownership and it is probable that the economic benefits associated with the transaction will go to the company. If at the outset of the contract there is a known risk of cancellation of the transaction or non-recovery of the receivable, revenue is not recognized.

For the Safran Group, in the vast majority of cases, the major risks and rewards are transferred at the same time as ownership or the entry of the goods into the possession of the buyer, defined contractually. In this respect, an analysis of sales contracts backed by financing contracts did not identify any risk of non-recognition of revenue.

In the rare cases when realization of the sale is contingent on the sale by the buyer of the goods concerned (e.g. contracts with contingent "If & When" type clauses) or when the buyer is entitled to cancel the purchase, revenue is recognized when the conditions are lifted. The impact of such contracts is not material at Group level.

Service contracts, research and development contracts and fleet maintenance and support contracts

In the case of service contracts, revenue may only be recognized if:

- the stage of completion of the contract can be measured reliably; and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of a contract cannot be measured reliably, revenue is recognized in the amount of costs incurred.

In accordance with IFRS, the profit or loss on Safran Group service contracts is already recognized based on the stage of completion of services rendered, formally documented by way of technical milestones provided contractually.

3. Consequences for Safran

IFRS adoption does not have a material impact on the Safran Group financial statements.

OTHER ISSUES :

DEFERRED TAX AND DISCOUNTING

1. Deferred tax

The Group recognizes deferred tax assets only if it is probable that the company will utilize them as a result of expected taxable income forecast within a maximum period of five years.

In accordance with IFRS rules, Safran recognizes deferred tax assets that the Group considers it will utilize, without limit as to time.

In addition, in accordance with IFRS, Safran Group does not discount deferred tax assets and liabilities.

2. Discounting

IFRS requires the discounting of reserves, receivables and liabilities when settlement is deferred beyond the normal credit period.

Application of this rule by Safran results in the discounting of balance sheet positions where future cash flows are expected after a period of two years. Cash flows are discounted at the market rate for bonds issued by companies with a top credit rating, located in the country in which the company operates. The discount rate applied is consistent with the average maturity, weighted by the cash flow amounts concerned (duration).

The impact of this rule's application is not material within Safran.

MAIN IFRS IMPACTS

Financial analysts meeting

June 2, 2005

SAFRAN

INTRODUCTION

1. Objectives of the presentation:

- **IFRS options adopted by Safran**
- **Main changes and extent of impacts**

→ October 12, 2005: Presentation of the interim financial statements for the half-year ended June 30, 2005

2. Overview of the creation of Safran:

- **January 19, 2005: Take-over bid for cash and shares launched by Sagem for Snecma**
  - March 17, 2005: Sagem held 83% of Snecma's share capital
- **May 11, 2005: Merger-absorption of Snecma by Sagem approved by the General Meeting of Shareholders**

→ Operation accounted for in accordance with IFRS 3

INTRODUCTION

1. Organization of the Group by sector

- **4 divisions corresponding to the following 4 activity sectors:**
  - Propulsion
  - Communication
  - Equipment
  - Defense and security

- **In respect of which segment information will be reported in accordance with IAS 14, and in particular the following:**

Year ended December 31, Y	Propulsion	Communication	Equipment	Defense and Security	Total
Sales Operating income					
Sector assets					
Sector liabilities					

MAIN IFRS IMPACTS

- **IFRS 3:** Business combinations
- **IAS 32 and 39:** Financial instruments
- **IAS 38:** Research and development expenditure
- **IAS 16:** Tangible assets
- **IAS 19:** Employee benefits
- **IFRS 2:** Share options and bonus share issues
- **Assessment of main impacts**

IFRS 3: BUSINESS COMBINATIONS (1)

1. Accounting treatment of the acquisition of Snecma by Sagem

a. **Determination of the acquisition price:** Take-over bid for cash and shares – Merger – Acquisition costs

b. **Identification and valuation of Snecma assets and liabilities at fair value**

- Main balance sheet accounts concerned:

Previous Snecma goodwill balances:	cancelled
Intangible assets (programs, brands, etc.):	new assets
Inventories:	revaluation
Financial liabilities:	revaluation
Deferred tax:	to be recognized

c. **Determination and recognition of residual goodwill: (a) – (b)**

d. **Preparation of Safran Group consolidated balance sheet:**

- Integration of revalued Snecma assets and liabilities in the Sagem balance sheet as of April 1, 2005

⇨ Main impacts on the income statement as a result of balance sheet revaluations (additional / amortization charged, sale of inventory, etc.)

IFRS 3: BUSINESS COMBINATIONS (2)

2. Interim financial statements for the half-year ended June 30, 2005:

- **IFRS consolidated statutory statements comprising:**
  - 6 months activity of the former Sagem Group
  - and 3 months activity of the former Snecma Group from April 1 to June 30, 2005

➔ These first Safran Group financial statements for the half-year ended June 30, 2005 will include the impact of application of IFRS 3 concerning business combinations as of April 1, 2005 (*)

3. For comparison purposes:

- **Pro forma IFRS consolidated financial statements will be prepared:**
  - Income Statements covering the first six months of 2004 and 2005
  - Balance sheets as of December 31, 2004 and June 30, 2005
- **For the purposes of the pro forma financial statements, the business combination will be considered to have taken place as of January 1, 2004**

(*) The group has a period of 12 months during which to finalize the allocation of the acquisition price

IAS 32 AND 39: FINANCIAL INSTRUMENTS (1)

1. Foreign currency-denominated commercial flows

Safran Group has significant exposure to the US dollar, with an annual net position of between USD 2.5 and 3 billion

- **Of the two methods proposed by IAS 39 for recognizing foreign currency risk in the financial statements, Safran has elected to adopt the "cash-flow hedge" method:**
  - Documentation of hedge relationships based on highly probable future cash flows. Base = budgeted forecasts
  - Recognition of "Financial instrument" assets and liabilities at fair market value. Changes in market value are booked through:
    - equity for the effective portion
    - profit or loss of the period for the ineffective portion

SAFRAN

IAS 32 AND 39: FINANCIAL INSTRUMENTS (2)

1. Foreign currency-denominated commercial flows

- **Consequences for Safran**
  - Adoption from January 1, 2005
  - Only foreign currency-denominated sales not naturally hedged by foreign currency-denominated purchases are recognized at the guaranteed rate
  - Balance sheet positions (foreign currency-denominated receivables and payables) are translated at the period-end rate (fixing) and do not have a material impact on net income
  - All gains/losses exceeding the expected allocation of hedges are considered speculative and recognized directly in profit or loss.

➔ Impact as of January 1, 2005: recognition of an asset of €1.5 billion in respect of the fair value of financial instruments

➔ Impact on the 2004 pro forma income statement: decrease in sales and purchases of approximately €350 million

SAFRAN

IAS 32 AND 39: FINANCIAL INSTRUMENTS (3)

2. Financial assets and liabilities

- **Financial assets (excluding loans and receivables issued by the company) are recognized at market value and no longer at historical value.**
- **Financial liabilities are essentially recognized at amortized cost.**

➾ Impact immaterial as of January 1, 2005

- **From January 1, 2005, treasury shares previously recognized in assets under "Marketable securities" are deducted from equity**

➾ Impact as of January 1, 2005: cancellation in the accounts of treasury shares in the amount of €64 million

IAS 38: RESEARCH & DEVELOPMENT EXPENDITURE (1)

1. **Development costs (*) must be capitalized within intangible assets if the following criteria can be demonstrated:**
   - **The demonstrated technical feasibility**
   - **The company's ability to use or sell the asset**
   - **The existence of a market and future economic benefits**
   - **The ability to measure reliably the expenditure to be capitalized**

2. **No limit on the amount of development costs which may be capitalized (overall profitability of the program and not only margins on the order backlog)**

(*) All costs directly attributable to the project including contributions such as certification costs

SAFRAN

IAS 38: RESEARCH & DEVELOPMENT EXPENDITURE (2)

3. Capitalization period

a. Aeronautic and defense programs:

- Program launch by the customer, and
- Selection of Safran by the customer, and
- Justification of the profitability of the program

→ **Determines the start of the capitalization period**

- Necessary certification of the product → **End of capitalization**

b. If the product is intended for the general public:

- Development start date = formal documentation of the intention to complete the product
- Development end date = first commercialization/delivery

IAS 38: RESEARCH & DEVELOPMENT EXPENDITURE (3)

4. Amortization over the useful life of the program

- Subject to a **maximum** of 20 years to take account, where applicable, of the spare parts market
- From the date of commercialization/delivery of the product
- On a straight-line basis

5. Performance of impairment tests (IAS 36) on capitalized development costs

⇨ Systematically where predetermined indications of loss in value are identified, with a material impact on project profitability:

- **New volume forecasts**
- **Changes in selling price**
- **Cost amendments, etc.**

6. Retrospective analysis: restricted to costs incurred in 2002 and 2003 (€125 million as of January 1, 2004)

⇨ Impact on financial year 2004: capitalization of additional costs of €75 million, net of amortization (giving total capitalized costs as of December 31, 2004 of €200 million)

IAS 16: TANGIBLE ASSETS (1)

1. Extension of depreciation periods from January 1, 2004

- **The increase in depreciation periods is the result of implementation of the components approach**
- **Components are depreciated over their useful lives**

	French GAAP	IFRS
Buildings	20 to 40 years	15 to 40 years (*)
Capitalized engines	12 years	Structure: 20 years Overhauls: flight hour (to replace previous reserves for major repairs)
Technical installations	4 to 10 years	4 to 40 years
Equipment and tools	3 years to 6 years and 9 months	3 to 15 years
Fixtures, fittings and other	3 to 10 years	3 to 15 years

(*) **For example, buildings comprise the following components with the following useful lives:**

- Building foundations and coatings: 15 to 40 years
- Finishing work: 15 to 20 years

SAFRAN

IAS 16: TANGIBLE ASSETS (2)

2. Valuation of assets as of January 1, 2004

- **In accordance with the option offered by IFRS 1, certain real estate and land assets have been revalued at fair value as of January 1, 2004, as determined by an independent expert:**
  - Land is revalued at market value
  - Buildings are recorded at their value in use taking into account, at the production sites, a discount reflecting Safran's specific industrial activity.

→ **Independent appraisals were carried out at 16 sites**

- **Historical cost was retained for all other tangible assets**

→ Impact as of January 1, 2004:

- Revaluation using the components approach: approximately €150 million
- Revaluation of assets: approximately €180 million

→ Impact on 2004 pro forma net income: not material

SAFRAN

IAS 19: EMPLOYEE BENEFITS

IAS 19 requires the recognition in the balance sheet of all reserves relating to employee benefits (pension obligations, long service medals, etc.)

Safran adopted CNC Recommendation n°2003-R01 with effect from January 1, 2004. This recommendation is consistent with IAS 19

- **Recognition of a reserve in respect of pension plan shortfalls, retirement termination payments, long service medals, etc.**
- **Application of the option offered by IAS 19 to amortize new actuarial gains and losses against future profits and losses in accordance with the corridor method**
- **Application of the option to recognize in equity as of January 1, 2004, actuarial gains and losses not amortized as of December 31, 2003 (off-balance sheet):** impact not material

IFRS 2: SHARE OPTIONS AND BONUS SHARE ISSUES

- Share subscription and purchase options granted to employees must be recognized at fair value

- The total cost is recognized in personnel costs and amortized on a straight-line basis over the vesting period

- Share options are valued in accordance with the Black & Scholes valuation model

- Bonus shares (granted to the Sagem SA employees before the merger) are valued based on the stock market price and turnover assumptions

→ Share options have a negative impact on 2004 pro forma net income of approximately €3 million.
They do not impact equity.

MAIN IFRS IMPACTS WITHIN SAFRAN

1. **Main estimated impacts, before tax, on financial year 2004 (not audited):**

Order of importance in € million	Sales	Pre-tax income
Financial instruments	- 350	
Capitalization of additional developments costs		+ 75
Cancellation of goodwill amortization		+ 56
Other impacts		- 25

MAIN IFRS IMPACTS WITHIN SAFRAN

2. Main estimated impacts (not audited) on the pro forma balance sheet as of January 1, 2005:

Order of importance in € million

Recognition in assets of financial instruments hedging commercial transactions	**1,500**
Capitalization of additional R&D costs, net of amortization	**200**
Revaluation of tangible assets	
- asset revaluations	**180**
- application of the components approach	**150**
Cancellation of treasury shares recorded in marketable securities	**-64**
Recognition of deferred tax	**- 570**

- **The impact on equity of the purchaser as of December 31, 2004 is estimated at approximately +€40 million (-€24 million as of January 1, 2005 after cancellation of treasury shares)**
- **The other adjustments do not impact Safran Group equity but reduce the fair value adjustments for goodwill**

SAFRAN

CONCLUSION

- **Solely accounting impacts :**
  - Amended presentation of the balance sheet and income statement
  - Increased volatility in certain accounts

- Requires **non-accounting adjustments** to ensure the standardization of comparisons

- No impact on:
  - Cash flows: "cash is cash"
  - The economic management of the group
  - Covenants, etc.

Consolidated balance sheet and income statement

June 30, 2005

SAFRAN

Consolidated balance sheet and income statement
June 30, 2005

I. CONSOLIDATED BALANCE SHEET

ASSETS (in € millions)	*Notes*	June 30, 2005	June 30, 2004	Dec. 31, 2004
Goodwill	*4.B.1.a*	1,279	90	97
Intangible assets	*4.B.1.b*	3,475	49	59
Property, plant and equipment	*4.B.1.c*	1,713	288	287
Non-current financial assets	*4.B.2.a*	362	21	15
Investments in associates	*4.B.3.*	34	-	-
Deferred tax assets	*4.B.6*	32	10	12
Other non-current assets	*4.B.8*	29	2	2
Non-current assets		**6,924**	**460**	**472**
Current financial assets	*4.B.2.c*	111	-	-
Assets held for sale	*4.B.2.b*	-	-	5
Fair value of financial instruments and derivatives	*4.B.2.d*	820	-	-
Inventories	*4.B.4*	3,175	712	651
Trade and other receivables	*4.B.5*	3,761	1,182	1,350
Tax assets	*4.B.7*	100	6	24
Other current assets	*4.B.8*	136	25	37
Cash and cash equivalents	*4.B.9*	474	462	443
Current assets		**8,577**	**2,387**	**2,510**
Total assets		**15,501**	**2,847**	**2,982**

I. CONSOLIDATED BALANCE SHEET

EQUITY AND LIABILITIES *(in € millions)*	*Notes*	June 30, 2005	30-Jun-04	Dec. 31, 2004
Share capital	*4.B.11.a*	83	36	36
Reserves	*4.B.11.c*	4,842	1,130	1,054
Net unrealized gains on available-for-sale financial assets		3	-	-
Net unrealized losses on currency futures		(251)	-	-
Net profit (loss) for the period		(23)	77	154
Capital and reserves		**4,654**	**1,243**	**1,244**
Minority interests		**167**	**1**	**1**
Total equity		**4,821**	**1,244**	**1,245**
Provisions	*4.B.12*	721	59	61
Borrowings subject to specific terms and conditions	*4.B.14*	409	31	35
Interest-bearing non-current liabilities	*4.B.15*	599	21	20
Deferred tax liabilities	*4.B.6*	1,335	1	1
Other non-current liabilities	*4.B.17*	141	30	16
Non-current liabilities		**3,205**	**142**	**133**
Provisions	*4.B.12*	969	207	210
Interest-bearing current liabilities	*4.B.15*	999	12	12
Trade and other payables	*4.B.16*	5,356	1,205	1,322
Tax liabilities	*4.B.7*	20	2	2
Other current liabilities	*4.B.17*	131	35	58
Current liabilities		**7,475**	**1,461**	**1,604**
Total liabilities		**15,501**	**2,847**	**2,982**

II. CONSOLIDATED INCOME STATEMENT

(in € millions)	*Notes*	**Half-year ended June 30, 2005**	**Half-year ended June 30, 2004**	**Year ended Dec. 31, 2004**
Revenue	*4.A.1*	**3,375**	**1,661**	**3,567**
Other income	*4.A.2*	30	3	14
Income from operations		**3,405**	**1,664**	**3,581**
Change in inventories of finished goods and work in progress		(63) *	85	76
Capitalized production		138	31	54
Raw materials and consumables used	*4.A.3*	(2,224)	(1,180)	(2,499)
Personnel costs	*4.A.4*	(930)	(373)	(757)
Taxes		(75)	(29)	(56)
Depreciation and amortization expense	*4.A.5*	(167)	(44)	(97)
Provisions for contingencies and losses	*4.A.5*	1	1	(7)
Asset impairment	*4.A.6*	(11)	(3)	15
Other operating income / expenses	*4.A.7*	(80)	(46)	(95)
Profit (loss) from operations		**(6)**	**106**	**215**
Borrowing costs		(8)	4	4
Other finance costs / income		(27)	5	1
Net finance costs / income	*4.A.9*	**(35)**	**9**	**5**
Income from associates	*4.A.8*	1	-	-
Profit (loss) before tax		**(40)**	**115**	**220**
Income tax expense	*4.A.10*	19	(38)	(66)
Profit (loss) from continuing operations		**(21)**	**77**	**154**
Profit from discontinued operations		-	-	-
Profit (loss) after tax		**(21)**	**77**	**154**
Minority interests		(2)	-	-
Net profit (loss) for the period		**(23)**	**77**	**154**
Basic earnings per share (in euro)	*4.A.11*	(0.08)	0.44	0.89
Diluted earnings per share (in euro)	*4.A.11*	(0.08)	0.44	0.88

* including impact of use of revalued inventories: (€167 million)

III. STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Consolidated reserves	Net profit (loss) for the year	Translation adjustments	Hedging reserves	Other	**Capital and reserves**	Minority interests	**Total**
As of January 1, 2004	**36**	**165**	**(4)**	**991 ***	**-**	**-**	**-**	**1**	**1,189**	**1**	**1,190**
Translation adjustments						(2)			**(2)**		**(2)**
Net profit for the year					154				**154**		**154**
Capital reduction following cancellation of treasury shares				(73)					**(73)**		**(73)**
Capital increase		3							**3**		**3**
Dividends				(32)					**(32)**		**(32)**
Other movements			4	1					**5**		**5**
As of December 31, 2004	**36**	**168**		**887**	**154**	**(2)**		**1**	**1,244**	**1**	**1,245**
Translation adjustments						25			**25**		**25**
Fair value adjustment to cash-flow hedging derivatives, net of tax							(251)		**(251)**		**(251)**
Fair value adjustment to available-for-sale securities, net of tax								3	**3**		**3**
Net loss for the year					(23)				**(23)**	2	**(21)**
Capital reduction following cancellation of treasury shares			(42)						**(42)**		**(42)**
Capital increase	47	3,237		581					**3865**		**3865**
Dividends					(90)				**(90)**		**(90)**
Change in accounting method			(69)	(7)					**(76)**		**(76)**
Other movements				64	(64)			(1)	**(1)**	164	**163**
As of June 30, 2005	**83**	**3,405**	**(111)**	**1,525**	**(23)**	**23**	**(251)**	**3**	**4,654**	**167**	**4,821**

* including 2003 net profit (loss)

IV. CONSOLIDATED STATEMENT OF CASH FLOW

(in € millions)		Half-year ended June 30, 2005	Year ended Dec. 31, 2004
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**(42)**	**115**
Tax paid		(46)	(56)
Income from associates (net of dividends received)		(1)	
Income and expenses not impacting cash flow		**354**	**47**
Depreciation and amortization		162	44
Asset impairment		(8)	3
Provisions		24	(1)
Fair value of financial instruments and derivatives		8	-
Valuation of financial assets and liabilities		3	-
Changes in value		(1)	-
Foreign exchange losses		2	-
Capital gains on asset disposals		(15)	-
Accrued interest		(1)	-
Other		178	1
Minority interests		2	-
Net cash from operations before changes in working capital		**265**	**106**
Net change in inventories and work-in-progress		(150)	(179)
Net change in operating receivables and payables		(83)	150
Net change in other receivables and payables		(49)	(4)
Changes in working capital		**(282)**	**(33)**
	TOTAL I	**(17)**	**73**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(131)	(24)
Purchases of property, plant and equipment net of proceeds from disposals		(87)	(51)
Acquisitions of subsidiaries		94	(6)
Disposals of subsidiaries		5	-
Net purchases of shares in other companies		(1,279)	-
Net proceeds from the sale of shares in other companies		5	-
Net proceeds from long-term investments		20	-
Other changes		3	-
	TOTAL II	**(1,370)**	**(81)**
III. Cash flow from/(used in) financing activities			
Change in share capital		6	-
Repayments of borrowings and long-term debt		(4)	(7)
Repayable advances received		12	-
Dividends paid to parent company shareholders		(90)	(32)
Dividends paid to minority interests		-	-
	TOTAL III	**(76)**	**(39)**
IV. Effect of changes in exchange rates	**TOTAL IV**	(8)	-
Decrease in net financial position	**I+II+III+IV**	**(1,471)**	**(47)**
Opening net financial position		348	395
Closing net financial position		(1,123)	348
Decrease in net financial position		**(1,471)**	**(47)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

The Management Board approved the accounts and on October 11, 2005 the Supervisory Board authorized the publication of the SAFRAN S.A. consolidated financial statements for the half-year ended June 30, 2005.

SAFRAN S.A. (2, Bd du Général Martial Valin 75724 Paris cedex 15) is a limited liability company incorporated in France.

The preparation of the Group's financial statements under IFRS requires management to make estimates and express assumptions likely to have an impact on balance sheet assets and liabilities, income and expenses, and the information disclosed in certain notes to the financial statements. Any changes in facts or circumstances may lead the Group to review these estimates.

The SAFRAN Group consolidated financial statements are presented in € millions and rounded up to the higher unit.

1. HIGHLIGHTS

1. **Sagem – Snecma merger**

After the public exchange and purchase offers initiated by Sagem for Snecma on January 19, 2005, the general shareholders' meeting of May 11, 2005 ratified the merger of Snecma SA by Sagem.

Treatment of the merger in the financial statements:

The date adopted for the Snecma group's entry into the Sagem scope of consolidation was March 31, 2005. The financial statements presented break down as follows:

- the statutory financial statements presenting 3 months of Snecma activity and 6 months of Sagem activity in addition to the allocation of Snecma's acquisition price,
- the pro forma financial statements presenting the SAFRAN income statements for the periods ended June 30, 2004 and 2005 and the SAFRAN balance sheets as of December 31, 2004 and June 30, 2005.

2. **Change of corporate name**

The Extraordinary General Meeting of May 11, 2005 adopted the change of corporate name from Sagem to SAFRAN SA.

3. **First-time adoption of IFRS**

In accordance with European regulation no. 1606/2002 of July 19, 2002, the SAFRAN Group consolidated financial statements published as from 2005 are prepared under IAS/IFRS.

2. ACCOUNTING POLICIES

Accounting rules and methods

In connection with the transition to IFRS, as adopted in the European Union, for the preparation of the consolidated financial statements for fiscal year 2005, the consolidated financial statements of the SAFRAN Group for the half-year ended 30 June 2005 have been drawn up for the first time using the IFRS recognition and measurement principles adopted in the European Union, in the form of interim financial statements, as defined in the general regulations of the *Autorité des Marchés Financiers* (AMF) (French securities regulator). They include, for comparison purposes, data relating to fiscal year 2004 and the first half of 2004 restated according to the same regulations, with the exception of IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1 (First-time adoption of IFRS), have been applied since 1 January 2005.

These interim financial statements, presented in accordance with the provisions of the AMF general regulations, do not include all the information of a complete set of financial statements as required under IFRS. This represents a departure from IAS 34 in terms of interim periods, but does comply with the AMF recommendations for interim financial statements published during this first year the IFRS are effectively applied.

The international accounting standards were applied with retroactive effect in the opening balance sheet on the transition date (1 January 2004), with the exception of certain exemptions provided under IFRS 1 on which we comment below.

Should certain standards or interpretations come into effect between the date of this report and 31 December 2005 and should they be applied retrospectively, the comparative information, and the information for the first half of 2005 would be modified, as required under IFRS.

A First-time adoption of IFRS

1) Methods of first-time adoption

The IFRS financial information for fiscal year 2004 has been prepared in accordance with IFRS 1 "First-time adoption of international financial reporting standards." The retrospective application of the accounting policies adopted for the preparation of IFRS financial information on the opening balance sheet represents the general principle of restatement. The impact of the adjustments is directly offset against equity, after taking into account deferred tax. Certain optional exemptions to this general principle involving the retrospective restatement of assets and liabilities offered by IFRS 1 were adopted by the SAFRAN Group.

SAFRAN decided to apply IAS 32 and IAS 39 to financial instruments as from January 1, 2005. Hence, financial instruments are measured according to French standards for 2004.

2) Options adopted under IFRS 1

1. Business combinations:

SAFRAN has opted not to restate business combinations that occurred prior to January 1, 2004, in accordance with IFRS 3 "Business Combinations."

2. Translation adjustments:

Translation adjustments as a separate component of equity is offset against consolidated reserves as of January 1, 2004. In the event of the subsequent disposal of a foreign operation, whose financial statements are denominated in a currency that is different from the consolidation currency, the gain or loss shall exclude translation adjustments that arose prior to January 1, 2004.

The adoption of this optional treatment resulted in a reclassification in the balance sheet at the date of transition in the amount of €7 million between translation gains or losses and consolidated reserves without any impact on equity as of January 1, 2004.

3. Actuarial gains and losses on retirement commitments:

Actuarial gains and losses on retirement commitments, unrecognized as of January 1, 2004, are recognized in retirement provisions at this date and directly offset against equity.

Actuarial gains and losses arising after January 1, 2004 are treated using the corridor approach.

4. Measurement of certain intangible assets/items of property, plant and equipment at fair value:

As of January 1, 2004, SAFRAN opted not to use the option offered by IFRS 1 that consists in measuring certain intangible assets or items of property, plant and equipment at fair value.

5. Share-based payment:

SAFRAN decided to apply IFRS 2 to payments settled with equity instruments granted after November 7, 2002 and not vested as of January 1, 2004.

3) Transition of SAFRAN Group financial statements prepared in accordance with CRC regulations to IFRS

The SAFRAN Group financial statements have been prepared under IFRS as of January 1, 2004. The most recent financial statements presented in accordance with CRC regulations are for the year ended December 31, 2004.

The transition of the former Sagem Group balance sheet and income statement from CRC regulations to IFRS breaks down as follows:

1. Aggregated balance sheet:

ASSETS	Jan. 1, 2004 (CRC)	Reclassifications	IFRS impacts	Jan. 1, 2004 (IFRS)	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Intangible assets and PP&E	367	-	28	395	403	(3)	60	460
Deferred tax assets	-	33	(17)	16	-	37	(25)	12
Inventories	535	-	-	535	651	-	-	651
Trade and other receivables	1,361	(17)	-	1,344	1,420	(9)	-	1,411
Cash and cash equivalents	666	(16)	-	650	473	(30)	-	443
Assets held for sale	-	-	-	-	-	5	-	5
Total	**2,929**	-	**11**	**2,940**	**2,947**	-	**35**	**2,982**

EQUITY AND LIABILITIES	Jan. 1, 2004 (CRC)	Reclassifications	IFRS impacts	Jan. 1, 2004 (IFRS)	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Group shareholders' equity	1,178	-	11	1,189	1,208	-	36	1,244
Minority interests	1	-	-	1	1	-	-	1
Total equity	1,179	-	11	1,190	1,209	-	36	1,245
Provisions for contingencies and losses	268	(268)		-	272	(272)		-
Liabilities	1,482	(1,482)		-	1,466	(1466)		-
Non-current liabilities	-	167	-	167	-	134	(1)	133
Current liabilities	-	1,583	-	1,583	-	1,604	-	1,604
Liabilities held for sale	-			-	-	-	-	-
Total	**2,929**	-	**11**	**2,940**	**2,947**	-	**35**	**2,982**

The balance sheet reclassifications are as follows:

(in € millions)	Separate line items	Notes sent for collection	Translation adjustments	As of Jan. 1, 2004	Separate line items	Notes sent for collection	Translation adjustments	Assets held for sale	As of Dec. 31, 2004
Intangible assets and PP&E					1			(4)	(3)
Deferred tax assets	33			33	37				37
Inventories									
Trade and other receivables	(33)	16		(17)	(38)	30		(1)	(9)
Cash and cash equivalents		(16)		(16)		(30)			(30)
Assets held for sale								5	5
Assets	-	-		-	-	-		-	-
Provisions for contingencies and losses	(268)			(268)	(272)				(272)
Liabilities	(1482)			(1482)	(1466)				(1466)
Non-current liabilities	167			167	134				134
Current liabilities	1,583			1,583	1,604				1,604
Liabilities	-			-	-				-
Group shareholders' equity			(7)	(7)			(7)		(7)
Translation adjustments			7	7			7		7
Equity			-	-			-		-

These reclassifications gave rise to the following comments:

- Separate line items: reclassification of deferred tax assets previously recognized in current receivables to non-current assets, breakdown of provisions for contingencies and losses and borrowings between non-current liabilities and current liabilities.

- Notes sent for collection previously recognized in cash at bank and in hand reclassified to accounts receivable.

- Translation adjustments settled as of January 1, 2004 (see opening balance sheet options).

- Reclassification of assets to assets held for sale as of December 31, 2004.

The main impacts of the transition to IFRS on equity break down as follows:

	Jan. 1, 2004	Dec. 31, 2004
Equity under CRC 99-02	**1,178**	**1,208**
A - Development expenditure	21	43
B - Cancellation of 2004 goodwill amortization		8
C - Property, plant and equipment: component approach	7	8
Other adjustments	-	2
D - Deferred tax	(17)	(25)
Total IFRS impacts on equity	**11**	**36**
Equity under IFRS	**1,189**	**1,244**

The comments on IFRS impacts are presented below.

2. Aggregated income statement:

	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Revenue	3,570	(3)		3,567
Other income	14	-		14
Income from ordinary activities	3,584	(3)		3,581
Profit from operations	206	(11)	20	215
Net finance cost / income	6	(1)		5
Exceptional items	(12)	12		-
Income tax expense	(58)		(8)	(66)
Amortization of goodwill	(8)		8	-
Net profit before minority interests	134		20	154
Net profit attributable to minority interests	-			-
Net profit for the year	134		20	154

The income statement reclassifications mainly concern:

- Granted discounts deducted from revenue in the amount of €3 million,
- The elimination of exceptional income and expenses in the amount of €12 million, with reclassifications to profit from operations or net financial income.

Main impacts of the transition to IFRS on the income statement:

	Dec. 31, 2004
Net profit under CRC 99-02	**134**
A - Development expenditure	22
B - Cancellation of 2004 goodwill amortization	8
E - Stock options	(3)
Other adjustments	1
D - Deferred tax	(8)
Total IFRS impacts on profit after tax	**20**
Net profit under IFRS	**154**

3. Comments on the main IFRS impacts on the 2004 balance sheet and net profit:

The IFRS impacts gave rise to the following comments on the 2004 balance sheet and net profit:

A- Development expenditure that satisfies the criteria defined in note 2.C.2 was capitalized and amortized retrospectively, resulting in a net impact of €21 million on depreciation and amortization as of December 31, 2003 and €43 million as of December 31, 2004 (before deferred taxes).
In the 2004 income statement, the impact on consolidated profit from operations totaled €22 million.

B- Goodwill was no longer amortized as of January 1, 2004, generating a reduction in expenses in the amount of €8 million.

C- The component approach led to an increase in equity of around €8 million as of December 31, 2003 and December 31, 2004 (before deferred taxes). In the 2004 income statement, the impact on consolidated profit from operations was immaterial.

In conclusion, the IFRS impacts (before deferred taxes) on non-current assets (€29 million as of December 31, 2003 and €60 million as of December 31, 2004) break down as follows:

(in € millions)	Jan. 1, 2004	Dec. 31, 2004
Capitalization of development expenditure (A)	21	43
Cancellation of goodwill amortization (B)	-	8
Component approach (C)	7	8
Other impacts		1
Total increase in intangible assets and property, plant & equipment	**28**	**60**

D- Deferred taxes were calculated based on IFRS adjustments, excluding the cost of stock options and the cancellation of goodwill amortization.

E- The application of IFRS 2 "Share-based payment" did not have any impact on consolidated equity. The recognition of stock options granted to employees at fair value resulted in an increase in personnel costs (€3 million for 2004), directly offset against equity.

4. Aggregated income statement for the half-year ended June 30, 2004

	June 30, 2004 (CRC)	Reclassifications	IFRS impacts	June 30, 2004 (IFRS)
Revenue	1,663	(2)		1,661
Other income	3	-		3
Income from ordinary activities	1,666	(2)		1,664
Profit from operations	97	(4)	13	106
Net finance income	6	3		9
Exceptional items	(1)	1		-
Income tax expense	(33)	-	(5)	(38)
Amortization of goodwill	(4)		4	-
		-		
Net profit before minority interests	65	-	12	77
Net profit attributable to minority interests	-			-
Net profit for the year	65	-	12	77

5. Comments on the main IFRS impacts on the statement of cash flow:

The reclassification of notes sent for collection to trade receivables had a negative impact of €16 million on cash as of December 31, 2003 and a negative impact of €30 million on cash as of December 31, 2004, i.e. a negative impact of €14 million on changes in cash in 2004.

B Consolidation method

1. Consolidation criteria

All entities jointly or exclusively controlled by SAFRAN or over which SAFRAN exercises significant influence, and whose revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.
An entity shall be included within the scope of consolidation as from the date on which control or significant influence is exercised.

An entity held by a Group company but over which the company cannot exercise an exclusive or joint control or a significant influence is not consolidated.

Entities over which SAFRAN exercises permanent *de facto* or *de jure* control are fully consolidated. The same applies to entities with no capital-based ties if one of the three control criteria below is satisfied:

- The reporting entity has decision-making powers, accompanied or not by the powers to manage the special purpose entity or its assets;
- The reporting entity is able to benefit from a majority of the economic benefits distributed by an entity, in the form of cash flows or rights;
- The reporting entity is exposed to a majority of the risks relating to the entity.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Entities that meet the strict definition of "assets held for sale" are treated according to their initial situation:

- The securities of subsidiaries that are acquired and held only with a view to their disposal, or that were already consolidated and recognized as held for sale, shall be fully consolidated until the date of effective loss of control; the corresponding assets and liabilities are however subject to the measurement, presentation and disclosure rules governing discontinued operations.

- The securities of associates and joint ventures that are acquired and held with a view to their disposal in a near future, or that were already consolidated and recognized as held for sale after the date of acquisition, are excluded from the scope of consolidation (and subject to specific measurement, presentation and disclosure rules).

2. Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended June 30, 2005.

3. Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

4. Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;

- Exchange rate gains and losses resulting from differences between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation adjustments in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences are recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

5. Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

C Valuation methods and rules

1) Goodwill

Goodwill represents the difference between:

- The cost of acquisition of securities, including expenses net of tax, and
- The fair value of identifiable assets and liabilities.

Goodwill is recorded in the balance sheet under "Goodwill". Negative goodwill is immediately recognized in profit or loss.

The fair value of certain identifiable assets and liabilities is measured by independent experts. The valuation of assets and liabilities is primarily based on market values (property, real estate assets, inventories, financial instruments, etc.). In the absence of an active market, approaches based on the discounting of expected future revenues are used (discounted cash flow methods, excess earnings or royalty methods). If this is not possible, the (historical or replacement) cost approach is adopted.

The valuation of goodwill only becomes definitive twelve months after the date of acquisition.

Goodwill is not amortized, but its value is verified at least once a year and each time there are events or circumstances indicating an impairment loss (see procedure in 2.C.4). Impairment is recognized where necessary.

2) Intangible assets

Intangible assets acquired in a business combination

These assets are recognized at fair value at the date of acquisition and include:

- the fair value of aviation programs (including the notions of technologies, order books and customer relations) amortized over the residual life of the programs,
- the fair value of general interest brands with an indefinite useful life,
- the fair value of other aviation brands with a finite life amortized under the straight-line method over 20 years.

Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

Research and development expenditure

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete the intangible asset and use or sell it, and its ability to use or sell the intangible asset (availability of adequate technical, financial and other resources),

- how the intangible asset will generate probable future economic benefits,

- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Hence, if the Group is chosen by a customer (e.g. in the propulsion, equipment, defense sectors), the development phase of a program shall include:

- A date for the start of development (date on which the above criteria are verified) determined by:
  - The launch of the program by the customer and
  - The choice of SAFRAN by the customer and
  - The existence of program profitability validated by sources other than the customer and SAFRAN.

- A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in "inventories and work-in-progress."

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product, using the straight-line method, over a useful life not exceeding 20 years.

3) Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss. The impacts of the revaluations performed under French law on property, plant and equipment acquired in France prior to December 31, 1976 were maintained in the balance sheet.

Property, plant and equipment acquired in a business combination are stated at fair value based on independent valuations.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments. During the lease period, payments are apportioned between the financial expense and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of its main components, mainly using the straight-line method. With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 – 40 years
Capitalized engines	
- Frames	20 years
- Major overhauls	according to number of hours of flight
Technical facilities	4 – 40 years
Equipment, tooling and other	3 – 15 years

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

4) Impairment of non-current assets

Non-current assets and goodwill acquired in business combinations are allocated to Cash Generating Units (CGU). With respect to the definition of CGUs, the Group, in most cases, associates a cash generating unit with a subsidiary.

At each balance sheet date, the Group assesses whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, market shares, order backlog, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss in profit or loss.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected by the Group at the weighted average cost of capital.

After verifying the recoverable amount of CGU's considered separately, any impairment loss of a CGU is initially allocated to goodwill and then the assets of the CGU pro rata to their carrying amount.

In the event of high loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates used, the impairment loss is reversed to profit or loss.

5) Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

6) Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

7) Financial assets and liabilities (excluding derivative instruments)

1. Financial assets

The account headings related to financial assets comprise:

- long-term investments,
- operating receivables, investment securities and cash classified as current assets.

To determine their valuation method, financial assets are classified into four different categories:

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity,
- "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including accounts receivable),

- "financial assets at fair value through profit or loss": e.g. marketable securities and cash and cash equivalents,
- "available-for-sale financial assets": e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, then measured:

- at amortized cost for held-to-maturity investments and loans and receivables,
- at fair value for financial assets at fair value through profit or loss and available-for-sale assets.

Amortized cost is the acquisition value of a financial asset, minus internal and external transaction costs and principal repayments. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs.

For financial assets measured at amortized cost, an impairment test is applied at each balance sheet date.

For financial assets measured at fair value:

- The fair value of quoted securities is determined according to closing market prices. The fair value of unquoted securities is calculated according to the present value of expected cash flows and, if fair value cannot be reliably measured, the non-consolidated investments are measured at cost, less any accumulated impairment loss.

- The changes in fair value are recognized:

  - in profit or loss for financial assets at fair value through profit or loss,
  - in equity for available-for-sale financial assets. The deferred gains and losses in equity are transferred to the income statement if the asset is sold or impairment is recognized.

- In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), a provision for permanent impairment is recognized in profit or loss. However, the value of non-consolidated investments that are either listed or have a fair value which can be reliably measured, and classified as available-for-sale financial assets, is recognized in equity.

2. Borrowings

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

Non-market borrowings are adjusted to market value on the basis of discounted future cash flows at the market rate of a similar instrument with a similar credit rating.

3. Repayable advances

The SAFRAN Group has received public financing for the development of aeronautical projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines and equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading Borrowings subject to specific conditions.

Advances received as part of a business combination are recognized on the basis of their present value. Considering the project useful life of the corresponding programs, the liability was measured according to estimated and discounted repayments.

Other advances received are measured at amortized cost.

A financial expense is recognized on an annual basis.

8) Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula, except in the case of business combinations where they are measured at fair value. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Provisions for impairment are recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

9) Translation of foreign currency denominated transactions

Transactions denominated in a currency other than the euro are recorded at the exchange rate at the date of the transaction.

At the closing date, accounts receivable, accounts payable and provisions are translated at the closing exchange rate. The exchange rate differences arising on this translation are recognized in income or expenses for the period.

To hedge the exposure to certain exchange rate risks, the Group mainly uses forward contracts (see Financial instruments in section 2.C.10).

10) Financial instruments

A significant portion of SAFRAN's revenue is denominated in USD. The Group has a net surplus USD position and is therefore exposed to a €/USD exchange rate risk mainly hedged by forward contracts.

In accordance with IAS 39 "Financial instruments: recognition and measurement," derivative instruments are recognized at fair value on the trade date. Subject to compliance with a certain number of criteria, two types of hedging relationship are adopted by SAFRAN:

1. The fair value hedge is used to hedge the fair value of foreign currency denominated assets or liabilities recorded in the balance sheet. The changes in the value of the derivative and the hedged item are recorded in profit or loss for the period and partly or totally offset each other.

2. The cash flow hedge is used to hedge the future cash flows from orders and budgeted forecast transactions, for the amount of revenue not hedged naturally by purchases. The changes in the fair value of the cash flow hedge are recognized as follows:

   - The effective portion of the hedge is recognized in equity (the effective portion corresponds to the change in the value of the derivative relating to the fluctuations in the currency's spot exchange rate), while the hedged item is transferred to revenue for the period in which the hedged item was recognized.
   - The ineffective portion of the hedge is recognized in financial items (the ineffective portion corresponds to the change in value of the derivative relating to the fluctuations in the currency's interest rates).

Hedge accounting is applicable if the following conditions are met:

- At the inception of the hedge, the hedging instrument and the hedged item are clearly identified and the hedging relationship is formally documented and expected to be highly effective.
- The effectiveness of the hedge can be reliably measured.
- The effectiveness of the hedge is assessed on an ongoing basis (prospective and retrospective tests).

If certain transactions involving derivative instruments do not satisfy the criteria for hedge accounting in accordance with the specific rules under IAS 39, the changes in the fair value of the derivative instruments will be immediately recognized in profit or loss.

11) Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

12) Share-based payment

In accordance with IFRS 2 (Share-based payment), share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements.

The value of options depends on the following:
- exercise price,
- expected life of the option (or maturity of the option),
- price of the underlying shares at the grant date,
- expected volatility of the underlying share,
- risk-free interest rate,
- dividends expected on the shares.

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

The adoption of IFRS 2 has an impact on expenses for the period but no impact on consolidated equity. The annual expense is offset by an increase in equity in the same amount.

13) Provisions for contingencies and losses

a) Provisions for losses at completion

A provision for losses at completion is recognized as from the moment when:

- it is highly probable that a contract is onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it), and
- there is valid expectation that the Group will discharge the obligation, and
- a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis were discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- Financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer,
- Guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which as of June 30, 2005 does not reflect the net risk to which SAFRAN is effectively exposed. In effect, our commitments are counter-guaranteed by the value of the underlying assets, that is, the value of the aircraft pledged.

Contingency provisions are recorded in respect of the guarantees, distinguishing between two types of risk.

- Triggered risks:

These comprise commitments guaranteed by SAFRAN in respect of which one of the following events has effectively taken place:

- Non-payment of an installment,
- Request by the customer for the renegotiation or restructuring of loans or lease installments,
- Bankruptcy (chapter 11 or 7 for US companies or an equivalent procedure in other countries),
- Notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on SAFRAN's gross commitment, net of the value of the pledged assets. These risks are valued at the closing rate.

- Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings. These risks are valued at the closing rate.

c) Provisions for performance warranties

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Contingency provisions are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to two years and are calculated based on either technical files or statistics, particularly with respect to the return of parts covered by a warranty.

14) Retirement commitments and related benefits

14.1. Retirement commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

- In France, reserves are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.

- Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Reserves are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to income.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

Where necessary, an actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

14.2. Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

15) Revenue

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a) Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized.

At SAFRAN, in most cases, the transfer of significant risks and rewards is concomitant to the transfer of ownership or the taking of possession by the buyer, as defined contractually. Accordingly, the analysis of sales contracts backed by financing agreements did not reveal any non-recognition of revenue.

In the rare cases where the completion of the sale is subject to the sale by the buyer of the goods or when the buyer has the right to cancel the purchase, revenue is recognized when the conditions are removed.

b) Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

- the stage of completion of the transaction can be measured reliably and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The forecast margins of contracts are analyzed on a yearly basis. If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred. Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

16) Deferred taxes

Tax expense (tax income) is the aggregate amount of (i) current tax and (ii) deferred tax shown in the income statement.

(i) Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, based on a balance sheet analysis, for the temporary differences between the carrying amount of the assets and liabilities shown on the consolidated balance sheet and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Assets and liabilities are offset when tax is debited by the same tax authorities and this transaction is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.
Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years.

Deferred tax assets and liabilities are not discounted.

To assess the Group's ability to recover these assets, the following items should be taken into account:

- forecasts of future tax profits or losses,
- portion of non-recurring expenses that will not be renewed in the future and are included in past losses,
- history of tax profit or losses in previous years,
- where necessary, the existence of underlying assets that are expected to be sold.

The amount of deferred tax assets is reviewed at each annual closing.

17) Procedure for calculating earnings per share

Basic earnings per share

Earnings per share is calculated by dividing net profit from continuing operations for the period by the weighted average number of shares outstanding during the year, excluding average number of treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

Diluted earnings per share

Earnings per share after dilution is calculated by dividing net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

18) Statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss.

Effect of changes in exchange rates presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities.

19) Discontinued operations

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations. A discontinued operation is the disposal of a major line of business or a geographical area of operations, as part of a single coordinated plan. A discontinued operation is only recognized as from when the asset is available for an immediate disposal in its current state and the disposal is highly probable.

D Scope of consolidation

1) Creation of the SAFRAN Group

a) General presentation

On October 29, 2004, Sagem and Snecma announced a plan to merge. This merger reflects the two companies shared conviction that demand for electronics technology in the current civil and military aerospace industry and related equipment markets will accelerate over the next few years.

This merger took place in two phases:

- at the end of December 2004, Sagem made a mixed public offer for Snecma shares,
- in May 2005, merger of Snecma by Sagem SA, preceded by the spin-off of Sagem SA's operating activities.

➢ Presentation of the Snecma group

Snecma is one of the world's leading aerospace corporations, specialized in propulsion and equipment, with annual sales of €6.8 billion. Customers include Airbus, Arianespace, Boeing, Dassault Aviation, Eurocopter and other leading prime contractors, and more than 1,700 airlines, helicopter operators and armed forces throughout the world.

Propulsion

Working alone or in international partnerships, Snecma is among the European or world leaders in most of the activities that require propulsion. It is also one of the only engine manufacturers to cover the entire range of propulsion technologies, spanning commercial airplanes, military transport, training and combat aircraft, helicopters, missiles, drones, satellites and launch vehicles, with thrusts ranging from 8 grams to more than 1.5 million pounds. Snecma is naturally on call 24 hours a day, 7 days a week to provide maintenance, repair and overhaul services around the world for both aircraft and helicopter engines.

Equipment

Snecma is a European leader in major aerospace systems and equipment and holds top-tier positions in all businesses: engine equipment (control systems and power transmissions), nacelles, landing systems (landing gear, wheels, brakes and braking systems), electrical systems, wiring, thrust reversers, and composite materials. Snecma also deploys a global landing and braking system support network, manned by 1,200 specialists.

Main Group companies: Snecma, Snecma Services, Turbomeca, Techspace Aero, Snecma Propulsion Solide, Hispano-Suiza, Aircelle, Messier-Dowty, Messier-Bugatti, Messier Services, Labinal, Cinch, Globe Motors.

b) Description of the transaction

Presentation of main features of the acquisition:

➢ Public offer for tender/share exchange offer

Public offer schedule

- On January 13, 2005, the French Securities Regulator *(Autorité des Marchés Financiers)* published the admissibility of Sagem's offer to purchase Snecma shares. The prospectus accompanying this offer was awarded visa no. 05-017 by the French Securities Regulator on January 17, 2005.

- The offer was launched from January 19, 2005 to February 23, 2005 inclusive, and the definitive outcome was published on March 8, 2005.
- The payment-delivery and listing of the Sagem shares issued in consideration of the Snecma shares tendered to the exchange offer took place on March 17, 2005.

Terms and conditions of the public offer

The offer was made for all the shares issued by Snecma, i.e. 270,092,310 shares with a nominal value of €1 each, and consisted of a main share exchange offer accompanied by a subsidiary public offer for tender.

- Main share exchange offer: Sagem agreed to exchange Snecma shares for shares in Sagem on the basis of 15 Sagem shares to be issued for 13 Snecma shares.
- Subsidiary public offer for tender: Sagem agreed to buy Snecma shares at a price of €20 per share, within a global limit of 62,500,000 Snecma shares. A mechanism to reduce the number of Snecma shares tendered to the subsidiary offer was set up in case this number would exceed the threshold of 62,500,000 shares. Shares deemed as having being tendered to the principal offer could not be used in the subsidiary public offer for tender.

Financing of the transaction

The financing of the subsidiary offer (capped at €1.25 billion) was ensured through a bank credit line.

Outcome of the public offer

In total, 225,237,614 Snecma shares were tendered to the offer, representing 83.39% of share capital, broken down as follows:

- 25,395,296 shares were tendered to the main exchange offer (exchange of 15 Sagem shares to be issued for 13 Snecma shares),
- 199,842,318 shares were tendered to the subsidiary offer (at a price of €20 per share, within the global limit of 62,500,000 Snecma shares).
  As the Snecma shares tendered to the subsidiary offer exceeded 62,500,000, their number was reduced in proportion to the number of Snecma shares tendered to the subsidiary purchase offer by each shareholder. Hence, 137,342,318 shares tendered to the subsidiary offer were transferred to the share exchange offer.

The number of shares tendered to the share exchange offer therefore totaled 162,737,614, exchanged for 187,774,170 Sagem shares issued upon the Management Board's decision based on the delegation voted by the general shareholders' meeting of December 20, 2004.

➢ Merger

The general shareholders' meetings of Snecma and Sagem, which convened on May 10 and 11, 2005 respectively, approved the merger of Snecma by Sagem. The exchange parity, identical to the parity of the share exchange offer, was 15 Sagem shares to be issued for 13 Snecma shares. This exchange concerned the Snecma shares held by shareholders other than Sagem SA, i.e. 270,092,310 shares comprising the Snecma share capital less 225,237,614 shares tendered to the public offer, i.e. 44,854,696 Snecma shares, exchanged for 51,755,415 Sagem shares issued.

The merger took legal effect on May 11, 2005, with a retroactive accounting and tax effect as of January 1, 2005. In accordance with accounting regulations, the merger was performed based on the net carrying amounts of the assets and liabilities shown in the Snecma statutory financial statements for the year ended December 31, 2004.

This merger was preceded by the spin-off of Sagem SA's operating activities, transferred to three new wholly owned companies in order to adopt an organization by business line. These contributions, performed at carrying amounts and with retroactive accounting and tax effect to January 1, 2005, were approved by the Sagem general shareholders' meeting of May 11, 2005. This meeting also decided to change the corporate name to SAFRAN.

c) Treatment in the consolidated financial statements

➢ Date for incorporation of Snecma's financial statements in SAFRAN (formerly Sagem)

The acquisition date, on which control was transferred, is March 17, 2005. However, and to simplify matters, March 31, 2005 has been considered as the Snecma group's date of entry into the scope of consolidation.

➢ Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,138 million, determined as follows:

- The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e.:
  162,737,614 x 15/13 x €16.45 = €3,089 million;
- The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:
  62,500,000 x €20 = €1,250 million;
- The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:
  44,854,696 x 15/13 x €15.35 = €794 million;
- Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €5 million.

This acquisition was offset in the financial statements of the acquiring company as follows:

- Shares issued at fair value	€3,883 million
- Cash disbursed	€1,250 million
- Costs relating to the acquisition	€5 million
- Total	€5,138 million

With regard to the net financial position, this acquisition had the following impact:

- Financial position acquired	€94 million
- Amount disbursed	€(1,267) million
- Net financial position outflow	€(1,173) million

➢ Fair value of assets and liabilities acquired

The carrying amount of Snecma group equity as of March 31, 2005 amounted to €1,863 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

In the half-year financial statements for the period ended June 30, 2005 and in connection with the temporary allocation of the acquisition price (treatment of the Sagem/Snecma business combination in accordance with IFRS 3), financial instruments have continued to be treated in accordance with IAS 32 and 39.

Some of these financial instruments have been used during the period. In accordance with IFRS 3, the fair value of these instruments at the date of the business combination does not impact the statement of income of prior periods.
The resulting restatement of sales of goods and of the consolidated net statutory* profit for the period has not been finalized and could have a negative impact of about one hundred million euros.
It should be noted that this comment has no impact on either the equity of the consolidated half-year financial statements or on the items of the statement of income presented in the adjusted pro forma information.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.

The capitalization expense represents the required return on assets necessary (working capital requirement, property, plant and equipment and intangible assets, including human capital) to the operations of the valued intangible asset.

The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of trademarks comparable in terms of sector of activity, maturity, recognition, etc .

This fair value measurement, which in accordance with legislation may be adjusted before the 2005 closing, mainly concerns the following headings:

- Intangible assets	€2,708 million
(of which programs: €2,535 million, trademarks: €147 million, customer relations and orders: €26 million)	
- Inventories	€500 million
Total asset remeasurement	**€3,208 million**
- Actuarial differences relating to employee benefits	€45 million
- Repayable advances	€(106) million
- Deferred tax liabilities	€1,125 million
Total asset remeasurement	**€1,064 million**

The balance of €2,144 million was offset against an increase in reserves:

- Group's reserves	€2,090 million
- Minority interests	€54 million
	€2,144 million

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€1,863 million) and the Group's share of remeasurements (€2,090 million), i.e. €3,953 million.

* The statutory financial statements correspond to the recognition as of April 1, 2005 of the acquisition of Snecma by Sagem and the merger of these two companies leading to the creation of the Safran Group.
As a result, they include only the 3 months of activity of the former Snecma Group and the 6 months of activity of the former Sagem Group.

➢ Goodwill

The difference between the acquisition cost (€5,138 million), and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,953 million), i.e. €1,185 million is recognized in assets under Goodwill.
As this amount may change before December 31, 2005, and all analyzes have yet to be finalized, this goodwill will be maintained as it is in the parent company's financial statements for the period ended June 30, 2005. Amounts will be allocated to cash generating units for the financial statements for the year ended December 31, 2005.

d) Pro forma financial statements

The significance of this merger requires the presentation of pro forma financial statements, which are detailed in the section Pro forma financial statements.

2) <u>Other changes in scope of consolidation</u>

Other immaterial changes in scope of consolidation concern:

- the entry of Valin Participations,
- the removal of companies that became insignificant due to the change in the Group's structure, e.g. SPTHD, Sagem Security International Trading Co Ltd, Confidence, Sfim Industries Deutschland Gmbh, Positive, E-Software.

3) Consolidated companies

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
Safran SA	**parent company**						
Direct Safran SA subsidiaries							
Sagem Communication - 75015 Paris (1)	480,108,158	FC	100.0	100.0	NC	-	-
Sagem Défense Sécurité - 75015 Paris (1)	480,107,911	FC	100.0	100.0	NC	-	-
Safran Informatique - 75015 Paris (1)	480,107,143	FC	100.0	100.0	NC	-	-
Snecma - 75015 Paris	414,815,217	FC	100.0	100.0	NC	-	-
Hispano-Suiza SA - 92707 Colombes	692,015,217	FC	100.0	100.0	NC	-	-
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352,050,512	FC	100.0	100.0	NC	-	-
Techspace Aero - B4041 Milmort	Belgium	FC	51.0	100.0	NC	-	-
Etablissements Vallaroche SA - 75015 Paris	542,028,154	FC	100.0	100.0	NC	-	-
Snecma Propulsion Solide - 33187 Le Haillan	434,021,028	FC	100.0	100.0	NC	-	-
Labinal - 78180 Montigny-le-Bretonneux	301,501,391	FC	100.0	100.0	NC	-	-
Snecma USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Turbomeca SA - 64510 Bordes	338,481,955	FC	99.9	100.0	NC	-	-
Technofan SA - 31700 Blagnac	710,802,547	FC	61.37	100.0	NC	-	-
Sofrance SA - 87800 Nexon	757,502,240	FC	100.0	100.0	NC	-	-
Messier-Bugatti SA - 78141 Velizy	712,019,538	FC	100.0	100.0	NC	-	-
Messier-Dowty International Ltd - Gloucester	UK	FC	100.0	100.0	NC	-	-
Laura Leasing	UK	FC	100.0	100.0	NC	-	-
Europropulsion SA - 92150 Suresnes	388,250,797	PC	50.0	50.0	NC	-	-
SEM MB SA - 95815 Argenteuil	592,027,312	EQ	50.0	50.0	NC	-	-
Teuchos Holding - 78990 Elancourt	352,876,197	FC	100.0	100.0	NC	-	-
Valin participation - 75015 Paris	428,704,894	FC	100.0	100.0	NC	-	-
Eurofog	340,574,540	NC*	-	-	FC	65.91	65.91
Sagem Communication subsidiaries							
Sagem Communicaciones Ibérica	Spain	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Germany GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication UK Ltd	England	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Italia Srl	Italy	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication CZ Sro	Czech Rep.	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Benelux BV	The Netherlands	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Poland Sp Zo.o	Pologne	FC	100.0	100.0	FC	100.0	100.0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Tianjin	China	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Suisse	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Compagnie de Découpe de l'Ouest SAS	448,897,405	PC	76.65	76.65	PC	76.65	76.65
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99.2	99.2	FC	99.2	99.2
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50.0	50.0	PC	50.0	50.0
Sagem Australasia Pty Ltd	Australia	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Austria GmbH	Austria	FC	100.0	100.0	FC	100.0	100.0
Sagem Communicaçoes Ltda	Brazil	FC	100.0	100.0	FC	100.0	100.0
Sagem Electronic Equipment Beijing	China	NC*	-	-	FC	100.0	100.0
Sagem Kabushiki Kaisha	Japan	NC*	-	-	FC	100.0	100.0
Sagem Magyarorszag	Hungary	FC	100.0	100.0	FC	100.0	100.0
Sagem Mauritanie	Mauritania	NC*	-	-	FC	100.0	100.0
Sagem Networks Poland Sp Zo.o	Poland	FC	68.0	68.0	FC	68.0	68.0
Sagem Tunisie SARL	Tunisia	FC	100.0	100.0	FC	100.0	100.0
SCI Minerve	402,652,903	NC*	-	-	FC	100.0	100.0
SPTHD	450,100,862	NC*	-	-	FC	100.0	100.0
Trel Halozatepito	Hungary	NC*	-	-	FC	100.0	100.0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves - -

(1) Creation in 2005 following the spin off of SAGEM SA

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
Sagem Defense Security subsidiaries							
Confidence	404,401,887	NC*	-	-	FC	100.0	100.0
E-Software	437,782,535	NC*	-	-	FC	100.0	100.0
Sagem Avionics Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Sagem Denmark A/S	Denmark	FC	100.0	100.0	FC	100.0	100.0
Sagem Monetel	442,508,271	FC	100.0	100.0	FC	100.0	100.0
Sagem-Morpho Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Sagem Security International Trading Co, Ltd	China	NC*	-	-	FC	100.0	100.0
SFIM Industries Deutschland GmbH	Germany	NC*	-	-	FC	100.0	100.0
SILEC	390,654,192	FC	100.0	100.0	FC	100.0	100.0
Sofradir	334,835,709	PC	40.0	40.0	PC	40.0	40.0
Vectronix AG	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Wuhan Sagem Tianyu Electronics Co, Ltd	China	FC	73.34	100.0	FC	73.34	100.0
Wuhan Tianyu Information Industry Co, Ltd	China	PC	33.35	33.35	PC	33.35	33.35
Confidence subsidiary							
Positive	339,650,335	NC*	-	-	FC	100.0	100.0
Silec subsidiary							
Sagem Participations	452,676,182	FC	100.0	100.0	FC	100.0	100.0
Sofradir subsidiary							
ULIS	440,508,331	PC	34.01	40.0	PC	34.01	40.0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100.00	100.0	FC	100.00	100.0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562,056,408	FC	100.0	100.0	NC	-	-
CFM International SA - 75105 Paris	302,527,700	PC	50.0	50.0	NC	-	-
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50.0	50.0	NC	-	-
Famat - 44614 Saint-Nazaire cedex	321,853,798	PC	50.0	50.0	NC	-	-
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414,815,399	FC	100.0	100.0	NC	-	-
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	NC	-	-
CFM International Inc. subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50.0	50.0	NC	-	-
Aircelle subsidiary							
Aircelle Ltd - Burnley Lancashire	UK	FC	100.0	100.0	NC	-	-
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51.0	100.0	NC	-	-
Techspace Aero Inc. subsidiary							
Cenco Inc. - Minnesota 55112	USA	FC	51.0	100.0	NC	-	-
Etablissements Vallaroche subsidiary							
Soreval - L2633 Senningerberg	Luxembourg	FC	100.0	100.0	NC	-	-
Lexvall 2 - 75015 Paris	428,705,438	FC	100.0	100.0	NC	-	-
Lexvall 13 - 75015 Paris	440,291,938	FC	100.0	100.0	NC	-	-
Labinal subsidiaries							
Labinal GmbH - 21129 Hambourg	Germany	FC	100.0	100.0	NC	-	-
Teuchos Holding subsidiaries							
B2T Technologies - 31300 Toulouse	424,327,914	FC	50.9	100.0	NC	-	-
Teuchos Exploitation - 78990 Elancourt	353,054,505	FC	100.0	100.0	NC	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
Snecma USA Inc. subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100.0	100.0	NC	-	-
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100.0	100.0	NC	-	-
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	NC	-	-
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	NC	-	-
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630,800,084	FC	99.9	100.0	NC	-	-
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51.0	100.0	NC	-	-
Messier-Bugatti subsidiary							
A-Carb LLC Walton - Kentucky 41094	USA	FC	100.0	100.0	NC	-	-
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552,118,846	FC	100.0	100.0	NC	-	-
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100.0	100.0	NC	-	-
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100.0	100.0	NC	-	-
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434,020,996	FC	100.0	100.0	NC	-	-
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439,019,485	FC	100.0	100.0	NC	-	-
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100.0	100.0	NC	-	-
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100.0	100.0	NC	-	-
Messier Services Ltd - Gloucester GL29QH	UK	FC	100.0	100.0	NC	-	-
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381,211,184	EQ	50.0	50.0	NC	-	-
Messier Services Inc. investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50.0	50.0	NC	-	-
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60.0	100.0	NC	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

3. SEGMENT INFORMATION

The Group's operations are organized and managed separately according to the nature of the goods and services rendered, each sector representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed under market conditions.

A. Business segments

1) Propulsion branch

Within the Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles and drones.

The main companies in this branch are:

- Snecma (engines for civil and military aircraft),
- Turbomeca (turbine engines for civil and military helicopters, engines for training aircraft and tactical missiles, land and marine turbines, and maintenance, repair and overhaul (MRO)),
- Techspace Aero (components for aircraft engines, maintenance),
- Snecma Propulsion Solide,
- Snecma Services.

2) Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The Equipment branch also includes MRO and the sale of spare parts.

The main companies in this branch are:

- Aircelle
- Messier-Dowty
- Messier-Bugatti
- Messier Services
- Hispano-Suiza
- Labinal

3) Communications branch

The activities in the communications sector include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, modems, high-definition digital television, decoders etc).

The main companies in this branch are:

- Sagem Communication
- Sagem Communication Austria GMBH
- Sagem Tunisia

4) Defense and Security branch

With the Defense and Security sector, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Infantry Soldier systems and Security systems (secured payment terminals, bankcards, airport security).

The main companies in this branch are:

- Sagem Defense and Security,
- Sagem Monétel,
- Sagem Morpho Inc.,
- Vectronix.

5) Information by sector is as follows

(in € millions)	Equipment	Propulsion	Communications	Defense and security	**Total branches**	Holding	Inter-branch eliminations	**Total as of June 30, 2005**
External revenue	630	1,059	1,111	575	**3,375**	-		**3,375**
Inter-branch revenue	85	5	15	72	**177**	20	(197)	-
Total revenue	**715**	**1,064**	**1,126**	**647**	**3,552**	**20**	**(197)**	**3,375**
Other branch income	51	(41)	27	76	**113**	31	(39)	**105**
Branch expenses	(677)	(959)	(1,112)	(659)	**(3,407)**	(50)	228	**(3,229)**
Depreciation and amortization, net	(37)	(83)	(22)	(21)	**(163)**	(4)		**(167)**
Impairment of assets	(5)	(12)	5	(1)	**(13)**	(1)	3	**(11)**
Provisions for contingencies and losses, net	1	(31)	5	-	**(25)**	22	4	**1**
Other items	(4)	(23)	(41)	(3)	**(71)**	(10)	1	**(80)**
Profit (loss) from operations	**44**	**(85)**	**(12)**	**39**	**(14)**	**8**	**-**	**(6)**
Income from associates								**1**
Net finance costs / income								**(35)**
Income tax expense								**19**
Profit from discontinued operations								**(2)**
Minority interests								**(23)**
Net profit (loss)								
Branch assets	2,827	7,982	1,180	1,616	**13,605**	1 230 *	(336)	**14,499**
Non-current financial assets								**362**
Investments in associates	14	20			**34**			**34**
Tax receivables								**132**
Cash and cash equivalents								**474**
Total assets								**15,501**
Shareholders' equity								**4,654**
Minority interests								**167**
Branch liabilities	1,240	4,398	777	858	**7,273**	592	(547)	**7,318**
Borrowings subject to specific terms and conditions								**2,007**
Tax payables								**1,355**
Total liabilities								**15,501**
Investments in intangible assets	45	45	30	11	**131**			**131**
Investments in property, plant and equipment	18	30	27	26	**101**	(14)		**87**

* of which €820 million in financial instruments

B. Geographical segments

The Group is mainly based in four geographical sectors.

1) Revenue by customer location

	June 30, 2005		June 30, 2004	
(in € millions)	Amount	%	Amount	%
France	1,358	40%	750	45%
Europe	761	23%	519	31%
North America	638	19%	141	8%
Asia	339	10%	177	11%
Rest of the world	279	8%	74	4%
Total	**3,375**	**100%**	**1,661**	**100%**

2) Carrying amount of segment assets and acquisition of intangible assets and property, plant and equipment

	Branch assets				Acquisitions of intangible assets and PP&E			
	June 30, 2005		Dec. 31, 2004		June 30, 2005		Dec. 31, 2004	
(in € millions)	Amount	%	Amount	%	Amount	%	Amount	%
France	13,126	91%	2,387	96%	185	85%	140	90%
Europe	1,063	7%	100	4%	23	11%	5	3%
North America	567	4%	33	1%	3	1%	4	3%
Asia	44	0%	23	1%	1	0%	4	3%
Rest of the world	188	1%	36	1%	6	3%	2	1%
Inter-area eliminations	(489)	(3%)	(91)	(4%)				
Total	**14,499**	**100%**	**2,488**	**100%**	**218**	**100%**	**155**	**100%**

4. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A Breakdown of income statement items

1) Revenue

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Original aircraft equipment	851	-
Aircraft spare parts	348	-
MRO	251	-
R & D contracts	128	-
Mobile telephones	485	597
High speed communications	626	537
Navigators and aeronautic systems	219	210
Optronic and infantry soldier systems	201	188
Security	155	129
Other	111	-
Total	**3,375**	**1,661**

2) Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Operating subsidies	2	2
Other operating income	28	1
Total	**30**	**3**

3) Raw materials and consumables used

Raw materials and consumables used break down as follows:

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Raw materials, supplies and other	(1,083)	(815)
Bought-in goods	(45)	(41)
Changes in inventories	46	90
Sub-contracting	(618)	(216)
Purchases not held in inventory	(83)	(33)
External services	(441)	(165)
Total	**(2,224)**	**(1,180)**

4) Personnel costs

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Wages and salaries	(630)	(254)
Social security contributions	(268)	(106)
Statutory employee profit-sharing	(10)	(7)
Optional employee-profit sharing	(11)	(5)
Additional contributions	(10)	-
Other employee costs	(1)	(1)
Total	**(930)**	**(373)**

5) Depreciation and amortization expense

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Depreciation and amortization expense		
- intangible assets	(67) *	(9)
- property, plant and equipment	(100)	(35)
Total depreciation and amortization expense	**(167)**	**(44)**
Charge to loss provisions (4.B.12)	**1**	**1**

* including €49 million of amortization of revalued assets (allocation of the Snecma Group acquisition price)

6) Asset impairment

	Impairment		Reversal	
(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Asset impairment				
- intangible assets and PP&E	(5)	-	2	-
- inventories	(22)	(5)	18	2
- receivables	(36)	(12)	32	12
Total	**(63)**	**(17)**	**52**	**14**

7) Other operating income / expenses

Other operating income and expenses mainly include:

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Capital gains / losses on asset disposals	13 *	-
Royalties, patents and licenses	(37)	(34)
Debt waivers	(22) **	-
Loss on irrecoverable receivables	(6)	(11)
Other operating expenses	(28)	(1)
Total	**(80)**	**(46)**

* Safran Group sold its former headquarter with a capital gain amounting to €19 million.
** A reversal of operating provision was booked for the same amount

8) Income from associates

See breakdown of balance sheet items 4.B.3

9) Net finance costs / income

(in € millions)	**Half-year ended June 30, 2005**	**Half-year ended June 30, 2004**
Cost of net borrowings and long-term debt	**(8)**	**4**
Foreign exchange hedging ineffectiveness	(4)	-
Loss on financial instruments held for trading	(4)	-
Foreign exchange loss	-	(20)
Hedging costs	(320)	-
Charges to provisions	(17)	-
Foreign exchange gains (losses) on provisions	(24)	-
NCA of non-consolidated investments sold	(1)	-
NCA of available-for-sale assets	(4)	-
Debt waivers	(21) *	-
Discount impact	(3)	-
Other	(4)	(1)
Total other finance costs	**(402)**	**(21)**
Income from available-for-sale assets	4	-
Proceeds from disposal of assets	6	-
Change in the fair value of derivative financial instruments	4	-
Foreign exchange gain	-	23
Hedging income	325	-
Reversals of provisions	33	1
Other	3	2
Total other finance income	**375**	**26**
Total other finance costs / income	**(27)**	**5**
Total financial costs / income	**(35)**	**9**

(*) This item led to the reversal of equivalent financial provisions

10) Income tax expense

The income tax expense breaks down as follows:

(in € millions)	**Half-year ended June 30, 2005**	**Half-year ended June 30, 2004**
Current tax charge	(33)	(32)
Deferred tax charge	52	(6)
Total income tax expense	**19**	**(38)**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

11) Earnings per share

The Group's potentially dilutive shares include stock options and the bonus share issues for no consideration for Sagem SA employees prior to the merger.

Earnings per share are as follows:

	Index	June 30, 2005	June 30, 2004
Numerator (in € millions)			
Net profit for the period	(a)	(23)	77
Denominator (in shares)			
Total number of shares	(b)	417,029,585	182,026,145 *
Number of treasury shares held	(c)	7,844,232	8,063,780 *
Number of shares excluding treasury shares	(d)=(b-c)	409,185,353	173,962,365 *
Weighted average number of shares (excluding treasury shares)	(d')	291,351,296	174,405,753 *
Potentially dilutive ordinary shares			-
Dilutive impact of purchase options	(e)	756,489	1,970,726
Dilutive impact of bonus shares granted to Sagem SA employees prior to the merger	(f)	-	-
Weighted average number of shares after dilution	(g)=(d'+e+f)	292,059,169	176,376,479 *
Ratio: earnings per share (in euro)			
Basic earnings per share: (profit/(loss)	(h)=(a*1million)/(d')	(0.08)	0.44
Diluted earnings per share: (profit/(loss)	(i)=(a*1million)/(g)	(0.08)	0.44

(*) The figures regarding the number of shares as of June 30, 2004 were adjusted to take into account the 5 for 1 stock split, decided by the general shareholders' meeting of December 20, 2004

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

12) Dividends proposed and voted

(in € millions)	Half-year ended June 30, 2005	Half-year ended June 30, 2004
Submitted for approval at the AGM		
Dividend paid on ordinary shares	91	34
Net dividend per share (in €) *	0.22	0.19
Net dividend per share adjusted to number of shares in the previous year (in €)		
Declared and paid during the year		
Dividend paid on ordinary shares	90	32

(*) The net dividend per share as of June 30, 2004 was adjusted to take into account the 5 for 1 stock split, decided by the general shareholders' meeting of December 20, 2004

B Breakdown of balance sheet items

1) Non-current assets

a) Goodwill

The breakdown of goodwill is as follows:

(in € millions)	June 30, 2005 Net	Dec. 31, 2004 Net
Safran SA	1,185	-
Sagem Communications	23	21
Sagem Defense	41	41
Vectronix	24	24
Wuhan Tianyu Information Industry	5	5
Other	1	6
Total	**1,279**	**97**

The net movement in goodwill is due to the following:

(in € millions)	
As of Dec. 31, 2004	**97**
Changes in scope of consolidation (1)	1,180
Movement during the period (2)	2
As of June 30, 2005	**1,279**

(1) The acquisition of the Snecma Group followed by the merger with Safran led to the recognition of goodwill in the amount of €1,185 million (see paragraph 2.D on changes in scope of consolidation)
In addition, the Group deconsolidated (by freezing reserves) certain companies that became insignificant within the context of the new Group. This led to a €5 million reduction in goodwill

(2) Acquisition by SAFRAN of a business for €2 million reclassified under goodwill

The SAFRAN Group performed impairment tests on its cash generating units.

Based on the existing plan and the resulting cash flows, the value in use of these cash generating units was calculated according to the rules set forth in 2.C 4.

It resulted that:

- No other additional impairment was recognized for all the assets of each CGU, taken separately, apart from that already recognized in the financial statements,

- The recoverable amount of each CGU totally justifies the goodwill recorded.

In addition, no indications of impairment loss were noted during the period.

b) Intangible assets

Intangible assets break down as follows:

	June 30, 2005			Dec. 31, 2004		
(in € millions)	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	-	147	-	-	-
Programs	3,142	(54)	3,088	-	-	-
Development expenditure	166	(22)	144	59	(16)	43
Concessions, patents, licenses	65	(50)	15	58	(45)	13
Software	106	(83)	23	-	-	-
Other	75	(17)	58	5	(2)	3
Total	**3,701**	**(226)**	**3,475**	**122**	**(63)**	**59**

Brands with an indefinite life amount to €119 million.

The weighted average remaining amortization of the programs is around 10 years.

Movements in intangible assets break down as follows:

(in € millions)	**Gross**	**Amortization / impairment**	**Net**
As of December 31, 2004	**122**	**(63)**	**59**
Assets produced internally	117	-	117
Separate additions	14	-	14
Disposals and assets removed	(1)	1	-
Amortization	-	(67)	(67)
Impairment losses recognized in profit or loss	-	(1)	(1)
Reclassifications	(3)	-	(3)
Changes in scope of consolidation	3,451	(95)	3,356
Translation adjustments	1	(1)	-
As of June 30, 2005	**3,701**	**(226)**	**3,475**

No impairment losses were recorded during the period.

Research expenditure recognized in expenses for 2005 amounts to €188 million.

Capitalized development expenditure as of June 30, 2005 amounts to €107 million (€19 million in 2004).

In 2005, development expenditure amortization was recognized in expenses in the amount of €8 million (€5 million in 2004)

In addition, revalued assets (allocation of the Snecma group acquisition price) were amortized in the amount of €49 million (of which €47 million on programs).

c) Property, plant and equipment

i) Breakdown

	June 30, 2005			Dec. 31, 2004		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	218	(2)	216	39	(7)	32
Aircraft	54	(23)	31	-	-	-
Buildings	822	(408)	414	256	(158)	98
Technical facilities, equipment and tooling	3,027	(2 264)	763	510	(412)	98
PP&E in course of construction, advances	176	(5)	171	31	-	31
Site development and preparation costs	24	(15)	9	-	-	-
Buildings on land owned by third parties	14	(4)	10	4	(2)	2
Computer hardware and other equipment	362	(263)	99	74	(48)	26
Total	**4,697**	**(2 984)**	**1,713**	**914**	**(627)**	**287**

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

	June 30, 2005			Dec. 31, 2004		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	12	-	12	7	-	7
Buildings	133	(93)	40	76	(55)	21
Technical facilities, equipment and tooling	50	(20)	30	-	-	-
Computer hardware and other equipment	24	(10)	14	12	(6)	6
Total	**219**	**(123)**	**96**	**95**	**(61)**	**34**

ii) Movements

Movements in property, plant and equipment break down as follows:

(in € millions)	Gross	Depreciation / impairment	Net
As of December 31, 2004	**914**	**(627)**	**287**
Assets produced internally	22	-	22
Additions	84	-	84
Disposals and assets removed	(59)	48	(11)
Depreciation	-	(100)	(100)
Impairment losses recognized in profit or loss (*)	-	(5)	(5)
Gain in value	-	3	3
Reclassifications	2	(2)	-
Changes in scope of consolidation	3,681	(2,277)	1,404
Translation adjustments	53	(24)	29
As of June 30, 2005	**4,697**	**(2,984)**	**1,713**

(*) impairment relates to the use of certain tools in certain programs

2) Financial assets

a) Non-current financial assets

Non-current financial assets break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Non-consolidated investments	206	3
Other financial assets	156	12
Total	**362**	**15**

i) Non-consolidated investments

Non-consolidated investments break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Unlisted shares	162	3
Listed shares	44	-
Total	**206**	**3**

(in € millions)	
As of December 31, 2004	**3**
Increases / acquisitions	1
Redemptions / disposals	(5)
Translation adjustments	1
Changes in scope of consolidation	187
Changes in capital	11
Other changes	8
As of June 30, 2005	**206**

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount	SIREN N°
Snecmasat - Paris 75015	30/06/2005	100.00	0.2		-	418.540.233
Sichuan Snecma Aero-Engine Maintenance	30/06/2005	52.67	(3.7)	(1.2)	0.0	
Snecma Morocco Engine Services SAS	30/06/2005	51.00	2.9	0.8	0.6	
International Compressor Technologies SAS	30/06/2005	50.00	(0.0)	(0.2)	-	
Turbomeca do Brasil	31/12/2004	100.00	5.4	1.5	8.6	
Arianespace Participation	31/12/2004	10.44	35.0	(21.3)	-	
Embraer	31/12/2004	3.00	1,222.5	344.9	44.2	
Snecma Ltd	31/12/2004	100.00	24.5	0.6	26.0	
RRTM	31/12/2004	50.00	5.4	0.2	-	
GEAM (1)	31/12/2004	19.90	118.0	16.0	30.8	

(1) owned by SSP Inc., a not consolidated company owned by Snecma Services Participation

ii) Other financial assets

Other financial assets break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Sales-financing loans	113	-
Loans to affiliates	4	-
Loans to employees	22	2
Deposits and guarantees	4	2
Other	13	8
Total	**156**	**12**

Movements in other financial assets are as follows:

(in € millions)	
As of December 31, 2004	**12**
Increases / acquisitions	12
Redemptions / disposals	(32)
Reversals	5
Changes in scope of consolidation	186
Reclassification	(27)
As of June 30, 2005	**156**

b) Assets held for sale

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Land	-	1
Financial assets	-	4
Total	-	**5**

Movements on assets held for sale break down as follows:

(in € millions)	
As of December 31, 2004	**5**
Disposals	(5) *
As of June 30, 2005	-

* Real estate and financial assets

c) Current financial assets

They mainly correspond to the financial assets maturing in less than one year initially classified as non-current.

Current financial assets break down as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Sales-financing loans	6	-
Loans to affiliates	22	-
Loans to employees	3	-
Financial current accounts	80	-
Total	**111**	-

d) Fair value of financial instruments and derivatives

The fair value of financial instruments (€820 million) corresponds to:

- Foreign exchange hedging instruments with respect to fair value hedges €83 million
- Foreign exchange hedging instruments with respect to cash flow hedges €737 million

The values of these financial instruments at the time of the Snecma acquisition were taken into account as items of goodwill in the net amount of €793 million (net of deferred taxes).

The decrease of €393 million for the period was taken to:

- reserves for €(383) million (prior to the deferred tax impact) for the effective portion of the cash flow hedge,
- in net finance cost/income for the remaining €(10) million (ineffective portion of the cash flow hedge and changes in the fair value hedge).

3) Investments in associates

A-Pro, Hydrep and Semmb are consolidated under the equity method on account of the terms of the agreements with the Group's partners.

The Group's share in the net worth and income of associates breaks down as follows:

			June 30, 2005			Dec. 31, 2004
(in € millions)	% interest	Equity	Income from associates	Of which deferred tax	Net	Net
A-Pro Inc.	50.00%	6	-	-	6	-
Hydrep	50.00%	4	1	-	5	-
SEM MB	49.96%	3	-	-	3	-
Cinch SA (1)	100.00%	17	-	-	17	-
Sagem companies with frozen reserves (2)	100.00%	3	-	-	3	-
Total		33	1	-	34	-

(1) Company which will be merged into SAFRAN and for which the reserves were frozen as of January 1, 2005

(2) Companies removed from consolidation and for which the reserves were frozen as of January 1, 2005 (see the note on the change of scope of consolidation - 2D2)

4) Inventories and work-in-progress:

Inventories break down as follows:

(in € millions)	June 30, 2005 Net	Dec. 31, 2004 Net
Raw materials and other supplies	451	189
Work-in-progress	1,231	263
Semi-finished and finished goods	1,433	187
Bought-in goods	60	12
Total	**3,175**	**651**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
As of December 31, 2004	**755**	**(104)**	**651**
Movement during the period	150	-	150
Change in inventories on revaluation	(167)	-	(167)
Net write-down of reversals	-	(4)	(4)
Reclassification	2	(2)	-
Changes in scope of consolidation	2,849	(318)	2,531
Translation adjustments	18	(4)	14
As of June 30, 2005	**3,607**	**(432)**	**3,175**

5) Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	June 30, 2005 Net	Dec. 31, 2004 Net
Operating receivables	**3,704**	**1,320**
Debit balances on trade payables / advance payments from customers	206	52
Trade receivables and related accounts	3,443	1,260
Current accounts of non-consolidated subsidiaries	11	7
Employee-related receivables	44	1
Other receivables	**57**	**30**
Prepayments	37	9
Other receivables	20	21
Total	**3,761**	**1,350**

Movements in trade and other receivables are as follows:

(in € millions)	
As of December 31, 2004	**1,350**
Movement during the period	34
Write-downs	(36)
Reversal	32
Changes in scope of consolidation	2,373
Reclassification	(7)
Translation adjustments	15
As of June 30, 2005	**3,761**

Trade and other receivables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating receivables	3,522	182
Other receivables	57	-
Total	**3,579**	**182**

6) Deferred tax assets and liabilities:

Deferred tax assets and liabilities break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Deferred tax - Asset	32	12
Deferred tax - Liability	1,335	1
Net position	**(1,303)**	**11**

Deferred taxes recognized in equity:

(in € millions)	**June 30, 2005**
Hedging relationships	(227)
Available-for-sale assets	(2)
Treasury shares	(5)
Total	**(234)**

Changes in deferred taxes:

(in € millions)	
Net deferred tax assets (liabilities) as of January 1, 2005	**11**
Deferred tax income (expenses) in the profit and loss statement	52
Deferred taxes booked in equity	(234)
Change in scope of consolidation	(1,132)
Net deferred tax assets (liabilities) as of June 30, 2005	**(1,303)**

7) Tax assets and liabilities

(in € millions)	June 30, 2005	Dec. 31, 2004
Deferred tax - Asset	100	24
Deferred tax - Liability	20	2
Net position	**80**	**22**

Tax assets and liabilities break down as follows:

(in € millions)	
Net tax assets (liabilities) as of January 1, 2005	**22**
Movement during the period	13
Change in scope of consolidation	44
Translation adjustments	1
Net tax assets (liabilities) as of June 30, 2005	**80**

8) Other assets

a) Other non-current assets

(in € millions)	June 30, 2005	Dec. 31, 2004
Receivables on disposal of property, plant and equipment	2	2
Receivables relating to employees taking early retirement	27	-
Total	**29**	**2**

Movements in other non-current assets over the period are as follows:

(in € millions)	
As of December 31, 2004	**2**
Movements during the period	(1)
Changes in scope of consolidation	28
As of June 30, 2005	**29**

b) Other current assets

(in € millions)	June 30, 2005	Dec. 31, 2004
Unrealized foreign exchange losses	-	19
VAT receivables	126	18
French State aid, accrued receivables	3	-
Other French State receivables	6	-
Other	1	-
Total	**136**	**37**

Movements in other current assets over the period are as follows:

(in € millions)	
As of December 31, 2004	**37**
Movements during the period	(3)
Changes in scope of consolidation	119
Change in method (*)	(19)
Other	2
As of June 30, 2005	**136**

(*) Write-off of unrealized foreign exchange losses

9) Cash and cash equivalents

(in € millions)	June 30, 2005	Dec. 31, 2004
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	60	-
Treasury shares		64
UCITS	107	313
Money market accounts	73	-
Total	**240**	**377**
Cash	-	-
Sight and time deposits	234	66
Total	**234**	**66**
Total	**474**	**443**

(in € millions)	
As of December 31, 2004	**443**
Movement during the period	(1,131)
Changes in scope of consolidation	1,204
Change in method (*)	(64)
Financial reversal / charge	17
Translation adjustments	5
As of June 30, 2005	**474**

(*) Write-off of treasury shares

10) Fixed-rate and floating-rate financial assets

(in € millions)	June 30, 2005		Dec. 31, 2004	
	Base	Interest rate	Base	Interest rate
Non-current financial assets (excluding non-consolidated investments)	156	3.76%	12	2.31%
Current financial assets	111	2.88%	-	-
Financial assets	**267**	**3.40%**	**12**	**2.31%**
Treasury shares	-	N/A	64	N/A
Marketable securities	240	Eonia/Fed	313	Eonia
Cash	234	Eonia/Fed	66	Eonia
Cash and cash equivalents	**474**		**443**	
TOTAL	**741**		**455**	

11) Consolidated shareholder's equity

a) Share capital

As of December 31, 2004, share capital totaled €35,500,000, comprising 177,500,000 shares each with a nominal value of €0.2.

As part of the public offer of exchange with Snecma, dated March 17, 2005, the number of shares issued increased to 187,774,170.

As part of the May 11, 2005 merger of Snecma by Sagem, 51,755,415 Sagem shares were issued.

Following these transactions, the share capital of Safran comprised 417,029,585 shares each with a nominal value of €0.2.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote, except the 7,844,232 treasury shares, which were cancelled.

c) Reserves

(in € millions)	June 30, 2005	Dec. 31, 2004
Legal reserves		
Free reserves		
Translation adjustments	23	(2)
Revaluation reserves	-	1
Consolidated reserves	4,819	1,055
Total	**4,842**	**1,054**

Movements in reserves were due to the following events:

January 1, 2005 (excluding 2004 net profit)	1,054
Equity financing through the acquisition of the Snecma group (excluding share capital)	3,818
Appropriation of 2004 net profit to reserves	64
Changes in method	(76)
Translation differences	25
Cancellation of treasury shares	(42)
Other	(1)
As of June 30, 2005	4,842

The changes in method concern:

- cancellation of Safran Group treasury shares as of January 1, 2005 for €69 million,
- cancellation of translation differences for €7 million.

The cancellation of treasury shares included:

- cancellation of Safran shares held by subsidiaries of the former Snecma group following the merger for €(48) million,
- recognition of the disposal of own shares for €6 million.

12) Provisions for contingencies & losses:

Provisions for contingencies & losses break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Reserves for performance warranties	333	72
Financial guarantees	190	-
Services to be rendered	363	88
Employee-related commitments	86	13
Retirement commitments and similar benefits	382	53
Sales agreements and long-term receivables	50	15
Losses to completion	160	2
Disputes and litigation	40	14
Negative net worth	12	-
Other	74	14
Total	**1,690**	**271**
Current	**969**	**210**
Non-current	**721**	**61**

Movements in contingency provisions break down as follows:

(in € millions)	
As of December 31, 2004	**271**
Charges	229
Account transfers	(25)
Utilization	(151)
Reversals	(28)
Changes in scope of consolidation	1,392
Translation adjustments	4
Other movements	(2)
As of June 30, 2005	**1,690**

13) Employee benefits

The Group has various commitments with respect to retirement pensions and retired employees in France and abroad. The accounting treatment of these various commitments is described in the section "Valuation rules and methods."

The tables below reconcile the value of commitments under each retirement plan with the corresponding provisions in the consolidated financial statements.

- **Provisions recorded in respect of French commitments**

The calculation of retirement commitments in France is based on the following assumptions:

	June 30, 2005	**Dec. 31, 2004**
Inflation rate	2%	(*)
Discount rate	4.50%	5.5%
Rate of salary increase	between 2.5% and 3.5%	between 2% and 3%
Expected return on plan assets (incremental retirement plans)	4.50%	5.5%
Retirement age - executives	60 to 63 years old	60 years old
Retirement age - non-executives	60 to 61 years old	60 years old

(*) included in the rate of salary increase

Retirement termination payments:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Present value of commitments	272	48
Unrecognized actuarial gains/(losses)	(4)	(1)
Commitments provided in the balance sheet	**268**	**47**

Movements in the provision break down as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Current service cost	4	2
Discounting charge	3	2
Amortization of actuarial differences	-	-
Net charge	**7**	**4**
Benefits paid during the period	(3)	(1)
Change in method	2	-
Changes in scope of consolidation	215	-
Provision movement	**221**	**3**

Incremental executive retirement plan

A complementary defined-benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the Company as of that date to maintain their benefits, in whole or in part. Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the Company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the Company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%. With the exception of those in this last age-group, executives were then moved to a new defined contribution complementary retirement plan. Group companies affected by this change were Safran (for Snecma personnel), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions.

This type of regime did not exist in the Sagem Group companies as of December 31, 2004.

(in € millions)	June 30, 2005	Dec. 31, 2004
Present value of commitments	46	-
Fair value of plan assets	11	-
Actuarial liability net of plan assets	35	-
Unrecognized net assets	-	-
Unrecognized actuarial gains/(losses)	1	-
Commitments provided in the balance sheet	**36**	**None**

Movements in the provision break down as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Current service cost	-	-
Discounting charge	1	-
Expected return on plan assets	(1)	-
Net charge	**-**	**None**
Contributions paid	(1)	-
Amortization of actuarial differences	-	-
Change in method	-	-
Changes in scope of consolidation	37	-
Provision movement	**36**	**None**

- **Provisions recorded in respect of retirement commitments in foreign countries**

The calculation of retirement commitments in the different geographical regions is based on the following assumptions:

		Euro Zone	United Kingdom	United States	Canada
Discount rate					
	Jan. 1, 2005	5.5%	-	-	-
	June 30, 2005	4.5%	5.8%	6.1%	6.1%
2005 inflation rate		1.8%	2.8%		
Rate of salary increase		3.0%	3.7% à 4.5%	3.5%	4.0%
Expected return on plan assets		4.5%	7% à 7.25%	7.25%	7.0%

Euro Zone

The commitments mainly concern Techspace Aero in Belgium. In April 1997, this company took out a contract with an insurer guaranteeing personnel the payment of capital or an annuity at death or retirement. The amount paid depends on the employee category, age, active life and most recent salary. This benefit is fully financed by employer contributions.
For the Euro Zone, the commitments provided for in the balance sheet as of June 30, 2005 amounted to €23 million.

United Kingdom

There are two pension funds in Messier-Dowty Ltd and Aircelle Ltd. They are contracted out funds, i.e. replacing a mandatory supplementary pension and are managed by trusts. The employees participate in the financing through salary-based contributions. The breakdown of contributions between employees and employers is on average 73% for the employer and 27% for employees.
For the United Kingdom, the commitments provided for in the balance sheet as of June 30, 2005 amounted to €50 million.

North America

There are two pension funds in Messier Services Inc. in the US and Messier-Dowty Inc. in Canada. In the US, the benefits are 100% financed by the employer. In Canada, contributions are divided between employers (78%) and employees (22 %).
For North America, the commitments provided for in the balance sheet as of June 30, 2005 amounted to €5 million.

The amounts recorded in the balance sheet break down as follows:

(in € millions)	**June 30, 2005**
Present value of commitments	287
Fair value of plan assets	(212)
Actuarial liability net of plan assets	75
Unrecognized net asset	-
Unrecognized actuarial (losses) / gains	3
Commitments provided in the balance sheet	**78**

As of December 31, 2004, commitments provided in the balance sheet amounted to €6 million.

Movements in the provision break down as follows:

(in € millions)	June 30, 2005
Current service cost	3
Discounting charge	4
Expected return on plan assets	(3)
Pension charge	**4**
Employer contributions	(3)
Amortization of actuarial differences	5
Change in method	(2)
Translation adjustments	1
Changes in scope of consolidation	67
Provision movement	**72**

14) Borrowings subject to specific terms and conditions

These borrowings mainly correspond to French State repayable advances. Their valuation methods are described in 2.C.7.3.

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2004	**35**
New advances received	12
Advances repaid	(5)
Discounting reversal	3
Interest charge	
Translation adjustments	2
Changes in scope of consolidation (*)	362
As of June 30, 2005	**409**

(*) of which €28 million in conditional liabilities not related to advances repaid

15) Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Interest-bearing non-current liabilities	599	20
Interest-bearing current liabilities	999	12
Total	**1,598**	**32**

a) Non-current borrowings (portion> 1 year initial borrowing)

(in € millions)	June 30, 2005	Dec. 31, 2004
Finance lease borrowings	80	13
Other long-term loans	519	7
Total non-current borrowings	**599**	**20**

Financial covenants were provided for the long-term financing set up by Snecma in 2003.

The following two limit ratios are applied:

- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms ''Net borrowings and long-term debt'', ''EBITDA'' and ''Shareholders' equity'' are English translations of the terms used in the French accounting standards applicable in 2004:

- Net borrowings and long-term debt: net borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the Group's share of equity and minority interests.

Available confirmed credit lines as of June 30, 2005 totaled €1.4 billion.

b)Current borrowings (< 1 year)

(in € millions)	June 30, 2005	Dec. 31, 2004
Finance lease borrowings	11	6
Other long-term loans	172	3
Accrued interest not yet due	3	-
Long-term borrowings from the outset	**186**	**9**
Commercial paper	692	-
Short-term bank facilities and equivalent	121	3
Short-term borrowings from the outset	**813**	**3**
Total current borrowings	**999**	**12**

c) Movements in borrowings

The movements in borrowings are as follows:

(in € millions)	
As of December 31, 2004	**32**
Increase in borrowings	8
Decrease in borrowings	(44)
Movement in cash credits	468
Changes in scope of consolidation	1,120
Translation adjustments	14
As of June 30, 2005	**1,598**

d) Analysis by maturity

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Maturing in		
1 year	999	12
2 to 5 years	468	15
Over 5 years	131	5
Total	**1598**	**32**

e) Analysis by currency

Borrowings break down by currency as follows:

(in currency millions)	**June 30, 2005**	**Dec. 31, 2004**
Euros	1195	29
U.S. dollars	344	
Canadian dollars	48	
Pound sterling	53	

f) Fixed-rate and floating-rate financial liabilities

	Non-current				Current			
	June 30, 2005		**Dec. 31, 2004**		**June 30, 2005**		**Dec. 31, 2004**	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	365	3.77%	1	7.00%	104	3.99%	1	7.00%
Floating rate	234	3.49%	19	3.10%	895	2.77%	11	2.95%
Total	**599**	**3.66%**	**20**	**3.30%**	**999**	**2.89%**	**12**	**3.14%**

16) Trade and other payables

Trade and other payables break down as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Operating liabilities	**4,849**	**1,295**
Credit balances on trade receivables	425	19
Advance payments from customers	1,858	344
Operating payables	1,911	794
Operating current account	14	-
Employee-related liabilities	641	138
Other liabilities	**507**	**27**
Other liabilities	313	15
Deferred income	192	12
Premiums on currency options received before the due date	2	-
Total	**5,356**	**1,322**

Movements in trade and other payables are as follows:

(in € millions)	
As of December 31, 2004	**1,322**
Movement during the period	(23)
Changes in scope of consolidation	4,042
Translation adjustments	24
Reclassification	(9)
As of June 30, 2005	**5,356**

Deferred income mainly corresponds to Messier Bugatti in the amount of €43 million (non-recognition of revenue) and Snecma in the amount of €98 million (of which revenue at percentage completion of €89 million).

Trade and other payables break down by maturity as follows:

(in € millions)	**< 12 months**	**> 12 months**
Operating liabilities	4,512	336
Other liabilities	446	62
Total	**4,958**	**398**

Advance payments from customers increased by €1,514 million due to the entry of the Snecma group into the scope of consolidation (€1,590 million). These amounts are structurally high in the aeronautics industry.

17) Other current and non-current liabilities

a) Current

(in € millions)	**June 30, 2005**	**Dec. 31, 2004**
Unrealized foreign exchange gains	-	7
Fair value of financial instruments held for trading	4	-
French State aid, accrued payables	14	-
French State - other taxes and duties	113	51
Total	**131**	**58**

(in € millions)	
As of December 31, 2004	**58**
Movements during the period	(42)
Changes in scope of consolidation	118
Changes in fair value of financial instruments held for trading	4
Change in method	(7)
As of June 30, 2005	**131**

b) Non-current

(in € millions)	June 30, 2005	Dec. 31, 2004
Payables on disposal of property, plant and equipment	37	16
Payables relating to employees taking early retirement	103	-
Other	1	-
Total	**141**	**16**

(in € millions)	
As of December 31, 2004	**16**
Movements during the period	(51)
Changes in scope of consolidation	175
Translation adjustments	1
As of June 30, 2005	**141**

18) Workforce

The Group's average workforce over the period breaks down as follows:

Consolidated companies	
. France	40,876
. Abroad	10,937
Total	**51,813**

The breakdown business segment is as follows:

. Equipment	14,913
. Propulsion	20,580
. Defense and security	7,280
. Communications	8,552
. Other	488
Total	**51,813**

The workforce, including non-consolidated companies, totals 56 936.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	12,157
Supervisors	1,503
Technicians	12,858
Administrative employees	3,807
Workers	10,551
Total	**40,876**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage consolidation):

Shannon Engines Support	10
Europropulsion	36
Ning Bo Bird Sagem Electronics Ltd	1,420
Sofradir	102
Ullis	20
Famat	238
Total	**1,826**

19) Lease commitments

a) Operating leases for which the Group is lessee

The future minimum lease payments under non-cancelable operating leases as of June 30 are as follows:

(in € millions)	**June 30, 2005**
Less than 1 year	(21)
1 to 5 years	(37)
More than 5 years	(13)
Total	**(71)**

The lease payments recognized in profit or loss for the period total €20 million.

b) Finance leases and hire purchase contracts

The net carrying amounts for each asset category are as follows:

(in € millions)	**Net carrying amount June 30, 2005**
Land	12
Land improvements and developments	-
Buildings	40
Buildings on land owned by third parties	-
Technical facilities, equipment and tooling	30
Computer hardware	10
Other property, plant and equipment	4
Total	**96**

(in € millions)	**June 30, 2005 Minimum payments**
Less than 1 year	(14)
1 to 5 years	(55)
More than 5 years	(44)
Total	**(113)**

20) Investments in jointly controlled entities

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination and marketing of the CFM56 engine program with General Electric,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and machinery to airline companies,
- Famat: manufacture of large crankcases subcontracted from Snecma and General Electric,
- Europropulsion: analyses, developments, tests and manufacturing of solid propellant propulsion systems,
- Compagnie de Découpe de l'Ouest SAS: manufacture of ink ribbons for faxes,
- ULIS: manufacture of non-cooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,,
- Ningbo Bird Sagem Electronics CO. Ltd: manufacture of mobile phones based on Sagem technology (mainly modules) for Bird in the Chinese market and for Sagem elsewhere in the world,
- Wuhan Sagem Tianyu Electronics Co. Ltd: manufacture of smart cards.

The Group's share in the various aggregate amounts of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Current assets	272	29
Non-current assets	220	(3)
Current liabilities	320	16
Non-current liabilities	18	6
Operating income	64	37
Operating expenses	(56)	(34)
Finance costs/income	(1)	-
Income tax expense	(3)	(1)
Net profit for the period	5	2
Cash flows relating to operating activities	20	-
Cash flows relating to investing activities	29	-
Cash flows relating to financing activities	-	-

21) Share-based payments

1. Stock options:

The Group granted its employees stock options under the following plans:

	1998 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan
Date of Shareholders' Meeting	05.19.1998	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.19.1998	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.19.2001	05.10.2004	04.24.2003	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.19.2005	05.10.2006	04.24.2006	05.17.2007	04.23.2007	04.21.2009
Strike price in euro (*)	9.3	50.24	20.51	10.29	10.63	17.26
Number of options granted (*)	1,548,750	1,278,900	1,341,667	1,166,667	1,050,000	750,000
Number of beneficiaries	62	212	150	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of January 1, 2004	6,275,640	13.2
Adjustment following the bonus issue in December 2003 (fractional shares)	955	12.03
Granted in 2004	750,000	17.26
Exercised in 2004	(1,862,390)	9.51
Expired in 2004 and not exercised	(101,850)	9.53
Number of options outstanding as of December 31, 2004	5,062,355	15.24
Number of options available for exercise as of December 31, 2004	3,261,920	16.26
Granted in 2005	-	-
Exercised in 2005	(618,280)	9.38
Expired in 2005 and not exercised	(89,250)	9.31
Number of options outstanding as of June 30, 2005	4,354,825	16.19
Number of options available for exercise as of June 30, 2005	3,604,825	15.97

A total of 3,604,825 options were available for exercise at the year-end.

Outstanding options have a strike price of between €10.29 and €50.24. They have a contractual weighted average maturity of 2.08 years as of June 30, 2005.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	June 30, 2005	Dec. 31, 2004	Jan. 1, 2004
1998 Plan	-	667,370	1,065,167
1999 Plan	-	-	1,517,250
2000 Plan	161,700	161,700	161,723
2001 Plan	1,337,240	1,337,240	1,337,000
2002 Plan	1,064,205	1,095,610	1,144,500
2003 Plan	1,041,680	1,050,435	1,050,000
2004 Plan	750,000	750,000	-
Total options	**4,354,825**	**5,062,355**	**6,275,640**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2005 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

	2004 Plan
Valuation of stock option plans (in € millions)	4.00
Share price when options granted (in euro) *	18.10
Option subscription price (in euro) *	17.26
Volatility	30%
Risk-free interest rate	3,2 % - 3, 32 %
Vesting period	4 years
Exercise period	5 years
Dividend distribution rate	1.07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €1 million as of June 30, 2005 and 2004 respectively.

2. **Bonus shares granted to Sagem SA employees prior to the merger:**

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. Under the terms of this issue, all employees with at least one year's service on the eve of the Extraordinary Shareholders' Meeting receive 50 shares. The total expense represented by this bonus share issue is determined under IFRS based on market prices and turnover assumptions. It is amortized over the 2-year vesting period, as from the date of grant by the management board.

The expense recognized in the income statement totaled €1 million as of June 30, 2005.

5. STATEMENT OF CASH FLOW

Foreword:

The Safran Group statement of cash flow is presented exceptionally for this period in terms of net financial position. Hence, the overall changes in this statement correspond to the net changes between cash and cash equivalents and current/non-current interest-bearing liabilities.
The purpose of this exceptional presentation is to provide more readable financial information on cash flow, which would not have been possible with a simple cash flow analysis due to the multiple impacts of the creation of the Safran Group.
The comparative as of June 30, 2004 was presented under the same format.

A. Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

The breakdown of these amounts is shown in 4-B.9.

B. Interest-bearing liabilities

Interest-bearing liabilities are offset against all Safran Group borrowings, except for borrowings subject to specific terms and conditions.

The breakdown of these amounts is shown in 4-B.15.

C. Purchases of intangible assets and property, plant and equipment

They break down as follows:

(in € millions)	June 30, 2005	Dec. 31, 2004
Intangible assets	(131)	(24)
Property, plant and equipment	(82)	(63)
Movement in amounts payable to suppliers of intangible assets and PP&E	(5)	13
Movement in amounts receivable on disposals of intangible assets and PP&E	-	(1)
Total	**(218)**	**(75)**

D. Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

- depreciation, amortization, impairment and provisions	€160 million
- impact on changes in Snecma revalued inventories	€167 million
- capital gains on disposal	€(15) million
- losses on financial instruments for the period	€8 million
- other	€16 million

E. Acquisitions and disposals of subsidiaries

The main impact almost exclusively concerns the creation of the SAFRAN Group (see scope of consolidation § 2D):

- Cost of the public offer	€1,250 million
- Net financial position of the acquired Group	€(94) million
- Acquisition costs offset against merger premium	€17 million
- Other	€2 million

F. Group accounting policy

The Group's accounting policy is to classify dividends received and interest received or paid in operating activities.

G. Breakdown of net financial position

(en millions d'euros)	January 1, 2005	Variations	June 30, 2005
Cash and cah equivalent	443	31	474
Borrowings	95	1,502	1,597
Net financial position	348	(1,471)	(1,123)

6. OFF-BALANCE SHEET COMMITMENTS AND FINANCIAL INSTRUMENTS

A. Exposure to interest rate risk

	June 30, 2005	Period to maturity		
(in US $ millions)	**Total**	Less than 1 year	1 to 5 years	More than 5 years
Interest rate swaps (1 month Libor/ 3 month Libor)	66.2	6.8	59.4	

B. Exposure to foreign currency risk

Most sales in the Propulsion and Equipment branches are transacted in U.S. dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the Group estimated the net excess of dollar revenues over dollar operating expenses at approximately US$2.7 billion for 2005. The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

1) Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random U.S. dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum U.S. dollar exchange rate parity over an applicable term. Minimum parity corresponds to a U.S. dollar exchange rate that allows Safran to meet its operating income objectives.

2) Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call Euro/put USD).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving options sales (call USD/put EUR).

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

3) Financial instruments

As a result of the measures described above, the financial instruments applicable as of June 30, 2005 were:

- US$5,973 million for forward contracts, including US$5,587 against the euro;
- US$540 million for option sales (call US$ /put €).

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of June 30, 2005, was €820 million.

Forward contracts are intended to hedge the net amount of trade receivables and payables and foreign currency denominated cash in the amount of US$515 millions ("fair value hedge") and highly probable future cash flows ("cash flow hedge") determined using the order book and budgetary forecasts for the remainder, as the Group does not hedge its balance sheet position in respect of foreign currency investments.

These hedges are intended to be settled over the next 3 years. A hedge maturing prior to the maturity date of the hedged underlying is rolled over at the historical rate with no impact on the hedge's maturity period in the financial statements.

Once the criteria for hedge accounting are met, the changes in fair value are recognized in equity for the effective portion and in net financial income (expense) for the ineffective portion.

The fair value of the instruments recognized as cash flow hedges totaling €737 million is broken down into the effective portion (determined on the basis of the spot exchange rate at the inception of the derivative) in the amount of €662 million and the ineffective portion (which corresponds to the difference in the interest rates between the foreign currencies) in the amount of €75 million.

In addition, the fair value of foreign exchange hedging instruments in respect of fair value hedges totaled €83 million.

Transactions with maturities of less than one year may be subject to specific hedges that can be treated as held for trading. Their market value is then recognized in net financial income (expense) at the balance sheet date.

Since option sales are not recognized as effective hedging instruments, the premiums collected and the market value of these instruments are recognized in net financial income (expense).

C. Interest rate risk management

The Group manages its interest rate risk exposure by applying a balance of fixed and floating rates to its financing. Where necessary, it may trade hedging instruments on the market.

As of June 30, 2005, the breakdown of financial assets and financial liabilities is as follows:

	Less than 1 year		1 to 5 years		More than 5 years		Total	
(in € millions)	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Borrowings and long-term debt	(104)	(895)	(265)	(203)	(100)	(31)	(469)	(1,129)
Cash at bank and in hand - Marketable securities		474						474
Total	**(104)**	**(421)**	**(265)**	**(203)**	**(100)**	**(31)**	**(469)**	**(655)**

D. Counterparty risk

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments;
- Derivative instruments,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of June 30, 2005, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

E. Financial guarantees granted as part of the sale of Group products

These guarantees generate risks, which amounted to a gross amount of $550 million as of June 30, 2005. This amount does not, however, reflect the actual risk to which Safran is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

F. Endorsements, guarantees and other commitments

The various commitments given by the Safran Group are as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004 (pro forma)**
Employee-related commitments	22	23
Commitments given to customers (completion warranties, performance bonds)	267	292
Commitments given to third parties by Safran on behalf of its subsidiaries	457	324
Commitments given to customs authorities by Safran on behalf of its subsidiaries	37	31
Commitments arising from role as EIG member	13	16
Financial commitments (pledge of financial instruments)	30	30
Other commitments	60	54
Total	**886**	**770**

The various commitments received by the Safran Group are as follows:

(in € millions)	**June 30, 2005**	**Dec. 31, 2004 (pro forma)**
Commitments received from banks on behalf of suppliers	19	17
Completion warranties	6	5
Endorsements, guarantees received	6	5
Other commitments received	4	4
Total	**35**	**31**

G. Vendor warranties

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of June 30, 2005, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

7. DISPUTES AND LITIGATION

Except for the matters described below, neither Safran nor any of its subsidiaries are, nor have they been, parties to any legal or arbitration proceedings likely to have or have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. Safran believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. To date, no amount has been established with respect to the claim.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of 3 persons and left 2 others seriously injured. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of 2 persons and left another seriously injured. To date, no amount has been established with respect to the claim.

No provisions have been set aside for these four cases since Turbomeca's liability is sufficiently covered by its insurance policy.

- On November 16, 2004, a claim against Sagem Communication was filed with the Hamburg court by Nokia Corporation for breach of patent rights and unfair competition aimed at prohibiting the marketing of My X5-2 mobile phones in Germany. The claim concerns an amount of around €2 million. Sagem Communication vigorously denies any breach of patent rights on the grounds of demonstrated existence of prior art and the original design of the product in question. Nokia's claim was dismissed by the lower court. Safran has not set aside a provision at this point.
- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. Safran has not recorded a provision at this point.

8. SUBSEQUENT EVENTS

None

9. PRO FORMA FINANCIAL STATEMENTS

Introduction

The items that hinder the comparability of the 2005 financial statements with those of 2004 are:

- the creation of the SAFRAN Group,

- the date of Snecma's initial consolidation in Safran (April 1, 2005), moved back by a quarter compared to the closing date of the Sagem financial statements (December 31, 2004) and giving rise to the recognition in the income statement of a single quarter for the relevant activities,

- the very significant impact of the allocation of the acquisition price to Snecma's assets and liabilities on April 1, 2005, and to the quarterly results,

- the first year of adoption of all IFRS (particularly IAS 39).

These circumstances led to the preparation of pro forma financial statements.

A. NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Information used for the preparation of the pro forma financial statements

The pro forma financial statements were prepared using:

A. Audited annual consolidated financial statements

- the Sagem Group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS,
- the Snecma group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS.

B. Half-year consolidated financial statements on which a limited review was performed, and the application of IFRS on the year 2004 audited

- the Sagem Group consolidated financial statements for the first half of 2004, drawn up under IFRS,
- the Snecma group consolidated financial statements for the first half of 2004, drawn up under IFRS,
- the Safran Group consolidated financial statements for the first half of 2005,
- the Snecma group consolidated financial statements for the first quarter of 2005.

Accounting principles

The pro forma financial statements were drawn up under IFRS.

To prepare these pro forma financial statements, the operations related to the acquisition of Snecma by SAGEM as well as the allocation of the acquisition price were considered as realized as of January 1st, 2004.

IAS39 application

IAS39 was applied from January 1st, 2005 and not brought forward to January 1st, 2004. The necessary works as well as the estimated costs were excessive considering the objective.

These financial statements are presented after the Sagem and Snecma merger and the spin-off of Sagem's operating activities.

Accounting practices for the preparation of the pro forma financial statements

Acquisition of the Snecma group

For the preparation of the pro forma financial statements, the acquisition of the Snecma group was considered as realized as of January 1, 2004, with the following procedures:

- Recognition of Sagem's capital increases relating to the public offer of exchange and merger as of January 1, 2004,

- Recognition of the indebtedness used to finance the subsidiary offer as of January 1, 2004,

- Recognition of the allocation of the acquisition price (see below) as of January 1, 2004, but based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005,

- Recognition of residual goodwill as of January 1, 2004 based on the amount determined as of April 1, 2005.

Allocation of the acquisition price

The Safran Group's main consolidated balance sheet items, impacted by the allocation of the acquisition cost to Snecma's identifiable assets and liabilities, are as follows:

- Intangible assets (orders, customer relations, programs, trademarks, etc.),
- Research and development,
- Inventories,
- Financial liabilities,
- Deferred tax impact on the allocations to the identified assets and liabilities.

The fair value remeasurement of Snecma group assets and liabilities as of April 1, 2005 was transferred without any change in value as of January 1, 2004.

Cost of financing the subsidiary offer

The pro forma financial statements include the financial expense on indebtedness intended to finance the subsidiary offer, net of tax, which would have been recorded as of January 1, 2004 from a pro forma perspective.

Taxation

All 2004 restatements are taxed at 34.93% and all 2005 restatements at 34.43%.

Intra-group transactions

Given the immateriality of intra-group transactions between the Sagem Group and the Snecma group, there were no eliminations for the preparation of the pro forma financial statements, concerning the periods prior to Snecma's entry into the scope of consolidation, i.e. for the first half of 2004, fiscal year 2004 and the first quarter of 2005.

Changes in scope of consolidation

The pro forma financial statements only include the changes in scope of consolidation resulting from the acquisition of Snecma by Sagem and do not anticipate any changes in the new Group's future scope of consolidation relating to internal restructuring or acquisitions.

2004 pro forma financial statements

The pro forma financial statements are based on the aggregation of the 2004 half-year and annual financial statements of Sagem and Snecma prepared under IFRS.

In consequence thereof, the adjustments made with respect to the 2004 pro forma financial statements are as follows:

a) Allocation of the acquisition cost to Snecma's identifiable assets and liabilities as of January 1, 2004 based on the values as of April 1, 2005, resulting in the following revaluations:

- intangible assets: €2,708 million (of which Programs: €2,535 million, Trademarks: €147 million, Other: €26 million),
- inventories: €500 million,
- repayable advances in liabilities: (€106 million),
- actuarial differences relating to employee benefits in liabilities: €45 million,
- deferred tax liabilities generated: €1,125 million,
- historical goodwill existing in the Snecma consolidated financial statements recorded as non-values: (€728 million),

offset by an increase in Group reserves for €1,362 million and minority interests for €54 million.

b) Recognition of the public offer of exchange/purchase offer, merger, incidental expenses:

- recognition of the Sagem capital increase as of January 1, 2004 in the amount of €3,089 million,
- recognition of the subsidiary offer financing for €1,250 million,
- recognition of the merger as of January 1, 2004, resulting in an increase in equity of €794 million (recognition of the exchange and market value ratio of the Sagem share),
- cancellation of the Snecma group historical net worth (decrease of €3,954 million), elimination of Snecma securities (€5,138 million) and recognition of residual goodwill as of January 1, 2004 (€1,185 million).

c) Recognition of the cost of net borrowings and long-term debt arising from the subsidiary offer (€1,250 million), estimated at an average standard cost of 3.5%, resulting in a financial expense of €21 million in the income statement for the first half of 2004. The expense was subject to a tax impact calculated at 34.93%, corresponding to a reduction in tax expense in the amount of €8 million for the first half of the year.

d) Carry back of the 2005 additional contribution.
The additional contribution of the SAFRAN Group is entirely due to the creation of the SAFRAN Group. Thus, the €16 million expenses (€10 million after tax) was carried back to the first half of 2004.

2005 pro forma financial statements

The 2005 pro forma financial statements were prepared using the Safran Group half-year consolidated financial statements, adjusted as follows:

Adjustment principles applied

The 2005 pro forma financial statements take account of the impacts of the principles applied to prepare the 2004 financial statements outlined above with regard to the recognition date of the acquisition as of January 1, 2004, its offsetting in terms of a capital increase and indebtedness, the allocation of the acquisition price and the recording of residual goodwill.

Duration of the fiscal year

Snecma group activity for the 1st quarter of 2005 has been incorporated into the 2005 pro forma financial statements based on the Group's audited financial statements for the period ended March 31, 2005.

Breakdown of pro forma adjustments

The adjustments made with respect to the pro forma financial statements are as follows:

- recognition of Snecma group results for the first quarter of 2005,
- recognition of the additional cost of net borrowings and long-term debt, net of tax, for one quarter (€8 million in additional financial expense at a rate of 2.5%),
- impact of the amortization over an additional quarter of the intangible assets identified upon allocation of the acquisition price (€49 million),
- cancellation of the impact on the changes in the revalued inventories of the former Snecma group, which was carried forward in 2004 in respect of these pro forma financial statements (€167 million),
- transfer to net financial cost/income of the impact of USD fluctuations on the opening amount of provisions for contingencies and losses in USD,
- impact of the previous adjustments on tax.

Allocation of the acquisition price

All the material adjustments have been maintained, except for the impact on spare parts inventories. As their revaluation was brought forward to January 1, 2004, and after a twelve month period, the entire revaluation amount was utilized as of December 31, 2004 in the pro forma financial statements, and will also be utilized in the consolidated financial statements for the year ended December 31, 2005.

B. PRO FORMA BALANCE SHEET

JUNE 30, 2005 AND JANUARY 1st, 2005

ASSETS *(in € millions)*	June 30, 2005	January 01, 2005
Goodwill	1,279	1,281
Intangible assets	3,229	3,173
Property, plant and equipment	1,713	1,697
Non-current financial assets	362	301
Investments in associates	34	10
Deferred tax assets	50	278
Other non-current assets	29	26
Non-current assets	**6,696**	**6,766**
Current financial assets	111	4
Assets held for sale	-	5
Fair value of financial instruments and derivatives	820	1,489
Inventories	2,842	2,544
Trade and other receivables	3,761	3,848
Tax assets	100	178
Other current assets	136	18
Cash and cash equivalents	474	1,373
Current assets	**8,244**	**9,459**
Total assets	**14,940**	**16,225**

B. PRO FORMA BALANCE SHEET

JUNE 30, 2005 AND JANUARY 1st, 2005

EQUITY AND LIABILITIES *(in € millions)*	June 30, 2005	January 01, 2005
Capital and reserves	**4,245**	**4,621**
Minority interests	**166**	**167**
Total equity	**4,411**	**4,788**
Provisions	721	644
Borrowings subject to specific terms and conditions	409	359
Interest-bearing non-current liabilities	599	632
Deferred tax liabilities	1,132	1,560
Other non-current liabilities	141	155
Non-current liabilities	**3,002**	**3,350**
Provisions	969	975
Interest-bearing current liabilities	1,051	1,696
Trade and other payables	5,356	5,240
Tax liabilities	20	122
Other current liabilities	131	54
Current liabilities	**7,527**	**8,087**
Total liabilities	**14,940**	**16,225**

B. PRO FORMA BALANCE SHEET

JUNE 30, 2005

ASSETS

(in € millions)	June 30, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to bringing forward to January 1st 2004 of the operations of creation of SAFRAN	June 30, 2005 Pro forma
Goodwill	1,279	-	-	1,279
Intangible assets	3,475	(49)	(197)	3,229
Property, plant and equipment	1,713	-	-	1,713
Non-current financial assets	362	-	-	362
Investments in associates	34	-	-	34
Deferred tax assets	32	-	18	50
Other non-current assets	29	-	-	29
Non-current assets	**6,924**	**(49)**	**(179)**	**6,696**
Current financial assets	111	-	-	111
Assets held for sale	-	-	-	-
Fair value of financial instruments and derivatives	820	-	-	820
Inventories	3,175	-	(333)	2,842
Trade and other receivables	3,761	-	-	3,761
Tax assets	100	-	-	100
Other current assets	136	-	-	136
Cash and cash equivalents	474	-	-	474
Current assets	**8,577**	**-**	**(333)**	**8,244**
Total assets	**15,501**	**(49)**	**(512)**	**14,940**

B. PRO FORMA BALANCE SHEET

JUNE 30, 2005

EQUITY AND LIABILITIES

(in € millions)	June 30, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to bringing forward to January 1st 2004 of the operations of creation of SAFRAN	June 30, 2005 Pro forma
Share capital	83	-	-	83
Reserves	4,842	221	(491)	4,572
Net unrealized gains on available-for-sale financial assets	3	-	-	3
Net unrealized gains on currency futures	(251)	(307)	-	(558)
Net profit for the period	(23)	54	114	145
Capital and reserves	**4,654**	**(32)**	**(377)**	**4,245**
Minority interests	**167**	**-**	**(1)**	**166**
Total equity	**4,821**	**(32)**	**(378)**	**4,411**
Provisions	721	-	-	721
Borrowings subject to specific terms and conditions	409	-	-	409
Interest-bearing non-current liabilities	599	-	-	599
Deferred tax liabilities	1,335	(17)	(186)	1,132
Other non-current liabilities	141	-	-	141
Non-current liabilities	**3,205**	**(17)**	**(186)**	**3,002**
Provisions	969	-	-	969
Interest-bearing current liabilities	999	-	52	1,051
Trade and other payables	5,356	-	-	5,356
Tax liabilities	20	-	-	20
Other current liabilities	131	-	-	131
Current liabilities	**7,475**	**-**	**52**	**7,527**
Total liabilities	**15,501**	**(49)**	**(512)**	**14,940**

B. PRO FORMA BALANCE SHEET

JANUARY 1st, 2005

ASSETS

(in € millions)	Dec. 31, 2004 SAGEM IFRS	Dec. 31, 2004 SNECMA IFRS	Adjustments relating to IAS 32 and IAS 39	Adjustments relating to bringing forward to January 1st 2004 of the operation of creation of SAFRAN	Adjustments relating to allocation of the acquisition price	Jan. 1st, 2005 SAFRAN Pro forma IFRS
Goodwill	97	727		457	-	1,281
Intangible assets	59	603		2,708	(197)	3,173
Property, plant and equipment	287	1,410			-	1,697
Non-current financial assets	15	293	(7)		-	301
Investments in associates	-	10			-	10
Deferred tax assets	12	215	35	16	-	278
Other non-current assets	2	24			-	26
Non-current assets	**472**	**3,282**	**28**	**3,181**	**(197)**	**6,766**
Current financial assets	-	4	-		-	4
Assets held for sale	5	-	-		-	5
Fair value of financial instruments and derivatives	-	-	1,489		-	1,489
Inventories	*651*	*1,973*	*(80)*	*500*	*(500)*	2,544
Trade and other receivables	1,350	2,536	(38)		-	3,848
Tax assets	24	154	-		-	178
Other current assets	37	-	(19)		-	18
Cash and cash equivalents	443	1,048	(96)	(22)	-	1,373
Current assets	**2,510**	**5,715**	**1,256**	**478**	**(500)**	**9,459**
Total assets	**2,982**	**8,997**	**1,284**	**3,659**	**(697)**	**16,225**

B. PRO FORMA BALANCE SHEET

JANUARY 1st, 2005

EQUITY AND LIABILITIES

(in € millions)	Dec. 31, 2004 SAGEM IFRS	Dec. 31, 2004 SNECMA IFRS	Adjustments relating to IAS 32 and IAS 39	Adjustments relating to bringing forward to January 1st 2004 of the operations of creation of SAFRAN	Adjustments relating to allocation of the acquisition price	Jan. 1st, 2005 SAFRAN Pro forma IFRS
Capital and reserves	**1,244**	**1,774**	**820**	**1,236**	**(453)**	**4,621**
Minority interests	**1**	**112**	-	**54**	-	**167**
Total equity	**1,245**	**1,886**	**820**	**1,290**	**(453)**	**4,788**
Provisions	61	587	(49)	45	-	644
Borrowings subject to specific terms and conditions	35	430	-	(106)	-	359
Interest-bearing non-current liabilities	20	612	-		-	632
Deferred tax liabilities	1	166	517	1,120	(244)	1,560
Other non-current liabilities	16	139	-		-	155
Non-current liabilities	**133**	**1,934**	**468**	**1,059**	**(244)**	**3,350**
Provisions	210	765	-		-	975
Interest-bearing current liabilities	12	390	-	1,294	-	1,696
Trade and other payables	1,322	3,902	-	16	-	5,240
Tax liabilities	2	120	-		-	122
Other current liabilities	58	-	(4)		-	54
Current liabilities	**1,604**	**5,177**	**(4)**	**1,310**	-	**8,087**
Total liabilities	**2,982**	**8,997**	**1,284**	**3,659**	**(697)**	**16,225**

C. PRO FORMA INCOME STATEMENT

JUNE 30 2005, JUNE 30 2004

(in € millions)	**For half-year ended June 30, 2005**	**For half-year ended June 30, 2004**
Revenue	**4,943**	**4,938**
Other operating income	61	45
Income from operations	**5,004**	**4,983**
Change in inventories of finished goods and work in progress	233	(203)
Capitalized production	206	145
Raw materials and consumables used	(3,153)	(2,981)
Personnel costs	(1,523)	(1,527)
Impôts et taxes	(115)	(101)
Depreciation and amortization expense	(283)	(280)
Provisions for contingencies and losses	(13)	(11)
Asset impairment	(18)	4
Other operating income / expenses	(89)	(135)
Profit from operations	**249**	**(106)**
Borrowing costs	(20)	(28)
Other finance costs / income	(17)	8
Net finance costs / income	**(37)**	**(20)**
Income from associates	1	1
Profit before tax	**213**	**(125)**
Income tax expense	(62)	46
Profit from continuing operations	**151**	**(79)**
Profit from discontinued operations	-	-
Profit after tax	**151**	**(79)**
Minority interests	(6)	(9)
Net profit for the period	**145**	**(88)**

C. PRO FORMA INCOME STATEMENT

JUNE 30 2005

(in € millions)	For the half-year endedJune 30, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to bringing forward to January 1st 2004 of the operations of creation of SAFRAN	For the half-year ended June 30, 2005 Pro forma
Revenue	**3,375**	**1,568**	**-**	**4,943**
Other operating income	30	31	-	61
Income from operations	**3,405**	**1,599**	**-**	**5,004**
Change in inventories of finished goods and work in progress	(63)	129	167	233
Capitalized production	138	68	-	206
Raw materials and consumables used	(2,224)	(929)	-	(3,153)
Personnel costs	(930)	(609)	16	(1,523)
Taxes and duties	(75)	(40)	-	(115)
Depreciation and amortization expense	(167)	(116)	-	(283)
Provisions for contingencies and losses	1	(14)	-	(13)
Asset impairment	(11)	(7)	-	(18)
Other operating income / expenses	(80)	(9)	-	(89)
Profit from operations	**(6)**	**72**	**183**	**249**
Borrowing costs	(8)	(4)	(8)	(20)
Other finance costs / income	(27)	10	-	(17)
Net finance costs / income	**(35)**	**6**	**(8)**	**(37)**
Income from associates	1	-	-	1
Profit before tax	**(40)**	**78**	**175**	**213**
Income tax expense	19	(20)	(61)	(62)
Profit from continuing operations	**(21)**	**58**	**114**	**151**
Profit from discontinued operations	-	-	-	-
Profit after tax	**(21)**	**58**	**114**	**151**
Minority interests	(2)	(4)	-	(6)
Net profit for the period	**(23)**	**54**	**114**	**145**

C. PRO FORMA INCOME STATEMENT

JUNE 30 2004

(in € millions)	For the half-year ended June 30, 2004 SAGEM IFRS	For the half-year ended June 30,2004 SNECMA IFRS	Adjustments relating to bringing forward to January 1st 2004 of the operations of creation of SAFRAN	For the half-year ended June 30, 2004 SAFRAN Pro forma IFRS
Revenue	**1,661**	**3,277**	**-**	**4,938**
Other operating income	3	42	-	45
Income from operations	**1,664**	**3,319**	**-**	**4,983**
Change in inventories of finished goods and work in progress	85	45	(333)	(203)
Capitalized production	31	114	-	145
Raw materials and consumables used	(1,180)	(1,801)	-	(2,981)
Personnel costs	(373)	(1,138)	(16)	(1,527)
Taxes and duties	(29)	(72)	-	(101)
Depreciation and amortization expense	(44)	(138)	(98)	(280)
Provisions for contingencies and losses	1	(12)	-	(11)
Asset impairment	(3)	7	-	4
Other operating income / expenses	(46)	(89)	-	(135)
Profit from operations	***106***	***235***	***(447)***	***(106)***
Borrowing costs	4	(11)	(21)	(28)
Other finance costs / income	5	3	-	8
Net finance costs / income	**9**	**(8)**	**(21)**	**(20)**
Income from associates	-	1	-	1
Profit before tax	**115**	**228**	**(468)**	**(125)**
Income tax expense	(38)	(81)	165	46
Profit from continuing operations	**77**	**147**	**(303)**	**(79)**
Profit from discontinued operations	-	-	-	-
Profit after tax	**77**	**147**	**(303)**	**(79)**
Minority interests	-	(9)	-	(9)
Net profit for the period	**77**	**138**	**(303)**	**(88)**

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

HALF-YEAR FINANCIAL REVIEW

Paris, October 12, 2005

SAFRAN

an **international** technology leader

SAFRAN

CONTENTS

SAFRAN'S MARKETS

PROPULSION – COMMERCIAL AIRCRAFT ENGINES

- CFM56, all-time record: 1,350 firm engine orders at the end of September, 2005 (over 1,000 at June 30)

- LEAP56™: R&T program launched with General Electric, to pave the way for the successor to the CFM56

- SaM146 regional aircraft engine: French government supports program by granting 140 million euros in repayable advances

PROPULSION – AIRCRAFT/ROCKET ENGINES

- GE90: 64% share of Boeing 777 engine market
  (Snecma has 24.7% stake in engine)
- Genx: 5% of this program
- Snecma and HAL (India) create an equally-owned subsidiary to produce parts for the two companies
- Ariane 5: successful return to flight of the ECA version, with 10-ton payload capacity

PROPULSION – HELICOPTER ENGINES

- Helicopter engines: high level of orders, totaling 652 at August 31, 2005 (598 at June 30)
- RTM322: Australia is 10th out of 11 countries to choose this Rolls-Royce Turbomeca engine to power its NH90 helicopters
- TM333: first flight of the Indian Alouette III (Chetak) reengined by Turbomeca. About 300 Chetak civil and military helicopters are in service

PROPULSION – RESEARCH & TECHNOLOGY

- VITAL: launch of a Snecma-led European research & technology program to develop engines that are quieter and generate less CO_2

- CLEAN: first tests of technology demonstrator are successful. Led by Snecma, this program aims to reduce CO_2 and NOx emissions

COMMUNICATIONS – MOBILE PHONES

- Global sales: highest growth rate in the market, at 40.4%*
- Market share on the rise: 6.2% in Western Europe*
  (4.6% in first-half 2004)
- GSM: 14 new products launched during 6-month period
- Strategic alliance between Sagem Communication and Ningbo BIRD; creation of an R&D center in China
- Sagem Communicações (Brazil), GSM production center opened in May 2005 for Latin American markets
  - September 2005: 150,000 products manufactured already

**Source: Gartner – August 05*

COMMUNICATIONS – BROADBAND

- Sagem Communication in Europe:
  - No. 1 in DTTV decoders (11%)*
  - No. 1 in thermal transfer fax machines (46%)**

- Residential terminals: strong increase in business : +82%
  Over 500,000 decoders and 2.2 million broadband terminals (ADSL modems , etc.) sold

- Sagem Communication, leader in household "Triple Play" solutions, and first to introduce MPEG 4 decoders

** Source: GfK, Feb./Jul. 2005 study of main European countries.* *** Source: Infosource.*

EQUIPMENT

- A400M:
  - Messier-Bugatti selected as supplier of wheels and brakes (single source)
  - Labinal selected to provide nose and cockpit wiring
  - Hispano-Suiza selected with BAE Systems in (70/30) partnership, to provide FADEC control system for TP400 turboprop engine
- Wheels and carbon brakes: record half-year period for Messier-Bugatti, selected as supplier for 295 aircraft (170 in first half of 2004)
- Sustained development activity, following contracts won in 2004 on the Airbus A380 and A400M, Boeing 787, etc.

DEFENSE SECURITY – DEFENSE

- A400M: Sagem Défense Sécurité chosen to supply inertial navigation
- Combat aircraft modernization: Sagem Défense Sécurité and Thales form 50/50 partnership
- Avionics: MiG chooses Sagem Défense Sécurité products for its future export aircraft
- Anti-missile defense: Australian navy orders 17 third-generation infrared missile tracking systems
- Qualification of the AASM missile at the test range

DEFENSE SECURITY - SECURITY

- Encrypted telephony: Sagem Défense Sécurité chosen by French defense procurement agency DGA for definition and feasibility study of a new-generation system
- Fingerprint and palm print identification: Sagem Défense Sécurité selected for the British police's new Ident1 system (via Northrop Grumman)
- Multi-biometry: European countries choose Sagem Défense Sécurité as systems integrator on the Biodev trial for European multi-biometric visas

ACQUISITION OF ORGA KARTENSYSTEME

- Sagem Défense Sécurité acquires ORGA Kartensysteme

- Creation of a world leader in Smart Cards

- Highly complementary linkup, in terms of geography and production

- Pooling major areas of expertise:
  - ORGA for sim cards
  - Sagem Défense Sécurité for bank cards and secure ID and health program cards



ORGA
Sagem Défense Sécurité
FRANCE
ALLEMAGNE
RUSSIE
BRESIL
INDE
CHINE
Sites industriels
R & D

- Sales exceeding 300 million euros starting in 2006

SAFRAN

OTHER ACQUISITIONS

- SMA, specialist in diesel engines for general aviation (previously held 33% of the company)
- Assystem Maroc, a Moroccan engineering company, renamed Teuchos Maroc
- EGT's professional fax machine sales business (France Télécom group)
- Alcatel Space Valence, specialist in hybrid-based electronic equipment and components for high-reliability applications, renamed « Sagem Électronique »
- These five acquisitions will account for about 230 million euros in 2005 sales

DIVESTMENTS

- Techlam, specialist in laminated elastomer products
- Turbomeca's TM4000 industrial turbine packaging and maintenance
- Sagem Communication's "local communities" networks
- Snecma's satellite mechanisms business
- Messier-Bugatti's actuators business
- Sagem Communication's wiring business
- A total of 270 million euros in 2005 sales for these divestments

BUSINESS DATA

GROWTH IN DELIVERIES

(number of units delivered)	H1 2004	H1 2005	Change
Aerospace			
CFM56 engines	387	**391**	+1%
Helicopter turbines	281	**350**	+25%
Landing gear shipsets	402	**449**	+12%
Power transmissions	535	**619**	+16%
A340-500/-600 nacelles	30	**45**	+50%
Communications ('000)			
Mobile phones	6,300	**7,500**	+19%
Decoders (cable, DTTV, etc.)	290	**550**	+90%
Broadband terminals	1,100	**2,200**	+100%

SAFRAN

ORDERS: ALL-TIME RECORD


€4,800 M
€7,200 M
H1 04
H1 05

- Orders up 50% over first-half 2004

SALES

FIRST-HALF 2005: €4,943 million


Defense Security
12%
575
Propulsion
42%
2 070
Equipment
24%
1 187
1 111
Communication
22%

SAFRAN

PROPULSION

Commercial engines



Helicopter engines



Military engines

- fighter jet engines
- trainer jet engines
- transport aircraft turboprop engines
- missile jet engines







Rocket engines

- cyrogenic engines for launch vehicles
- solid rocket motors for launchers and missiles
- satellite engines







SAFRAN

PROPULSION

- **Sales**
  - €2,070 million
- **Orders**
  - €3,700 million
- **Order book at June 30, 2005**
  - €12,200 million
- **Employees**
  - 20,600

Sales



Helicopters 15%
Space & Ballistic missiles 11%
Civil Aircraft 57%
Military Aircraft 17%



OEM & misc. 55%
Services 45%

SAFRAN

COMMUNICATIONS

Mobile phones



Printing terminals

professional terminals and systems
consumer fax machines
photo printers





Residential terminals

cordless phones
high definition TV
digital TV decoders
DTTV receivers
broadband terminals





Network equipment

network solutions
radio solutions
meters



SAFRAN

COMMUNICATIONS

- **Sales**
  - €1,111 million
- **Orders**
  - €1,200 million
- **Employees**
  - 8,550

Sales



Mobile phones 44%
Broadband 56%

SAFRAN

EQUIPMENT

Nacelles





Landing systems
- landing gear
- wheels and carbon brakes
control systems and hydraulics
landing/braking monitoring systems



Engineering



Engine equipment
integrated control systems
power transmissions
engine modules
and components



Wiring systems



SAFRAN

EQUIPMENT

- **Sales**
  - €1,187 million
- **Orders**
  - €1,600 million
- **Order book at June 30, 2005**
  - €3,700 million
- **Employees**
  - 14,900



Sales
Other equipment 10%
Aircraft equipment 21%
Landing Systems 43%
Engine equipement, nacelles and thrust reversers 26%



Services 21%
OEM & misc. 79%

SAFRAN

DEFENSE SECURITY

Optronics and Air-Land Systems
infrared observation and surveillance optronics
tomorrow's soldier
tactical UAVs
periscopes and sights
space optics





Security
secure terminals
healthcare program terminals
smart cards
multi-biometric ID systems
access control solutions
identity systems





carte d'assurance maladie
vitale



Navigation and aircraft systems
navigation and guidance systems
military equipment
onboard information systems
autopilots and flight controls
aircraft modernization
mission planning systems
command/control systems





SAFRAN

DEFENSE SECURITY

- **Sales**
  - €575 million
- **Orders**
  - €684 million
- **Order book at June 30, 2005**
  - €1,500 million
- **Employees**
  - 7,200

Sales


Security
27%
Navigation and aircraft systems
38%
Optronics and Air-Land Systems
35%

SAFRAN

FINANCIAL RESULTS

SAFRAN FINANCIAL STATEMENTS AT JUNE 30, 2005

The Snecma/Sagem merger took effect on May 11

Therefore:

- The consolidated financial statements at June 30, 2005 include:
  - 6 months of operations for the former Sagem group and 3 months of operations for the former Snecma group (April 1 to June 30, 2005)
  - Snecma assets and liabilities, not at their book value, but necessarily restated at their fair value according to IFRS 3

SAFRAN

SAFRAN FINANCIAL STATEMENTS AT JUNE 30, 2005

To enable monitoring the Group's financials:

- The merger operation is considered to have occurred on:
  - January 1, 2004

- Pro-forma consolidated financial statements are drawn up for the first six months of 2004 and 2005

- These pro-forma accounts are shown to you in adjusted form, that is, without taking into account the associated revaluations and amortization resulting from the application of IFRS 3

KEY FIGURES*

(millions of euros)	H1 2004	**H1 2005**	Change
▷ **Sales**	4,830	**4,943**	+2.3%[1]
▷ **EBIT**	325	**347**	+6.7%
as % of sales	*6.7%*	***7.0%***	
▷ **Net income, Group share**	192	**209**	+8.8%

(1) + 4.8% with a constant dollar

*** Adjusted pro-forma data**

EBIT* H1 2004 / H1 2005


(millions of euros)
325
(25)
(65)
+32
+80
347
EBIT H1 2004
R&D
Dollar
Volumes
Product mix, productivity and misc.
EBIT H1 2005

* Adjusted pro-forma data

SAFRAN

FINANCIAL GUARANTEES

(millions of US$)	Dec. 31, 2004	**June 30, 2005**	Change
Total commitments	767	**727**	- 40
▷ **Estimated collateral value**	459	**426**	-33
▷ **Net risk on these commitments**	308	**301**	-7
Provisions	244	**262** [1]	+18

(1) Northwest risk fully covered

SAFRAN

SELF-FINANCED R&D*

(millions of euros)	H1 2004	**H1 2005**	Change
▷ **Self-financed R&D**	348	**436**	+88
as % of sales	*7.2%*	***8.8%***	
○ **operating expenses**	263	**288**	+25
○ **capitalized**	85	**148**	+63

*** Adjusted pro-forma data**

SAFRAN

USD HEDGING PORTFOLIO

- **Group's exposure to USD risk during first-half 2005:**
  - Net exposure of US$1,400 million, hedged at 1€ = 1.05 USD

- **Status of hedging portfolio at June 30, 2005:**
  - US$6,000 million (US$5,900 million at December 31, 2004)
  - At average rate for the euro/US$ part of 1€ = 1.05 USD

RESULTS BY BUSINESS*

(millions of euros)	H1 2004	**H1 2005**	Change
PROPULSION:			
◦ Sales	2,083	**2,070**	-0.6% (1)
◦ EBIT	155	**193**	+24.5%
as % of sales	*7.4%*	***9.3%***	
COMMUNICATION:			
◦ Sales	1,134	**1,111**	-2%
◦ EBIT	61	**-13**	-121.3%
as % of sales	*5.4%*	***-1.2%***	
EQUIPMENT:			
◦ Sales	1,086	**1,187**	+9.3% (2)
◦ EBIT	93	**113**	+21.5%
as % of sales	*8.6%*	***9.5%***	
DEFENSE SECURITY:			
◦ Sales	527	**575**	+9.1%
◦ EBIT	46	**38**	-17.4%
as % of sales	*8.7%*	***6.6%***	

(1) +2.9% at constant US$ (2) +13% at constant US$

*** Adjusted pro-forma data**

SAFRAN

STATEMENT OF INCOME*

(millions of euros)	H1 2004[1]	**H1 2005**	Change
Sales	4,830	**4,943**	+2.3%
EBIT	325	**347**	+6.7%
Financial income (loss)	(20)	(37)	
Taxes	(105)	(96)	
Minority interests	(8)	(5)	
Net income – Group share	192	**209**	+8.8%
Net income per share (euros)	0.46	**0.51**	

(1) Except for sales, IAS 32 and 39 were not applied in 2004

* Adjusted pro-forma data

SAFRAN

OPERATING FREE CASH FLOW

(millions of euros)	H1 2005
Cash flow	+374
Impact of change in working capital requirements	-18 (1)
Capital expenditures	-137
Investments in intangible assets	-179
Operating free cash flow	+40 (1)

(1) Including ajustment for discount related to trade receivables at december 31, 2004

* Adjusted pro-forma data

CHANGE IN CASH POSITION

(millions of euros)



Cash position at Jan. 1, 2005*
339
Cash flow
374
Change WCR*
-18
Tang. & intang. investments
-316
Fin. invest.
-54
Dividends
-95
IFRS non-cash adjustments
-103
Acquisition debt
-1,250
Cash position at June 30, 2005
-1,123

*Except discount related to trade receivables

SAFRAN

BALANCE SHEET AT JUNE 30, 2005 *(millions of euros, with IFRS 3)*

ASSETS		LIABILITIES	
Goodwill	1,279	Shareholders' equity	4,821
Intangible assets	3,475	Provisions	721
Tangible assets	1,713	Debt subject to specific conditions	409
		Non-current interest-bearing liabilities	599
Other non-current assets	457	**Other non-current liabilities**	1,476
Fair value of financial instruments	820		
Inventories	3,175	Provisions	969
Customers	3,761	Current interest-bearing liabilities	999
Other current assets excluding cash	347	Suppliers	5,356
Cash & cash equivalents	474	Other current liabilities	151
Total assets	**15,501**	**Total liabilities**	**15,501**

SAFRAN

GEARING

▷ Net financial debt	€1,123 million
▷ Shareholders' equity	€4,821 million
▷ Gearing	23%

OUTLOOK

- Growth in sales
- Sustained operating margin
- Increase in net income

APPENDICES

APPENDIX 1: PUBLISHED PRO-FORMA H1 2005 ACCOUNTS/ ADJUSTED PRO-FORMA H1 2005 ACCOUNTS

(millions of euros)	Pro-forma adjusted*	Adjustment	Pro-forma published**
▷ **Sales**	4,943		4,943
▷ **EBIT**	347	(98)	249
▷ **Financial income (loss)**	(37)		(37)
▷ **Taxes**	(96)	34	(62)
▷ **Minority interests**	(5)		(5)
▷ **Net income – Group share**	209	(64)	145

* Adjusted pro-forma data
** Pro-forma data after IFRS 3

SAFRAN

APPENDIX 2: IFRS 3, BUSINESS COMBINATIONS

Identification and valuation of Snecma's assets and liabilities at their fair value (at April 1, 2005)

Main headings concerned *(millions of euros)*

- Intangible assets: (new programs, brands, etc.):	2,708	
- Inventories (revaluation):	500	
- Financial liabilities (repayable advances, social benefits, etc.):		(61)
- Deferred taxes		1,125

APPENDIX 3: SAVINGS IDENTIFIED AT AUGUST 31, 2005

▷ Objectives: €500 M + €200 M towards 2008

▷ Main levers

Group purchasing and sourcing ☐
- Increase proportion of USD-denominated purchases
- Develop sourcing in emerging countries
- Revise the portfolio of suppliers

Industrial rationalization ☐
- Eliminate duplication (professions, operations, resources)
- Optimize the use of strategic joint ventures and plants
- Support growth by developing production in low-cost and USD zones

Support functions & structural synergies ☐
- Pool support functions
- Improve our Supply Chain

Develop business and partnerships ☐



€186 M
€128 M
€83 M
€117 M

Total: €514 M

▷ Savings identified at september 31, 2005: €514 M

SAFRAN

APPENDIX 4: SYNERGIES

- Savings: Program developing in line with forecasts
- Commercial synergies: Sagem Défense Sécurité wins Moroccan F1 modernization contract in partnership with Thales, by drawing on Snecma's strong presence in Morocco: a very significant example of growth synergies
- Technical synergies: an abundance of initiatives and projects, examples:
  - active participation by Sagem Défense Sécurité in Messier-Bugatti's development of the electric brake for the Boeing 787
  - Sagem Défense Sécurité chosen to supply the SaM146 overspeed protection unit
  - Sagem Défense Sécurité participating in development and production of components for the A380 thrust reverser


SAFRAN
an international technology
leader
SAFRAN

Disclaimer

- These materials contain forward-looking statements. All statements other than statements of historical fact included in this presentation, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements,or industry results, to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors:
  - the cyclical nature of the aviation market;
  - the effects of exceptional and unpredictable events;
  - the impact of changes in competition;
  - fluctuations in exchange rates; and
  - our ability to maintain high levels of technology.

- Forward-looking statements speak only as of the date of this presentation and we expressly disclaim any obligation or undertaking to release any update or revisions to any forward-looking statements in this presentation as a result of any change in our expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

Program

9:00 – 9:30	INTRODUCTION	Jean-Paul BECHAT – *Chairman of the Executive Board of SAFRAN Group*
9.30 - 10.30	AEROSPACE PROPULSION / Q&A	Jean-Paul HERTEMAN – *Executive Vice President, Aerospace Propulsion Branch*
10.30 - 11.00	BREAK	
11.00 - 12.00	AIRCRAFT EQUIPMENT / Q&A	Dominique HEDON – *Executive Vice President, Aircraft Equipment Branch*
12.00 - 13.00	DEFENSE SECURITY / Q&A	Jacques PACCARD – *Executive Vice President, Defense Security Branch*
13.00 - 14.30	LUNCH	
14.30 - 15.30	COMMUNICATIONS / Q&A	Grégoire OLIVIER – *Member of the Executive Board – Executive Vice President, Communications Branch*
15.30 - 16.00	SNECMA-SAGEM MERGER SYNERGIES SAFRAN'S OVERALL SAVINGS PLAN / Q&A	Yves IMBERT – *Member of the Executive Board – Senior Executive Vice President, Strategy and Development*
16.00 - 16.30	FINANCE / Q&A	Noël GAUTHIER – *Executive Vice President, Economic and Financial Affairs*
16.30 - 17.00	CONCLUSION / Q&A	Jean-Paul BECHAT – *Chairman of the Executive Board of SAFRAN Group*

Group Profile

An international technology leader

- A world leader operating in four business sectors:
  - Aerospace propulsion
  - Aircraft equipment
  - Defense Security
  - Communications
- 2004 sales exceeding 10 billion euros
- Order book at June 30, 2005: €17.4 billion
- 56,500 employees, including 15,600 outside France in more than 30 countries worldwide

SAGEM – SNECMA merger

Timetable

January 18, 2005 — **Opening of the offer**
Main share exchange offer along with a secondary share purchase offer

February 23, 2005 — **Close of the offer**

March 7, 2005 — **Results**
The number of Snecma shares concerned represent more than 83% of the capital, and 94.4% of the shares that could be tendered to Sagem's offer

March 17, 2005 — **New members of the Supervisory and Executive Boards are appointed**

May 10-11, 2005 — **Shareholders' meetings approve the merger**

SAFRAN: name chosen for the new Group

May 13, 2005 — **SAFRAN share is listed for the first time on the EuroNex Eurolist market**

SAGEM – SNECMA merger

Benefits of the merger

Creation of a global technology leader

Operating in the aerospace, defense, security and telecom sectors

Extensive complementary capabilities

Capitalizing on the technological and commercial assets of the two groups, as well as the growing importance of electronics in aircraft

Even denser global presence

A more diversified group

Expanding the business portfolio
Technological cross-fertilization

SAFRAN's capital structure



Treasury shares 2.0%
Areva 7.4%
Employees 19.1%
Public 40.2%
State 31.3%

SAFRAN Group branches and companies

Aerospace Propulsion

- Snecma
- Snecma Services
- Turbomeca
- Microturbo
- Snecma Propulsion Solide
- Techspace Aero

Aircraft Equipment

- Aircelle
- Labinal
- Hispano-Suiza
- Teuchos
- Messier-Dowty
- Messier-Bugatti
- Messier Services

Communications

- Sagem Communication
  - Broadband
  - Mobile

Defense and Security

- Sagem Défense Sécurité
  - Navigation and Aircraft Systems
    - Sagem Avionics
  - Optronics and Air-Land Systems
    - Vectronix
  - Security
    - Sagem Monetel
    - Sagem Morpho

(Main companies)

2004 sales: €10.4 billion (2004 standards)
€10.1 billion (IFRS)

Sales by branch


Aerospace propulsion 43%
A/C equipment 22%
Communications 23%
Defense & Security 12%

Sales by region


Rest of the world 10%
Europe* 61%
Asia 9%
USA 20%

Civil/Military sales shares


Military 20 %
Civil 80 %

* Re-exported in large part by prime contractor customers

SAFRAN

SAFRAN's position in European industry


2004 sales, €M
EADS
31,800
BAe Systems
19,900
SAFRAN
10,400
Thales
10,300
Finmeccanica
9,000
Rolls-Royce
8,750
GKN Group
6,550
Smiths Industries
4,150

SAFRAN

Self-financed R&D /2004 sales ratio for major corporations in France


30%
25%
20%
15%
10%
5%
0%
29.5%
17.5%
13%
9%
7%
6%
6%
5%
5%
5%
4.5%
4%
3.5%
3%
Sanofi Aventis
STMicroelectronics
Alcatel
SAFRAN
EADS
Valeo
Areva
Schneider Electric
PSA
Renault
Michelin
Thales
L'Oreal
Alstom

Leadership positions

Global

- **No. 1 worldwide**
  - engines for mainline jets (50/50 partnership with General Electric)
  - civil and military helicopter engines
  - landing gear
  - digital fingerprint biometrics
  - space optics
- **No. 2 worldwide**
  - liquid and solid rocket propulsion systems
- **Top two worldwide**
  - aircraft engine nacelles
  - carbon brakes for mainline jets (over 100 seats)
- **A world leader**
  - helicopter flight controls
  - aircraft wiring

French/European

- **No. 1 Europe**
  - inertial navigation
  - optronic systems
  - tactical UAVs
- **No. 2 Europe**
  - mobile phones
- **European leader**
  - defense and security electronics
- **No. 1 France**
  - ADSL (broadband)

SAFRAN worldwide

Operations in over 30 countries



RUSSIA
CANADA
EUROPE
UNITED STATES
JAPAN
MEXICO
VIETNAM
COLOMBIA
BRAZIL
INDIA
MOROCCO
CHINA
URUGUAY
TUNISIA
SINGAPORE
SOUTH AFRICA
AUSTRALIA
UNITED ARAB EMIRATES
Industrial site
Design office
Sales office

SAFRAN worldwide

Service businesses


Canada
United-States
Mexico
Brazil
Uruguay
Argentina
Europe
Morocco
South Africa
India
China
Japan
Singapore
Australia

AEROSPACE PROPULSION BRANCH

Jean-Paul HERTEMAN

SAFRAN

Aerospace Propulsion Branch

- 2004 sales: **€4.5 bn** (consolidated)
- **18,000** employees, including **4,300** engineers

	Sales	
Snecma	€2.9 bn	**Commercial and military aircraft engines; liquid rocket engines**
Snecma Services	€0.5 bn	**Snecma engines MRO**
Turbomeca	€0.7 bn	**Helicopter turbine engines**
Techspace Aero	€0.3 bn	**Engine subsytems**
Snecma Propulsion Solide	€0.2 bn	**Solid rocket motors; composite materials**
Microturbo	€0.1 bn	**Small turbine engines**

Aerospace Propulsion Branch

50% share in worldwide best seller: CFM56


A320
A320

Engine manufacturer for Ariane and strategic missiles



World's leading helicopter engine manufacturer



Europe's second leading military aircraft engine maker



SAFRAN

The aerospace propulsion industry

Sales (2004)

Millions of euros (average exchange rates, 2004)



10,000
8,000
6,000
4,000
2,000
0
GE
RR
PW
SAFRAN
MTU
Honeywell
Avio
Civil
Military
Combined

An engineering industry with very high entry barriers

Engine weight per 100 hp


A318
1.5 kg
3.6 kg
21 kg
100 kg
200 kg

SAFRAN

Propulsion branch overview

2004 breakdown


Misc.
Space Propulsion
Commercial Engines
Helicopter Engines & services
Military engines & services
Commercial engine spares & services

SAFRAN

Robust through difficult times



Revenue
(B€)
5,000
4,500
4,000
3,500
9/11
Iraq,
Sras
$ drop
Op Profit
(% of Sales)
12%
10%
8%
6%
4%
2%
0%
2000
2001
2002
2003
2004
2005

SAFRAN

Propulsion branch R&D expenditures

- First-half 2005
  - 15% of sales; self-funded, 8% of sales (same as average for 2002-04)
- Second-half 2005
  - First tests of three new centerline engines: TP400, Ardiden, SaM146

Heavy investment…
building three new product lines for 40+ years

Commercial Aviation Business Model

Engine lifecycle revenue


Spares & services (X7)
Installed engines
Gen X (5%)
Leap 56
SaM 146
GP 7000 (17.5%)
Tech. Matur.
Design & Test
GE 90 (23%)
CFM 56
CF 6
40+ Years
Growth Service revenue 16%
Growth Service revenue 10%

SAFRAN

Competitiveness factors

- Largest installed base in the world,
  with control over associated services
- Value differentiation for customers,
  and unique opportunities for technological synergies
- Dynamic corporate culture as proven by results,
  honed through the long-standing CFM partnership
- Ability to grow internationally,
  and seize new opportunities

Invest in technology… grow the installed base

Aircraft engines in commercial service



20,000
15,000
10,000
5,000
0
CFM
CFM
CFM
1995
2005
2015 (forecast)
CFM
GE
PW
RR
IAE

Sources : Snecma
& GE transportation

Fleet in service growing despite cyclical market



Engine installed base
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Engine deliveries
1,200
1,000
800
600
400
200
0
Forecast
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Low cost carriers continue robust growth

- Positive for CFM
- Reliability favors CFM
- 30% higher utilization
- Service opportunity

Global LCC traffic share growth



ASM billions
4,000
3,000
2,000
1,000
0
RJ
LCC
Major
9%
13%
78%
12%
20%
68%
20%
30%
50%
95
00
05
10
15

Source : GE transportation

Tomorrow's markets


Regional Jets
Short & medium range (single aisle)
Long range (wide bodies)
2,500
7,000
8,500
16,700
2,500
7,100
2005
2025
0
5,000
10,000
15,000

RJ + short and medium range: 60 million departures in 2025

Long range: 5 million departures in 2025

Source: Snecma

"Wherever you need us, we're close to you"


Engine MRO
LRU support
Flight test support
On-site maintenance
Engineering support
Customer support
Parts repair
Training
Engine leasing
Tools
Technical documentation
Spare parts distribution

34% CFM56 fleet under long-term service agreements GE + Snecma

95% OEM controlled spares parts

Competitiveness factors

- Largest installed base in the world,
  with control over associated services

- Value differentiation for customers,
  and unique opportunities for technological synergies

- Dynamic corporate culture as proven by results,
  honed through the long-standing CFM partnership

- Ability to grow internationally,
  and seize new opportunities

CFM56: setting the industry standard


Airbus A318, A319, A320 and A321
Boeing 737-600, -700, -800 and -900 (Next Generation)
Airbus A340
Boeing 737-300, -400 and -500 (Classic)
Boeing KC-135R, C-135FR, E3, KE-3 and E-6
Boeing 737 MMA
CFM56
CFMI : 50% Snecma – 50% GE

- More than 300 million flight-hours
- Over 15,200 engines in service
- Over 430 customers around the world
- Reliability and maintainability that set the industry standard
- Continuous improvement (Tech Insertion 2006-2007)

Customer advantages for a distinctive difference

Reliability and available power



- Engines for 23 different helicopter types : Eurocopter, Sikorsky, Agusta Westland, HAL, Kamov
  - 12,000 turbine engines in service
  - 2,000 operators

Carefree handling throughout the flight envelope



- Mirage F1, Mirage 2000, Rafale, etc
  - Deployed by 40 armed forces

SAFRAN

Competitiveness factors

- Largest installed base in the world,
  with control over associated services

- Value differentiation for customers,
  and unique opportunities for technological synergies

- Dynamic corporate culture as proven by results,
  honed through the long-standing CFM partnership

- Ability to grow internationally,
  and seize new opportunities

Make or Buy…

Increasing focus on production of core/high-tech/value-added components


100%
80%
60%
40%
20%
0%
2004
2005
2006 (forecast)
Make
Buy

- Not including our RRSPs
- All types of aircraft engines

SAFRAN

Going further with globalization

Growing $-denominated production based


100%
80%
60%
40%
20%
0%
2003
2005
2008 (estimated)
in other currencies
RRSP's in $
in $

SAFRAN

Procurement & Local Manufacturing in Emerging Countries

Base 100 = 2003



Existing Sources
Existing Plants or JV
New Projects
Procurement
Local Manufacture
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

CFM56 production cycle (number of weeks)



104
54
26
16
Beginning of program
1995
2000
2005

Competitiveness factors

- Largest installed base in the world,
  with control over associated services

- Value differentiation for customers,
  and unique opportunities for technological synergies

- Dynamic corporate culture as proven by results,
  honed through the long-standing CFM partnership

- **Ability to grow internationally,**
  and seize new opportunities

2005 milestones

- Sales record: about 1,500 CFM56 engines expected to be sold in 2005, twice the average for 2000-04
- Aviation utilization is up... strong spares sales: CFM +17% ($ to $)
- GE/Snecma officially announced joint preparation of CFM56 successor towards 2012 (LEAP56 program)
- Development of long-term exclusive service agreements (Air China)
- First "pan-European" military engine (TP400) on track, first ground run October 2005
- Four successful Ariane 5 launches as of Nov. 16th, including 2 ECA versions (10 ton payload)
- RRJ/SaM146 Launch order from Aeroflot

AIRCRAFT EQUIPMENT BRANCH

Dominique HEDON

Aircraft Equipment Branch

2004

- Sales: ***€2,300 million****

18,000 employees

- France: ***9,800***
- International(1): ***8,200***

Strategy

- ***Top tier in our key businesses:***
  - ***System integrators to OEMs***
  - ***First level players***
- ***Positioned for growth***
  - ***Innovation and technology***
  - ***Cross-business synergies***
  - ***Strong positions in key programs***

* After elimination of inter-branch sales
(1) Mexico, China, UK, Morocco, Poland, Canada, USA, Singapore

Aircraft Equipment

Our main businesses


Engineering & misc.
12%
Nacelles
20%
Wiring
13%
Engine equipment, control systems
13%
Brakes & control systems
14%
Landing gear
28%

SAFRAN

Competitive Situation







- Face to face with Goodrich on 2/3 of total business

- Prime integrators on 80% of total business



Landing and braking systems



A 400M

Complete landing system

Messier-Dowty

Landing gear



Messier-Bugatti



Control systems

Carbon brakes



Wheels & brakes

Messier-Services

MRO



Messier-Dowty - Landing Gears

Messier-Dowty

- 2004 sales: ***€570 million***
  - **France – UK – Canada**
  - **Large a/c programs:**
    - **A320-A330/A340**
    - **A340/600**
    - **B787**

Messier Services

- 2004 sales: ***€150 million***
  - **France – UK – Canada – Singapore**
  - **New plant : Queretaro (Mexico)**

China manufacturing / Suzhou extension



(Same plant for SNECMA/Messier-Dowty – 2007)

Landing gears - Technology



- Composite structural parts:
  - Messier-Dowty design and program management
  - Snecma-developped technology (RTM)
  - Manufacturing: Aircelle center of excellence

Group technologies are differentiators

SAFRAN

Landing gears - Technology



Differentiators:
Weight – Cost of ownership

- **New materials = less weight**
  - Titanium structural parts
  - Composite structural parts (RTM – derived from Snecma technology)
- **New treatments = more Time on Wing**
  - No cadnium & Nickel: environment friendly
  - Extended maintenance periods

Group technology + Design capability = Performance

Messier-Bugatti - Braking and systems

- 2004 sales: ***€400 million***


Carbon wheels
& Brakes
60%
20%
20%
Braking
& Steering Systems
Hydraulics
& misc.

- **Business model: 2/3 replacement**
  - **Wheels & Brakes: Installed base and cost per landing contracts**
- **Differentiators:**
  - **Technology (material)**
  - **Cost of ownership**
- **Carbon production:**
  - **Villeurbanne (Fr) – Walton (KY, USA)**

Stable business model

Carbon Wheels & Brakes - key technologies



Group technology

Brand new technology

- **Sepcarb III ^{OR} disk material**
  Originally developed by Snecma Propulsion Solide
- **Electric brake**
  Strong synergies: Sagem / Messier-Bugatti

Group technologies

Carbon Wheels & Brakes

Programs wins

B 787


BOEING

- + C17 – KC135…

Installed base (Carbon brakes)


2,200
2,200
1,040
530
100+ seat a/c installed fleets end 2004
MB GDR HON ABS + DLP

Technology driven leadership

Aircelle - Nacelles



2004 sales: *€520 million*

- **Nacelle System integrator:**
  - **A340 500/600**
  - **A380**

Major system integrator from business jets to the A380



Air inlet



Thrust reverser



Afterbody Nozzle



EBU / Podding

Nacelles - Technologies


A380
A380

More electric	▷ **ETRAS**
Weight reduction	▷ **Composites (extensive use)**
Noise reduction	▷ **2-degrees of freedom treatment**
	▷ **Ti-Honeycomb exhaust**

Aircelle Group's center for composites technology

Nacelles: A380





Estimated A380 nacelles sales
400
300
200
100
0
2006
2007
2008
2009

Growth of Aircelle's global sales to €900 M +

Hispano-Suiza

- 2004 sales: ***€340 million***

CFM56 gearbox
800+ per year



Power transmissions

Engine equipment integrator for Snecma:
M88 – SM146

FADEC
Full authority Digital Engine Controls



Control
(engine – thrust reversers)

SAFRAN

Hispano-Suiza: ETRAS Technology

A380 ETRAS®	First electrical control system in the 30 kW class for commercial jetliners



Brand new technology

- Hydraulic systems simplification
- Maintainability
- Safety

A key technology for next-generation aircraft and engines

Labinal - Aircraft Wiring

- 2004 sales: ***€376 million***


Airbus
43%
Boeing
24%
Dassault
10%
Other
13%



- **Balanced customer base**
- **Largest a/c wiring provider**
- **Full service company**

International presence:
France, USA, Mexico, Morocco

SAFRAN

Labinal - Aircraft Wiring



B 787
A 380

Expected 2004-2008 growth



2-digit growth
2004
2005
2006
2007
2008

- **Comprehensive services:**
  - *Design, production, configuration control*
- **Partnership with aircraft-maker**
- **Close to customers:**
  - *International presence*
- **Weight-saving technologies:**
  - *Aluminium wire*
  - *Overbraiding*

SAFRAN

Teuchos: Engineering

- 2004 sales: ***€60 million***
- ***1,015*** employees


Automobile
21.6%
Other
2.6%
SAFRAN
26.7%
Excluding SAFRAN
49.6%
Aerospace
76.3%

Teuchos role

- **Engineering**
  - **Aerospace (75%) – Automotive (25%)**
- **Engineering competency development**
- **Group's coordinator of international engineering developments**

Shared engineering capacity for the Group

Growth driving investment

- **Program investments:**
  - A380: **Nacelles – Wiring- Nose Landing gear – Equipments**
  - Boeing + Raytheon: **Wiring**
  - A400M: **Landing system – Engine equipment- Wheels & Brakes**
  - B787: **Landing gear – Wiring – Wheels & Brakes**
  - Boeing C17- KC135: **Wheels & Brakes**
  - A350: **TBD…**

Expected sales = 20% sales (2008)

Aircraft Equipment Branch: Ready for growth

1996-2002
- *Labinal acquisition*
- *Hurel-Dubois acquisition*
- *A340/500-600 Nacelles*
- *Aircelle integration 100%*

2000-2005
- *Airbus A380*
- *Boeing + Raytheon wiring*
- *Airbus A400M*
- *B787*
- *Boeing C17 / KC135*
- *A350*

2004-2007
- *2-digit growth*



Branch's sales
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

SAFRAN

Conclusions

Top tier in our key businesses	X
System integrators to OEMs	X
Leading players	X
Positioned for growth	X
Innovation and technology	X
Group synergies and technologies	X
Strong positions on key programs	X

DEFENSE SECURITY BRANCH

Jacques PACCARD

Defense Security Branch

Three Divisions in charge of markets, technologies and subsidiaries

- 2004 Sales: *€1,161 M*
- Workforce: *7,000* (50% Engineers & Tech)



Sagem Défense Sécurité
Navigation & Aircraft Systems
Sagem Avionics Inc
Sagem Avionics GmBh
Sagem Electronique
Optronics and Air-Land Systems
Vectronix
40%
Sofradir
Security
Sagem Monetel
Sagem Morpho Inc
Sagem ORGA
Wuhan TianYU

Navigation and Aircraft Systems

Defense



Comercial aviation



Inertial navigation



Optronics and Air-Land Systems

UAV - Dismounted Soldier



IR Cameras & Sights



Optics-Optronics



Security

Government Solutions


PASSPORT

Secure Terminals



Biometry-Cryptology



SAFRAN

Markets

Defense

- Guided weapons and integration on combat aircraft
- Modernization programs

Civil aviation

- Actuators
- No. 1 in helicopter autopilots
- Onboard information systems

Inertial navigation

- No. 2 worldwide in inertial navigation and gyro systems

UAV - Dismounted Soldier



- Only European maker of operational UAVs
- European leader in systems for "future dismounted soldiers"

IR Cameras & Sights

- No. 2 worldwide in multispectral optronic sights

Optics-Optronics

- World leader in portable sighting systems
- No. 1 worldwide in space optics

Government Solutions

- No. 1 worldwide in biometric ID cards
- No. 1 worldwide in AFIS

Secure Terminals

- French leader in payment terminals
- French leader in flow control (people, vehicles)

Biometry-Cryptology

- World leader in biometry (fingerprints, iris, face)
- Trusted partner in cryptology (PKI)

Defense Security: competitive position

Competitiveness factors

- **Development process:**
  from technology → component/subassembly → system
- **Major technology breakthroughs:**
  - Vibrating gyro, static seeker, optronic helmet-mounted display, biometry, Automatic Licence Played Identification
- **Timely identification of growth markets:**
  - UAVs, aircraft modernization, security, etc.
- **Technological expertise achieved by operating units**
  → pertinent solutions, shorter time to market
- **Widespread use of "dual" technologies:**
  - Dismounted soldier and communications, Internet and NSS (network system server) technologies

Defense Security branch's role on the A380


Sensors and actuators
Centralized Data
Acquisition Module CDAM
Secured Communication
Interface SCI
Network Server System NSS
- Cockpit
- Airlines
- Avionics
Data Loader Control System
DLCS
A380

SAFRAN

ASTRAC: combat aircraft upgrade JV
Enhancing European capabilities

New
Avionics
Radar
Equipment
Guided
precision
weapons



Overhaul
airframe
engines

ASTRAC: a joint venture of Sagem and Thales to provide combat aircraft retrofits
Meeting market demand: several hundred aircraft to be modernized

UAV: SPERWER











SAFRAN

SPERWER: deployed in 6 countries


Europe's best-selling tactical UAV
SWEDEN
NORWAY
POLAND
BELARUS
UKRAINE
FRANCE
AUSTRIA
HUNGARY
ROMANIA
BULGARIA
PORTUGAL

SAFRAN

Dismounted Soldier



Helmet system
Day/night combat
Enhanced protection
Air-land
Battle Group
Network-centric fighter
Optronics
Broadband radio
Energy management
Mobile communications

Integration in a network-centric system: Sensor to shooter


UAV
GDT
GCS

Security: technological expertise

Multibiometrics



Encryption



1101 01111000010010101010.....

Secure OS and smart card



The Security business

- PRODUCTS
  - Sensors and software
  - Secure terminals
  - Smart cards and OS




carte d'assurance maladie
vitale



- SOLUTIONS
  - AFIS
  - Access control
  - Automatic sanctions
  - Multibiometrics


Law enforcement
systems

SAFRAN

The Security business

- SERVICES
  - Identity
  - PKI
  - Secure emails
  - Videosurveillance and automated processing
  - Airport security

SAGEM AFIS SOLUTION FOR AIRPORT SECURITY


Seat # 13C
WANTED
AFIS
= HIT
NO HIT =
OK =
NOT OK

SAFRAN

Defense and Security Branch

- **Four business sectors:**
  - Aerospace and Defense:
    precision guided weapons and integration on aircraft
  - Network-centric combat:
    Dismounted Soldier and UAVs
  - Security:
    biometrics and flow control
  - Smart cards

Double-digit growth in coming years

COMMUNICATIONS BRANCH

Grégoire OLIVIER

Communications branch – Key figures

- Sales: 2004 = €2,408.6 million
  2005 (9 months) = €1,648 million (-3.2%)
  (including €167 million for the cable business)
- 8,500 employees at Oct. 1, 2005 (including 960 for the cable business)
- Operating in 20 countries
- Two key growth segments:
  - Broadband communication
  - Mobile communication


2005 sales*
Mobile 49%
Broadband 51%

*(H1, excluding cables)

Communications branch strategy

- Sagem Communication partners operators to generate new uses (new terminals), unlocking new revenue opportunities
- In the Mobile Phone market, Sagem Communication delivers the latest technologies to its operator customers (EDGE, 3G, DVB-H, Wi-Fi, etc.) to develop terminals that will generate greater ARPU
- In the Broadband market, Sagem Communication, the European leader in broadband access, is developing a range of residential gateways dedicated to individual operators, as well as a range of home and business application terminals
- Sagem Communication brings its customers all the benefits of R&D structure, geared to flexibility and local feedback along with the competitiveness inherent to international production

BROADBAND COMMUNICATION

Broadband Communication

- *Internet access*
- *Voice, VoIP, SMS, MMS, etc.*
- *TV, Video on Demand*
- *Videophones*
- *Games terminals*
- *Media Adapter*



Ethernet
WiFi 802.11g
RJ 11
DECT ou BT
PLT*
STB
Media Adapter
Residential gateway
Networks
ADSL 2+
DECT / Bluetooth

*Powerline transmission

SAFRAN

Broadband terminals and Triple Play

- Europe's No. 2 supplier of ADSL terminals (23% market share)
- No. 1 in France (65% market share)


Sales volumes ('000)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
(Triple Play) residential gateways

SAFRAN

New-generation gateways for service convergence



ADSL2+
20 Mbit/s
IP weather station
WiFi camera
Telesurveillance
PC
Household automation
Wi Fi
IP tablet
Wireless audio-video adapter
Communication
Leisure
Visio
VoIP
VoPSTN
Videophones
DECT
WiFi
Network directory
Games
Internet radio
Photo
Set-top boxes
TVoDSL
TV

SAFRAN

Broadband terminals and Triple Play
New products 2006

	2006			
	Q1	Q2	Q3	Q4

Modems


Fast 800 (ADSL2)


Fast 2460 (VDSL2)


Fast 2400 (ADSL2 + 802.11g > VDSL2 + 802.11n)

Residential gateways


Fast 3302 (Dect > UMA)


Fast 3462 (ADSL2+ / VDSL2)


Fast 3412 (Wimax)

Powerline Carrier


FastPlug TV (85Mb > AV)

SAFRAN

Digital TV set-top boxes

- No. 1 in Europe for DTTV* and IP set-top boxes *(Source: GFK)*
- No. 1 in Europe for PVR over DTTV* and IP *(Source: GFK)*
- World first: delivery of first single-chip MPEG4 decoder in November


Sales volumes ('000)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
Personal Video Recorder

* Digital Terrestrial TV

SAFRAN

Digital TV set-top boxes

New products for 2006

	2006			
	Q1	Q2	Q3	Q4
MPEG4				
SD IP				
HD (TNT>Sat>IP)				
PVR (Personal Video Recorder)				
Basique				
DVD burner				
HD (IP>Sat>TNT)				
Triple Play				
PVR + Cable				

SAFRAN

Digital Television

- Entire range is HD* ready
- Entire range has integrated DTTV
- PVR integrated on some models


Sales volumes ('000)
30
25
20
15
10
5
0
2003
2004
2005

*High Definition

Digital TV - 2006 Strategy

- Become a European leader in HDTV with a complete range of advanced and innovative functions
  - Seek a JV/partnership with manufacturer in Asia
  - Develop an integrated offering of digital TVs for operators
  - Bolster the all-digital SAGEM AXIUM™ range by integrating DTTV set-top boxes, digital PVRs, photo card readers, USB ports, WIFI / Bluetooth connectivity, etc.

Residential Telephony

- Dect market now mature
  (operators turning to Chinese producers)
- Product portfolio and offering redirected towards IP telephones in 2005



Sales volumes ('000)
1,600
1,400
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005

SAFRAN

Residential Terminals
New products for 2006

	2006			
	Q1	Q2	Q3	Q4
WIFI/V2IP products				
 Wifi VoIP center				
 Wifi VoIP handset				
 Wifi multimedia phones				
Voice over IP products				
 Ethernet VoIP Phone				
 VoIP Wide Band Phones				
 USB VoIP phone				
DECT PSTN				
 D15 and D65 color DECT				

SAFRAN

Print Terminals

- European fax leader
- World leader in thermal transfer printing
- Growth in sales of professional printing services



Sales volumes ('000)
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
Professional terminals

Print Terminals - Strategy

- **Consumer faxes:**
  - **Phonefax thermal transfer**
    - become world leader in TT
    - penetrate Chinese market (JV).

- **Professional terminals and systems:**
  - **Presence**
    - develop indirect sales networks tailored to volume sales of new multifunction laser families now under development
    - increase international presence and market share.
  - **Development objectives**
    - expand the range, notably by adding color
    - refocus investments in conventional faxes on multifunction terminals.

Digital Photo Printers

- Market posting very strong growth
- Market growth of 1 million terminals expected in Europe for 2006

Sales volumes ('000)



45
40
35
30
25
20
15
10
5
0
2004
2005

Photo Printing
New products for 2006

	2006			
	Q1	Q2	Q3	Q4

Photo printers



- Photo Easy 110
- Photo Easy 155 / 160
- Photo Easy 255 / 260
- Photo Easy 270
- Photo Easy 370

Photo Kiosk



- Free-standing
- Counter

SAFRAN

Network Equipment - International Presence


France
Spain
Germany
Poland
Hungary
R&D Joint Venture
Mexico
Morrocco
Mauritania
Burkina
Senegal
Tunisia
Mali
Côte d'Ivoire
Togo
Kenya
Cameroon
Mauritius
Madagascar
Zimbabwe
China
Hong Kong
Australia
El Salvador
Dominican Republic
Brazil
Colombia
Subsidiary
Local office
R&D

SAFRAN

Network Equipment - Strategy

- **Expand our presence as a supplier of fixed and wireless network access solutions for voice, data and video services:**
  - **VDSL+2 access**
    - Become a European leader in VDSL2+ access (CPE)
    - Development via the JV with HARBOUR Network of China
  - **WIMAX terminals**
  - **Terrestrial (microwave) range**

- **Convergence:**
  - **Become a world leader in the market for access products/convergence terminals (TRA Cordless* – RGW Wimax – 2G relays, etc.).**

* "Terminal de raccordement d'abonné"

MOBILE COMMUNICATION

Number of mobile phones sold (excluding modules)

Sales of mobile phones

(in millions, excluding modules)



20
15
10
5
0
+0%
+71.4%
+76.2%
+28.4%
2001
2002
2003
2004
2005(e)

SAFRAN

Growth of operator customer base: 2001-2005


Europe : 52
Asia : 15
Latin
America : 16
Africa +
Middle East : 33
2001 : 40
2002 : 62
2003 : 89
2004 : 104
2005 : 116

SAFRAN

A growing mobile phone range

New models' number launched each year



3
8
12
20
2
Sliders
6
Clam
20
12
Bar
2001
2002
2003
2004
2005

SAFRAN

Strategic positioning




- Sales in Europe – Operator partnerships:
  - Specific products: Vodafone Simply, etc.
  - Dedicated functions: Orange Talk Now, i-mode, etc.
  - Extension to include subsidiaries of European operators in international markets

- Worldwide sales (excluding countries with a subsidiary of a European operator) – Commercial and industrial partnerships:
  - China:
    - sold under the Bird brand name
  - Brazil:
    - sold under the Gradiente brand name
  - India, Russia, Turkey:
    - potential partnerships being identified

International market shares (first 9 months)



Western Europe (No.6)
2004 2005
5.1% 6% (+ 0.9 pts)
Eastern Europe / Middle East / Africa (No.6)
2004 2005
3.9% 4.2% (+ 0.3 pts)
Latin America
2004 2005
2.6% 2.8% (+0.2pt)
Bird in Asia/Pacific :
2004 2005
3.8% 3.7% (- 0.1 pts)
Worldwide (No.7)
2004 2005
2.0% 2.1% (+ 0.1 pts)
Worldwide sales 2005 (est.)
820 million units

Sources: SAGEM and Gartner -
Base: sales of mobile phones for first 9 months of 2004 and 2005

Global presence - 2005



Cergy (France - Paris)
Fougères (France)
Montauban (France)
Manaus (Brazil)
Ningbo (China)
Ningbo (China)
R&D center
Customer Service Center
Production Unit

Action plan

- **Action plan implemented at end of first-half 2005:**
  - development of mid- and top-end products
  - strengthened relations with European operators
  - reinforced strategic link with Chinese manufacturer Bird to achieve greater economies of scale

Partnership SAGEM COMMUNICATION - BIRD

- Ningbo BIRD, mobile phone manufacturer based in Ningbo, China, Zheijiang Province

- 2004 key figures:
  - Sales: €1,025 M
  - Market share in China about 8%
  - Over 10 million units delivered per year

SAGEM COMMUNICATION and NINGBO BIRD

- *1999:*
  - Sagem Communication and Ningbo Bird kick off their collaboration, based on the development of products for Bird using Sagem technology
- *2002:*
  - Partnership enters a new phase as the companies set up a Joint Venture (50/50): Ningbo Bird Sagem Electronics Corporation Ltd. (NBBSE), producer of mobile phones. NBBSE now has 2,030 employees
- *2003/2004:*
  - Bird dominates the Chinese market (leadership position, ahead of Chinese and international manufacturers)
- *Q1 2005:*
  - Bird still the leading Chinese manufacturer, but now in fourth place overall in the market

Strategic strengthening of ties with Bird

- MoU signed on July 4, 2005 to:
  - Develop joint purchasing with Bird
  - Set up a joint Sagem Communication/Bird R&D center in Ningbo
  - Integrated Sagem Communication and Bird sales and marketing organizations, per major world regions

MoU application: Purchasing

- Director of Purchasing coming from Sagem Communication
- Mission to identify Chinese suppliers
- Savings objectives:
  - reduce NRE* by reducing the number of suppliers
  - reduce purchasing costs through volume purchases
  - A target of 10% of savings on common purchases

* Non Recuring Expenses

MoU application: R&D

- Inauguration and signature of JV contract on November 30, 2005: Ningbo SAGEM BIRD R&D
- Missions:
  - Oversee the development of the top-quality products required by Bird and Sagem Communication, working closely with French R&D, which retains responsibility for technology and methodology
  - Help select joint technological platforms in conjunction with French R&D
- Workforce objectives:
  - 2006 400
  - 2007 600
  - 2008 1,000

SAFRAN

MoU application: Sales and Marketing

- Bird Marketing Director at Ningbo coming from Sagem Communication
- Sagem Communication sells all mobile phones worldwide, except in China
- Bird sells all mobiles in China
- Harmonization of technical platforms, adaptation of product lines (design, functions, etc.)
- Addition of a new CDMA-based product line, derived from a development by Bird

MoU application: Exchange of Skills

- COO (Chief Operating Officer) for Bird coming from Sagem Communication
- Future appointment of a Director of Quality (to come from Sagem Communication)
- Target: continuous reinforcement of the partnership

Development of mid-and high-end products

Products launched in H2 2005

myC5-2v



Clamshell with compact camera, no antenna

my301X



Extra flat, Bluetooth

myW-7



3G multimedia, video phone

Development of mid-and high-end products

Mobile phones to be introduced in H1 2006

- D2005 — Extra-flat with camera
- ME2006 — Extra flat EDGE, music and video
- DC2006 — Clamshell with megapixel camera
- MCU2006 — EDGE and UMTS, multimedia

Conclusion: Catalyzers of fixed-mobile convergence

- Customers
  - Competitive rates for VoIP calls
  - Unified, shared directory
  - New intuitive, adapted services
  - Optimized coverage at home and roaming



Forecast of total VoIP users worldwide
Million users
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

- Operators
  - Increase ARPU by diversifying services: music downloads, video streaming, multimedia messages, etc.
  - Ensure customer loyalty by offering services anywhere, anytime
  - Services demand more and more bandwidth, but the spectrum is limited: fixed/mobile convergence is imperative

Convergence is becoming a strategic necessity for operators, as shown by: NeXt program at FT, merger of TIM and Telecom Italia, link-up of NTL and Virgin, etc.

Networks evolving towards quadruple play…

- Access networks have the capacity needed to offer multiple services.
- The layers of IP transport are becoming transparent to content exchanged
- New technologies guarantee service ubiquity (IMS, SIP, UMA, Wifi, Bluetooth Long Range, WiMax, etc.)



TELEPHONY
NETWORKING
VIDEO / TV
Cellular
Edge / 3G
PSTN ISDN
Internet DSL
LAN
Triple play
Quadruple play

... as terminals also evolve


TELEPHONY
NETWORKING
VIDEO / TV
Cellular
PSTN ISDN
Internet DSL
LAN
Edge / 3G
Triple play
Quadruple play

Sagem Communication, a pivotal player in fixed-mobile convergence

SAFRAN

SNECMA-SAGEM MERGER SYNERGIES

SAFRAN'S OVERALL SAVINGS PLAN

Yves IMBERT

MAJOR INDUSTRIAL OBJECTIVES OF THE SNECMA-SAGEM MERGER

1. **For Snecma**

   - ❑ Cope with the increasing use of electronics in its aerospace products, to remain a top-tier partner to aircraft manufacturers by continuing to deliver subsystems that satisfy their changing technology requirements.

     Covering both a long-term vision (the "all electric" aircraft) and specific short and medium-term applications.

   - ❑ Bolster presence in the Defense sector and penetrate the promising Security market.

2. **For Sagem**

   - ❑ Apply its leading-edge electronics expertise to a new business sector, with products having a long life cycle.
   - ❑ Capitalize on the skills of a proven aeronautical engineering company for its defense products.
   - ❑ Expand its worldwide sales presence.

3. **For Snecma and Sagem**

   - ❑ Capitalize on economies of scale.

SNECMA-SAGEM MERGER SYNERGIES

Synergies are a natural outcome of the merger process:

- ❑ Technological synergies
- ❑ Commercial synergies
- ❑ Synergies from economies of scale

TECHNOLOGY SYNERGIES

MULTIPLE COMPETENCIES SHARED BY SAFRAN GROUP COMPANIES

	Snecma & Snecma Services	Turbomeca	SPS	Techspace Aéro	Messier-Dowty	Messier-Bugatti	Hispano-Suiza	Aircelle	Labinal	Teuchos	Sagem DS	Sagem Com
Acoustics	■				■							
Aerodynamics	■	■		■						■		
Computer hardware/software							■				■	
Combustion and environment	■	■										
Power electronics and distribution							■				■	
Control systems and equipment						■	■				■	
Hydraulics and fuel systems						■	■					
Systems integration	■				■		■				■	
Control and maintenance							■				■	
Materials	■		■		■	■		■				
Mechanics	■	■								■		
Optronics and signal processing											■	
Pyrotechnics and solid propulsion			■									
Wireless communications and telephony											■	■
Networks and electronic links							■		■		■	■
Security, biometrics, cryptography											■	
Thermal engineering	■	■	■							■		

■ technology developed by company

(blank) company benefitting from the technology

SAFRAN

TECHNOLOGY SYNERGIES

TECHNOLOGIES APPLIED TO PRODUCTS (1)



Systems and Communication protocols
Foot soldier equipment
Sagem Défense Sécurité
Engine control
Snecma, Turbomeca
Payment terminals
Sagem Défense Sécurité
Mobile phones
Sagem Communication
ADSL terminals
Sagem Communication
Landing system monitoring
Messier-Dowty, Messier-Bugatti
Onboard network
Sagem Défense Sécurité

SAFRAN

TECHNOLOGY SYNERGIES

TECHNOLOGIES APPLIED TO PRODUCTS (2)


Flight controls
Sagem Défense Sécurité
Thrust reversers
Hispano-Suiza, Aircelle
Hardened electronics
Power electronics
Critical software
Engine control
Hispano-Suiza
Avionics
Sagem Défense Sécurité
Electric brakes and landing systems
Messier-Dowty, Messier-Bugatti

SAFRAN

TECHNOLOGY SYNERGIES

TECHNOLOGIES APPLIED TO PRODUCTS (3)

Biometrics
Encryption software
Signal processing

Expert maintenance systems
Snecma, Turboméca, Messier-Bugatti, Messier-Dowty

Smart cards
Sagem Défense Sécurité

TV set-top boxes
Sagem Communication

Engine and equipment instrumentation
Snecma, Turbomeca, Messier-Dowty, Messier-Bugatti

SIM lock for mobile phones
Sagem Communication

Payment terminals
Sagem Défense Sécurité

TECHNOLOGY SYNERGIES

TECHNOLOGIES APPLIED TO PRODUCTS (4)



Landing gear
Messier-Dowty
Guided munitions
Sagem Défense Sécurité
UAVs
Sagem Défense Sécurité
Materials
Aerodynamics
Brake disks
Messier-Bugatti
Nacelles
Aircelle
Engines
Snecma, Turbomeca, SPS
Reflectors
Sagem Défense Sécurité

TECHNOLOGY SYNERGIES

EXAMPLES OF OPERATIONS UNDER WAY (1)

1. **<u>Electric brake for Boeing B787</u>**
   - World first on a commercial jet: total elimination of hydraulic pistons and equipment for braking.
   - Messier-Bugatti prime contractor.
   - Development of control electronics (high-power electronics) by Sagem Défense Sécurité: conversion of electrical information into an electromechanical load.

2. **<u>Overspeed protection unit for SaM146 engine (Russian Regional Jet)</u>**
   - Overspeed protection unit: an electronic unit that measures engine speed and limits it in case of uncontrolled rise.
   - Sagem Défense Sécurité is developing this unit for Snecma.

3. **<u>A380 nacelle actuators</u>**
   - Use of "off-the-shelf" Sagem actuators to ensure the opening of the nacelle cowls.

TECHNOLOGY SYNERGIES

EXAMPLES OF OPERATIONS UNDER WAY (2)

4. Tomorrow's foot soldier (Dismounted soldier program)

- Prime contractor: Sagem Défense Sécurité.
- Labinal is supplying the wiring assemblies.

5. Health monitoring system for Snecma engines

- System collects key data on engine operation (from sensors) in real time, and combines information from different sources to provide a clearer picture of the actual condition of the engine ➔ this type of system plays a vital role in better planning engine maintenance operations, reducing the grounding time of the aircraft, and determining which modifications are appropriate.
- Data acquisition and transmission architecture developed by Sagem Défense Sécurité.
- A "technical platform" has been set up to use this architecture on Snecma engines, and enhance it by the engine maker's skills.

COMMERCIAL SYNERGIES

EXAMPLES OF OPERATIONS UNDER WAY

1. **Modernization of Morocco's Mirage F1 fighters (excluding engines & equipment)**

- Competition initially between Thales and Sagem, with the former in the lead.
- SAFRAN provided support with Moroccan government by emphasizing extensive industrial investment by former Snecma companies in the country.
- Subsequent discussions with French Defense Procurement Agency DGA/Thales/SAFRAN ➔ signature of a partnership agreement by Thales and Sagem Défense Sécurité, and creation of an equally-owned subsidiary by Thales and Sagem Défense Sécurité to handle the modernization of French designed combat aircraft.

  Moroccan contract in the process of being awarded to this joint subsidiary.

  Other contracts are in the pipeline ...

2. **Rationalization of international network**

- Estimated savings ≈ €2 million/year.

3. **Joint approach to aircraft manufacturers and other major customers**

SYNERGIES ECONOMIES OF SCALE

1. **Production purchases:**
   - Electronic components
   - Machining of small mechanical parts
   - Fasteners
   - Wiring harnesses, connectors
   - ...

2. **Other purchases**
   - Transport and logistics
   - Telecommunications
   - Information Technology
   - Missions

3. **Insurance and financial services**

PROGRESS OF FINANCIAL SAVINGS

- Initial goal of locked-in savings at year-end 2005 (cf. January 2005 offering memorandum)

  €67 to €81 million

- Actual locked-in savings at year-end 2005 (est.)

  €65 to €70 million

SAFRAN'S OVERALL SAVINGS PLAN *(1)*

- Proactive continuous improvement initiative: ***Action V***

  → ***with a large number of actions (individual and collective) applied at all Group companies***

- **Over 200 major projects under way**

SAFRAN'S OVERALL SAVINGS PLAN *(1)*

- **Selected major projects:**

a) ***Structuring of industrial resources in France***

- Organization of Snecma in industrial centers of excellence, regrouping the design, engineering and production functions
- Tightening the size of Snecma's plants
- Renovation of Turbomeca's plant in Bordes
- Link-up between the design offices at Snecma and Turbomeca
- Closure of Aircelle's Meudon site and transfer of corresponding activities to more appropriate sites
- Divestment of non-core, and/or long-term dilutive businesses : cables, seat actuators,...
- Reducing the number of suppliers of IT services, and the network of design subcontractors.

SAFRAN'S OVERALL SAVINGS PLAN *(1)*

- **Selected major projects:**

  b) <u>International development</u>

  - Creation of engine parts production plants in China, Russia, India
  - Development of engineering operations in India
  - Setting up operations in Morocco for nacelles, wiring and engineering
  - Development of purchases in emerging countries

SAFRAN'S OVERALL SAVINGS PLAN *(2)*

- Objective of Snecma Group's savings plan launched in early 2004, prior to merger with Sagem: €500 million by 2008
- Estimated value of savings generated by Snecma-Sagem merger synergies (cf. January 2005 offering memorandum):
  from €163 to €205 million by 2008

→ **TARGETED OVERALL SAVINGS PLAN : €M 700 million by 2008**

- Within the scope of this global plan, a total of €558 million identified as of November 30, 2005 and fully managed as projects.

LES SYNERGIES TECHNOLOGIQUES

INNERVATION DES COMPETENCES ELECTRONIQUES



Traitement du signal
Communication Radio
Composants
Gestion de l'énergie
Transmission sécurisée
Fusion de données
Électronique durcie
Logiciels embarqués
Électronique en environnement difficile
Capteurs et actionneurs
Électronique de puissance
Instrumentation
Systèmes de commande
Systèmes experts maintenance
Calcul et simulation
Télécommunications
Défense Sécurité Systèmes
Applications Aéronautiques

SAFRAN

FINANCE

Noël GAUTHIER

FINANCE: Contents

- Financial structure of the SAFRAN Group
- Exchange rate risks
- Financial guarantees

FINANCE

- **Financial structure of the SAFRAN Group**
- Exchange rate risks
- Financial guarantees

Financial structure of the SAFRAN Group
(at June 30, 2005)

Shareholders' Equity:	€4,821 million
Net debt:	€1,123 million
- Medium and long-term financing:	€720 million
- Short-term financing:	€405 million
Gearing:	23%

Current medium and long-term financings

	Amount	Term	Rate	Currency
EIB credits	€400 M	5 to 8 yrs	Fixed 3.2%	€
Lease-credit	€90 M	5 to12 yrs	Fixed 5.0%	€/USD
Payroll savings	€130 M	5 years	3.8%	€
Other borrowings	€100 M		3.7%	€/USD
Total M/LT financing	€720 M			

SAFRAN

Short-term financings

- **Net total: €405 million**

Euros	=	€303 M
USD	=	€130 M
Other (£-CAD)	=	€42 M
Assets	=	**€475 M**

Euros	=	€601 M
USD	=	€167 M
Other (£-CAD)	=	€112 M
Liabilities	=	**€880 M**

- **Terms**
  - EONIA: financing in euros
  - FED FUNDS: financing in USD

- **Financing instruments:**
  - Commercial paper program, €2,000 million

Stand-by credit lines

- **Credit lines :** **€1,295 million**
  - **Term:** **5 years**
  - **Bank pool:** **7 banks**
  - **Drawing rights:** **€ or USD**

SAFRAN Group cash pool



Investments/Loans
SAFRAN
Pivot accounts
€20,000 million/year
2 banks
USD
20 companies
US Zone
1 bank
GBP USD EUR
8 companies
UK Zone
5 banks
EUR USD GBP JPY
34 companies
EURO Zone
1 bank
USD EUR
4 companies
Singapore Zone

FINANCE

- Financial structure of the SAFRAN Group
- **Exchange rate risks**
- Financial guarantees

Exposure to exchange rate risks

- One-third of revenues in dollars is naturally hedged by purchases in dollars (*)
- For 2005, the net €-USD exposure should be about $2.9 billion
- The total hedging portfolio as of December 1, 2005 stood at $6.4 billion
- Marked to market = €700 million

(*) excluding purchases by Sagem Communication

Changes in the hedging portfolio


EUR/USD
1.35
1.30
1.25
1.20
$5,419 M
1€ = $0.99
- $1,344 M
$1,898 M
$5,973 M
1€ = $1.05
- $1,247 M
$1,660 M
$6,386 M
1€ = $1.08
Dec. 30, '04
Other currencies
Jun. 30, '05
Dec. 1, '05

SAFRAN

FINANCE

- Financial structure of the SAFRAN Group
- Exchange rate risks
- **Financial guarantees**

Financial guarantees

(millions of USD)	31/12/04	**30/06/05**	Change
Total commitments	767	**727**	- 40
▷ **Estimated collateral value**	459	**426**	-33
▷ **Net risk on these commitments**	308	**301**	-7
Provisions	244	**262** [1]	+18

(1) Northwest risk fully covered

Summary of commitments



Amount ($M)
1,400
1,200
1,000
800
600
400
200
0
0
0
0
0
0
1
1
1,069
1,090
1,149
1,146
1,126
1,198
1,069
1,046
1,030
1
1
1
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
(30-06)

SAFRAN

Commitments by region


Other
2%
Europe 37%
North America
61%

Dec. 30, 2003


Other
3%
Europe 51%
North America
46%

June 30, 205

M$	Dec. 31, 2003	June 30, 2005
Europe	353	369
North America	593	337
South America	13	15
Asia	7	7
Total	966	727

By type of commitment



Financial
Guarantees 56%
AVG 44%

Dec. 30, 2003



Financial
guarantees 39%
AVG 61%

June 30, 2005

M$	Dec. 31, 2003	June 30, 2005
AVG	429	445
Financial guarantees	537	282
Total	966	727

SAFRAN

Breakdown of AVG windows (gross commitments)


200
180
160
140
120
100
80
60
40
20
0
Amount ($M)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

SAFRAN

Calculation methods for provisions

▹ Financial guarantees



Valuation of security
Commitments (gross risk)
Net risk
(Avac –30%)
Weighting
Provisions
• Company's rating
• If explicit risk (Chap 11): wholly provisioned

▹ AVG (Asset Value Guarantee)

- Can only be exercised at term
- Can not be transferred by beneficiary
- Cancelled in case of default by beneficiary

▹ Calculated using the Monte Carlo method (exercise of options)

▹ In case of return notice, 100% net risk provision

Changes in risk/provisions


M$
1,200
1,000
800
600
400
200
0
31/12/03
31/12/04
30/06/05
Gross risk
Net risk
Provisions

- Decrease in commitments
- Number of underlying aircraft: 130
- Net risk coverage: 90%

SAFRAN

CONCLUSION

SAFRAN

Four strategic objectives

- Consolidate or develop leadership positions in all business sectors
- Enhance ability to adapt to business cycles in our sectors
- Improve financial performance
- Develop employee shareholding and establish a stable shareholding structure

Consolidate or develop leadership positions in all business sectors

- Sustained R&D
  - develop comprehensive expertise
  - technological independence
- Continuous development of ability to take charge of complete aircraft subsystems
- Apply competencies to products or systems used in growth markets
- Manage complete product cycle, from design to support

SAFRAN

Consolidate or develop leadership positions in all business sectors

- Consolidate current partnerships and foster new partnerships if they are compatible with current ones
- Bolster bonds with customers by expanding operations to targeted locations
- Continuous adaptation of Group size: external growth, divestment

Enhance ability to adapt to business cycles in our sectors

- Continuous adjustment of size and production organization
- Development of MRO and other service businesses
- Balanced portfolio comprising businesses with different cycles

Improve financial performance

- Growing the installed base in all sectors to increase share of high-margin business: spare parts
- Accelerate continuous improvement initiatives (Action V)
- Identify and apply technological, industrial, commercial and financial synergies between the Group's businesses
- Minimize the impact of currency exchange fluctuations by measured actions at all levels (industrial, commercial, financial)

Develop employee shareholding and establish a stable shareholding structure

- Provide regular, reliable information to all shareholders
- Deliver satisfactory return on investment to shareholders
- Encourage employee shareholding

SAFRAN

SIÈGE SOCIAL

May 12, 2006

RECEIVED
2006 MAY 17 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. Pending

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)
Robert C. Treuhold
Bertrand Sénéchal
(Shearman & Sterling LLP)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

Rule 12g3-2(b) File No. pending

Annex

RECEIVED
2006 MAY 17 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

I. PRESS RELEASES

No

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

SAFRAN - Individual statements pursuant to articles 222-14 and 225-15 of the AMF's General Regulations (dated April 26, 2006)

SAFRAN - Individual statements pursuant to articles 222-14 and 225-15 of the AMF's General Regulations (dated May 2, 2006)

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

SAFRAN - Notice of and invitation to attend to the combined shareholders' meeting to be held on May 18, 2006 and the resolutions

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share of 83 405 917 euros - Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin - 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

04/26/06

Last Name:	OLIVIER
First Name:	Grégoire
Position:	Member of the Management Board
Type of Financial Instrument:	Shares (exercise of options)
Type of Transaction:	Purchase of 38,000 Securities
Date of Transaction:	03/29/06
Place of Transaction:	Paris
Price of Transaction:	€ 10.63
Amount of Transaction:	€ 403,940.00

Last Name:	OLIVIER
First Name:	Grégoire
Position:	Member of the Management Board
Type of Financial Instrument:	Shares (exercise of options)
Type of Transaction:	Purchase of 20,335 Securities
Date of Transaction:	04/26/06
Place of Transaction:	Paris
Price of Transaction:	€ 10.63
Amount of Transaction:	€ 216,161.05

SAFRAN

A French *société anonyme* with a Management Board and Supervisory Board
Share of 83 405 917 euros - Commercial Registry of Paris 562082909
2, Bd du Général Martial Valin - 75724 Paris Cedex 15

INDIVIDUAL STATEMENTS PURSUANT TO ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE *AUTORITE DES MARCHES FINANCIERS*

05/02/06

Last Name:	DUPUY
First Name:	Armand
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares
Type of Transaction:	Sale of 5,000 Securities
Date of Transaction:	03/16/06
Place of Transaction:	Paris
Price of Transaction:	€ 20.50
Amount of Transaction:	€ 102,500.00

Last Name:	DUPUY
First Name:	Armand
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares
Type of Transaction:	Sale of 5,000 Securities
Date of Transaction:	03/17/06
Place of Transaction:	Paris
Price of Transaction:	€ 20.45
Amount of Transaction:	€ 102,250.00

Last Name:	DUPUY
First Name:	Armand
Position:	Member of the Supervisory Board
Type of Financial Instrument:	Shares (exercise of options)
Type of Transaction:	Purchase of 17,500 Securities
Date of Transaction:	03/20/06
Place of Transaction:	Paris
Price of Transaction:	€ 10.29
Amount of Transaction:	€ 180,075.00

SAFRAN

Limited liability company (Société anonyme) with an Executive and a Supervisory Board and share capital of €83,405,917

Registered Office: 2 Boulevard du Général Martial Valin – 75015 PARIS

562 082 909 R.C.S. PARIS
SIRET N°: 562082909/01190

COMBINED SHAREHOLDERS' MEETING OF THURSDAY, MAY 18, 2006 (10:30 a.m.)

Decree No. 67-236 of March 23, 1967
(Article 133)

LA GRANDE ARCHE DE LA DEFENSE

ESPACE GRANDE ARCHE – Parvis de la Défense – 92 PARIS LA DEFENSE

This translation has been prepared for convenience of English-speaking readers . The original French version alone is binding.

NOTICE OF MEETING AND INVITATION TO ATTEND

Safran shareholders are invited to attend the Combined Shareholders' Meeting on **Thursday, May 18, 2006 at 10:30 a.m.**, to be held at ESPACE GRANDE ARCHE – Parvis de la Défense, 92 PARIS LA DEFENSE, in order to deliberate on the following agenda:

1. The management report of the Executive Board on the financial statements and transactions of the Company for the fiscal year ended December 31, 2005,
2. The Supervisory Board's report on the report of the Executive Board and the financial statements for the fiscal year,
3. The Executive Board's special report on the share option plan,
4. The Auditors' reports on the financial statements for the year ended December 31, 2005 and on transactions with related parties covered by Articles L. 225-86 *et seq.* of the French Commercial Code,
5. Approval of the Company financial statements and transactions for fiscal year 2005,
6. Approval of the consolidated financial statements,
7. Discharge of members of the Executive and Supervisory Boards from all liability for the performance of their duties,
8. Appropriation of net profit and the long-term capital gains special reserve,
9. Ratification of the appointment of two new members to the Supervisory Board
10. Change of the corporate name of the incumbent auditor,
11. Auditors' reports on the financial authorizations to be granted to the Executive Board,
12. Authorization for the repurchase by the Company of its own shares,
13. Authorization granted to the Executive Board to increase the share capital,
14. Authorization granted to the Executive Board to grant share subscription and purchase options,
15. Authorization granted to the Executive Board to reduce the share capital by cancellation of shares previously purchased,
16. Conferring of powers.

***

All shareholders, irrespective of the number of shares they hold, are entitled:

- to attend the shareholders' meeting in person or be represented by another shareholder entitled to attend the shareholders' meeting or by his/her spouse, bearing the appropriate proxies; proxies must be filed at the registered office at least three days prior to the date of the shareholders' meeting, or
- to vote on the resolutions presented to the shareholders' meeting by correspondence; voting forms must be received at the registered office at least three days prior to the date of the shareholders' meeting.

Any shareholder wishing to vote by correspondence may obtain a voting form from one of the following designated banks, or from the registered office of the Company, by written request by registered letter with acknowledgement of return receipt. The duly completed form must be received by the Shareholder Relations Department at least six days prior to the date of the shareholders' meeting.

In order to attend or be represented at the shareholders' meeting or to vote by correspondence, holders of bearer shares must submit a certificate prepared by the custodian of their account to the effect that their shares have been frozen and are unavailable, at least five days prior to the date of the shareholders' meeting, to one of the following:

- the registered office: 2 boulevard du Général Martial Valin – 75724 Paris CEDEX 15,
- BNP Paribas - 16 boulevard des Italiens - 75009 - PARIS,
- CALYON - 14, rue Rouget-de-Lisle – 92682 – Issy les Moulineaux,
- Crédit-Mutuel - Credit Industriel et Commercial – 6 avenue de Provence - 75009 - Paris,
- Société Générale – 29, Boulevard Haussmann – 75009 Paris,
- Natexis Banques Populaires – 115, rue Montmartre – 75002 Paris

or the branches of these institutions in France.

***

The shares represented must remain frozen until shareholders have duly deliberated.

Holders of registered shares are exempt from deposit requirements.

The Executive Board

OVERVIEW

Following completion of the share purchase and exchange bids launched by Sagem on Snecma on January 19, 2005, the Extraordinary Shareholders' Meeting of May 11, 2005 ratified the merger of Snecma and Sagem SA and the change in corporate name from Sagem SA to Safran.

A number of new structures were set up at this date, with notably the creation of two new companies: Sagem Communication and Sagem Défense Sécurité.

The Safran Group now comprises a Group parent company, Safran and four activity branches:

a) Aerospace Propulsion,
b) Aviation Equipment,
c) Defense, Security,
d) Communications.

each comprising several companies.

***
*

Safran Group pro forma consolidated revenue(*) for fiscal year 2005 is €10,577 million.

On a constant U.S. dollar exchange rate, revenue growth on 2004 is 6.2%; based on 2005 exchange rates, revenue growth is 4.7%.

The contribution of Safran Group branches compared with 2004 IFRS pro forma revenue(**) is as follows (based on exchange rates prevailing in the years concerned):

in € million	Year ended December 31, 2004	Year ended December 31, 2005	Change in %
Aerospace Propulsion	4,315	4,493	4.1 %
Aviation Equipment	2,219	2,510	13.1 %
Defense Security	1,159	1,232	6.3 %
Communications	2,405	2,342	- 2.6 %
Consolidated revenue	**10,098**	**10,577**	**4.7 %**

On a constant U.S. dollar exchange rate basis, the **Aerospace Propulsion branch** reported growth of 6.5%. This increase reflects the growth in engine and spare parts sales in both the civil aviation and helicopter sectors. Military engine activities reported a fall in deliveries of installed engines and spare parts, partly due to the economic environment. 2005 also saw the receipt of a record number of orders, with notably the receipt of orders for 1,640 CFM56 engines and 1,251 helicopter engines.

(*) *Safran Group consolidated revenue for 2005, which comprises 12 months revenue for the former Sagem Group and only 9 months revenue for the former Snecma Group, is €8,691 million (2004 data is not comparable with respect to either scope or accounting standards).*

(**) *As if Safran was created as of January 1, 2004.*

On a constant U.S. dollar exchange rate basis, **Aviation Equipment branch** revenue is up 15.2%. All sectors enjoyed growth, confirming the strong positions developed notably in the nacelle, cable, landing gear, wheels and brakes segments.

The **Defense Security branch** reported revenue growth of 6.3% on 2004, reflecting good activity levels in the civil avionic and security sectors.

Communication branch revenue is down 2.6% on 2004. Despite growth in cell phone volumes and broadband products, 2005 was marked by strong pressure on prices.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Adjusted pro forma income from operations for the year ended December 31, 2005 is €762 million, compared to €699 million for the year ended December 31, 2004, a rise of 9%.

Overall productivity improvements and volume increases, particularly spare part volumes, more than offset the difficulties encountered by communications activities.

The Communications branch reported stable income from operations, while the other branches enjoyed a marked increase.

The Group operating margin rate is 7.2% for 2005, compared to 6.9% for 2004.

The adjusted pro forma net profit for the period is €501 million for 2005, up 23.1% on the 2004 figure of €407 million.

The net financial position of Safran Group improved considerably during the year, from net debt of €1,123 million as of June 30, 2005 to net debt of €473 million as of December 31, 2005.

COMPANY FINANCIAL STATEMENTS

Safran reported 2005 revenue of €92 million.

The loss from operations is €32 million.

Net finance income for the period is €287 million, and mainly comprises dividends.

The Company reported a net profit for the period of €303 million.

OUTLOOK FOR THE FUTURE

Group activities in the aviation sector should enjoy growth, both series production activities and spare parts and services activities. Steps taken to turn around the Communications branch should begin to bear fruit.

In this context, revenue growth should continue in 2006.

Further growth should also be reported in profit from operations

Finally, with net finance costs expected to remain stable and the tax expense forecast at 2005 levels, Safran Group looks forward to further growth in net profit for the period in 2006.

KEY RESULTS FOR THE LAST FIVE YEARS

in euros	2001	2002	2003	2004	2005
SHARE CAPITAL AT THE END OF THE YEAR					(3)
Share capital	36,235,676	36,044,360	36,405,229	35,500,000	83,405,917
Number of ordinary shares outstanding	27,262,516	27,071,000	36,405,229	177,500,000	417,029,585
Adjusted number of ordinary shares (1)	159,031,340	157,914,165	182,026,145	177,500,000	417,029,585
Number of non-voting preferred shares outstanding	8,973,360	8,973,360	0	0	0
Adjusted number of non-voting preferred shares (1)	52,344,600	52,344,600	0	0	0
Total number of shares outstanding	36,235,676	36,044,360	36,405,229	177,500,000	417,029,585
Adjusted total number of shares (1)	211,375,940	210,258,765	182,026,145	177,500,000	417,029,585
Maximum number of potential shares created by:					
- conversion of bonds					
- exercise of subscription rights					
RESULTS AND OPERATIONS OF THE YEAR					
Revenue	2,939,793,431	2,642,403,798	3,029,390,741	3,450,944,596	91,812,194
Net profit before income tax, employee profit-sharing, depreciation, amortization and provisions	131,592,431	54,015,274	146,500,005	238,577,114	264,715,285
Income tax expense	(36,691,893)	(2,418,074)	61,533,173	51,820,536	71,790,444
Employee profit-sharing	0	0	18,600,000	15,470,000	0
Net profit after income tax, employee profit-sharing, depreciation, amortization and provisions	4,796,815	44,168,623	154,322,999	110,055,539	302,595,258
Dividend distribution	22,638,862	31,286,203	34,220,915	91,746,509 (2)	150,130,650
PER SHARE DATA					
Net profit after income tax and employee profit-sharing but before depreciation, amortization and provisions					
- based on the number of ordinary shares outstanding	4.64	1.57	1.83	0.96	0.81
- based on the adjusted number of shares (1)	0.80	0.27	0.37	0.96	0.81
Net profit after income tax, employee profit-sharing, depreciation, amortization and provisions					
- based on the number of ordinary shares outstanding	0.13	1.23	4.24	0.62	0.73
- based on the adjusted number of shares (1)	0.02	0.21	0.85	0.62	0.73
Dividend per share:					
a) ordinary shares					
- based on the number of shares outstanding	0.60	0.90	0.94	0.22	0.36
- based on the adjusted number of shares (1)	0.10	0.15	0.19	0.22	0.36
b) non-voting preferred shares					
- based on the number of shares outstanding	0.70	-	-		
- based on the adjusted number of shares (1)	0.12	-	-		
EMPLOYEE DATA					
Average number of employees during the year	13,321	10,998	11,050	11,780	334
Total payroll	423,892,597	371,639,524	383,948,446	422,760,011	41,110,233
Total social and employee benefits paid in respect of the year (social security contributions, social works, etc)	201,441,677	187,896,640	193,807,406	215,406,137	23,301,207

(1) Adjusted for the 1 for 6 bonus issue decided by the General Shareholders' Meeting of December 18, 2003 and the stock split

RESOLUTIONS

<u>FIRST RESOLUTION</u>: Approval of the Executive Board and Auditors' reports and the financial statements for the year ended December 31, 2005 – Discharge of members of the Executive and Supervisory Boards from all liability for the performance of their duties.

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the management report of the Executive Board, the Supervisory Board's report and the Auditors' report and having taken due note of the balance sheet and income statement, hereby approve in full the reports and the financial statements for the year ended December 31, 2005.

Shareholders hereby discharge members of the Executive and Supervisory Boards from all liability for the performance of their duties in 2005.

<u>SECOND RESOLUTION</u>: Decision concerning the long-term capital gains special reserve

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the report of the Executive Board, hereby approve the transfer of an amount of €404,908,814.98 to the long-term capital gains special reserve.

<u>THIRD RESOLUTION</u>: Appropriation of net profit – Setting of the dividend

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, hereby decide to appropriate the amount of €306,054,665.60 as follows:

	in euros
• Net profit for the period	302,595,258.17
• Retained earnings	3,459,407.43
• **Total for appropriation**	**306,054,665.60**
Appropriation:	
Legal reserve	4,700,068.80
Optional reserves	151,000,000.00
Dividend: €0.36 to 417,029,585 shares	150,130,650.60
- Dividend per the Bylaws: €0.01 per share	
- Additional dividend: €0.35 per share	
Retained earnings	223,946.20
	306,054,665.60

The resulting dividend per share is €0.36.

The entire dividend distribution qualifies for the 40% tax allowance detailed in Article 158.3 paragraph 2 of the French General Tax Code.

The dividend payment date is set at May 22, 2006. Dividends payable on treasury shares held by the Company at the payment date shall be recorded in retained earnings.

Dividends distributed per share in respect of the last three years were as follows:

Fiscal year	Number of shares	Gross dividend EURO	Tax credit EURO	Net dividend EURO	**Adjusted net dividend* EURO**
2002	34,762,448	1.35	0.45	0.90	**0.15**
2003	36,405,229	1.41	0.47	0.94	**0.19**
2004	417,029,585	0.22	-	0.22	**0.22**

*Adjusted to take account of the 1 for 6 bonus issue in December 2003 and the 5 for 1 stock split decided by the Combined Shareholders' Meeting of December 20, 2004.

FOURTH RESOLUTION: Approval of the consolidated financial statements

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, hereby approve the consolidated financial statements for the year ended December 31, 2005, as presented, prepared in accordance with the provisions of Articles L.233-16 *et seq.* of the French Commercial Code.

FIFTH RESOLUTION: Approval of the Auditors' special report

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the Auditors' special report on transactions with related parties covered by Articles L.225-86 *et seq.* of the French Commercial Code, hereby approve said report.

SIXTH RESOLUTION: Ratification of the appointment of Mrs. Michèle Monavon to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the reports of the Executive and Supervisory Boards, hereby ratify the appointment to the Supervisory Board, with effect from May 12, 2006, of Mrs. Michèle Monavon, in her official capacity as Chairperson of FCPE SAFRAN ABOND, following her appointment by the Supervisory Board on April 10, 2006 to replace Mr. Dominique Paris who resigned with effect from May 12, 2006.

As such, Mrs. Michèle Monavon is appointed to the Supervisory Board for the remainder of the term of office of her predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

Mrs. Monavon made known in advance that she accepted this appointment, having announced that she satisfied all the conditions required by law and regulations to carry out the office of member of the Supervisory Board.

SEVENTH RESOLUTION: Ratification of the appointment of Mr. Christian Halary to the Supervisory Board

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the reports of the Executive and Supervisory Boards, hereby ratify the appointment to the Supervisory Board, with effect from May 12, 2006, of Mr. Christian Halary, in his official capacity as Chairperson of FCPE Avenir, following his appointment by the Supervisory Board on April 10, 2006 to replace Mr. Michel Toussan who resigned with effect from May 12, 2006.

As such, Mr. Christian Halary is appointed to the Supervisory Board for the remainder of the term of office of his predecessor, that is until the end of the General Shareholders' Meeting held to approve the financial statements for the year ended December 31, 2010.

Mr. Halary made known in advance that he accepted this appointment, having announced that he satisfied all the conditions required by law and regulations to carry out the office of member of the Supervisory Board.

EIGHTH RESOLUTION: Change in the corporate name of the incumbent auditor

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having taken due note of the change in the corporate name of Deloitte Touche Tohmatsu Audit, incumbent auditor, to "Deloitte & Associés", hereby confer full powers on the Chairman of the Executive Board to take the necessary steps to record the new corporate name of the auditor, Deloitte & Associés, in the certificate of incorporation (French *Kbis*).

NINTH RESOLUTION: Repurchase by the Company of its own shares

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the report of the Executive Board:

1 – hereby authorize, in accordance with Article L.225-209 of the French Commercial Code, the Executive Board to purchase shares in the Company, by any means, on the stock market or over-the-counter, including through the acquisition of share blocks or the use of derivative instruments, and at any time, including during a public share offering, up to a maximum of 10% of the share capital of the Company, this amount being adjusted when necessary to reflect capital transactions performed after the general shareholders' meeting.

Purchases may be performed:

- in accordance with the provisions of Article L. 225-208, in order to grant share purchase options to employees of Safran or the Group, subject to approval of the thirteenth resolution below, and within the limits set by this resolution, or in order to offer members of a Group Saving Plan the ability to purchase, within the plan, shares of the Company in accordance with the conditions and procedures provided by law; or
- with a view to their cancellation subject to approval of the tenth resolution below; or
- via an investment services provider pursuant to a liquidity and share management agreement; or
- in order to hold them for exchange or use as payment in external growth transactions.

Shareholders therefore decide that an amount equal to the purchase price of the shares purchased pursuant to this authorization shall be transferred to the "Treasury shares reserve", which stands as of December 31, 2005 at €72,882,007.25.

Shares purchased with a view to their exchange in external growth transactions may be sold or transferred by any means, notably on the stock market or over-the-counter, including through the sale of share blocks.

Irrespective of the ultimate purpose of the share repurchase transactions, they must be performed in accordance with the provisions of European Regulation No.2273/2003, whether in terms of volumes purchased, the acquisition price or holding periods; in particular, transactions must not be performed at a price above the higher of the price of the last independent trade and the highest current independent bid on the trading venues when the purchase is carried out, or represent more than 25% of the average daily volume of shares traded on the market during the reference period, equal to the average daily volume of the shares traded during the twenty trade days preceding the day of purchase.

2 – hereby set the maximum share purchase price at 30 euros per share, subject to potential adjustments to reflect share capital transactions; the total amount allocated to this share purchase program may not exceed €1,230,000,000.

3 – hereby confer full powers on the Executive Board, including the power of delegation, to submit all stock market orders, enter into all agreements, perform all formalities and, in general, do all that is necessary for the application of this authorization.

This authorization is granted for a maximum of 41,000,000 shares based on a purchase price of €30 per share and is valid for a period expiring on the date of the next annual general shareholders' meeting.

TENTH RESOLUTION: Share capital reduction by cancellation of shares

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, and having taken due note of the reports of the Executive Board and the auditors:

1- hereby authorize the Executive Board, at its sole initiative and on one or more occasions, up to a maximum of 10% of the share capital of the Company, to cancel treasury shares held, in full or part, and reduce the share capital in the same amount;
2- hereby confer full powers on the Executive Board, including the power of delegation, to perform transactions, make the necessary deductions from additional paid-in capital and reserves, amend the bylaws and perform all formalities;
3- this authorization is granted for a period expiring on the date of the next annual general shareholders' meeting.

ELEVENTH RESOLUTION: Authorization to increase the share capital by capitalization of reserves, profits and additional paid-in capital

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to ordinary general meetings, and having heard the report of the Executive Board, hereby delegate to the Executive Board, with the possibility of sub-delegation to the Chairman of the Executive Board, the necessary powers to increase the share capital of the Company by a maximum of €100,000,000 by capitalization of reserves, profits and additional paid-in capital and issue the appropriate number of new shares and/or increase the par value of each share.

This share capital increase may be performed on one or more occasions and by tranches, in amounts, at times and under terms and conditions determined by the Executive Board.

When new shares are granted to shareholders, the Executive Board may decide that fractions of shares cannot be traded and that the corresponding shares shall be sold, with the sales proceeds payable to holders of these rights no later than thirty days after the date of registration in their account of the full number of shares granted.

Pursuant to Law No. 2001-152 of February 19, 2001 on employee savings, this delegation conferred on the Executive Board includes the ability to decide, within the ceiling defined above, a share capital increase reserved for members of a corporate savings plan, subject to the subscription terms and conditions defined in Article L.443-5(2) of the French Employment Code.

Shareholders hereby confer full powers on the Executive Board to perform a share capital increase and make the necessary amendments to the bylaws.

These powers are delegated to the Executive Board for a period expiring on the date of the next annual general shareholders' meeting.

TWELFTH RESOLUTION: Authorization to grant share subscription options

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, and having heard the report of the Executive Board and the Auditors' special report, hereby authorize the Executive Board, within the framework of Article L. 225-177 of the French Commercial Code, to grant, on one or more occasions, to employees or executive officers of Safran and related companies or groupings as defined by Article L. 225-180 of the aforementioned Code, options conferring entitlement to subscribe for Safran shares. The Supervisory Board, at the recommendation of the Compensation and Options Committee, shall determine the total number of options to be granted and the total number of options to be granted

to executive officers. In addition, any questions shall be referred to the Investments and Transfers Commission when necessary.

The share capital increase resulting from the exercise of options granted shall not exceed a maximum of 1% of the share capital per annum, with this percentage including any share purchase options granted pursuant to the thirteenth resolution below.

Pursuant to the law, this authorization includes the waiver by shareholders of their preferential subscription rights to the shares issued following the exercise of the options, in favor of the beneficiaries of such options.

The subscription price of the shares to which the options confer entitlement shall be determined by the Executive Board, subject to a minimum equal to the average closing stock market price during the twenty trade days preceding the date of grant of the options.

This price may not be modified unless the Company performs a financial transaction during the option exercise period. In such cases, the number and price of shares shall be adjusted accordingly.

The option exercise period is set at five years, commencing on the date of grant by the Executive Board.

Shareholders confer full powers on the Executive Board to grant the aforementioned share subscription options, determine the terms and conditions thereof in accordance with the law and the bylaws and to perform all necessary formalities.

The Executive Board shall report each year to the ordinary shareholders' meeting on any transactions performed pursuant to this resolution.

The Executive Board may use this authorization, on one or more occasions, during a period expiring on the date of the next annual general shareholders' meeting.

THIRTEENTH RESOLUTION: Authorization to grant share purchase options

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, and having heard the report of the Executive Board and the Auditors' special report, hereby authorize the Executive Board, within the framework of Article L. 225-179 of the French Commercial Code, to grant, on one or more occasions, to employees or executive officers of Safran and related companies or groupings as defined by Article L. 225-180 of the aforementioned Code, options conferring entitlement to purchase existing Safran shares repurchased by the Company in accordance with the provisions of Articles L. 225-208 and L. 225-209 of the French Commercial Code and Articles 174-19 *et seq.* of Decree No. 67-236 of March 23, 1967 on commercial companies. The Supervisory Board, at the recommendation of the Compensation and Options Committee, shall determine the total number of options to be granted and the total number of options to be granted to executive officers. In addition, any questions shall be referred to the Investments and Transfers Commission when necessary.

Authorized share repurchases performed by the Company prior to the beginning of the share purchase option exercise period, in accordance with the terms defined in Article L. 225-208 of the French Commercial Code, shall not exceed 1% of the share capital per annum, with this percentage including any share subscription options granted pursuant to the twelfth resolution.

The purchase price of the shares to which the options confer entitlement shall be determined by the Executive Board, subject to a minimum equal to the average closing stock market price during the twenty trade days preceding the date of grant of the options.

This price may not be modified unless the Company performs a financial transaction during the option exercise period. In such cases, the number and price of shares shall be adjusted accordingly.

Options granted shall be valid for a maximum of five years, commencing on the date of grant by the Executive Board.

Shareholders confer full powers on the Executive Board to grant the aforementioned share purchase options, determine the terms and conditions thereof in accordance with the law and the bylaws and to perform all necessary formalities.

The Executive Board shall report each year to the ordinary shareholders' meeting on any operations performed pursuant to this resolution.

The Executive Board may use this authorization, on one or more occasions, during a period expiring on the date of the next annual general shareholders' meeting.

FOURTEENTH RESOLUTION: Overall ceiling for authorized share capital increases

Shareholders, deliberating in accordance with the rules of quorum and majority applicable to extraordinary general meetings, hereby set the maximum share capital increase which may be performed by the Executive Board pursuant to the preceding resolutions at €110,000,000. All share capital increases performed pursuant to one of these resolutions shall, therefore, be deducted from this ceiling.

FIFTEENTH RESOLUTION: Powers conferred by shareholders to comply with legal formalities

Shareholders hereby confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary publication, filing or other formalities in respect of the resolutions adopted by this meeting.

***

SAFRAN

Limited liability company (*Société anonyme*) with an Executive and a Supervisory Board,
and share capital of €83,405,917
Registered office: 2 boulevard du Général Martial Valin – 75724 Paris Cedex 15

562 082 909 RCS Paris
SIRET N°: 562 082 909/01190

*
* *

COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF THURSDAY MAY 18, 2006

DOCUMENT REQUEST FORM
(Article 133 of Decree 67-236 of March 23, 1967)
to be returned to the Shareholder Relations Department, Safran

I the undersigned:

Last name:

First name:

Home address:

Owner of _____________ Safran shares,

Hereby request the Company to send to the above address, the documents provided for in Article 135 of Decree No. 67-236 of March 23, 1967.

Place: Date:

Signature :

When my shares are held in registered form, please send me these documents for all future shareholders' meetings, without further request from me.

Signature: